As filed with the Securities and Exchange Commission on November 19, 2021.

Registration Statement No. 333-258606

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________________

Amendment No. 4
to
Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

_____________________________

Athena Technology Acquisition Corp.
(Exact Name of Registrant as Specified in Its Charter)

_____________________________

Delaware	6770	85-4204953
(Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

125 Townpark Drive, Suite 300
Kennesaw, GA 30144
Telephone: (970) 924-0446
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

_____________________________

Phyllis W. Newhouse
Chief Executive Officer
c/o Athena Technology Acquisition Corp.
125 Townpark Drive, Suite 300
Kennesaw, GA 30144
Telephone: (970) 924-0446
(Name, address, including zip code, and telephone number, including area code, of agent for service)

_____________________________

Copies to:

Gerry Williams, Esq. Penny Minna, Esq. DLA Piper LLP (US) One Atlantic Center 1201 West Peachtree Street, Suite 2800 Atlanta, Georgia 30309-3450	Dave Peinsipp, Esq. Dave Young, Esq. Garth Osterman, Esq. Cooley LLP 3 Embarcadero Center, 20th Floor San Francisco, CA 94111-4004

_____________________________

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective and on completion of the business combination described in the enclosed proxy statement/prospectus.

If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act. ☒

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price per Share	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3))
Common stock, par value $0.0001 per share	202,500,000	$10.00	$2,025,000,000.00	$219,697.50

____________

(1)      Based on the maximum number of shares of common stock, par value $0.0001 per share, of the registrant to be issued in connection with the Business Combination. This number is based on the 202,500,000 shares of common stock issuable on the consummation of the Business Combination as described herein

(2)      Estimated solely for the purpose of calculating the registration fee and computed pursuant to Rule 457(f)(1) under the Securities Act of 1933, the aggregate offering price of the common stock was calculated as follows: (a) 202,500,000, the estimated number of shares of common stock to be registered, multiplied by (b) $10.00, the price per share of the securities.

(3)      Calculated pursuant to Rule 457 of the Securities Act. The registrant previously paid a registration fee of $212,745 in connection with the initial filing of this Registration Statement on August 9, 2021 (determined by calculating the product of (i) the proposed maximum aggregate offering price at the time of the initial filing and (ii) 0.0001091). The amount of the registration fee that the registrant is required to pay in connection with this filing is offset by the amount of such previously paid registration fee. Accordingly, the registrant is paying an additional registration fee of $6,952.50 on the incremental aggregate offering price in connection with this filing (determined by calculating the product of (i) the incremental aggregate offering price of $75,000,000 and (ii) 0.0000927).

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary proxy statement/prospectus is not complete and may be changed. These securities described herein may not be sold until the registration statement filed with the U.S. Securities and Exchange Commission is declared effective. This preliminary proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 19, 2021

PROXY STATEMENT FOR
SPECIAL MEETING OF
ATHENA TECHNOLOGY ACQUISITION CORP.

___________________________________

PROSPECTUS FOR
UP TO 202,500,000 SHARES OF CLASS A COMMON STOCK OF
ATHENA TECHNOLOGY ACQUISITION CORP.
WHICH WILL BE RENAMED “HELIOGEN, INC.” IN CONNECTION WITH
THE BUSINESS COMBINATION DESCRIBED HEREIN

The board of directors of Athena Technology Acquisition Corp., a Delaware corporation (“Athena”), has unanimously approved (i) the merger of HelioMax Merger Sub, Inc. (“HelioMax Merger Sub”), a Delaware corporation, and Heliogen, Inc. (“Heliogen”), a Delaware corporation (the “Merger”), with Heliogen surviving as a wholly-owned subsidiary of Athena, pursuant to the terms of the Business Combination Agreement, dated as of July 6, 2021, by and among Athena, HelioMax Merger Sub and Heliogen, attached to this proxy statement/prospectus as Annex A (the “Business Combination Agreement” or “BCA”), as more fully described elsewhere in this proxy statement/prospectus; and (ii) the other transactions contemplated by the Business Combination Agreement and documents related thereto (collectively, the “Business Combination”).

In connection with the closing of the Business Combination, Athena will change its name to “Heliogen, Inc.” (“New Heliogen”).

At the effective time of the Business Combination, among other things, each share of Heliogen Common Stock will be canceled and converted into the right to receive a number of shares of common stock, par value $0.0001 per share, of Athena (the “Athena Common Stock”) equal to the Exchange Ratio (as defined in the Business Combination Agreement). The Exchange Ratio will be equal to the Aggregate Merger Consideration (as defined in the Business Combination Agreement) divided by the sum of the aggregate number of shares of Heliogen Common Stock issued and outstanding immediately prior to the effective time of the Business Combination. The Aggregate Merger Consideration is, on a pro forma basis, approximately 202,500,000 shares of Athena Common Stock (or approximately $2,025,000,000 in shares of Athena Common Stock), subject to certain adjustments. Adjustments to the Aggregate Merger Consideration will be made for the Aggregate Company Option Exercise Price, the amount of Company Closing Debt and the amount of Company Closing Cash.

The Athena Common Stock, units and warrants are currently listed on NYSE under the symbols “ATHN,” “ATHN.U” and “ATHN.WS,” respectively. Upon Closing, we intend to apply to list the shares issued as consideration in the Business Combination on the NYSE under the symbol “HLGN.” Thereafter, our units (each comprised of one share of Athena Class A Common Stock, and one-third of one redeemable warrant), will cease to trade as an individual security and, instead, will be separated into their constituent securities, and the Athena Class A Common Stock and warrants will trade under the symbols “HLGN” and “HLGN.W,” respectively. It is a condition of the consummation of the Business Combination described above that Athena receives confirmation from the NYSE that the securities have been conditionally approved for listing on the NYSE, but there can be no assurance such listing conditions will be met or that Athena will obtain such confirmation from the NYSE. If such listing conditions are not met or if such confirmation is not obtained, the Business Combination described above will not be consummated unless the NYSE condition set forth in the Business Combination Agreement are waived by the applicable parties.

Athena will hold a virtual special meeting of its stockholders (together with any adjournment or postponement thereof, the “Special Meeting”) on December 28, 2021 at 10:00 a.m. Eastern Time at http://www.cstproxy.com/athenatechnology/2021, to consider matters relating to the Business Combination. Athena and Heliogen cannot complete the Business Combination unless Athena’s stockholders approve and adopt the Business Combination Agreement and the transactions contemplated thereby, including the issuance of shares of Athena Common Stock to be issued in connection with the Business Combination. Athena is sending you this proxy statement/prospectus to ask you to vote in favor of these and the other matters described in this proxy statement/prospectus.

The Board of Directors of Athena has unanimously approved the Business Combination Agreement and the transactions contemplated thereby and recommends that Athena’s stockholders vote “FOR” the adoption and approval of the Business Combination Agreement and the transactions contemplated thereby, “FOR” the approval of the issuance of shares of Athena Common Stock to be issued in connection with the Business Combination, and “FOR” the other matters to be considered at the Special Meeting.

This proxy statement/prospectus provides stockholders of Athena with detailed information about the proposed business combination and other matters to be considered at the special meeting of Athena. We encourage you to read this entire document, including the Annexes and other documents referred to herein, carefully and in their entirety. You should also carefully consider the risk factors described in the section entitled “Risk Factors” beginning on page 53 of this proxy statement/prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

This proxy statement/prospectus is dated               , 2021, and is first being mailed to Athena’s stockholders on or about         , 2021.

NOTICE OF SPECIAL MEETING OF
STOCKHOLDERS OF ATHENA TECHNOLOGY ACQUISITION CORP.
TO BE HELD DECEMBER 28, 2021

To the Stockholders of Athena Technology Acquisition Corp.:

NOTICE IS HEREBY GIVEN that a Special Meeting of the stockholders of Athena Technology Acquisition Corp., a Delaware corporation (“we,” “us,” “our” or the “Company”), will be held on December 28, 2021 at 10:00 a.m., Eastern Time, virtually at http://www.cstproxy.com/athenatechnology/2021. In light of ongoing developments related to the coronavirus (COVID-19) pandemic, after careful consideration, the Company has determined that the Special Meeting will be a virtual meeting in order to facilitate stockholder attendance and participation while safeguarding the health and safety of our stockholders, directors and management team. You or your proxyholder will be able to attend and vote at the Special Meeting online by visiting http://www.cstproxy.com/athenatechnology/2021 and using a control number assigned by the transfer agent, Continental Stock Transfer & Trust Company. To register and receive access to the virtual meeting, registered stockholders and beneficial stockholders (those holding shares through a stock brokerage account or by a bank or other holder of record) will need to follow the instructions applicable to them provided in the proxy statement/prospectus. Please note that you will only be able to access the Special Meeting by means of remote communication. You are cordially invited to attend the Special Meeting to conduct the following items of business which you will be asked to consider and vote on:

1.      Proposal No. 1 — The Business Combination Proposal — To approve and adopt the Business Combination Agreement, a copy of which is attached to this proxy statement/prospectus as Annex A, and approve the transactions contemplated thereby, including the merger of HelioMax Merger Sub with and into Heliogen, Inc. (“Heliogen”), with Heliogen surviving the merger, and the issuance of Common Stock to holders of Heliogen capital stock as merger consideration;

2.      Proposal No. 2 — The NYSE Stock Issuance Proposal — To approve, for purposes of complying with applicable listing rules of the NYSE, the issuance of more than 20% of the Company’s outstanding Common Stock in connection with the Business Combination, and the transactions contemplated by the Subscription Agreements, including approximately 202,500,000 shares of Common Stock (as may be adjusted in accordance with the Business Combination Agreement) to Heliogen equity holders, 16,500,000 shares of Common Stock to the PIPE Investors and 510,000 shares of our Common Stock to the Sponsor pursuant to the Sponsor Support Agreement;

3.      Proposal No. 3 — Charter Amendment Proposal — To approve certain changes, including but not limited to changing the post-combination company’s corporate name from “Athena Technology Acquisition Corp.” to “Heliogen, Inc.,” increasing the number of shares authorized for issuance and eliminating certain provisions specific to our status as a blank check company, which our Board believes are necessary to adequately address the needs of the post-combination company;

4.      Proposal No. 4 — The Incentive Plan Proposal — To approve the Heliogen, Inc. 2021 Equity Incentive Plan, including the authorization of the initial share reserve under the Heliogen, Inc. 2021 Equity Incentive Plan;

5.      Proposal No. 5 — The Employee Stock Purchase Plan Proposal — To approve the Heliogen, Inc. 2021 Employee Stock Purchase Plan;

6.      Proposal No. 6 — Election of Directors Proposal — To elect the directors comprising the board of directors of New Heliogen following the Closing Date; and

7.      Proposal No. 7 — Adjournment Proposal — To approve, if necessary, the adjournment of the Special Meeting to a later date or dates to permit further solicitation and votes of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal, the NYSE Stock Issuance Proposal, the Charter Amendment Proposal, the Incentive Plan Proposal, the Employee Stock Purchase Plan Proposal or the Election of Directors Proposal. This proposal will only be presented at the Special Meeting if there are not sufficient votes to approve the Business Combination Proposal, the NYSE Stock Issuance Proposal, the Charter Amendment Proposal, the Incentive Plan Proposal, the Employee Stock Purchase Plan Proposal or the Election of Directors Proposal.

The above matters are more fully described in the accompanying proxy statement/prospectus, which also includes, as Annex A and Annex G, a copy of the Business Combination Agreement and a copy of the Second Amended and Restated Certificate of Incorporation. We urge you to read carefully the accompanying proxy statement/prospectus in its entirety, including the Annexes and accompanying financial statements of the Company and Heliogen.

The record date for the Special Meeting is November 23, 2021. Only stockholders of record at the close of business on that date may vote at the Special Meeting or any adjournment thereof. A complete list of our stockholders of record entitled to vote at the Special Meeting will be available for ten (10) days before the Special Meeting at our principal executive offices for inspection by stockholders during ordinary business hours for any purpose germane to the Special Meeting and electronically during the Special Meeting at http://www.cstproxy.com/athenatechnology/2021.

A majority of the voting power of all outstanding shares of capital stock of the Company entitled to vote must be present via the virtual meeting platform or by proxy to constitute a quorum for the transaction of business at the Special Meeting. Approval of each of the Business Combination Proposal, the NYSE Stock Issuance Proposal, the Incentive Plan Proposal, the Employee Stock Purchase Plan Proposal, the Election of Directors Proposal and the Adjournment Proposal require the affirmative vote of a majority of the votes cast at the Special Meeting. Approval of the Charter Amendment Proposal requires the affirmative vote of (i) the holders of a majority of the Founder Shares then outstanding, voting separately as a single class, (ii) the holders of a majority of the shares of Class A Common Stock then outstanding, voting separately as a single class and (iii) the holders of a majority of the then outstanding shares of Athena Common Stock, voting together as a single class. The Board unanimously recommends that you vote “FOR” each of these proposals.

By Order of the Board of Directors
/s/ Phyllis W. Newhouse
Phyllis W. Newhouse
Chief Executive Officer

i

ii

SUMMARY TERM SHEET

This summary term sheet, together with the sections entitled “Questions and Answers About the Proposals for Stockholders” and “Summary of the Proxy Statement/Prospectus,” summarizes certain information contained in this proxy statement/prospectus, but does not contain all of the information that is important to you. You should read carefully this entire proxy statement/prospectus, including the attached Annexes, for a more complete understanding of the matters to be considered at the Special Meeting. In addition, for definitions used commonly throughout this proxy statement/prospectus, including this summary term sheet, please see the section entitled “Frequently Used Terms.”

•        The Company is a blank check company or special purpose acquisition company, formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

•        In connection with the Company’s IPO, we issued 25,000,000 units at a price of $10.00 per unit resulting in total gross proceeds of $250,000,000. Each unit consisted of one share of Class A Common Stock and one-third of one redeemable warrant. Each whole warrant entitles the holder thereof to purchase one share of Class A Common Stock.

•        There are currently 34,266,667 shares of Common Stock, par value $0.0001 per share, issued and outstanding, including 25,000,000 shares of Common Stock originally sold as units as part of the IPO, 700,000 shares of Common Stock originally sold as Private Placement units simultaneously with the close of the IPO, and 8,566,667 Founder Shares that were initially issued or purchased prior to our IPO to our Sponsor. There are currently no shares of preferred stock issued and outstanding.

•        In addition, we have 8,333,333 whole public warrants to purchase Common Stock (originally sold as part of the public units issued in our IPO) outstanding along with 233,333 whole Private Placement Warrants issued to our Sponsor as part of the Private Placement Units. Each warrant entitles its holder to purchase one share of our Common Stock at an exercise price of $11.50 per whole share, to be exercised only for a whole number of shares of our Common Stock. The warrants will become exercisable on the later of the date that is (i) 30 days after the completion of the Business Combination, and (ii) twelve (12) months from the date of the closing of the IPO (or March 16, 2022), and they expire five years after the completion of the Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation. The public warrants would have an aggregate market value of approximately $16.7 million based upon the closing price of $2.00 per warrant on the NYSE on November 18, 2021, and the Private Placement Warrants issued to our Sponsor as part of the Private Placement Units would have an aggregate market value of approximately $0.467 million based upon the closing price of $1.00 per warrant on the NYSE on November 18, 2021. The shares of Athena Common Stock issuable upon exercise of the public warrants would have an aggregate market value of approximately $83.2 million based upon the closing price of $9.99 per share of Athena Common Stock on the NYSE on November 18, 2021, and the shares of Athena Common Stock issuable upon exercise of the Private Placement Warrants issued to our Sponsor as part of the Private Placement Units would have an aggregate market value of approximately $2.3 million based upon the closing price of $9.99 per share of Athena Common Stock on the NYSE on November 18, 2021.

•        Once the warrants become exercisable, the Company may redeem the outstanding public warrants at a price of $0.01 per warrant, if the last reported sales price of the Company’s Common Stock equals or exceeds $18.00 per share for any 20 trading days within a 30 trading day period ending on the third trading day prior to the date on which we give notice of such redemption and provided certain other conditions are met. Additionally, ninety (90) days after the warrants become exercisable, the Company may redeem all (but not less than all) of the outstanding warrants at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption (during which time the holders may exercise their warrants prior to redemption for the number of shares set forth in the table under the section captioned “Description of Securities — Warrants — Redemption of Warrants — Redemption of Warrants for Common Stock”) if the following conditions are satisfied: (i) the last reported sale prices of New Heliogen Common Stock equals or exceeds $10.00 per share (as may be adjusted for stock splits, stock dividends, reorganizations, recapitalizations or the like) on the trading day prior to the date of the notice; (ii) the private placement warrants are also concurrently exchanged at the same price as the outstanding public warrants; and (iii) there is an effective registration statement covering the issuance of the shares of New Heliogen Common Stock issuable upon exercise of the warrants and a current prospectus relating thereto available throughout the 30-day period after written notice of redemption is given. This additional redemption feature permits the Company to redeem the warrants when the New Heliogen Common Stock is trading at a price below the exercise price of the warrants.

•        For more information regarding our Common Stock and warrants, please see the section entitled “Description of Securities.”

•        Heliogen, a Pasadena, CA-based company founded in 2013, is a leader in next generation concentrated solar power (“CSP”). Heliogen is developing a modular, A.I.-enabled, concentrated solar power plant that will use an array of mirrors to reflect sunlight and capture, concentrate and convert it into cost-effective energy on demand. For more information about Heliogen, please see the sections entitled “Information about Heliogen,” “Heliogen’s Business,” and “Heliogen’s Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

•        Subject to the terms of the Business Combination Agreement and customary adjustments, each share of Heliogen capital stock issued and outstanding immediately prior to the effective time of the Merger (other than shares owned by Heliogen as treasury stock or dissenting shares) will convert into a number of shares of Common Stock set forth in the Business Combination Agreement (the “Heliogen Merger Consideration”), which aggregate amount is, on a pro forma basis, approximately 202,500,000 shares of Company Common Stock (as may be adjusted in accordance with the Business Combination Agreement).

•        The PIPE Investors (as defined below) have agreed to purchase 16,500,000 shares of Common Stock in the aggregate, for $165,000,000 of gross proceeds. In July 2021, the Company entered into the PIPE Subscription Agreements (as defined below) with the PIPE Investors, pursuant to which, among other things, the Company agreed to issue and sell to the PIPE Investors, in a private placement to close immediately prior to the Closing, an aggregate of 16,500,000 shares of Common Stock at $10.00 per share, for an aggregate purchase price of $165,000,000.

•        Subject to terms outlined in the Sponsor Support Agreement, concurrent with the Business Combination in which all Founder Shares will convert into 8,566,667 shares of Common Stock and, in exchange for the waiver of certain anti-dilution rights held by the Sponsor with respect to Athena’s Class B Common Stock, 510,000 shares of Common Stock will be issued to the Sponsor, which at $10.00 per share (the same value used for the shares of Athena Common Stock to be issued as the merger consideration and in the PIPE Investment) will be valued at $5.1 million.

•        It is anticipated that, upon completion of the Business Combination, assuming no redemptions: (i) the Athena public stockholders will retain an ownership interest of approximately 12.2% in New Heliogen (not including shares beneficially owned by our Sponsor); (ii) the PIPE Investors, excluding amounts purchased by existing Heliogen equity holders, will own approximately 7.4% of New Heliogen (such that public stockholders, including the unaffiliated PIPE Investors, will own approximately 19.6% of New Heliogen); (iii) our Sponsor will own approximately 4.8% of New Heliogen; and (iv) the former Heliogen equity holders, including shares purchased by former Heliogen equity holders in the PIPE Investment, will own approximately 75.6% of New Heliogen.

•        The ownership percentage with respect to New Heliogen following the Business Combinations does not take into account (i) warrants to purchase Common Stock that will remain outstanding immediately following the Business Combination and (ii) the issuance of any shares upon completion of the Business Combination under the Heliogen Incentive Plan or the Heliogen ESPP, copies of which are attached to this proxy statement/prospectus as Annex H and Annex I, respectively. If the actual facts are different than these assumptions, the percentage ownership retained by the Company’s existing stockholders in the post-combination company will be different. For more information, please see the sections entitled “Summary of the Proxy Statement/Prospectus — Impact of the Business Combination on the Company’s Public Float,” “Unaudited Pro Forma Condensed Combined Financial Information,” “Proposal No. 4 — The Incentive Plan Proposal” and “Proposal No. 5 — The Employee Stock Purchase Plan Proposal”

•        Our management and Board considered various factors in determining whether to approve the Business Combination Agreement and the Business Combination. For more information about our decision-making process, see the section entitled “Proposal No. 1 — Approval of the Business Combination — The Company’s Board of Directors’ Reasons for the Approval of the Business Combination.”

•        Pursuant to our amended and restated certificate of incorporation in connection with the Business Combination, holders of public shares may elect to have their public shares redeemed for cash at the applicable redemption price per share calculated in accordance with our certificate of incorporation. As of September 30, 2021, this would have amounted to approximately $10.00 per share. If a holder exercises its redemption rights, then such holder will be exchanging its shares of our Common Stock for cash and will no longer own shares of the post-combination company and will not participate in the future growth of the post-combination company, if any. Such a holder will be entitled to receive cash for its public shares only if it properly demands redemption and delivers its shares (either physically or electronically) to our Transfer Agent at least two business days prior to the Special Meeting. Please see the section entitled “Special Meeting of Company Stockholders — Redemption Rights.”

•        In addition to voting on the proposals to adopt the Business Combination Agreement and approve the transactions contemplated thereunder, including the Business Combination, at the Special Meeting, the stockholders of the Company will be asked to vote on:

•        Proposal No. 2 — The NYSE Stock Issuance Proposal — To approve, for purposes of complying with applicable listing rules of the NYSE, the issuance of more than 20% of the Company’s outstanding Common Stock in connection with the Business Combination, and the transactions contemplated by the PIPE Subscription Agreements, including approximately 202,500,000 shares of Common Stock (as may be adjusted in accordance with the Business Combination Agreement) to the Heliogen equity holders, 16,500,000 shares of Common Stock to the PIPE Investors and 510,000 shares of our Common Stock pursuant to the Sponsor Support Agreement;

•        Proposal No. 3 — Approval of Amendments to Current Certificate of Incorporation in Connection with the Business Combination Proposal — To approve certain additional changes including, but not limited to, changing the post-combination company’s corporate name from “Athena Technology Acquisition Corp.” to “Heliogen, Inc.,” increasing the number of shares authorized for issuance and eliminating certain provisions specific to our status as a blank check company, which our Board believes are necessary to adequately address the needs of the post-combination company;

•        Proposal No. 4 — The Incentive Plan Proposal — To approve the Heliogen Incentive Plan, including the authorization of the initial share reserve under the Heliogen Incentive Plan;

•        Proposal No. 5 — The Employee Stock Purchase Plan Proposal — To approve the Heliogen ESPP;

•        Proposal No. 6 — Election of Directors Proposal — To consider and vote upon a proposal to elect, effective at Closing, seven directors to serve staggered terms on our board of directors until the 2022, 2023 and 2024 annual meetings of stockholders, respectively, and until their respective successors are duly elected and qualified; and

•        Proposal No. 7 — Adjournment Proposal — To approve, if necessary, the adjournment of the Special Meeting to a later date or dates to permit further solicitation of proxies and votes in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal, the NYSE Stock Issuance Proposal, the Charter Amendment Proposal, the Incentive Plan Proposal, the Employee Stock Purchase Plan Proposal or the Election of Directors Proposal. This proposal will only be presented at the Special Meeting if there are not sufficient votes to approve the Business Combination Proposal, the NYSE Stock Issuance Proposal, the Charter Amendment Proposal, the Incentive Plan Proposal, the Employee Stock Purchase Plan Proposal or the Election of Directors Proposal.

•        Please see the sections entitled “Proposal No. 1 — Approval of the Business Combination,” “Proposal No. 2 — The NYSE Stock Issuance Proposal,” “Proposal No. 3 — Approval of Amendments to Current Certificate of Incorporation in Connection with the Business Combination Proposal,” “Proposal No. 4 — The Incentive Plan Proposal,” “Proposal No. 5 — The Employee Stock Purchase Plan Proposal,” “Proposal No. 6 — the Election of Directors Proposal,” and “Proposal No. 7 — The Adjournment Proposal.” Proposals in this proxy statement/prospectus (other than the Adjournment Proposal) are conditioned on the approval of the Business Combination Proposal.

•        The Business Combination Agreement may be terminated at any time prior to the consummation of the Business Combination, as applicable, upon agreement of the parties thereto, or by the Company or Heliogen, as applicable, in specified circumstances. For more information about the termination rights under the Business Combination Agreement, please see the section entitled “Proposal No. 1 — Approval of the Business Combination — The Business Combination Agreement — Termination.”

•        The proposed Business Combination involves numerous risks. For more information about these risks, please see the section entitled “Risk Factors.”

•        In considering the recommendation of our Board to vote in favor of the Business Combination, stockholders should be aware that aside from their interests as stockholders, our Sponsor and certain members of our Board and officers have interests in the Business Combination that are different from, or in addition to, those of other stockholders generally. Our Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Business Combination, and in recommending to stockholders that they approve the Business Combination. Stockholders should take these interests into account in deciding whether to approve the Business Combination. These interests include, among other things:

•        As a result of multiple business affiliations, Athena’s officers and directors may have legal obligations relating to presenting business opportunities to multiple entities. Furthermore, Athena’s amended and restated certificate of incorporation provides that the doctrine of corporate opportunity will not apply with respect to any of its officers or directors in circumstances where the application of the doctrine would conflict with any fiduciary duties or contractual obligations they may have. Such pre-existing fiduciary duties and contractual obligations did not materially affect our search for an acquisition target, in each case, because the affiliated companies are generally closely held entities controlled by such officer or director and the nature of the affiliated companies’ respective businesses were such that it was unlikely that a conflict would arise.

•        the fact the Sponsor waived the anti-dilution rights of its Founder Shares under its organizational documents, in consideration for which the Sponsor will be issued 510,000 shares of Class A Common Stock at the closing of the Business Combination, which at $10.00 per share (the same value used for the shares of Athena Common Stock to be issued as the merger consideration and in the PIPE Investment) will be valued at $5.1 million;

•        the fact that our Sponsor has agreed not to redeem any of the Founder Shares in connection with a stockholder vote to approve the Business Combination, as provided in the Letter Agreement;

•        the fact that our Sponsor has agreed to waive its right to liquidating distributions from the Trust Account with respect to its Founder Shares if we fail to complete an initial business combination by the applicable deadline;

•        if the Trust Account is liquidated, including in the event we are unable to complete an initial business combination within the required time period, our Sponsor has agreed to indemnify us to ensure that the proceeds in the Trust Account are not reduced below $10.00 per public share, or such lesser per public share amount as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which we have entered into an acquisition agreement or claims of any third party (other than our independent public accountants) for services rendered or products sold to us, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account;

•        the continued indemnification of our existing directors and officers and the continuation of our directors’ and officers’ liability insurance after the Business Combination;

•        the fact that Phyllis Newhouse will remain a board member of New Heliogen after the Business Combination and shall be entitled to receive compensation for serving on the board of directors of New Heliogen after the Business Combination;

•        the fact that Cohen & Company Capital Markets, a division of J.V.B. Financial Group, LLC, served as a capital markets advisor to the Company in connection with the Business Combination in consideration for the reimbursement of expenses incurred in connection with its services and the agreement by Athena to indemnify CCM for certain liabilities arising out of the engagement, and is an affiliate of a passive member of Athena’s Sponsor;

•        the fact that two of Heliogen’s existing equity holders entered into Subscription Agreements to acquire shares of Common Stock in the PIPE Investment;

•        the fact that our Sponsor, officers and directors will lose their entire investment in us if an initial business combination is not consummated by the applicable deadline. Prior to the Company’s initial public offering, our Sponsor purchased an aggregate of 9,816,667 Founder Shares for an aggregate purchase price of $25,000, or approximately $0.003 per share (as compared to the $10.00 per share price being used to determine the number of shares of Common Stock being issued to the Heliogen equity holders in the Business Combination or at which the PIPE Investors have agreed to purchase Common Stock). On May 3, 2021, the Sponsor forfeited 1,250,000 Founder Shares when the over-allotment option granted to the underwriters in the Company’s initial public offering expired unexercised, which resulted in the Sponsor holding 8,566,667 Founder Shares. Additionally, the Sponsor purchased from the Company an aggregate of 700,000 Private Placement Units at a price of $10.00 per unit simultaneously with the consummation of the Company’s initial public offering for an aggregate purchase price of $7.0 million. The 8,566,667 Founder Shares owned by the Sponsor would have had an aggregate market value of approximately $85.6 million based upon the closing price of $9.99 per public share on the NYSE on November 18, 2021, the most recent practicable date prior to the date of this proxy statement/prospectus. The 700,000 Private Placement Units held by the Sponsor would have had an aggregate market value of approximately $7.48 million based upon the closing price of $10.69 per public unit on the NYSE on November 17, 2021, the most recent practicable date prior to the date of this proxy statement/prospectus. Additionally, the Sponsor, officers and directors do not currently have any unreimbursed out-of-pocket expenses in connection with the Business Combination; and

•        the fact that, based on the difference in the purchase price of approximately $0.003 per share that the Sponsor paid for the Founder Shares, as compared to the purchase price of $10.00 per unit sold in the Company’s initial public offering, the Sponsor may earn a positive rate of return on their investment even if the share price of New Heliogen Common Stock falls significantly below the per share value implied in the Business Combination of $10.00 per share and the public stockholders of the Company experience a negative rate of return.

FREQUENTLY USED TERMS

Unless otherwise stated or unless the context otherwise requires, the terms “we,” “us,” “our,” the “Company” and “Athena” refer to Athena Technology Acquisition Corp., a Delaware corporation, and the term “post-combination company” refers to the Company following the consummation of the Business Combination.

In this proxy statement/prospectus:

“applicable deadline” means March 16, 2023 (or such later date if we amend our current amended and restated certificate of incorporation to extend the time that we have to consummate a business combination).

“Board” or “Board of Directors” means the board of directors of the Company.

“Business Combination” means the transactions contemplated by the Business Combination Agreement, including the merger of HelioMax Merger Sub with and into Heliogen, with Heliogen continuing as the surviving company and a wholly owned subsidiary of the Company.

“BTIG” means BTIG, LLC.

“Business Combination Agreement” means that certain Business Combination Agreement, dated as of July 6, 2021 (as subsequently amended and as it may be further amended from time to time), by and among Company, HelioMax Merger Sub and Heliogen.

“Bylaws” means our Bylaws, dated as of December 8, 2021.

“CCM” means Cohen & Company Capital Markets, a division of J.V.B. Financial Group, LLC.

“Closing” means the closing of the transactions contemplated by the Business Combination Agreement.

“Closing Date” means the date on which the Closing occurs.

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Stock” means, prior to the Closing of the Business Combination, the shares of Class A Common Stock of the Company, par value $0.0001 per share, and after the Closing of the Business Combination the shares of Common Stock of New Heliogen, par value $0.0001 per share.

“Common Stock Consideration” means the Common Stock to be issued to Heliogen equity holders at the Closing pursuant to the terms of the Business Combination Agreement.

“Company” means Athena Technology Acquisition Corp., a Delaware corporation.

“DGCL” means the General Corporation Law of the State of Delaware.

“DLA” means DLA Piper LLP (US), counsel to the Company.

“EBITDA” means earnings before interest, tax, depreciation and amortization.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Founder Shares” means the shares of Class B Common Stock of the Company, par value $0.0001 per share.

“GAAP” means Generally Accepted Accounting Principles.

“Heliogen” means Heliogen, Inc., a Delaware corporation, and its subsidiaries.

“Heliogen Common Stock” means the common stock of Heliogen.

“Heliogen equity holder” means each holder of Heliogen Common Stock or a vested equity award.

“Heliogen ESPP” means the New Heliogen 2021 Employee Stock Purchase Plan.

“Heliogen Incentive Plan” means the New Heliogen 2021 Equity Incentive Plan.

“Heliogen Preferred Stock” means Heliogen’s preferred stock, with a par value of $0.001 per share.

“Heliogen Registration Rights and Lock-Up Agreement” means that certain Registration Rights and Lock-Up Agreement by and among the Company and certain of the Heliogen equity holders to be entered into at the Closing.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Investment Company Act” means the Investment Company Act of 1940, as amended.

“IPO” means the Company’s initial public offering, consummated on March 19, 2021, through the sale of 25,000,000 public units at $10.00 per public unit.

“Letter Agreement” means that certain Letter Agreement, dated March 14, 2021, by and between Athena and Sponsor.

“Morrow” means Morrow Sodali LLC, proxy solicitor to the Company.

“New Heliogen” means Athena immediately following the consummation of the Business Combination and approval of the proposed Second Amended and Restated Certificate of Incorporation.

“New Heliogen Board” means New Heliogen’s board of directors following the consummation of the Business Combination and the election of directors pursuant to Proposal No. 6 — The Election of Directors Proposal.

“New Heliogen Common Stock” means, following the consummation of the Business Combination and approval of the proposed Second Amended and Restated Certificate of Incorporation, New Heliogen Common Stock, par value $0.0001 per share, as authorized under the proposed Second Amended and Restated Certificate of Incorporation.

“NYSE” means the New York Stock Exchange.

“Public Shares” mean shares of Athena Common Stock included as part of the public units sold in the IPO.

“PIPE Investment” means the private placement pursuant to which the PIPE Investors have subscribed for 16,500,000 shares of Common Stock at $10.00 per share, for an aggregate purchase price of $165,000,000.

“PIPE Investors” means certain investors that invested in the PIPE Investment.

“PIPE Shares” means the 16,500,000 shares of Common Stock to be issued in the PIPE Investment.

“Private Placement Shares” mean the shares of our Common Stock included in the Private Placement Units issued to our Sponsor in a private placement that closed prior to the IPO.

“Private Placement Units” mean the units, consisting of one share of Company Common Stock, one warrant to purchase one share of Company Common Stock, and one right to receive one-twentieth of one share of Company Common Stock, issued to our Sponsor in a private placement that closed prior to the IPO.

“Private Placement Warrants” means the warrants included in the Private Placement Units issued to our Sponsor in a private placement that closed prior to the IPO, each of which is exercisable for one share of Common Stock and one-third of one warrant, in accordance with its terms.

“public shares” means shares of Common Stock included in the public units issued in our IPO.

“public stockholders” means holders of public shares, including our Sponsor to the extent our Sponsor holds public shares, provided, that our Sponsor will be considered a “public stockholder” only with respect to any public shares held by it.

“public units” means one unit, consisting of one public share of Company Common Stock, and one-third of one warrant to purchase one share of Company Common Stock, issued in our IPO.

“public warrants” means the warrants included in the public units issued in the IPO, each of which is exercisable for one share of Common Stock, in accordance with its terms.

“Related Agreements” means the Heliogen Registration Rights and Lock-Up Agreement.

“SAFE” means Simple Agreement for Future Equity.

“SAFE Instruments” means the financing transactions entered into by Heliogen with third-party investors in connection with a private round of funding to provide investors an opportunity to convert into common or preferred stock, upon defined triggering events.

“SEC” means the United States Securities and Exchange Commission.

“Second Amended and Restated Certificate of Incorporation” means the proposed Second Amended and Restated Certificate of Incorporation of the Company, a form of which is attached hereto as Annex G, which will become the post-combination company’s certificate of incorporation upon the approval of the Charter Amendment Proposal, assuming the consummation of the Business Combination.

“Securities Act” means the Securities Act of 1933, as amended.

“Special Meeting” means the special meeting of the stockholders of the Company that is the subject of this proxy statement/prospectus.

“Sponsor” means Athena Technology Sponsor, LLC, a Delaware limited liability company.

“Subscription Agreements” means, collectively, those certain subscription agreements entered into on or about July 6, 2021, between the Company and certain investors, pursuant to which the PIPE Investors have agreed to purchase an aggregate of 16,500,000 shares of Common Stock in the PIPE Investment, and substantially in the form attached hereto as Annex E.

“Transfer Agent” means Continental Stock Transfer & Trust Company.

“Trust Account” means the trust account of the Company that holds the proceeds from the Company’s IPO and a portion of the proceeds from the sale of the Private Placement Warrants.

“Trustee” means Continental Stock Transfer & Trust Company.

“units” means the public units and the Private Placement Units.

“U.S. GAAP” means accounting principles generally accepted in the United States of America.

“warrants” means the Private Placement Warrants and the public warrants.

QUESTIONS AND ANSWERS ABOUT THE PROPOSALS FOR STOCKHOLDERS

The questions and answers below highlight only selected information from this document and only briefly address some commonly asked questions about the proposals to be presented at the Special Meeting, including with respect to the proposed Business Combination. The following questions and answers do not include all the information that is important to our stockholders. We urge stockholders to read carefully this entire proxy statement/prospectus, including the Annexes and the other documents referred to herein, to fully understand the proposed Business Combination and the voting procedures for the Special Meeting, which will be held on December 28, 2021 at 10:00 a.m., Eastern Time, virtually at http://www.cstproxy.com/athenatechnology/2021.

Q:     Why am I receiving this proxy statement/prospectus?

A:     You are being asked to consider and vote upon a proposal to adopt the Business Combination Agreement and approve the Business Combination and transactions contemplated thereby, among other proposals. We have entered into the Business Combination Agreement, pursuant to which the Company’s wholly owned subsidiary, HelioMax Merger Sub, will merge with and into Heliogen, with Heliogen surviving the merger. Subject to the terms of the Business Combination Agreement and customary adjustments, at the effective time of the Business Combination, each share of Heliogen capital stock issued and outstanding immediately prior to the effective time of the Business Combination (other than shares owned by each of Heliogen as treasury stock or dissenting shares) will convert into a number of shares of Company Common Stock set forth in the Business Combination Agreement. A copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A.

         In addition to the Business Combination, there are related matters that we are asking you to approve. This proxy statement/prospectus and its Annexes contain important information about the proposed Business Combination and the other matters to be acted upon at the Special Meeting. You should read this proxy statement/prospectus and its Annexes carefully and in their entirety.

         Your vote is important. You are encouraged to submit your proxy as soon as possible after carefully reviewing this proxy statement/prospectus and its Annexes.

Q:     When and where is the Special Meeting?

A:     The Special Meeting will be held at 10:00 a.m. Eastern Time, on December 28, 2021, in virtual format. The Company’s Stockholders may attend, vote and examine the list of Stockholders entitled to vote at the Special Meeting by visiting http://www.cstproxy.com/athenatechnology/2021 and entering the control number found on their proxy card, voting instruction form or notice included in their proxy materials. You may also attend the meeting telephonically by dialing 1 877-770-3647 (toll-free within the United States and Canada) or +1 312-780-0854 (outside of the United States and Canada, standard rates apply). The passcode for telephone access is 95865097#, but please note that you will not be able to vote or ask questions if you choose to participate telephonically. In light of public health concerns regarding the COVID-19 pandemic, the Special Meeting will be held in virtual meeting format only. You will not be able to attend the Special Meeting physically.

Q:     How can I attend and vote at a Virtual Special Meeting?

A:     As a registered stockholder, you received a Proxy Card from Continental Stock Transfer. The form contains instructions on how to attend the virtual annual meeting including the URL address, along with your control number. You will need your control number for access. If you do not have your control number, contact Continental Stock Transfer at the phone # or e-mail address below. Continental Stock Transfer support contact information is as follows: 917-262-2373, or email proxy@continentalstock.com.

         You can pre-register to attend the virtual meeting starting on December 24, 2021 at 9:00am Eastern Time. Enter the URL address into your browser http://www.cstproxy.com/athenatechnology/2021, enter your control number, name and email address. Once you pre-register you can vote or enter questions in the chat box. At the start of the meeting you will need to re-log in using your control # and will also be prompted to enter your control # if you vote during the meeting. Beneficial investors, who own their investments through a bank or broker, will need to contact Continental Stock Transfer to receive a control number. If you plan to vote at the meeting you will need to have a legal proxy from your bank or broker or if you would like to join and not vote Continental will issue you a guest control number with proof of ownership. Either way you must contact Continental for specific instructions on how to receive the control number. We can be contacted at the number or email address above. Please allow up to 72 hours prior to the meeting for processing your control number.

         If you do not have internet capabilities, you can listen only to the meeting by dialing +1 877-770-3647, outside the U.S., and Canada +1 312-780-0854 (standard rates apply) when prompted enter the pin number 95865097#. This is listen- only, you will not be able to vote or enter questions during the meeting.

Q:     What are the specific proposals on which I am being asked to vote at the Special Meeting?

A:     You are being asked to approve the following proposals:

1.      Proposal No. 1 — The Business Combination Proposal — To approve and adopt the Business Combination Agreement, a copy of which is attached to this proxy statement/prospectus as Annex A, and approve the transactions contemplated thereby, including the merger of HelioMax Merger Sub with and into Heliogen, with Heliogen surviving the merger, and the issuance of Common Stock to holders of Heliogen capital stock as merger consideration;

2.      Proposal No. 2 — The NYSE Stock Issuance Proposal — To approve, for purposes of complying with applicable listing rules of the NYSE, the issuance of more than 20% of the Company’s outstanding Common Stock in connection with the Business Combination, and the transactions contemplated by the Subscription Agreements, including approximately 202,500,000 shares of Common Stock (as may be adjusted in accordance with the Business Combination Agreement) to Heliogen equity holders, 16,500,000 shares of Common Stock to the PIPE Investors and 510,000 shares of our Common Stock to the Sponsor pursuant to the Sponsor Support Agreement;

3.      Proposal No. 3 — The Charter Amendment Proposal — To approve certain additional changes, including but not limited to changing the post-combination company’s corporate name from “Athena Technology Acquisition Corp.” to “Heliogen, Inc.,” increasing the number of shares authorized for issuance and eliminating certain provisions specific to our status as a blank check company, which our Board believes are necessary to adequately address the needs of the post-combination company;

4.      Proposal No. 4 — The Incentive Plan Proposal — To approve the Heliogen Incentive Plan, including the authorization of the initial share reserve under the Heliogen Incentive Plan;

5.      Proposal No. 5 — The Employee Stock Purchase Plan Proposal — To approve the Heliogen ESPP;

6.      Proposal No. 6 — Election of Directors Proposal — To elect the directors comprising the board of directors of New Heliogen following the Closing Date; and

7.      Proposal No. 7 — Adjournment Proposal — To approve, if necessary, the adjournment of the Special Meeting to a later date or dates to permit further solicitation and votes of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal, the NYSE Stock Issuance Proposal, the Charter Amendment Proposal, the Incentive Plan Proposal, the Employee Stock Purchase Plan Proposal or the Election of Directors Proposal. This proposal will only be presented at the Special Meeting if there are not sufficient votes to approve the Business Combination Proposal, the NYSE Stock Issuance Proposal, the Charter Amendment Proposal, the Incentive Plan Proposal, the Employee Stock Purchase Plan Proposal or the Election of Directors Proposal.

Q:     Are the proposals conditioned on one another?

A:     Yes. The NYSE Stock Issuance Proposal, the Charter Amendment Proposal, the Incentive Plan Proposal, the Employee Stock Purchase Plan Proposal and the Election of Directors Proposal in this proxy statement/prospectus (other than the Adjournment Proposal) are conditioned upon the stockholders’ approval of the Business Combination Proposal. Moreover, the transactions contemplated by the Business Combination Agreement will be consummated only if the Business Combination Proposal, the NYSE Stock Issuance Proposal, the Charter Amendment Proposal, the Incentive Plan Proposal, the Employee Stock Purchase Plan Proposal and the Election of Directors Proposal are approved at the Special Meeting.

         It is important for you to note that in the event that the Business Combination Proposal, the NYSE Stock Issuance Proposal, the Charter Amendment Proposal, the Incentive Plan Proposal, the Employee Stock Purchase Plan Proposal or the Election of Directors Proposal do not receive the requisite vote for approval, we will not consummate the Business Combination. If we do not consummate the Business Combination and fail to complete an initial business combination by the applicable deadline, we will be required to dissolve and liquidate our Trust Account by returning the then remaining funds in such account to the public stockholders.

         Our current deadline under our current amended and restated certificate of incorporation to consummate the Business Combination is March 16, 2023. The Business Combination Agreement may be terminated and the Business Combination may be abandoned by Athena or Heliogen, if the effective time of the Business Combination has not occurred prior to December 31, 2021; provided, however, that if the SEC requires audited financial statements of Heliogen or any Heliogen Subsidiary for the year ended December 31, 2021 as a condition to the effectiveness of this Registration Statement, such date can be extended to a date subsequent to the availability of such financial statements and that is mutually agreed to by Athena and Heliogen.

Q:     Why are we providing stockholders with the opportunity to vote on the Business Combination?

A:     Under our current amended and restated certificate of incorporation, we must provide all holders of public shares with the opportunity to have their public shares redeemed upon the consummation of our initial business combination either in conjunction with a tender offer or in conjunction with a stockholder vote. For business and other reasons, we have elected to provide our stockholders with the opportunity to have their public shares redeemed in connection with a stockholder vote, rather than a tender offer. Therefore, we are seeking to obtain the approval of our stockholders of each of the Business Combination Proposal in order to allow our public stockholders to effectuate redemptions of their public shares in connection with the Closing. The adoption of the Business Combination Agreement is required under Delaware law and the approval of the Business Combination is required under our current amended and restated certificate of incorporation. In addition, such approval is also a condition to the Closing under each of the Business Combination Agreement.

Q:     What revenues and profits/losses has Heliogen generated in the last two years?

A:     Heliogen is an early-stage company and has a history of operating losses and negative operating cash flows. Heliogen incurred a net loss of $88.7 million and $4.4 million for the nine months ended September 30, 2021 and 2020, respectively. Heliogen incurred a net loss of $7.4 million and $7.3 million for the years ended December 31, 2020 and 2019, respectively. Heliogen expects that it will continue to incur operating and net losses for the medium term. The amount of future losses and when, if ever, Heliogen will achieve profitability are uncertain. In addition, even if Heliogen achieves profitability, there can be no assurance that Heliogen will be able to maintain profitability in the future. Heliogen’s potential profitability is particularly dependent upon the growth of the market for renewable energy solutions, which may not occur at the levels Heliogen currently anticipates or at all.

Q:     How will Heliogen be acquired in the Business Combination?

A:     Pursuant to the Business Combination Agreement, Heliogen will become a wholly-owned subsidiary of the Company as a result of the Company’s wholly-owned subsidiary, HelioMax Merger Sub, merging with and into Heliogen, with Heliogen surviving the merger.

Q:     Following the Business Combination, will our securities continue to trade on a stock exchange?

A:     Yes. We intend to apply to continue the listing of our Common Stock and warrants on the NYSE under the symbols “HLGN” and “HLGN.W”, respectively, upon the Closing. Our units will automatically separate into the component securities upon consummation of the Business Combination and, as a result, will no longer trade as a separate security.

Q:     How has the announcement of the Business Combination affected the trading price of our Common Stock?

A:      On July 6, 2021, the trading date immediately prior to the public announcement of the Business Combination, our Common Stock, public warrants, and public units closed at $9.73, $0.90, and $10.00, respectively. On November 18, 2021, the trading date immediately prior to the date of this proxy statement/prospectus, our Common Stock and public warrants closed at $9.99, $10.69 and $2.00, respectively, and on November 17, 2021, the most recent practicable date prior to the date of this proxy statement/prospectus, our public units closed at $10.69.

Q:     How will the Business Combination impact the shares of the Company outstanding after the Business Combination?

A:     After the Business Combination and the consummation of the transactions contemplated thereby, the amount of Common Stock outstanding will increase by approximately 701% to approximately 205.7 million shares of Common Stock (assuming that no shares of Common Stock are redeemed). Additional shares of Common Stock may be issuable after the Business Combination as a result of the issuance of additional shares that are not currently outstanding, including the issuance of shares of Common Stock upon exercise or settlement of the public warrants, Private Placement Warrants. The issuance and sale of such shares in the public market could adversely impact the market price of our Common Stock, even if our business is doing well.

Q:     Are the Business Combination the first step in a “going private” transaction?

A:     No. We do not intend for the Business Combination to be the first step in a “going private” transaction. One of the primary purposes of the Business Combination is to provide a platform for Heliogen to access the U.S. public markets.

Q:     Did the Company’s Board of Directors obtain a third-party fairness opinion in determining whether or not to proceed with the Business Combination?

A:     Yes. On July 6, 2021, at a meeting of our Board held to evaluate the proposed business combination transaction, BTIG delivered an oral opinion, subsequently confirmed by delivery of a written opinion to our Board, to the effect that, as of that date and subject to and based on the assumptions made, procedures followed, matters considered, limitations of the review undertaken and qualifications contained in such opinion, the Aggregate Merger Consideration to be paid by Athena in the Business Combination pursuant to the Business Combination Agreement was fair, from a financial point of view, to Athena. For additional information, please see the section entitled “Proposal No. 1 — The Business Combination Proposal — Opinion of BTIG” and the written opinion of BTIG attached as Annex F hereto.

Q:     Will the management and board of directors of Heliogen change in the Business Combination?

A:     We anticipate that all of the executive officers of Heliogen will remain with the post-combination company. Upon completion of the Business Combination, Phyllis Newhouse will continue as a member of the board of the directors of the post-combination company; our current directors will resign from our Board (other than Phyllis Newhouse). The board of directors of the post-combination company will be comprised of Bill Gross, Phyllis Newhouse, Stacey Abrams, Paddy Padmanathan, Julie M. Kane, Robert Kavner and David Crane.

Q:     What equity stake will current stockholders of the Company and the Heliogen equity holders hold in the post-combination company after the Closing?

A:     It is anticipated that, upon completion of the Business Combination, assuming no redemptions: (i) the Athena public stockholders will retain an ownership interest of approximately 12.2% in New Heliogen (not including shares beneficially owned by our Sponsor); (ii) the PIPE Investors, excluding amounts purchased by existing Heliogen equity holders, will own approximately 7.4% of New Heliogen (such that public stockholders, including the unaffiliated PIPE Investors, will own approximately 19.6% of New Heliogen); (iii) our Sponsor will own approximately 4.8% of New Heliogen; and (iv) the former Heliogen equity holders, including shares purchased by former Heliogen equity holders in the PIPE Investment, will own approximately 75.6% of New Heliogen. The ownership percentage with respect to New Heliogen following the Business Combinations does not take into account (i) warrants to purchase Common Stock that will remain outstanding immediately following the Business Combination and (ii) the issuance of any shares upon completion of the Business Combination under the Heliogen Incentive Plan or the Heliogen ESPP, copies of which are attached to this proxy statement/prospectus as Annex H and Annex I, respectively. If the actual facts are different than these assumptions, the percentage ownership retained by the Company’s existing stockholders in the post-combination company will be different. For more information, please see the sections entitled “Summary of the Proxy Statement/Prospectus — Impact of the Business Combination on the Company’s Public Float,” “Unaudited Pro Forma Condensed Combined Financial Information,” “Proposal No. 4 — The Incentive Plan Proposal” and “Proposal No. 5 — The Employee Stock Purchase Plan Proposal.”

Q:     Will we obtain new financing in connection with the Business Combination?

A:     Yes. The PIPE Investors have agreed to purchase 16,500,000 shares of Common Stock in the aggregate, for $165,000,000 of gross proceeds, pursuant to the Subscription Agreements. The Subscription Agreements are contingent upon, among other things, stockholder approval of the Business Combination Proposals and the Closing. For additional information, please see the sections entitled “Proposal No. 1 — Approval of the Business Combination — The Business Combination Agreement.”

Q:     What conditions must be satisfied to complete the Business Combination?

A:     There are a number of closing conditions in the Business Combination Agreement, including the approval by the stockholders of the Company of the Business Combination Proposal, the NYSE Stock Issuance Proposal, the Charter Amendment Proposal, the Incentive Plan Proposal, the Employee Stock Purchase Plan Proposal and the Election of Directors Proposal. For a summary of the conditions that must be satisfied or waived prior to completion of the Business Combination, please see the sections entitled “Proposal No. 1 — Approval of the Business Combination — The Business Combination Agreement.”

Q:     Are there any arrangements to help ensure that the Company will have sufficient funds, together with the proceeds in its Trust Account, to fund the aggregate purchase price?

A:     Unless waived by Heliogen, the Business Combination Agreement provides that Heliogen’s obligations to consummate the Business Combination is conditioned on Athena having an aggregate amount of cash and cash equivalents available from any sources of not less than $150,000,000, including the cash available to Athena from the Trust Account (after any redemptions by the Athena stockholders and the payment of any deferred underwriting expenses of Athena not related to the Business Combination) and the proceeds from the PIPE Investment. The PIPE Investors have agreed to purchase approximately 16,500,000 shares of Common Stock at $10.00 per share for gross proceeds to the Company of approximately $165,000,000 pursuant to Subscription Agreements entered into on or about July 6, 2021. The PIPE Investment is contingent upon, among other things, stockholder approval of the Business Combination Proposal and the Closing.

         The Company will use the funds in the Trust Account to: (i) pay Company stockholders who properly exercise their redemption rights; and, provided that there are funds remaining after this payment, (ii) pay certain other fees, costs and expenses (including deferred underwriting commissions, regulatory fees, legal fees, accounting fees, printer fees and other professional fees) that were incurred by the Company and other parties to the Business Combination Agreement in connection with the transactions contemplated by the Business Combination Agreement, including the Business Combination, and pursuant to the terms of the Business Combination Agreement.

Q:     Why is the Company proposing the NYSE Stock Issuance Proposal?

A:     We are proposing the NYSE Stock Issuance Proposal in order to comply with NYSE Listing Rule 312.03, which requires stockholder approval of certain transactions that result in the issuance of 20% or more of the outstanding voting power or shares of Common Stock outstanding before the issuance of stock or securities.

         In connection with the Business Combination, we expect, on a pro forma basis, to issue approximately 219,510,000 shares of Common Stock in the Business Combination, subject to certain adjustments. Because we may issue 20% or more of our outstanding Common Stock when considering together the Common Stock Consideration, we are required to obtain stockholder approval of such issuance pursuant to NYSE Listing Rule 312.03(c). For more information, please see the section entitled “Proposal No. 2 — The NYSE Stock Issuance Proposal.”

Q:     Why is the Company proposing the Charter Amendment Proposal?

A:     The Second Amended and Restated Certificate of Incorporation that we are asking our stockholders to adopt in connection with the Business Combination provides for certain amendments to our current amended and restated certificate of incorporation. Pursuant to Delaware law and the Business Combination Agreement, we are required to submit the Charter Amendment Proposal to the Company’s stockholders for adoption. For additional information please see the sections entitled “Proposal No. 3 — Approval of Amendments to Current Certificate of Incorporation in Connection with the Business Combination Proposal.”

Q:     Why is the Company proposing the Incentive Plan Proposal?

A:     The purpose of the Incentive Plan Proposal is to further align the interests of the eligible participants with those of stockholders by providing long-term incentive compensation opportunities tied to the performance of the Company. Please see the section entitled “Proposal No. 4 — The Incentive Plan Proposal” for additional information.

Q:     Why is the Company proposing the Employee Stock Purchase Plan Proposal?

A:     The purpose of the Employee Stock Purchase Plan Proposal is to further align the interests of the eligible participants with those of stockholders by providing incentive compensation opportunities tied to the performance of the Company. Please see the section entitled “Proposal No. 5 — The Employee Stock Purchase Plan Proposal” for additional information.

Q:     Why is the Company proposing the Election of Directors Proposal?

A:     The purpose of the Election of Directors Proposal is to elect the directors comprising the board of directors of New Heliogen after the Closing Date of the Business Combination. For more information about the election of the individuals nominated to serve as directors of Heliogen, please see the section entitled “Proposal No. 6 — Election of Directors Proposal.”

Q:     Why is the Company proposing the Adjournment Proposal?

A:     We are proposing the Adjournment Proposal to allow our Board to adjourn the Special Meeting to a later date or dates to permit further solicitation of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal, the NYSE Stock Issuance Proposal, the Charter Amendment Proposal, the Incentive Plan Proposal, the Employee Stock Purchase Plan Proposal or the Election of Directors Proposal, but no other proposal if the Business Combination Proposal, the NYSE Stock Issuance Proposal, the Charter Amendment Proposal, the Incentive Plan Proposal, the Employee Stock Purchase Plan Proposal and the Election of Directors Proposal are approved. Please see the section entitled “Proposal No. 7 — The Adjournment Proposal” for additional information.

Q:     What happens if you sell your shares of Common Stock before the Special Meeting?

A:     The record date for the Special Meeting is earlier than the date of the Special Meeting. If you transfer your shares of Common Stock after the record date, but before the Special Meeting, unless the transferee obtains from you a proxy to vote those shares, you will retain your right to vote at the Special Meeting. However, you will not be able to seek redemption of your shares of Common Stock because you will no longer be able to deliver them two business days prior to the Special Meeting. If you transfer your shares of Common Stock prior to the record date, you will have no right to vote those shares at the Special Meeting or redeem those shares for a pro rata portion of the proceeds held in our Trust Account.

Q:     What constitutes a quorum at the Special Meeting?

A:     A majority of the voting power of all outstanding shares of the capital stock of the Company entitled to vote must be present in person or by proxy (which would include presence at the virtual Special Meeting) to constitute a quorum for the transaction of business at the Special Meeting. Abstentions will be counted as present for the purpose of determining a quorum. Our Sponsor, who currently owns approximately 27% of our issued and outstanding shares of Common Stock (assuming the Founder Shares are convertible into our Common Stock on a 1-for-1 basis), will count towards this quorum. In the absence of a quorum, the chairman of the Special Meeting has power to adjourn the Special Meeting. As of the record date for the Special Meeting, 17,133,335 shares of our Common Stock (assuming the Founder Shares are convertible into our Common Stock on a 1-for-1 basis) would be required to achieve a quorum.

Q:     What vote is required to approve the proposals presented at the Special Meeting?

A:     Proposal No. 1 — The Business Combination Proposal:    The approval of the Business Combination Proposal requires the affirmative vote of a majority of the votes cast by the stockholders present in person or represented by proxy and entitled to vote at the Special Meeting. Accordingly, a Company stockholder’s failure to vote, as well as an abstention from voting and a broker non-vote, will have no effect on the Business

Combination Proposal. Abstentions will be counted in connection with the determination of whether a valid quorum is established but will have no effect on the Business Combination Proposal. Our Sponsor has agreed to vote their shares of Common Stock “FOR” the Business Combination Proposal.

         Proposal No. 2 — The NYSE Stock Issuance Proposal:    The approval of the NYSE Stock Issuance Proposal requires the affirmative vote of a majority of the votes cast by the stockholders present in person or represented by proxy and entitled to vote at the Special Meeting. Accordingly, under Delaware law, a Company stockholder’s failure to vote, as well as an abstention and broker non-vote, will have no effect on the NYSE Stock Issuance Proposal. For purposes of NYSE rules, however, abstentions are treated as “votes cast” and will be counted as votes “AGAINST” this proposal. Abstentions will be counted in connection with the determination of whether a valid quorum is established.

Proposal No. 3 — Approval of Amendments to Current Certificate of Incorporation in Connection with the Business Combination Proposal:    The approval of certain additional changes, including but not limited to changing the post-combination company’s corporate name from “Athena Technology Acquisition Corp.” to “Heliogen, Inc.,” increasing the number of shares authorized for issuance and eliminating certain provisions specific to our status as a blank check company, which our Board believes are necessary to adequately address the needs of the post-combination company, requires the affirmative vote of (i) the holders of a majority of the Founder Shares then outstanding, voting separately as a single class, (ii) the holders of a majority of the shares of Class A Common Stock then outstanding, voting separately as a single class and (iii) the holders of a majority of the then outstanding shares of Athena Common Stock, voting together as a single class. Accordingly, a Company stockholder’s failure to vote, as well as an abstention from voting will have no effect on Proposal No. 3. Broker non-votes, however, will count as a vote “AGAINST” the Charter Amendment Proposal.

         Proposal No. 4 — The Incentive Plan Proposal:    The Incentive Plan Proposal requires the affirmative vote of a majority of the votes cast by the stockholders present in person or represented by proxy and entitled to vote at the Special Meeting. Accordingly, under Delaware law, a Company stockholder’s failure to vote by proxy, as well as an abstention and broker non-vote, will have no effect on the Incentive Plan Proposal. For purposes of NYSE rules, however, abstentions are treated as “votes cast” and will be counted as votes “AGAINST” this proposal. Abstentions will be counted in connection with the determination of whether a valid quorum is established.

         Proposal No.5 — The Employee Stock Purchase Plan Proposal:    The Employee Stock Purchase Plan Proposal requires the affirmative vote of a majority of the votes cast by the stockholders present in person or represented by proxy and entitled to vote at the Special Meeting. Accordingly, under Delaware law, a Company stockholder’s failure to vote by proxy, as well as an abstention and broker non-vote, will have no effect on the Employee Stock Purchase Plan Proposal. For purposes of NYSE rules, however, abstentions are treated as “votes cast” and will be counted as votes “AGAINST” this proposal. Abstentions will be counted in connection with the determination of whether a valid quorum is established.

         Proposal No. 6 — Election of Directors Proposal:    The approval of the Election of Directors Proposal requires the affirmative vote of a plurality of the votes cast by the stockholders present in person or represented by proxy and entitled to vote at the Special Meeting. Accordingly, under Delaware law, a Company stockholder’s failure to vote by proxy, as well as an abstention and broker non-vote, will have no effect on the Election of Directors Proposal.

         Proposal No. 7 — The Adjournment Proposal:    The approval of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast by the stockholders present in person or represented by proxy and entitled to vote at the Special Meeting. Accordingly, a Company stockholder’s failure to vote, as well as an abstention from voting and a broker non-vote, will have no effect on the Adjournment Proposal. Abstentions will be counted in connection with the determination of whether a valid quorum is established but will have no effect on the Adjournment Proposal.

Q:     May the Company, the Sponsor or the Company’s directors or officers or their affiliates purchase shares in connection with the Business Combination?

A:     In connection with the stockholder vote to approve the proposed Business Combination, our Sponsor, directors or officers or their respective affiliates may privately negotiate transactions to purchase shares from stockholders who would have otherwise elected to have their shares redeemed in conjunction with a proxy solicitation pursuant to the proxy rules for a per-share pro rata portion of the Trust Account. None of our directors or officers or their respective affiliates will make any such purchases when they are in possession of any material non-public information not disclosed to the seller or during a restricted period under Regulation M under the Exchange Act. Such a purchase may include a contractual acknowledgement that such selling stockholder, although still the record holder of our shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights, and could include a contractual provision that directs such selling stockholder to vote such shares in a manner directed by the purchaser. In the event that our Sponsor, directors or officers or their affiliates purchase shares in privately negotiated transactions from public stockholders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their shares. Any such privately negotiated purchases may be effected at purchase prices that are below or in excess of the per share pro rata portion of the Trust Account.

Q:     How many votes do you have at the Special Meeting?

A:     Each stockholder is entitled to one vote on each proposal presented at the Special Meeting for each share of Common Stock held of record by such stockholder as of November 23, 2021, the record date for the Special Meeting. As of the close of business on the record date, there were 34,266,667 outstanding shares of our Common Stock and Founder Shares entitled to vote at the Special Meeting.

Q:     How will our Sponsor, directors and officers vote?

A:     Prior to our IPO, we entered into agreements with our Sponsor, pursuant to which the Sponsor agreed to vote any shares of Common Stock owned by it in favor of the Business Combination Proposal. Currently, our Sponsor owns approximately 27% of our issued and outstanding shares of Common Stock and will be able to vote all such shares at the Special Meeting.

Q:     How do I vote?

A:     If you were a stockholder of record at the close of business on November 23, 2021, you may vote by granting a proxy. Specifically, you may vote:

•        By Mail — You may vote by mail by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. Votes submitted by mail must be received by 11:59 p.m. Eastern time on December 27, 2021.

•        You should sign your name exactly as it appears on the proxy card. If you are signing in a representative capacity (for example, as guardian, executor, trustee, custodian, attorney or officer of a corporation), indicate your name and title or capacity.

•        We encourage you to sign and return the proxy card even if you plan to attend the Special Meeting so that your shares will be voted if you are unable to attend the Special Meeting.

•        If you receive more than one proxy card, it is an indication that your shares are held in multiple accounts. Please sign and return all proxy cards to ensure that all of your shares are voted.

•        Voting at the Special Meeting — We will be hosting the Special Meeting via live webcast. If you attend the Special Meeting, you may submit your vote at the Special Meeting online at http://www.cstproxy.com/athenatechnology/2021, in which case any votes that you previously submitted will be superseded by the vote that you cast at the Special Meeting.

         If you hold your shares in street name, you must submit voting instructions to your broker, bank or other nominee. In most instances, you will be able to do this over the Internet, by telephone or by mail. Please refer to information from your bank, broker, or other nominee on how to submit voting instructions.

Q:     What will happen if I abstain from voting or fail to vote at the Special Meeting?

A:     At the Special Meeting, we will count a properly executed proxy marked “ABSTAIN” with respect to a particular proposal as present for purposes of determining whether a quorum is present. For purposes of approval, a broker non-vote or an abstention will have no effect on the Business Combination Proposal, the Charter Amendment Proposal, the Election of Directors Proposal and the Adjournment Proposal. For purposes of the NYSE Stock Issuance Proposal, the Incentive Plan Proposal, and the Employee Stock Purchase Plan Proposal, the NYSE considers an abstention vote as a “vote cast”, and therefore, an abstention will have the same effect as a vote “AGAINST” such proposals, while a broker non-vote will have no effect on these three proposals.

Q:     What will happen if I sign and return my proxy card without indicating how I wish to vote?

A:     Signed and dated proxies received by us without an indication of how the stockholder intends to vote on a proposal will be voted “FOR” each proposal presented to the stockholders. The proxyholders may use their discretion to vote on any other matters which properly come before the Special Meeting.

Q:     If I am not going to attend the Special Meeting, should I return my proxy card instead?

A:     Yes. Whether you plan to attend the Special Meeting or not, please read the enclosed proxy statement/prospectus carefully. If you are a stockholder of record of our Common Stock as of the close of business on the record date, you can vote by proxy by mail by following the instructions provided in the enclosed proxy card. Please note that if you are a beneficial owner of our Common Stock, you may vote by submitting voting instructions to your broker, bank or nominee, or otherwise by following instructions provided by your broker, bank or nominee. Telephone and internet voting may be available to beneficial owners. Please refer to the vote instruction form provided by your broker, bank or nominee.

Q:     What is the difference between a stockholder of record and a “street name” holder?

A:     If your shares are registered directly in your name with the Company’s transfer agent, Continental Stock Transfer & Trust Company, you are considered the stockholder of record with respect to those shares, and access to proxy materials is being provided directly to you. If your shares are held in a stock brokerage account or by a bank or other nominee, then you are considered the beneficial owner of those shares, which are considered to be held in “street name.” Access to proxy materials is being provided to you by your broker, bank or other nominee who is considered the stockholder of record with respect to those shares.

Q:     If my shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?

A:     No. Under the rules of various national and regional securities exchanges, your broker, bank, or nominee cannot vote your shares with respect to non-routine matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank, or nominee. We believe the proposals presented to the stockholders at this Special Meeting will be considered non-routine and, therefore, your broker, bank, or nominee cannot vote your shares without your instruction on any of the proposals presented at the Special Meeting. If you do not submit voting instructions, your broker, bank, or other nominee may deliver a proxy card expressly indicating that it is NOT voting your shares; this indication that a broker, bank, or nominee is not voting your shares is referred to as a “broker non-vote.” Broker non-votes will not be counted for the purposes of determining the existence of a quorum or for purposes of determining the number of votes cast at the Special Meeting. Your bank, broker, or other nominee can vote your shares only if you provide instructions on how to vote. You should instruct your broker to vote your shares in accordance with directions you provide.

Q:     How will a broker non-vote impact the results of each proposal?

A:     Broker non-votes will count as a vote “AGAINST” the Charter Amendment Proposal but will not have any effect on the outcome of any other Proposals.

Q:     May I change my vote after I have returned my signed proxy card or voting instruction form?

A:     Yes. If you are a holder of record of our Common Stock as of the close of business on the record date, whether you vote by mail or in person, you can change or revoke your proxy before it is voted at the Special Meeting by:

•        delivering a signed written notice of revocation to our Secretary at Athena Technology Acquisition Corp., 125 Townpark Drive, Suite 300, Kennesaw, GA 30144, bearing a date later than the date of the proxy, stating that the proxy is revoked;

•        signing and delivering a new proxy, relating to the same shares and bearing a later date; or

•        attending the Special Meeting and voting, although attendance at the special meeting will not, by itself, revoke a proxy.

         If you are a beneficial owner of our Common Stock as of the close of business on the record date, you must follow the instructions of your broker, bank or other nominee to revoke or change your voting instructions.

Q:     What should I do if I receive more than one set of voting materials?

A:     You may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast your vote with respect to all of your shares.

Q:     What interests do our Sponsor and our current officers and directors have in the Business Combination?

A:     Our Sponsor and certain members of our Board and officers have interests in the Business Combination that are different from or in addition to (and which may conflict with) your interests. You should take these interests into account in deciding whether to approve the Business Combination. These interests include but are not limited to:

•        As a result of multiple business affiliations, Athena’s officers and directors may have legal obligations relating to presenting business opportunities to multiple entities. Furthermore, Athena’s amended and restated certificate of incorporation provides that the doctrine of corporate opportunity will not apply with respect to any of its officers or directors in circumstances where the application of the doctrine would conflict with any fiduciary duties or contractual obligations they may have. Such pre-existing fiduciary duties and contractual obligations did not materially affect our search for an acquisition target, in each case, because the affiliated companies are generally closely held entities controlled by such officer or director and the nature of the affiliated companies’ respective businesses were such that it was unlikely that a conflict would arise.

•        the fact the Sponsor waived the anti-dilution rights of its Founder Shares under its organizational documents, in consideration for which the Sponsor will be issued 510,000 shares of Class A Common Stock at the closing of the Business Combination, which at $10.00 per share (the same value used for the shares of Athena Common Stock to be issued as the merger consideration and in the PIPE Investment) will be valued at $5.1 million;

•        the fact that our Sponsor has agreed not to redeem any of the Founder Shares in connection with a stockholder vote to approve the Business Combination, as provided in the Letter Agreement;

•        the fact that our Sponsor has agreed to waive its right to liquidating distributions from the Trust Account with respect to its Founder Shares if we fail to complete an initial business combination by the applicable deadline;

•        if the Trust Account is liquidated, including in the event we are unable to complete an initial business combination within the required time period, our Sponsor has agreed to indemnify us to ensure that the proceeds in the Trust Account are not reduced below $10.00 per public share, or such lesser per public share amount as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which we have entered into an acquisition agreement or claims of any third party (other than our independent public accountants) for services rendered or products sold to us, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account;

•        the continued indemnification of our existing directors and officers and the continuation of our directors’ and officers’ liability insurance after the Business Combination;

•        the fact that Phyllis Newhouse will remain a board member of New Heliogen after the Business Combination and shall be entitled to receive compensation for serving on the board of directors of New Heliogen after the Business Combination;

•        the fact that Cohen & Company Capital Markets, a division of J.V.B. Financial Group, LLC, served as a capital markets advisor to the Company in connection with the Business Combination in consideration for the reimbursement of expenses incurred in connection with its services and the agreement by Athena to indemnify CCM for certain liabilities arising out of the engagement, and is an affiliate of a passive member of Athena’s Sponsor;

•        the fact that two of Heliogen’s existing equity holders entered into Subscription Agreements to acquire shares of Common Stock in the PIPE Investment;

•        the fact that our Sponsor, officers and directors will lose their entire investment in us if an initial business combination is not consummated by the applicable deadline. Prior to the Company’s initial public offering, our Sponsor purchased an aggregate of 9,816,667 Founder Shares for an aggregate purchase price of $25,000, or approximately $0.003 per share (as compared to the $10.00 per share price being used to determine the number of shares of Common Stock being issued to the Heliogen equity holders in the Business Combination or at which the PIPE Investors have agreed to purchase Common Stock). On May 3, 2021, the Sponsor forfeited 1,250,000 Founder Shares when the over-allotment option granted to the underwriters in the Company’s initial public offering expired unexercised, which resulted in the Sponsor holding 8,566,667 Founder Shares. Additionally, the Sponsor purchased from the Company an aggregate of 700,000 Private Placement Units at a price of $10.00 per unit simultaneously with the consummation of the Company’s initial public offering for an aggregate purchase price of $7.0 million. The 8,566,667 Founder Shares owned by the Sponsor would have had an aggregate market value of $85.6 million based upon the closing price of $9.99 per public share on the NYSE on November 18, 2021, the most recent practicable date prior to the date of this proxy statement/prospectus. The 700,000 Private Placement Units held by the Sponsor would have had an aggregate market value of $7.48 million based upon the closing price of $10.69 per public unit on the NYSE on November 17, 2021, the most recent practicable date prior to the date of this proxy statement/prospectus. Also, the Private Placement Warrants issued to our Sponsor as part of the Private Placement Units would have an aggregate market value of approximately $0.467 million based upon the closing price of $2.00 per warrant on the NYSE on November 18, 2021, the most recent practicable date prior to the date of this proxy statement/prospectus, and the shares of Athena Common Stock issuable upon exercise of the Private Placement Warrants issued to our Sponsor as part of the Private Placement Units would have an aggregate market value of approximately $2.3 million based upon the closing price of $9.99 per share of Athena Common Stock on the NYSE on November 18, 2021, the most recent practicable date prior to the date of this proxy statement/prospectus. Additionally, the Sponsor, officers and directors do not currently have any unreimbursed out-of-pocket expenses in connection with the Business Combination; and

•        the fact that, based on the difference in the purchase price of approximately $0.003 per share that the Sponsor paid for the Founder Shares, as compared to the purchase price of $10.00 per unit sold in the Company’s initial public offering, the Sponsor may earn a positive rate of return on their investment even if the share price of New Heliogen Common Stock falls significantly below the per share value implied in the Business Combination of $10.00 per share and the public stockholders of the Company experience a negative rate of return.

These interests may influence our directors in making their recommendation that you vote in favor of the approval of the Business Combination. See the sections entitled “Proposal No. 1 — Approval of the Business Combination — Interests of Certain Persons in the Business Combination”, and “Information about the Company Prior to the Business Combination — Conflicts of Interest” for a complete description of such interests.

Q:     What happens if you vote against the Business Combination Proposal?

A:     If you vote against the Business Combination Proposal but the Business Combination Proposal still obtains the affirmative vote of a majority of the votes cast by holders of our Common Stock represented in person or by proxy and entitled to vote at the Special Meeting, then the Business Combination Proposal will be approved and, assuming the approval of the NYSE Stock Issuance Proposal and the Charter Amendment Proposal and the satisfaction or waiver of the other conditions to closing, the Business Combination will be consummated in accordance with the terms of the Business Combination Agreement.

         If you vote against the Business Combination Proposal and the Business Combination Proposal does not obtain the affirmative vote of a majority of the votes cast by holders of our of Common Stock represented in person or by proxy and entitled to vote at the Special Meeting, then the Business Combination Proposal will fail and we will not consummate the Business Combination. If we do not consummate the Business Combination, we may continue to try to complete a business combination with a different target business until the applicable deadline. If we fail to complete an initial business combination by the applicable deadline, then we will be required to dissolve and liquidate the Trust Account by returning the then-remaining funds in such account to our public stockholders.

Q:     Do you have Redemption Rights?

A:     Pursuant to our amended and restated certificate of incorporation, we are providing our public stockholders with the opportunity to redeem, upon the Closing, shares of Common Stock for cash equal to the pro rata share of the aggregate amount on deposit (as of two business days prior to the Closing) in the Trust Account that holds the proceeds of our IPO (including interest not previously released to the Company to pay franchise and income taxes), subject to certain limitations. For illustrative purposes, based on the approximate balance of the Trust Account of approximately $250.0 million as of September 30, 2021, the estimated per share redemption price would have been approximately $10.00. Public stockholders may elect to redeem their shares even if they vote for the Business Combination. Any request to redeem public shares, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with our consent, until the Closing. If we receive valid redemption requests from holders of public shares prior to the redemption deadline, we may, at our sole discretion, following the redemption deadline and until the date of Closing, seek and permit withdrawals by one or more of such holders of their redemption requests. We may select which holders to seek such withdrawals of redemption requests from based on any factors we may deem relevant, and the purpose of seeking such withdrawals may be to increase the funds held in the Trust Account, including where we otherwise would not satisfy the closing condition to have cash or cash equivalents from any source that equal or exceed $150,000,000.

Our Sponsor agreed to waive its redemption rights with respect to its shares, which will be excluded from the pro rata calculation used to determine the per-share redemption price. Each redemption of shares of Common Stock by our public stockholders will reduce the amount in the Trust Account. The Business Combination Agreement provides that Heliogen’s obligation to consummate the Business Combination is conditioned on Athena having an aggregate amount of cash and cash equivalents available from any sources of not less than $150,000,000, including the cash available to Athena from the Trust Account (after any redemptions by the Athena stockholders and the payment of any deferred underwriting commissions of Athena not related to the Business Combination) and the proceeds from the PIPE Investment. This condition to closing in the Business Combination Agreement is for the sole benefit of the parties thereto. If, as a result of redemptions of Common Stock by our public stockholders, this condition is not met (or waived), then Heliogen may elect not to consummate the Business Combination, as applicable. In addition, in no event will we redeem shares of our Common Stock in an amount that would result in the Company’s failure to have net tangible assets equaling or exceeding $5,000,001 (such that we are not subject to the SEC’s “penny stock” rules). Holders of our outstanding public warrants do not have redemption rights in connection with the Business Combination. Unless otherwise specified, the information in the accompanying proxy statement/prospectus assumes that none of our public stockholders exercise their redemption rights with respect to their shares of Common Stock by the applicable deadline.

If you elect not to redeem your shares of Common Stock you will continue to be a stockholder of the Company following the Closing. The following table illustrates varying ownership levels, potential sources of dilution that may occur following the consummation of the Business Combination and, for each scenario, the book value per share of New Heliogen, on a pro forma basis as of September 30, 2021, assuming no redemptions by the Company’s public stockholders, 50% of the maximum redemptions by the Company’s public stockholders, and maximum redemptions by the Company’s public stockholders:

Amounts in thousands, except per share amounts and percentages	No Redemption Scenario		50% of Maximum Redemption Scenario		Maximum Redemption Scenario
	Shares	%	Shares	%	Shares	%
Heliogen Stockholders	154,463	75.1	154,463	79.4	154,463	84.2
Athena Stockholders
Public	25,000	12.2	13,870	7.1	2,739	1.5
Sponsor	9,777	4.8	9,777	5.0	9,777	5.3
PIPE Investors	16,500	7.9	16,500	8.5	16,500	9.0
Pro Forma New Heliogen Common Stock Oustanding(1)	205,740	100.0	194,610	100.0	183,479	100.0
Pro Forma New Heliogen Book Value of Equity(2)	$454,619		$343,311		$232,002
Pro Forma New Heliogen Book Value per Share(3)	$2.21		$1.76		$1.26

Potential Sources of Dilution(4):

	Shares	% Dilution(4)	Shares	% Dilution(4)	Shares	% Dilution(4)
Athena Warrants(5)
Public	8,333	3.9	8,333	4.1	8,333	4.3
Private	233	0.1	233	0.1	233	0.1
Heliogen Stock Options and Restricted Stock(6)	47,563	18.8	47,563	19.6	47,563	20.6
Adjusted Pro Forma New Heliogen Common Stock Outstanding(7)	261,869		250,739		239,608

Book Value Impacts from Sources of Dilution(8):

	Proceeds	$/Share	Proceeds	$/Share	Proceeds	$/Share
Athena Warrants(9)
Public	$95,830	$0.36	$95,830	$0.40	$95,830	$0.44
Private	—	—	—	—	—	—
Heliogen Stock Options and Restricted Stock(10)	98,262	(0.03)	98,262	0.06	98,262	0.16
Adjusted Pro Forma New Heliogen Book Value of Equity(11)	$648,711		$537,403		$426,094
Adjusted Pro Forma New Heliogen Book Value per Share(12)	$2.48		$2.14		$1.78

____________

(1)      Reflects the pro forma New Heliogen common stock outstanding following the consummation of the Business Combination under each of the presented scenarios and the percentage ownership by each group of stockholders.

(2)      Reflects the pro forma book value of equity for New Heliogen following the consummation of the Business Combination and all related pro forma adjustments as illustrated in the pro forma financial statements for the no and max redemption scenarios. For the 50% redemption scenario and the purposes of the sensitivity analysis above, the change in net proceeds from the Trust Account to New Heliogen would be reflected as a reduction to the book value of equity for New Heliogen. Please see “Unaudited Pro Forma Condensed Combined Financial Statements” on page 99 for additional information regarding the no redemption scenario and maximum redemption scenario.

(3)      Calculated as Pro Forma New Heliogen Book Value of Equity divided by Pro Forma New Heliogen Common Stock Outstanding.

(4)      To illustrate the potential impacts to non-redeeming stockholders’ of New Heliogen the impact to the number of New Heliogen shares outstanding assuming full exercise of each dilutive instrument in each of the presented scenarios. The percentage dilution is calculated as the number of shares issued upon exercise of the dilutive instrument divided the sum of Pro Forma New Heliogen Common Stock outstanding and the shares issued upon exercise of the dilutive instrument.

(5)      Athena’s public warrants and Private Placement Warrants are not subject to redemption upon consummation of the Business Combination. As such, the full number of shares of Athena Common Stock issuable under outstanding public warrants and Private Placement Warrants are presented above.

(6)      Represents the shares of Athena Common Stock issuable upon the exercise of all outstanding Heliogen stock options and vesting of all outstanding Heliogen restricted stock.

(7)      Reflects the pro forma New Heliogen common stock outstanding on a fully diluted basis, reflecting the aggregate impacts of the potential sources of dilution.

(8)      For the purposes of the sensitivity analysis and each potential source of dilution, the amount of proceeds from the exercise or vesting of each instrument is shown. Proceeds would be additive to the book value of equity of New Heliogen with no other adjustments assumed to New Heliogen equity in the analysis above. The dollar per share impact is calculated as the incremental (decremental) impact to book value per equity of New Heliogen resulting from each potential source of dilution and related proceeds on an individual basis.

(9)      For Athena’s public warrants, proceeds reflect receipt of the exercise price of $11.50 per share as no cashless exercise is permitted under the warrant agreement. For Athena’s Private Placement Warrants, no proceeds are assumed as cashless exercise is permitted under the warrant agreement. For the purposes of the analysis above, no excess shares of Athena’s Common Stock beyond the 233,333 shares issuable under the 700,000 Private Placement Units are assumed to be issued pursuant to the cashless exercise formula outlined in the warrant agreement.

(10)    Reflects the total proceeds that would be received upon the exercise of all Heliogen’s outstanding stock options. No proceeds will be received upon vesting of restricted stock.

(11)    Reflects the pro forma New Heliogen book value of equity on a fully diluted basis, reflecting the aggregate impacts from recognizing the proceeds related to the potential sources of dilution.

(12)    Calculated as Adjusted Pro Forma New Heliogen Book Value of Equity divided by Adjusted Pro Forma New Heliogen Common Stock Outstanding reflecting the aggregate impacts from all potential sources of dilution on New Heliogen’s book value per share.

The public warrants would have an aggregate market value of approximately $16.7 million based upon the closing price of $2.00 per warrant on the NYSE on November 18, 2021, and the Private Placement Warrants issued to our Sponsor as part of the Private Placement Units would have an aggregate market value of approximately $0.467 million based upon the closing price of $2.00 per warrant on the NYSE on November 18, 2021. The shares of Athena Common Stock issuable upon exercise of the public warrants would have an aggregate market value of approximately $83.2 million based upon the closing price of $9.99 per share of Athena Common Stock on the NYSE on November 18, 2021, and the shares of Athena Common Stock issuable upon exercise of the Private Placement Warrants issued to our Sponsor as part of the Private Placement Units would have an aggregate market value of approximately $2.3 million based upon the closing price of $9.99 per share of Athena Common Stock on the NYSE on November 18, 2021. Once the warrants become exercisable, though, New Heliogen may redeem the outstanding warrants. For a discussion of the terms of redemption for the warrants, see “Description of Securities — Warrants — Redemption of Warrants — Redemption of Warrants for Common Stock.” For a discussion of the risks associated with redemption of the warrants see “Risk Factors — Risks Relating to Athena and the Business Combination — The post-combination company may redeem the unexpired warrants prior to their exercise at a time that is disadvantageous to warrant holders, thereby making their warrants worthless” and “— Risks Relating to Athena and the Business Combination — We may redeem your unexpired warrants prior to their exercise at a time that is disadvantageous to you, thereby making your warrants worthless.”

Additionally, if you elect not to redeem your shares of Common Stock, the impact of the deferred underwriting fee may vary. The following table illustrates the deferred underwriting fee from the Company’s IPO, payable upon consummation of the Business Combination, varying levels of proceeds to New Heliogen from the Trust

Account, and the deferred underwriting fee as a percentage of proceeds from the Trust Account and per share of New Heliogen, on a pro forma basis as of September 30, 2021, assuming no redemptions by the Company’s public stockholders, 50% of the maximum redemptions by the Company’s public stockholders, and the maximum redemptions by the Company’s public stockholders:

	No Redemption Scenario	50% of Maximum Redemption Scenario	Maximum Redemption Scenario
Deferred underwriting fee ($ in thousands)	$8,750	$8,750	$8,750
Proceeds from Trust Account ($ in thousands)	$250,014	$138,706	$27,397
Effective Underwriting Fee:
As % of Trust Proceeds	3.5%	6.3%	31.9%
On Per Share Basis – Pro Forma New Heliogen Common Stock Outstanding(1)	$0.04	$0.04	$0.05
On Per Share Basis – Adjusted Pro Forma New Heliogen Common Stock Outstanding(2)	$0.03	$0.03	$0.04

__________

(1)      Calculated as the deferred underwriting fee divided by the pro forma New Heliogen common stock outstanding following the consummation of the Business Combination across each of the presented scenarios as illustrated in the above sensitivity analysis.

(2)      Calculated as the deferred underwriting fee divided by the Adjusted Pro Forma New Heliogen common stock outstanding following the consummation of the Business Combination across each of the presented scenarios as illustrated in the above sensitivity analysis.

Q:     If you are a Company public warrant holder, can you exercise Redemption Rights with respect to your public warrants?

A:     No. The holders of our public warrants have no Redemption Rights with respect to such public warrants.

Q:     Can the Sponsor redeem its Founder Shares in connection with consummation of the Business Combination?

A:     No. Our Sponsor, officers and directors have agreed to waive their redemption rights with respect to their shares of Common Stock, as described in the Letter Agreement in connection with the consummation of the Business Combination. The Sponsor waived the anti-dilution rights of its Founder Shares under its organizational documents, in consideration for which the Sponsor will be issued 510,000 shares of Common Stock at the closing of the Business Combination. At a value of $10.00 per share, the same value used for the shares of Athena Common Stock to be issued as the merger consideration and in the PIPE Investment, such shares to be issued to the Sponsor will be valued at $5.1 million.

Q:     Is there a limit on the number of shares you may redeem?

A:      We have no specified maximum redemption threshold under our current amended and restated certificate of incorporation. Each redemption of shares of Common Stock by our public stockholders will reduce the amount in the Trust Account. The Business Combination Agreement provides that Heliogen’s obligation to consummate the Business Combination is conditioned on the amount of cash or cash equivalents that we have from any source being not less than an aggregate amount of $150,000,000, including the cash available to Athena from the Trust Account (after any redemptions by the Athena stockholders and the payment of any deferred underwriting expenses of Athena not related to Business Combination) and the proceeds from the PIPE Investment. This condition to closing in the Business Combination Agreement is for the sole benefit of the parties thereto and may be waived by Heliogen. If, as a result of redemptions of our Common Stock by our public stockholders, this condition is not met (or waived), then Heliogen may elect not to consummate their respective Business Combination. In addition, in no event will we redeem shares of our Common Stock in an amount that would result in the Company’s failure to have net tangible assets equaling or exceeding $5,000,001 (so that we are not subject to the SEC’s “penny stock” rules).

Q:     Is there a limit on the total number of shares that may be redeemed?

A:     Yes. Our amended and restated certificate of incorporation provides that we may not redeem our public shares in an amount that would result in the Company’s failure to have net tangible assets in excess of $5,000,001 (such that we are not subject to the SEC’s “penny stock” rules) or any greater net tangible asset or cash requirement which may be contained in the Business Combination Agreement. Other than this limitation, our current amended and restated certificate of incorporation does not provide a specified maximum redemption threshold. In addition, the Business Combination Agreement provide that the obligation of Heliogen to consummate the Business Combination is conditioned on the amount of cash or cash equivalents that we have from any source being equal to or in excess of $150,000,000, including the cash available to Athena from the Trust Account (after any redemptions by the Athena stockholders and the payment of any deferred underwriting expenses of Athena not related to the Business Combination) and the proceeds from the PIPE Investment. In the event the aggregate cash consideration we would be required to pay for all shares of Common Stock that are validly submitted for redemption plus any amount required to satisfy cash conditions pursuant to the terms of the Business Combination Agreements exceed the aggregate amount of cash available to us, we may not complete the Business Combination or redeem any shares, all shares of Common Stock submitted for redemption will be returned to the holders thereof, and we instead may search for an alternate business combination.

         Based on the amount of cash and securities as of September 30, 2021, including $250,013,873 in our Trust Account, approximately 22.3 million shares of our Common Stock may be redeemed and still enable us to have sufficient cash to satisfy the cash closing conditions in the Business Combination Agreement. We refer to this as the maximum redemption scenario.

Q:     Will how you vote affect your ability to exercise Redemption Rights?

A:     No. You may exercise your redemption rights whether you vote your shares of Common Stock for or against, or whether you abstain from voting on the Business Combination Proposal, or any other proposal described by this proxy statement/prospectus. As a result, the Business Combination Agreement can be approved by stockholders who will redeem their shares and no longer remain stockholders, leaving stockholders who choose not to redeem their shares holding shares in a company with a potentially less-liquid trading market, fewer stockholders, potentially less cash and the potential inability to meet the listing standards of NYSE.

Q:     How do you exercise your Redemption Rights?

A:     In order to exercise your redemption rights, you must (i)(a) hold public shares or (b) hold public shares through units and elect to separate your units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares; and (ii) prior to 5:00 p.m. Eastern time on December 24, 2021 (two business days before the Special Meeting) (a) submit a written request to the Transfer Agent that the Company redeem your public shares for cash and (b) deliver your public shares to the Transfer Agent, physically or electronically through Depository Trust Company (“DTC”). Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with our consent, until the Closing. The Transfer Agent’s address is as follows:

Continental Stock Transfer & Trust Company
1 State Street — 30th Floor
New York, New York 10004
Attention: Mark Zimkind
E-mail: mzimkind@continentalstock.com

         You must also affirmatively certify in your request to Continental Stock Transfer & Trust Company for redemption if you “ARE” or “ARE NOT’ acting in concert or as a “group” (as defined in Section 13d-3 of the Exchange Act) with any other stockholder with respect to shares of Common Stock. Notwithstanding the foregoing, a holder of public shares, together with any affiliate of his or any other person with whom he is acting in concert or as a “group” (as defined in Section 13d-3 of the Exchange Act) will be restricted from seeking Redemption Rights with respect to more than 15% of the public shares, which we refer to as the “15% threshold.” Accordingly, all public shares in excess of the 15% threshold beneficially owned by a public stockholder or “group” (as defined in Section 13d-3 of the Exchange Act) will not be redeemed for cash.

         Stockholders seeking to exercise their Redemption Rights and opting to deliver physical certificates should allot sufficient time to obtain physical certificates from the Transfer Agent and time to effect delivery. It is our understanding that stockholders should generally allot at least two weeks to obtain physical certificates from the Transfer Agent. However, we do not have any control over this process and it may take longer than two weeks. Stockholders who hold their shares in street name will have to coordinate with their bank, broker or other nominee to have the shares certificated or delivered electronically.

         Stockholders seeking to exercise their Redemption Rights, whether they are record holders or hold their shares in “street name”, are required to either tender their certificates to our Transfer Agent prior to the date that is two business days prior to the Special Meeting, or to deliver their shares to the Transfer Agent electronically using DTC Deposit/Withdrawal At Custodian (“DWAC”) system, at such stockholder’s option. The requirement for physical or electronic delivery prior to the Special Meeting ensures that a redeeming stockholder’s election to redeem is irrevocable once the Business Combination is approved.

         There is a nominal cost associated with the above-referenced tendering process and the act of certificating the shares or delivering them through the DWAC system. The Transfer Agent will typically charge a tendering broker a fee and it is in the broker’s discretion whether or not to pass this cost on to the redeeming stockholder. However, this fee would be incurred regardless of whether or not we require stockholders seeking to exercise Redemption Rights to tender their shares, as the need to deliver shares is a requirement to exercising Redemption Rights, regardless of the timing of when such delivery must be effectuated.

         Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests (and submitting shares to the Transfer Agent) and thereafter, with our consent, until the vote is taken with respect to the Business Combination. If you delivered your shares for redemption to our Transfer Agent and decide within the required timeframe not to exercise your Redemption Rights, you may request that our Transfer Agent return the shares (physically or electronically). You may make such request by contacting our Transfer Agent at the address listed under the question “Who can help answer my questions?” below.

Q:     What are the U.S. federal income tax consequences of exercising your Redemption Rights?

A:     The U.S. federal income tax consequences of the redemption depend on particular facts and circumstances. Please see the section entitled “Proposal No. 1 — Approval of the Business Combination — Material U.S. Federal Income Tax Considerations.” We urge you to consult your tax advisors regarding the tax consequences of exercising your redemption rights.

Q:     What are the U.S. federal income tax consequences to holders of Heliogen Common Stock that participate in the Business Combination?

A:     The Business Combination has been structured to qualify as a tax-free “reorganization” for U.S. federal income tax purposes within the meaning of Section 368(a) of the Code, which would result in its being a tax-free transaction to holders of our Common Stock that participate in the Business Combination. However, the closing of the Business Combination is not conditioned on its so qualifying, nor is it conditioned on our receipt of a tax opinion that it so qualifies. DLA Piper LLP (US) has delivered an opinion that the Business Combination will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, subject to the assumptions and qualifications set forth herein. Please see the section entitled “Proposal No. 1 — Approval of the Business Combination — Material U.S. Federal Income Tax Considerations.” We urge you to consult your tax advisors regarding the tax consequences of participating in the Business Combination.

Q:     Do you have appraisal rights if you object to the Business Combination?

A:     No. Appraisal rights are not available to holders of our Common Stock in connection with the Business Combination.

Q:     What happens to the funds held in the Trust Account upon consummation of the Business Combination?

A:     The funds held in the Trust Account will be used to: (i) pay Company stockholders who properly exercise their redemption rights; and, provided that there are funds remaining after this payment, (ii) pay certain other fees, costs and expenses (including regulatory fees, legal fees, accounting fees, printer fees and other professional fees) that were incurred by the Company and other parties to the Business Combination Agreement in connection with the transactions contemplated by the Business Combination Agreement, including the Business Combination, and pursuant to the terms of the Business Combination Agreement.

Q:     What happens if the Business Combination is not consummated?

A:     There are certain circumstances under which the Business Combination Agreement may be terminated. Please see the section entitled “Proposal No. 1 — Approval of the Business Combination — The Business Combination Agreement” for information regarding the parties’ specific termination rights.

         If we do not consummate either Business Combination, we may continue to try to complete a business combination with a different target business until the applicable deadline. If we fail to complete an initial business combination by the applicable deadline, then we will: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem our public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest not previously released to the Company to pay its franchise and income taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish our public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law; (iii) dissolve and liquidate our Trust Account, unless we amend our certificate of incorporation to extend the time that we have to consummate a business combination; and (iv) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our Board, dissolve and liquidate, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be less than the initial public offering price per unit in the IPO. Please see the section entitled “Risk Factors — Risks Related to the Company and the Business Combination.”

         Holders of our Founder Shares have waived any right to any liquidation distribution with respect to such shares and the underwriters of our IPO agreed to waive their rights to the business combination marketing fee held in the Trust Account in the event we do not complete our initial business combination within the required period. In addition, if we fail to complete a business combination by the applicable deadline, there will be no redemption rights or liquidating distributions with respect to our outstanding warrants, which will expire worthless.

Q:     When are the Business Combination expected to be completed?

A:     The closing of the Business Combination is expected to take place on or prior to the third business day following the satisfaction or waiver of the conditions described below in the subsection entitled “Proposal No. 1 — Approval of the Business Combination — The Business Combination Agreement — Conditions to Closing of the Business Combination.” The closing is expected to occur in the fourth quarter of 2021. The Business Combination Agreement may be terminated by the Company, or Heliogen, as applicable if the Closing has not occurred by December 31, 2021.

         For a description of the conditions to the completion of the Business Combination, see the section entitled “Proposal No. 1 — Approval of the Business Combination — The Business Combination Agreement — Conditions to Closing of the Business Combination.”

Q:     What do you need to do now?

A:     You are urged to read carefully and consider the information contained in this proxy statement/prospectus, including the Annexes, and to consider how the Business Combination will affect you as a stockholder. You should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card or, if you hold your shares through a brokerage firm, bank or other nominee, on the voting instruction form provided by the broker, bank or nominee.

Q:     Who can vote at the special meeting?

A:     Only holders of record of the Company’s Common Stock, including those shares held as a constituent part of our units, at the close of business on November 23, 2021 are entitled to have their vote counted at the special meeting and any adjournments or postponements thereof. On this record date, 34,266,667 shares of Common Stock and Founder Shares were outstanding and entitled to vote.

         Stockholder of Record:    Shares Registered in Your Name. If on the record date your shares or units were registered directly in your name with the Company’s transfer agent, Continental Stock Transfer & Trust Company, then you are a stockholder of record. As a stockholder of record, you may vote in person at the special meeting or vote by proxy. Whether or not you plan to attend the special meeting in person, the Company urges you to fill out and return the enclosed proxy card to ensure your vote is counted.

         Beneficial Owner:    Shares Registered in the Name of a Broker or Bank. If on the record date your shares or units were held, not in your name, but rather in an account at a brokerage firm, bank, dealer, or other similar organization, then you are the beneficial owner of shares held in “street name” and these proxy materials are being forwarded to you by that organization. As a beneficial owner, you have the right to direct your broker or other agent on how to vote the shares in your account. You are also invited to attend the special meeting. However, since you are not the stockholder of record, you may not vote your shares in person at the special meeting unless you request and obtain a valid proxy from your broker or other agent.

Q:     Who will solicit and pay the cost of soliciting proxies for the Special Meeting?

A:      We will pay the cost of soliciting proxies for the Special Meeting. We have engaged Morrow to assist in the solicitation of proxies for the Special Meeting. We have agreed to pay Morrow a fee of $32,500.00, plus disbursements, and will reimburse Morrow for its reasonable out-of-pocket expenses and indemnify Morrow and its affiliates against certain claims, liabilities, losses, damages and expenses. We will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of our Common Stock for their expenses in forwarding soliciting materials to beneficial owners of our Common Stock and in obtaining voting instructions from those owners. Our directors, officers and employees may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

Q:     Who can help answer my questions?

A:     If you have questions about the proposals or if you need additional copies of this proxy statement/prospectus or the enclosed proxy card you should contact:

c/o Athena Technology Acquisition Corp.
125 Townpark Drive, Suite 300
Kennesaw, GA 20144
Attention: Secretary
Telephone: (970) 924-0446

You may also contact our proxy solicitor at:

Morrow Sodali LLC
470 West Avenue
Stamford, CT 06902
Telephone: (203) 658-9400 (Call Collect)
or
Call Toll-Free: (800) 662-5200
E-mail: ATHN.info@investor.morrowsodali.com

To obtain timely delivery, our stockholders must request the materials no later than five business days prior to the Special Meeting.

You may also obtain additional information about us from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find More Information.”

If you intend to seek redemption of your public shares, you will need to send a letter demanding redemption and deliver your stock (either physically or electronically) to our Transfer Agent prior to the Special Meeting in accordance with the procedures detailed under the question “How do I exercise my Redemption Rights?” If you have questions regarding the certification of your position or delivery of your stock, please contact our Transfer Agent:

Continental Stock Transfer & Trust Company
1 State Street-30th Floor
New York, New York 10004
Attention: Mark Zimkind
E-mail: mzimkind@continentalstock.com

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary highlights selected information contained in this proxy statement/prospectus and does not contain all of the information that may be important to you. You should carefully read this entire proxy statement/prospectus, including the Annexes and accompanying financial statements of the Company and Heliogen, to fully understand the proposed Business Combination (as described below) before voting on the proposals to be considered at the Special Meeting (as described below). Please see the section entitled “Where You Can Find More Information” beginning on page 276 of this proxy statement/prospectus.

Unless otherwise specified, all share calculations assume: (i) no exercise of redemption rights by the Company’s public stockholders; and (ii) no inclusion of any shares of Common Stock issuable upon the exercise of the Company’s warrants or any shares to be issued pursuant to the Heliogen Incentive Plan at or following the Closing.

Parties to the Business Combination

The Company

The Company is a blank check company or a special purpose acquisition company, incorporated on December 8, 2020, as a Delaware corporation and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

The public units began trading on the NYSE under the symbol “ATHN.U” on March 17, 2021. On May 4, 2021, the Company announced that the holders of the Company’s units may elect to separately trade the securities underlying such units. On May 5, 2021, the shares and warrants began trading on the NYSE under the symbols “ATHN”, and “ATHN.WS” respectively. We intend to apply to continue the listing of our publicly-traded Common Stock and warrants on the NYSE under the symbols “HLGN” and “HLGN.WS” respectively, upon the Closing.

The mailing address of the Company’s principal executive office is c/o Athena Technology Acquisition Corp., 125 Townpark Drive, Suite 300, Kennesaw, GA 30144.

HelioMax Merger Sub

HelioMax Merger Sub, a Delaware corporation, is a wholly-owned subsidiary of the Company, formed by the Company on May 27, 2021, to consummate the Business Combination. In the Business Combination, HelioMax Merger Sub will merge with and into Heliogen, with Heliogen continuing as the surviving corporation.

The mailing address of HelioMax Merger Sub’s principal executive office is 125 Townpark Drive, Suite 300, Kennesaw, GA 30144.

Heliogen

Heliogen, a Pasadena, CA-based company founded in 2013, is a leader in next generation concentrated solar power (“CSP”). Heliogen is developing a modular, A.I.-enabled, concentrated solar power plant that will use an array of mirrors to reflect sunlight and capture, concentrate and convert it into cost-effective energy on demand. This characteristic distinguishes Heliogen’s solution from clean energy provided by typical photovoltaic and wind installations which produce intermittently. Heliogen’s unique system will have the ability to cost-effectively generate temperatures that can exceed 1,000 degrees centigrade. The system will be configurable for several applications, including the carbon-free generation of clean power (electricity), industrial-grade heat (to power industrial processes), and green hydrogen, based on a customer’s needs.

Although the process of concentrating sunlight is not new, Heliogen has developed innovations which it believes fundamentally improve its potential. Heliogen believes it is the first technology provider with the ability to deliver cost-effective renewable energy capable of replacing fossil fuels used in industrial processes that generally operate 24/7. In addition, Heliogen believes its disruptive, patented design and A.I. technology will address a fundamental problem confronted by many renewable sources of energy: intermittency. An intermittent power supply does not match the grid’s continuous power demand. Without storage, wind and PV-based renewable energy generation may rapidly fluctuate between over-supply and under-supply based on resource availability. As the grid penetration of intermittent resources increases, these fluctuations may become increasingly extreme. Heliogen believes its technology will contribute to solving this problem. Heliogen’s solar plants will have the ability to store very high temperature energy in solid media. This energy will then be releasable evenly, including during times without sunlight, to cost-effectively deliver near 24/7 carbon-free energy in the form of heat, electric power or green hydrogen fuel.

The three use categories will be configured as follows, forming the backbone of three business lines:

HelioHeat — The production of heat for use in industrial processes will be enabled by the baseline system.

HelioPower — With the baseline system as the foundation, the addition of a turbine generator system will then enable power generation.

HelioFuel — Building on the power system described above, hydrogen fuel production will be enabled by further adding an electrolyzer system to the baseline system.

For the power and hydrogen systems, Heliogen is developing a supercritical CO2 system to enhance production efficiency. Using supercritical CO2 is predicted by the U.S. Department of Energy to have “significantly lower capital costs than equivalent steam-cycle components, due to their compact footprint stemming from the higher energy density of the supercritical fluid.”

Emerging Growth Company

The Company is an “emerging growth company,” as defined under the JOBS Act. As an emerging growth company, the Company is eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. These include, but are not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and the requirement to obtain stockholder approval of any golden parachute payments not previously approved.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of an extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Pivotal has elected to take advantage of such extended transition period.

Following the Business Combination, New Heliogen will remain an emerging growth company until the earlier of (i) December 31, 2025 (the last day of the fiscal year following the fifth anniversary of the consummation of the Company’s initial public offering), (ii) the last day of the fiscal year in which New Heliogen has total annual gross revenue of at least $1.07 billion, (iii) the last day of the fiscal year in which New Heliogen is deemed to be a “large accelerated filer,” as defined in the Exchange Act, and (iv) the date on which New Heliogen has issued more than $1.0 billion in nonconvertible debt during the prior three-year period.

The Business Combination Proposal

On July 6, 2021, Athena and HelioMax Merger Sub entered into the Business Combination Agreement (as it may be amended from time to time) with Heliogen. If the Business Combination Agreement is adopted by the Heliogen stockholders and the Business Combination Agreement is approved by the Athena stockholders at the Special Meeting, HelioMax Merger Sub will merge with and into Heliogen, with Heliogen surviving the merger. For more information about the transactions contemplated by the Business Combination Agreement, please see the section entitled “Proposal No. 1 — Approval of the Business Combination.” A copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A.

Business Combination Consideration to the Heliogen stockholders

Subject to the terms of the Business Combination Agreement and customary adjustments, at the effective time of the Business Combination, each share of Heliogen capital stock issued and outstanding immediately prior to the effective time of the Business Combination (including each share of Heliogen Restricted Stock (as defined in the Business Combination Agreement)) will be canceled and converted into the right to receive a number of shares of Athena Common Stock equal to the Exchange Ratio (as defined in the Business Combination Agreement). The Exchange Ratio will be equal to the quotient of the Aggregate Merger Consideration (as defined in the Business Combination Agreement) divided by the sum of the aggregate number of shares of Heliogen Common

Stock (including shares of Heliogen Restricted Stock) issued and outstanding immediately prior to the effective time of the Business Combination (and, for the avoidance of doubt, following the Heliogen SAFE (whereby each Heliogen SAFE that is issued and outstanding immediately prior to the Effective Time will convert automatically into the number of shares of Heliogen Common Stock equal to the SAFE purchase amount divided by a price per share calculated based on a valuation cap of the Company of $750,000,000 for the Company immediately prior to the public liquidity event), the Heliogen Warrant Conversion (whereby each Heliogen Warrant that is issued and outstanding immediately prior to the Effective Time will convert automatically into the number of shares of Heliogen Common Stock pursuant to the terms of the Heliogen warrant agreement) and the Heliogen Preferred Conversion (whereby each Heliogen Preferred Share that is issued and outstanding immediately prior to the Effective Time will be automatically converted into a number of shares of Heliogen Common Stock at the then effective conversion rate as calculated pursuant to Heliogen’s organizational documents)) plus the aggregate number of shares of Heliogen Common Stock issuable upon the full exercise, settlement, exchange or conversion of Company Options (as defined in the Business Combination Agreement) and Company RSU Awards (as defined in the Business Combination Agreement) that are outstanding as of immediately prior to the Effective Time.

Subject to the terms and conditions of the Business Combination Agreement, the consideration to be received by Heliogen equity holders, including 47.6 million common shares issuable for Heliogen’s outstanding stock options and unvested restricted shares, in exchange for the cancellation of Heliogen Common Stock following the Business Combination is, on a pro forma basis, approximately 202.5 million shares of common stock, valued at $10.00 per share for total merger consideration of approximately $2.02 billion. The number of Athena shares and total merger consideration are subject to certain adjustments outlined in the Business Combination Agreement whereby the actual number of shares or total merger consideration could be above or below the 185.0 million shares of Athena Common Stock and $1.85 billion, respectively. These shares will be allocated pro-rata among the holders of Heliogen common stock on a fully-diluted and as-converted to Heliogen common stock basis, including the number of shares of Heliogen common stock issuable upon conversion of the Heliogen preferred stock and SAFE Instruments and the number of shares of Heliogen Common Stock subject to outstanding options. Also, immediately prior to and conditioned upon the effectiveness of the consummation of the Business Combination, certain investors have agreed to subscribe for and purchase 16,500,000 shares of Athena Common Stock for aggregate proceeds of $165.0 million as part of the PIPE Investment.

Related Agreements

Stockholder Support Agreement

Concurrently with the execution and delivery of the Business Combination Agreement, Athena and the Key Heliogen Stockholders (as defined in the Business Combination Agreement) have entered into the Stockholder Support Agreement, pursuant to which, among other things, the Key Heliogen Stockholders have agreed to vote their shares of Heliogen common stock in favor of the Business Combination Agreement, the Business Combination and the other transactions contemplated by the Business Combination Agreement. The foregoing description of the Stockholder Support Agreement and the transactions contemplated thereby is not complete and is subject to, and qualified in its entirety by reference to, the actual agreement, a copy of which is attached to this proxy statement/prospectus as Annex C.

Sponsor Support Agreement

Concurrently with the execution and delivery of the Business Combination Agreement, Athena and Sponsor, have entered into the Sponsor Support Agreement, pursuant to which, among other things, the Sponsor and its affiliates have agreed to vote all of their shares of Athena Common Stock and Class B common stock, par value $0.0001 per share, of Athena in favor of the Business Combination Agreement, the Business Combination and the other transactions contemplated by the Business Combination Agreement. In addition, Athena agreed to waive the anti-dilution rights of its Founder Shares, under its organizational documents, in consideration for which the Sponsor will be issued 510,000 shares of Athena Common Stock at the closing of the Business Combination. At a value of $10.00 per share, the same value used for the shares of Athena Common Stock to be issued as the merger consideration and in the PIPE Investment, such shares to be issued to the Sponsor will be valued at $5.1 million. The Athena Common Stock to be issued in connection with the Sponsor Support Agreement and the transactions contemplated thereby will not be registered under the Securities Act, as amended, and will be issued in reliance on the exemption from registration requirements thereof provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder as a transaction by an issuer not involving a public offering. The foregoing description of the Sponsor Support Agreement and the transactions contemplated thereby is not complete and is subject to, and qualified in its entirety by reference to, the actual agreement, a copy of which is filed with this proxy statement/prospectus as Annex D.

Heliogen Registration Rights and Lock-Up Agreement

Pursuant to the terms of the Business Combination Agreement, in connection with the Business Combination, Athena and certain stockholders of Heliogen (the “Heliogen Holders”) shall enter into the Heliogen Registration Rights and Lock-Up Agreement at the closing of the Business Combination. Pursuant to the terms of the Heliogen Registration Rights and Lock-Up Agreement, subject to certain requirements and customary conditions, including with regard to the number of demand rights that may be exercised and compliance with any applicable lock-up period, the Heliogen Holders may demand at any time or from time to time, that Athena files a registration statement on Form S-1 or Form S-3 to register certain shares of Athena Common Stock held by such Heliogen Holders or to conduct an underwritten offering. The Heliogen Registration Rights and Lock-Up Agreement will also provide the Heliogen Holders with “piggy-back” registration rights, subject to certain requirements and customary conditions. The Heliogen Registration Rights and Lock-Up Agreement further provides that, subject to certain exceptions, each of the Heliogen Holders shall not transfer any shares of Athena Common Stock beneficially owned or owned of record by such Heliogen Holders until the earliest of (a) the date that is one hundred eighty (180) days after the Effective Time (as defined in the Business Combination Agreement) of the Business Combination, (b) the last date on which (i) with respect to 50% of the shares of Athena Common Stock held by the Heliogen Holders, the closing price of the Common Stock reported on the NYSE (or, principal national securities exchange or securities market on which the Athena Common Stock is then traded) (“Closing Price”) equals or exceeds $12.00 per share (as adjusted for transactions affecting all outstanding shares of Athena Common Stock) for any 20 Trading Days within any consecutive 30-Trading Day period, (ii) with respect to 25% of such shares, if the Closing Price of the Athena Common Stock equals or exceeds $13.50 per share (as adjusted for transactions affecting all outstanding shares of Common Stock) for any 20 Trading Days within any consecutive 30-Trading Day period, and (iii) with respect to the remaining 25% of such shares, if the Closing Price of the Athena Common Stock equals or exceeds $17.00 per share (as adjusted for transactions affecting all outstanding shares of Common Stock) for any 20 Trading Days within any consecutive 30-Trading Day period, or (c) the date on which Athena completes a change in control transaction after the closing of the Business Combination. Approximately, 108.6 million of the shares of New Heliogen’s common stock to be issued to the Heliogen Stockholders will be Lock-up Shares.

Amended and Restated Sponsor Agreement

The sponsor letter agreement, dated March 16, 2021, between the Sponsor, Athena and the other parties thereto is being amended, to among other things, amend the lock-up period applicable to the Sponsor’s Founder Shares and Private Placement Units and Private Placement Warrants to be consistent with the lock-up period applicable to the Heliogen Holders.

Subscription Agreements

In connection with the execution of the Business Combination Agreement, Athena entered into certain Subscription Agreements on or about July 6, 2021, with certain investors, pursuant to which such investors have agreed to purchase an aggregate of 16,500,000 shares of Athena Common Stock (together, the “Subscriptions”), for a purchase price of $10.00 per share, for an aggregate purchase price of $165,000,000, to be issued immediately prior to and conditioned upon the effectiveness of the consummation of the Business Combination. The obligations of each party to consummate the Subscriptions are conditioned upon, among other things, customary closing conditions and the consummation of the transactions contemplated by the Business Combination Agreement. The Athena Common Stock to be issued in connection with the Subscription Agreements and the transactions contemplated thereby will not be registered under the Securities Act and will be issued in reliance on the exemption from registration requirements thereof provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder as a transaction by an issuer not involving a public offering.

Pursuant to the Subscription Agreements, Athena has agreed that, within 30 calendar days following the closing of the Business Combination, Athena will file with the SEC (at Athena’s sole cost and expense) a registration statement registering the resale of the PIPE Shares (the “Resale Registration Statement”), and Athena will use its commercially reasonable efforts to have the Resale Registration Statement declared effective as soon as practicable after the filing thereof, but no later than 60 calendar days (or 90 calendar days if the SEC notifies Athena that it will review the Resale Registration Statement and provides comments thereto) after the closing of the Business Combination, subject to customary conditions and covenants.

The foregoing description of the Subscription Agreements and the transactions contemplated thereby is not complete and is subject to, and qualified in its entirety by reference to, the agreed upon form of Subscription Agreement, a copy of which is filed with this proxy statement/prospectus as Annex E.

Heliogen Incentive Plan

Our stockholders are being asked to approve the Incentive Plan Proposal. The purpose of the Heliogen, Inc. 2021 Equity Incentive Plan is to enable New Heliogen to offer its employees, directors and other individual service providers long-term equity-based incentives in New Heliogen, thereby attracting, retaining and rewarding such individuals, and strengthening the mutuality of interests between such individuals and New Heliogen’s stockholders. For additional information, see the section entitled “Proposal No. 4 — Incentive Plan Proposal.”

Heliogen ESPP

Our stockholders are also being asked to approve the Employee Stock Purchase Plan Proposal. The purpose of the Heliogen, Inc. 2021 Employee Stock Purchase Plan is to provide eligible employees with an opportunity to increase their proprietary interest in the success of New Heliogen by purchasing Heliogen Inc. Common Stock from New Heliogen on favorable terms and to pay for such purchases through payroll deductions, thereby providing eligible employees with an opportunity to increase their proprietary interest in the success of New Heliogen, motivating recipients to offer their maximum effort to New Heliogen and help focus them on the creation of long-term value consistent with the interests of our stockholders. For additional information, see the section entitled “Proposal No. 5 — The Employee Stock Purchase Plan Proposal.”

Board of New Heliogen following the Business Combination

New Heliogen’s business and affairs will be organized under the direction of the New Heliogen Board. We anticipate that the New Heliogen Board will consist of seven members upon the consummation of the Business Combination. Bill Gross will serve as Chairman of the New Heliogen Board. The primary responsibilities of the New Heliogen Board will be to provide oversight, strategic guidance, counseling and direction to New Heliogen’s management. The New Heliogen Board will meet on a regular basis and additionally as required.

In accordance with the terms of the Second Amended and Restated Certificate of Incorporation, which will be effective upon the consummation of the Business Combination, the New Heliogen Board will be divided into three classes, Class I, Class II and Class III, with only one class of directors being elected in each year and each class serving a three-year term. Except with respect to the election of directors at the special meeting pursuant to Proposal No. 6 — The Election of Directors Proposal, the Class I directors will be elected to an initial one-year term (and three-year terms subsequently), the Class II directors will be elected to an initial two-year term (and three-year terms subsequently) and the Class III directors will be elected to an initial three-year term (and three-year terms subsequently). There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors. The New Heliogen Board will be divided into the following classes:

•        Class I, which Heliogen and the Company anticipate will consist of Phyllis W. Newhouse and Paddy Padmanathan, whose terms will expire at New Heliogen’s first annual meeting of stockholders to be held after the completion of this offering;

•        Class II, which Heliogen and the Company anticipate will consist of Stacey Abrams and David Crane, whose terms will expire at New Heliogen’s second annual meeting of stockholders to be held after the completion of this offering; and

•        Class III, which Heliogen and the Company anticipate will consist of Bill Gross, Robert Kavner and Julie M. Kane, whose terms will expire at New Heliogen’s third annual meeting of stockholders to be held after the completion of this offering.

At each annual meeting of stockholders to be held after the initial classification, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following their election and until their successors are duly elected and qualified. This classification of the New Heliogen Board may have the effect of delaying or preventing changes in New Heliogen’s control or management. New Heliogen’s directors may be removed for cause by the affirmative vote of the holders of at least a majority of New Heliogen’s voting stock.

Redemption Rights

Pursuant to our current amended and restated certificate of incorporation, holders of public shares may elect to have their shares redeemed for cash at the applicable redemption price per share equal to the quotient obtained by dividing (i) the aggregate amount on deposit in the Trust Account as of two business days prior to the consummation of the Business Combinations, including interest not previously released to the Company to pay its franchise and income taxes, by (ii) the total number of then-outstanding public shares; provided that the Company will not redeem any shares of Common Stock issued in the IPO to the extent that such redemption would result in the Company’s failure to have net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) in excess of $5,000,001. As of September 30, 2021, the estimated per share redemption price would have been approximately $10.00.

If a holder exercises its redemption rights, then such holder will be exchanging its shares of our Common Stock for cash and will no longer own shares of the post-combination company. Such a holder will be entitled to receive cash for its public shares only if it properly demands redemption and delivers its shares (either physically or electronically) to our Transfer Agent in accordance with the procedures described herein. Please see the section entitled “Special Meeting of Company Stockholders — Redemption Rights” for the procedures to be followed if you wish to redeem your shares for cash. Any request for redemption may be withdrawn until the deadline for submitting redemption requests and thereafter, with our consent, until the Closing.

Impact of the Business Combination on the Company’s Public Float

It is anticipated that, upon completion of the Business Combination, assuming no redemptions: (i) the Athena public stockholders will retain an ownership interest of approximately 12.2% in New Heliogen (not including shares beneficially owned by our Sponsor); (ii) the PIPE Investors, excluding amounts purchased by existing Heliogen equity holders, will own approximately 7.4% of New Heliogen (such that public stockholders, including the unaffiliated PIPE Investors, will own approximately 19.6% of New Heliogen); (iii) our Sponsor will own approximately 4.8% of New Heliogen; and (iv) the former Heliogen equity holders, including shares purchased by former Heliogen equity holders in the PIPE Investment, will own approximately 75.6% of New Heliogen. The ownership percentage with respect to New Heliogen following the Business Combinations does not take into account (i) warrants to purchase Common Stock that will remain outstanding immediately following the Business Combination and (ii) the issuance of any shares upon completion of the Business Combination under the Heliogen Incentive Plan or the Heliogen ESPP, copies of which are attached to this proxy statement/prospectus as Annex H and Annex I, respectively. If the actual facts are different than these assumptions, the percentage ownership retained by the Company’s existing stockholders in the post-combination company will be different. For more information, please see the sections entitled “Summary of the Proxy Statement/Prospectus — Impact of the Business Combination on the Company’s Public Float,” “Unaudited Pro Forma Condensed Combined Financial Information,” “Proposal No. 4 — The Incentive Plan Proposal” and “Proposal No. 5 — The Employee Stock Purchase Plan Proposal.”

The following table illustrates varying ownership levels in New Heliogen, on a pro forma basis, assuming no redemptions by the Company’s public stockholders and the maximum redemptions by the Company’s public stockholders:

(shares in thousands)	No Redemption scenario		Maximum redemption scenario
	Shares	%(1)	Shares	%(1)
Heliogen Stockholders(1)	154,463	75.1	154,463	84.2
Athena Public Stockholders(2)	25,000	12.2	2,739	1.5
Sponsor Shares(2)(3)	9,267	4.6	9,267	5.0
Sponsor Shares(4)	510	0.2	510	0.3
PIPE Investors	16,500	7.9	16,500	9.0
Total(2)	205,740	100.0	183,479	100.0

____________

(1)      Excludes 47.6 million common shares issuable upon exercise of Heliogen’s outstanding stock options and unvested restricted shares.

(2)      Does not take into account, at the time of the Closing of the Business Combination, the dilutive impact of the shares of New Heliogen Common Stock issuable in connection with the public warrants or private placement warrants totaling approximately 8.6 million shares, which will not be exercisable until the later of the date that is (i) 30 days after the completion of the Business Combination, and (ii) twelve (12) months from the date of the closing of the IPO (or March 16, 2022).

(3)      Athena Founder Shares and Private Placement Units.

(4)      Class A common shares issued as consideration for anti-dilution rights waived by Sponsor.

Please see “Unaudited Pro Forma Condensed Combined Financial Statements” on page 99.

The Charter Amendment Proposal

Upon the Closing, our amended and restated certificate of incorporation will be amended promptly to reflect the Charter Amendment Proposal to:

•        provide for certain additional changes, including but not limited to changing the post-combination company’s corporate name from “Athena Technology Acquisition Corp.” to “Heliogen, Inc.,” increasing the number of shares authorized for issuance and eliminating certain provisions specific to our status as a blank check company, which our Board believes are necessary to adequately address the needs of the post-combination company (Proposal No. 3);

Please see the sections entitled “Proposal No. 3 — Approval of Amendments to Current Certificate of Incorporation in connection with the Business Combination Proposal.”

Other Proposals

In addition, the stockholders of the Company will be asked to vote on:

•        a proposal to approve, for purposes of complying with applicable NYSE Listing Rules, the issuance of more than 20% of the Company’s issued and outstanding Common Stock pursuant to the Business Combination (Proposal No. 2);

•        a proposal to approve and adopt the Heliogen Incentive Plan, a copy of which is attached to this proxy statement/prospectus as Annex H, including the authorization of the initial share reserve under the Heliogen Incentive Plan (Proposal No. 4);

•        A proposal to approve and adopt the Heliogen ESPP, a copy of which is attached to this proxy statement/prospectus as Annex I, (Proposal No. 5)

•        a proposal to elect the directors comprising the board of directors of New Heliogen following the closing of the Business Combination (Proposal No. 6); and

•        a proposal to adjourn the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal, the NYSE Stock Issuance Proposal, the Charter Amendment Proposal, the Incentive Plan Proposal, the Employee Stock Purchase Plan Proposal or the Election of Directors Proposal (Proposal No. 7).

Date, Time and Place of Special Meeting

The Special Meeting will be held on December 28, 2021 at 10:00 a.m. Eastern Time at http://www.cstproxy.com/athenatechnology/2021, or at such other date, time and place to which such meeting may be adjourned or postponed, to consider and vote upon the proposals. The Special Meeting will be conducted exclusively via live webcast so stockholders will not be able to attend the meeting in person. Stockholders may attend the Special Meeting online and vote at the Special Meeting by visiting http://www.cstproxy.com/athenatechnology/2021 and entering your 12-digit control number, which is either included on the proxy card you received or obtained through Broadridge Financial Solutions.

Registering for the Special Meeting

Any stockholder wishing to attend the virtual meeting should register for the meeting by December 28, 2021 at http://www.cstproxy.com/athenatechnology/2021. To register for the Special Meeting, please follow these instructions as applicable to the nature of your ownership of our Common Stock:

•        To vote using the proxy card, simply complete, sign, date and return the proxy card pursuant to the instructions on the card. If you return your signed proxy card before the Annual Meeting, we will vote your shares as directed.

•        To vote over the telephone, dial toll-free 1-800-690-6903 using a touch-tone phone and follow the recorded instructions. You will be asked to provide the company number and control number from the Notice. Your telephone vote must be received by 11:59 p.m. Eastern Time on December 27, 2021 to be counted.

•        To vote through the Internet before the meeting, go to www.cstproxyvote.com and follow the on-screen instructions. Your Internet vote must be received by 11:59 p.m., Eastern Time on December 27, 2021 to be counted.

•        To vote through the Internet during the meeting, please visit http://www.cstproxy.com/athenatechnology/2021 and have available the 12-digit control number included in your Notice, on your proxy card or on the instructions that accompanied your proxy materials.

Voting Power and Record Date

Only Company stockholders of record at the close of business on November 23, 2021, the record date for the Special Meeting, will be entitled to vote at the Special Meeting. You are entitled to one vote for each share of Common Stock that you owned as of the close of business on the record date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or other nominee to ensure that votes related to the shares you beneficially own are properly counted. On the record date, there were 34,266,667 shares of Common Stock and Founder Shares outstanding and entitled to vote, of which 25,000,000 are public shares, 700,000 are Private Placement Shares held by our Sponsor, and 8,566,667 are Founder Shares held by our Sponsor.

Accounting Treatment

The Business Combination will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, the Company will be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of Heliogen issuing stock for the net assets of the Company, accompanied by a recapitalization whereby no goodwill or other intangible assets are recorded.

Proxy Solicitation

Proxies may be solicited by mail. The Company has engaged Morrow to assist in the solicitation of proxies.

If a stockholder grants a proxy, it may still vote its shares in person if it revokes its proxy before the Special Meeting. A stockholder may also change its vote by submitting a later-dated proxy, as described in the section entitled “Special Meeting of Company Stockholders — Revoking Your Proxy.”

Interests of Certain Persons in the Business Combination

In considering the recommendation of our Board to vote in favor of the Business Combination, stockholders should be aware that aside from their interests as stockholders, our Sponsor and certain members of our Board and officers have interests in the Business Combination that are different from, or in addition to, those of other stockholders generally. Our Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Business Combination, and in recommending to stockholders that they approve the Business Combination. Stockholders should take these interests into account in deciding whether to approve the Business Combination.

These interests include, among other things:

•        As a result of multiple business affiliations, Athena’s officers and directors may have legal obligations relating to presenting business opportunities to multiple entities. Athena’s amended and restated current certificate of incorporation provides that the doctrine of corporate opportunity will not apply with respect to any of our officers or directors in circumstances where the application of the doctrine would conflict with any fiduciary duties or contractual obligations they may have. Such pre-existing fiduciary duties and contractual obligations did not materially affect Athena’s search for an acquisition target because the affiliated companies are generally closely held entities controlled by such officer or director and the industry of or markets served by of the affiliated companies’ respective businesses were such that it was unlikely that a conflict would arise.

•        the fact the Sponsor waived the anti-dilution rights of its Founder Shares under its organizational documents, in consideration for which the Sponsor will be issued 510,000 shares of Class A Common Stock at the closing of the Business Combination, which at $10.00 per share (the same value used for the shares of Athena Common Stock to be issued as the merger consideration and in the PIPE Investment) will be valued at $5.1 million;

•        the fact that our Sponsor has agreed not to redeem any of the Founder Shares in connection with a stockholder vote to approve the Business Combination, as provided in the Letter Agreement;

•        the fact that our Sponsor has agreed to waive its right to liquidating distributions from the Trust Account with respect to its Founder Shares if we fail to complete an initial business combination by the applicable deadline;

•        if the Trust Account is liquidated, including in the event we are unable to complete an initial business combination within the required time period, our Sponsor has agreed to indemnify us to ensure that the proceeds in the Trust Account are not reduced below $10.00 per public share, or such lesser per public share amount as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which we have entered into an acquisition agreement or claims of any third party (other than our independent public accountants) for services rendered or products sold to us, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account;

•        the continued indemnification of our existing directors and officers and the continuation of our directors’ and officers’ liability insurance after the Business Combination;

•        the fact that Phyllis Newhouse will remain a board member of the New Heliogen after the Business Combination and shall be entitled to receive compensation for serving on the board of directors of New Heliogen after the Business Combination;

•        the fact that Cohen & Company Capital Markets, a division of J.V.B. Financial Group, LLC, served as a capital markets advisor to the Company in connection with the Business Combination in consideration for the reimbursement of expenses incurred in connection with its services and the agreement by Athena to indemnify CCM for certain liabilities arising out of the engagement, and is an affiliate of a passive member of Athena’s Sponsor;

•        the fact that two of Heliogen’s existing equity holders entered into Subscription Agreements to acquire shares of Common Stock in the PIPE Investment;

•        the fact that our Sponsor, officers and directors will lose their entire investment in us if an initial business combination is not consummated by the applicable deadline. Prior to the Company’s initial public offering, our Sponsor purchased an aggregate of 9,816,667 Founder Shares for an aggregate purchase price of $25,000, or approximately $0.003 per share (as compared to the $10.00 per share price being used to determine the number of shares of Common Stock being issued to the Heliogen equity holders in the Business Combination or at which the PIPE Investors have agreed to purchase Common Stock). On May 3, 2021, the Sponsor forfeited 1,250,000 Founder Shares when the over-allotment option granted to the underwriters in the Company’s initial public offering expired unexercised, which resulted in the Sponsor holding 8,566,667 Founder Shares. Additionally, the Sponsor purchased from the Company an aggregate of 700,000 Private Placement Units at a price of $10.00 per unit simultaneously with the consummation of the Company’s initial public offering for an aggregate purchase price of $7.0 million. The 8,566,667 Founder Shares owned by the Sponsor would have had an aggregate market value of approximately $85.6 million based upon the closing price of $9.99 per public share on the NYSE on November 18, 2021, the most recent practicable date prior to the date of this proxy statement/prospectus. The 700,000 Private Placement Units held by the Sponsor would have had an aggregate market value of approximately $7.48 million based upon the closing price of $10.69 per public unit on the NYSE on November 17, 2021, the most recent practicable date prior to the date of this proxy statement/prospectus. Also, the Private Placement Warrants issued to our Sponsor as part of the Private Placement Units would have an aggregate market value of approximately $0.467 million based upon the closing price of $2.00 per warrant on the NYSE on November 18, 2021, the most recent practicable date prior to the date of this proxy statement/prospectus, and the shares of Athena Common Stock issuable upon exercise of the Private Placement Warrants issued to our Sponsor as part of the Private Placement Units would have an aggregate market value of approximately $2.3 million based upon the closing price of $9.99 per share of Athena Common Stock on the NYSE on November 18, 2021, the most recent practicable date prior to the date of this proxy statement/prospectus. Additionally, the Sponsor, officers and directors do not currently have any unreimbursed out-of-pocket expenses in connection with the Business Combination; and

•        the fact that, based on the difference in the purchase price of approximately $0.003 per share that the Sponsor paid for the Founder Shares, as compared to the purchase price of $10.00 per unit sold in the Company’s initial public offering, the Sponsor may earn a positive rate of return on their investment even if the share price of New Heliogen Common Stock falls significantly below the per share value implied in the Business Combination of $10.00 per share and the public stockholders of the Company experience a negative rate of return.

Board’s Reasons for the Approval of the Business Combination

The Board met virtually on July 5 and July 6, 2021, to, among other things, discuss a potential business combination with Heliogen, and unanimously determined that the Business Combination Agreement and the Business Combination transaction were in the best interest of the Company and our stockholders and resolved to recommend that our stockholders vote to adopt the Business Combination Agreement and approve the Business Combination. Prior to reaching the decision to approve the Business Combination Agreement and approve the Business Combination, the Board consulted with the Company’s management, as well as with the Company’s legal, financial, and other advisors.

The Board considered a wide variety of factors in connection with its evaluation of the Business Combination. In light of the complexity of those factors, the Board, as a whole, did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it took into account in reaching its decision. The Board viewed its decision as being based on all of the information available and the factors presented to and considered by it. In addition, individual members of the Board may have given different weight to different factors. This explanation of the reasons for the Board’s approval of the Business Combinations, and all other information presented in this section, is forward-looking in nature and, therefore, should be read in light of the factors discussed in the section entitled “Cautionary Note Regarding Forward-Looking Statements.”

Prior to reaching the decision to approve the Business Combination and the Business Combination Agreement, the Board consulted with our management, as well as with our legal and financial advisors. In making its determination with respect to the Business Combination, the Board also considered the financial analysis undertaken by BTIG, a financial advisor to us in connection with the Business Combination. On July 6, 2021, at a meeting of the Board held to evaluate the proposed business combination transaction, BTIG delivered an oral opinion, subsequently confirmed by delivery of a written opinion to the Board, to the effect that, as of that date and subject to and based on the assumptions made, procedures followed, matters considered, limitations of the review undertaken and qualifications contained in such opinion, (i) the Aggregate Merger Consideration to be paid by Athena in the Business Combination pursuant to the Business Combination Agreement was fair, from a financial point of view, to Athena, and (ii) the fair market value of Heliogen equaled or exceeded 80% of the amount of funds held by Athena in its Trust Account for the benefit of its public stockholders (excluding any deferred underwriters fees and taxes payable on the income earned on the Trust Account). See the section entitled “Proposal No. 1 — The Business Combination Proposal — Opinion of BTIG.” The full text of BTIG’s written opinion is attached as Annex F to this proxy statement/prospectus and is incorporated herein by reference.

In the prospectus for the Company’s initial public offering, we stated that, while we may pursue an acquisition in any business industry or sector, we intended to focus on prospective target companies in technology, direct to consumer and fintech industries that have powerful and differentiated relationships with their customers, and that have market-leading insight into how their consumers live, what they need, and how to communicate with them effectively. We stated that we may also evaluate target companies that create, produce, own, distribute and/or market content, products and services or facilitate the sharing economy, whether serving domestic and/or international audiences. The Board considered these factors identified in the prospectus for the Company’s initial public offering in its evaluation of Heliogen. Furthermore, in light of the due diligence conducted on Heliogen by the Athena management team and its third-party advisors, and taking into account Heliogen’s focus on renewable energy and meaningfully addressing climate change, Heliogen’s technology that is designed to address the intermittency issues of renewable energy as well as Heliogen’s commitment to diversity and inclusion, the Board determined that Heliogen met the criteria in the Company’s prospectus for its initial public offering.

In approving the Business Combination, the Board considered the factors that include, but are not limited to, those set forth above as well as the following positive factors, several of which are based upon our due diligence:

•        Innovative Technology Capable of Commercialization.    Heliogen’s AI-enabled concentrated solar power technology is designed to capture sunlight and generate intense heat that can be used for industrial heat or converted into electricity or clean fuel with the capability to provide near continuous energy to users. Heliogen’s plant design is based on its artificial intelligence computer-vision closed loop tracking software. Components will be pre-assembled in a factory, leveraging best-in-class automation. Heliogen aims to create its energy storage using low-cost, solid state materials such as rocks or ceramic. Heliogen has an operating prototype of multiple aspects of its technology, that has already been field tested, and the company is in negotiations with three prospective customers that are expected to demonstrate the commercial viability of Heliogen’s technology and solutions. Heliogen continues to innovate toward driving down commercial-scale cost, both near term and long term. One of Heliogen’s innovations under development is a robotic approach to plant maintenance, with the goal of reducing the human capital requirements.

•        Large Addressable Market.    Energy capital expenditure investments between 2020 and 2030 are projected to be approximately $8.5 trillion globally as governments and businesses transition to clean and renewable energy sources. Heliogen’s AI-enabled concentrated solar power technology will address various segments of the market by capturing sunlight and generating intense heat that can be converted into electricity or “green hydrogen”. Through Heliogen’s storage solution Heliogen’s technology is expected to provide near-continuous energy, thereby addressing one of the drawbacks to commercial adoption of sources of renewable energy.

•        Capex-Light Business Model.    Heliogen has developed a modular and scalable plant design for its Sunlight Refinery™. Each plant will be designed as one 5 megawatt-electric (“MWe”) or equivalent plant that can then be replicated to meet customer needs. For example, a customer seeking 100 megawatts of electric power would be served by approximately 20 Heliogen plant modules. Heliogen does not intend to be an owner-operator of these plants or hold the assets on its balance sheet. Rather, the assets will be owned by Heliogen’s customers, Heliogen’s business model is therefore relatively capex-light, with its primary need for capex being to build manufacturing facilities.

•        Growth Prospects.    Heliogen is forecasting that it will be cash flow positive in 2025, based on 3 to 5 projects per year starting in 2023 and assuming that each project after the first three commercial facilities has multiple plant modules with the number of modules per project growing over time as set forth in the Prospective Financial Information. (See the section entitled “Proposal No. 1 — The Business Combination Proposal — Prospective Financial Information” for a discussion of the Prospective Financial Information). Heliogen’s business model does not include government subsidies other than the U.S. investment tax credit nor factor in mandates for renewable energy percentages or the impact of carbon taxes or credits. Heliogen’s business model could also be expanded in the future to provide for potential licensing revenues.

•        Intellectual Property Portfolio.    Heliogen has a portfolio of 6 granted patents and 13 pending patents on its technology, including Heliostat closed-loop tracking system, Heliostat tracking based on radiance maps, Heliostat intensity and polarization tracking, and receiver for capturing solar energy.

•        PIPE Investment.    The Company obtained commitments for $165 million through the PIPE, which included investments from existing Heliogen investors and new investors, including Counterpoint Global (Morgan Stanley), Salient Partners, Saba Capital and the XCarb Innovation Fund of ArcelorMittal (an affiliate of a prospective customer of Heliogen). The existing Heliogen investors in the PIPE were identified to Athena by Heliogen management and certain of the new investors in the PIPE were identified to Athena by Heliogen management with the balance of the new investors identified by CCM.

Other than in respect of the XCarb Innovation Fund of ArcelorMittal (an affiliate of a prospective customer of Heliogen) and certain existing investors in Heliogen, neither Athena nor the Sponsor had relationships or affiliations with the PIPE investors. The terms of the PIPE and the subscription agreements were negotiated between representatives of Athena and representatives of the PIPE investors on an arms’-length basis.

•        Experienced and Committed Diverse Management Team.    Bill Gross, Heliogen’s Founder and CEO, has been involved in more than 150 companies over 30 years and is supported by a committed and experienced management team with a diversity of not only operational, financial, technical and product manufacturing experience and expertise, but also racial, ethnic and gender diversity. The management team intends to remain with Heliogen following the Closing in the capacity of its officers and/or directors, which will provide helpful continuity in advancing Heliogen’s technology and commercialization goals.

•        Due Diligence.    Due diligence examinations of Heliogen by Company management, as well as the Company’s legal, financial and other advisors, and discussions with its management.

•        Negotiated Transaction.    The financial and other terms of the Business Combination Agreement and the related agreements, including a lock-up identical to the Sponsor’s with respect to the shares of Athena Common Stock for certain key equity holders of Heliogen for up to 180 days post-Closing with 50%, 25% and 25% of such shares subject to earlier release if the closing stock price for New Heliogen Common Stock equals or exceeds $12.00 per share, $13.50 per share and $17.00 per share, respectively, for any 20 trading days within any 30-trading day period, and the fact that such terms and conditions are reasonable and were the product of arm’s length negotiations between Athena and Heliogen.

In the course of its deliberations, the Board also considered a variety of uncertainties, risks and other potentially negative factors relevant to the Business Combination, including the following:

•        Deployment Risk.    The risk that Heliogen could experience delays in deploying, or be unable to deploy as contemplated, its technology because of its innovative design and novel components. Additionally, although Heliogen is in negotiations with several customers that are expected to demonstrate the commercial viability of its technology, Heliogen has not yet onboarded any customers for its Sunlight Refinery™.

•        Additional Validation Testing Required.    Heliogen’s technology and its components and software require further testing to validate its use in a commercial setting, including in extreme weather conditions, under extreme thermal stress and general feasibility testing.

•        Product Management Risk.    While the Heliogen management team is committed and capable, product management best practices have not yet been fully established for its solutions and require additional hires to establish.

•        Public Company Risk.    The risks that are associated with being a publicly traded company that is in its early, developmental stage with a management team with limited to no experience operating a public company.

•        Redemption Risk.    The risk that a significant number of Athena stockholders elect to redeem their shares prior to the consummation of the Business Combination and pursuant to Athena’s existing amended and restated certificate of incorporation, which would potentially make the Business Combination more difficult to complete or reduce the amount of cash available to New Heliogen to accelerate its business plan following the Closing.

•        Stockholder Vote Risk.    The risk that Athena’s stockholders may fail to provide the votes necessary to effect the Business Combination.

•        Closing Conditions Risk.    The risk that completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within Athena’s control.

•        Benefits May Not Be Achieved Risk.    The risk that the potential benefits of the Business Combination may not be fully achieved or may not be achieved within the expected timeframe.

•        Litigation Risk.    The risk of the possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Business Combinations.

•        Athena Stockholders Receiving a Minority Positions Risk.    The risk that Athena stockholders will hold a minority position in New Heliogen.

•        Fees, Expenses and Time Risk.    The risk of incurring significant fees and expenses associated with completing the Business Combination and the substantial time and effort of management required to complete the Business Combination.

•        Other Risks Factors.    Various other risk factors associated with Heliogen’s business, as described in the section entitled “Risk Factors.”

In addition to considering the factors described above, the Board also considered that some officers and directors of Athena may have interests in the Business Combination as individuals that are in addition to, and that may be different from, the interests of Athena’s stockholders. While Phyllis Newhouse will continue with Heliogen as a non-employee director after the Closing, no member of management of Athena will be employed by Heliogen following the Closing. Athena’s independent directors reviewed and considered these interests during the negotiation of the Business Combination and in evaluating and unanimously approving, as members of the Board, the Business Combination Agreement and the Business Combination. For more information, see the section entitled “— Interests of Certain Persons in the Business Combination.”

The Company’s Board concluded that the potential benefits that it expects the Company and its stockholders to achieve as a result of the Business Combination outweigh the potentially negative factors associated with the Business Combination. Accordingly, the Company’s Board, based on its consideration of the specific factors listed above, unanimously (a) determined that the Business Combination and the other transactions contemplated thereby are advisable, fair to, and in the best interests of the Company and its stockholders, (b) authorized and approved in all respects the Business Combination Agreement, the Subscription Agreements, and the agreements and transactions contemplated thereby, (c) in accordance with the DGCL, directed that the Business Combination Agreement and the terms of the business combination transaction contemplated thereby, including without limitation the Business Combination, be submitted for consideration by the Company’s stockholders for approval and (d) recommended that the stockholders of the Company approve the Business Combination Agreement and the business combination transaction contemplated thereby, including without limitation, the Business Combination and the payment of the Aggregate Merger Consideration.

The above discussion of the material factors considered by the Board is not intended to be exhaustive but does set forth the principal factors considered by the Board.

Heliogen’s Reasons for the Approval of the Business Combination

The Heliogen Board of Directors (the “Heliogen Board”) met virtually on July 5, 2021, to, among other things, discuss a potential business combination with the Company, and unanimously determined that the Business Combination Agreement and the Business Combination transaction were in the best interest of Heliogen and its stockholders. Prior to reaching its decision to approve the Business Combination Agreement and the Business Combination, the Heliogen Board of Directors consulted with Heliogen’s management, as well as with Heliogen’s legal, financial, and other advisors.

The Heliogen Board considered a wide variety of factors in connection with its evaluation of the Business Combination. In light of the complexity of those factors, the Heliogen Board, as a whole, did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it took into account in reaching its decision. The Heliogen Board viewed its decision as being based on all of the information available and the factors presented to and considered by it. In addition, individual members of the Heliogen Board may have given different weight to different factors.

In approving the Business Combination, the Heliogen Board took into account a number of considerations, including the following:

•        due to the recent growth of the solar energy industry and resulting increase in both competition and opportunities, Heliogen believes that pursuing a go-public transaction is important to allow Heliogen to more efficiently and effectively raise capital to build and expand its operations.

•        the Business Combination is expected to provide significant cash liquidity for Heliogen’s stockholders by giving them access to public markets, even during periods of market instability.

•        the Business Combination is expected to minimize market volatility and pricing risks compared to an underwritten initial public offering because it provides greater certainty with respect to valuation and liquidity.

•        the Business Combination allows Heliogen’s management to continue in their existing roles and maintain control over the combined company’s strategic direction; in doing so, the Business Combination avoids the post-closing friction and power struggles in the operations and management of the combined company that often exist in the aftermath of strategic merger transactions.

•        the Business Combination will increase public awareness of Heliogen and its innovative technology and may attract additional customers.

•        the Business Combination could be completed more quickly than an underwritten initial public offering so that the combined company could take advantage of the benefits of being public sooner.

•        the Company’s leadership team supports Heliogen’s mission and approach to building the business, and the Company’s management team can provide specialized expertise to supplement the skills of Heliogen’s existing management team.

Conditions to Closing of the Business Combination

Conditions to Each Party’s Obligations

The respective obligations of Athena, HelioMax Merger Sub and Heliogen to consummate the Business Combination are subject to the satisfaction or waiver (where permissible) at or prior to the Closing of the following conditions:

•        the Written Consent (as defined in the Business Combination Agreement) shall have been delivered to Athena;

•        the Proposals shall have been approved and adopted by the requisite affirmative vote of the Athena stockholders in accordance with this proxy statement/prospectus, the DGCL, the Athena organizational documents and the rules and regulations of the NYSE;

•        no governmental authority shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, judgment, decree, executive order or award which is then in effect and has the effect of making the Business Combination illegal or otherwise prohibiting consummation of the Business Combination;

•        all required filings under the HSR Act shall have been completed and any applicable waiting period (and any extension thereof) applicable to the consummation of the Business Combination under the HSR Act shall have expired or been terminated;

•        this proxy statement/prospectus shall have been declared effective under the Securities Act; no stop order suspending the effectiveness of this proxy statement/prospectus shall be in effect, and no proceedings for purposes of suspending the effectiveness of this proxy statement/prospectus shall have been initiated or be threatened by the SEC;

•        the shares of Athena Common Stock shall be listed on the NYSE as of the Closing Date;

•        the parties shall have caused the Initial Post-Closing New Heliogen Directors to be designated as directors on the New Heliogen Board;

•        Athena shall have at least $5,000,001 of net tangible assets following the exercise of redemption rights in accordance with Athena’s organizational documents.

Conditions to Athena and HelioMax Merger Sub’s Obligations

The obligations of Athena and HelioMax Merger Sub to consummate the Business Combination are subject to the satisfaction or waiver (where permissible) at or prior to the Closing of the following additional conditions:

•        the accuracy of the representations and warranties of Heliogen as of the date of the Business Combination Agreement and as of the Closing, subject to certain materiality and material adverse effect thresholds, as more fully described in “Proposal No. 1 — Approval of the Business Combination — The Business Combination Agreement — Conditions to Closing of the Business Combination Agreement” on page 128.

•        each of the covenants of Heliogen to be performed or complied with as of or prior to the Closing must have been performed or complied with in all material respects;

•        Heliogen shall have delivered to Athena a customary officer’s certificate, dated the date of the Closing, certifying as to the satisfaction of certain conditions;

•        no Heliogen Material Adverse Effect shall have occurred between the date of the Business Combination Agreement and the Closing Date;

•        other than those persons identified as continuing directors in the Business Combination Agreement, all members of the Heliogen board of directors and the board of directors of the Heliogen subsidiaries, as required pursuant to the Business Combination Agreement, shall have executed written resignations effective as of the effective time of the Business Combination;

•        the Stockholder Support Agreement shall be in full force and effect, and no Key Heliogen Stockholder shall have attempted to repudiate or disclaim any of its or his obligations thereunder;

•        all parties to the Heliogen Registration Rights and Lock-Up Agreement (other than Athena) shall have delivered, or caused to be delivered, to Athena copies of the Heliogen Registration Rights and Lock-Up Agreement duly executed by all such parties;

•        on or prior to the Closing, Heliogen shall have delivered to Athena a properly executed certification that shares of Heliogen Common Stock are not “U.S. real property interests” in accordance with Treasury regulations under Sections 897 and 1445 of the Code, together with a notice to the IRS (which will be filed by Heliogen with the IRS following the Closing) in accordance with the provisions of Section 1.897-2(h)(2) of the Treasury regulations; and

•        Heliogen shall have effected the amendment to its Amended and Restated Certificate of Incorporation as contemplated in the Stockholder Support Agreement.

Conditions to Heliogen’s Obligations

The obligations of Heliogen to consummate the Business Combination are subject to the satisfaction or waiver (where legally permissible) at or prior to the Closing of the following additional conditions:

•        the accuracy of the representations and warranties of Athena as of the date of the Business Combination Agreement and as of the Closing, subject to certain materiality and material adverse effect thresholds, as more fully described in “Proposal No. 1— Approval of the Business Combination — The Business Combination Agreement — Conditions to Closing of the Business Combination Agreement” on page 128;

•        each of the covenants of the Athena to be performed or complied with as of or prior to the Closing must have been performed or complied with in all material respects;

•        Athena shall have delivered to Heliogen a customary officer’s certificate (signed by the President of Athena), dated the date of the Closing, certifying as to the satisfaction of certain conditions;

•        no Athena Material Adverse Effect shall have occurred between the date of the Business Combination Agreement and the Closing Date;

•        other than Phyllis Newhouse, all other members of the Board shall have executed written resignations effective as of the effective time of the Business Combination Agreement;

•        a supplemental listing shall have been filed with the NYSE as of the Closing Date to list the shares constituting the Heliogen merger consideration;

•        Athena shall have an aggregate amount of cash and cash equivalents available from any sources of not less than $150,000,000 including the cash available to Athena from the Trust Account (after any redemptions by the Athena stockholders and the payment of any deferred underwriting expenses of Athena not related to the Business Combination) and the proceeds from the PIPE Investment;

•        the Sponsor Support Agreement shall be in full force and effect, and the Sponsor shall not have attempted to repudiate or disclaim any of its obligations thereunder;

•        the A&R Sponsor Letter Agreement shall be in full force and effect and none of the parties thereto shall have attempted to repudiate or disclaim any of their respective obligations thereunder.

Regulatory Matters

Under the HSR Act and the rules that have been promulgated thereunder by the U.S. Federal Trade Commission (“FTC”), certain transactions may not be consummated unless information has been furnished to the Antitrust Division of the Department of Justice (“Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The Business Combination is subject to these requirements and may not be completed until the expiration of a 30-day waiting period following the filing of the required Notification and Report Forms with the Antitrust Division and the FTC or until early termination is granted. On July 20, 2021, the Company and Heliogen, filed the required forms under the HSR Act with the Antitrust Division and the FTC. The 30-day waiting period with respect to the Business Combination expired at 11:59 p.m. Eastern time on August 19, 2021.

At any time before or after consummation of the Business Combination, notwithstanding any termination of the waiting period under the HSR Act, the applicable competition authorities could take such action under applicable antitrust laws as each deems necessary or desirable in the public interest, including seeking to enjoin the consummation of the Business Combination. Private parties may also seek to take legal action under the antitrust laws under certain circumstances. We cannot assure you that the Antitrust Division, the FTC, any state attorney general, or any other government authority will not attempt to challenge the Business Combination on antitrust grounds, and, if such a challenge is made, we cannot assure you as to its result. Neither the Company or Heliogen is aware of any material regulatory approvals or actions that are required for completion of the Business Combination other than the expiration or early termination of the waiting period under the HSR Act. It is presently contemplated that if any such additional regulatory approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

Quorum and Required Vote for Proposals for the Special Meeting

The approval of the Business Combination Proposal requires the affirmative vote of a majority of votes cast by the stockholders present in person or represented by proxy and entitled to vote thereon at the Special Meeting. In order to establish the quorum for purposes of the Business Combination Proposal, holders of at least a majority of the outstanding shares of Common Stock must be present at the Special Meeting in person or by proxy. Accordingly, a Company stockholder’s failure to vote by proxy or to vote in person at the Special Meeting will not be counted towards the number of shares of Common Stock required to validly establish a quorum, and if a valid quorum is otherwise established, such failure to vote will have no effect on the outcome of any vote on the Business Combination Proposal. Abstentions will be counted in connection with the determination of whether a valid quorum is established and will have no effect on the Business Combination Proposal.

The approval of the Business Combination Proposal, the NYSE Stock Issuance Proposal, the Incentive Plan Proposal, the Employee Stock Purchase Plan Proposal and the Adjournment Proposal requires the affirmative vote of a majority of the votes cast by holders of our Common Stock represented in person or by proxy and entitled to vote at the Special Meeting. Approval of the Charter Amendment Proposal requires the affirmative vote of (i) the holders of a majority of the Founder Shares then outstanding, voting separately as a single class, (ii) the holders of a majority of the shares of Class A Common Stock then outstanding, voting separately as a single class and (iii) the holders of a majority of the then outstanding shares of Athena Common Stock, voting together as a single class. The Election of Directors Proposal requires the affirmative vote of a plurality of the votes cast by the holders of our Common Stock represented in person or by proxy and entitled to vote at the special meeting.

Under these voting standards, a failure to vote or an abstention will have no effect on the Business Combination Proposal, the Charter Amendment Proposal, the Election of Directors Proposal and the Adjournment Proposal. For purposes of the NYSE Stock Issuance Proposal, the Incentive Plan Proposal and the Employee Stock Purchase Plan Proposal, the NYSE considers an abstention vote as a “vote cast”, and therefore, an abstention will have the same effect as a vote “AGAINST” such proposals, while a failure to vote will have no effect on these three proposals. Broker non-votes will count as a vote “AGAINST” the Charter Amendment Proposal, but will not have any effect on the outcome of any other Proposals.

The transactions contemplated by the Business Combination Agreement will be consummated only if the Business Combination Proposal, the NYSE Stock Issuance Proposal, the Charter Amendment Proposal, the Incentive Plan Proposal, the Employee Stock Purchase Plan Proposal and the Election of Directors Proposal are approved at the Special Meeting. The proposals in this proxy statement/prospectus (other than the Adjournment Proposal) are conditioned on the approval of each of the Business Combination Proposal.

Recommendation to Company Stockholders

Our Board believes that the Business Combination Proposal, the NYSE Stock Issuance Proposal, the Charter Amendment Proposal, the Incentive Plan Proposal, the Employee Stock Purchase Plan Proposal and the Election of Directors Proposal and the Adjournment Proposal to be presented at the Special Meeting are each in the best interests of the Company and our stockholders and recommends that its stockholders vote “FOR” each of the proposals.

When you consider the recommendation of our Board in favor of approval of the Business Combination Proposal, you should keep in mind that our Sponsor and certain members of our Board and officers have interests in the Business Combination that are different from or in addition to (or which may conflict with) your interests as a stockholder. Stockholders should take these interests into account in deciding whether to approve the proposals presented at the Special Meeting, including the Business Combination Proposal. Please see “Special Meeting of Company Stockholders — Recommendation to Company Stockholders.”

Risk Factors

In evaluating the Business Combination and the proposals to be considered and voted on at the Special Meeting, you should carefully review and consider the risk factors set forth under the section entitled “Risk Factors” beginning on page 53 of this proxy statement/prospectus. The occurrence of one or more of the events or circumstances described in that section, alone or in combination with other events or circumstances, may have a material adverse effect on (i) the ability of the Company and Heliogen to complete the Business Combination and (ii) the business, cash flows, financial condition and results of operations of Heliogen, prior to the consummation of the Business Combination and the post-combination company following the consummation of the Business Combination.

Opinion of BTIG

In connection with the Business Combination, our financial advisor, BTIG delivered an oral opinion, subsequently confirmed by delivery of a written opinion to our Board, to the effect that, as of that date and subject to and based on the assumptions made, procedures followed, matters considered, limitations of the review undertaken and qualifications contained in such opinion, (i) the Aggregate Merger Consideration to be paid by Athena in the Business Combination pursuant to the Business Combination Agreement was fair, from a financial point of view, to

Athena, and (ii) the fair market value of Heliogen equaled or exceeded 80% of the amount of funds held by Athena in its Trust Account for the benefit of its public stockholders (excluding any deferred underwriters fees and taxes payable on the income earned on the Trust Account).

The full text of BTIG’s written opinion, which describes the assumptions made, procedures followed, matters considered, limitations of the review undertaken and qualifications contained in such opinion, is attached as Annex F to this proxy statement/prospectus and is incorporated herein by reference. We urge you to read such opinion carefully in its entirety. BTIG’s opinion was not intended to and does not constitute a recommendation to our Board as to how our Board should vote on the Business Combination or to any stockholder of Athena or Heliogen as to how any such stockholder should vote at any stockholders’ meeting at which the Business Combination may be considered, or whether or not any stockholder of Athena or Heliogen should enter into a voting, stockholders’ or affiliates’ agreement with respect to the Business Combination, or exercise any redemption or repurchase or exchange rights that may be available to such stockholder. For additional information, please see the section entitled “Proposal No. 1— The Business Combination Proposal — Opinion of BTIG.”

SELECTED HISTORICAL FINANCIAL INFORMATION OF THE COMPANY

The following table contains summary historical financial data of the Company as of and for the period from December 8, 2020 (the date of inception) through December 31, 2020 and as of and for the nine months ended September 30, 2021. The information below is only a summary and should be read in conjunction with the sections entitled “The Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Information About the Company Prior to the Business Combination” and in our financial statements, and the notes and schedules related thereto, which are included elsewhere in this proxy statement/prospectus.

	As of September 30, 2021	As of December 31, 2020
($ in thousands)
Balance Sheet Data:
Working capital	$(2,106)	$(18)
Total assets	$250,585	$42
Total liabilities	$22,967	$18
Redeemable common stock	$250,000	$—
Stockholders’ equity	$(22,383)	$24
($ in thousands, except per share amounts)	Nine Months ended September 30, 2021	Period from December 8, 2020 (inception) through December 31, 2020
Statements of Operations Data:
Revenue	$—	$—
Net income (loss)	$(5,512)	$(1)
Weighted average shares outstanding, Class A common stock	18,357,143	—
Basic and diluted net loss per share, Class A common stock	$(0.20)	$—
Weighted average shares outstanding, Class B common stock	8,566,667	8,566,667
Basic and diluted net loss per share, Class B common stock	$(0.20)	$—

SELECTED CONSOLIDATED HISTORICAL FINANCIAL INFORMATION OF HELIOGEN

The following selected historical financial information and other data for Heliogen set forth below should be read in conjunction with “Heliogen’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Heliogen’s historical financial statements and the related notes thereto contained elsewhere in this proxy statement/prospectus.

The selected statement of operations data and statement of cash flows data for the years ended December 31, 2020 and 2019 and the selected balance sheet data as of December 31, 2020 and 2019 are each derived from Heliogen’s audited financial statements appearing elsewhere in this proxy statement/prospectus. The selected statement of operations data for the nine months ended September 30, 2021 are derived from our unaudited condensed consolidated financial statements appearing elsewhere in this proxy statement/prospectus. The Heliogen unaudited interim condensed consolidated financial statements were prepared on the same basis as its audited annual financial statements and include all adjustments, consisting only of normal recurring adjustments that are considered necessary for a fair presentation of the financial information set forth in those statements. The historical results are not necessarily indicative of the results to be expected in the future.

($ in thousands, except per share and share data)	Nine Months Ended September 30, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
Statements of Operations Data:
Revenue	$3,563	$200	$—
Cost of sales	2,736	417	—
Gross profit (loss)	$827	$(217)	$—
Operating expenses:
Selling, general, and administrative	$15,099	$3,719	$2,690
Research and development	8,891	3,583	4,702
Total operating expenses	23,990	7,302	7,392
Operating loss	(23,163)	(7,519)	(7,392)

Interest expense	(1)	(3)	—
SAFE instruments remeasurement	(62,993)	—	—
Warrant remeasurement	(2,604)	(7)	(21)
Other income, net	96	92	83
Net loss before taxes	(88,665)	(7,437)	(7,330)
Provision for income taxes	—	—	—
Net loss	$(88,665)	$(7,437)	$(7,330)
Other comprehensive loss, net of taxes
Unrealized losses on available-for-sale securities	(7)	—	—
Cumulative translation adjustment	(57)	—	—
Total comprehensive loss	$(88,729)	$(7,437)	$(7,330)
Losses per share, basic and diluted	$(16.76)	$(1.88)	$(1.97)
Weighted average common shares used in computing loss per share attributed to common stockholders, basic and diluted	5,290,676	3,962,932	3,727,064

($ in thousands)	As of September 30, 2021	As of December 31, 2020	As of December 31, 2019
Balance Sheet Data:
Working capital	$69,907	$17,419	$14,451
Cash and cash equivalents	$40,126	$18,334	$14,945
Total assets	$106,661	$19,762	$15,648
Total liabilities	$174,886	$1,692	$692
Total redeemable convertible preferred stock	$45,932	$45,932	$35,691
Stockholders’ deficit	$(114,157)	$(27,862)	$(20,735)
	Nine months ended September 30, 2021	Year ended
($ in thousands)		December 31, 2020	December 31, 2019
Statement of Cash Flows Data:
Net cash used in operating activities	$(18,147)	$(7,002)	$(6,263)
Net cash used in investing activities	$(40,459)	$(294)	$(442)
Net cash provided by financing activities	$81,898	$10,685	$14,755
Change in cash and cash equivalents	$23,292	$3,389	$8,050
Cash, Cash Equivalents and Restricted Cash:
Beginning of period	$18,334	$14,945	$6,895
End of period	$41,626	$18,334	$14,945

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following summary unaudited pro forma condensed combined financial data (the “summary pro forma data”) give effect to the Business Combination described in the section titled “Unaudited Pro Forma Condensed Combined Financial Statements.” The Business Combination will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, Athena will be treated as the acquired company for financial reporting purposes. Accordingly, the Business Combination will be reflected as the equivalent of Heliogen issuing stock for the net assets of Athena, accompanied by a recapitalization whereby no goodwill or other intangible assets are recorded. The summary unaudited pro forma condensed combined balance sheet data as of September 30, 2021 gives pro forma effect to the Business Combination as if it had occurred on September 30, 2021. The summary unaudited pro forma condensed combined statement of operations data for the nine months ended September 30, 2021 and for the year ended December 31, 2020 gives pro forma effect to the Business Combination as if it had occurred on January 1, 2020.

Historical Comparative and Unaudited Pro Forma Combined Per Share Data of Athena and Heliogen

The summary pro forma data have been derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial statements of New Heliogen appearing elsewhere in this proxy statement/prospectus and the accompanying notes. The summary pro forma data have been presented for informational purposes only and are not necessarily indicative of what New Heliogen’s financial position or results of operations actually would have been had the Business Combination been completed as of the dates indicated. In addition, the summary pro forma data do not purport to project the future financial position or operating results of New Heliogen.

The following table presents summary pro forma data after giving effect to the Business Combination, assuming two redemption scenarios as follows:

•        Assuming No Redemptions:    This presentation assumes that no Athena stockholders exercise redemption rights with respect to their public shares.

•        Assuming Maximum Redemptions:    This scenario assumes that approximately 22.3 million shares of common stock are redeemed for an aggregate redemption payment of approximately $222.6 million. This maximum redemption scenario is based on the maximum number of redemptions which may occur after which Athena would still have the minimum $150.0 million cash and cash equivalents available from the Trust Account and PIPE Investment as well as at least $5,000,001 in net tangible assets per the Business Combination Agreement.

The pro forma book value (stockholders’ deficit) per share information reflects the Business Combination as if it had occurred on September 30, 2021. The net loss per share information reflects the Business Combination as if it had occurred on January 1, 2020.

The unaudited pro forma condensed combined loss per share information does not purport to represent the loss per share which would have occurred had the companies been combined during the periods presented, nor earnings per share for any future data or period. The unaudited pro forma combined book value (stockholders’ deficit) per share information below does not purport to represent what the value of Athena and Heliogen would have been had the Business Combination occurred on September 30, 2021 or on January 1, 2020.

			Pro Forma Combined
(shares in thousands)	Athena (Historical)	Heliogen (Historical)	Assuming No Redemptions	Assuming Maximum Redemptions
As of and for the nine months ended September 30, 2021
Book Value (Stockholders’ Deficit) per share(1)	$(2.42)	$(19.17)	$2.21	$1.26
Weighted average shares outstanding of common stock – basic and diluted(2)	18,357	5,291	205,740	183,479
Net loss per share of common stock – basic and diluted	$(0.20)	$(16.76)	$(0.14)	$(0.16)

____________

(1)      Book value (stockholders’ deficit) per share is calculated using the formula: Total stockholders’ equity (deficit) divided by shares outstanding.

____________

(2)      Weighted average shares of common stock for Athena (Historical) presents the amount for Class A Common Stock since Athena Class A Common Stock is the class of shares being used to consummate the Business Combination. Athena’s Class B Common Stock will convert to Class A Common Stock as part of the Business Combination.

			Pro Forma Combined
(shares in thousands)	Athena (Historical)	Heliogen (Historical)	Assuming No Redemptions	Assuming Maximum Redemptions
As of and for the year ended December 31, 2020
Weighted average shares outstanding of common stock – basic and diluted(1)	8,567	3,963	205,740	183,479
Net loss per share of common stock – basic and diluted	$—	$(1.88)	$(0.06)	$(0.07)

____________

(1)      Weighted average shares of common stock for Athena (Historical) presents the amount for Class B Common Stock since it was the only class of share outstanding for the period ended December 31, 2020.

($ in thousands, except per share data)	Pro Forma Combined (Assuming No Redemption)	Pro Forma Combined (Assuming Maximum Redemption)
Summary Unaudited Pro Forma Condensed Combined Statement of Operations Data for the Nine months ended September 30, 2021:
Total operating costs and expenses	$27,557	$27,557
Net loss	$(28,580)	$(28,580)
Basic and diluted net loss per share	$(0.14)	$(0.16)
($ in thousands, except per share data)	Pro Forma Combined (Assuming No Redemption)	Pro Forma Combined (Assuming Maximum Redemption)
Summary Unaudited Pro Forma Condensed Combined Statement of Operations Data for the Year Ended December 31, 2020:
Total operating costs and expenses	$12,093	$12,093
Net loss	$(12,221)	$(12,221)
Basic and diluted net loss per share	$(0.06)	$(0.07)
($ in thousands)	Pro Forma Combined (Assuming No Redemption)	Pro Forma Combined (Assuming Maximum Redemption)
Summary Unaudited Pro Forma Condensed Combined Balance Sheet Data as of September 30, 2021:
Total assets	$491,876	$269,259
Total liabilities	$37,257	$37,257
Total equity	$454,619	$232,002

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains forward-looking statements. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. The words “anticipates,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predicts,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this proxy statement/prospectus include, but are not limited to, statements about the:

•        benefits from the Business Combination;

•        ability to complete an initial business combination, including the Business Combination;

•        future financial performance of New Heliogen following the Business Combination;

•        success in retaining or recruiting, or changes required in, our officers, key employees or directors following an initial business combination;

•        officers and directors allocating their time to other businesses and potentially having conflicts of interest with the Company’s business or in approving our initial business combination, as a result of which they would then receive expense reimbursements;

•        public securities’ potential liquidity and trading;

•        use of proceeds not held in the Trust Account or available to the Company from interest income on the Trust Account balance; and

•        impact from the outcome of any known and unknown litigation.

Forward-looking statements in this proxy statement/prospectus include, but are not limited to, statements about Heliogen’s or the post-combination company’s:

•        future financial performance, including financial projections and business metrics and any underlying assumptions thereunder;

•        future business or product expansion, including estimated revenues and losses, projected costs, prospects and plans;

•        ability to scale in a cost-effective manner;

•        ability to obtain and maintain intellectual property protection;

•        future capital requirements and sources and uses of cash; and

•        impact of competition and developments and projections relating to competitors and industry.

These forward-looking statements are based on information available as of the date of this proxy statement/prospectus, and current expectations, forecasts and assumptions, and involve a number of risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

In addition, statements that the Company or Heliogen “believes” and similar statements reflect such parties’ beliefs and opinions on the relevant subject. These statements are based upon information available to such party as of the date of this proxy statement/prospectus, and while such party believes such information forms a reasonable basis for such statements, such information may be limited or incomplete, and these statements should not be read to indicate that either the Company or Heliogen has conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

You should not place undue reliance on these forward-looking statements in deciding how to grant your proxy or instruct how your vote should be cast or vote your shares on the proposals set forth in this proxy statement/prospectus. As a result of a number of known and unknown risks and uncertainties, our actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include:

•        the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement;

•        the outcome of any legal proceedings that may be instituted against the Company, Heliogen or others following announcement of the Business Combination;

•        the inability to complete the transactions contemplated by the Business Combination Agreement due to the failure to obtain approval of the equity holders of the Company, Heliogen or other conditions to closing in the Business Combination Agreement;

•        the ability to obtain or maintain the listing of New Heliogen Common Stock on the NYSE following the Business Combination;

•        the risk that the proposed transaction disrupts current plans and operations as a result of the announcement and consummation of the Business Combination;

•        the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, the ability of the Company to grow and manage growth profitably, maintain relationships with customers, compete within its industry and retain its key employees;

•        costs related to the proposed Business Combination;

•        changes in applicable laws or regulations;

•        the effect of the COVID-19 pandemic on New Heliogen’s business;

•        the ability of New Heliogen to execute its business model, including market acceptance of its planned products and services and achieving sufficient production volumes at acceptable quality levels and prices;

•        New Heliogen’s ability to raise capital;

•        the possibility that the Company or Heliogen may be adversely impacted by other economic, business, and/or competitive factors;

•        future exchange and interest rates; and

•        other risks and uncertainties indicated in this proxy statement/prospectus, including those under “Risk Factors” in this proxy statement/prospectus, and other filings that have been made or will be made with the SEC by the Company.

RISK FACTORS

You should carefully review and consider the following risk factors and the other information contained in this proxy statement/prospectus, including the financial statements and notes to the financial statements included herein, in evaluating the Business Combination and the proposals to be voted on at the Special Meeting. The following risk factors that apply to the business and operations of New Heliogen will also apply to the business and operations of the post-combination company following the completion of the Business Combination. The occurrence of one or more of the events or circumstances described in these risk factors, alone or in combination with other events or circumstances, may adversely affect the ability to complete or realize the anticipated benefits of the Business Combination, and may harm the business, cash flows, financial condition and results of operations of the post-combination company. These risk factors are not exhaustive. You should carefully consider the following risk factors in addition to the other information included in this proxy statement/prospectus, including matters addressed in the section entitled “Cautionary Note Regarding Forward-Looking Statements.” New Heliogen may face additional risks and uncertainties that are not presently known to it, or that Athena currently deems immaterial, which may also impair New Heliogen’s business or financial condition. The following discussion should be read in conjunction with the consolidated financial statements and notes to the financial statements included herein. Additional risks, beyond those summarized below may apply to our activities or operations as currently conducted or as we may conduct them in the future or in the markets in which we operate or may in the future operate. Consistent with the foregoing, we are exposed to a variety of risks, including risks associated with:

Risks Relating to Heliogen’s Business

Unless the context otherwise requires, all references in this subsection to “we”, “us” or “our” refer to the business of Heliogen prior to Closing, which will be the business of New Heliogen and its subsidiaries following Closing. The occurrence of one or more of the events or circumstances described in these risk factors, alone or in combination with other events or circumstances, may have a material adverse effect on the business, financial condition, results of operations, cash flows and future prospects of New Heliogen, in which event the market price of New Heliogen common stock could decline, and you could lose part or all of your investment.

If demand for our concentrated solar energy solutions does not develop as we expect, our revenues will suffer, and our business will be harmed.

We believe, and our growth plans assume, that the market for solar energy solutions will continue to grow, that we will increase our penetration of this market and that our revenues from selling into this market will continue to increase over time. If our expectations as to the size of this market or our ability to sell our products and services in this market are not correct, our revenues will suffer, and our business will be harmed.

Our modular, AI-enabled, concentrated solar power plants may not generate expected levels of output.

The modular, AI-enabled, concentrated solar power plants that we will construct will be subject to various operating risks that may cause them to generate less than expected amounts of output. These risks include a failure or degradation of our, our customers’ or vendors’ equipment; an inability to find suitable replacement equipment or parts; or less than expected supply of solar insolation. Any extended interruption in the plant’s operation, or failure of the plant for any reason to generate the expected amount of output, could have a material adverse effect on our business and operating results due to the damage to our reputation and the resulting dissatisfaction of the owner-operator.

We may not be able to develop technologies and products to satisfy changes in customer demand or industry standards, and our competitors could develop products that decrease the demand for our products.

Rapidly changing technologies and industry standards, along with frequent new product introductions, characterize the industries of many of our customers and potential customers. Our financial performance depends, in part, on our ability to design, develop, manufacture, assemble, test, market and support new products and technology enhancements on a timely and cost-effective basis.

We have not commercialized any of our products. Our principal focus has been on research and development activities to improve our technology and make our product offerings more attractive to potential customers. These activities are subject to various risks and uncertainties we are not able to control, including changes in customer demand or industry standards and the introduction of new or superior technologies by others. Moreover, any failure by us in the future to develop new technologies or to timely react to changes in existing technologies could materially delay our development of new products, which could result in product obsolescence, decreased revenues and a loss of our market share to our competitors. In addition, products or technologies developed by others may render our products or technologies obsolete or non-competitive. Further, if our products are not in compliance with prevailing industry standards, such non-compliance could materially and adversely affect our financial condition, cash flows and results of operations.

Our failure to win new contracts and purchase orders may adversely affect our business operations and financial results.

Our business depends on our ability to win contracts and purchase orders with customers. Contract proposals and negotiations are complex and frequently involve a lengthy bidding and selection process, which is affected by a number of factors. These factors include market conditions, financing arrangements, and required governmental approvals. For example, a client may require us to provide a bond or letter of credit to protect the client should we fail to perform under the terms of the contract. If negative market conditions arise, or if we fail to secure adequate financial arrangements or the required government approvals, we may not be able to pursue particular projects, which could adversely affect our profitability. If we fail to complete a project in a timely manner, miss a required performance standard, or otherwise fail to adequately perform on a project, then we may incur a loss on that project, which may reduce or eliminate our overall profitability.

Our engagements will involve complex projects. The quality of our performance on such projects depends in large part upon our ability to manage the relationship with our clients and our ability to effectively manage the project and deploy appropriate resources, including third-party contractors and our own personnel, in a timely manner. If a project is not completed by the scheduled date or fails to meet required performance standards, we may either incur significant additional costs or be held responsible for the costs incurred by the client to rectify damages due to late completion or failure to achieve the required performance standards. The performance of projects can be affected by a number of factors including unavoidable delays from suppliers and subcontractors, government inaction, public opposition, inability to obtain financing, weather conditions, unavailability of vendor materials, changes in the project scope of services requested by our clients, industrial accidents, environmental hazards and labor disruptions. To the extent these events occur, the total costs of the project could exceed our estimates and we could experience reduced profits or, in some cases, incur a loss on a project, which may reduce or eliminate our overall profitability. Further, any defects or errors, or failures to meet our clients’ expectations, could result in claims for damages against us.

If we are not able to successfully manage our growth strategy, our business operations and financial results may be adversely affected.

Our expected future growth presents numerous managerial, administrative and operational challenges. Our ability to manage the growth of our operations will require us to continue to improve our management information systems and our other internal systems and controls. In addition, our growth will increase our need to attract, develop, motivate, and retain both our management and professional employees. The inability of our management to effectively manage our growth or the inability of our employees to achieve anticipated performance could have a material adverse effect on our business.

Legislative or regulatory actions relating to renewable energy may impact demand for our services.

Current and potential legislative or regulatory actions may impact demand for our services. However, it is unclear whether these initiatives will create sufficient incentives for projects or result in increased demand for our services.

Because most of our revenue is expected derived from the energy and industrials market sectors, regulatory and environmental requirements affecting those industries could adversely affect our business, financial condition, results of operations and cash flows. Customers in the industries we serve, including oil & gas companies and power providers, face stringent regulatory and environmental requirements, as well as permitting processes, as they implement plans for their projects, which may result in delays, reductions and cancellations of some of their projects. These regulatory factors may result in decreased demand for our services, potentially impacting our operations and our ability to grow.

In addition, the locations of renewable energy projects, including the expected locations of our concentrated solar power plants, are often remote and may not be viable unless new or expanded transmission infrastructure to transport the energy to demand centers is economically feasible. Furthermore, funding for renewable energy initiatives may not be available. These factors could result in fewer renewable energy projects and a delay in the construction of these projects and the related infrastructure, which could negatively impact our business.

An increase in the prices of certain materials and commodities used in our business could adversely affect our business.

For certain contracts, we are exposed to market risk of increases in certain commodity prices of materials, such as steel, glass, concrete and adhesives, which are used as components of supplies or materials utilized in our operations. In particular, raw material costs have been extremely volatile during the pandemic, in some cases increasing by 30 to 100%. In addition, our customers’ capital budgets may be impacted by the prices of certain materials, and reduced customer spending could lead to fewer project awards and more competition. These prices could be materially impacted by general market conditions and other factors, including U.S. trade relationships with other countries or the imposition of tariffs. While we believe we can increase our prices to adjust for some price increases in commodities, there can be no assurance that price increases of commodities, if they were to occur, would be recoverable. Additionally, we expect many of our contracts to be fixed price, which would not allow us to adjust our prices and, as a result, increases in material costs could reduce our profitability with respect to such projects.

We may be unable to complete or operate our projects on a profitable basis or as we have committed to our customers.

Development, installation, construction, and commissioning of our concentrated solar power plants, and maintenance support of our concentrated solar power plants, entails many risks, including:

•        failure to receive critical components and equipment that meet our design specifications and can be delivered on schedule,

•        failure to obtain all necessary rights to land access and use,

•        failure to receive quality and timely performance of third-party services,

•        increases in the cost of labor, equipment and commodities needed to construct or maintain projects,

•        permitting and other regulatory issues, license revocation and changes in legal requirements,

•        shortages of equipment or skilled labor,

•        unforeseen engineering problems,

•        failure of a customer to accept or pay for the HelioHeat, HelioPower and HelioFuel solutions that we supply,

•        weather interferences, catastrophic events including fires, explosions, earthquakes, droughts and acts of terrorism,

•        accidents involving personal injury or the loss of life,

•        health or similar issues, such as a pandemic or epidemic, such as the novel coronavirus (COVID-19),

•        labor disputes and work stoppages,

•        mishandling of hazardous substances and waste, and

•        other events outside of our control.

Any of these factors could give rise to construction delays and construction and other costs in excess of our expectations. This could prevent us from completing construction of our projects, cause defaults under any then-existing financing agreements or under contracts that require completion of project construction by a certain time, cause projects to be unprofitable for us, or otherwise impair our business, financial condition and operating results.

The development of our modular, AI-enabled, concentrated solar power plants will require significant capital, which our customers may finance through third parties, and such financing may not be available to our customers on favorable terms, if at all.

We expect that our projects for customers will typically be financed by third parties. For the modular, AI-enabled, concentrated solar power plants that we develop, we expect our customers to rely on a combination of their balance sheets and project-finance debt to fund construction costs. If our customers are unable to raise funds on acceptable terms when needed, we may be unable to secure customer contracts, the size of contracts we do obtain may be smaller or we could be required to delay the development and construction of projects, reduce the scope of those projects or otherwise restrict our operations. Any inability by our customers to raise the funds necessary to finance our projects could materially harm our business, financial condition and operating results.

We may require significant additional capital to pursue our growth strategy, but we may not be able to obtain additional financing on acceptable terms or at all.

The growth of our business will depend on substantial amounts of additional capital for marketing and development of our HelioHeat, HelioPower and HelioFuel solutions, and posting financial assurances in order to enter into contracts with customers. Our capital requirements will depend on many factors, including the rate of our enhancements to our existing HelioHeat, HelioPower and HelioFuel solutions, and our expansion of sales and marketing and product development activities. In addition, we may consider strategic acquisitions of complementary businesses or technologies to grow our business, which could require significant capital and could increase our capital expenditures related to the future operation of acquired businesses or technologies. We may not be able to obtain loans or additional capital on acceptable terms or at all.

Project development or construction activities may not be successful, and we may make significant investments without first obtaining project financing, which could increase our costs and impair our ability to recover our investments.

The development and construction of modular, AI-enabled, concentrated solar power plants involves numerous risks. We may be required to spend significant sums for preliminary engineering, permitting, legal and other expenses before we can determine whether a project is feasible, economically attractive or capable of being built. In addition, we may choose to bear the costs of such efforts prior to obtaining project financing, prior to getting final regulatory approval and/or prior to our final sale to a customer, if any.

Successful completion of a particular project may be adversely affected by numerous factors, including: failures or delays in obtaining desired or necessary land rights, including ownership, leases and/or easements; failures or delays in obtaining necessary permits, licenses or other governmental support or approvals, or in overcoming objections from members of the public or adjoining land owners; uncertainties relating to land costs for projects; unforeseen engineering problems; access to available transmission for energy generated by our modular, AI-enabled, concentrated solar power plants; construction delays and contractor performance shortfalls; work stoppages or labor disruptions and compliance with labor regulations; cost over-runs; availability of products and components from suppliers; adverse weather conditions; environmental, archaeological and geological conditions; and availability of construction and permanent financing.

If we are unable to complete the development of one or more of our modular, AI-enabled, concentrated solar power plants or fail to meet one or more agreed target construction milestone dates, we may incur losses or be liable for damages or penalties that we are not be able to offset, which would have an adverse impact on our net income in the period in which the loss is recognized. We expect that some projects will require working capital to develop and/or build projects. If we are unable to complete a project, the associated working capital would also be an exposure that may need to be written off, which would have an adverse impact on our net income in the period in which the loss is recognized.

We have a history of operating losses, and expect to incur significant additional expenses and operating losses.

We are an early-stage company and have a history of operating losses and negative operating cash flows. We incurred a net loss of $88.7 million and $4.4 million for the nine months ended September 30, 2021 and 2020, respectively. We incurred a net loss of $7.4 million and $7.3 million for the years ended December 31, 2020 and 2019, respectively. We expect that we will continue to incur operating and net losses for the medium term. The amount of future losses and when, if ever, we will achieve profitability are uncertain. In addition, even if we achieve profitability, there can be no assurance that we will be able to maintain profitability in the future. Our potential profitability is particularly dependent upon the growth of the market for renewable energy solutions, which may not occur at the levels we currently anticipate or at all.

Our revenue, expenses, and operating results may fluctuate significantly.

Our revenue, expenses, and operating results may fluctuate significantly because of numerous factors, some of which may contribute to more pronounced fluctuations in an uncertain global economic environment. In addition to the other risks described in this “Risk Factors” section, the following factors could cause our operating results to fluctuate:

•        delays, increased costs, or other unanticipated changes in contract performance that may affect profitability, particularly with lumpsum contracts or contracts that have funding limits,

•        spending patterns of our private and public sector clients,

•        weather conditions

•        budget constraints experienced by our federal, state, and local government clients,

•        our ability to integrate any companies that we acquire,

•        the number and significance of client contracts commenced and completed during a quarter,

•        the continuing creditworthiness and solvency of clients,

•        reductions in the prices of products or services offered by our competitors, and

•        legislative and regulatory enforcement policy changes that may affect demand for our products or services.

As a consequence, operating results for a particular future period are difficult to predict and, therefore, prior results are not necessarily indicative of results to be expected in future periods. Any of the foregoing factors, or any other factors discussed elsewhere herein, could have a material adverse effect on our business, results of operations and financial condition that could adversely affect our stock price.

Failure of third parties to manufacture quality products or provide reliable services in a timely manner could cause delays in the delivery of our services and completion of our projects, which could damage our reputation, have a negative impact on our relationships with our customers and adversely affect our growth.

Our success depends on our ability to provide services and complete projects in a timely manner, which in part depends on the ability of third parties to provide us with timely and reliable products and services. In providing our services and completing our projects, we rely on products that meet our design specifications and components manufactured and supplied by third parties, as well as on services performed by subcontractors.

We will also rely on subcontractors to perform substantially all of the construction and installation work related to our projects; and we may need to engage subcontractors with whom we have no experience for our projects.

If any of our subcontractors are unable to provide services that meet or exceed our customers’ expectations or satisfy our contractual commitments, our reputation, business and operating results could be harmed. In addition, if we are unable to avail ourselves of warranty and other contractual protections with providers of products and services, we may incur liability to our customers or additional costs related to the affected products and components, which could have a material adverse effect on our business, financial condition and operating results. Moreover, any delays, malfunctions, inefficiencies or interruptions in these products or services could adversely affect the quality and performance of our solutions and require considerable expense to establish alternate sources for such products and services. This could cause us to experience difficulty retaining current customers and attracting new customers, and could harm our brand, reputation and growth.

Our estimates of market opportunity and forecasts of market growth may prove to be inaccurate.

Market opportunity estimates and growth forecasts, whether obtained from third-party sources or developed internally, are subject to significant uncertainty and are based on assumptions and estimates that may prove to be inaccurate. This is especially so at the present time due to the uncertain and rapidly changing projections of the severity, magnitude and duration of the COVID-19 pandemic. The estimates and forecasts included in this proxy statement relating to the size and expected growth of the target market and market demand may also prove to be inaccurate. The estimated addressable market may not materialize in the timeframe of the projections included herein, if ever, and even if the markets meet the size estimates and growth estimates presented in this proxy statement, our business could fail to grow at similar rates.

Our business will depend on experienced and skilled personnel and substantial specialty subcontractor resources, and if we lose key personnel or if we are unable to attract and integrate additional skilled personnel, it will be more difficult for us to manage our business and complete projects.

The success of our business and construction projects will depend in large part on the skill of our personnel and on trade labor resources, including those with certain specialty subcontractor skills. Competition for personnel, particularly those with expertise in the energy services and renewable energy industries, is high. In the event we are unable to attract, hire and retain the requisite personnel and subcontractors, we may experience delays in completing projects in accordance with project schedules and budgets.

Further, any increase in demand for personnel and specialty subcontractors may result in higher costs, causing us to exceed the budget on a project. Either of these circumstances may have an adverse effect on our business, financial condition and operating results, harm our reputation among and relationships with our customers and cause us to curtail our pursuit of new projects.

Our future success is particularly dependent on the vision, skills, experience and effort of our senior management team, including our executive officers and our founder, director and chief executive officer, Bill Gross. If we were to lose the services of any of our executive officers or key employees, our ability to effectively manage our operations and implement our strategy could be harmed and our business may suffer.

We expect to operate in a highly competitive industry, and our current or future competitors may be able to compete more effectively than we do, which could have a material adverse effect on our business, revenues, growth rates and market share.

The markets and industries in which we expect to compete in are highly competitive, with many companies of varying size and business models, many of which have their own proprietary technologies, competing for the same business as we do. Many of our competitors have longer operating histories and greater resources than us and could focus their substantial financial resources to develop a competitive advantage. Our competitors may also offer energy solutions at prices below cost, devote significant sales forces to competing with us or attempt to recruit our key personnel by increasing compensation, any of which could improve their competitive positions. Additionally, we expect competition to intensify in the future as existing competitors and new market entrants introduce new products into our markets. Any of these competitive factors could make it more difficult for us to attract and retain customers, increase our sales and marketing expenses, reduce profit margins, cause us to lower our prices in order to compete, and reduce our market share and revenues, any of which could have a material adverse effect on our financial condition and operating results. We can provide no assurance that we will continue to effectively compete against our current competitors or additional companies that may enter our markets.

In addition, we may also face competition based on technological developments that compete with our products and services. Our competitors may develop technology that would make ours noncompetitive or obsolete. If we do not keep pace with product and technology advances and otherwise keep our product offerings competitive, there could be a material and adverse effect on our competitive position, revenue and prospects for growth. Some of our existing competitors, have, and some of our potential competitors could have, substantial competitive advantages such as:

•        greater name recognition, longer operating histories and larger customer bases;

•        larger sales and marketing budgets and resources;

•        broader and deeper product lines;

•        greater customer support resources;

•        greater resources to make acquisitions;

•        lower labor and research and development costs;

•        substantially greater financial and other resources; and

•        larger scale manufacturing operations.

Some of our expected larger competitors may have substantially broader product offerings and may be able to leverage their relationships with partners and customers based on other products to gain business in a manner that discourages potential customers from purchasing our concentrated solar power plants, including by selling at zero or negative margins or product bundling. In addition, innovative start-up companies, and larger companies that are making significant investments in research and development, may invent similar or superior technologies that compete with ours. Our current and potential competitors may also establish cooperative relationships among themselves or with third parties that may further enhance their resources. If we are unable to compete successfully, or if competing successfully requires us to take costly actions in response to the actions of our competitors, our business, financial condition and results of operations could be adversely affected.

Our business benefits in part from federal, state, provincial and local government support for renewable energy, and a decline in such support could harm our business.

We benefit in part from legislation and government policies that support renewable energy, and energy storage projects that enhance the economic feasibility of our solar energy projects. This support includes legislation and regulations that encourage or in some cases require other customers to procure power from renewable or low-emission sources or otherwise to procure our services; and provide us or our customers with tax and other incentives that reduce our costs or increase our revenues.

Without this support our ability obtain project commitments could be adversely affected.

International expansion is one of our growth strategies, and our potential expansion into international markets may expose our business and operations to additional risks that we do not or will not face in the United States, which could have an adverse effect on our operating results.

As part of our business strategy, we intend to continue to consider the expansion of our addressable market by pursuing opportunities to provide our HelioHeat, HelioPower and HelioFuel solutions in international markets, and we expect to generate a portion of our revenues from operations outside of the United States in the future. Operations in international markets may require us to respond to new and unanticipated regulatory, marketing, sales and other challenges. These efforts may be time-consuming and costly, and there can be no assurance that we will be successful in responding to these and other challenges we may face as we enter and attempt to expand in international markets, including:

•        building and managing a highly experienced foreign workforce and overseeing and ensuring the performance of foreign subcontractors,

•        difficulties in developing, staffing, and simultaneously managing a large number of varying foreign operations as a result of distance, language, and cultural differences,

•        increased travel, infrastructure and legal and compliance costs associated with multiple international locations,

•        additional withholding taxes or other taxes on our foreign income, and tariffs or other restrictions on foreign trade or investment,

•        imposition of, or unexpected adverse changes in, foreign laws or regulatory requirements, many of which differ from those in the United States,

•        increased exposure to foreign currency exchange rate risk,

•        longer payment cycles for sales in some foreign countries and potential difficulties in enforcing contracts and collecting accounts receivable,

•        difficulties in repatriating overseas earnings,

•        compliance with numerous legislative, regulatory or market requirements of foreign countries,

•        compliance with U.S. laws, such as the U.S. Foreign Corrupt Practices Act, or FCPA, and local laws prohibiting bribery and corrupt payments to government officials,

•        laws and business practices that favor local competitors or prohibit foreign ownership of certain businesses,

•        potentially adverse tax consequences,

•        compliance with laws of foreign countries, international organizations, such as the European Commission, treaties, and other international laws,

•        the inability to continue to benefit from local subsidies due to change in control,

•        unfavorable labor regulations, and

•        general economic conditions in the countries in which we operate.

Our future international operations will also be subject to general geopolitical risks, such as political, social and economic instability, war, incidents of terrorism, changes in diplomatic and trade relations, or responses to such events. One or more of these factors could adversely affect any of our international operations and result in lower revenue and/or greater operating expenses than we expect, and could significantly affect our results of operations and financial condition.

Our overall success in international markets will depend, in part, on our ability to succeed in differing legal, regulatory, economic, social and political conditions. We may not be successful in developing and implementing policies and strategies that will be effective in managing these risks in each country where we do business. Our failure to manage these risks successfully could harm our international operations, reduce our international sales and increase our costs, thus adversely affecting our business, financial condition and operating results.

An inability to protect our intellectual property could negatively affect our ability to compete, our business and our results of operations.

Our ability to compete effectively depends in part upon the maintenance and protection of the intellectual property related to our HelioHeat, HelioPower and HelioFuel solutions. We hold a portfolio of 6 granted and 13 pending patents and numerous trademarks. However, our portfolio of patents is expected to evolve as new patents are issued and older patents expire and the expiration of patents could have a negative effect on our ability to prevent competitors from duplicating certain or all of our products.

We might not succeed in obtaining patents from any of our pending applications. Even if we are awarded patents, they may not provide any meaningful protection or commercial advantage to us, as they may not be of sufficient scope or strength or may not be issued in all countries where our products can be sold. Patent protection is unavailable for certain aspects of the technology and operational processes that are important to our business. Any patent held by us or to be issued to us, or any of our pending patent applications, could be challenged, invalidated, unenforceable or circumvented. In addition, our competitors may be able to design around our patents. To date, we have relied principally on patent, copyright, trademark and trade secret laws, as well as confidentiality and proprietary information agreements and licensing arrangements, to establish and protect our intellectual property. However, we have not obtained confidentiality and proprietary information agreements from our targeted customers and vendors, and although we have entered into confidentiality and proprietary information agreements with all of our employees, we cannot be certain that these agreements will be honored. Some customers are subject to laws and regulations that require them to disclose information that we would otherwise seek to keep confidential. Policing unauthorized use of our intellectual property is difficult and expensive, as is enforcing our rights against unauthorized use.

The steps that we have taken or may take may not prevent misappropriation of the intellectual property on which we rely. In addition, effective protection may be unavailable or limited in jurisdictions outside the United States, as the intellectual property laws of foreign countries sometimes offer less protection or have onerous filing requirements. From time to time, third parties may infringe our intellectual property rights. Litigation may be necessary to enforce or protect our rights or to determine the validity and scope of the rights of others. Any litigation could be unsuccessful, cause us to incur substantial costs, divert resources away from our daily operations and result in the impairment of our intellectual property. Failure to adequately enforce our rights could cause us to lose rights in our intellectual property and may negatively affect our business.

In addition to patent protection, we rely significantly upon trade secret laws to protect our proprietary technologies. We regularly enter into confidentiality agreements with our key employees, customers, potential customers and other third parties and limit access to and distribution of our trade secrets and other proprietary information. However, these measures may not be adequate to prevent misappropriation of our technologies or to assure that our competitors will not independently develop technologies that are substantially equivalent or superior to our technologies. In addition, the laws of other countries in which we operate may not protect our proprietary rights to the same extent as the laws of the United States. We are also subject to the risk of adverse claims and litigation alleging infringement of intellectual property rights.

Heliogen has identified material weaknesses in its internal control over financial reporting. If Heliogen is unable to remediate these material weaknesses, or if Heliogen identifies additional material weaknesses in the future or otherwise fails to maintain an effective system of internal control over financial reporting, this may result in material misstatements of Heliogen’s consolidated financial statements or cause Heliogen to fail to meet its periodic reporting obligations.

As a public company, Heliogen will be required to provide management’s attestation on internal control over financial reporting at a future date, subject to our status as an emerging growth company under the JOBS Act. Management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that will be applicable after the Business Combination. If Heliogen is not able to implement the additional requirements of Section 404(a) of the Sarbanes-Oxley Act in a timely manner or with adequate compliance, it may not be able to assess whether its internal control over financial reporting is effective, which may subject it to adverse regulatory consequences and could harm investor confidence.

In connection with the preparation and audit of Heliogen’s financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019, material weaknesses were identified in its internal control over financial reporting. These material weaknesses remained with respect to the preparation and review of Heliogen’s condensed consolidated financial statements as of September 30, 2021 and for the nine months ended September 30, 2021. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of Heliogen’s annual or interim financial statements will not be prevented or detected on a timely basis.

Heliogen’s material weaknesses related to Heliogen not designing or maintaining an effective control environment specific to the areas of financial reporting and its close process, including effective review of technical accounting matters, and proper segregation of duties, including separate review and approval of journal entries and access within Heliogen’s accounting system. These material weaknesses resulted in material misstatements that were corrected prior to the completion and issuance of Heliogen’s audited and reviewed financial statements, as applicable.

In order to address these identified material weaknesses, Heliogen has increased resources within its finance organization, including the expansion of its accounting, control and compliance functions (including but not limited to hiring of a Chief Accounting Officer and Director of SEC Reporting) to develop and implement continued improvements and enhancements to address the overall deficiencies that led to the material weaknesses. Further, Heliogen is in the process of implementing a Tier 1 enterprise resource planning (“ERP”) solution and related processes to address the segregation of duty deficiencies, including journal entry review and approval and role-based access management. A third-party advisory firm has been retained by Heliogen to assist in it process development and improvement efforts, including, but not limited to, to provide supplementary technical advisory services, assist in the development of a robust internal control environment, and implementation of its ERP system using best practice design. As such, in order to improve and maintain the effectiveness of its internal controls over financial reporting, Heliogen has expended, and anticipates that Heliogen will continue to expend, significant resources, including accounting-related costs and management oversight.

Heliogen’s management believes these actions will enable Heliogen to address the material weaknesses that were identified in a timely manner and maintain a properly designed and effective environment over internal controls over financial reporting. However, Heliogen’s failure to timely and appropriate remediate these material weaknesses could result in future misstatements of account balances or disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected.

In addition, Heliogen’s independent registered public accounting firm is not required to formally attest to the effectiveness of its internal control over financial reporting until after it is no longer an “emerging growth company” as defined in the JOBS Act. In the event that a management assessment of internal control over financial reporting is required to be included in the Annual Report on Form 10-K for the year ending December 31, 2021, Heliogen does not believe it will be possible to conduct a management assessment of internal control over financial reporting for such period because the business combination will not close earlier than the fourth quarter of 2021. In these circumstances, SEC rules permit Heliogen to exclude a management’s report on internal control over financial reporting from its Annual Report on Form 10-K for such period. As a result, Heliogen does not anticipate including a management assessment or obtaining an independent audit of its internal control over financial reporting until its Annual Report on Form 10-K for the year ending December 31, 2022. At such time, Heliogen’s independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which its internal control over financial reporting is documented, designed or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could adversely affect the business and operating results after the Business Combination and could cause a decline in the price of New Heliogen’s shares.

Opportunities associated with government contracts could lead to increased governmental regulation applicable to us.

Most government contracts are awarded through a regulated competitive bidding process, including the $39 million award that Heliogen is currently negotiating with the U.S. Department of Energy. If we were to be successful in being awarded government contracts, significant costs could be incurred by us before any revenues were realized from these contracts. Government agencies may review a contractor’s performance, cost structure and compliance with applicable laws, regulations and standards. If government agencies determine through these reviews that costs were improperly allocated to specific contracts, they will not reimburse the contractor for those costs or may require the contractor to refund previously reimbursed costs. If government agencies determine that we engaged in improper activity, we may be subject to civil and criminal penalties. Government contracts are also subject to renegotiation of profit and termination by the government prior to the expiration of the term.

Certain of our facilities are or may be located in regions that may be affected by extreme weather conditions and natural disasters.

Our business is headquartered in Southern California and we expect to have multiple facilities in California. Historically, California has been susceptible to natural disasters, such as earthquakes, drought, floods and wildfires. Although we intend to maintain loss insurance where necessary, an earthquake, wildfire or other natural disaster could result in significant damage to our facilities, destruction or disruption of our critical business or information technology systems, recovery costs and interruption to certain of our operations. In addition, a catastrophic event could interrupt operations of our customers and suppliers, which could result in delays or cancellation of customer orders, the loss of customers, and impediments to the manufacture or shipment of products or execution of projects, which could result in loss of business or an increase in expense, both of which may have a material adverse effect on our business. In the specific case of wildfires, an accusation or ultimate determination that our operations were the cause of a wildfire may also have a material adverse effect on our business. Moreover, we expect to have multiple facilities in international markets, which may be subject to similar risks as California.

Computer malware, viruses, ransomware, hacking, phishing attacks and other network disruptions could result in security and privacy breaches, loss of proprietary information and interruption in service, which would harm our business.

Computer malware, viruses, physical or electronic break-ins and similar disruptions could lead to interruption and delays in our services and operations and loss, misuse or theft of data. Computer malware, viruses, ransomware, hacking, phishing attacks or denial of service, against online networks have become more prevalent and may occur on our systems. Any attempts by cyber attackers to disrupt our services or systems, if successful, could harm our business, introduce liability to data subjects, result in the misappropriation of funds, be expensive to remedy and damage our reputation or brand. Insurance may not be sufficient to cover significant expenses and losses related to cyber-attacks. Notwithstanding the security measures we have implemented, such as managed security services, that are designed to detect and protect against cyber-attacks, and any additional measures we may implement or adopt in the future, our facilities and systems, and those of our third-party service providers, could be vulnerable to security breaches, computer viruses, lost or misplaced data, programming errors, scams, burglary, human errors, acts of vandalism, or other events. Efforts to prevent cyber attackers from entering computer systems are expensive to implement, and we may not be able to cause the implementation or enforcement of such preventions with respect to our third-party vendors. Though it is difficult to determine what, if any, harm may directly result from any specific interruption or attack, any failure to maintain performance, reliability, security and availability of systems and technical infrastructure may, in addition to other losses, harm our reputation, brand and ability to attract customers.

There are several factors ranging from human error to data corruption that could materially impact the efficacy of any processes and procedures designed to enable Heliogen to recover from a disaster or catastrophe, including by lengthening the time services are partially or fully unavailable to customers and users. It may be difficult or impossible to perform some or all recovery steps and continue normal business operations due to the nature of a particular cyber-attack, disaster or catastrophe or other disruption, especially during peak periods, which could cause additional reputational damages, or loss of revenues, any of which would adversely affect its business and financial results.

Extreme weather conditions may adversely affect our operations.

We may be impacted by weather extremes, earthquakes, drought, floods, and wildfire, which may cause temporary, short-term anomalies in our operational performance in certain localized geographic regions. Delays and other weather impacts could adversely affect our ability to meet project deadlines and may increase a project’s cost and decrease its profitability.

Risks Relating to Athena and the Business Combination

The Company has no operating history and is subject to a mandatory liquidation and subsequent dissolution requirement. If the Company is unable to consummate a business combination, including the Business Combination, its public stockholders may be forced to wait until after March 16, 2023 (or such later date as may arise if we amend our certificate of incorporation to extend the time that we have to consummate a business combination) before receiving distributions from the Trust Account.

The Company is a development stage blank check company, and as it has no operating history and is subject to a mandatory liquidation and subsequent dissolution requirement. The Company has until March 16, 2023 to complete a business combination, unless we amend our certificate of incorporation to extend the time that we have to consummate a business combination. The Company has no obligation to return funds to investors prior to such date unless (i) it consummates a business combination prior thereto or (ii) it seeks to amend its current amended and restated certificate of corporation prior to consummation of a business combination. Only after the expiration of this full time period will public security holders be entitled to distributions from the Trust Account if the Company is unable to complete a business combination. Accordingly, investors’ funds may be unavailable to them until after such date and to liquidate their investment, public security holders may be forced to sell their public shares or warrants, potentially at a loss. In addition, if the Company fails to complete an initial business combination by March 16, 2023 (or such later date as may arise if we amend our certificate of incorporation to extend the time that we have to consummate a business combination), there will be no Redemption Rights or liquidating distributions with respect to the warrants, which will expire worthless, unless the Company amends its certificate of incorporation to extend its life and certain other agreements it has entered into.

We have no operating or financial history and our results of operations and those of the post-combination company may differ significantly from the unaudited pro forma financial data included in this proxy statement/prospectus.

We are a blank check company and we have no operating history and no revenues. This proxy statement/prospectus includes unaudited pro forma condensed combined financial statements for the post-combination company. The unaudited pro forma condensed combined statement of operations of the post-combination company combines the historical audited results of operations of the Company for the period from December 8, 2020 (inception) through December 31, 2020 and the unaudited nine months ended September 30, 2021, with the historical audited results of operations of Heliogen for the year ended December 31, 2020, and the nine months ended September 30, 2021 and gives pro forma effect to the Business Combination as if it had been consummated on January 1, 2020. The unaudited pro forma condensed combined balance sheet of the post-combination company combines the historical balance sheets of the Company as of September 30, 2021 and of Heliogen as of September 30, 2021 and gives pro forma effect to the Business Combination as if it had been consummated on September 30, 2021.

The unaudited pro forma condensed combined financial statements are presented for illustrative purposes only, are based on certain assumptions, address a hypothetical situation and reflect limited historical financial data. Therefore, the unaudited pro forma condensed combined financial statements are not necessarily indicative of the results of operations and financial position that would have been achieved had the Business Combination and the acquisition of Heliogen been consummated on the date indicated above, or the future consolidated results of operations or financial position of the post-combination company. Accordingly, the post-combination company’s business, assets, cash flows, results of operations and financial condition may differ significantly from those indicated by the unaudited pro forma condensed combined financial statements included in this document. For more information, please see the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”

Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our financial condition and results of operations.

We will be subject to income taxes in the United States and other jurisdictions, and our tax liabilities will be subject to the allocation of expenses in differing jurisdictions. Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:

•        changes in the valuation of our deferred tax assets and liabilities;

•        expected timing and amount of the release of any tax valuation allowances;

•        tax effects of stock-based compensation;

•        costs related to intercompany restructurings;

•        changes in tax laws, regulations or interpretations thereof; or

•        lower than anticipated future earnings in jurisdictions where we have lower statutory tax rates and higher than anticipated future earnings in jurisdictions where we have higher statutory tax rates.

In addition, we may be subject to audits of our income, sales and other transaction taxes by taxing authorities. Outcomes from these audits could have an adverse effect on our financial condition and results of operations.

If we are unable to complete an initial business combination, our public stockholders may receive only approximately $10.00 per share on the liquidation of the Trust Account (or less than $10.00 per share in certain circumstances where a third party brings a claim against us that our Sponsor is unable to indemnify), and our warrants will expire worthless.

If we are unable to complete an initial business combination by the applicable deadline, our public stockholders may receive only approximately $10.00 per share on the liquidation of the Trust Account (or less than $10.00 per share in certain circumstances where a third-party brings a claim against us that our Sponsor is unable to indemnify (as described herein)) and our warrants will expire worthless.

Following the consummation of the Business Combination, our only significant asset will be our ownership interest in Heliogen and such ownership may not be sufficient to pay dividends or make distributions or loans to enable us to pay any dividends on our Common Stock or satisfy our other financial obligations.

Following the consummation of the Business Combination, we will have no direct operations and no significant assets other than our ownership of Heliogen. The Heliogen equity holders, the directors and officers of Heliogen and their respective affiliates will become stockholders of the post-combination company at that time. We will depend on Heliogen for distributions, loans and other payments to generate the funds necessary to meet our financial obligations, including our expenses as a publicly traded company and to pay any dividends with respect to our Common Stock. The financial condition and operating requirements of Heliogen may limit our ability to obtain cash from Heliogen. The earnings from, or other available assets of, Heliogen may not be sufficient to pay dividends or make distributions or loans to enable us to pay any dividends on our Common Stock or satisfy our other financial obligations.

The ability of Heliogen to make distributions, loans and other payments to us for the purposes described above and for any other purpose may be limited by credit agreements to which Heliogen is party from time to time, including existing loans and security agreements described in “Heliogen’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and will be subject to the negative covenants set forth therein. Any loans or other extensions of credit to us from Heliogen will be permitted only to the extent there is an applicable exception to the investment covenants under these credit agreements. Similarly, any dividends, distributions or similar payments to us from Heliogen will be permitted only to the extent there is an applicable exception to the dividends and distributions covenants under these credit agreements.

Because we have no current plans to pay cash dividends on shares of Common Stock for the foreseeable future, you may not receive any return on investment unless you sell your shares of Common Stock for a price greater than that which you paid for it.

We may retain future earnings, if any, for future operations, expansion and debt repayment and have no current plans to pay any cash dividends for the foreseeable future. Any decision to declare and pay dividends as a public company in the future will be made at the discretion of the Company’s Board and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that the Board may deem relevant. In addition, our ability to pay dividends may be limited by covenants of any existing and future outstanding indebtedness we or our subsidiaries incur. As a result, you may not receive any return on an investment in the Company’s Common Stock unless you sell your Common Stock for a price greater than that which you paid for it.

There can be no assurance that New Heliogen Common Stock will be approved for listing on the NYSE or that New Heliogen will be able to comply with the continued listing standards of NYSE.

In connection with the closing of the Business Combination, we intend to list New Heliogen’s Common Stock and warrants on the NYSE under the symbols “HLGN” and “HLGN.WS,” respectively. New Heliogen’s continued eligibility for listing may depend on the number of the Company’s shares that are redeemed. If, after the Business Combination, the NYSE delists New Heliogen’s shares from trading on its exchange for failure to meet the listing standards, New Heliogen and its stockholders could face significant material adverse consequences including:

•        a limited availability of market quotations for New Heliogen’s securities;

•        a determination that New Heliogen Common Stock is a “penny stock” which will require brokers trading in New Heliogen Common Stock to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for shares of New Heliogen Common Stock;

•        a limited amount of analyst coverage; and

•        a decreased ability to issue additional securities or obtain additional financing in the future.

The Company’s independent registered public accounting firm’s report contains an explanatory paragraph that expresses substantial doubt about its ability to continue as a “going concern.”

As of January 31, 2021, the Company had $0 million in cash held in trust. As of December 31, 2020, the Company had a working capital deficit of $17,500. Further, the Company has incurred and expects to continue to incur significant costs in pursuit of its financing and acquisition plans, including the Business Combination Agreement. The Company cannot assure you that its plans to raise capital or to consummate an initial business combination, including the Business Combination Agreement, will be successful. These factors, among others, raise substantial doubt about its ability to continue as a going concern. The financial statements contained elsewhere in this proxy statement/prospectus do not include any adjustments that might result from its inability to consummate the Business Combination or its inability to continue as a going concern.

Subsequent to the consummation of the Business Combination, the post-combination company may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition, results of operations and stock price, which could cause you to lose some or all of your investment.

Although the Company has conducted due diligence on Heliogen, the Company cannot assure you that this diligence revealed all material issues that may be present in Heliogen’s business, that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of the Company’s and Heliogen’s control will not later arise. As a result, the post-combination company may be forced to later write-down or write-off assets, restructure its operations, or incur impairment or other charges that could result in losses. Even if the Company’s due diligence successfully identifies certain risks, unexpected risks may arise, and previously known risks may materialize in a manner not consistent with the Company’s preliminary risk analysis. Even though these charges may be non-cash items and may not have an immediate impact on the post-combination company’s liquidity, the fact that the post-combination company reports charges of this nature could contribute to negative market perceptions about it or its securities. In addition, charges of this nature may cause the post-combination company to be unable to obtain future financing on favorable terms or at all.

Following the consummation of the Business Combination, New Heliogen will incur significant increased expenses and administrative burdens as a public company, which could have an adverse effect on its business, financial condition and results of operations.

Following the consummation of the Business Combination, New Heliogen will face increased legal, accounting, administrative and other costs and expenses as a public company that Heliogen does not incur as a private company. The Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), including the requirements of Section 404, as well as rules and regulations subsequently implemented by the SEC, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and the rules and regulations promulgated and to be promulgated thereunder, Public Company Accounting Oversight Board (the “PCAOB”) and the securities exchanges, impose additional reporting and other obligations on public companies. Compliance with public company requirements will increase costs and make certain activities more time-consuming. A number of those requirements will require New Heliogen to carry out activities Heliogen has not done previously. For example, New Heliogen will create new board committees and adopt new internal controls and disclosure controls and procedures. In addition, expenses associated with SEC reporting requirements will be incurred. Furthermore, if any issues in complying with those requirements are identified (for example, if the auditors identify a material weakness or significant deficiency in the internal control over financial reporting), New Heliogen could incur additional costs rectifying those issues, and the existence of those issues could adversely affect New Heliogen’s reputation or investor perceptions of it. It may also be more expensive to obtain director and officer liability insurance. Risks associated with New Heliogen’s status as a public company may make it more difficult to attract and retain qualified persons to serve on the New Heliogen Board or as executive officers. The additional reporting and other obligations imposed by these rules and regulations will increase legal and financial compliance costs and the costs of related legal, accounting and administrative activities. These increased costs will require New Heliogen to divert a significant amount of money that could otherwise be used to expand the business and achieve strategic objectives. Advocacy efforts by stockholders and third parties may also prompt additional changes in governance and reporting requirements, which could further increase costs.

The Sponsor has agreed to vote in favor of the Business Combination, regardless of how the Company’s public stockholders vote.

Unlike some other blank check companies in which the initial stockholders agree to vote their Founder Shares in accordance with the majority of the votes cast by the public stockholders in connection with an initial business combination, the Sponsor has agreed (i) to vote its shares in favor of any proposed business combination, including the Business Combination, (ii) not to convert its shares in connection with a stockholder vote to approve a proposed initial business combination, and (iii) not to sell any such shares to the Company in a tender offer in connection with any proposed business combination. Our Sponsor has agreed to vote its shares in favor of each of the Business Combination Proposal. As a result, we would need only 7,866,667, or approximately 31.5%, of the 25,000,000 public shares, to be voted in favor of the Business Combination Agreement in order to have the Business Combination approved. Accordingly, it is more likely that the necessary stockholder approval will be received than would be the case if the Sponsor agreed to vote its Founder Shares and Private Placement Shares in accordance with the majority of the votes cast by the Company’s public stockholders.

You may not have the same benefits as an investor in an underwritten public offering.

Like other business combination transactions and spin-offs, in connection with the Business Combination, you will not receive the benefits of the diligence performed by the underwriters in an underwritten public offering. Investors in an underwritten public offering may benefit from the role of the underwriters in such an offering. In an underwritten public offering, an issuer initially sells its securities to the public market via one or more underwriters, who distribute or resell such securities to the public. Underwriters have liability under the U.S. securities laws for material misstatements or omissions in a registration statement pursuant to which an issuer sells securities.

Because the underwriters have a defense to any such liability by, among other things, conducting a reasonable investigation, the underwriters and their counsel conduct a “due diligence” investigation of the issuer. Due diligence entails engaging legal, financial and/or other experts to perform an investigation as to the accuracy of an issuer’s disclosure regarding, among other things, its business and financial results. Auditors of the issuer also will deliver a “comfort” letter with respect to the financial information contained in the registration statement. In making their investment decision, investors in underwritten public offerings have the benefit of such diligence.

In contrast, the Company and Heliogen each have engaged a financial advisor (rather than underwriters) in connection with the Business Combination. The role of a financial advisor typically differs from that of an underwriter. For example, financial advisors do not act as intermediaries in the public sale of securities and therefore do not face the same potential liability under the U.S. securities laws as underwriters. As a result, financial advisors typically do not undertake the same level of, or any, due diligence investigation of the issuer as is typically undertaken by underwriters.

In connection with this proxy statement/prospectus, no parties other than the Company and Heliogen have conducted an investigation of the disclosure contained herein. In addition, as an unaffiliated investor, you will not be afforded the opportunity to perform your own due diligence investigation of, or otherwise obtain information on, Company or Heliogen beyond the information that is contained in this proxy statement/prospectus (or is otherwise publicly available). You therefore may not have the benefit of the same level of review as an investor in an underwritten public offering, who has the benefit of the underwriters’ evaluation and due diligence investigation of the issuer.

The unaudited pro forma condensed combined financial information included in this proxy statement/prospectus may not be indicative of what the Company’s actual financial position or results of operations would have been.

The unaudited pro forma condensed combined financial information in this proxy statement/prospectus is presented solely for illustrative purposes only and is not necessarily indicative of what the Company’s actual financial position or results of operations would have been had the Business Combination completed on the dates indicated. See the section titled “Unaudited Pro Forma Condensed Combined Financial Information” for more information.

The Company has not obtained, and does not expect to obtain, an updated opinion from BTIG reflecting changes in circumstances that may have occurred since the signing of the Business Combination Agreement.

The opinion rendered to the Board by BTIG was provided in connection with, and at the time of, the Board’s evaluation of the Business Combination on July 6, 2021, and subsequently confirmed in writing, and does not speak as of any other date. The BTIG opinion was based on financial forecasts and other information made available to BTIG, and on economic, market and other conditions in effect, as of the date of its opinion, which may have changed, or may change, after the date of such opinion. The Company has not obtained an updated opinion from BTIG as of the date of this proxy statement/prospectus and does not expect to obtain an updated opinion prior to completion of the Business Combination. Changes in the operations and prospects of Heliogen, general market and economic conditions and other factors on which BTIG’s opinion was based, may significantly alter the value of Heliogen by the time the Business Combination is completed. BTIG’s opinion does not speak as of the time the Business Combination will be completed or as of any date other than the date of such opinion. For a description of the opinion issued by BTIG to the Board, please see the section entitled “Proposal No. 1 — The Business Combination Proposal — Opinion of BTIG.”

If third parties bring claims against the Company, the proceeds held in trust could be reduced and the per-share redemption price received by stockholders may be less than $10.00 per share.

The Company’s placing of funds in trust may not protect those funds from third party claims against the Company. Although the Company has sought to have all vendors and service providers the Company engages and prospective target businesses the Company negotiated with execute agreements with the Company waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of the Company’s public stockholders, they may not execute such agreements. Furthermore, even if such entities execute such agreements with the Company, they may seek recourse against the Trust Account. A court may not uphold the validity of such agreements. Accordingly, the proceeds held in trust could be subject to claims which could take priority over those of the Company’s public stockholders. If the Company is unable to complete a business combination and distribute the proceeds held in trust to the Company’s public stockholders, the Sponsor has agreed (subject to certain exceptions described elsewhere in this proxy statement/prospectus) that it will be liable to ensure that the proceeds in the Trust Account are not reduced below $10.00 per share by the claims of target businesses or claims of vendors or other entities that are owed money by the Company for services rendered or contracted for or products sold to the Company. However, it may not be able to meet such obligation. Therefore, the per-share distribution from the Trust Account may be less than $10.00, plus interest, due to such claims.

Additionally, if the Company is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against the Company’s which is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in the Company’s bankruptcy estate and subject to the claims of third parties with priority over the claims of the Company’s stockholders. To the extent any bankruptcy claims deplete the Trust Account, the Company may not be able to return to the Company’s public stockholders at least $10.00. The Sponsor may not have sufficient funds to satisfy its indemnity obligations, as its only assets are securities of the Company. The Company has not asked the Sponsor to reserve for such indemnification obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available for the Company’s initial business combination, including the Business Combination, and redemptions could be reduced to less than $10.00 per public share.

Our directors may decide not to enforce the indemnification obligations of our Sponsor, resulting in a reduction in the amount of funds in the Trust Account available for distribution to our public stockholders.

In the event that the proceeds in the Trust Account are reduced below the lesser of (i) $10.00 per public share and (ii) the actual amount per share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.00 per share due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay taxes, and our Sponsor asserts that it is unable to satisfy its obligations or that it has no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against our Sponsor to enforce its indemnification obligations. While we currently expect that our independent directors would take legal action on our behalf against our Sponsor to enforce its indemnification obligations to us, it is possible that our independent directors in exercising their business judgment and subject to their fiduciary duties may choose not to do so in any particular instance if, for example, the cost of such legal action is deemed by the independent directors to be too high relative to the amount recoverable or if the independent directors determine that a favorable outcome is not likely. If our independent directors choose not to enforce these indemnification obligations, the amount of funds in the Trust Account available for distribution to our public stockholders may be reduced below $10.00 per share.

If, before distributing the proceeds in the Trust Account to our public stockholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of our stockholders and the per-share amount that would otherwise be received by our stockholders in connection with our liquidation may be reduced.

If, before distributing the proceeds in the Trust Account to our public stockholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our stockholders. To the extent any bankruptcy claims deplete the Trust Account, the per-share amount that would otherwise be received by our stockholders in connection with our liquidation may be reduced.

If, after we distribute the proceeds in the Trust Account to our public stockholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, a bankruptcy court may seek to recover such proceeds, and we and our Board may be exposed to claims of punitive damages.

If, after we distribute the proceeds in the Trust Account to our public stockholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by our stockholders. In addition, our Board may be viewed as having breached its fiduciary duty to our creditors and/or having acted in bad faith, thereby exposing itself and us to claims of punitive damages, by paying public stockholders from the Trust Account prior to addressing the claims of creditors.

The Company’s stockholders may be held liable for claims by third parties against the Company to the extent of distributions received by them.

The Company’s certificate of incorporation provides that it will continue in existence only until March 16, 2023, unless we amend our certificate of incorporation to extend the time that we have to consummate a business combination. If the Company has not completed a business combination by such date, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the outstanding public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including any interest earned on the funds held in the Trust Account net of interest that may be used by the Company to pay its franchise and income taxes payable and up to $100,000 for dissolution expenses, divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and our Board, dissolve and liquidate, subject (in the case of (ii) and (iii) above) to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

If the Company is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against the Company which is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by the Company’s stockholders. Furthermore, because Athena intends to distribute the proceeds held in the public shares to the Company’s public stockholders promptly after expiration of the time the Company has to complete an initial business combination, this may be viewed or interpreted as giving preference to the Company’s public stockholders over any potential creditors with respect to access to or distributions from the Company’s assets. Furthermore, our Board may be viewed as having breached their fiduciary duties to the Company’s creditors and/or may have acted in bad faith, and thereby exposing itself and the Company to claims of punitive damages, by paying public stockholders from the Trust Account prior to addressing the claims of creditors. The Company cannot assure you that claims will not be brought against it for these reasons.

Neither the Company nor its stockholders will have the protection of any indemnification, escrow, price adjustment or other provisions that allow for a post-closing adjustment to be made to the total aggregate closing consideration in the event that any of the representations and warranties made by Heliogen in the Business Combination ultimately proves to be inaccurate or incorrect.

The representations and warranties made by Heliogen and the Company to each other in the Business Combination Agreement will not survive the consummation of the Business Combination. As a result, the Company and its stockholders will not have the protection of any indemnification, escrow, price adjustment or other provisions that allow for a post-closing adjustment to be made to the total merger consideration if any representation or warranty made by Heliogen in the Business Combination Agreement proves to be inaccurate or incorrect. Accordingly, to the extent such representations or warranties are incorrect, the Company would have no indemnification claim with respect thereto and its financial condition or results of operations could be adversely affected.

Athena may not have sufficient funds to satisfy indemnification claims of its directors and executive officers.

Athena has agreed to indemnify its officers and directors to the fullest extent permitted by law. However, Athena’s officers and directors have agreed to waive any right, title, interest or claim of any kind in or to any monies in the Trust Account and not to seek recourse against the Trust Account for any reason whatsoever. Accordingly, any indemnification provided will be able to be satisfied by Athena only if (i) Athena has sufficient funds outside of the Trust Account or (ii) Athena consummates an initial business combination. Athena’s obligation to indemnify its officers and directors may discourage stockholders from bringing a lawsuit against its officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against Athena’s officers and directors, even though such an action, if successful, might otherwise benefit Athena and its stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent Athena pays the costs of settlement and damage awards against its officers and directors pursuant to these indemnification provisions.

If the Company does not file and maintain a current and effective prospectus relating to the Common Stock issuable upon exercise of the warrants, holders will only be able to exercise such warrants on a “cashless basis.”

If the Company does not file and maintain a current and effective prospectus relating to the Common Stock issuable upon exercise of the warrants at the time that holders wish to exercise such warrants, they will only be able to exercise them on a “cashless basis” provided that an exemption from registration is available. As a result, the number of shares of Common Stock that holders will receive upon exercise of the warrants will be fewer than it would have been had such holder exercised its warrant for cash. Further, if an exemption from registration is not available, holders would not be able to exercise on a cashless basis and would only be able to exercise their warrants for cash if a current and effective prospectus relating to the Common Stock issuable upon exercise of the warrants is available. Under the terms of the warrant agreement, the Company has agreed to use its best efforts to meet these conditions and to file and maintain a current and effective prospectus relating to the Common Stock issuable upon exercise of the warrants until the expiration of the warrants. However, the Company cannot assure you that it will be able to do so. If the Company is unable to do so, the potential “upside” of the holder’s investment in the Company may be reduced or the warrants may expire worthless.

Even if the Company consummates the Business Combination, there is no guarantee that the warrants will ever be in the money, and they may expire worthless and the terms of warrants may be amended.

The exercise price for the warrants is $11.50 per share of Common Stock. There is no guarantee that the public warrants will ever be in the money prior to their expiration, and as such, the warrants may expire worthless.

In addition, the Company’s warrants were issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and the Company. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least a majority of the then outstanding public warrants to make any other change. Accordingly, the Company may amend the terms of the warrants in a manner adverse to a holder if holders of at least a majority of the then outstanding public warrants approve of such amendment. Although the Company’s ability to amend the terms of the warrants with the consent of at least a majority of the then outstanding public warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the warrants, shorten the exercise period or decrease the number of shares and their respective affiliates and associates have of Common Stock purchasable upon exercise of a warrant.

The exercise price for our public warrants is higher than in many similar blank check company offerings in the past, and, accordingly, the public warrants are more likely to expire worthless.

The exercise price of our public warrants is higher than is typical with many similar blank check companies in the past. Historically, with regard to units offered by blank check companies, the exercise price of a public warrant was generally a fraction of the purchase price of the units in the initial public offering. The exercise price for our public warrants is $11.50 per share, subject to adjustment as provided herein. As a result, the public warrants are less likely to ever be in the money and more likely to expire worthless.

Warrants will become exercisable for our Common Stock, which would increase the number of shares eligible for future resale in the public market and result in dilution to our stockholders.

If the Business Combination is completed, outstanding warrants to purchase an aggregate of 8,566,666 shares of Athena common stock will become exercisable in accordance with the terms of the warrant agreement governing those securities. These warrants will become exercisable on the later of the date that is (i) 30 days after the completion of the Business Combination and (ii) 12 months from the closing of Athena’s IPO (or March 16, 2022). The exercise price of these warrants will be $11.50 per share, or approximately $98.52 million in the aggregate for all shares underlying these warrants, assuming none of the warrants are exercised through “cashless” exercise. In addition, Athena may issue additional Private Placement Warrants to the Sponsor to satisfy outstanding working capital loans owed to the Sponsor by Athena, although currently no such loans are outstanding. The Sponsor has the right to elect to receive cash or warrants (valued at $10.00 per warrant) to satisfy such loans up to a maximum of one million warrants. To the extent such warrants are exercised, additional shares of New Heliogen common stock will be issued, which will result in dilution to the holders of New Heliogen common stock and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such warrants may be exercised could adversely affect the market price of New Heliogen common stock. However, there is no guarantee that the public warrants will ever be in the money prior to their expiration, and as such, the warrants may expire worthless.

Stockholders may not know immediately after the Special Meeting whether we have satisfied the closing condition that Athena has an aggregate amount of cash and cash equivalents available from any sources of not less than $150,000,000.

If we receive valid redemption requests from holders of public shares prior to the redemption deadline, we may, at our sole discretion, following the redemption deadline and until the Closing Date, seek and permit withdrawals by one or more of such holders of their redemption requests. We may select which holders to seek such withdrawals of redemption requests from based on any factors we may deem relevant, and the purpose of seeking such withdrawals may be to increase the funds held in the trust account, including where we otherwise would not satisfy the closing condition that the amount of cash or cash equivalents that we have from any source equals or exceeds $150,000,000, including the cash available to Athena from the Trust Account (after any redemptions by the Athena stockholders and the payment of any deferred underwriting expenses of Athena not related to the Business Combination) and the proceeds from the PIPE Investment. This process could take a number of days, and there may be a period of time after the special meeting and before the Closing when stockholders do not know whether we have satisfied this closing condition.

The Company has no obligation to net cash settle the warrants.

In no event will the Company have any obligation to net cash settle the warrants. Furthermore, there are no contractual penalties for failure to deliver securities to the holders of warrants upon consummation of an initial business combination, including the Business Combination, or exercise of the warrants. Accordingly, the Warrants may expire worthless.

The Company’s ability to successfully effect the Business Combination and to be successful thereafter will be totally dependent upon the efforts of its key personnel, including Heliogen’s key personnel, all of whom are expected to join the Company following the Business Combination. While the Company intends to closely scrutinize any individuals it engages after the Business Combination, it cannot assure you that its assessment of these individuals will prove to be correct.

The Company’s ability to successfully effect the Business Combination is dependent upon the efforts of key personnel of New Heliogen. Although the Company expects all of Heliogen’s key personnel to remain with the post-combination company following the Business Combination, it is possible that the post-combination company will lose some key personnel, the loss of which could negatively impact the operations and profitability of the post-combination company. While the post-combination company intends to closely scrutinize any individuals it engages after the Business Combination, it cannot assure you that its assessment of these individuals will prove to be correct. These individuals may be unfamiliar with the requirements of operating a public company which could cause the post-combination company to have to expend time and resources helping them become familiar with such requirements. This could be expensive and time-consuming and could lead to various regulatory issues which may adversely affect its operations.

The Company and Heliogen will be subject to business uncertainties and contractual restrictions while the Business Combination are pending.

Uncertainty about the effect of the Business Combination on employees and third parties may have an adverse effect on the Company and Heliogen. These uncertainties may impair our or Heliogen’s ability to retain and motivate key personnel and could cause third parties that deal with any of us or them to defer entering into contracts or making other decisions or seek to change existing business relationships. If key employees depart because of uncertainty about their future roles and the potential complexities of the Business Combination, our or Heliogen’s business could be harmed.

We may waive one or more of the conditions to the Business Combination.

We may agree to waive, in whole or in part, one or more of the conditions to our obligations to complete the Business Combination, to the extent permitted by our current amended and restated certificate of incorporation and bylaws and applicable laws. We may not waive the condition that our stockholders approve the Business Combination. Please see the section entitled “Proposal No. 1 — Approval of the Business Combination — The Business Combination Agreement - Conditions to Closing of the Business Combination” for additional information.

The exercise of discretion by our directors and officers in agreeing to changes to the terms of or waivers of closing conditions in the Business Combination Agreement may result in a conflict of interest when determining whether such changes to the terms of the Business Combination Agreement or waivers of conditions are appropriate and in the best interests of our stockholders.

In the period leading up to the Closing, other events may occur that, pursuant to the Business Combination Agreement, would require the Company to agree to amend the Business Combination Agreement to consent to certain actions or to waive rights that we are entitled to under those agreements. Such events could arise because of changes in the course of Heliogen’s business, a request by Heliogen to undertake actions that would otherwise be prohibited by the terms of the Business Combination Agreement or the occurrence of other events that would have a material adverse effect on Heliogen’s business and would entitle the Company to terminate the Business Combination Agreement, as applicable. In any of such circumstances, it would be in the discretion of the Company, acting through the Board, to grant its consent or waive its rights. The existence of the financial and personal interests of the directors described elsewhere in this proxy statement/prospectus may result in a conflict of interest on the part of one or more of the directors between what he or she may believe is best for the Company and our stockholders and what he or she may believe is best for himself or herself or his or her affiliates in determining whether or not to take the requested action. As of the date of this proxy statement/prospectus, we do not believe there will be any changes or waivers that our directors and officers would be likely to make after stockholder approval of the Business Combination has been obtained. While certain changes could be made without further stockholder approval, if there is a change to the terms of the Business Combination that would have a material impact on the stockholders, we will be required to circulate a new or amended proxy statement or supplement thereto and resolicit the vote of our stockholders with respect to the Business Combination Proposal.

We and Heliogen will incur significant transaction and transition costs in connection with the Business Combination.

We and Heliogen have both incurred and expect to incur significant, non-recurring costs in connection with consummating the Business Combination and operating as a public company following the consummation of the Business Combination. We and Heliogen may also incur additional costs to retain key employees. All expenses incurred in connection with the Business Combination Agreement and the transactions contemplated thereby (including the Business Combination), including all legal, accounting, consulting, investment banking and other fees, expenses and costs, will be for the account of the party incurring such fees, expenses and costs or paid by the Company following the Closing.

The aggregate transaction expenses as a result of the Business Combination are expected to be approximately $30 million. The per-share amount we will distribute to stockholders who properly exercise their redemption rights will not be reduced by the transaction expenses and after such redemptions, the per-share value of shares held by non-redeeming stockholders will reflect our obligation to pay the transaction expenses.

Our Sponsor, certain members of our Board and our officers have interests in the Business Combination that are different from or are in addition to other stockholders in recommending that stockholders vote in favor of approval of the Business Combination Proposal and approval of the other proposals described in this proxy statement/prospectus.

When considering our Board’s recommendation that our stockholders vote in favor of the approval of the Business Combination Proposal, our stockholders should be aware that the directors and officers of the Company have interests in the Business Combination that may be different from, or in addition to, the interests of our stockholders. These interests include:

•        the fact the Sponsor waived the anti-dilution rights of its Founder Shares under its organizational documents, in consideration for which the Sponsor will be issued 510,000 shares of Class A Common Stock at the closing of the Business Combination, which at $10.00 per share (the same value used for the shares of Athena Common Stock to be issued as the merger consideration and in the PIPE Investment) will be valued at $5.1 million;

•        the fact that our Sponsor has agreed not to redeem any of the Founder Shares in connection with a stockholder vote to approve the Business Combination, as provided in the Letter Agreement;

•        the fact that our Sponsor has agreed to waive its right to liquidating distributions from the Trust Account with respect to its Founder Shares if we fail to complete an initial business combination by the applicable deadline;

•        if the Trust Account is liquidated, including in the event we are unable to complete an initial business combination within the required time period, our Sponsor has agreed to indemnify us to ensure that the proceeds in the Trust Account are not reduced below $10.00 per public share, or such lesser per public share amount as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which we have entered into an acquisition agreement or claims of any third party (other than our independent public accountants) for services rendered or products sold to us, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account;

•        the continued indemnification of our existing directors and officers and the continuation of our directors’ and officers’ liability insurance after the Business Combination;

•        the fact that Phyllis Newhouse will remain a board member of New Heliogen after the Business Combination and shall be entitled to receive compensation for serving on the board of directors of New Heliogen after the Business Combination;

•        the fact that Cohen & Company Capital Markets, a division of J.V.B. Financial Group, LLC, served as a capital markets advisor to the Company in connection with the Business Combination in consideration for the reimbursement of expenses incurred in connection with its services and the agreement by Athena to indemnify CCM for certain liabilities arising out of the engagement, and is an affiliate of a passive member of Athena’s Sponsor;

•        the fact that two of Heliogen’s existing equity holders entered into Subscription Agreements to acquire shares of Common Stock in the PIPE Investment;

•        the fact that our Sponsor, officers and directors will lose their entire investment in us if an initial business combination is not consummated by the applicable deadline. Prior to the Company’s initial public offering, our Sponsor purchased an aggregate of 9,816,667 Founder Shares for an aggregate purchase price of $25,000, or approximately $0.003 per share (as compared to the $10.00 per share price being used to determine the number of shares of Common Stock being issued to the Heliogen equity holders in the Business Combination or at which the PIPE Investors have agreed to purchase Common Stock). On May 3, 2021, the Sponsor forfeited 1,250,000 Founder Shares when the over-allotment option granted to the underwriters in the Company’s initial public offering expired unexercised, which resulted in the Sponsor holding 8,566,667 Founder Shares. Additionally, the Sponsor purchased from the Company an aggregate of 700,000 Private Placement Units at a price of $10.00 per unit simultaneously with the consummation of the Company’s initial public offering for an aggregate purchase price of $7.0 million. The 8,566,667 Founder Shares owned by the Sponsor would have had an aggregate market value of approximately $85.6 million based upon the closing price of $9.99 per public share on the NYSE on November 18, 2021, the most recent practicable date prior to the date of this proxy statement/prospectus. The 700,000 Private Placement Units held by the Sponsor would have had an aggregate market value of approximately $7.48 million based upon the closing price of $10.69 per public unit on the NYSE on November 17, 2021, the most recent practicable date prior to the date of this proxy statement/prospectus. Additionally, the Sponsor, officers and directors do not currently have any unreimbursed out-of-pocket expenses in connection with the Business Combination; and

•        the fact that, based on the difference in the purchase price of approximately $0.003 per share that the Sponsor paid for the Founder Shares, as compared to the purchase price of $10.00 per unit sold in the Company’s initial public offering, the Sponsor may earn a positive rate of return on their investment even if the share price of New Heliogen Common Stock falls significantly below the per share value implied in the Business Combination of $10.00 per share and the public stockholders of the Company experience a negative rate of return.

Our Sponsor and our independent directors hold a significant number of shares of our Common Stock. They will lose their entire investment in us if a business combination is not completed.

Our Sponsor holds in the aggregate 9,266,667 Founder Shares and Private Placement Units, representing approximately 27% of the total shares outstanding as of the date of this proxy statement/prospectus. The Founder Shares will be worthless if we do not complete a business combination by the applicable deadline.

The Founder Shares are identical to the shares of Common Stock included in the public units, except that: (i) the Founder Shares are subject to certain transfer restrictions; (ii) our Sponsor, officers and directors have entered into a letter agreement with us, pursuant to which they have agreed: (a) to waive their redemption rights with respect to their shares of Common Stock in connection with the completion of our Business Combination; (b) to waive their redemption rights with respect to their shares of Common Stock in connection with a stockholder vote to approve an amendment to our current amended and restated certificate of incorporation to modify the substance or timing of our obligation to redeem 100% of our public shares if we do not complete our initial business combination within 18 months from the closing of the IPO or to provide for redemption in connection with a business combination; and (c) to waive their rights to liquidating distributions from the Trust Account with respect to their Initial Stockholder Shares if we fail to complete our initial business combination by the applicable deadline (although they will be entitled to liquidating distributions from the Trust Account with respect to any public shares they hold if we fail to complete our initial business combination by the applicable deadline.

The personal and financial interests of our officers and directors may have influenced their motivation in identifying and selecting Heliogen, completing a business combination with Heliogen and may influence their operation of the post-combination company following the Business Combination. This risk may become more acute as the deadline of the applicable deadline for completing an initial business combination nears.

Our Sponsor, directors or officers or their affiliates may elect to purchase shares or warrants from public stockholders, which may influence a vote on a proposed Business Combination and the other proposals described in this proxy statement/prospectus and reduce the public “float” of our Common Stock.

Our Sponsor, directors or officers or their affiliates may purchase shares in privately negotiated transactions or in the open market either prior to or following the completion of our Business Combination, although they are under no obligation to do so. Such a purchase may include a contractual acknowledgement that such stockholder, although still the record holder of our shares is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that our Sponsor, directors, officers or their affiliates purchase shares in privately negotiated transactions from public stockholders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their shares. The purpose of such purchases could be to vote such shares in favor of the Business Combination and thereby increase the likelihood of obtaining stockholder approval of the Business Combination or to satisfy closing conditions in the Business Combination Agreement regarding required amounts of cash or cash equivalents that we have from any source equal or exceeds certain thresholds where it appears that such requirements would otherwise not be met. The purpose of any such purchases of public warrants could be to reduce the number of public warrants outstanding or to vote such warrants on any matters submitted to the warrant holders for approval in connection with our initial business combination. This may result in the completion of our Business Combination that may not otherwise have been possible. Any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchasers are subject to such reporting requirements.

In addition, if such purchases are made, the public “float” of our Common Stock and the number of beneficial holders of our securities may be reduced, possibly making it difficult to obtain or maintain the quotation, listing or trading of our securities on the NYSE or another national securities exchange or reducing the liquidity of the trading market for our Common Stock.

Stockholders of the post-combination company may not be able to enforce judgments entered by United States courts against certain of our officers and directors.

We are incorporated in the State of Delaware. However, following the Business Combination, some of our directors and executive officers may reside outside of the U.S. As a result, stockholders of the post-combination company may not be able to effect service of process upon those persons within the U.S. or enforce against those persons judgments obtained in U.S. courts.

A market for the Company’s securities may not continue, which would adversely affect the liquidity and price of its securities.

Following the Business Combination, the price of the post-combination company’s securities may fluctuate significantly due to the market’s reaction to the Business Combination and general market and economic conditions. An active trading market for the Company’s securities following the Business Combination may never develop or, if developed, it may not be sustained. In addition, the price of the post-combination company’s securities after the Business Combination can vary due to general economic conditions and forecasts, the post-combination company’s general business condition and the release of the post-combination company’s financial reports. Additionally, if the post-combination company’s securities are not listed on, or become delisted from, the NYSE for any reason, and are quoted on the OTC Bulletin Board (an inter-dealer automated quotation system for equity securities that is not a national securities exchange) or the post-combination company’s securities are not listed on the NYSE and are quoted on the OTC Bulletin Board, the liquidity and price of the post-combination company’s securities may be more limited than if the post-combination company’s securities were quoted or listed on the NYSE or another national securities exchange. You may be unable to sell your securities unless a market can be established or sustained.

The ability to execute the post-combination company’s strategic plan could be negatively impacted to the extent a significant number of stockholders choose to redeem their shares in connection with the Business Combination.

Depending upon the aggregate amount of cash consideration the Company would be required to pay for all shares of Common Stock that are validly submitted for redemption, the post-combination company may be required to increase the financial leverage the post-combination company’s business would have to support. This may negatively impact its ability to execute on its own future strategic plan and its financial viability.

If the post-combination company fails to introduce or acquire new products or services that achieve broad market acceptance on a timely basis, or if its products or services are not adopted as expected, New Heliogen will not be able to compete effectively.

The post-combination company will operate in a highly competitive, quickly changing environment, and New Heliogen’s future success depends on its ability to develop or acquire and introduce new products and services that achieve broad market acceptance. The post-combination company’s ability to successfully introduce and market new products is unproven. Because the post-combination company will have a limited operating history and the market for its products, including newly acquired or developed products, is rapidly evolving, it is difficult to predict New Heliogen’s operating results, particularly with respect to any new products that it may introduce. The post-combination company’s future success will depend in large part upon its ability to identify demand trends in the market in which it will operate and quickly develop or acquire, and design, manufacture and sell, products and services that satisfy these demands in a cost-effective manner.

In order to differentiate the post-combination company’s products and services from competitors’ products, the post-combination company will need to increase focus and capital investment in research and development, including software development. If any products currently sold by, and services offered by, Heliogen do not continue, or if the post-combination company’s new products or services fail to achieve widespread market acceptance, or if we are unsuccessful in capitalizing on opportunities in the market in which the post-combination company will operate, the post-combination company’s future growth may be slowed and its business, results of operations and financial condition could be materially adversely affected. Successfully predicting demand trends is difficult, and it is very difficult to predict the effect that introducing a new product or service will have on existing product or service sales. It is possible that the post-combination company may not be successful with its new products and services, and as a result the post-combination company’s future growth may be slowed and its business, results of operations and financial condition could be materially adversely affected. Also, the post-combination company’s may not be able to respond effectively to new product or service announcements by competitors by quickly introducing competitive products and services.

In addition, the post-combination company may acquire companies and technologies in the future. In these circumstances, New Heliogen may not be able to successfully manage integration of the new product and service lines with New Heliogen’s existing suite of products and services. If the post-combination company is unable to effectively and successfully further develop these new product and service lines, the post-combination company may not be able to increase or maintain sales (as compared to sales of Heliogen on a standalone basis), and the post-combination company’s gross margin (as compared to sales of Heliogen on a standalone basis) may be adversely affected.

Furthermore, the success of the post-combination company’s new products will depend on several factors, including, but not limited to, market demand costs, timely completion and introduction of these products, prompt resolution of any defects or bugs in these products, the post-combination company’s ability to support these products, differentiation of new products from those of the post-combination company’s competitors, market acceptance of these products, delays and quality issues in releasing new products and services. The occurrence of one or more of the foregoing factors may result in lower quarterly revenue than expected, and the post-combination company may in the future experience product or service introductions that fall short of its projected rates of market adoption.

If the post-combination company’s products and services fail to achieve and sustain sufficient market acceptance, New Heliogen’s revenue will be adversely affected.

The post-combination company’s success will depend on its ability to develop and market products and services that are recognized and accepted as reliable, enabling and cost-effective. Some potential customers of New Heliogen may already use products or services similar to what Heliogen currently offers and similar to what the post-combination company may offer in the future and may be reluctant to replace those products or services with what Heliogen currently offers or which New Heliogen may offer in the future. Market acceptance of the post-combination company’s products, services and technology will depend on many factors, including the post-combination company’s ability to convince potential customers that the post-combination company’s products, services and technology are an attractive alternative to existing products, services and technology. Prior to adopting the post-combination company’s products, services and technology, some potential customers may need to devote time and effort to testing and validating the post-combination company’s systems. Any failure of the post-combination company’s systems to meet these customer benchmarks could result in potential customers choosing to retain their existing systems or to purchase systems other than New Heliogen’s.

If the Business Combination’s benefits do not meet the expectations of investors, stockholders or financial analysts, the market price of the Company’s securities may decline.

If the benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of the Company’s securities prior to the Closing may decline. The market values of the Company’s securities at the time of the Business Combination may vary significantly from their prices on the date the Business Combination were executed, the date of this proxy statement/prospectus, or the date on which the Company’s stockholders vote on the Business Combination.

In addition, following the Business Combination, fluctuations in the price of the Company’s securities could contribute to the loss of all or part of your investment. Prior to the Business Combination, there has not been a public market for Heliogen’s stock and trading in the shares of Company Common Stock has not been active. Accordingly, the valuation ascribed to Heliogen and Company Common Stock in the Business Combination may not be indicative of the price that will prevail in the trading market following the Business Combination. If an active market for the Company’s securities develops and continues, the trading price of the Company’s securities following the Business Combination could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond the Company’s control. Any of the factors listed below could have a material adverse effect on your investment in the Company’s securities and the Company’s securities may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of the Company’s securities may not recover and may experience a further decline.

Factors affecting the trading price of the Company’s securities following the Business Combination may include:

•        actual or anticipated fluctuations in the post-combination company’s quarterly financial results or the quarterly financial results of companies perceived to be similar to the post-combination company;

•        changes in the market’s expectations about the post-combination company’s operating results;

•        success of competitors;

•        the post-combination company’s operating results failing to meet the expectation of securities analysts or investors in a particular period;

•        changes in financial estimates and recommendations by securities analysts concerning the post-combination company or the market in general;

•        operating and stock price performance of other companies that investors deem comparable to the post-combination company’s;

•        the post-combination company’s ability to market new and enhanced services and products on a timely basis;

•        changes in laws and regulations affecting the post-combination company’s business;

•        commencement of, or involvement in, litigation involving the Company;

•        changes in the post-combination company’s capital structure, such as future issuances of securities or the incurrence of additional debt;

•        the volume of shares of the post-combination company’s securities available for public sale;

•        any major change in the board or management;

•        sales of substantial amounts of Common Stock by the post-combination company’s directors, executive officers or significant stockholders or the perception that such sales could occur; and

•        general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations and acts of war or terrorism.

Broad market and industry factors may materially harm the market price of the Company’s securities irrespective of its operating performance. The stock market in general and the NYSE have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of the Company’s securities, may not be predictable. A loss of investor confidence in the market for retail stocks or the stocks of other companies which investors perceive to be similar to the Company could depress the Company’s stock price regardless of the Company’s business, prospects, financial condition or results of operations. A decline in the market price of the Company’s securities also could adversely affect the Company’s ability to issue additional securities and the Company’s ability to obtain additional financing in the future.

Following the Business Combination, if securities or industry analysts do not publish or cease publishing research or reports about the Company, its business, or its market, or if they change their recommendations regarding the Company’s securities adversely, the price and trading volume of the Company’s securities could decline.

The trading market for the post-combination company’s securities will be influenced by the research and reports that industry or securities analysts may publish about the post-combination company, its business, its market, or its competitors. Securities and industry analysts do not currently, and may never, publish research on the post-combination company. If no securities or industry analysts commence coverage of the post-combination company, the post-combination company’s stock price and trading volume would likely be negatively impacted. If any of the analysts who may cover the post-combination company, change their recommendation regarding the post-combination company’s stock adversely, or provide more favorable relative recommendations about the post-combination company’s competitors, the price of the post-combination company’s securities would likely decline. If any analyst who may cover the post-combination company were to cease coverage of the post-combination company or fail to regularly publish reports on it, the post-combination company could lose visibility in the financial markets, which could cause its stock price or trading volume to decline.

The future sales of shares by existing stockholders may adversely affect the market price of the Company’s Common Stock.

Sales of a substantial number of shares of the Company’s Common Stock in the public market could occur at any time. If the Company’s stockholders sell, or the market perceives that the Company’s stockholders intend to sell, substantial amounts of the Company’s Common Stock in the public market, the market price of the Company’s Common Stock could decline.

Our public stockholders will experience dilution as a consequence of, among other transactions, the issuance of Common Stock as consideration in the Business Combination. Having a minority share position may reduce the influence that our current stockholders have on the management of the post-combination company.

The issuance of the Common Stock in the Business Combination will dilute the equity interest of our existing stockholders and may adversely affect prevailing market prices for our public shares and/or public warrants.

It is anticipated that, upon completion of the Business Combination, assuming no redemptions: (i) Athena’s public stockholders will retain an ownership interest of approximately 12.2% in Heliogen (not including shares beneficially owned by our Sponsor); (ii) the PIPE Investors, excluding amounts purchased by existing Heliogen equity holders, will own approximately 7.4% of New Heliogen (such that public stockholders, including the unaffiliated PIPE Investors, will own approximately 19.6% of the post-combination company); (iii) our Sponsor will own approximately 4.8% of New Heliogen; and (iv) the former Heliogen equity holders will own approximately 75.6% of New Heliogen. The ownership percentage with respect to Heliogen following the Business Combinations does not take into account (i) warrants to purchase Common Stock that will remain outstanding immediately following the Business Combination and (ii) the issuance of any shares upon completion of the Business Combination under the Heliogen Incentive Plan or the Heliogen ESPP, copies of which are attached to this proxy statement/prospectus as Annex H and Annex I, respectively. If the actual facts are different than these assumptions, the percentage ownership retained by the Company’s existing stockholders in the post-combination company will be different. For more information, please see the sections entitled “Summary of the Proxy Statement/Prospectus — Impact of the Business Combination on the Company’s Public Float,” “Unaudited Pro Forma Condensed Combined Financial Information,” “Proposal No. 4 — The Incentive Plan Proposal” and “Proposal No. 5 — The Employee Stock Purchase Plan Proposal.”

The NYSE may not list our securities on its exchange, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

In connection with the Business Combination, in order to obtain the listing of the post-combination company’s securities on the NYSE, we will be required to demonstrate compliance with the NYSE’s initial listing requirements, which are more rigorous than the NYSE’s continued listing requirements. We will seek to have the post-combination company’s securities listed on the NYSE upon consummation of the Business Combination. We cannot assure you that we will be able to meet all initial listing requirements. Even if the post-combination company’s securities are listed on the NYSE, we may be unable to maintain the listing of its securities in the future.

If we fail to meet the initial listing requirements and the NYSE does not list the post-combination company’s securities on its exchange, Heliogen would not be required to consummate the Business Combination. In the event that Heliogen elected to waive this condition, and the Business Combination was consummated without the post-combination company’s securities being listed on the NYSE or on another national securities exchange, we could face significant material adverse consequences, including:

•        a limited availability of market quotations for our securities;

•        reduced liquidity for our securities;

•        a determination that our Common Stock is a “penny stock” which will require brokers trading in our Common Stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities;

•        a limited amount of news and analyst coverage; and

•        a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” If the post-combination company’s securities were not listed on the NYSE, such securities would not qualify as covered securities and we would be subject to regulation in each state in which we offer our securities because states are not preempted from regulating the sale of securities that are not covered securities. Although the states are preempted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. While we are not aware of a state, other than the State of Idaho, having used these powers to prohibit or restrict the sale of securities issued by blank check companies, certain state securities regulators view blank check companies unfavorably and might use these powers, or threaten to use these powers, to hinder the sale of securities of blank check companies in their states.

Resales of the shares of Common Stock included in the stock consideration could depress the market price of our Common Stock.

On a pro forma basis, we will have approximately 205.7 million shares of Common Stock outstanding immediately following the Business Combination, assuming no redemptions, and there may be a large number of shares of Common Stock sold in the market following the completion of the Business Combination or shortly thereafter. The shares held by the Company’s public stockholders are freely tradable. In addition, the Company will be obligated to register the resale of shares of Common Stock issued as merger consideration, which shares will become available for resale following the expiration of any applicable lockup period. We also expect that Rule 144 will become available for the resale of shares of our Common Stock that are not registered for resale once one year has elapsed from the date that we file the Current Report on Form 8-K following the Closing that includes the required Form 10 information that reflects we are no longer a shell company. Such sales of shares of Common Stock or the perception of such sales may depress the market price of our Common Stock.

The post-combination company may redeem the unexpired warrants prior to their exercise at a time that is disadvantageous to warrant holders, thereby making their warrants worthless.

The post-combination company has the ability to redeem outstanding warrants at any time after they become exercisable and prior to their expiration, at a price of $0.10 per warrant, provided that the last reported sales price of the Common Stock equals or exceeds $18.00 per share for any 20 trading days within a 30 trading-day period ending on the third trading day prior to the date the post-combination company sends the notice of redemption to the warrant holders. If and when the warrants become redeemable by the post-combination company, the post-combination company may exercise its redemption right even if the post-combination company is unable to register or qualify the underlying securities for sale under all applicable state securities laws. Additionally, ninety (90) days after the warrants become exercisable, the Company may redeem all (but not less than all) of the outstanding warrants at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption (during which time the holders may exercise their warrants prior to redemption for the number of shares set forth in the table under the section captioned “Description of Securities — Warrants — Redemption of Warrants — Redemption of Warrants for Common Stock”) if the following conditions are satisfied: (i) the last reported sale prices of the New Heliogen Common Stock equals or exceeds $10.00 (as may be adjusted for stock splits, stock dividends, reorganizations, recapitalizations or the like) on the trading day prior to the date of the notice; (ii) the private placement warrants are also concurrently exchanged at the same price as the outstanding public warrants; and (iii) there is an effective registration statement covering the issuance of the shares of New Heliogen Common Stock issuable upon exercise of the warrants and a current prospectus relating thereto available throughout the 30-day period after written notice of redemption is given. In either case, redemption of the outstanding warrants could force you (i) to exercise your warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (ii) to sell your warrants at the then-current market price when you might otherwise wish to hold your warrants or (iii) to accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, is likely to be substantially less than the market value of your warrants. None of the Private Placement Warrants and warrants underlying the units issuable upon conversion of working capital loan will be redeemable by the post-combination company so long as they are held by their initial purchasers or their permitted transferees.

Anti-takeover provisions contained in the proposed Second Amended and Restated Certificate of Incorporation as well as provisions of Delaware law, could impair a takeover attempt.

The proposed Second Amended and Restated Certificate of Incorporation will contain provisions that may discourage unsolicited takeover proposals that stockholders may consider to be in their best interests. The post-combination company is also subject to anti-takeover provisions under Delaware law, which could delay or prevent a change of control. Together these provisions may make more difficult the removal of management and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for the post-combination company’s securities. These provisions will include:

•        no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

•        a classified board of directors with three-year staggered terms, which could delay the ability of stockholders to change the membership of a majority of the board of New Heliogen;

•        the right of our Board to elect a director to fill a vacancy created by the expansion of our Board or the resignation, death or removal of a director in certain circumstances, which prevents stockholders from being able to fill vacancies on our Board;

•        a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders; and

•        the requirement that a meeting of stockholders may only be called by members of our Board or the stockholders holding a majority of our shares, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors.

These provisions, alone or together, could delay hostile takeovers and changes in control of New Heliogen or changes in the New Heliogen Board and New Heliogen’s management.

As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the DGCL, which prevents some stockholders holding more than 15% of our outstanding Common Stock from engaging in certain business combinations without approval of the holders of substantially all of New Heliogen Common Stock. Any provision of Amended and Restated Certificate of Incorporation or bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our Common Stock and could also affect the price that some investors are willing to pay for our Common Stock.

The JOBS Act permits “emerging growth companies” like us to take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies.

We currently qualify as an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act, as modified by the JOBS Act. As such, we take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies for as long as we continue to be an emerging growth company, including: (i) the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404 of SOX; (ii) the exemptions from say-on-pay, say-on-frequency and say-on-golden parachute voting requirements; and (iii) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. As a result, our stockholders may not have access to certain information they deem important. We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year: (a) following March 16, 2026, the fifth anniversary of our IPO; (b) in which we have total annual gross revenue of at least $1.07 billion; or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Common Stock that is held by non-affiliates exceeds $700,000,000 as of the prior June 30th, and (ii) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the exemption from complying with new or revised accounting standards provided in Section 7(a)(2)(B) of the Securities Act as long as we are an emerging growth company. An emerging growth company can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies, but any such election to opt out is irrevocable. We have elected to avail ourselves of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

We cannot predict if investors will find our Common Stock less attractive because we rely on these exemptions. If some investors find our Common Stock less attractive as a result, there may be a less active trading market for our Common Stock and our stock price may be more volatile.

Our internal controls over financial reporting may not be effective and our independent registered public accounting firm may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business and reputation.

As a public company, we are required to comply with the SEC’s rules implementing Sections 302 and 404 of SOX, which require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of internal control over financial reporting. To comply with the requirements of being a public company, the post-combination company will be required to provide management’s assessment on internal controls commencing with the annual report for fiscal year ended December 31, 2022, and we may need to undertake various actions, such as implementing additional internal controls and procedures and hiring additional accounting or internal audit staff. The standards required for a public company under Section 404 of SOX are significantly more stringent than those required of Heliogen as a privately-held company. Further, as an emerging growth company, our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404 until the date we are no longer an emerging growth company. At such time, our independent registered public accounting firm may issue a report that is adverse in the event that it is not satisfied with the level at which the controls of the post-combination company are documented, designed or operating.

Testing and maintaining these controls can divert our management’s attention from other matters that are important to the operation of our business. If we identify material weaknesses in the internal control over financial reporting of the post-combination company or are unable to comply with the requirements of Section 404 or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal controls over financial reporting when we no longer qualify as an emerging growth company, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Common Stock could be negatively affected, and we could become subject to investigations by the SEC or other regulatory authorities, which could require additional financial and management resources.

Activities taken by the Company’s affiliates to purchase, directly or indirectly, public shares will increase the likelihood of approval of the Business Combination Proposal and the other Proposals and may affect the market price of the Company’s securities.

The Company’s Sponsor, directors, officers, advisors or their affiliates may purchase shares in privately negotiated transactions either prior to or following the consummation of the Business Combination. None of the Company’s Sponsor, directors, officers, advisors or their affiliates will make any such purchases when such parties are in possession of any material non-public information not disclosed to the seller or during a restricted period under Regulation M under the Exchange Act. Although none of the Company’s Sponsor, directors, officers, advisors or their affiliates currently anticipate paying any premium purchase price for such public shares, in the event such parties do, the payment of a premium may not be in the best interest of those stockholders not receiving any such additional consideration. There is no limit on the number of shares that could be acquired by the Company’s Sponsor, directors, officers, advisors or their affiliates, or the price such parties may pay.

If such transactions are effected, the consequence could be to cause the Business Combination to be approved in circumstances where such approval could not otherwise be obtained. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the Business Combination Proposal and other proposals and would likely increase the chances that such Proposals would be approved. If the market does not view the Business Combination positively, purchases of public shares may have the effect of counteracting the market’s view, which would otherwise be reflected in a decline in the market price of the Company’s securities. In addition, the termination of the support provided by these purchases may materially adversely affect the market price of the Company’s securities.

As of the date of this proxy statement/prospectus, no agreements with respect to the private purchase of public shares by the Company or the persons described above have been entered into with any such investor or holder. The Company will file a Current Report on Form 8-K with the SEC to disclose private arrangements entered into or significant private purchases made by any of the aforementioned persons that would affect the vote on the Business Combination Proposal or other proposals.

Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect the Company’s business, investments and results of operations.

The Company is subject to laws, regulations and rules enacted by national, regional and local governments. In particular, the Company is required to comply with certain SEC, NYSE and other legal or regulatory requirements, including the NYSE upon the transfer of its listing. Compliance with, and monitoring of, applicable laws, regulations and rules may be difficult, time consuming and costly. Those laws, regulations and rules and their interpretation and application may also change from time to time and those changes could have a material adverse effect on the Company’s business, investments and results of operations. In addition, a failure to comply with applicable laws, regulations and rules, as interpreted and applied, could have a material adverse effect on the Company’s business and results of operations.

We have not registered the shares of Common Stock issuable upon exercise of the public warrants under the Securities Act or any state securities laws at this time, and such registration may not be in place when an investor desires to exercise public warrants, thus precluding such investor from being able to exercise its public warrants except on a cashless basis and potentially causing such public warrants to expire worthless.

We have not registered the shares of Common Stock issuable upon exercise of the public warrants under the Securities Act or any state securities laws at this time. However, under the terms of the warrant agreement, we have agreed that as soon as practicable, but in no event later than 15 business days after the closing of our initial business combination, we will use our best efforts to file with the SEC a registration statement for the registration under the Securities Act of the shares of Common Stock issuable upon exercise of the warrants and thereafter will use our best efforts to cause the same to become effective within 60 business days following our initial business combination and to maintain a current prospectus relating to the Common Stock issuable upon exercise of the public warrants, until the expiration of the public warrants in accordance with the provisions of the warrant agreement. We cannot assure you that we will be able to do so if, for example, any facts or events arise which represent a fundamental change in the information set forth in the registration statement or prospectus, the financial statements contained or incorporated by reference therein are not current or correct or the SEC issues a stop order. If the shares issuable upon exercise of the public warrants are not registered under the Securities Act, we will be required to permit holders to exercise their public warrants on a cashless basis. However, no public warrant will be exercisable for cash or on a cashless basis, and we will not be obligated to issue any shares to holders seeking to exercise their public warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder or an exemption from registration is available. Notwithstanding the above, if our Common Stock is at the time of any exercise of a public warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may, at our option, require holders of public warrants who exercise their public warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, we will not be required to file or maintain in effect a registration statement, and in the event we do not so elect, we will use our best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. In no event will we be required to net cash settle any public warrant, or issue securities or other compensation in exchange for the public warrants in the event that we are unable to register or qualify the shares underlying the public warrants under applicable state securities laws and there is no exemption available. If the issuance of the shares upon exercise of the public warrants is not so registered or qualified or exempt from registration or qualification, the holder of such public warrant shall not be entitled to exercise such public warrant and such public warrant may have no value and expire worthless. In such event, holders who acquired their public warrants as part of a purchase of public units will have paid the full unit purchase price solely for the shares of Common Stock included in the public units. If and when the public warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. We will use our best efforts to register or qualify such shares of Common Stock under the blue sky laws of the state of residence in those states in which the warrants were offered by us in the IPO. However, there may be instances in which holders of our public warrants may be unable to exercise such public warrants but holders of our private warrants may be able to exercise such private warrants.

The Company may be a “controlled company” within the meaning of the applicable rules of the NYSE and, as a result, may qualify for exemptions from certain corporate governance requirements. If the Company relies on these exemptions, its stockholders will not have the same protections afforded to stockholders of companies that are subject to such requirements.

Upon the Closing, depending on the number of shares of Common Stock redeemed by the Company’s public stockholders, the former Heliogen equity holders may control a majority of the voting power of the post-combination company’s outstanding Common Stock, and the Company may then be a “controlled company” within the meaning of applicable rules of the NYSE upon the Closing of the Business Combination. Under these rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirements:

•        that a majority of the board consists of independent directors;

•        for an annual performance evaluation of the nominating and corporate governance and compensation committees;

•        that the controlled company has a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•        that the controlled company has a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibility.

If available, the post-combination company may use these exemptions now or in the future. As a result, the post-combination company’s stockholders may not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements.

If the conditions to the Business Combination Agreement are not met, the Business Combination may not occur.

Even if the Business Combination Agreement is approved by the stockholders of Athena, specified conditions must be satisfied or waived before the parties to the Business Combination Agreement are obligated to complete the Business Combination. For a list of the material closing conditions contained in the Business Combination Agreement, see the sections entitled “Conditions to Closing of the Business Combination Agreement.” Athena and Heliogen may not satisfy all of the closing conditions in the Business Combination Agreement. If the closing conditions are not satisfied or waived, the Business Combination will not occur, or will be delayed pending later satisfaction or waiver, and such delay may cause Athena and Heliogen to each lose some or all of the intended benefits of the Business Combination.

The Company’s proposed second amended and restated certificate of incorporation that will become effective upon the closing of the Business Combination provides, subject to limited exceptions, that the Court of Chancery of the State of Delaware and the federal district courts of the United States of America will be the sole and exclusive forums for substantially all disputes between the Company and its stockholders, which could limit the Company’s stockholders’ ability to obtain a favorable judicial forum for disputes with the Company or its directors, officers, stockholders or employees.

Our second amended and restated certificate of incorporation that will become effective upon the closing of this offering will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee to us or our stockholders, (iii) any action asserting a claim against us, our directors, officers or employees arising pursuant to any provision of the DGCL or our second amended and restated certificate of incorporation or bylaws, or (iv) any action asserting a claim against us, our directors, officers or employees governed by the internal affairs doctrine and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel, except any action (A) as to which the Court of Chancery of the State of Delaware determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or (C) for which the Court of Chancery does not have subject matter jurisdiction.

Our second amended and restated certificate of incorporation will also provide that the exclusive forum provision will be applicable to the fullest extent permitted by applicable law. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

Section 22 of the Securities Act establishes concurrent jurisdiction for federal and state courts over Securities Act claims. Accordingly, both state and federal courts have jurisdiction to hear such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated certificate of incorporation will also provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States will be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.

Any person or entity purchasing or otherwise acquiring or holding or owning (or continuing to hold or own) any interest in any of our securities shall be deemed to have notice of and consented to the forum provisions in our second amended and restated certificate of incorporation. Although we believe these exclusive forum provisions benefit us by providing increased consistency in the application of Delaware law and federal securities laws in the types of lawsuits to which each applies, the exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum of its choosing for disputes with us or our current or former directors, officers, stockholders or other employees, which may discourage such lawsuits with respect to such claims. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder as a result of our exclusive forum provisions.

Further, the enforceability of similar exclusive forum provisions in other companies’ organizational documents has been challenged in legal proceedings, and it is possible that a court of law could rule that these types of provisions are inapplicable or unenforceable if they are challenged in a proceeding or otherwise. If a court were to find either exclusive forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur significant additional costs associated with resolving such action in other jurisdictions, all of which could harm our business, operating results and financial condition.

The warrant agreement designates the courts of the State of New York or the United States District Court for the Southern District of New York as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of the warrants, which could limit the ability of warrant holders to obtain a favorable judicial forum for disputes with our company.

The warrant agreement provides that, subject to applicable law, (i) any action, proceeding or claim against us arising out of or relating in any way to the warrant agreement, including under the Securities Act, will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and (ii) that we irrevocably submit to such jurisdiction, which jurisdiction shall be the exclusive forum for any such action, proceeding or claim. We will waive any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum.

Notwithstanding the foregoing, these provisions of the warrant agreement will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum. Any person or entity purchasing or otherwise acquiring any interest in any of our warrants shall be deemed to have notice of and to have consented to the forum provisions in our warrant agreement. If any action, the subject matter of which is within the scope the forum provisions of the warrant agreement, is filed in a court other than a court of the State of New York or the United States District Court for the Southern District of New York (a “foreign action”) in the name of any holder of our warrants, such holder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located in the State of New York in connection with any action brought in any such court to enforce the forum provisions (an “enforcement action”), and (y) having service of process made upon such warrant holder in any such enforcement action by service upon such warrant holder’s counsel in the foreign action as agent for such warrant holder.

This choice-of-forum provision may limit a warrant holder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with our company, which may discourage such lawsuits. Alternatively, if a court were to find this provision of our warrant agreement inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect our business, financial condition and results of operations and result in a diversion of the time and resources of our management and board of directors.

The future exercise of registration rights may adversely affect the market price of our Common Stock.

Certain of our stockholders will have registration rights for restricted securities. We are obligated to register certain securities, including all of the shares of Common Stock held by the Sponsor and shares of Common Stock received by certain significant Heliogen stockholders as part of the Business Combination. We are obligated to (i) file a resale “shelf” registration statement to register such securities (and any shares of Heliogen Common Stock into which they may be exercised following the consummation of the Business Combination) within 15 business days after of the Closing Date and (ii) use reasonable best efforts to cause such registration statement to be declared effective by the SEC as soon as reasonably practicable after the filing. Sales of a substantial number of shares of Common Stock pursuant to the resale registration statement in the public market could occur at any time the registration statement remains effective. In addition, certain registration rights holders can request underwritten offerings to sell their securities. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our Common Stock.

There is uncertainty regarding the U.S. federal income tax consequences of the redemption to the holders of our Common Stock.

There is some uncertainty regarding the U.S. federal income tax consequences to holders of our Common Stock who exercise their redemption rights. The uncertainty of tax consequences relates primarily to the individual circumstances of the taxpayer and include (i) whether the redemption results in a dividend or a sale taxable as capital gain, and (ii) whether such capital gain is “long-term” or “short-term.” Whether the redemption qualifies for sale treatment will depend largely on whether the holder owns (or is deemed to own) any shares of our Common Stock following the redemption, and if so, the total number of shares of our Common Stock held by the holder both before and after the redemption relative to all shares of our Common Stock outstanding both before and after the redemption. The redemption generally will be treated as a sale, rather than a dividend, if the redemption (i) is “substantially disproportionate” with respect to the holder, (ii) results in a “complete termination” of the holder’s interest in Athena or (iii) is “not essentially equivalent to a dividend” with respect to the holder. Due to the personal and subjective nature of certain of such tests and the absence of clear guidance from the IRS, there is uncertainty as to whether a holder who elects to exercise its redemption rights will be treated as receiving a dividend or recognizing capital gain. As discussed more fully under the section entitled “Proposal No. 1 — Approval of the Business Combination — Material U.S. Federal Income Tax Considerations,” DLA Piper LLP (US) has delivered an opinion that the Business Combination will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, subject to the assumptions and qualifications set forth in the opinion. Please see the section entitled “Proposal No. 1 — Approval of the Business Combination — Material U.S. Federal Income Tax Considerations.”

Risks Related to Redemption

We do not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it possible for us to complete a Business Combination with which a substantial majority of our stockholders do not agree.

Our current amended and restated certificate of incorporation does not provide a specified maximum redemption threshold, except that we will not redeem our public shares in an amount that would cause the Company’s net tangible assets to be less than $5,000,001 upon consummation of our initial business combination (such that we are not subject to the SEC’s “penny stock” rules). However, the Business Combination Agreement provides that the obligation of Heliogen to consummate the Business Combination is conditioned on the amount of cash or cash equivalents that we have from any source equals or exceeds $150,000,000, including the cash available to Athena from the Trust Account (after any redemptions by the Athena stockholders and the payment of any deferred underwriting expenses of Athena not related to the Business Combination) and the proceeds from the PIPE Investment. As a result, we may be able to complete our Business Combination even though a portion of our public stockholders do not agree with the transaction and have redeemed their shares or have entered into privately negotiated agreements to sell their shares to our Sponsor, directors or officers or their affiliates. Based on the amount of approximately $0 in our Trust Account as of January 31, 2021, 0 shares of Common Stock may be redeemed and still enable us to have sufficient cash to satisfy the cash closing conditions in the Business Combination Agreement. As of the date of this proxy statement/prospectus, no agreements with respect to the private purchase of public shares by the Company or the persons described above have been entered into with any such investor or holder. We will file a Current Report on Form 8-K with the SEC to disclose private arrangements entered into or significant private purchases made by any of the aforementioned persons that would affect the vote on the Business Combination Proposal or other proposals (as described in this proxy statement/prospectus) at the Special Meeting.

In the event the aggregate cash consideration we would be required to pay for all shares of Common Stock that are validly submitted for redemption plus any amount required to satisfy cash conditions pursuant to the terms of the Business Combination Agreement exceeds the aggregate amount of cash available to us, we may not complete the Business Combination or redeem any shares, all shares of Common Stock submitted for redemption will be returned to the holders thereof, and we instead may search for an alternate business combination.

If you or a “group” of stockholders of which you are a part are deemed to hold an aggregate of 15% or more of Company Common Stock issued in the Company’s IPO, you (or, if a member of such a group, all of the members of such group in the aggregate) will lose the ability to redeem all such shares issued in the Company’s IPO.

A public stockholder, together with any of his, her or its affiliates or any other person with whom it is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming in the aggregate his, her or its shares or, if part of such a group, the group’s shares, of 15% or more of the shares of Common Stock included in the units sold in the Company’s IPO. The Company refers to such shares in excess of an aggregation of 15% or more of the shares sold in the Company’s IPO as “Unredeemable Shares.” In order to determine whether a stockholder is acting in concert or as a group with another stockholder, the Company will require each public stockholder seeking to exercise Redemption Rights to certify to the Company whether such stockholder is acting in concert or as a group with any other stockholder. Such certifications, together with other public information relating to stock ownership available to the Company at that time, such as Section 13D, Section 13G and Section 16 filings under the Exchange Act, will be the sole basis on which the Company makes the above-referenced determination. Your inability to redeem any Unredeemable Shares will reduce your influence over the Company’s ability to consummate the Business Combination and you could suffer a material loss on your investment in the Company if you sell Unredeemable Shares in open market transactions. Additionally, you will not receive redemption distributions with respect to the Unredeemable Shares if the Company consummates the Business Combination. As a result, in order to dispose of such shares, you would be required to sell your stock in open market transactions, potentially at a loss. Notwithstanding the foregoing, stockholders may challenge the Company’s determination as to whether a stockholder is acting in concert or as a group with another stockholder in a court of competent jurisdiction.

There is no guarantee that a stockholder’s decision whether to redeem their shares for a pro rata portion of the Trust Account will put the stockholder in a better future economic position.

The Company can give no assurance as to the price at which a stockholder may be able to sell its public shares in the future following the completion of the Business Combination or any alternative business combination. Certain events following the consummation of any initial business combination, including the Business Combination, may cause an increase in the Company’s share price, and may result in a lower value realized now than a stockholder of the Company might realize in the future had the stockholder redeemed their shares. Similarly, if a stockholder does not redeem their shares, the stockholder will bear the risk of ownership of the public shares after the consummation of any initial business combination, and there can be no assurance that a stockholder can sell its shares in the future for a greater amount than the redemption price set forth in this proxy statement/prospectus. A stockholder should consult the stockholder’s own tax and/or financial advisor for assistance on how this may affect his, her or its individual situation.

If the Company’s stockholders fail to comply with the redemption requirements specified in this proxy statement/prospectus, they will not be entitled to redeem their shares of Company Common Stock for a pro rata portion of the funds held in the Trust Account.

Holders of public shares are not required to affirmatively vote for or against the Business Combination Proposal or any other proposal in order to exercise their rights to redeem their shares for a pro rata portion of the Trust Account. In order to exercise their Redemption Rights, they are required to submit a request in writing and deliver their stock (either physically or electronically) to the Company’s transfer agent at least two (2) business days prior to the Special Meeting. Stockholders electing to redeem their shares will receive their pro rata portion the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to it to pay the Company’s franchise and income taxes, calculated as of two (2) business days prior to the anticipated consummation of the Business Combination. See the section titled “Special Meeting of Company Stockholders — Redemption Rights” for additional information on how to exercise your Redemption Rights.

The Company’s stockholders who wish to redeem their shares for a pro rata portion of the Trust Account must comply with specific requirements for redemption that may make it more difficult for them to exercise their Redemption Rights prior to the deadline.

The Company’s public stockholders who wish to redeem their shares for a pro rata portion of the Trust Account must, among other things as fully described in the section titled “Special Meeting of Company Stockholders — Redemption Rights,” tender their certificates to the Company’s transfer agent or deliver their shares to the transfer agent electronically through the DTC at least two (2) business days prior to the Special Meeting. In order to obtain a physical stock certificate, a stockholder’s broker and/or clearing broker, DTC and the Company’s transfer agent will need to act to facilitate this request. It is the Company’s understanding that stockholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. However, because Athena does not have any control over this process or over the brokers, which the Company refers to as “DTC,” it may take significantly longer than two weeks to obtain a physical stock certificate. If it takes longer than anticipated to obtain a physical certificate, stockholders who wish to redeem their shares may be unable to obtain physical certificates by the deadline for exercising their Redemption Rights and thus will be unable to redeem their shares.

If a stockholder fails to receive notice of our offer to redeem our public shares in connection with our Business Combination or fails to comply with the procedures for tendering its shares, such shares may not be redeemed.

If, despite our compliance with the proxy rules, a stockholder fails to receive our proxy materials, such stockholder may not become aware of the opportunity to redeem its shares. In addition, the proxy materials that we are furnishing to holders of our public shares in connection with our Business Combination describe the various procedures that must be complied with in order to validly redeem public shares. In the event that a stockholder fails to complete with these procedures, its shares may not be redeemed.

Risks Related to Ownership of Shares

The following risk factors apply to ownership of Athena common stock and will also apply to ownership of the common stock of New Heliogen following the completion of the Business Combination. These risk factors are not exhaustive and investors are encouraged to perform their own investigation with respect to the ownership of Athena common stock.

There can be no assurance that Athena common stock will be approved for listing on NYSE following the closing, or if approved, that Athena will be able to comply with the continued listing standards of NYSE.

Athena’s common stock, units and warrants are currently listed on NYSE. Athena’s continued eligibility for listing may depend on the number of its shares that are redeemed. If, after the Business Combination, NYSE delists its common stock from trading on its exchange for failure to meet the listing standards, Athena and its stockholders could face significant material adverse consequences including:

•        a limited availability of market quotations for Athena securities;

•        a determination that Athena common stock is a “penny stock” which will require brokers trading in Athena common stock to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for Athena common stock;

•        a limited amount of analyst coverage; and

•        a decreased ability to issue additional securities or obtain additional financing in the future.

Since the Sponsor, Athena’s officers, directors and their affiliates will lose their entire investment in Athena if the Business Combination is not completed, they may have had a conflict of interest in identifying and selecting Heliogen for Athena’s initial business combination.

The Sponsor currently owns an aggregate of 8,566,667 Founder Shares for an aggregate purchase price of $25,000. In addition, the Sponsor purchased 700,000 Private Placement Warrants, at a price of $10.00 per warrant, in a private placement that occurred simultaneously with the completion of the IPO. All of such Founder Shares and Private Placement Warrants will be worthless if an initial business combination is not consummated. The personal and financial interests of the Sponsor, Athena’s officers, directors and their affiliates may have influenced their motivation in identifying and selecting Heliogen for its target business combination and consummating the Business Combination.

If the Business Combination’s benefits do not meet the expectations of investors or securities analysts, the market price of Athena’s securities may decline.

If the benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of Athena’s securities may decline. The market values of Athena’s securities at the time of the Business Combination may vary significantly from their prices on the date the Business Combination Agreement was executed, the date of this joint proxy and consent solicitation statement/prospectus, or the date on which Athena’s stockholders vote on the Business Combination. Because the share exchange ratio in the Business Combination Agreement will not be adjusted to reflect any changes in the market price of Athena common stock, the market value of Athena common stock issued in the Business Combination may be higher or lower than the values of these shares on earlier dates.

Members of the Sponsor and its affiliates will have significant influence over the post-Business Combination company after the Business Combination, which could limit your ability to influence the outcome of key transactions, including a change of control.

Immediately following the completion of the Business Combination, the Sponsor may beneficially own approximately 4.8% of the post-Business Combination company’s outstanding common stock and approximately 2.7% of its outstanding warrants (assuming no redemptions from the Trust Account). Because of the degree of concentration of voting power (and the potential for such power to increase upon the purchase of additional stock or the exercise of warrants), your ability to elect members of the post-Business Combination company’s board of directors and influence its business and affairs, including any determinations with respect to mergers or other business combinations, the acquisition or disposition of assets, the incurrence of indebtedness, the issuance of any additional common stock or other equity securities, the repurchase or redemption of common stock and the payment of dividends, may be diminished. Similarly, in the event the Sponsor or anyone else acquires an interest in excess of 50%, they will collectively have the power to determine matters submitted to a vote of the post-Business Combination company’s stockholders without the consent of its other stockholders, will have the power to prevent a change in the post-Business Combination company’s control and could take other actions that might be favorable to themselves. Even with less than a 50% ownership interest, any stockholders with a significant percentage of the post-Business Combination company’s stock may be able to strongly influence or effectively control its decisions.

Additionally, members of the Sponsor are in the business of making investments in companies and may acquire and hold interests in businesses that compete directly or indirectly with it. Such members of the Sponsor may also pursue acquisition opportunities that may be complementary to the post-Business Combination company’s business, and, as a result, those acquisition opportunities may not be available to it.

If, following the Business Combination, securities or industry analysts do not publish or cease publishing research or reports about the post-Business Combination company, its business, or its market, or if they change their recommendations regarding the post-Business Combination company’s common stock adversely or inaccurately, the price and trading volume of its common stock could decline.

The trading market for the post-Business Combination company common stock will be influenced in part by the research and reports that industry or securities analysts may publish about it, its business, its market, or its competitors. The post-Business Combination company does not have any control over these analysts. Securities and industry analysts do not currently, and may never, publish research on Athena. If no securities or industry analysts commence coverage of the post-Business Combination company, its stock price and trading volume would likely be negatively impacted. If any of the analysts who may cover Athena change their recommendation regarding its stock adversely, or provide more favorable relative recommendations about its competitors, the price of Athena common stock would likely decline. If any analyst who may cover Athena were to cease coverage of Athena or fail to regularly publish reports on it, Athena could lose visibility in the financial markets, which in turn could cause Athena’s stock price or trading volume to decline.

The post-Business Combination company’s stock price could be extremely volatile, and, as a result, you may not be able to resell your shares at or above the price you paid for them.

In recent years the stock market in general has been highly volatile. As a result, the market price and trading volume of the post-Business Combination company’s securities is likely to be similarly volatile, and investors in the post-Business Combination company’s securities may experience a decrease, which could be substantial, in the value of their stock, including decreases unrelated to the post-Business Combination company’s results of operations or prospects, and could lose part or all of their investment. The price of the post-Business Combination company’s common stock could be subject to wide fluctuations in response to a number of factors, including those described elsewhere in this joint proxy and consent solicitation statement/prospectus and others such as:

•        variations in operating performance and the performance of its competitors or alternative energy companies in general;

•        actual or anticipated fluctuations in the post-Business Combination company’s quarterly or annual operating results;

•        publication of research reports by securities analysts about the post-Business Combination company’s or its competitors or its industry;

•        the public’s reaction to the post-Business Combination company’s press releases, its other public announcements and its filings with the Securities and Exchange Commission (the “SEC”);

•        the post-Business Combination company’s failure or the failure of its competitors to meet analysts’ projections or guidance that the post-Business Combination company’s or its competitors may give to the market;

•        additions and departures of key personnel;

•        strategic decisions by the post-Business Combination company’s or its competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;

•        the passage of legislation or other regulatory developments affecting the post-Business Combination company or its industry;

•        speculation in the press or investment community;

•        changes in accounting principles;

•        terrorist acts, acts of war or periods of widespread civil unrest;

•        natural disasters and other calamities; and

•        changes in general market and economic conditions.

In the past, securities class action litigation has often been initiated against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and divert the post-Business Combination company’s management’s attention and resources, and could also require it to make substantial payments to satisfy judgments or to settle litigation.

The requirements of being a public company may strain the post-Business Combination company’s resources and divert management’s attention.

As a public company, Athena is subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of NYSE (if applicable) and other applicable securities rules and regulations. Following the Business Combination, Heliogen will also be subject to the same requirements. Compliance with these rules and regulations increase the post-Business Combination company’s legal and financial compliance costs, makes some activities more difficult, time-consuming or costly and increase demand on its systems and resources, particularly after the post-Business Combination company is no longer an “emerging growth company.” The Sarbanes-Oxley Act requires, among other things, that the post-Business Combination company maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and, if required, improve the post-Business Combination company’s disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will significantly increase our legal and financial compliance costs and will make some activities more time-consuming and costly. Among other things, we are required to:

•        maintain and evaluate a system of internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act and the related rules and regulations of the SEC and the Public Company Accounting Oversight Board;

•        maintain policies relating to disclosure controls and procedures;

•        prepare and distribute periodic reports in compliance with our obligations under federal securities laws;

•        institute a more comprehensive compliance function, including with respect to corporate governance; and

•        involve, to a greater degree, our outside legal counsel and accountants in the above activities.

The costs of preparing and filing annual and quarterly reports, proxy statements and other information with the SEC and furnishing audited reports to stockholders is expensive and much greater than that of a privately-held company, and compliance with these rules and regulations will require us to hire additional financial reporting, internal controls and other finance personnel, and will involve a material increase in regulatory, legal and accounting expenses and the attention of our board of directors and management. As a result, management’s attention may be diverted from other business concerns, which could adversely affect the post-Business Combination company’s business and operating results. The post-Business Combination company may need to hire more employees in the future or engage outside consultants to comply with these requirements, which will increase its costs and expenses.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. The post-Business Combination company intends to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If its efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against the post-Business Combination company and its business may be adversely affected. In addition, being a public company makes it more expensive for us to obtain director and officer liability insurance. In the future, we may be required to accept reduced coverage or incur substantially higher costs to obtain this coverage. These factors could also make it more difficult for us to attract and retain qualified executives and members of our Board of Directors.

Your percentage ownership in the post-Business Combination company may be diluted by future issuances of capital stock, which could reduce your influence over matters on which stockholders vote.

Following the completion of the Business Combination, the post-Business Combination company’s board of directors has the authority, without action or vote of its stockholders, to issue all or any part of its authorized but unissued shares of common stock, including shares issuable upon the exercise of options, or shares of Athena’s authorized but unissued preferred stock. Issuances of common stock or voting preferred stock would reduce your influence over matters on which the post-Business Combination company’s stockholders vote and, in the case of issuances of preferred stock, would likely result in your interest in the post-Business Combination company being subject to the prior rights of holders of that preferred stock.

There may be sales of a substantial amount of the post-Business Combination company’s common stock after the Business Combination by Athena’s current stockholders, and these sales could cause the price of the post-Business Combination company’s common stock to fall.

After the Business Combination, on a pro forma basis, there will be approximately 205.7 million shares of common stock outstanding (assuming no redemptions by Athena stockholders). Of Athena’s issued and outstanding shares that were issued prior to the Business Combination, all will be freely transferable, except for any shares held by Athena’s “affiliates,” as that term is defined in Rule 144 under the Securities Act. Following completion of the Business Combination, approximately 4.8% of the post-Business Combination company’s outstanding common stock will be held by the Sponsor. This percentage does not take into account (i) the issuance of up to 47.6 million unallocated shares (or options to acquire shares) under the Heliogen Incentive Plan, (ii) the issuance of any shares upon the exercise of warrants to purchase up to a total of 8,566,666 shares of Common Stock that will remain outstanding following the Business Combination or any additional Private Placement Warrants that Athena may issue to the Sponsor to repay working capital loans owed by Athena to the Sponsor (currently none outstanding) or (iii) any shares of Common Stock surrendered by former Heliogen securityholders after the consummation of the Business Combination as indemnification payments pursuant to the terms of the Business Combination Agreement.

Future sales of the post-Business Combination company’s common stock may cause the market price of its securities to drop significantly, even if its business is doing well.

Athena entered into a registration rights agreement with respect to the Founder Shares, shares of Athena common stock underlying the Private Placement Warrants and all shares issued to a holder with respect to the securities referred above by way of any stock split, stock dividend, recapitalization, combination of shares, acquisition, consolidation, reorganization, share exchange, or similar event, which securities Athena collectively refer to as “registrable securities.” Under the registration rights agreement, Athena has agreed to register for resale under a shelf registration statement all of the shares held by holders of Founder Shares and issuable upon conversion of Athena warrants. The Sponsor is also entitled to a number of demand registration rights. Holders of registrable securities will also have certain “piggyback” registration rights with respect to registration statements filed subsequent to the Business Combination.

Upon effectiveness of the registration statement Athena files pursuant to the registration rights agreement, these parties may sell large amounts of Athena common stock in the open market or in privately negotiated transactions, which could have the effect of increasing the volatility in Athena’s stock price or putting significant downward pressure on the price of Athena common stock.

Sales of substantial amounts of Athena common stock in the public market after the Business Combination, or the perception that such sales will occur, could adversely affect the market price of Athena common stock and make it difficult for it to raise funds through securities offerings in the future.

Because there are no current plans to pay cash dividends on the post-Business Combination company’s common stock for the foreseeable future, you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it.

The post-Business Combination company may retain future earnings, if any, for future operations, expansion and debt repayment and has no current plans to pay any cash dividends for the foreseeable future. Any decision to declare and pay dividends as a public company in the future will be made at the discretion of the board of directors and will depend on, among other things, its results of operations, financial condition, cash requirements, contractual restrictions and other factors that the board of directors may deem relevant. In addition, the post-Business Combination company’s ability to pay dividends may be limited by covenants of any existing and future outstanding indebtedness it or its subsidiaries incur. As a result, you may not receive any return on an investment in the post-Business Combination company’s common stock unless you sell such common stock for a price greater than that which you paid for it. See the section entitled “Price Range of Securities and Dividends — The Company — Dividend Policy of the Company.”

Athena public stockholders do not have any rights or interests in funds from the Trust Account, except under certain limited circumstances. Therefore, in order to liquidate your investment, holders may be forced to sell their public shares or warrants, potentially at a loss.

Athena’s public stockholders are entitled to receive funds from the Trust Account only upon the earlier to occur of: (i) the consummation of its initial business combination; (ii) the redemption of Athena’s public shares if Athena is unable to complete its initial business combination prior to March 16, 2023 (the “Combination Period”), subject to applicable law, or (iii) the redemption of Athena’s public shares properly submitted in connection with a stockholder vote to amend its amended and restated certificate of incorporation to modify the substance or timing of Athena’s obligation to redeem 100% of its public shares if the Company has not consummated its initial business combination within the Combination Period or with respect to any other material provisions relating to stockholders’ rights (including redemption rights) or pre-initial business combination activity. In addition, if Athena is unable to consummate an initial business combination by March 16, 2023 for any reason, compliance with Delaware law may require that Athena submit a plan of dissolution to its then-existing stockholders for approval prior to the distribution of the proceeds held in the Trust Account. In that case, public stockholders may be forced to wait beyond March 16, 2023, before they receive funds from the Trust Account. In no other circumstances will a public stockholder have any right or interest of any kind in the Trust Account. Accordingly, to liquidate your investment, holders may be forced to sell their public shares or warrants, potentially at a loss.

Our business plans require a significant amount of capital. In addition, our future capital needs may require us to sell additional equity or debt securities that may dilute our stockholders or introduce covenants that may restrict our operations or our ability to pay dividends.

We expect our capital expenditures to continue to be significant in the foreseeable future as we expand our business, and that our level of capital expenditures will be significantly affected by customer demand for our HelioHeat, HelioPower and HelioFuel solutions. We expect that following the initial business combination, we will have sufficient capital to fund our currently planned operations until we generate positive free cash flow contingent on our ability to execute on key projected capital strategy initiatives, such as the cash flow from advance payments from customers for the HelioHeat, HelioPower and HelioFuel solutions products generating recurring revenue. The fact that we have a limited operating history means we have limited historical data on the demand for our solutions. As a result, our future capital requirements may be uncertain and actual capital requirements may be different from those we currently anticipate. We may need to seek equity or debt financing to finance a portion of our capital expenditures. Such financing might not be available to us in a timely manner or on terms that are acceptable, or at all.

Our ability to obtain the necessary financing to carry out our business plan is subject to a number of factors, including general market conditions and investor acceptance of our business model. These factors may make the timing, amount, terms and conditions of such financing unattractive or unavailable to us. If we are unable to raise sufficient funds, we will have to significantly reduce our spending, delay or cancel our planned activities or substantially change our corporate structure. We might not be able to obtain any funding, and we might not have sufficient resources to conduct our business as projected, both of which could mean that we would be forced to curtail or discontinue our operations.

In addition, our future capital needs and other business reasons could require us to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity or equity-linked securities could dilute our stockholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that may restrict our operations or our ability to pay dividends to our stockholders.

If we cannot raise additional funds when we need or want them, our operations and prospects could be negatively affected.

If third parties bring claims against us, the proceeds held in the trust account could be reduced and the per share redemption amount received by stockholders may be less than $10.00 per share (which was the offering price per unit in our initial public offering).

Our placing of funds in the trust account may not protect those funds from third-party claims against us. Although we will seek to have all vendors, service providers (other than our independent auditors), prospective target businesses and other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the trust account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against our assets, including the funds held in the trust account. If any third party refuses to execute an agreement waiving such claims to the monies held in the trust account, our management will perform an analysis of the alternatives available to it and will enter into an agreement with a third party that has not executed a waiver only if management believes that such third party’s engagement would be significantly more beneficial to us than any alternative.

Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the trust account for any reason. Upon redemption of our public shares, if we have not completed the Business Combination within the required time period, or upon the exercise of a redemption right in connection with the Business Combination, we will be required to provide for payment of claims of creditors that were not waived that may be brought against us within the 10 years following redemption. Accordingly, the per share redemption amount received by public stockholders could be less than the $10.00 per public share initially held in the trust account, due to claims of such creditors.

The Sponsor has agreed that it will be liable to us if and to the extent any claims by a third party (other than our independent auditors) for services rendered or products sold to us, or a prospective target business with which we have discussed entering into a transaction agreement, reduce the amount of funds in the trust account to below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the trust account as of the date of the liquidation of the trust account, if less than $10.00 per public share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the trust account (whether or not such waiver is enforceable) nor will it apply to any claims under our indemnity of the underwriters of this offering against certain liabilities, including liabilities under the Securities Act. However, we have not asked our sponsor to reserve for such indemnification obligations, nor have we independently verified whether our sponsor has sufficient funds to satisfy its indemnity obligations and we believe that our sponsor’s only assets are securities of our company. Therefore, we cannot assure you that our sponsor would be able to satisfy those obligations. As a result, if any such claims were successfully made against the trust account, the funds available for our initial business combination and redemptions could be reduced to less than $10.00 per public share. In such event, we may not be able to complete our initial business combination, and you would receive such lesser amount per share in connection with any redemption of your public shares. None of our officers or directors will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

If, after we distribute the proceeds in the trust account to our public stockholders, Athena files a winding-up or bankruptcy or insolvency petition or an involuntary winding-up or bankruptcy or insolvency petition is filed against us that is not dismissed, a bankruptcy court may seek to recover such proceeds, and the members of our Board of Directors may be viewed as having breached their fiduciary duties, thereby exposing the members of our Board of Directors and us to claims of damages.

If, after we distribute the proceeds in the trust account to our public stockholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover some or all amounts received by our stockholders. In addition, our Board of Directors may be viewed as having breached its fiduciary duty to our creditors and/or having acted in bad faith, by paying public stockholders from the trust account prior to addressing the claims of creditors, thereby exposing itself and us to claims of punitive damages.

If, before distributing the proceeds in the trust account to our public stockholders, we file a winding-up or bankruptcy or insolvency petition or an involuntary winding-up or bankruptcy or insolvency petition is filed against us that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of our stockholders and the per share amount that would otherwise be received by our stockholders in connection with our liquidation may be reduced.

If, before distributing the proceeds in the trust account to our public stockholders, we file a winding-up or bankruptcy or insolvency petition or an involuntary winding-up or bankruptcy or insolvency petition is filed against us that is not dismissed, the proceeds held in the trust account could be subject to applicable insolvency law, and may be included in our liquidation estate and subject to the claims of third parties with priority over the claims of our stockholders. To the extent any liquidation claims deplete the trust account, the per share amount that would otherwise be received by our stockholders in connection with our liquidation would be reduced.

If, before distributing the proceeds in the trust account to our public stockholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the proceeds held in the trust account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our stockholders. To the extent any bankruptcy claims deplete the trust account, the per-share amount that would otherwise be received by our stockholders in connection with our liquidation may be reduced.

Our stockholders may be held liable for claims by third parties against us to the extent of distributions received by them upon redemption of their shares.

If we enter into an insolvency proceeding, any distributions received by stockholders could be viewed as an unlawful payment if it was proved that, for example, immediately following the distribution, we were unable to pay our debts as they fall due in the ordinary course of business. As a result, a liquidator could seek to recover some or all amounts received by our stockholders. Furthermore, our directors may be viewed as having breached their fiduciary duties to us or our creditors or may have acted in bad faith, and thereby exposing themselves and our company to claims, by paying public stockholders from the trust account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons.

The public stockholders will experience immediate dilution as a consequence of the issuance of New Heliogen common stock as consideration in the Business Combination and the PIPE Investment and due to future issuances pursuant to the Heliogen Incentive Plan. Having a minority share position may reduce the influence that our current stockholders have on the management of New Heliogen.

It is anticipated that, upon completion of the Business Combination, assuming no redemptions: (i) the Athena public stockholders will retain an ownership interest of approximately 12.2% in New Heliogen (not including shares beneficially owned by our Sponsor); (ii) the PIPE Investors, excluding amounts purchased by existing Heliogen equity holders, will own approximately 7.4% of New Heliogen (such that public stockholders, including the unaffiliated PIPE Investors, will own approximately 19.6% of New Heliogen); (iii) our Sponsor will own approximately 4.8% of New Heliogen; and (iv) the former Heliogen equity holders, including shares purchased by former Heliogen equity holders in the PIPE Investment, will own approximately 75.6% of New Heliogen. The ownership percentage with respect to New Heliogen following the Business Combinations does not take into account (i) warrants to purchase Common Stock that will remain outstanding immediately following the Business Combination and (ii) the issuance of any shares upon completion of the Business Combination under the Heliogen Incentive Plan or the Heliogen ESPP, copies of which are attached to this proxy statement/prospectus as Annex H and Annex I, respectively. If the actual facts are different than these assumptions, the percentage ownership retained by the Company’s existing stockholders in the post-combination company will be different. For more information, please see the sections entitled “Summary of the Proxy Statement/Prospectus — Impact of the Business Combination on the Company’s Public Float,” “Unaudited Pro Forma Condensed Combined Financial Information,” “Proposal No. 4 — The Incentive Plan Proposal” and “Proposal No. 5 — The Employee Stock Purchase Plan Proposal.”

In addition, Heliogen employees and consultants hold equity awards granted under the 2013 Stock Incentive Plan, and after the Business Combination, are expected to be granted equity awards under the Heliogen Incentive Plan and purchase rights under the Heliogen ESPP. You will experience additional dilution when those equity awards and purchase rights become vested and settled or exercisable, as applicable, for shares of New Heliogen common stock.

The issuance of additional common stock will significantly dilute the equity interests of existing holders of Athena securities and may adversely affect prevailing market prices for our units, public shares or public warrants.

Warrants will become exercisable for New Heliogen common stock, which would increase the number of shares eligible for future resale in the public market and result in dilution to our stockholders.

Outstanding warrants to purchase an aggregate of 8,566,666 shares of Athena common stock will become exercisable in accordance with the terms of the Warrant Agreement governing those securities. These warrants will become exercisable at any time commencing on the later of (i) 30 days after the completion of the Business Combination and (ii) 12 months from the closing of Athena’s IPO (or March 16, 2022). The exercise price of these warrants will be $11.50 per share. To the extent such warrants are exercised, additional shares of New Heliogen common stock will be issued, which will result in dilution to the existing holders of Athena common stock and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such warrants may be exercised could adversely affect the market price of New Heliogen common stock. However, there is no guarantee that the public warrants will ever be in the money prior to their expiration, and as such, the warrants may expire worthless.

Even if the Business Combination is consummated, the terms of the warrants may be amended in a manner adverse to a holder if holders of at least 65% of the then outstanding public warrants approve of such amendment.

The warrants were issued in registered form under a warrant agreement between the warrant agent and Athena. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least a majority of the then outstanding public warrants to make any change that adversely affects the interests of the registered holders of public warrants. Accordingly, we may amend the terms of the public warrants in a manner adverse to a holder if holders of at least a majority of the then outstanding public warrants approve of such amendment. Although our ability to amend the terms of the public warrants with the consent of at least a majority of the then outstanding public warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the warrants, convert the warrants into cash or stock (at a ratio different than initially provided), shorten the exercise period or decrease the number of shares of Class A common stock purchasable upon exercise of a warrant.

We may redeem your unexpired warrants prior to their exercise at a time that is disadvantageous to you, thereby making your warrants worthless.

We have the ability to redeem the outstanding warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant if, among other things, the last reported sale price of Athena’s common stock for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which we send the notice of redemption to the warrant holders equals or exceeds $18.00 per share (as adjusted for share splits, share dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like). Additionally, ninety (90) days after the warrants become exercisable, the Company may redeem all (but not less than all) of the outstanding warrants at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption (during which time the holders may exercise their warrants prior to redemption for the number of shares set forth in the table under the section captioned “Description of Securities — Warrants — Redemption of Warrants — Redemption of Warrants for Common Stock”) if the following conditions are satisfied: (i) the last reported sale prices of the New Heliogen Common Stock equals or exceeds $10.00 (as may be adjusted for stock splits, stock dividends, reorganizations, recapitalizations or the like) on the trading day prior to the date of the notice; (ii) the private placement warrants are also concurrently exchanged at the same price as the outstanding public warrants; and (iii) there is an effective registration statement covering the issuance of the shares of New Heliogen Common Stock issuable upon exercise of the warrants and a current prospectus relating thereto available throughout the 30-day period after written notice of redemption is given. Redemption of the outstanding warrants as described above could force you to: (i) exercise your warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so; (ii) sell your warrants at the then-current market price when you might otherwise wish to hold your warrants; or (iii) accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, we expect would be substantially less than the market value of your warrants. None of the private placement warrants will be redeemable by us (subject to limited exceptions) so long as they are held by our Sponsor or its permitted transferees.

In addition, we have the ability to redeem the outstanding warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant if, among other things, the last reported sale price of our New Heliogen common stock for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which we send the notice of redemption to the warrant holders equals or exceeds $10.00 per share (as adjusted for share splits, share dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like). In such a case, the holders will be able to exercise their warrants prior to redemption for a number of shares of New Heliogen common stock determined based on the redemption date and the fair market value of our New Heliogen common stock. The value received upon exercise of the warrants (i) may be less than the value the holders would have received if they had exercised their warrants at a later time where the underlying share price is higher and (ii) may not compensate the holders for the value of the warrants, including because the number of common stock received is capped at 0.361 shares of New Heliogen common stock per warrant (subject to adjustment) irrespective of the remaining life of the warrants.

Following the Business Combination, New Heliogen currently intends to retain its future earnings, if any, to finance the further development and expansion of its business and does not intend to pay cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of the New Heliogen Board and will depend on its financial condition, results of operations, capital requirements and future agreements and financing instruments, business prospects and such other factors as its board of directors deems relevant.

NYSE may not list New Heliogen’s securities on its exchange, which could limit investors’ ability to make transactions in New Heliogen’s securities and subject New Heliogen to additional trading restrictions.

In connection with the Business Combination, in order to continue to maintain the listing of securities on NYSE, we will be required to demonstrate New Heliogen’s compliance with NYSE’s initial listing requirements, which are more rigorous than NYSE’s continued listing requirements. We will apply to have New Heliogen’s securities listed on NYSE upon consummation of the Business Combination. We cannot assure you that we will be able to meet all initial listing requirements. Even if New Heliogen’s securities are listed on NYSE, New Heliogen may be unable to maintain the listing of its securities in the future.

If New Heliogen fails to meet the initial listing requirements and NYSE does not list its securities on its exchange, Heliogen would not be required to consummate the Business Combination. In the event that Heliogen elected to waive this condition, and the Business Combination was consummated without New Heliogen’s securities being listed on NYSE or on another national securities exchange, New Heliogen could face significant material adverse consequences, including:

•        a limited availability of market quotations for New Heliogen’s securities;

•        reduced liquidity for New Heliogen’s securities;

•        a determination that New Heliogen common stock is a “penny stock” which will require brokers trading in New Heliogen common stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for New Heliogen’s securities;

•        a limited amount of news and analyst coverage; and

•        a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” If New Heliogen’s securities are not listed on NYSE, such securities would not qualify as covered securities and we would be subject to regulation in each state in which we offer our securities because states are not preempted from regulating the sale of securities that are not covered securities.

New Heliogen does not intend to pay cash dividends for the foreseeable future.

Following the Business Combination, New Heliogen currently intends to retain its future earnings, if any, to finance the further development and expansion of its business and does not intend to pay cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of the New Heliogen Board and will depend on its financial condition, results of operations, capital requirements, restrictions contained in future agreements and financing instruments, business prospects and such other factors as its board of directors deems relevant.

New Heliogen may be subject to securities litigation, which is expensive and could divert management attention.

The market price of New Heliogen’s common stock may be volatile and, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. New Heliogen may be the target of this type of litigation in the future. Securities litigation against New Heliogen could result in substantial costs and divert management’s attention from other business concerns, which could seriously harm its business.

Future resales of New Heliogen’s common stock after the consummation of the Business Combination may cause the market price of New Heliogen’s securities to drop significantly, even if New Heliogen’s business is doing well.

In connection with the Business Combination, certain Heliogen Stockholders and certain of Heliogen’s officers and directors entered into a lock-up agreement pursuant to which they will be contractually restricted from selling or transferring any of (i) their shares of New Heliogen’s common stock held immediately following the Closing and (ii) any of their shares of New Heliogen’s common stock that result from converting securities held immediately following the Closing (the “Lock-up Shares”). Such restrictions begin at Closing and end on the date that is 180 days after the Closing with 50%, 25% and 25% of such shares subject to earlier release if the closing stock price for New Heliogen Common Stock equals or exceeds $12.00 per share, $13.50 per share and $17.00 per share, respectively, for any 20 trading days within any 30-trading day period. Approximately, 108.6 million of the shares of New Heliogen’s common stock to be issued to the Heliogen Stockholders will be Lock-up Shares, equaling approximately 55.9% the shares of New Heliogen’s common stock to be issued to the Heliogen Stockholders.

The Sponsor is subject to a lock-up pursuant to a letter agreement, dated March 14, 2021, by and among Heliogen, the Sponsor and the other parties thereto, pursuant to which the Sponsor is subject to a lock-up ending on the earlier of (i) the date that is one year after the Closing and (ii) the date on which the last reported sale price of New Heliogen’s common stock equals or exceeds $12.00 per share for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing. At the Closing, the sponsor letter agreement, dated March 16, 2021, will be amended, to among other things, amend the lock-up period applicable to the Sponsor’s Founder Shares and Private Placement Units and Private Placement Warrants to be the same as the lock-up period applicable to the Heliogen Holders. Accordingly, following the Closing, the Sponsor will not be able to transfer the Sponsor’s Founder Shares and Private Placement Units and Private Placement Warrants until the date that is 180 days after the Closing with 50%, 25% and 25% of such shares subject to earlier release if the closing stock price for New Heliogen Common Stock equals or exceeds $12.00 per share, $13.50 per share and $17.00 per share, respectively, for any 20 trading days within any 30-trading day period.

However, following the expiration of such lock-ups, the Sponsor and the holders of Lock-Up Shares will not be restricted from selling shares of New Heliogen’s common stock held by them, other than by applicable securities laws. Additionally, the Third-Party PIPE Investors will not be restricted from selling any of their shares of New Heliogen’s common stock following the closing of the Business Combination, other than by applicable securities laws. As such, sales of a substantial number of shares of New Heliogen common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of New Heliogen common stock. Upon completion of the Business Combination, the Sponsor and the holders of Lock-Up Shares (including the shares of New Heliogen common stock issued as awards as a result of conversion of Heliogen common stock that were reserved for issuance pursuant to Heliogen’s outstanding stock options and unvested restricted shares outstanding as of immediately prior to the Closing) will collectively beneficially own approximately 48.0% of the outstanding shares of New Heliogen common stock, assuming that no additional public stockholders redeem their public shares in connection with the Business Combination. Assuming approximately 22.3 million public shares are redeemed in connection with the Business Combination, in the aggregate, the ownership of the Sponsor and the Heliogen Stockholders would rise to 53.0% of the outstanding shares of New Heliogen common stock (including the shares of Heliogen common stock reserved in respect of Heliogen’s outstanding stock options and unvested restricted shares outstanding as of immediately prior to the Closing that will be converted into awards based on New Heliogen common stock).

The shares held by Sponsor and the Lock-Up Stockholders may be sold after the expiration of their applicable lock-up periods. As restrictions on resale end and registration statements (filed after the Closing to provide for the resale of such shares from time to time) are available for use, the sale or possibility of sale of these shares could have the effect of increasing the volatility in New Heliogen’s share price or the market price of New Heliogen common stock could decline if the holders of currently restricted shares sell them or are perceived by the market as intending to sell them.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined financial statements, referred to as the unaudited pro forma financial statements, have been prepared in accordance with Article 11 of Regulation S-X and reflect the combination of the historical consolidated financial statements of Athena and Heliogen adjusted to give effect to the following, including all other transactions contemplated within the Business Combination Agreement, collectively referred to as the pro forma transactions:

•        Conversion of Heliogen Preferred Stock issued and outstanding immediately prior to the Effective Time of the Merger into Heliogen Common Stock at the then-effective conversion rate as calculated pursuant to Heliogen’s organizational documents;

•        Conversion of Heliogen Warrants issued and outstanding immediately prior to the Effective Time of the Merger into Heliogen Common Stock at the conversion rate outlined in the applicable Heliogen warrant agreement;

•        Conversion of the SAFE Instruments into Heliogen Common Stock, pursuant to applicable SAFE agreement provisions, immediately prior to the Merger outlined in the Business Combination Agreement;

•        the PIPE Investment representing the expected purchase of 16,500,000 of Athena Common Stock for total proceeds of $165.0 million by private investors as part of the Business Combination; and

•        the issuance of 510,000 shares to the Sponsor pursuant to the Sponsor Support Agreement. No amounts have been recognized in the unaudited pro forma financial statements for the modification of the Sponsor’s Class B shares for the waiver of anti-dilution protection since no incremental value is being provided to the Sponsor.

The unaudited pro forma condensed combined balance sheet as of September 30, 2021 gives effect to the pro forma transactions as if they had occurred on September 30, 2021. The unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2021 and the year ended December 31, 2020 give effect to the pro forma transactions as if they had occurred on the earliest date within the periods presented, or January 1, 2020.

Assumptions and estimates underlying the adjustments to the unaudited pro forma financial statements, which are referred to as the pro forma adjustments, are described in the accompanying notes. The historical consolidated financial statements have been adjusted in the unaudited pro forma financial statements to give effect to pro forma transactions that are: (1) directly attributable to the Business Combination; (2) factually supportable; and (3) with respect to the unaudited pro forma condensed combined statements of operations, expected to have a continuing impact on the combined results of the post-combination company following the Business Combination.

The unaudited pro forma financial statements assume that the Athena stockholders approve the Business Combination. However, Athena’s public stockholders may elect to redeem their public shares for cash even if they approve the Business Combination. Athena cannot predict how many of its public stockholders will exercise their right to have their public shares redeemed for cash. As a result, the unaudited pro forma statements present the pro forma transactions under two different redemption scenarios, which produce different allocations of equity between resulting holders of the post-combination company’s common stock. As described in greater detail in Note 2, Basis of Presentation, of the unaudited pro forma financial statements, the first scenario, or “no redemption scenario,” assumes that none of Athena’s public stockholders will exercise their right to have their public shares redeemed for cash, and the second scenario, or “maximum redemption scenario,” assumes that holders of the maximum number of public shares that could be redeemed for cash while still leaving sufficient cash available to consummate the Business Combination will exercise their right to have their public shares redeemed for cash. The actual results will be within the parameters described by the two scenarios. However, there can be no assurance regarding which scenario will be closest to the actual results. Under both scenarios, Heliogen is considered the accounting acquirer, as further discussed in Note 2, Basis of Presentation, of the unaudited pro forma statements.

The unaudited pro forma condensed combined financial statements have been presented for illustrative purposes only and do not necessarily reflect what the post-combination company’s financial condition or results of operations would have been had the pro forma transactions occurred on the dates indicated. Further, the unaudited pro forma financial statements also may not be useful in predicting the future financial condition and results of operations of the post-combination company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The pro forma adjustments represent management’s estimates based on information available as of the date of these unaudited pro forma financial statements and are subject to change as additional information becomes available and analyses are performed.

The unaudited pro forma condensed combined financial information is based on and should be read in conjunction with the audited and unaudited historical financial statements of each of Athena and Heliogen and the notes thereto, as well as the disclosures contained in the sections titled “The Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Heliogen, Inc.’s Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The unaudited pro forma financial statements have been developed from and should be read in conjunction with:

•        the accompanying notes to the unaudited pro forma financial statements;

•        the historical unaudited condensed financial statements of Athena as of and for the nine months ended September 30, 2021 included elsewhere in this proxy statement/prospectus;

•        the historical audited financial statements of Athena as of and for the period from December 8, 2020 (inception) to December 31, 2020 included elsewhere in this proxy statement/prospectus;

•        the historical unaudited condensed financial statements of Heliogen as of, and for the nine months ended September 30, 2021 included elsewhere in this proxy statement/prospectus;

•        the historical audited financial statements of Heliogen as of and for the year ended, December 31, 2020 included elsewhere in this proxy statement/prospectus; and

•        other information relating to Athena and Heliogen contained in or incorporated by reference into this document. See the sections entitled “Where You Can Find More Information” and “Selected Historical Financial Information of the Company” and “Selected Consolidated Historical Financial Information of Heliogen” beginning on pages 46 and 47, respectively.

NEW HELIOGEN
UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
September 30, 2021

			No redemption scenario			Maximum redemption scenario
($ in thousands)	Athena (Historical)	Heliogen (Historical)	Pro Forma Adjustments	Note	New Heliogen Pro Forma	Pro Forma Adjustments	Note	New Heliogen Pro Forma
Current Assets
Cash and cash equivalents	$177	$40,126	$250,014	(a)	$426,804	$250,014	(a)	$204,187
			165,000	(b)		165,000	(b)
			(28,513)	(i)		(222,617)	(e)
			—			(28,513)	(i)
Investments, available-for-sale	—	36,869	—		36,869	—		36,869
Interest receivable	—	158	—		158	—		158
Receivables	—	94	—		94	—		94
Prepaid expenses and other current assets	283	1,127	—		1,410	—		1,410
Total current assets	460	78,374	386,501		465,335	163,884		242,718
Operating lease right of use assets, net	—	16,709	—		16,709	—		16,709
Property and equipment, net	—	1,825	—		1,825	—		1,825
Goodwill	—	4,270	—		4,270	—		4,270
Restricted cash	—	1,500	—		1,500	—		1,500
Other long-term assets	110	3,983	(1,856)	(i)	2,237	(1,856)	(i)	2,237
Cash and securities held in Trust Account	250,014	—	(250,014)	(a)	—	(250,014)	(a)	—
Total non-current assets	250,124	28,287	(251,870)		26,541	(251,870)		26,541
Total assets	$250,584	$106,661	$134,631		$491,876	$(87,986)		$269,259
Current Liabilities
Trade payables and accrued expenses	$2,502	$6,767	$(2,422)	(i)	$6,478	$(2,422)	(i)	$6,478
			(369)	(i)		(369)	(i)
Contract liabilities	—	1,660	—		1,660	—		1,660
Debt, current portion	—	40	—		40	—		40
Due to related party	65	—	—		65	—		65
Total current liabilities	2,567	8,467	(2,791)		8,243	(2,791)		8,243
Deferred underwriting fee	8,750		(8,750)	(i)	—	(8,750)	(i)	—
Debt, net of current portion	—	—	—		—	—		—
Other long-term liabilities	—	2,597	—		2,597	—		2,597
Warrant liability	11,650	2,650	(2,650)	(h)	11,650	(2,650)	(h)	11,650
Lease liability, net of current portion	—	14,767	—		14,767	—		14,767
Convertible promissory notes	—	—	—		—	—		—
SAFE instruments	—	146,405	(146,405)	(c)	—	(146,405)	(c)	—
Total non-current liabilities	20,400	166,419	(157,805)		29,014	(157,805)		29,014
Total liabilities	22,967	174,886	(160,596)		37,257	(160,596)		37,257
Total redeemable convertible preferred stock	—	45,932	(45,932)	(g)	—	(45,932)	(g)	—
Common stock subject to possible redemption	250,000	—	(250,000)	(d)	—	(250,000)	(d)	—
Common stock	1	6	2	(b)	26	2	(b)	24
		—	1	(c)		1	(c)
		—	—			(2)	(e)
		—	3	(d)		3	(d)
		—	13	(g)		13	(g)
Additional paid-in capital	—	3,738	164,998	(b)	572,494	164,998	(b)	349,879
			146,404	(c)		146,404	(c)
			249,997	(d)		249,997	(d)
			—			(222,615)	(e)
			(22,384)	(f)		(22,384)	(f)
			45,919	(g)		45,919	(g)
			(14,038)	(i)		(14,038)	(i)
			(4,790)	(f)		(4,790)	(f)
			2,650	(h)		2,650	(h)
Accumulated other comprehensive loss		(64)	—		(64)	—		(64)
Accumulated deficit	(22,384)	(117,837)	22,384	(f)	(117,837)	22,384	(f)	(117,837)
			(4,790)	(i)		(4,790)	(i)
			4,790	(f)		4,790	(f)
Total stockholders’ equity/(deficit)	(22,383)	(114,157)	591,159		454,619	368,542		232,002
Total liabilities, preferred stock and stockholders’ equity	$250,584	$106,661	$134,631		$491,876	$(87,986)		$269,259

NEW HELIOGEN
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2021

			No redemption scenario			Maximum redemption scenario
($ and shares, except net loss per share, in thousands)	Athena (Historical)	Heliogen (Historical)	Pro Forma Adjustments	Note	New Heliogen Pro Forma	Pro Forma Adjustments	Note	New Heliogen Pro Forma
Revenue	$—	$3,563	$—		$3,563	$—		$3,563
Cost of sales	—	2,736	—		2,736	—		2,736
Gross profit	—	827	—		827	—		827
Operating costs and expenses
Selling, general and administrative expenses	3,567	15,099	—		18,666	—		18,666
Research and development	—	8,891	—		8,891	—		8,891
Total operating costs and expenses	3,567	23,990	—		27,557	—		27,557
Loss from operations	(3,567)	(23,163)	—		(26,730)	—		(26,730)
Other income (expense):
Interest Income (Expense)	14	(1)	—		13	—		13
SAFE instruments remeasurement	—	(62,993)	62,993	(j)	—	62,993	(j)	—
Offering costs allocated to warrants	(567)	—	—		(567)	—		(567)
Change in fair value of warrant liability	(1,392)	(2,604)	2,604	(k)	(1,392)	2,604	(k)	(1,392)
Other	—	96	—		96	—		96
Loss before income taxes	(5,512)	(88,665)	65,597		(28,580)	65,597		(28,580)
Provision for income taxes	—	—	—		—	—		—
Net loss	(5,512)	(88,665)	65,597		(28,580)	65,597		(28,580)
Other comprehensive losses, net of taxes
Losses on available-for-sale securities	—	(7)	—		(7)	—		(7)
Cumulative translation adjustment	—	(57)	—		(57)	—		(57)
Comprehensive income (loss)	$(5,512)	$(88,729)	$65,597		$(28,644)	$65,597		$(28,644)
Loss per Share:
Weighted average shares outstanding, basic and diluted	18,357	5,291			205,740			183,479
Basic and diluted net loss per share	$(0.20)	$(16.76)			$(0.14)			$(0.16)
Weighted average shares outstanding, basic and diluted, Class B Common Stock	8,567
Basic and diluted net loss per share	$(0.20)

NEW HELIOGEN
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2020

			No redemption scenario			Maximum redemption scenario
($ and shares, except net loss per share, in thousands)	Athena (Historical)	Heliogen (Historical)	Pro Forma Adjustments	Note	New Heliogen Pro Forma	Pro Forma Adjustments	Note	New Heliogen Pro Forma
Revenue	$—	$200	$—		$200	$—		$200
Cost of sales	—	417	—		417	—		417
Gross loss	—	(217)	—		(217)	—		(217)
Operating costs and expenses
Selling, general and administrative expenses	1	3,719	4,790	(l)	8,510	4,790	(l)	8,510
Research and development	—	3,583	—		3,583	—		3,583
Total operating costs and expenses	1	7,302	4,790		12,093	4,790		12,093
Loss from operations	(1)	(7,519)	(4,790)		(12,310)	(4,790)		(12,310)
Other income (expense):
Offering costs allocated to warrants	—	—	—		—	—		—
Interest expense	—	(3)	—		(3)	—		(3)
Change in fair value of warrant liability	—	(7)	7	(k)	—	7	(k)	—
Other	—	92	—		92	—		92
Loss before income taxes	(1)	(7,437)	(4,783)		(12,221)	(4,783)		(12,221)
Provision for income taxes	—	—	—		—	—		—
Net loss	$(1)	$(7,437)	$(4,783)		$(12,221)	$(4,783)		$(12,221)
Loss per Share:
Weighted average shares outstanding, basic and diluted	8,567	3,963			205,740			183,479
Basic and diluted net loss per share	$—	$(1.88)			$(0.06)			$(0.07)

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Note 1 — Description of the Business Combination

On July 6, 2021, Athena, HelioMax Merger Sub, and Heliogen, entered into the Business Combination Agreement, pursuant to which Heliogen will be merged with and into HelioMax Merger Sub, with Heliogen surviving the Merger. After giving effect to the Merger, Athena will own, directly or indirectly, all of the issued and outstanding equity interests of Heliogen and its subsidiaries, included Heliogen Common Stock issued following the conversion of Heliogen’s warrants, preferred stock and SAFE Instruments, and Heliogen will become a wholly-owned subsidiary of Athena.

Subject to the terms and conditions of the Business Combination Agreement, the consideration to be received by Heliogen equity holders, including 47.6 million shares issuable for Heliogen’s outstanding stock options and unvested restricted shares, in exchange for the cancellation of Heliogen Common Stock following the Business Combination is, on a pro forma basis, approximately 202.5 million shares of common stock, valued at $10.00 per share for total merger consideration of approximately $2.02 billion. The number of Athena shares and total merger consideration are subject to certain adjustments outlined in the BCA whereby the actual number of shares or total merger consideration could be above or below the 185.0 million shares of Athena Common Stock and $1.85 billion, respectively. These shares will be allocated pro-rata among the holders of Heliogen common stock on a fully-diluted and as-converted to Heliogen common stock basis, including the number of shares of Heliogen common stock issuable upon conversion of the Heliogen preferred stock and SAFE Instruments and the number of shares of Heliogen Common Stock subject to outstanding options. Also, immediately prior to and conditioned upon the effectiveness of the consummation of the Business Combination, certain investors have agreed to subscribe for and purchase 16,500,000 shares of Athena Common Stock for aggregate proceeds of $165.0 million as part of the PIPE Investment.

The following summarizes the number and ownership of New Heliogen Common Stock outstanding following the consummation of the Business Combination as if it had occurred on September 30, 2021 under both the no redemption and maximum redemption scenario:

	No Redemption scenario		Maximum redemption scenario
(shares in thousands)	Shares	%	Shares	%
Heliogen Stockholders(1)	154,463	75.1	154,463	84.2
Athena Public Stockholders(2)	25,000	12.2	2,739	1.5
Sponsor Shares(2)(3)	9,267	4.6	9,267	5.0
Sponsor Shares(4)	510	0.2	510	0.3
PIPE Investors	16,500	7.9	16,500	9.0
Total(2)	205,740	100	183,479	100

____________

(1)      Excludes 47.6 million common shares issuable upon exercise of Heliogen’s outstanding stock options and unvested restricted shares.

(2)      Does not take into account, at the time of the Closing of the Business Combination, the dilutive impact of the shares of New Heliogen Common Stock issuable in connection with the public warrants or private placement warrants totaling approximately 8.6 million shares, which will not be exercisable until the later of the date that is (i) 30 days after the completion of the Business Combination, and (ii) twelve (12) months from the date of the closing of the IPO (or March 16, 2022).

(3)      Athena Founder Shares and Private Placement Units.

(4)      Class A common shares issued as consideration for anti-dilution rights waived by the Sponsor.

Note 2 — Basis of Presentation

The unaudited pro forma financial statements have been prepared assuming the Business Combination will be accounted for as a reverse recapitalization because Heliogen has been determined to be the accounting acquirer in accordance with U.S. GAAP under both the no redemption and maximum redemption scenarios. The preliminary determination is primarily based on the evaluation of the following facts and circumstances taking into consideration both the no redemption and maximum redemption scenario:

•        Heliogen was assessed and determined to not be a variable interest entity of Athena following the Merger, thus the voting interest model was applied;

•        The pre-combination equity holders of Heliogen will hold the majority of shares of common stock and voting rights in New Heliogen, in both the maximum and minimum redemption scenarios, respectively;

•        Heliogen has the ability, pursuant to the BCA, to appoint six (6) of the seven (7) members of the New Heliogen Board of Directors;

•        Senior management of Heliogen will comprise the senior management of New Heliogen; and

•        Operations of Heliogen will comprise the ongoing operations of New Heliogen.

Under the reverse recapitalization model, the Business Combination will be treated as Heliogen issuing equity for the net assets of Athena, with no goodwill or intangible assets recorded.

Management has made significant estimates and assumptions in its determination of the pro forma adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

The unaudited pro forma condensed combined financial information has been prepared using the assumptions below with respect to the potential redemption of Athena’s redeemable common stock into cash:

•        Assuming No Redemptions: This presentation assumes that no Athena stockholders exercise redemption rights with respect to their public shares.

•        Assuming Maximum Redemptions: This scenario assumes that approximately 22.3 million shares of common stock are redeemed for an aggregate redemption payment of approximately $222.6 million. This maximum redemption scenario is based on the maximum number of redemptions which may occur but Athena would still have the minimum $150.0 million cash and cash equivalents available from the Trust Account and PIPE Investment per the Business Combination Agreement.

If the actual facts are different than these assumptions, then the amounts and shares outstanding in the unaudited pro forma condensed combined financial statements will be different.

The unaudited pro forma financial statements do not reflect the income tax effects of the pro forma adjustments as any change in the deferred tax balance would be offset by an increase in the valuation allowance given that Heliogen incurred significant losses during the historical periods presented.

Note 3 — Pro Forma Adjustments

Combined Balance Sheet

The unaudited pro forma condensed combined balance sheet as of September 30, 2021 reflect the following adjustments:

a. To reclassify marketable securities held in Athena’s Trust Account to cash and cash equivalents at the balance sheet date that become available to the post-combined company following the Business Combination.

b. To reflect proceeds of $165.0 million and issuance of 16,500,000 shares of common stock as a result of the PIPE Investment.

c. To reflect the common stock issued in connection with the conversion of the SAFE Instruments prior to the Business Combination and elimination of the related liability based on terms set forth in the SAFE agreements, as further described below.

($ and shares in thousands)
Cash Proceeds from SAFE Instruments, Gross(1)	$83,442

Valuation Cap(2)	$750,000

Liquidity Capitalization:
Common stock issued	5,969
Issued and outstanding stock options(3)	23,520
Heliogen’s Warrants(4)	289
Convertible preferred stock(5)	60,121
Total Liquidity Capitalization(6)	89,899
Liquidity Price(7)	8.34
Shares Issued on Conversion of SAFE Instruments(8)	10,002

____________

(1)      Gross proceeds received from SAFE investors during the nine months ended September 30, 2021.

(2)      Represents the Valuation Cap of the Company per the terms of the SAFE agreements used to determine the Liquidity Price.

(3)      Includes all Heliogen’s issued and outstanding stock options, including the unvested portion of stock options exercised as of September 30, 2021.

(4)      Represents Heliogen’s outstanding net exercised preferred and common warrants as of September 30, 2021.

(5)      Represents the outstanding convertible preferred shares as of September 30, 2021.

(6)      Per the terms of the SAFE agreements, the Liquidity Capitalization is calculated as of immediately prior to the Merger on an as converted basis including all shares of common stock, issued and outstanding stock options, warrants and other convertible securities, excluding SAFEs and other convertible promissory notes.

(7)      Equals the Valuation Cap divided by Total Liquidity Capitalization.

(8)      Equals Cash Proceeds from SAFE Instruments, Gross divided by Liquidity Price. Amount shown above is rounded so amount may not calculate as presented.

d. To reclassify the Athena common stock subject to possible redemption to permanent equity.

e.  To reflect cash paid to Athena stockholders who are assumed to exercise redemption rights under the maximum redemption scenario.

f.  To eliminate Athena’s historical accumulated deficit to additional paid-in capital, including amounts outlined in adjustment (i) below, as Heliogen is considered the accounting acquirer.

g. To reflect the conversion and elimination of 60,121,015 shares of Heliogen’s preferred stock immediately prior to the Merger.

	Outstanding Shares of Heliogen Preferred Stock	Pro Forma Effective Conversion Ratio(1)	Shares of Heliogen Common Stock upon Conversion(1)
Series Seed	4,000,000	1.000	4,000,000
Series Seed – 1	4,662,290	1.044	4,868,402
Series Seed – 2	8,311,455	1.096	9,111,851
Series Seed – 3	2,693,316	1.154	3,108,200
Series Seed – 4	941,868	1.154	1,086,955
Series A-1	18,610,884	1.000	18,610,884
Series A-2	19,334,723	1.000	19,334,723
	58,554,536		60,121,015

____________

(1)      Pro forma effective conversion ratio is rounded for presentation purposes so converted share amounts may not recalculate as presented.

h. To reflect the conversion of Heliogen’s warrants, pursuant to cashless exercise, prior to the Business Combination and elimination of the related liability with corresponding amounts reflected as additional paid-in capital. Upon conversion, a nominal amount ($29) will be allocated to common stock with the remainder going to additional paid-in capital and no amounts presented in cash and cash equivalents due to a cashless conversion in accordance with the warrants agreements.

i.  To adjust for $30.0 million in direct and incremental transaction costs expected to be incurred in consummating the Business Combination that will reduce cash proceeds to New Heliogen. Of the $30.0 million in transaction costs, a total of $16.0 million is to be incurred by Athena and $14.0 million is to be incurred by Heliogen. Of the $16.0 million to be incurred by Athena, $11.2 million has been incurred as of September 30, 2021 and is comprised of $8.8 million of deferred underwriter fees and $2.4 million in accrued expenses. The remaining $4.8 million is expected to be incurred and has been reflected as an adjustment to accumulated deficit on the September 30, 2021 combined pro forma balance sheet and as an adjustment to selling, general and administrative expense in the combined statement of operations for the year ended December 31, 2020 as described in adjustment (l) below. Of the $14.0 million to be incurred by Heliogen, approximately $1.9 million has been incurred as of September 30, 2021, with $0.3 million unpaid as reflected in accrued expenses. The $14.0 million of transaction costs attributable to Heliogen, including the $1.9 million deferred as of September 30, 2021 and the remaining $12.1 million to be incurred by Heliogen, are reflected as an adjustment to additional paid-in capital in the combined pro forma balance sheet as of September 30, 2021. No transaction costs have been recognized by Heliogen in its historical statements of operations. Heliogen began incurring transaction costs during the three months ended September 30, 2021 and has deferred those costs as other non-current assets as the Merger is deemed to be a reverse recapitalization transaction that is the equivalent of the issuance of equity securities by Heliogen for the net monetary assets of the Company. As such, Heliogen’s deferred transaction costs will be charged to additional paid in capital as equity issuance costs. No transaction costs were expensed by Athena in its statements of operations prior to the three months ended September 30, 2021. Upon consummation of the Business Combination, the $14.0 million in transaction costs incurred by Heliogen are charged to additional paid-in capital as equity issuance costs and the $4.8 million in additional accrued transaction costs incurred by Athena will be expensed and charged to accumulated deficit.

Combined Statements of Operations

The unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2021 and the year-ended December 31, 2020 reflect the following adjustments:

j   To eliminate the remeasurement loss recorded during the period for Heliogen SAFE instruments that convert as of the consummation of the Business Combination, as the SAFE instrument are presumed to be converted as of the beginning of the respective period.

k. To eliminate the remeasurement loss recorded during the period for Heliogen warrants that convert as of the consummation of the Business Combination as the Heliogen warrants are presumed to have been converted as of the beginning of the respective period.

l.  Represents $4.8 million in additional estimated transaction costs expected to be incurred by Athena for which no accrual has been recorded as of and for the year ended December 31, 2020.

Note 4 — Loss per Share

Basic loss per share represents the net loss per share calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Business Combination, assuming the shares were outstanding at the beginning of the periods presented.

Diluted loss per common share is the same as basic loss per common share for all periods presented because the effects of potentially dilutive items were anti-dilutive given the pro forma combined net loss. The following common share equivalent securities have been excluded from the calculation of weighted-average common shares outstanding because the effect is anti-dilutive for the periods presented:

Anti-dilutive common share equivalents (shares in thousands):	September 30, 2021
Athena Public Warrants	8,333
Athena Private Warrants	233
Restricted Stock Issued in Exchange for Heliogen Restricted Stock Outstanding(1)	5,805
Stock Options Issued in Exchange for Heliogen Plan Common Stock Options Outstanding(1)	41,758
Total anti-dilutive common share equivalents	56,129

____________

(1)      Calculated on a pro forma as-converted basis

COMPARATIVE SHARE INFORMATION

The following table sets forth selected historical equity ownership information for Athena and unaudited pro forma condensed combined per share ownership information of the Combined Company after giving effect to the Business Combination, assuming two redemption scenarios as follows:

•        Assuming No Redemptions:    This presentation assumes that no Athena stockholders exercise redemption rights with respect to their public shares.

•        Assuming Maximum Redemptions:    This scenario assumes that approximately 22.3 million shares of common stock are redeemed for an aggregate redemption payment of approximately $222.6 million. This maximum redemption scenario is based on the maximum number of redemptions which may occur after which Athena would still have the minimum $150.0 million cash and cash equivalents available from the Trust Account and the PIPE Investment as well as at least $5,000,001 in net tangible assets per the Business Combination Agreement.

The pro forma book value (stockholders’ deficit) per share information reflects the Business Combination as if it had occurred on September 30, 2021. The net income (loss) per share information reflects the Business Combination as if it had occurred on January 1, 2020.

The unaudited pro forma condensed combined financial statements have been developed from and should be read in conjunction with:

•        The accompanying notes to the unaudited pro forma condensed combined financial statements;

•        The historical audited financial statements of Athena for the period from December 8, 2020 (inception), through December 31, 2020, and the historical unaudited condensed financial statements of Athena for the nine months ended, September 30, 2021, included elsewhere in this proxy statement/prospectus;

•        The historical audited financial statements of Heliogen as of, and for the year ended, December 31, 2020, included elsewhere in this proxy statement/prospectus; and

•        The historical unaudited condensed financial statements of Heliogen as of, and for the nine months ended, September 30, 2021, included elsewhere in this proxy statement/prospectus.

The unaudited pro forma condensed combined loss per share information does not purport to represent the loss per share which would have occurred had the companies been combined during the periods presented, nor earnings per share for any future data or period. The unaudited pro forma combined book value (stockholders’ deficit) per share information below does not purport to represent what the value of Athena and Heliogen would have been had the Business Combination occurred on September 30, 2021 or on January 1, 2020.

			Pro Forma Combined
	Athena (Historical)	Heliogen (Historical)	Assuming No Redemptions	Assuming Maximum Redemptions
(shares in thousands)
As of and for the nine months ended September 30, 2021
Book Value (Stockholders’ Deficit) per share(1)	$(2.42)	$(19.17)	$2.21	$1.26
Weighted average shares outstanding of common stock – basic and diluted	8,567	5,291	205,740	183,479
Net loss per share of common stock – basic and diluted	$(0.64)	$(16.76)	$(0.14)	$(0.16)

____________

(1)      Book value (stockholders’ deficit) per share is calculated using the formula: Total stockholders’ equity/(deficit) divided by shares outstanding.

			Pro Forma Combined
	Athena (Historical)	Heliogen (Historical)	Assuming No Redemptions	Assuming Maximum Redemptions
(shares in thousands)
For the year ended December 31, 2020
Weighted average shares outstanding of common stock – basic and diluted	8,567	3,963	205,740	183,479
Net loss per share of common stock – basic and diluted	$—	$(1.88)	$(0.06)	$(0.07)

CAPITALIZATION

			New Heliogen Pro Forma
($ in thousands)	Athena (Historical)	Heliogen (Historical)	No redemption scenario	Maximum redemption scenario
As of September 30, 2021
Cash and cash equivalents	$177	$40,126	$426,804	$204,187
Investments, available-for-sale	—	36,869	36,869	36,869
Marketable securities held in Trust Account	250,014	—	—	—
Debt:
Total debt	—	$40	—	—
Redeemable convertible preferred stock	—	45,932	—	—
Common stock subject to possible redemption	250,000	—	—	—
Stockholders’ equity (deficit):
Common stock	1	6	26	24
Additional paid-in capital	—	3,738	572,494	349,879
Accumulated other comprehensive income	—	(64)	(64)	(64)
Accumulated deficit	(22,384)	(117,837)	(117,837)	(117,837)
Total stockholders’ equity (deficit)	(22,383)	(114,157)	454,619	232,002
Total capitalization	$227,617	$(68,185)	$454,619	$232,002

SPECIAL MEETING OF COMPANY STOCKHOLDERS

This proxy statement/prospectus is being provided to Company stockholders as part of a solicitation of proxies by the Board for use at the Special Meeting of Stockholders to be held on December 28, 2021, and at any adjournment or postponement thereof. This proxy statement/prospectus contains important information regarding the Special Meeting, the proposals on which you are being asked to vote and information you may find useful in determining how to vote and voting procedures. Due to the public health impact of the coronavirus (COVID-19) pandemic and the related protocols federal, state and local governments have imposed, as well as to support the health and well-being of our officers, stockholders and community, the Special Meeting will be held in virtual format only. You will not be able to attend the Special Meeting in person. The access information for the virtual Special Meeting is as follows:

Telephone Access (listen-only):	+1 (877) 770-3647 (U.S. and Canada); or
+1 (312) 780-0854 (outside of the U.S. or Canada)
Passcode for Telephone Access:	95865097#
Webcast Access:	http://www.cstproxy.com/athenatechnology/2021

This proxy statement/prospectus is being first mailed on or about November 16, 2021 to all stockholders of record of the Company as of November 23, 2021, the record date for the Special Meeting. Stockholders of record who owned Common Stock at the close of business on the record date are entitled to receive notice of, attend and vote at the Special Meeting. On the record date, there were 34,266,667 shares of Common Stock and Founder Shares outstanding and entitled to vote at the Special Meeting.

Date, Time and Place of Special Meeting

The Special Meeting will be held on December 28, 2021, at 10:00 a.m., local time, via webcast at http://www.cstproxy.com/athenatechnology/2021, or at such other date, time and place to which such meeting may be adjourned or postponed, to consider and vote upon the proposals. The Special Meeting will be conducted exclusively via live webcast and so stockholders will not be able to attend the meeting in person. Stockholders may attend the special meeting online and vote at the Special Meeting by visiting http://www.cstproxy.com/athenatechnology/2021 and entering your 12-digit control number, which is either included on the proxy card you received or obtained through Continental Stock Transfer & Trust Company.

Registering for the Special Meeting

Any stockholder wishing to attend the virtual meeting should register for the meeting by December 28, 2021. To register for the Special Meeting, please follow these instructions as applicable to the nature of your ownership of our Common Stock:

•        To vote using the proxy card, simply complete, sign, date and return the proxy card pursuant to the instructions on the card. If you return your signed proxy card before the Annual Meeting, we will vote your shares as directed.

•        To vote over the telephone, dial toll-free 1-800-690-6903 using a touch-tone phone and follow the recorded instructions. You will be asked to provide the company number and control number from the Notice. Your telephone vote must be received by 11:59 p.m. Eastern Time on December 27, 2021 to be counted.

•        To vote through the Internet before the meeting, go to www.cstproxyvote.com and follow the on-screen instructions. Your Internet vote must be received by 11:59 p.m., Eastern Time December 27, 2021 to be counted.

•        To vote through the Internet during the meeting, please visit http://www.cstproxy.com/athenatechnology/2021 and have available the 12-digit control number included in your Notice, on your proxy card or on the instructions that accompanied your proxy materials.

Voting Power; Record Date

As a stockholder of the Company, you have a right to vote on certain matters affecting the Company. The proposals that will be presented at the Special Meeting and upon which you are being asked to vote are summarized below and fully set forth in this proxy statement/prospectus. You will be entitled to vote or direct votes to be cast at the Special Meeting if you owned shares of our Common Stock at the close of business on November 23, 2021, which is the record date for the Special Meeting. You are entitled to one vote for each share of our Common Stock that you owned as of the close of business on the record date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or other nominee to ensure that votes related to the shares you beneficially own are properly counted. On the record date, there were 34,266,667 shares of Common Stock outstanding, of which 25,000,000 are public shares, 700,000 are Private Placement Shares held by out Sponsor, and 8,566,667 are Founder Shares held by our Sponsor.

Proposals at the Special Meeting

At the Special Meeting, Company stockholders will vote on the following proposals:

•        Proposal No. 1 — The Business Combination Proposal — To approve and adopt the Business Combination Agreement, a copy of which is attached to this proxy statement/prospectus as Annex A, and approve the transactions contemplated thereby, including the merger of HelioMax Merger Sub with and into Heliogen, with Heliogen surviving the merger, and the issuance of Common Stock to holders of Heliogen capital stock as merger consideration;

•        Proposal No. 2 — The NYSE Stock Issuance Proposal — To approve, for purposes of complying with applicable listing rules of the NYSE, the issuance of more than 20% of the Company’s outstanding Common Stock in connection with the Business Combination, and the transactions contemplated by the Subscription Agreements, including approximately 202,500,000 shares of Common Stock (as may be adjusted in accordance with the Business Combination Agreement) to Heliogen equity holders, 16,500,000 shares of Common Stock to the PIPE Investors and 510,000 shares of our Common Stock pursuant to the Sponsor Support Agreement;

•        Proposal No. 3 — Approval of Amendments to Current Certificate of Incorporation in Connection with the Business Combination Proposal — To approve certain additional changes, including but not limited to changing the post-combination company’s corporate name from “Athena Technology Acquisition Corp.” to “Heliogen, Inc.,” increasing the number of shares authorized for issuance and eliminating certain provisions specific to our status as a blank check company, which our Board believes are necessary to adequately address the needs of the post-combination company;

•        Proposal No. 4 — The Incentive Plan Proposal — To approve the Heliogen Incentive Plan, including the authorization of the initial share reserve under the Heliogen Incentive Plan;

•        Proposal No. 5 — The Employee Stock Purchase Plan Proposal — To approve the Heliogen ESPP.

•        Proposal No. 6 — Election of Directors Proposal — To elect the directors comprising the board of directors of New Heliogen following the Closing Date; and

•        Proposal No. 7 — Adjournment Proposal — To approve, if necessary, the adjournment of the Special Meeting to a later date or dates to permit further solicitation and votes of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal, the NYSE Stock Issuance Proposal, the Charter Amendment Proposal, the Incentive Plan Proposal, the Employee Stock Purchase Plan Proposal or the Election of Directors Proposal. This proposal will only be presented at the Special Meeting if there are not sufficient votes to approve the Business Combination Proposal, the NYSE Stock Issuance Proposal, the Charter Amendment Proposal, the Incentive Plan Proposal, the Employee Stock Purchase Plan Proposal or the Election of Directors Proposal.

THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE
“FOR” EACH OF THESE PROPOSALS.

Vote of the Sponsor, Directors and Officers

Prior to our IPO, we entered into agreements with our Sponsor, other current directors and officers, pursuant to which each agreed to vote any shares of Common Stock owned by them in favor of an initial business combination. These agreements apply to our Sponsor as it relates to the Founder Shares and the requirement to vote all of the Founder Shares in favor of the Business Combination Proposal and for all other proposals to be presented to our stockholders at the Special Meeting and described in this proxy statement/prospectus.

Our Sponsor, other current directors and officers have waived any redemption rights, including with respect to shares of Common Stock purchased in our IPO or in the aftermarket, in connection with Business Combination. The Founder Shares held by our Sponsor have no redemption rights upon our liquidation and will be worthless if no business combination is effected by us by the applicable deadline. However, our Sponsor is entitled to redemption rights upon our liquidation with respect to any public shares they may own.

Quorum and Required Vote for Proposals for the Special Meeting

The approval of the Business Combination Proposal requires the affirmative vote of a majority of votes cast by the stockholders present in person or represented by proxy and entitled to vote thereon at the Special Meeting. In order to establish the quorum for purposes of each of the Business Combination Proposal, holders of at least a majority of the outstanding shares of Common Stock must be present at the Special Meeting in person or by proxy. Accordingly, a Company stockholder’s failure to vote by proxy or to vote in person at the Special Meeting will not be counted towards the number of shares of Common Stock required to validly establish a quorum, and if a valid quorum is otherwise established, such failure to vote will have no effect on the outcome of any vote on the Business Combination Proposal. Abstentions will be counted in connection with the determination of whether a valid quorum is established and will have no effect on the Business Combination Proposal.

The approval of the Business Combination Proposal, the NYSE Stock Issuance Proposal, the Incentive Plan Proposal, the Employee Stock Purchase Plan Proposal, and the Adjournment Proposal requires the affirmative vote of a majority of the votes cast by holders of our Common Stock represented in person or by proxy and entitled to vote at the Special Meeting. Approval of the Charter Amendment Proposal requires the affirmative vote of (i) the holders of a majority of the Founder Shares then outstanding, voting separately as a single class, (ii) the holders of a majority of the shares of Class A Common Stock then outstanding, voting separately as a single class and (iii) the holders of a majority of the then outstanding shares of Athena Common Stock, voting together as a single class. The Election of Directors Proposal requires the affirmative vote of a plurality of the votes cast by the holders of our Common Stock represented in person or by proxy and entitled to vote at the special meeting.

Under these voting standards, a failure to vote or an abstention will have no effect on the Business Combination Proposal, the Charter Amendment Proposal, the Election of Directors Proposal and the Adjournment Proposal. For purposes of the NYSE Stock Issuance Proposal, the Incentive Plan Proposal and the Employee Stock Purchase Plan Proposal, the NYSE considers an abstention vote as a “vote cast”, and therefore, an abstention will have the same effect as a vote “AGAINST” such proposals, while a failure to vote will have no effect on these three proposals. Broker non-votes will count as a vote “AGAINST” the Charter Amendment Proposal, but will not have any effect on the outcome of any other Proposals.

The transactions contemplated by the Business Combination Agreement will be consummated only if the Business Combination Proposal, the NYSE Stock Issuance Proposal, the Charter Amendment Proposal, the Incentive Plan Proposal, the Employee Stock Purchase Plan Proposal and the Election of Directors Proposal are approved at the Special Meeting. The proposals in this proxy statement/prospectus (other than the Adjournment Proposal) are conditioned on the approval of each of the Business Combination Proposal.

It is important for you to note that in the event that the Business Combination Proposal, the NYSE Stock Issuance Proposal, the Charter Amendment Proposal, the Incentive Plan Proposal, the Employee Stock Purchase Plan Proposal or the Election of Directors Proposal do not receive the requisite vote for approval, we will not consummate the Business Combination. If we do not consummate the Business Combination and fail to complete an initial business combination by the applicable deadline, we will be required to dissolve and liquidate our Trust Account by returning the then remaining funds in such account to our public stockholder.

Recommendation to Company Stockholders

Our Board believes that each of the Business Combination Proposal, the NYSE Stock Issuance Proposal, the Charter Amendment Proposal, the Incentive Plan Proposal, the Employee Stock Purchase Plan Proposal, the Election of Directors Proposal and the Adjournment Proposal to be presented at the Special Meeting is in the best interests of the Company and our stockholders and recommends that its stockholders vote “FOR” each of the proposals.

When you consider the recommendation of our Board in favor of approval of the Business Combination Proposal, you should keep in mind that our Sponsor and certain members of our Board and officers have interests in the Business Combinations that are different from or in addition to (or which may conflict with) your interests as a stockholder. Stockholders should take these interests into account in deciding whether to approve the proposals presented at the Special Meeting, including the Business Combination Proposal. These interests include, among other things:

•        As a result of multiple business affiliations, Athena’s officers and directors may have legal obligations relating to presenting business opportunities to multiple entities. Athena’s amended and restated certificate of incorporation provides that the doctrine of corporate opportunity will not apply with respect to any of its officers or directors in circumstances where the application of the doctrine would conflict with any fiduciary duties or contractual obligations they may have. Such pre-existing fiduciary duties and contractual obligations did not materially affect Athena’s search for an acquisition target because the affiliated companies are generally closely held entities controlled by such officer or director and the industry of or markets served by the affiliated companies’ respective businesses are such that it was unlikely that a conflict would arise.

•        the fact the Sponsor waived the anti-dilution rights of its Founder Shares under its organizational documents, in consideration for which the Sponsor will be issued 510,000 shares of Class A Common Stock at the closing of the Business Combination, which at $10.00 per share (the same value used for the shares of Athena Common Stock to be issued as the merger consideration and in the PIPE Investment) will be valued at $5.1 million;

•        the fact that our Sponsor has agreed not to redeem any of the Founder Shares in connection with a stockholder vote to approve the Business Combination, as provided in the Letter Agreement;

•        the fact that our Sponsor has agreed to waive its right to liquidating distributions from the Trust Account with respect to its Founder Shares if we fail to complete an initial business combination by the applicable deadline;

•        if the Trust Account is liquidated, including in the event we are unable to complete an initial business combination within the required time period, our Sponsor has agreed to indemnify us to ensure that the proceeds in the Trust Account are not reduced below $10.00 per public share, or such lesser per public share amount as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which we have entered into an acquisition agreement or claims of any third party (other than our independent public accountants) for services rendered or products sold to us, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account;

•        the continued indemnification of our existing directors and officers and the continuation of our directors’ and officers’ liability insurance after the Business Combination;

•        the fact that Phyllis Newhouse will remain a board member of New Heliogen after the Business Combination and shall be entitled to receive compensation for serving on the board of directors of New Heliogen after the Business Combination;

•        the fact that Cohen & Company Capital Markets, a division of J.V.B. Financial Group, LLC, served as a capital markets advisor to the Company in connection with the Business Combination in consideration for the reimbursement of expenses incurred in connection with its services and the agreement by Athena to indemnify CCM for certain liabilities arising out of the engagement, and is an affiliate of a passive member of Athena’s Sponsor;

•        the fact that two of Heliogen’s existing equity holders entered into Subscription Agreements to acquire shares of Common Stock in the PIPE Investment;

•        the fact that our Sponsor, officers and directors will lose their entire investment in us if an initial business combination is not consummated by the applicable deadline. Prior to the Company’s initial public offering, our Sponsor purchased an aggregate of 9,816,667 Founder Shares for an aggregate purchase price of $25,000, or approximately $0.003 per share (as compared to the $10.00 per share price being used to determine the number of shares of Common Stock being issued to the Heliogen equity holders in the Business Combination or at which the PIPE Investors have agreed to purchase Common Stock). On May 3, 2021, the Sponsor forfeited 1,250,000 Founder Shares when the over-allotment option granted to the underwriters in the Company’s initial public offering expired unexercised, which resulted in the Sponsor holding 8,566,667 Founder Shares. Additionally, the Sponsor purchased from the Company an aggregate of 700,000 Private Placement Units at a price of $10.00 per unit simultaneously with the consummation of the Company’s initial public offering for an aggregate purchase price of $7.0 million. The 8,566,667 Founder Shares owned by the Sponsor would have had an aggregate market value of approximately $85.6 million based upon the closing price of $9.99 per public share on the NYSE on November 18, 2021, the most recent practicable date prior to the date of this proxy statement/prospectus. The 700,000 Private Placement Units held by the Sponsor would have had an aggregate market value of approximately $7.48 million based upon the closing price of $10.69 per public unit on the NYSE on November 17, 2021 the most recent practicable date prior to the date of this proxy statement/prospectus. Also, the Private Placement Warrants issued to our Sponsor as part of the Private Placement Units would have an aggregate market value of approximately $0.467 million based upon the closing price of $2.00 per warrant on the NYSE on November 18, 2021, the most recent practicable date prior to the date of this proxy statement/prospectus, and the shares of Athena Common Stock issuable upon exercise of the Private Placement Warrants issued to our Sponsor as part of the Private Placement Units would have an aggregate market value of approximately $2.3 million based upon the closing price of $9.99 per share of Athena Common Stock on the NYSE on November 18, 2021, the most recent practicable date prior to the date of this proxy statement/prospectus. Additionally, the Sponsor, officers and directors do not currently have any unreimbursed out-of-pocket expenses in connection with the Business Combination; and

•        the fact that, based on the difference in the purchase price of approximately $0.003 per share that the Sponsor paid for the Founder Shares, as compared to the purchase price of $10.00 per unit sold in the Company’s initial public offering, the Sponsor may earn a positive rate of return on their investment even if the share price of New Heliogen Common Stock falls significantly below the per share value implied in the Business Combination of $10.00 per share and the public stockholders of the Company experience a negative rate of return.

Broker Non-Votes and Abstentions

Abstentions are considered present for the purposes of establishing a quorum. Abstentions will have the same effect as a vote “AGAINST” the NYSE Stock Issuance Proposal, the Incentive Plan Proposal and the Employee Stock Purchase Plan Proposal, but will have no effect on the Business Combination Proposal, the Charter Amendment Proposal, the Election of Directors Proposal and the Adjournment Proposal.

In general, if your shares are held in “street” name and you do not instruct your broker, bank or other nominee on a timely basis on how to vote your shares, your broker, bank or other nominee, in its sole discretion, may either leave your shares unvoted or vote your shares on routine matters, but not on any non-routine matters. None of the proposals at the Special Meeting are routine matters. As such, without your voting instructions, your brokerage firm cannot vote your shares on any proposal to be voted on at the Special Meeting. Broker non-votes will count as a vote “AGAINST” the Charter Amendment Proposal, but will not have any effect on the outcome of any other Proposals.

Voting Your Shares — Stockholders of Record

If you are a Company stockholder of record, you may vote by mail or in person at the Special Meeting. Each share of our Common Stock that you own in your name entitles you to one vote on each of the proposals for the Special Meeting. Your one or more proxy cards show the number of shares of our Common Stock that you own.

Voting by Mail.    You can vote your shares by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. By signing the proxy card and returning it in the enclosed prepaid and addressed envelope, you are authorizing the individuals named on the proxy card to vote your shares at the Special Meeting in the manner you indicate. We encourage you to sign and return the proxy card even if you plan to attend the Special Meeting so that your shares will be voted if you are unable to attend the Special Meeting. If you receive more than one proxy card, it is an indication that your shares are held in multiple accounts. Please sign and return all proxy cards to ensure that all of your shares are voted. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the Special Meeting. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares of our Common Stock will be voted as recommended by our Board. Our Board recommends voting “FOR” the Business Combination Proposal, “FOR” the NYSE Stock Issuance Proposal, “FOR” the Charter Amendment Proposal, “FOR” the Incentive Plan Proposal, “FOR” the Employee Stock Purchase Plan Proposal, “FOR” the Election of Directors Proposal and “FOR” the Adjournment Proposal. Votes submitted by mail must be received by 10:00 a.m., Eastern Time, on December 28, 2021.

Voting at the Meeting — We will be hosting the Special Meeting via live webcast. If you attend the Special Meeting, you may submit your vote at the Special Meeting online at http://www.cstproxy.com/athenatechnology/2021, in which case any votes that you previously submitted will be superseded by the vote that you cast at the Special Meeting. See “Registering for the Special Meeting” above for further details on how to attend the Special Meeting.

Voting Your Shares — Beneficial Owners

If your shares are held in an account at a brokerage firm, bank or other nominee, then you are the beneficial owner of shares held in “street name” and this proxy statement/prospectus is being sent to you by that broker, bank or other nominee. The broker, bank or other nominee holding your account is considered to be the stockholder of record for purposes of voting at the Special Meeting. As a beneficial owner, you have the right to direct your broker, bank or other nominee regarding how to vote the shares in your account by following the instructions that the broker, bank or other nominee provides you along with this proxy statement/prospectus. As a beneficial owner, if you wish to vote at the Special Meeting, you will need to bring to the Special Meeting a legal proxy from your broker, bank or other nominee authorizing you to vote those shares. Please see “Attending the Special Meeting” below for more details.

Revoking Your Proxy

If you give a proxy, you may revoke it at any time before the Special Meeting or at the Special Meeting by doing any one of the following:

•        you may send another proxy card with a later date;

•        you may notify the Company’s Secretary in writing to c/o Athena Technology Acquisition Corp. 125 Townpark Drive, Suite 300, Kennesaw, GA 30144, Attn: Secretary, before the Special Meeting that you have revoked your proxy; or

•        you may attend the Special Meeting, revoke your proxy, and vote in person, as indicated above.

No Additional Matters

The Special Meeting has been called only to consider the approval of the Business Combination Proposal, the NYSE Stock Issuance Proposal, the Charter Amendment Proposal, the Incentive Plan Proposal, the Employee Stock Purchase Plan Proposal, the Election of Directors Proposal and the Adjournment Proposal. Under our bylaws, other than procedural matters incident to the conduct of the Special Meeting, no other matters may be considered at the Special Meeting if they are not included in this proxy statement/prospectus, which serves as the notice of the Special Meeting.

Who Can Answer Your Questions About Voting

If you have any questions about how to vote or direct a vote in respect of your shares of our Common Stock, you may contact Morrow, our proxy solicitor, at (203) 658-9400 (call collect), (800) 662-5200 (call toll-free), or by sending an e-mail to ATHN.info@investor.morrowsodali.com.

Redemption Rights

Pursuant to our certificate of incorporation, any holders of our public shares may demand that such shares be redeemed in exchange for a pro rata share of the aggregate amount on deposit in the Trust Account, including interest (which interest shall be net of taxes payable), calculated as of two business days prior to the consummation of the Business Combination. If demand is properly made and the Business Combination is consummated, these shares, immediately prior to the Business Combination, will cease to be outstanding and will represent only the right to receive a pro rata share of the aggregate amount on deposit in the Trust Account which holds the proceeds of our IPO (calculated as of two business days prior to the consummation of the Business Combination, including interest (which interest shall be net of taxes payable). For illustrative purposes, based on the fair value of marketable securities held in the Trust Account of approximately $250.0 million as of September 30, 2021, the estimated per share redemption price would have been approximately $10.00 on such date. Public stockholders may elect to redeem their shares even if they vote for the Business Combination. Any request to redeem public shares, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with our consent, until the Closing. If we receive valid redemption requests from holders of public shares prior to the redemption deadline, we may, at our sole discretion, following the redemption deadline and until the date of Closing, seek and permit withdrawals by one or more of such holders of their redemption requests. We may select which holders to seek such withdrawals of redemption requests from based on any factors we may deem relevant, and the purpose of seeking such withdrawals may be to increase the funds held in the Trust Account, including where we otherwise would not satisfy the closing condition to have cash or cash equivalents from any source that equal or exceed $150,000,000, including the cash available to Athena from the Trust Account (after any redemptions by the Athena stockholders and the payment of any deferred underwriting expenses of Athena not related to the Business Combination) and the proceeds from the PIPE Investment.

In order to exercise your Redemption Rights, you must:

•        if you hold public units, separate the underlying public shares and public warrants;

•        prior to 5:00 p.m., local time, on December 24, 2021 (two business days before the Special Meeting), tender your shares physically or electronically and submit a request in writing that we redeem your public shares for cash to Continental Stock Transfer & Trust Company, our Transfer Agent, at the following address:

Continental Stock Transfer & Trust Company
1 State Street – 30th Floor
New York, New York 10004
Attention: Mark Zimkind
E-mail: mzimkind@continentalstock.com

•        in your request to Continental Stock Transfer & Trust Company for redemption, you must also affirmatively certify if you “ARE” or “ARE NOT” acting in concert or as a “group” (as defined in Section 13d-3 of the Exchange Act) with any other stockholder with respect to shares of Common Stock; and

•        deliver your public shares either physically or electronically through DTC’s DWAC system to our Transfer Agent at least two business days before the Special Meeting. Stockholders seeking to exercise their Redemption Rights and opting to deliver physical certificates should allot sufficient time to obtain physical certificates from the Transfer Agent and time to effect delivery. It is our understanding that stockholders should generally allot at least two weeks to obtain physical certificates from the Transfer Agent. However, we do not have any control over this process and it may take longer than two weeks. Stockholders who hold their shares in street name will have to coordinate with their bank, broker or other nominee to have the shares certificated or delivered electronically. If you do not submit a written request and deliver your public shares as described above, your shares will not be redeemed.

Stockholders seeking to exercise their Redemption Rights, whether they are record holders or hold their shares in “street name” are required to either tender their certificates to our Transfer Agent prior to the date that is two business days prior to the Special Meeting, or to deliver their shares to the Transfer Agent electronically using DTC’s DWAC system, at such stockholder’s option. The requirement for physical or electronic delivery prior to the Special Meeting ensures that a redeeming stockholder’s election to redeem is irrevocable once the Business Combination is approved.

Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests (and submitting shares to the transfer agent) and thereafter, with our consent, until the vote is taken with respect to the Business Combination. If you delivered your shares for redemption to our transfer agent and decide within the required timeframe not to exercise your Redemption Rights, you may request that our transfer agent return the shares (physically or electronically). You may make such request by contacting our Transfer Agent at the address listed above.

Holders of outstanding public units must separate the underlying public shares and public warrants prior to exercising Redemption Rights with respect to the public shares.

If you hold public units registered in your own name, you must deliver the certificate for such public units to Continental Stock Transfer & Trust Company, our Transfer Agent, with written instructions to separate such public units into public shares and public warrants. This must be completed far enough in advance to permit the mailing of the public share certificates back to you so that you may then exercise your Redemption Rights upon the separation of the public shares from the public units.

If a broker, dealer, commercial bank, trust company or other nominee holds your public units, you must instruct such nominee to separate your public units. Your nominee must send written instructions by facsimile to Continental Stock Transfer & Trust Company, our Transfer Agent. Such written instructions must include the number of public units to be split and the nominee holding such public units. Your nominee must also initiate electronically, using DTC’s DWAC system, a withdrawal of the relevant units and a deposit of an equal number of public shares and completed far enough in advance to permit your nominee to exercise your Redemption Rights upon the separation of the public shares from the public units. While this is typically done electronically on the same business day, you should allow at least one full business day to accomplish the separation. If you fail to cause your public shares to be separated in a timely manner, you will likely not be able to exercise your Redemption Rights.

Each redemption of shares of Common Stock by our public stockholders will reduce the amount in the Trust Account. The Business Combination Agreement provides that the obligation of Heliogen to consummate the Business Combination is conditioned on the amount of cash or cash equivalents that we have from any source will be no less than an aggregate amount of $150,000,000, including the cash available to Athena from the Trust Account (after any redemptions by the Athena stockholders and the payment of any deferred underwriting expenses of Athena not related to the Business Combination) and the proceeds from the PIPE Investment. This condition to closing in the Business Combination Agreement is for the sole benefit of the parties thereto and may be waived by Heliogen. If, as a result of redemptions of Common Stock by our public stockholders, this condition is not met (or waived), then Heliogen may elect not to consummate the Business Combination. In addition, in no event will we redeem shares of our Common Stock in an amount that would result in the Company’s failure to have net tangible assets equaling or exceeding $5,000,001 (so that we are not subject to the SEC’s “penny stock” rules). Holders of our outstanding public warrants do not have redemption rights in connection with the Business Combination.

Prior to exercising Redemption Rights, stockholders should verify the market price of our Common Stock as they may receive higher proceeds from the sale of their Common Stock in the public market than from exercising their Redemption Rights if the market price per share is higher than the redemption price. We cannot assure you that you will be able to sell your shares of our Common Stock in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in our Common Stock when you wish to sell your shares.

If you exercise your Redemption Rights, your shares of our Common Stock will cease to be outstanding immediately prior to the Business Combination and will only represent the right to receive a pro rata share of the aggregate amount on deposit in the Trust Account. You will no longer own those shares and will have no right to participate in, or have any interest in, the future growth of the post-combination company, if any. You will be entitled to receive cash for these shares only if you properly and timely demand redemption.

If the Business Combination is not approved and we do not consummate an initial business combination by March 16, 2023, unless we amend our certificate of incorporation to extend the time that we have to consummate a business combination, we will be required to dissolve and liquidate our Trust Account by returning the then remaining funds in such account to the public stockholders and our warrants will expire worthless.

Appraisal Rights

Appraisal rights are not available to holders of shares of our Common Stock in connection with the Business Combination.

Proxy Solicitation Costs

The Company is soliciting proxies on behalf of its Board. This proxy solicitation is being made by mail, but also may be made by telephone or in person. The Company has engaged Morrow to assist in the solicitation of proxies for the Special Meeting. The Company and its directors, officers and employees may also solicit proxies in person. The Company will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions.

The Company will bear the entire cost of the proxy solicitation, including the preparation, assembly, printing, mailing and distribution of the proxy materials. The Company will pay Morrow a fee of $32,500.00, plus disbursements, reimburse Morrow for its reasonable out-of-pocket expenses and indemnify Morrow and its affiliates against certain claims, liabilities, losses, damages and expenses for their services as our proxy solicitor. We will reimburse brokerage firms and other custodians for their reasonable out-of-pocket expenses for forwarding the proxy materials to our stockholders. Directors, officers and employees of the Company who solicit proxies will not be paid any additional compensation for soliciting proxies.

PROPOSAL NO. 1 — APPROVAL OF THE BUSINESS COMBINATION

We are asking our stockholders to approve and adopt the Business Combination Agreement and the Business Combination. Our stockholders should carefully read this proxy statement/prospectus in its entirety for more detailed information concerning the Business Combination Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus. Please see the subsection below entitled “The Business Combination Agreement” for additional information and a summary of certain terms of the Business Combination Agreement. You are urged to read carefully the Business Combination Agreement in its entirety before voting on this proposal.

Because we are holding a special meeting of stockholders to vote on the Business Combination, pursuant to the terms of Section 9.2(e) of our current amended and restated certificate of incorporation, we may consummate the Business Combination only if it is approved by the affirmative vote (online or by proxy) of the holders of a majority of the outstanding shares of our Common Stock entitled to vote and actually cast thereon online at the special meeting, voting as a single class.

The Business Combination Agreement

This subsection of the proxy statement/prospectus describes the material provisions of the Business Combination Agreement but does not purport to describe all of the terms of the Business Combination Agreement. The following summary is qualified in its entirety by reference to the complete text of the Business Combination Agreement, a copy of which is attached as Annex A hereto. You are urged to read the Business Combination Agreement in its entirety because it is the primary legal document that governs the Business Combination. All capitalized terms used in this Proposal No. 1 but not otherwise defined herein shall have the meanings assigned to such terms in the Business Combination Agreement.

The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Business Combination Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made and will be made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Business Combination Agreement. The representations, warranties and covenants in the Business Combination Agreement are also modified in important part by the underlying disclosure schedules, which we refer to as the “Schedules,” which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to stockholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts.

General: Structure of the Business Combination

On July 6, 2021, Athena, HelioMax Merger Sub and Heliogen entered into the Business Combination Agreement (as it may be amended from time to time), pursuant to which HelioMax Merger Sub and Heliogen will consummate the Merger. The terms of the Business Combination Agreement contain customary representations and warranties, covenants, closing conditions, termination provisions and other terms relating to the Merger and the other transactions contemplated thereby and are summarized below.

The Merger is to become effective by the filing of a certificate of merger with the Secretary of State of the State of Delaware and will be effective immediately upon such filing or upon such later time as may be agreed by the parties and specified in such certificate of merger. The parties will hold the Closing immediately prior to such filing of a certificate of merger, on the Closing Date to be specified by Athena and Heliogen, following the satisfaction or waiver (to the extent such waiver is permitted by applicable law) of the conditions set forth in the Business Combination Agreement (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time), but in no event later than three business days after the satisfaction or waiver, if legally permissible, of each of the conditions to the completion of the Business Combination (or on such other date, time or place as Athena and Heliogen may mutually agree).

Each share of Heliogen capital stock issued and outstanding immediately prior to the effective time of the Business Combination (including each share of Heliogen Restricted Stock (as defined in the Business Combination Agreement)) will be canceled and converted into the right to receive a number of shares of Athena Common Stock equal to the Exchange Ratio (as defined in the Business Combination Agreement). The Exchange Ratio will be equal to the quotient of the Aggregate Merger Consideration (as defined in the Business Combination Agreement)

divided by the sum of the aggregate number of shares of Heliogen Common Stock (including shares of Heliogen Restricted Stock) issued and outstanding immediately prior to the effective time of the Business Combination (and, for the avoidance of doubt, following the Heliogen SAFE Conversion (whereby each Heliogen SAFE that is issued and outstanding immediately prior to the Effective Time will convert automatically into the number of shares of Heliogen Common Stock equal to the SAFE purchase amount divided by a price per share calculated based on a valuation cap of the Company of $750,000,000 on the outstanding capitalization of the Company immediately prior to the public liquidity event), the Heliogen Warrant Conversion (whereby each Heliogen Warrant that is issued and outstanding immediately prior to the Effective Time will convert automatically into the number of shares of Heliogen Common Stock pursuant to the terms of the Heliogen warrant agreement) and the Heliogen Preferred Conversion (whereby each Heliogen Preferred Share that is issued and outstanding immediately prior to the Effective Time will be automatically converted into a number of shares of Heliogen Common Stock at the then effective conversion rate as calculated pursuant to Heliogen’s organizational documents)) plus the aggregate number of shares of Heliogen Common Stock issuable upon the full exercise, settlement, exchange or conversion of Company Options (as defined in the Business Combination Agreement) and Company RSU Awards (as defined in the Business Combination Agreement) that are outstanding as of immediately prior to the Effective Time.

Conversion of Securities

At the effective time of the Merger, by virtue of the Merger and without any action on the part of Athena, HelioMax Merger Sub, Heliogen or the holders of any of Heliogen’s securities:

•        each share of Heliogen Common Stock issued and outstanding immediately prior to the effective time of the Merger (including each share of Heliogen Restricted Stock (as defined in the Business Combination Agreement)) will be canceled and converted into the right to receive the number of shares of our Athena Common Stock equal to the Exchange Ratio;

•        all shares of Heliogen Common Stock held in the treasury of Heliogen, if applicable, will be canceled without any conversion thereof and no payment or distribution will be made with respect thereto;

•        each share of HelioMax Merger Sub Common Stock issued and outstanding immediately prior to the effective time of the Merger will be converted into and exchanged for one validly issued, fully paid and nonassessable share of Heliogen Common Stock;

•        in lieu of any fractional share of Common Stock to which holders of Heliogen Common Stock would otherwise be entitled, fractional shares shall be rounded up to the nearest whole share of Heliogen Common Stock;

•        each Company Option that is outstanding and unexercised as of immediately prior to the effective time of the Merger shall be assumed by Athena and converted into an option to purchase a number of shares of Athena Common Stock (rounded down to the nearest whole share) equal to the number of shares subject to such Company Option multiplied by the Exchange Ratio at an exercise price equal to the Company Option’s exercise price divided by the Exchange Ratio (rounded up to the nearest whole cent); and

•        each Company RSU Award that is outstanding as of immediately prior to the effective time of the Merger shall be assumed by Athena and converted into an award of restricted stock units in respect of a number of shares of Athena Common Stock (rounded down to the nearest whole share) equal to the number of Common Shares covered by the Company RSU Award multiplied by the Exchange Ratio.

Certificate of Incorporation; Bylaws

At the effective time of the Merger, the certificate of incorporation of HelioMax Merger Sub, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation of the Surviving Corporation, except that references therein to HelioMax Merger Sub shall be treated as references to the Surviving Corporation, until thereafter amended as provided by law and such certificate of incorporation. After the Effective Time, Heliogen shall cause the certificate of incorporation of the Surviving Corporation to be amended and restated as provided in the Business Combination Agreement.

In addition, at the effective time of the Merger, Athena shall amend and restate its amended and restated certificate of incorporation as provided in the Business Combination Agreement, which shall among other things result in Athena being renamed as “Heliogen, Inc.”

Closing

The Closing will occur as promptly as practicable, but in no event later than three business days following the satisfaction or, if permissible, waiver of all of the closing conditions.

Representations, Warranties and Covenants

The Business Combination Agreement contains customary representations, warranties and covenants of Athena, HelioMax Merger Sub and Heliogen relating to, among other things, their ability to enter into the Business Combination Agreement and their respective outstanding capitalization. These representations and warranties are subject to materiality, knowledge and other similar qualifications in many respects and expire at the effective time of the Merger. These representations and warranties have been made solely for the benefit of the other parties to the Business Combination Agreement.

The Business Combination Agreement contains representations and warranties made by Heliogen to Athena and HelioMax Merger Sub relating to a number of matters, including the following:

•        organization and qualification to do business; subsidiaries;

•        certificate of incorporation and bylaws;

•        capitalization;

•        authority to enter into the Business Combination Agreement;

•        absence of conflicts with organizational documents, applicable laws or certain other agreements and required filings and consents;

•        permits and compliance;

•        information privacy and security compliance;

•        financial statements;

•        absence of changes or events;

•        absence of litigation;

•        employee benefit plans;

•        labor and employment matters;

•        real property and title to assets;

•        intellectual property;

•        taxes;

•        environmental matters;

•        material contracts;

•        international trade laws;

•        insurance;

•        approval of the board and the stockholders;

•        certain business practices;

•        interested party transactions;

•        Exchange Act and Investment Company Act;

•        brokers; and

•        exclusivity of the representations and warranties made by Heliogen.

The Business Combination Agreement contains representations and warranties made by Athena and HelioMax Merger Sub to Heliogen relating to a number of matters, including the following:

•        corporate organization;

•        certificate of incorporation and bylaws;

•        capitalization;

•        authority to enter into the Business Combination Agreement;

•        absence of conflicts with organizational documents, applicable laws or certain other agreements and required filings and consents;

•        compliance;

•        proper filing of documents with the SEC, financial statements and compliance with the Sarbanes-Oxley Act;

•        absence of certain changes or events;

•        absence of litigation;

•        approval of the board and the stockholders;

•        no prior operations of HelioMax Merger Sub;

•        brokers;

•        transactions with related parties;

•        the Trust Account;

•        employees;

•        taxes;

•        business activities;

•        Reporting Company;

•        Investment Company;

•        application of takeover protections;

•        no undisclosed liabilities;

•        indebtedness;

•        Athena and HelioMax Merger Sub’s investigation and reliance; and

•        exclusivity of the representations and warranties made by Athena and HelioMax Merger Sub.

Conduct of Business Pending the Business Combination

Heliogen has agreed that, prior to the effective time of the Business Combination or termination of the Business Combination Agreement, subject to certain exceptions, it will conduct its business in the ordinary course of business and in a manner consistent with past practice. Heliogen has also agreed to use its reasonable best efforts to preserve substantially intact its business organization, to keep available the services of its current officers, key employees and consultants and to preserve the current relationships of Heliogen with customers, suppliers and any other person with which Heliogen has significant business relations. Heliogen has also agreed to conduct its business in compliance with applicable Law (as defined in the Business Combination Agreement) and to notify Athena promptly in the event that any of the representations contained in the Business Combination Agreement ceases to be true and complete in all respects.

In addition to the general covenants above, Heliogen has agreed that prior to the effective time of the Business Combination, subject to specified exceptions, it will not, without the written consent of Athena (which may not be unreasonably conditioned, withheld or delayed):

•        amend or otherwise change its certificate of incorporation, bylaws or equivalent organizational documents;

•        issue, sell, pledge, dispose of, grant or encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of, any shares of any class of capital stock of Heliogen, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including, without limitation, any phantom interest) (other than the issuance of Heliogen Common Stock upon the exercise of Company Options), of Heliogen or any material assets of Heliogen;

•        declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock;

•        reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its capital stock, other than redemptions of equity securities from former employees upon the terms set forth in the underlying agreements governing such equity securities;

•        (A) acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets or any other business combination) any corporation, partnership, other business organization or any division thereof in an amount in excess of $1,000,000; or (B) incur any indebtedness for borrowed money in excess of $500,000 or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any person, or make any loans or advances, or intentionally grant any security interest in any of its assets, in each case, except in the ordinary course of business and consistent with past practice;

•        (A) grant any increase in the compensation, incentives or benefits payable or to become payable to any current or former director, officer, employee or consultant of Heliogen as of the date of the Business Combination Agreement, other than increases in base compensation of employees in the ordinary course of business, (B) enter into any new, or materially amend any existing employment or severance or termination agreement with any current or former director, officer, employee or consultant, (C) accelerate or commit to accelerate the funding, payment, or vesting of any compensation or benefits to any current or former director, officer, employee or consultant or (D) hire or otherwise enter into any employment or consulting agreement or arrangement with any person or terminate any current or former director, officer, employee or consultant provider whose compensation would exceed, on an annualized basis, $250,000;

•        amend, other than reasonable and usual amendments in the ordinary course of business, accounting policies or procedures, other than as required by GAAP;

•        make, change or revoke any material Tax (as defined in the Business Combination Agreement) election, amend a material Tax Return (as defined in the Business Combination Agreement) or settle or compromise any material United States federal, state, local or non-United States income Tax liability;

•        other than as required by Law (as defined in the Business Combination Agreement) or pursuant to the terms of an agreement entered into prior to the date of the Business Combination Agreement or that Heliogen is not prohibited from entering into after the date of the execution of the Business Combination Agreement, grant any severance or termination pay to, any director or officer of Heliogen, other than in the ordinary course of business consistent with past practice;

•        adopt, amend and/or terminate any Plan (as defined in the Business Combination Agreement) except as may be required by applicable Law, is necessary in order to consummate the Business Combination, or and Plan renewals in the ordinary course of business

•        materially amend, modify or consent to the termination (excluding any expiration in accordance with its terms) of any material contract or amend, waive, modify or consent to the termination (excluding any expiration in accordance with its terms) of Heliogen’s material rights thereunder, in each case in a manner that is adverse to Heliogen except in the ordinary course of business;

•        make any alterations or improvements to the Owned Real Property (as defined in the Business Combination Agreement) or the Leased Real Property (as defined in the Business Combination Agreement), or amend any written or oral agreements affecting the Owned Real Property or the Leased Real Property;

•        intentionally permit any material item of intellectual property owned by Heliogen to lapse or to be abandoned, invalidated, dedicated to the public, or disclaimed, or otherwise become unenforceable or fail to perform or make any applicable filings, recordings or other similar actions or filings, or fail to pay all required fees and taxes required or advisable to maintain and protect its interest in each and every material item of intellectual property owned by Heliogen;

•        enter into any formal or informal agreement or otherwise make a binding commitment to do any of the foregoing; or

•        take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent or impede the transactions set forth in the Business Combination Agreement from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

Heliogen, Athena and HelioMax Merger Sub have agreed that nothing in the Business Combination Agreement will require Heliogen to obtain consent from Athena to do any of the foregoing if obtaining such consent would reasonably be expected to violate applicable Law, and nothing contained in the Business Combination Agreement will give to Athena, directly or indirectly, the right to control or direct the operations of Heliogen in a manner which may violate the HSR Act or other Antitrust Law. Prior to the Closing Date, each of Athena and Heliogen will exercise, consistent with the terms and conditions of the Business Combination Agreement, complete control and supervision of its respective operations, as required by Law.

Athena has agreed that, prior to the effective time of the Business Combination or termination of the Business Combination Agreement, it will conduct its business, and cause HelioMax Merger Sub to conduct its business, in the ordinary course of business and in a manner consistent with past practice. In addition, Athena has agreed that prior to the effective time of the Business Combination, subject to specified exceptions, it will not, and will cause HelioMax Merger Sub not to, without the written consent of Heliogen (which may not be unreasonably withheld, conditioned or delayed):

•        amend or otherwise change its organizational documents or the organizational documents of HelioMax Merger Sub, or form any subsidiary of Athena other than HelioMax Merger Sub;

•        declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, other than redemptions from the Trust Account that are required pursuant to the Athena organizational documents;

•        reclassify, combine, split, subdivide, redeem, purchase or otherwise acquire, directly or indirectly, any of the Athena Common Stock or warrants except for redemptions from the Trust Account that are required pursuant to the Athena organizational documents;

•        issue, sell, pledge, dispose of, grant, encumber or authorize the issuance, sale, pledge, disposition, grant or encumbrance of, any shares of any class of capital stock or other securities of Athena or HelioMax Merger Sub, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including, without limitation, any phantom interest), of Athena or HelioMax Merger Sub;

•        acquire (including, without limitation, by merger, consolidation or acquisition of stock or assets or any other business combination) any corporation, partnership or other business organization, , purchase a material portion of the assets or equity of, any corporation, partnership, other business organization or any division thereof, or enter into any strategic joint ventures, partnerships or alliances with any other person;

•        incur any indebtedness for borrowed money or guarantee any such indebtedness of another person or persons, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of Athena, as applicable, enter into any “keep well” or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing, in each case, except in the ordinary course of business consistent with past practice;

•        make any change in any method of financial accounting or financial accounting principles, policies, procedures or practices, except as required by the SEC Warrant Statement, a concurrent amendment in GAAP or applicable Law made subsequent to the date hereof, as agreed to by its independent accountants;

•        make any material Tax election or settle or compromise any material United States federal, state, local or non-United States income Tax liability, except in the ordinary course consistent with past practice;

•        liquidate, dissolve, reorganize or otherwise wind up the business and operations of Athena or HelioMax Merger Sub;

•        amend the trust agreement or any other agreement related to the Trust Account; or

•        take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent or impede the transactions set forth in the Business Combination Agreement as a “reorganization” within the meaning of Section 368(a) of the Code;

•        enter into any formal or informal agreement or otherwise make a binding commitment to do any of the foregoing.

Heliogen, Athena and HelioMax Merger Sub have agreed that, notwithstanding the foregoing, nothing contained in the Business Combination Agreement will give to Heliogen, directly or indirectly, the right to control or direct the operations of Athena in a manner which may violate the HSR Act or other Antitrust Law (each as defined in the Business Combination Agreement).

Proxy Statement/Prospectus

Athena and Heliogen agreed to prepare and file with the SEC this proxy statement/prospectus to be sent to the stockholders of Athena relating to the special meeting to consider the Proposals as promptly as practicable after the execution of the Business Combination Agreement and Athena’s receipt of the reviewed financial statements of the Heliogen for (i) the six (6) month period ended June 30, 2021 and (ii) each completed quarterly period required to be included in this proxy statement/prospectus, each audited or reviewed, as applicable, by a U.S. accounting firm registered with the PCAOB.

Athena Stockholders’ Meetings; Heliogen Stockholders’ Written Consent

Athena has agreed to call and hold the Special Meeting as promptly as practicable following the clearance of this proxy statement/prospectus by the SEC. Athena has agreed, through the Board, to recommend to its stockholders that they approve the Proposals and to include the recommendation of the Board in this proxy statement/prospectus.

Heliogen has agreed to seek the irrevocable written consent of certain of the holders of Heliogen Common Stock who are members of the Board of Directors of or in management of Heliogen, or other holders, who in the aggregate, hold a majority of the shares of Heliogen Common Stock (collectively, the “Key Heliogen Stockholders”), in favor of the approval and adoption of the Business Combination Agreement and the Business Combination and all other transactions contemplated by the Business Combination Agreement (the “Heliogen Written Consent”) as soon as reasonably practicable after this proxy statement/prospectus becomes effective, and in any event within one (1) Business Day (as defined in the Business Combination Agreement) after this proxy statement/prospectus becomes effective.

Exclusivity

From the date of the Business Combination Agreement and ending on the earlier of (a) the Closing and (b) the termination of the Business Combination Agreement, Heliogen will not, and will cause its representatives not to, directly or indirectly, (i) enter into, solicit, initiate or continue any discussions or negotiations with, or encourage or respond to any inquiries or proposals by, or participate in any negotiations with, or provide any information to, or otherwise cooperate in any way regarding a Heliogen Acquisition Proposal (as defined in the Business Combination Agreement), (ii) enter into any agreement regarding, continue or otherwise participate in any discussions regarding, or furnish to any person any information with respect to, or cooperate in any way that would otherwise reasonably be expected to lead to, any Heliogen Acquisition Proposal or (iii) commence, continue or renew any due diligence investigation regarding any Heliogen Acquisition Proposal; provided, that the execution, delivery and performance of the Business Combination Agreement and related documents and the consummation of the transactions contemplated thereby shall not be deemed a violation of this provision. Heliogen will, and will cause its affiliates and representatives to, immediately cease any and all existing discussions or negotiations with any person conducted heretofore with respect to any Heliogen Acquisition Proposal. Heliogen also agrees that it will promptly request each person (other than the parties to the Business Combination Agreement and their respective representatives) that has prior to the date thereof executed a confidentiality agreement in connection with its, his or her consideration of acquiring Heliogen to return or destroy all confidential information furnished to such person by or on behalf of it prior to the date thereof.

From the date of the Business Combination Agreement and ending on the earlier of (a) the Closing and (b) the termination of the Business Combination Agreement, Athena shall not, and shall cause is representatives not to, directly or indirectly, (i) enter into, solicit, initiate or continue any discussions or negotiations with, or encourage or respond to any inquiries or proposals by, or participate in any negotiations with, or provide any information to, or otherwise cooperate in any way regarding a Athena Acquisition Proposal (as defined in the Business Combination Agreement), (ii) enter into any agreement regarding, continue or otherwise participate in any discussions regarding, or furnish to any person any information with respect to, or cooperate in any way that would otherwise reasonably be expected to lead to, any Athena Acquisition Proposal or (iii) commence, continue or renew any due diligence investigation regarding any Athena Acquisition Proposal; provided, that the execution, delivery and performance of the Business Combination Agreement and related documents and the consummation of the transactions contemplated thereby shall not be deemed a violation of this provision. Heliogen shall, and shall cause its affiliates and representatives to, immediately cease any and all existing discussions or negotiations with any person conducted heretofore with respect to any Athena Acquisition Proposal. Athena also agrees that it will promptly request each person (other than the parties to the Business Combination Agreement and their respective Representatives) that has prior to the date thereof executed a confidentiality agreement in connection with its, his or her consideration of acquiring Athena to return or destroy all confidential information furnished to such person by or on behalf of it, him or her prior to the date thereof.

In addition to the other obligations under set forth above, if Heliogen or Athena or any of their respective representatives receives any inquiry or proposal with respect to a Heliogen Acquisition Proposal (with respect to Heliogen) or an Athena Acquisition Proposal (with respect to Athena or HelioMax Merger Sub) at any time prior to the Closing, then the other party shall promptly (and in no event later than twenty-four (24) hours after such party becomes aware of such inquiry or proposal) notify such person in writing that the party is subject to an exclusivity agreement that prohibits it from considering such inquiry or proposal, and will provide the other party with the non-confidential material terms of such inquiry or proposal. Without limiting the foregoing, the parties agreed that any violation of the restrictions set forth of this provision by Heliogen or Athena or their respective affiliates or representatives will be deemed to be a breach of this provision.

Stock Exchange Listing

Until the Closing, Athena will ensure that Athena remains listed as a public company on the NYSE, and shall prepare and submit to the NYSE a listing application, if required under the NYSE rules, covering the shares of Athena Common Stock issuable in the Business Combination, and shall obtain approval for the listing of such shares of Athena Common Stock and Heliogen shall reasonably cooperate with Athena with respect to such listing.

Other Covenants and Agreements

The Business Combination Agreement contains other covenants and agreements, including covenants related to:

•        Heliogen and Athena providing access to books and records and furnishing relevant information to the other party, subject to certain limitations and confidentiality provisions;

•        certain employee benefit matters including the establishment of an equity incentive award plan and employee stock purchase plan, each to be effective after the Closing;

•        director and officer indemnification;

•        prompt notification of certain matters;

•        Heliogen and Athena using reasonable best efforts to consummate the Business Combination;

•        public announcement relating to the Business Combination;

•        the intended tax treatment of the Business Combination;

•        cooperation regarding any filings required under the HSR Act;

•        Athena making disbursements from the Trust Account;

•        Athena taking all necessary action so that immediately after Closing the Board will be comprised of the individuals set forth in the Election of Directors Proposal;

•        Heliogen using reasonable best efforts to deliver copies of the reviewed financial statements of the Company for (i) the six (6) month period ended June 30, 2021 not later than thirty (30) days from the date hereof and (ii) each completed quarterly period required to be included in this proxy statement/prospectus, each audited or reviewed, as applicable, by a U.S. accounting firm registered with the PCAOB;

•        Athena not reducing the amount of the PIPE Investment or the subscription amount under any Subscription Agreement or reduce or impair the rights of Athena or the third-party beneficiary rights of the Company under any Subscription Agreement; and

•        Athena addressing the recent guidance of the SEC (and any subsequent guidance released during such period) with respect to the accounting of the Athena Warrants, and, if reasonably requested by Heliogen, Athena using commercially reasonable efforts to seek an amendment of the outstanding Athena Warrants, in a form reasonably acceptable to Athena and Heliogen, to cause such Athena Warrants to not be treated as liabilities on the balance sheet of Athena and, if permitted by applicable accounting guidance, to enable HelioMax Merger Sub, following the Closing, to account for the Athena Warrants as equity on the financial statements of HelioMax Merger Sub.

Conditions to Closing of the Business Combination Agreement

Mutual Conditions

The obligations of Athena, HelioMax Merger Sub and Heliogen to consummate the Business Combination are subject to the satisfaction or waiver (where permissible) at or prior to the Closing of the following conditions:

•        the Written Consent (as defined in the Business Combination Agreement) shall have been delivered to Athena;

•        the Proposals shall have been approved and adopted by the requisite affirmative vote of the Athena stockholders in accordance with this proxy statement/prospectus, the DGCL, the Athena organizational documents and the rules and regulations of the NYSE;

•        no governmental authority shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, judgment, decree, executive order or award which is then in effect and has the effect of making the Business Combination illegal or otherwise prohibiting consummation of the Business Combination;

•        all required filings under the HSR Act shall have been completed and any applicable waiting period (and any extension thereof) applicable to the consummation of the Business Combination under the HSR Act shall have expired or been terminated;

•        this proxy statement/prospectus shall have been declared effective under the Securities Act; no stop order suspending the effectiveness of this proxy statement/prospectus shall be in effect, and no proceedings for purposes of suspending the effectiveness of this proxy statement/prospectus shall have been initiated or be threatened by the SEC;

•        the shares of Athena Common Stock shall be listed on the NYSE as of the Closing Date;

•        the parties shall have caused the Initial Post-Closing New Heliogen Directors to be designated as directors on the New Heliogen Board;

•        Athena shall have at least $5,000,001 of net tangible assets following the exercise of redemption rights in accordance with Athena’s organizational documents.

Athena and HelioMax Merger Sub Conditions

The obligations of Athena and HelioMax Merger Sub to consummate the Business Combination are subject to the satisfaction or waiver (where permissible) at or prior to the Closing of the following additional conditions:

•        the representations and warranties of Heliogen contained in the sections entitled (a) “Organization and Qualification; Subsidiaries”, (b) “Authority Relative to this Agreement”, (c) “No Conflict; Required Filings and Consents” and (d) “Brokers” of the Business Combination Agreement shall each be true and correct in all material respects as of the Closing Date as though made on the Closing Date (without giving effect to any limitation as to “materiality” or “Heliogen Material Adverse Effect” or any similar limitation set forth therein), except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date; the representations and warranties of Heliogen contained in the section entitled “Capitalization” shall be true and correct in all respects as of the Closing Date as though made on the Closing Date, except for de minimis inaccuracies set forth therein; all other representations and warranties of Heliogen contained in the Business Combination Agreement shall be true and correct (without giving any effect to any limitation as to “materiality” or “Heliogen Material Adverse Effect” or any similar limitation set forth therein) as of the Closing Date, as though made on and as of the Closing Date, except (i) to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date and (ii) where the failure of such representations and warranties to be true and correct (whether as of the Closing Date or such earlier date), has not had, and would not be reasonably likely to have, individually or in the aggregate, a Heliogen Material Adverse Effect;

•        Heliogen shall have performed or complied in all material respects with all agreements and covenants required by the Business Combination Agreement to be performed or complied with by it at or prior to the effective time of the Business Combination;

•        Heliogen shall have delivered to Athena a customary officer’s certificate, dated the date of the Closing, certifying as to the satisfaction of certain conditions;

•        no Heliogen Material Adverse Effect shall have occurred between the date of the Business Combination Agreement and the Closing Date;

•        other than those persons identified as continuing directors in the Business Combination Agreement, all members of the Heliogen board of directors and the board of directors of the Heliogen subsidiaries, as required pursuant to the Business Combination Agreement, shall have executed written resignations effective as of the effective time of the Business Combination;

•        the Stockholder Support Agreement shall be in full force and effect, and no Key Heliogen Stockholder shall have attempted to repudiate or disclaim any of its or his obligations thereunder;

•        all parties to the Heliogen Registration Rights and Lock-Up Agreement (other than Athena) shall have delivered, or caused to be delivered, to Athena copies of the Heliogen Registration Rights and Lock-Up Agreement duly executed by all such parties;

•        on or prior to the Closing, Heliogen shall have delivered to Athena a properly executed certification that shares of Heliogen Common Stock are not “U.S. real property interests” in accordance with Treasury regulations under Sections 897 and 1445 of the Code, together with a notice to the IRS (which will be filed by Heliogen with the IRS following the Closing) in accordance with the provisions of Section 1.897-2(h)(2) of the Treasury regulations; and

•        Heliogen shall have effected the amendment to its Amended and Restated Certificate of Incorporation as contemplated in the Stockholder Support Agreement.

Some of the conditions to Athena’s obligations are qualified by the concept of a “Heliogen Material Adverse Effect.” Under the terms of the Business Combination Agreement, an “Heliogen Material Adverse Effect” means any event, circumstance, change, fact, condition, development, effect or occurrence (collectively, “Effect”) that, individually or in the aggregate with all other Effects, (a) is or would reasonably be expected to have a material adverse effect to the business, condition (financial or otherwise), assets, liabilities or operations of Heliogen and Heliogen’s Subsidiaries taken as a whole or (b) would prevent, materially delay or materially impede the performance by Heliogen of its obligations under this Agreement or the consummation of the Business Combination or any of the other transactions contemplated by the Business Combination Agreement; provided, however, that none of the following shall be deemed to constitute, alone or in combination, or be taken into account in the determination of whether, there has been or will be a Heliogen Material Adverse Effect: (i) any change or proposed change in or change in the interpretation of any Law or GAAP after the date of the Business Combination; (ii) events or conditions generally affecting the industries or geographic areas in which Heliogen operates; (iii) any downturn in general economic conditions, including changes in the credit, debt, securities, financial or capital markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets); (iv) acts of war, sabotage, civil unrest or terrorism, or any escalation or worsening of any such acts of war, sabotage, civil unrest or terrorism, or changes in global, national, regional, state or local political or social conditions; (v) any hurricane, tornado, flood, earthquake, natural disaster, or other acts of God, epidemic, pandemic, or disease outbreak (including COVID-19), (vi) any actions taken or not taken by Heliogen as required by this the Business Combination or any ancillary agreement, (vii) any Effect attributable to the announcement or execution, pendency, negotiation or consummation of the Business Combination or any of the other transactions (including the impact thereof on relationships with customers, suppliers, employees or Governmental Authorities (as defined in the Business Combination Agreement), (viii) any failure to meet any projections, forecasts, guidance, estimates, milestones, budgets or financial or operating predictions of revenue, earnings, cash flow or cash position, provided that this clause (viii) shall not prevent a determination that any change, event, or occurrence underlying such failure has resulted in a Heliogen Material Adverse Effect, (ix) any actions taken, or failures to take action, or such other changes or events, in each case, which Athena has requested or to which it has consented or which actions are contemplated by this Agreement, (x) any statements or items set forth in the Schedules, or (xi) the public announcement, pendency or completion of the Business Combination, except in the cases of clauses (i) through (iii), to the extent that Heliogen is disproportionately affected thereby as compared with other participants in the industries in which Heliogen operates.

Heliogen Conditions

The obligations of Heliogen to consummate the Business Combination are subject to the satisfaction or waiver (where legally permissible) at or prior to the Closing of the following additional conditions:

•        the representations and warranties of Athena and HelioMax Merger Sub contained in sections entitled (a) “Organization,” (b) “Authority Relative to this Agreement”, “No Conflict; Required Filings and Consents” and (d) “Brokers” shall each be true and correct in all material respects as of the Closing Date as though made on the Closing Date (without giving effect to any limitation as to “materiality” or “Athena Material Adverse Effect” or any similar limitation set forth therein), except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date; all other representations and warranties of Athena and HelioMax Merger Sub contained in the Business Combination Agreement shall be true and correct (without giving any effect to any limitation as to “materiality” or “Athena Material Adverse Effect” or any similar limitation set forth therein) in all respects as of the Closing Date, as though made on and as of the Closing Date, except (i) to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date and (ii) where the failure of such representations and warranties to be true and correct (whether as of the Closing Date or such earlier date), has not had, and would not reasonably likely to have, individually or in the aggregate, an Athena Material Adverse Effect;

•        Athena and HelioMax Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by the Business Combination Agreement to be performed or complied with by it at or prior to the effective time of the Business Combination;

•        Athena shall have delivered to Heliogen a customary officer’s certificate (signed by the President of Athena), dated the date of the Closing, certifying as to the satisfaction of certain conditions;

•        no Athena Material Adverse Effect shall have occurred between the date of the Business Combination Agreement and the Closing Date;

•        other than Phyllis Newhouse, all other members of the Board shall have executed written resignations effective as of the effective time of the Business Combination Agreement;

•        a supplemental listing shall have been filed with the NYSE as of the Closing Date to list the shares constituting the Heliogen merger consideration;

•        Athena shall have an aggregate amount of cash and cash equivalents available from any sources of not less than $150,000,000 including the cash available to Athena from the Trust Account (after any redemptions by the Athena stockholders and the payment of any deferred underwriting expenses of Athena not related to the Business Combination) and the proceeds from the PIPE Investment;

•        the Sponsor Support Agreement shall be in full force and effect, and the Sponsor shall not have attempted to repudiate or disclaim any of its obligations thereunder;

•        the A&R Sponsor Letter Agreement shall be in full force and effect and none of the parties thereto shall have attempted to repudiate or disclaim any of their respective obligations thereunder.

Some of the conditions to Heliogen’s obligations are qualified by the concept of an “Athena Material Adverse Effect.” Under the terms of the Business Combination Agreement, an “Athena Material Adverse Effect” means any Effect that, individually or in the aggregate with all other Effects, (a) is or would reasonably be expected to be materially adverse to the business, financial condition or results of operations of Athena; or (b) would prevent, materially delay or materially impede the performance by Athena or HelioMax Merger Sub of their respective obligations under this Agreement or the consummation of the Business Combination or any of the other Transactions; provided, however, that none of the following shall be deemed to constitute, alone or in combination, or be taken into account in the determination of whether, there has been or will be a Athena Material Adverse Effect: (i) any change or proposed change in or change in the interpretation of any Law or GAAP after the date of this Agreement; (ii) any change or proposed changes in or change in the interpretation in accounting or reporting principles, requirements or the SEC Warrant Statement; (iii) events or conditions generally affecting the industries or geographic areas in which Athena operates; (iv) any downturn in general economic conditions, including changes in the credit, debt, securities, financial or capital markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets); (v) acts of war, sabotage, civil unrest or terrorism, or any escalation or worsening of any such acts of war, sabotage, civil unrest or terrorism, or changes in global, national, regional, state or local political or social conditions; (vi) any hurricane, tornado, flood, earthquake, natural disaster, or other acts of God, (vii) any actions taken or not taken by Athena as required by the Business Combination Agreement or any ancillary agreement, (viii) any Effect attributable to the announcement or execution, pendency, negotiation or consummation of the Business Combination or any of the other transaction, or (ix) any actions taken, or failures to take action, or such other changes or events, in each case, which the Company has requested or to which it has consented or which actions are contemplated by the Business Combination Agreement, except in the cases of clauses (i) through (iv), to the extent that Athena is disproportionately affected thereby as compared with other participants in the industry in which Athena operates.

Termination

The Business Combination Agreement may be terminated and the Business Combination may be abandoned at any time prior to the effective time of the Business Combination, notwithstanding any requisite approval and adoption of the Business Combination Agreement and the Business Combination by the stockholders of Heliogen or Athena, as follows:

•        by mutual written consent of Athena and Heliogen;

•        by either Athena or Heliogen, if the effective time of the Business Combination has not occurred prior to December 31, 2021 (the “Heliogen Outside Date”);

•        by either Athena or the Company if any Governmental Authority (as defined in the Business Combination Agreement) in the United States shall have enacted, issued, promulgated, enforced or entered any permanent injunction, order, decree or ruling which has become final and nonappealable and has the effect of making consummation of the Business Combination illegal or otherwise preventing or prohibiting consummation of the Business Combination;

•        by either Athena or Heliogen if any of the Proposals shall fail to receive the requisite vote for approval at the Stockholders’ Meeting (including any adjournments or postponements thereof);

•        by Athena if Heliogen shall have failed to deliver the Heliogen Written Consent to Athena within one (1) Business Day after this proxy statement/prospectus becomes effective;

•        by Athena upon a breach of any representation, warranty, covenant or agreement on the part of Heliogen set forth in the Business Combination Agreement, or if any representation or warranty of Heliogen will have become untrue, in either case such that the first two conditions described above in “Conditions to Closing of the Business Combination Agreement — Athena and HelioMax Merger Sub Conditions” would not be satisfied (a “Terminating Heliogen Breach”); provided that Athena has not waived such Terminating Heliogen Breach and Athena and HelioMax Merger Sub are not then in material breach of their representations, warranties, covenants or agreements in the Business Combination Agreement; provided further that, if such Terminating Heliogen Breach is curable by Heliogen, Athena may not terminate the Business Combination Agreement under this provision for so long as Heliogen continues to exercise its reasonable efforts to cure such breach, unless such breach is not cured within thirty (30) days after notice of such breach is provided by Athena to Heliogen.

•        by Heliogen upon a breach of any representation, warranty, covenant or agreement on the part of Athena or HelioMax Merger Sub set forth in the Business Combination Agreement, or if any representation or warranty of Athena or HelioMax Merger Sub shall have become untrue, in either case such that the first two conditions described above in “Conditions to Closing of the Business Combination Agreement — Heliogen Conditions” would not be satisfied (“Terminating Athena Breach”); provided that the Company has not waived such Terminating Athena Breach and the Company is not then in material breach of their representations, warranties, covenants or agreements in this Agreement; provided, however, that, if such Terminating Athena Breach is curable by Athena and HelioMax Merger Sub, Heliogen may not terminate the Business Combination Agreement under this provision for so long as Athena and HelioMax Merger Sub continue to exercise their reasonable efforts to cure such breach, unless such breach is not cured within thirty (30) days after notice of such breach is provided by the Heliogen to Athena.

•        by Athena if the PCAOB Q1 Financial Statements (as defined in the Business Combination Agreement) shall not have been delivered to Athena by Heliogen on or before the date that is forty (40) days from the date of the Business Combination Agreement; provided, that Athena may not terminate the Business Combination Agreement under this provision for so long as Heliogen continues to exercise its reasonable best efforts to deliver such PCAOB Q1 Financial Statements unless Heliogen has not delivered such PCAOB Q1 Financial Statements within ten (10) days after notice of failure to deliver the PCAOB Q1 Financial Statements is provided by Athena to Heliogen.

Effect of Termination

If the Business Combination Agreement is terminated, the Business Combination Agreement will forthwith become void, and there will be no liability under the Business Combination Agreement on the part of any party to the Business Combination Agreement, except as set forth in the Business Combination Agreement or in the case of termination subsequent to a willful material breach of the Business Combination Agreement by a party thereto.

Related Agreements

Stockholder Support Agreement

Concurrently with the execution and delivery of the Business Combination Agreement, Athena and the Key Heliogen Stockholders (as defined in the Business Combination Agreement) have entered into the Stockholder Support Agreement, pursuant to which, among other things, the Key Heliogen Stockholders have agreed to vote their shares of Heliogen common stock in favor of the Business Combination Agreement, the Business Combination and the other transactions contemplated by the Business Combination Agreement. The foregoing description of the Stockholder Support Agreement and the transactions contemplated thereby is not complete and is subject to, and qualified in its entirety by reference to, the actual agreement, a copy of which is attached to this proxy statement/prospectus as Annex C.

Sponsor Support Agreement

Concurrently with the execution and delivery of the Business Combination Agreement, Athena and Sponsor, have entered into the Sponsor Support Agreement, pursuant to which, among other things, the Sponsor and its affiliates have agreed to vote all of their shares of Athena Common Stock and Class B common stock, par value $0.0001 per share, of Athena in favor of the Business Combination Agreement, the Business Combination and the other transactions contemplated by the Business Combination Agreement. In addition, Athena agreed to waive the anti-dilution rights of its Founder Shares, under its organizational documents, in consideration for which the Sponsor will be issued 510,000 shares of Athena Common Stock at the closing of the Business Combination. At a value of $10.00 per share, the same value used for the shares of Athena Common Stock to be issued as the merger consideration and in the PIPE Investment, such shares to be issued to the Sponsor will be valued at $5.1 million. The Athena Common Stock to be issued in connection with the Sponsor Support Agreement and the transactions contemplated thereby will not be registered under the Securities Act, as amended, and will be issued in reliance on the exemption from registration requirements thereof provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder as a transaction by an issuer not involving a public offering. The foregoing description of the Sponsor Support Agreement and the transactions contemplated thereby is not complete and is subject to, and qualified in its entirety by reference to, the actual agreement, a copy of which is filed with this proxy statement/prospectus as Annex D.

Heliogen Registration Rights and Lock-Up Agreement

Pursuant to the terms of the Business Combination Agreement, in connection with the Business Combination, Athena and certain stockholders of Heliogen (the “Heliogen Holders”) shall enter into the Heliogen Registration Rights and Lock-Up Agreement at the closing of the Business Combination. Pursuant to the terms of the Heliogen Registration Rights and Lock-Up Agreement, subject to certain requirements and customary conditions, including with regard to the number of demand rights that may be exercised and compliance with any applicable lock-up period, the Heliogen Holders may demand at any time or from time to time, that New Heliogen files a registration statement on Form S-1 or Form S-3 to register certain shares of Common Stock held by such Heliogen Holders or to conduct an underwritten offering. The Heliogen Registration Rights and Lock-Up Agreement will also provide the Heliogen Holders with “piggy-back” registration rights, subject to certain requirements and customary conditions. The Heliogen Registration Rights and Lock-Up Agreement further provides that, subject to certain exceptions, each of the Heliogen Holders shall not transfer any shares of Common Stock beneficially owned or owned of record by such Heliogen Holders until the earliest of (a) the date that is one hundred eighty (180) days after the Effective Time (as defined in the Business Combination Agreement) of the Business Combination, (b) the last date on which (i) with respect to 50% of the shares of Common Stock held by the Heliogen Holders, the closing price of the Common Stock reported on the NYSE (or, principal national securities exchange or securities market on which the Common Stock is then traded) (“Closing Price”) equals or exceeds $12.00 per share (as adjusted for transactions affecting all outstanding shares of Common Stock) for any 20 Trading Days within any consecutive 30-Trading Day period, (ii) with respect to 25% of such shares, if the Closing Price of the Common Stock equals or exceeds $13.50 per share (as adjusted for transactions affecting all outstanding shares of Common Stock) for any 20 Trading Days within any consecutive 30-Trading Day period, and (iii) with respect to the remaining 25% of such shares, if the Closing Price of the Common Stock equals or exceeds $17.00 per share (as adjusted for transactions affecting all outstanding shares of Common Stock) for any 20 Trading Days within any consecutive 30-Trading Day period, or (c) the date on which Athena completes a change in control transaction after the closing of the Business Combination.

The foregoing description of the Registration Rights Agreement and the transactions contemplated thereby is not complete and is subject to, and qualified in its entirety by reference to, the agreed upon form of Registration Rights Agreement, a copy of which is filed with this proxy statement/prospectus as Annex B.

Amended and Restated Sponsor Agreement

The sponsor letter agreement, dated March 14, 2021, between the Sponsor, Athena and the other parties thereto is being amended, to among other things, amend the lock-up period applicable to the Sponsor’s Founder’s Shares and private placement units and private placement warrants to be consistent with the lock-up period applicable to the Heliogen Holders.

Subscription Agreements

In connection with the execution of the Business Combination Agreement, Athena entered into certain Subscription Agreements on or about July 6, 2021, with certain investors, pursuant to which such investors have agreed to purchase an aggregate of 16,500,000 shares of Athena Common Stock (together, the “Subscriptions”), for a purchase price of $10.00 per share, for an aggregate purchase price of $165,000,000, to be issued immediately prior to and conditioned upon the effectiveness of the consummation of the Business Combination. The obligations of each party to consummate the Subscriptions are conditioned upon, among other things, customary closing conditions and the consummation of the transactions contemplated by the Business Combination Agreement. The Athena Common Stock to be issued in connection with the Subscription Agreements and the transactions contemplated thereby will not be registered under the Securities Act and will be issued in reliance on the exemption from registration requirements thereof provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder as a transaction by an issuer not involving a public offering.

Pursuant to the Subscription Agreements, Athena has agreed that, within 30 calendar days following the closing of the Business Combination, Athena will file with the SEC (at Athena’s sole cost and expense) a registration statement registering the resale of the PIPE Shares (the “Resale Registration Statement”), and Athena will use its commercially reasonable efforts to have the Resale Registration Statement declared effective as soon as practicable after the filing thereof, but no later than 60 calendar days (or 90 calendar days id the SEC notifies Athena that it will review the Resale Registration Statement and provides comments thereto) after the closing of the Business Combination, subject to customary conditions and covenants.

The foregoing description of the Subscription Agreements and the transactions contemplated thereby is not complete and is subject to, and qualified in its entirety by reference to, the agreed upon form of Subscription Agreement, a copy of which is filed with this proxy statement/prospectus as Annex E.

Background of the Business Combination

Athena is a blank check company incorporated in Delaware on December 8, 2020 for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. We have sought to capitalize on the substantial deal sourcing, investing and operating expertise of our management team and Athena’s advisory panel to identify and combine with a business in the technology, direct to consumer or fintech businesses sectors with the potential to experience rapid growth.

The terms of the Business Combination are the result of arms’-length negotiations among the representatives of Athena and Heliogen. The following is a brief description of the background of these negotiations and the resulting Business Combination.

The registration statement for Athena’s initial public offering was declared effective by the SEC on March 16, 2021. On March 19, 2021, Athena consummated its initial public offering of 25,000,000 Units at $10.00 per Unit, generating gross proceeds of $250.0 million. Each Unit consists of one share of common stock, and one-third of one redeemable warrant to purchase one share of Class A common stock at a price of $11.50 per whole share. Simultaneously with the closing of the initial public offering, Athena consummated the sale of 700,000 Private Placement Units, at a price of $10.00 per Private Placement Unit, in a private placement to the Sponsor, generating gross proceeds of $7.0 million. Following the closing of the initial public offering on March 19, 2021, $250.0 million (or $10.00 per Unit) from the net offering proceeds of the sale of the Units in the initial public offering and the sale of the Private Placement Units was placed in a trust account. Our certificate of incorporation provides that we have 24 months from the closing of our initial public offering, or until March 16, 2023, to complete an initial business combination.

Prior to the consummation of our initial public offering neither Athena, nor anyone on its behalf, contacted any prospective target business or had any substantive discussions, formal or otherwise, with respect to a transaction with Athena. After Athena’s initial public offering, Athena’s management commenced an active search for prospective businesses with the objective of consummating an acquisition. Representatives of Athena were contacted by, and representatives of Athena contacted, financial advisors and strategic partners regarding potential business combination opportunities. Additionally, members of Athena’s advisory panel and members of the Sponsor provided contacts for business combination opportunities. During this search process, Athena reviewed a listing of more than 100 acquisition opportunities and entered into discussions with more than 20 potential target businesses or their representatives (including Heliogen) pursuant to signed non-disclosure agreements. Such non-disclosure agreements contained customary terms for a special purpose acquisition company and a private company target, including confidentiality provisions and use restrictions for information provided by the target and exceptions to such provisions. Further, such non-disclosure agreements did not contain any standstill or “don’t ask, don’t waive” provisions.

In determining which potential business combination opportunities to evaluate, Athena’s management considered a variety of factors in selecting potential business combination targets, including, but not limited to, the potential transaction size and enterprise value for the target relative to the size of Athena’s Trust Account, the industry in which the target operates, with a focus on those targets in the technology, direct to consumer or fintech industries or that create, produce, own, distribute and/or market content, products and services or facilitate the sharing economy, the composition of the management teams of potential business combination targets and whether the potential business combination targets shared Athena’s commitment to diversity. Between March 26, 2021 and April 9, 2021, Athena’s management team prepared and presented illustrative letters of intent with 4 potential business combination targets, including Heliogen.

As a result of multiple business affiliations, Athena’s officers and directors may have legal obligations relating to presenting business opportunities to multiple entities. Furthermore, Athena’s amended and restated certificate of incorporation provides that the doctrine of corporate opportunity will not apply with respect to any of its officers or directors in circumstances where the application of the doctrine would conflict with any fiduciary duties or contractual obligations they may have. Such pre-existing fiduciary duties and contractual obligations did not materially affect Athena’s search for an acquisition target because the affiliated companies are generally closely held entities controlled by such officer or director and the industry of or markets served by the affiliated companies’ respective businesses was such that it was unlikely that a conflict would arise.

Following the closing of Athena’s initial public offering on March 19, 2021, Athena’s management team began meetings with prospective third-party advisors to assist with its due diligence review of potential business combination targets. During the period between April 9, 2021 and May 1, 2021, Athena engaged DLA Piper LLP (US) (“DLA Piper”) as its legal advisor and also engaged Ernst &Young LLP (“E&Y”) for financial, tax and public company readiness due diligence, Crosslake for software and software product due diligence, and Enertis for technical due diligence.

A member of Athena’s advisory panel identified Heliogen to Athena’s management as a potential business combination target that was developing an AI-enabled concentrated solar power technology consistent with the type of target for which Athena was searching based on communications the advisory panel member was having with a member of Heliogen’s management team. Phyllis Newhouse requested a meeting with Bill Gross, the two of whom were introduced to one another through Athena’s advisory panel member and the member of Heliogen’s management team that had been communicating with one another. On March 31, 2021, Phyllis Newhouse and Bill Gross and certain members of the Heliogen management team discussed a possible business combination between Athena and Heliogen. On April 7, 2021, Athena and Heliogen executed a non-disclosure agreement and provided access to Heliogen’s data room to Athena. On April 9, 2021, Phyllis Newhouse met with Bill Gross and certain members of the Heliogen management team to discuss a preliminary timeline for a business combination and business combination structure, including a preliminary indication of Heliogen’s enterprise value at approximately $1.6 billion, preliminary pro forma ownership of the post-combination company by Heliogen’s stockholders of $1.6 billion and a preliminary indication of the implied market capitalization of the post-combination company at approximately $2.0 billion and cash to the balance sheet of the post-combination company of approximately $400.0 million.

In connection with Athena’s discussion with potential business combination targets, Athena’s management conducted an internal high level due diligence review of each potential target. Athena’s management determined that public company readiness, the existence of an innovative proprietary technology, and the growth potential of the target and its total addressable market would each be a critical factor for selecting an acquisition opportunity. Athena’s management team considered submitting letters of intent for 3 of the possible business combination targets to which it had presented illustrative letters of intent, but determined that Heliogen and its management team were the only one of these business combination targets that could be ready to commence operations as a public company during 2021, possessed an innovative proprietary technology with significant upsize potential, and a large potential total addressable market. Additionally, Athena’s management team determined that the opportunity with Heliogen was more compelling than the opportunity presented by the other potential business combination targets due to, among other things, Heliogen’s innovative technology, potential addressable market, Heliogen’s prospective strategic customer relationships and growth opportunity, and the significant experience and diverse composition of its management team. (For additional details about the reasons the Board approved the Business Combination, see the section of this proxy statement/prospectus entitled “Proposal No. 1 — Approval of the Business Combination — The Company’s Board of Directors’ Reasons for the Approval of the Business Combination.”) Athena’s management team consequently decided to focus its initial efforts on Heliogen to see whether it could negotiate acceptable terms for a letter of intent with Heliogen before incurring further costs negotiating terms for letters of intent with the other potential business combination targets. Athena’s management team thereafter invited the Heliogen management team to present to its Board and advisory board.

On April 12, 2021, Heliogen’s management team made a management presentation to Athena’s management, Board, advisory panel and certain of Athena’s legal, financial and other advisors. Following the presentation on April 12, Athena’s management team met with members of its Board, advisory panel and legal, financial and other advisors regarding the process for an initial business combination, including to discuss potential timelines for a business combination and due diligence process, and also determined to pursue a letter of intent with Heliogen before pursuing other potential business combination opportunities. During the period between April 9, 2021 and April 12, 2021, Heliogen’s management team responded to Athena’s preliminary indication of Heliogen’s enterprise value with a counterproposal of $1.85 billion based upon valuations Heliogen had received from other prospective investors in the company (which were not shared with Athena), as well as company comparables provided by Heliogen’s financial advisor, Barclays. Athena’s management evaluated Heliogen’s response based not only upon the company comparables provided by Barclays, but also research and comparables provided by its financial and other advisors. Athena’s management team determined that additional analysis would be required to evaluate Heliogen’s enterprise value at $1.85 billion during the due diligence process, but to continue discussions with Heliogen at a valuation of $1.85 billion to see whether a letter of intent could be signed.

Athena’s management team considered the fact that, at the time of discussions with Heliogen, the valuation of comparable deSPAC transactions in the energy transition and electric vehicle or battery spaces announced during the second half of 2020 and the first quarter of 2021, averaged approximately 1.1x projected commercialized revenue during each company’s year of commercialization. Comparable deSPAC transactions in the electric vehicle or battery space that were compared are Archer, QuantumScape, Stem, Proterra and The Lion Electric Co. The comparable deSPAC transactions of energy transition companies focused on design and manufacturing business models that were comparable to Heliogen’s business, and lower technology risk business models supporting energy transition. The valuations announced for these comparable companies were based on projected commercialized revenue ranging from 2-6 years. Athena’s management team ultimately decided to place Heliogen’s valuation at a 1x multiple based on projected commercialized revenue for 2026, which was projected to the year of full-scale commercialization for Heliogen. Athena’s management team believed that compared to such companies, Heliogen had stronger margins, average cashflow, medium technology risk, lower regulatory hurdles, and, due to its innovative proprietary technology, slightly higher than average execution risk (to be validated in due diligence), in addition to the existence of pre-transaction strategic valuation validators with respect to its existing investors and strategic relationships. Athena’s management team viewed as a strong supporting indicator for Heliogen’s valuation of $1.85 billion, or at a 1x multiple based on projected commercialized revenue for 2026, the fact that, at the time of such discussions, the average multiple of revenue at the then current trading price for the comparable companies post-deSPAC was approximately 3.6x projected commercialized revenue and the median was 1.5x projected commercialized revenue.

On April 13, 2021, Athena’s management team asked DLA Piper to prepare a letter of intent for a potential business combination with Heliogen reflecting an aggregate enterprise value of Heliogen at $1.85 billion and an implied value of post-combination company of approximately $2.3 billion (assuming no redemptions and PIPE financing of between $100 million and $200 million). A letter of intent for a business combination between Athena and Heliogen indicating an aggregate enterprise value of Heliogen at $1.85 billion was sent to representatives of Heliogen on April 15, 2021 after being reviewed by Athena’s management and certain of its financial and other advisors. On April 19, 2021, Ms. Newhouse and Mr. Gross (along with members of Heliogen management) discussed certain key terms at issue in the proposed letter of intent, including the scope and duration of the exclusivity provisions, minimum cash requirements for closing of $150 million, lock-up periods for Heliogen’s officers and directors and Athena’s Sponsor and directors, post-closing board composition, equity incentive plans and auditor engagements. On April 22, 2021, Heliogen’s management team provided a mark-up of the letter of intent to Athena’s management team regarding, among other provisions, the scope and duration of the exclusivity provisions, access to Heliogen’s information and personnel and the lock-up periods for Heliogen’s officers and directors and Athena’s Sponsor and directors, but which continued to reflect an aggregate enterprise value of Heliogen at $1.85 billion and minimum cash requirements for closing of $150 million. Athena’s management team reviewed the mark-up of the letter of intent with representatives of DLA Piper and then returned a mark-up making certain clarification changes to the letter of intent to Heliogen on the same day.

On April 23, 2021 Athena and Heliogen entered into a non-binding letter of intent, other than in respect of confidentiality and exclusivity. Under the letter of intent, Athena and Heliogen agreed to a mutual short-term exclusivity provision, which prohibited each party from negotiating or entering into agreements for a business combination or similar transaction with another party during such period unless Heliogen was already under a non-disclosure agreement with another party as of April 23, 2021. On April 25, 2021, Heliogen began providing access to a virtual data room to representatives of DLA Piper and E&Y.

On April 28, 2021, representatives of Athena, Heliogen, DLA Piper and Heliogen’s counsel, Cooley LLP (“Cooley”) met to introduce everybody and to discuss the timeline and process for due diligence and drafting responsibilities for the Business Combination Agreement and related agreements. Following the April 28, 2021 meeting, DLA Piper, E&Y and Athena’s other advisors began an in-depth due diligence review of Heliogen. On May 5, 2021, DLA Piper provided Cooley with a supplemental due diligence request list.

Commencing on or about April 27, 2021, Athena and representatives of DLA Piper began reviewing and negotiating engagement letters with BTIG and CCM in connection with a proposed business combination, with BTIG to act as a financial advisor in connection with the Board’s request for BTIG to render a fairness opinion with respect to (i) the fairness from a financial point of view, to Athena of the consideration to be paid by Athena in the proposed business combination and (ii) whether the estimated fair market value of Heliogen of $1,850,000,000 is equal to at least 80% of the amount of funds held by Athena in the Trust Account for the benefit of its public stockholders (excluding any deferred underwriters fees and taxes payable on the income earned on the trust account), and with CCM to act as a financial advisor and capital markets advisor to Athena.

On May 7, 2021, representatives of E&Y and DLA Piper held a meeting with Athena’s management to provide a report of the status of the due diligence review conducted by each party to date, their findings and remaining open due diligence requests.

On May 8, 2021, DLA Piper delivered an initial draft of the Business Combination Agreement to Cooley. The draft Business Combination Agreement reflected Athena’s payment of all stock consideration to Heliogen’s equity holders of $1,850,000,000, subject to adjustments for option and warrant exercise prices and adjustments for Heliogen’s cash at Closing.

On May 11, 2021, Cooley delivered responses from Heliogen to various open due diligence inquiries and uploaded additional materials for review in the virtual data room. DLA Piper actively continued its due diligence review of Heliogen, including the new materials provided by Heliogen.

On May 12, 2021, Athena and Heliogen entered into an amendment to the letter of intent that extended the exclusivity period to June 10, 2021.

On May 13, 2021, DLA Piper delivered to Cooley draft exhibits to the Business Combination Agreement, including the amended and restated certificate of incorporation of the surviving company, the second amended and restated certificate of incorporation of New Heliogen, the sponsor support agreement, the form of stockholder support and the form of subscription agreement for the PIPE.

On May 19, 2021, Cooley delivered to DLA Piper a mark-up of the Business Combination Agreement, which included, among other revisions, proposed revisions to the definition of material adverse effect, provisions relating to the possible revisions to Athena’s financial statements following the SEC’s Statement on Warrant Accounting issued on April 12, 2021 and revisions to certain closing conditions and termination provisions.

On May 20, 2021, Cooley delivered to DLA Piper mark-ups of the exhibits to the Business Combination Agreement.

On May 21, 2021, DLA Piper delivered to Cooley drafts of the registration rights agreements and amended sponsor agreement. The terms of the registration rights agreement reflected the lock-up of the shares to be held by certain equity holders of Heliogen until the earlier of one hundred eighty (180) days after the Effective Time, or with respect to 50%, 25% and 25% of the shares of Common Stock held by such holders, the date on which the Closing Price of the Common Stock equals or exceeds $12.00 per share, $13.50 per share and $17.00, respectively (in each case, as adjusted for transactions affecting all outstanding shares of Athena Common Stock) for any 20 Trading Days within any consecutive 30-Trading Day period, or the date on which Athena completes a change in control transaction after the closing of the Business Combination. The amendment to the Sponsor letter amends the terms of the lock-up applicable to the Sponsor’s shares of Common Stock be the same as the terms applicable to the Heliogen equity holders.

On May 22, 2021, DLA Piper delivered to Cooley a second supplemental due diligence request list and delivered to Athena an updated due diligence memorandum summarizing its findings and remaining open requests.

On May 24, 2021, Cooley delivered to DLA Piper drafts of the Incentive Plan and Employee Stock Purchase Plan, which were the remaining exhibits to the Business Combination Agreement. On May 26, 2021, DLA Piper delivered to Cooley a mark-up of the Business Combination Agreement.

On May 24, 2021, the Board entered into an engagement letter dated as of May 20, 2021 with BTIG to render a fairness opinion with respect to (i) the fairness, from a financial point of view, to Athena of the consideration to be paid by Athena in the proposed business combination and (ii) whether the estimated fair market value of Heliogen of $1,850,000,000 is equal to at least 80% of the amount of funds held by Athena in the Trust Account for the benefit of its public stockholders (excluding any deferred underwriters fees and taxes payable on the income earned on the trust account). Pursuant to its engagement letter, BTIG is entitled to receive a fee of $500,000, $125,000 of which was due upon execution of the engagement letter and $375,000 of which became due upon delivery of BTIG’s opinion. The fee was not contingent on the consummation of the Business Combination. In addition, Athena has agreed to reimburse BTIG for certain of its out-of-pocket expenses, including legal fees, and has agreed to indemnify BTIG against certain liabilities, including under applicable laws. With respect to the proposed engagement of BTIG, Athena management took into account the fact that BTIG had not served as an underwriter in Athena’s initial public offering and did not disclose any conflicts with Athena, the Sponsor or Heliogen.

Following the engagement of BTIG, Athena and Heliogen and their respective counsels, DLA Piper and Cooley, began responding to due diligence inquiries from BTIG.

On May 31, 2021, E&Y provided its financial due diligence and public readiness due diligence reports to Athena.

Between June 1, 2021 and June 14, 2021, DLA Piper and Cooley, on behalf of their respective clients, continued to negotiate and draft the Business Combination Agreement and related agreements and disclosure schedules. During this time, Heliogen, its financial advisor, Barclays, Cooley, Athena and DLA Piper commenced preparation of an investor presentation with respect to the Business Combination and Heliogen.

Between June 10 and June 11, 2021, representatives of Athena, including Ms. Newhouse, Ms. Vandecruze and Ms. Freidheim visited Heliogen’s headquarters in Pasadena, California. During the site visit, representatives of Athena were able to tour Heliogen’s demonstration plant and heliostat prototyping facility and to meet with Heliogen’s management team, as well as its engineering teams to gain a better understanding of Heliogen’s technology, business model and capabilities, as well as the potential challenges and risks to its business.

On June 14, 2021, the Board convened a remote special meeting at which Athena’s management provided an update on the status of the Business Combination and representatives of BTIG reported to the Board on the status of its preliminary financial analysis with respect to the Business Combination Agreement, including the remaining due diligence to be conducted by BTIG. Members of the Board were able to ask questions of representatives of BTIG regarding its preliminary analysis and to discuss with Athena’s management the status of the Business Combination and anticipated timing.

On June 18, 2021, the Board convened another remote special meeting to review the due diligence findings to date by Athena’s management, including from the recent site visit to Heliogen and interactions with Heliogen’s management and engineering teams, as well as the due diligence findings of its outside advisors, including Crosslake, Enertis, E&Y and DLA Piper, which were summarized in a presentation distributed to the Board. During this meeting, Athena’s management team presented to the Board the due diligence findings regarding Heliogen’s technology and software, including its plant design based on its artificial intelligence computer-vision closed loop tracking software and the risks identified with respect to its technology and the commercialization of the technology, Heliogen’s market and growth prospects, and the results of the financial, tax and public company readiness due diligence review. During this meeting the Board asked questions and engaged in discussion regarding the due diligence review of Heliogen and the Business Combination. (For additional details about the reasons the Board approved the Business Combination, see the section of this proxy statement/prospectus entitled “Proposal No. 1 — Approval of the Business Combination — The Company’s Board of Directors’ Reasons for the Approval of the Business Combination.”)

Also on June 18, 2021, the Board convened a remote special meeting during which it met with representatives of BTIG and at which BTIG reviewed its preliminary financial analysis of Heliogen and the merger consideration, including the Prospective Financial Information. (See “Proposal No. 1 — The Business Combination

Proposal — Unaudited Prospective Financial Information” for further discussion of the Prospective Financial Information that the Board considered in connection with its evaluation of the Business Combination and the Business Combination Agreement.)

On June 25, 2021, Athena engaged CCM as a capital markets advisor. Athena engaged CCM for no fee other than the reimbursement of expenses incurred in connection with its services and Athena agreed to indemnify CCM for certain liabilities arising out of the engagement. With respect to the proposed engagement of CCM, Athena management considered that an affiliate of CCM is a passive member of Athena’s Sponsor.

On June 9, 2021, Athena and Heliogen executed a second amendment to the letter of intent that extended the exclusivity period to June 21, 2021.

Between June 10, 2021 and June 21, 2021, DLA Piper and Cooley, on behalf of their respective clients, continued to negotiate and draft the Business Combination Agreement and related agreements and disclosure schedules, as well as to continue to prepare the investor presentation relating to Business Combination and Heliogen.

On June 21, 2021, Athena and Heliogen amended the letter of intent to confirm the substantial completion of Athena’s due diligence, to set out the proposed terms on which the Sponsor would waive its anti-dilution rights under the amended and restated certificate of incorporation of Athena in exchange for shares of common stock of New Heliogen at the Closing of the Business Combination, and to extend the exclusivity period to July 12, 2021.

Between June 21, 2021 and the signing of the Business Combination Agreement on July 6, 2021, DLA Piper and Cooley, on behalf of their respective clients, continued to negotiate and draft the Business Combination Agreement and the related agreements pertaining to the Business Combination. The Business Combination Agreement provided that Ms. Newhouse would remain on the Athena Board as Athena’s sole designee to the board of directors of New Heliogen. In addition, the structure of the Business Combination was modified to eliminate the conversion of Heliogen’s preferred stock and other securities into common stock of Heliogen prior to the Closing. During this period of time, Heliogen also began discussing the terms of the Stockholder Support Agreements with its relevant stockholders.

On July 5, 2021, Heliogen’s board of directors held a remote special meeting with representatives of Cooley. At this meeting, Bill Gross provided a brief introduction. Following the introduction, representatives of Cooley provided a summary of the terms of the transaction, including the transaction structure, the treatment of Heliogen’s outstanding securities, the closing conditions and termination rights, obligations to obtain stockholder approval, and governance matters (including the combined company’s board composition). Cooley also provided a description of the key ancillary agreements. Following discussion of these matters, the Heliogen board of directors approved the Business Combination Agreement and the related agreements and transaction contemplated thereby and agreed to submit the Business Combination for approval by the Heliogen stockholders.

On July 6, 2021, the Athena Board convened a remote special meeting by videoconference to evaluate the proposed business combination transaction. Representatives of DLA Piper attended the meeting to review the terms of the Business Combination Agreement and the related agreements pertaining to the Business Combination. Representatives of BTIG also attended and reviewed its financial analysis of Heliogen and the merger consideration, including the Prospective Financial Information (See “Proposal No. 1 — The Business Combination Proposal — Unaudited Prospective Financial Information” for further discussion of the Prospective Financial Information that the Board considered in connection with its evaluation of the Business Combination and the Business Combination Agreement). Additionally, BTIG delivered an oral opinion, subsequently confirmed by delivery of a written opinion to the Board, to the effect that, as of that date and subject to and based on the assumptions made, procedures followed, matters considered, limitations of the review undertaken and qualifications contained in such opinion, (i) the Aggregate Merger Consideration to be paid by Athena in the Business Combination pursuant to the Business Combination Agreement was fair, from a financial point of view, to Athena, and (ii) the fair market value of Heliogen equaled or exceeded 80% of the amount of funds held by Athena in its Trust Account for the benefit of its public stockholders (excluding any deferred underwriters fees and taxes payable on the income earned on the Trust Account). (See the section entitled “Proposal No. 1 — The Business Combination Proposal — Opinion of BTIG.” The full text of BTIG’s written opinion is attached as Annex F to this proxy statement/prospectus and is incorporated herein by reference.) Following this discussion, the Board unanimously approved the Business Combination Agreement and the Business Combination and the related agreements, and recommended that Athena’s stockholders approve the Business Combination Agreement and the Business Combination, including without limitation, the payment of the consideration to the equity holders of Heliogen.

Following the respective approvals by the boards of directors Athena and Heliogen, Athena and Heliogen executed the Business Combination Agreement, the Sponsor Support Agreement and the Stockholder Support Agreements with the Heliogen stockholders party thereto after the market closed on July 6, 2021.

Before the market open on July 7, 2021, the parties announced the Business Combination together with the execution of the Business Combination Agreement, the Sponsor Support Agreement and the Stockholder Support Agreements.

Board’s Reasons for the Approval of the Business Combination

The Board met virtually on July 5 and July 6, 2021, to, among other things, discuss a potential business combination with Heliogen, and unanimously determined that the Business Combination Agreement and the Business Combination transaction were in the best interest of the Company and our stockholders and resolved to recommend that our stockholders vote to adopt the Business Combination Agreement and approve the Business Combination. Prior to reaching the decision to approve the Business Combination Agreement and approve the Business Combination, the Board consulted with the Company’s management, as well as with the Company’s legal, financial, and other advisors.

The Board considered a wide variety of factors in connection with its evaluation of the Business Combination. In light of the complexity of those factors, the Board, as a whole, did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it took into account in reaching its decision. The Board viewed its decision as being based on all of the information available and the factors presented to and considered by it. In addition, individual members of the Board may have given different weight to different factors. This explanation of the reasons for the Board’s approval of the Business Combinations, and all other information presented in this section, is forward-looking in nature and, therefore, should be read in light of the factors discussed in the section entitled “Cautionary Note Regarding Forward-Looking Statements.”

Before reaching its decision, the Board reviewed Heliogen’s business model, historical financial statements, the Prospective Financial Information, and the results of the due diligence conducted by Athena’s management and Company’s legal, financial and other advisors. The Company’s due diligence process took place over approximately a 13-week period beginning on or about April 7, 2021 and continuing through the signing of the Business Combination Agreement on July 6, 2021. Athena’s management, as well as its directors and advisors, has many years of experience in both operational management and investment and financial management and analysis and, in the opinion of the Board, was suitably qualified to oversee the due diligence conducted by the Company’s legal, financial and other advisors and to conduct the portions of the due diligence and other investigations performed by Athena’s management in connection with the search for a business combination partner. A detailed description of the experience of Athena’s executive officers and directors is included in the section entitled “Information About the Company Prior to the Business Combination — Management”. The due diligence conducted by Athena’s management team and/or legal, financial and other advisors included:

•        Meetings and calls with Athena’s third-party advisors and Heliogen’s management and engineering teams regarding Heliogen’s technology, operations and forecasts, including a site visit to Heliogen’s headquarters and prototype Heliostat prototyping facility;

•        meetings and calls with Heliogen’s key customers;

•        review of Heliogen’s material contracts;

•        review of Heliogen’s technology (including its electrical and structural design), the components of the equipment, Heliogen’s software and the commercial readiness of Heliogen’s technology and software;

•        review of intellectual property matters;

•        review of financial, tax, legal, and accounting due diligence, including a review of Heliogen’s finance and accounting staff and staffing needs;

•        consultation with legal, financial, accounting and technical and software advisors; and

•        the historical financial statements of Heliogen and the Prospective Financial Information.

Prior to reaching the decision to approve the Business Combination and the Business Combination Agreement, the Board consulted with our management, as well as with our legal and financial advisors. In making its determination with respect to the Business Combination, the Board also considered the financial analysis undertaken by BTIG, a financial advisor to us in connection with the Business Combination. On July 6, 2021, at a meeting of the Board held to evaluate the proposed business combination transaction, BTIG delivered an oral opinion, subsequently confirmed by delivery of a written opinion to the Board, to the effect that, as of that date and subject to and based on the assumptions made, procedures followed, matters considered, limitations of the review undertaken and qualifications contained in such opinion, (i) the Aggregate Merger Consideration to be paid by Athena in the Business Combination pursuant to the Business Combination Agreement was fair, from a financial point of view, to Athena, and (ii) the fair market value of Heliogen equaled or exceeded 80% of the amount of funds held by Athena in its Trust Account for the benefit of its public stockholders (excluding any deferred underwriters fees and taxes payable on the income earned on the Trust Account). See the section entitled “Proposal No. 1 — The Business Combination Proposal — Opinion of BTIG.” The full text of BTIG’s written opinion is attached as Annex F to this proxy statement/prospectus and is incorporated herein by reference.

In the prospectus for the Company’s initial private offering, we stated that, while we may pursue an acquisition in any business industry or sector, we intended to focus on prospective target companies in technology, direct to consumer and fintech industries that have powerful and differentiated relationships with their customers, and that have market-leading insight into how their consumers live, what they need, and how to communicate with them effectively. We stated that we may also evaluate target companies that create, produce, own, distribute and/or market content, products and services or facilitate the sharing economy, whether serving domestic and/or international audiences. The Board considered these factors identified in the prospectus for the Company’s initial public offering in its evaluation of Heliogen. Furthermore, in light of the due diligence conducted on Heliogen by the Athena management team and its third-party advisors, and taking into account Heliogen’s focus on renewable energy and meaningfully addressing climate change, Heliogen’s technology that is designed to address the intermittency issues of renewable energy as well as Heliogen’s commitment to diversity and inclusion, the Board determined that Heliogen met the criteria in the Company’s prospectus for its initial public offering.

In approving the Business Combination, the Board considered the factors that include, but are not limited to, those set forth above as well as the following positive factors, several of which are based upon our due diligence:

•        Innovative Technology Capable of Commercialization.    Heliogen’s AI-enabled concentrated solar power technology is designed to capture sunlight and generate intense heat that can be used for industrial heat, or converted into electricity or clean fuel with the capability to provide near continuous energy to users. Heliogen’s plant design is based on its artificial intelligence computer-vision closed loop tracking software. Components will be pre-assembled in a factory, leveraging best-in-class automation. Heliogen aims to create its energy storage using low-cost, solid state materials such as rocks or ceramic. Heliogen has an operating prototype of multiple aspects of its technology, that has already been field tested, and Heliogen is in negotiations with three prospective customers that are expected to demonstrate the commercial viability of Heliogen’s technology and solutions. Heliogen continues to innovate toward driving down commercial-scale cost, both near term and long term. One of Heliogen’s innovations under development is a robotic approach to plant maintenance, with the goal of reducing the human capital requirements.

•        Large Addressable Market.    Energy capital expenditure investments between 2020 and 2030 are projected to be approximately $8.5 trillion globally as governments and businesses transition to clean and renewable energy sources. Heliogen’s AI-enabled concentrated solar power technology will address various segments of the market by capturing sunlight and generating intense heat that can be converted into electricity or “green hydrogen”. Through Heliogen’s storage solution Heliogen’s technology is expected to provide near-continuous energy, thereby addressing one of the drawbacks to commercial adoption of sources of renewable energy.

•        Capex-Light Business Model.    Heliogen has developed a modular and scalable plant design for its Sunlight Refinery™. Each plant will be designed as one 5 megawatt-electric (“MWe”) or equivalent plant that can then be replicated to meet customer needs. For example, a customer seeking 100 megawatts of electric power would be served by approximately 20 Heliogen plant modules. Heliogen does not intend to be an owner-operator of these plants, and will not hold the assets on its balance sheet. Rather, the assets will be owned by Heliogen’s customers, Heliogen’s business model is therefore relatively capex-light, with its primary need for capex being to build manufacturing facilities.

•        Growth Prospects.    Heliogen is forecasting that it will be cash flow positive in 2025, based on 3 to 5 projects per year starting in 2023 and assuming that each project after the first three commercial facilities has multiple plant modules with the number of modules per project growing over time as set forth in the Prospective Financial Information. (See the section entitled “Proposal No. 1 — The Business Combination Proposal — Prospective Financial Information” for a discussion of the Prospective Financial Information). Heliogen’s business model does not include government subsidies other than the U.S. investment tax credit nor factor in mandates for renewable energy percentages or the impact of carbon taxes or credits. Heliogen’s business model could also be expanded in the future to provide for potential licensing revenues.

•        Intellectual Property Portfolio.    Heliogen has a portfolio of 6 granted patents and 13 pending patents on its technology, including Heliostat closed-loop tracking system, Heliostat tracking based on radiance maps, Heliostat intensity and polarization tracking, and receiver for capturing solar energy.

•        PIPE Investment.    The Company obtained commitments for $165 million through the PIPE, which included investments from existing Heliogen investors and new investors, including Counterpoint Global (Morgan Stanley), Salient Partners, Saba Capital and the XCarb Innovation Fund of ArcelorMittal (an affiliate of a prospective customer of Heliogen). The existing Heliogen investors in the PIPE were identified to Athena by Heliogen management and certain of the new investors in the PIPE were identified to Athena by Heliogen management with the balance of the new investors identified by CCM. Other than in respect of the XCarb Innovation Fund of ArcelorMittal (an affiliate of a prospective customer of Heliogen) and certain existing investors in Heliogen, neither Athena nor the Sponsor had relationships or affiliations with the PIPE investors. The terms of the PIPE and the subscription agreements were negotiated between representatives of Athena and representatives of the PIPE investors on an arms’-length basis.

•        Experienced and Committed Diverse Management Team.    Bill Gross, Heliogen’s Founder and CEO, has been involved in more than 150 companies over 30 years and is supported by a committed and experienced management team with a diversity of not only operational, financial, technical and product manufacturing experience and expertise, but also racial, ethnic and gender diversity. The management team intends to remain with Heliogen following the Closing in the capacity of its officers and/or directors, which will provide helpful continuity in advancing Heliogen’s technology and commercialization goals.

•        Due Diligence.    Due diligence examinations of Heliogen by Company management, as well as the Company’s legal, financial and other advisors, and discussions with its management.

•        Negotiated Transaction.    The financial and other terms of the Business Combination Agreement and the related agreements, including a lock-up identical to the Sponsor’s with respect to the shares of Athena Common Stock for certain key equity holders of Heliogen for up to 180 days post-Closing with 50%, 25% and 25% of such shares subject to earlier release if the closing stock price for New Heliogen Common Stock equals or exceeds $12.00 per share, $13.50 per share and $17.00 per share, respectively, for any 20 trading days within any 30-trading day period, and the fact that such terms and conditions are reasonable and were the product of arm’s length negotiations between Athena and Heliogen.

In the course of its deliberations, the Board also considered a variety of uncertainties, risks and other potentially negative factors relevant to the Business Combination, including the following:

•        Deployment Risk.    The risk that Heliogen could experience delays in deploying, or be unable to deploy as contemplated, its technology because of its innovative design and novel components. Additionally, although Heliogen is in negotiations with several customers that are expected to demonstrate the commercial viability of its technology, Heliogen has not yet onboarded any customers for its Sunlight Refinery™.

•        Additional Validation Testing Required.    Heliogen’s technology and its components and software require further testing to validate its use in a commercial setting, including in extreme weather conditions, under extreme thermal stress and general feasibility testing.

•        Product Management Risk.    While the Heliogen management team is committed and capable, product management best practices have not yet been fully established for its solutions and require additional hires to establish.

•        Public Company Risk.    The risks that are associated with being a publicly traded company that is in its early, developmental stage with a management team with limited to no experience operating a public company.

•        Redemption Risk.    The risk that a significant number of Athena stockholders elect to redeem their shares prior to the consummation of the Business Combination and pursuant to Athena’s existing amended and restated certificate of incorporation, which would potentially make the Business Combination more difficult to complete or reduce the amount of cash available to New Heliogen to accelerate its business plan following the Closing.

•        Stockholder Vote Risk.    The risk that Athena’s stockholders may fail to provide the votes necessary to effect the Business Combination.

•        Closing Conditions Risk.    The risk that completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within Athena’s control.

•        Benefits May Not Be Achieved Risk.    The risk that the potential benefits of the Business Combination may not be fully achieved or may not be achieved within the expected timeframe.

•        Litigation Risk.    The risk of the possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Business Combinations.

•        Athena Stockholders Receiving a Minority Positions Risk.    The risk that Athena stockholders will hold a minority position in New Heliogen.

•        Fees, Expenses and Time Risk.    The risk of incurring significant fees and expenses associated with completing the Business Combination and the substantial time and effort of management required to complete the Business Combination.

•        Other Risks Factors.    Various other risk factors associated with Heliogen’s business, as described in the section entitled “Risk Factors.”

In addition to considering the factors described above, the Board also considered that some officers and directors of Athena may have interests in the Business Combination as individuals that are in addition to, and that may be different from, the interests of Athena’s stockholders. While Phyllis Newhouse will continue with Heliogen as a non-employee director after the Closing, no member of management of Athena will be employed by Heliogen following the Closing. Athena’s independent directors reviewed and considered these interests during the negotiation of the Business Combination and in evaluating and unanimously approving, as members of the Board, the Business Combination Agreement and the Business Combination. For more information, see the section entitled “— Interests of Certain Persons in the Business Combination.”

The Company’s Board concluded that the potential benefits that it expects the Company and its stockholders to achieve as a result of the Business Combination outweigh the potentially negative factors associated with the Business Combination. Accordingly, the Company’s Board, based on its consideration of the specific factors listed above, unanimously (a) determined that the Business Combination and the other transactions contemplated thereby are advisable, fair to, and in the best interests of the Company and its stockholders, (b) authorized and approved in all respects the Business Combination Agreement, the Subscription Agreements, and the agreements and transactions contemplated thereby, (c) in accordance with the DGCL, directed that the Business Combination Agreement and the terms of the business combination transaction contemplated thereby, including without limitation the Business Combination, be submitted for consideration by the Company’s stockholders for approval and (d) recommended that the stockholders of the Company approve the Business Combination Agreement and the business combination transaction contemplated thereby, including without limitation, the Business Combination and the payment of the Aggregate Merger Consideration.

The above discussion of the material factors considered by the Board is not intended to be exhaustive but does set forth the principal factors considered by the Board.

Satisfaction of 80% Test

It is a requirement under our amended and restated certificate of incorporation that our initial business combination transaction must be comprised of one or more business combinations having an aggregate fair market value of at least 80% of the balance of the funds in the trust account held for the benefit of our public stockholders at the time of the execution of a definitive agreement for an initial business combination. As of July 6, 2021, the date of the execution of the Business Combination Agreement, the balance of funds in the Trust Account held for the benefit of our public stockholders (which excluded any deferred underwriters fees and taxes payable on the income earned on the Trust Account) was approximately $250 million, and 80% of such balance represented approximately $200 million. In determining that the fair market value of Heliogen as of July 6, 2021 was at least $200 million, our Board consulted with our management, as well as with our legal and financial advisors, and considered the approximately $1.85 billion enterprise value of Heliogen implied by the Aggregate Merger Consideration agreed to by the parties in negotiating the Business Combination Agreement. In making this determination, the Board also considered the financial analysis undertaken by BTIG, including (i) the selected public companies analysis performed by BTIG, which yielded a range of implied enterprise values for Heliogen ranging from $1,700 million to $2,300 million, and (ii) the discounted cash flow analysis performed by BTIG, which yielded a range of implied enterprise values for Heliogen ranging from $1,690.7 million to $2,695.7 million, and the opinion of BTIG to our Board to the effect that, as of that date and subject to and based on the assumptions made, procedures followed, matters considered, limitations of the review undertaken and qualifications contained in such opinion, the fair market value of Heliogen equaled or exceeded 80% of the amount of funds held in the Trust Account for the benefit of our public stockholders (excluding any deferred underwriters fees and taxes payable on the income earned on the trust account), in each case as further described below in the section entitled “Proposal No. 1 — The Business Combination Proposal — Opinion of BTIG”. Based on the foregoing, our Board determined that the fair market value of Heliogen equaled or exceeded 80% of the amount of funds held in the Trust Account for the benefit of our public stockholders (excluding any deferred underwriters fees and taxes payable on the income earned on the Trust Account).

The Board believes that because of the financial skills and background of its directors and the fact that BTIG is a reputable investment banking firm with substantial experience advising companies in the alternative fuel sector and providing strategic advisory services in general, it was qualified to conclude that the acquisition of Heliogen met the 80% requirement as of July 6, 2021.

Interests in the Business Combination

In considering the recommendation of our Board to vote in favor of the Business Combination, stockholder should be aware that aside from their interests as stockholders, our Sponsor and certain members of our Board and officers have interests in the Business Combination that are different from, or in addition to, those of other stockholders generally. Our Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Business Combination, and in recommending to stockholders that they approve the Business Combination. Stockholders should take these interests into account in deciding whether to approve the Business Combination.

These interests include, among other things:

•        the fact the Sponsor waived the anti-dilution rights of its Founder Shares under its organizational documents, in consideration for which the Sponsor will be issued 510,000 shares of Class A Common Stock at the closing of the Business Combination, which at $10.00 per share (the same value used for the shares of Athena Common Stock to be issued as the merger consideration and in the PIPE Investment) will be valued at $5.1 million;

•        the fact that our Sponsor has agreed not to redeem any of the Founder Shares in connection with a stockholder vote to approve the Business Combination, as provided in the Letter Agreement;

•        the fact that our Sponsor has agreed to its their right to liquidating distributions from the Trust Account with respect to its Founder Shares if we fail to complete an initial business combination by the applicable deadline;

•        if the Trust Account is liquidated, including in the event we are unable to complete an initial business combination within the required time period, our Sponsor has agreed to indemnify us to ensure that the proceeds in the Trust Account are not reduced below $10.00 per public share, or such lesser per public share amount as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which we have entered into an acquisition agreement or claims of any third party (other than our independent public accountants) for services rendered or products sold to us, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account;

•        the continued indemnification of our existing directors and officers and the continuation of our directors’ and officers’ liability insurance after the Business Combination;

•        the fact that Phyllis Newhouse will remain a board member of New Heliogen after the Business Combination and shall be entitled to receive compensation for serving on the board of directors of New Heliogen after the Business Combination;

•        the fact that Cohen & Company Capital Markets, a division of J.V.B. Financial Group, LLC, served as a capital markets advisor to the Company in connection with the Business Combination in consideration for the reimbursement of expenses incurred in connection with its services and the agreement by Athena to indemnify CCM for certain liabilities arising out of the engagement, and is an affiliate of a passive member of Athena’s Sponsor;

•        the fact that two of Heliogen’s existing equity holders entered into Subscription Agreements to acquire shares of Common Stock in the PIPE Investment;

•        the fact that our Sponsor, officers and directors will lose their entire investment in us if an initial business combination is not consummated by the applicable deadline. Prior to the Company’s initial public offering, our Sponsor purchased an aggregate of 9,816,667 Founder Shares for an aggregate purchase price of $25,000, or approximately $0.003 per share (as compared to the $10.00 per share price being used to determine the number of shares of Common Stock being issued to the Heliogen equity holders in the Business Combination or at which the PIPE Investors have agreed to purchase Common Stock). On May 3, 2021, the Sponsor forfeited 1,250,000 Founder Shares when the over-allotment option granted to the underwriters in the Company’s initial public offering expired unexercised, which resulted in the Sponsor holding 8,566,667 Founder Shares. Additionally, the Sponsor purchased from the Company an aggregate of 700,000 Private Placement Units at a price of $10.00 per unit simultaneously with the consummation of the Company’s initial public offering for an aggregate purchase price of $7.0 million. The 8,566,667 Founder Shares owned by the Sponsor would have had an aggregate market value of approximately $85.6 million based upon the closing price of $9.99 per public share on the NYSE on November 18, 2021, the most recent practicable date prior to the date of this proxy statement/prospectus. The 700,000 Private Placement Units held by the Sponsor would have had an aggregate market value of approximately $7.48 million based upon the closing price of $10.69 per public unit on the NYSE on November 17, 2021, the most recent practicable date prior to the date of this proxy statement/prospectus. Additionally, the Sponsor, officers and directors do not currently have any unreimbursed out-of-pocket expenses in connection with the Business Combination; and

•        the fact that, based on the difference in the purchase price of approximately $0.003 per share that the Sponsor paid for the Founder Shares, as compared to the purchase price of $10.00 per unit sold in the Company’s initial public offering, the Sponsor may earn a positive rate of return on their investment even if the share price of New Heliogen Common Stock falls significantly below the per share value implied in the Business Combination of $10.00 per share and the public stockholders of the Company experience a negative rate of return.

Unaudited Prospective Financial Information

As a matter of general practice, neither the Company nor Heliogen publicly disclose long-term forecasts or internal projections of future performance, revenue, financial condition or other results. However, in connection with the proposed Business Combination, Heliogen’s management prepared certain non-public, unaudited pro forma forecasts of certain financial information (which we refer to, collectively, as the “Prospective Financial Information”) and provided the Prospective Financial Information to Athena’s management and the Board to assist the Board in evaluating a possible Business Combination with Heliogen, and the Prospective Financial Information was among the financial information provided to and considered by BTIG for the purpose of performing financial analyses in connection with the delivery of its opinion, as described below in the section entitled “Proposal No. 1 — The Business Combination Proposal — Opinion of BTIG”. The Prospective Financial Information is included in this proxy statement/prospectus solely to provide our stockholders access to information made available in connection with our Board’s consideration of the Business Combination.

The Prospective Financial Information was prepared solely for internal use and not with a view toward public disclosure, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The Prospective Financial Information has not been audited. Neither the independent registered public accounting firms of the Company or Heliogen nor any other independent accountants, have compiled, examined or performed any procedures with respect to the Prospective Financial Information contained herein, nor have they expressed any opinion or any other form of assurance on such information or their accuracy or achievability, and the independent accounting firms of the Company and Heliogen assume no responsibility for, and disclaim any association with, the Prospective Financial Information. BDO

USA, LLP (as auditor for Heliogen) expresses no opinion or any other form of assurance on the Prospective Financial Information. The BDO USA, LLP report included in this proxy statement/prospectus relates to historical audited financial statements of Heliogen, Inc. It does not extend to the projected financial information and should not be read as if it does.

The inclusion of the Prospective Financial Information in this proxy statement/prospectus should not be regarded as an indication that the Company, Heliogen or their respective directors, officers, advisors or other representatives considered, or now considers, such Prospective Financial Information to be predictive of actual future results or to support or fail to support your decision whether to vote for or against the Business Combination Proposal. Neither Athena’s management, Heliogen nor their respective representatives has made or makes any representations to any person regarding the ultimate performance of Heliogen relative to the Prospective Financial Information. The Prospective Financial Information is not fact, is not a guarantee of future performance and should not be relied upon as being necessarily indicative of future results, and readers of this proxy statement/prospectus, including investors or stockholders, are cautioned not to place undue reliance on this information. You are cautioned not to rely on the Prospective Financial Information in making a decision regarding the Business Combination, as the Prospective Financial Information may be materially different than actual results. We will not refer back to the Prospective Financial Information in our future periodic reports filed under the Exchange Act.

The Prospective Financial Information was based upon various estimates and assumptions which relate only to the periods presented and based on information known or estimated as of the date the Prospective Financial Information was prepared. The Prospective Financial Information does not take into account any circumstances or events occurring after the date they were prepared, including the announcement of the Business Combination. Accordingly, the Prospective Financial Information should not be relied upon for any other purpose. In the view of Heliogen’s management, the Prospective Financial Information was prepared on a reasonable basis, reflected the best currently available estimates and judgments of Heliogen and presented, to the best of their knowledge and belief, the expected course of action and the expected future financial performance of Heliogen. The Board determined that the Prospective Financial Information represented the appropriate framework for the preparation of BTIG’s financial analyses and rendering its opinion and directed BTIG to use the Prospective Financial Information in performing financial analyses in connection with the delivery of its opinion.

Revenue Growth Assumptions. Heliogen’s Prospective Financial Information reflects management’s good faith assessment of the prospective project installations that Heliogen will have the opportunity and capability to deliver in the period 2021 – 2026. The Prospective Financial Information includes the following key assumptions, of which Key Assumptions #2 to #10 are based primarily on discussions with Heliogen’s current and prospective customers and key supply chain participants:

•        Key Assumption #1: Third-party analysis forecasts renewable power capital expenditures of approximately $8.5 trillion from 2020 to 2030 in order to achieve the carbon emissions reductions that would support the 1.5 degree global warming target established by the Paris Agreement, in addition to hundreds of billions in spend for hydrogen production capital expenditure in the same time period. Heliogen’s forecasted revenues through 2026 represents substantially less than 1% market share.

•        Key Assumption #2: Heliogen believes it will continue to experience significant customer interest. Heliogen’s prospective customer sales pipeline and ongoing discussions currently include potential project installations with completion dates through 2026, which in management’s experience is a typical horizon for companies involved in large-scale energy and infrastructure deployment.

•        Key Assumption #3: Pricing will be variable and will be negotiated according to each prospective customer’s requirements and the cost of their alternative means of meeting their goals. Revenue attributed to delivered projects assumes module sale pricing that would enable prospective customers to achieve a return on their project investment that is consistent with targets expressed by such customers to Heliogen’s management.

•        Key Assumption #4: Sales negotiations for each project will be completed prior to the year of installation completion. As an example, the contracts associated with the first commercial scale projects completed in 2023 will be negotiated during 2022. Heliogen is currently in various stages of negotiation on its initial projects and does not currently have any executed contracts beyond a front-end engineering design contract.

•        Key Assumption #5: Applicable customers will be able to access and utilize the U.S. investment tax credit (consistent with the current program in place) to subsidize their capital investment. Additionally, our forecast does not assume a price or tax on carbon.

•        Key Assumption #6: Project installation will span longer than one calendar year and project revenue will be recognized on a cost-to-cost, percentage-of-completion basis.

•        Key Assumption #7: More than 95% of Heliogen’s revenue will derive from two primary business models: (1) deployment of turnkey facilities, with Heliogen serving in the role of general contractor to our customers (“Model 1”); and (2) sale of Heliogen’s equipment and technology for deployment in new projects where Heliogen is not expected to have a general contractor role (“Model 2”). Heliogen’s revenue forecast reflects the full project capital expenditure on modules which rely on Model 1, whereas under Model 2 only a portion of the total project capital expenditure would be captured by Heliogen as revenue — i.e., the portion associated with Heliogen’s heliostat field technology and equipment, since Model 2 assumes that a third party has the general contractor role. Heliogen expects to derive incremental revenue from engineering services, project development activity, and operations and maintenance services, together representing less than 5% of expected revenues.

•        Key Assumption #8: The initial commercial-scale modules through 2023 will each follow Model 1 (i.e., Heliogen serving in the role of general contractor). Over time, Heliogen expects that Model 2 will increase in proportion to Model 1, as EPC providers gain experience with Heliogen’s technology and are better positioned to take on the general contractor role. Specifically, the percentage of installed modules for Model 1 is assumed to be 100% in 2023, approximately 45% in 2024 and 2025, and 33% in 2026. Based on the foregoing assumption, of the 120 module installations completed in 2026, only 40 are expected to be managed by Heliogen in a general contractor role.

•        Key Assumption #9: Heliogen’s annual revenue does not increase linearly with the number of modules installed each year. Rather, Heliogen’s earned revenue per deployed module will decrease over time, due primarily to the shift in business model prevalence from Model 1 to Model 2, as described in key assumption #8.

•        Key Assumption #10: Heliogen’s revenue projections assume that it will begin earning revenue in 2022 on the installation of three commercial scale projects consisting of one module each that will be completed in 2023. During this time, Heliogen will continue engaging with prospective customers for projects to be completed during 2024 and in subsequent years.

•        Key Assumption #11: Heliogen estimates a deployment ramp-up during 2024-2026 as indicated in the table below. Heliogen expects that during the delivery of the first projects, the commercial-scale module design will be established and will then serve as a template, enabling rapid replication for projects completed in 2024 and beyond. Heliogen expects to grow the number of modules per project each year through 2026, which will enable Heliogen to leverage economies of scale by spreading the fixed costs per project over a larger number of modules. Heliogen’s customer demand for installations to be completed by 2023 significantly exceeds the three modules assumed in the company forecast, but Heliogen management believes that limiting its first commercial-scale deployment to three modules during 2023 is a prudent pace of growth in order to allow refinement of the module design and project execution capabilities before ramping up deployments. The total number of estimated modules completed in 2026 is equivalent to 600 MW capacity, which is within the annual capacity installation range of other companies deploying utility-scale solar energy technology.

	2021E	2022E	2023E	2024E	2025E	2026E
Total New Modules Installed per Year	—	—	3	15	57	120
Projects Installed(1)	—	—	3	4	4	5

____________

(1)      Assumes 4 modules per project in 2024, 16 modules per project in 2025 and 27 modules per project in 2026. Project numbers have been rounded up to the nearest whole number.

•        Key Assumption #12: Heliogen’s modular, scalable approach will be proven at commercial scale during deployment of the first three projects, thereby subsequently enabling Heliogen to better access its existing demand. That is, the expected pace of revenue growth is expected to be driven more by improved deployment capacity, rather than by improved market conditions or customer demand.

•        Key Assumption #13: Heliogen expects that each project would be contracted with a single customer, such that the number of projects shown in the table above may be considered to be a proxy for the number of customers for whom Heliogen will complete projects during that year.

•        Key Assumption #14: Following installation of the first three commercial-scale facilities in 2023, approximately 75% of future modules will be for producing power and 25% will be for producing hydrogen.

•        Key Assumption #15: Heliogen expects to operate at a loss until 2025 due to total operating costs exceeding contract revenues while Heliogen drives down module cost. There are three expected sources of cost reduction over time: (1) economies of scale, as certain fixed costs attributable to a project will decrease on a per-unit basis as the number of modules per project increase; (2) bulk/volume discounts in the cost of materials and equipment; and (3) production efficiencies from improving manufacturing and installation methods.

Forecast Period. As background, each Heliogen “module” will include a tower, the associated systems for outputting heat, power, or hydrogen, and a field of approximately 50,000 heliostats. For power projects, each module is assumed to have approximately 5 MWe capacity. After 2023, as described above in Key Assumption #11, we expect to increase the number of modules deployed per project. Our prospective customers have a broad range of timing objectives and risk appetites. While some customers have conditioned their sales interest on our having completed at least one commercial scale module, other customers are engaging with us in advance of our having commercial-scale operating data, for various reasons such as to accelerate progress toward their decarbonization goals. Since we expect our first modules to be completed in 2023, we would expect projects with the former group of customers to be executable starting in 2024, with modules coming online in 2025 and 2026. Heliogen management therefore believes using a six-year period effectively shows the economic impact of the potential customer orders that can be reasonably extrapolated from the current level of inbound customer interest and ongoing discussions with current and prospective customers. In addition, due to the uncertainties and risks associated with the adoption and use of Heliogen’s products and services, as well as the size and scope of the potential market opportunity available to Heliogen and the potential for continued significant growth, projections beyond 2026 could not be supported by information known to or reasonably estimable by Heliogen at the time the projections were developed.

Risks and Uncertainties. The Prospective Financial Information (including the revenue growth projections above) is subjective in many respects and Heliogen’s limited operating history makes evaluating its business and future prospects, including the assumptions and analyses developed by Heliogen upon which the Prospective Financial Information relies, difficult and uncertain. As a result, there can be no assurance that the Prospective Financial Information will be realized or that actual results will not be significantly lower or higher than estimated. Since the Prospective Financial Information covers multiple years, that information by its nature becomes less predictive and reliable with each successive year. The following risks and uncertainties may negatively impact the market opportunity of Heliogen’s products and services and Heliogen’s ability to achieve the revenue growth projections illustrated in the Unaudited Prospective Financial Information:

•        Changes in governmental regulations may reduce commitments to carbon emission reduction efforts.

•        Reductions in carbon emission reduction commitments by domestic and international companies that could result in changes to their environmental, social and governance goals and potential reductions in customer interest for Heliogen’s products and services.

•        Cost of fossil fuel energy sources have a significant impact on the cost competitiveness of Heliogen’s products. If fossil fuel costs decrease significantly, the ability of Heliogen or other similar firms to capture the market opportunity could be negatively impacted.

•        Large scale capital projects may take multiple years from the beginning of the sales cycle with a customer to full commissioning of an operating project, and therefore the final outcome of a project may not be estimable for an extended time period.

•        The duration of each project (and therefore the timing of revenue earned) will be highly dependent upon multiple factors, including but not limited to: changes to the module design, the timing and availability of long-lead and other materials required for construction procurement, and availability and productivity of construction resources.

•        Entrance of competing technologies and firms could negatively Heliogen’s growth.

•        Customers may not be able to obtain sources of funding at the cost and terms that allow projects to move forward.

•        Heliogen may not achieve ability to scale in a cost-effective manner, thus slowing the pace of its revenue growth.

•        Heliogen may not be able to maintain strong relationships with its customers.

•        Recent trends around employee workplace norms may impede Heliogen’s ability to cost-effectively attract and retain the talent necessary to build the forecast sales pipeline.

•        Timing and extent of adoption for the production, transportation and storage of green hydrogen could limit Heliogen’s expansion in that market segment.

•        Global economic contraction could result in a decreased need for energy, thus limiting the need for new capital expenditure investment that Heliogen’s business will rely upon.

While presented with numerical specificity, the Prospective Financial Information is forward-looking and reflects numerous estimates and assumptions with respect to future performance under various scenarios as well as assumptions for customer onboarding, competition, general business, economic, regulatory, market, financial and political conditions and developments, and matters specific to the businesses of Heliogen, all of which are difficult to predict and inherently subject to significant uncertainties and contingencies and many of which are beyond the parties’ control including, among other things, the matters described in the sections entitled “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors”, as well as in the above section Risks and Uncertainties.

Certain of the measures included in the Prospective Financial Information are non-GAAP financial measures, including EBITDA and unlevered free cash flow. Non-GAAP financial measures are additions to, and should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and these non-GAAP financial measures as used in the Prospective Financial Measures are not reported by all of the Company’s or Heliogen’s competitors and may not be comparable to similarly titled amounts used by other companies. We encourage you to review the financial statements of Heliogen included in this proxy statement/prospectus, as well as the financial information in the sections entitled “Selected Consolidated Historical Financial Information of Heliogen” and “Unaudited Pro Forma Condensed Combined Financial Statements” in this proxy statement/prospectus and to not rely on any single financial measure.

EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE FEDERAL SECURITIES LAWS, BY INCLUDING IN THIS PROXY STATEMENT/PROSPECTUS A SUMMARY OF THE PROSPECTIVE FINANCIAL INFORMATION FOR HELIOGEN, THE COMPANY UNDERTAKES NO OBLIGATION AND EXPRESSLY DISCLAIMS ANY RESPONSIBILITY TO UPDATE OR REVISE, OR PUBLICLY DISCLOSE ANY UPDATE OR REVISION TO, THE PROSPECTIVE FINANCIAL INFORMATION TO REFLECT CIRCUMSTANCES OR EVENTS, INCLUDING UNANTICIPATED EVENTS, THAT MAY HAVE OCCURRED OR THAT MAY OCCUR AFTER THE PREPARATION OF THE PROSPECTIVE FINANCIAL INFORMATION, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE PROSPECTIVE FINANCIAL INFORMATION ARE SHOWN TO BE IN ERROR OR CHANGE.

The key elements of the Prospective Financial Information* provided to the Company are summarized below. Note that reconciliation of non-GAAP to GAAP financials for the periods presented are included below.

($ in millions)	2021E	2022E	2023E	2024E	2025E	2026E
Total New Modules Installed per Year	—	—	3	15	57	120
Projects Installed(1)	—	—	3	4	4	5
Revenue(2)	$8.0	$24.3	$196.5	$568.9	$1,414.3	$2,396.2
Revenue Growth	N/A	204%	709%	189%	149%	69%
Net Income/(Loss)	$(27.2)	$(56.9)	$(94.2)	$(124.1)	$202.5	$604.3
EBITDA(3)	$(29.4)	$(58.7)	$(92.0)	$(113.8)	$287.4	$831.1
% Margin	NM	NM	NM	NM	20.3%	34.7%
Capital Expenditures	$(10.4)	$(14.9)	$(34.0)	$(36.0)	$(56.0)	$(97.0)
Unlevered Free Cash Flow(4)	$(39.6)	$(70.0)	$(132.4)	$(182.6)	$83.6	$433.3

____________

*        All of Heliogen’s Prospective Financial Information is unaudited.

(1)      Assumes 4 modules per project in 2024E and 27 modules per project in 2026E. Project numbers have been rounded to the nearest whole number

(2)      Revenue from 2021E and 2022E are from work in progress projects.

(3)      EBITDA is defined as net earnings (loss) before interest expense, income tax expense (benefit), depreciation and amortization. EBITDA is a non-GAAP financial measure and may be different from measures of EBITDA used by other companies. Please refer below to the “Reconciliation of Non-GAAP Financial Measures” for a reconciliation of non-GAAP financial measures to the most comparable GAAP financial measures.

(4)      Unlevered free cash flow is defined as net income, plus depreciation and amortization, less capital expenditures (including acquisitions) and less change in net working capital. Unlevered free cash flow is a non-GAAP financial measure and may be different from measures of unlevered free cash flow used by other companies. Please refer below to the “Reconciliation of Non-GAAP Financial Measures” for a reconciliation of non-GAAP financial measures to the most comparable GAAP financial measures.

Reconciliation of Non-GAAP Financial Measures

A reconciliation of Heliogen’s projected EBITDA and unlevered free cash flow for full years 2021-2026 to the most directly comparable measure prepared in accordance with GAAP has been provided below:

($ in millions)	2020A	2021E	2022E	2023E	2024E	2025E	2026E
Consolidated EBITDA
Net Income/(Loss)	$(3.4)	$(27.2)	$(56.9)	$(94.2)	$(124.1)	$202.5	$604.3
Plus: Depreciation & Amortization	0.2	—	2.1	5.1	11.5	18.1	28.7
Plus: Income Tax Expense	—	—	—	—	—	67.5	201.4
Less: Interest Income	0.0	(2.2)	(3.9)	(2.9)	(1.3)	(0.8)	(3.4)
EBITDA	$(3.2)	$(29.4)	$(58.7)	$(92.0)	$(113.8)	$287.4	$831.1
% Margin	NM	NM	NM	NM	NM	20.3%	34.7%
	2021E	2022E	2023E	2024E	2025E	2026E
Net Income/(Loss)	$(27.2)	$(56.9)	$(94.2)	$(124.1)	$202.5	$604.3
Plus: Depreciation & Amortization	—	2.1	5.1	11.5	18.1	28.7
Less: Change in Net Working Capital	—	(0.3)	(8.9)	(34.1)	(80.7)	(102.6)
CFO	$(27.2)	$(55.2)	$(98.0)	$(146.6)	$139.9	$530.5
Less: Capital Expenditures	(10.4)	(14.9)	(30.0)	(30.0)	(50.0)	(90.0)
Less: Capitalized Research & Development	—	—	(4.4)	(6.0)	(6.4)	(7.2)
Less: Cash used for acquisitions	(2.0)	—	—	—	—	—
CFI	$(12.4)	$(14.9)	$(34.4)	$(36.0)	$(56.4)	$(97.2)

Unlevered Free Cash Flow	$(39.6)	$(70.0)	$(132.4)	$(182.6)	$83.6	$433.3

The Prospective Financial Information included in this proxy statement/prospectus is unaudited and does not conform to Regulation S-X. Some of the Prospective Financial Information, such as EBITDA and unlevered free cash flow, has not been prepared in accordance with GAAP. EBITDA is defined as net earnings (loss) before interest expense, income tax expense (benefit) depreciation and amortization. Unlevered free cash flow is defined as net income, plus depreciation and amortization, less capital expenditures (including acquisitions) and less change in net working capital. The Company and Heliogen believe these non-GAAP measures of financial results provide useful information to the Company’s management and investors regarding certain financial and business trends relating to Heliogen’s financial condition and results of operations. The Company and Heliogen believe that the use of these non-GAAP financial measures provides an additional tool to use in evaluating projected operating results and trends in and in comparing Heliogen’s financial measures with other similar companies, many of which present similar non-GAAP financial measures. Heliogen’s Management does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in Heliogen’s financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by Heliogen’s management about which expense and income are excluded or included in determining these non-GAAP financial measures. In order to compensate for these limitations, Heliogen’s management presents non-GAAP financial measures in connection with GAAP results.

Opinion of BTIG

In making its determination with respect to the Business Combination, Athena’s board of directors also considered the financial analyses prepared by BTIG, and the opinion of BTIG as of July 6, 2021, as to (i) the fairness, from a financial point of view, to Athena of the Aggregate Merger Consideration to be paid by Athena in the Business Combination pursuant to the Business Combination Agreement, and (ii) whether the fair market value of Heliogen equaled or exceeded 80% of the amount of funds held by Athena in its Trust Account for the benefit of its public stockholders (excluding any deferred underwriters fees and taxes payable on the income earned on the Trust Account).

Athena’s board of directors retained BTIG to provide a fairness opinion in connection with its consideration of the Business Combination. In selecting BTIG, Athena’s board of directors considered, among other things, the fact that BTIG is a reputable investment banking firm with substantial experience advising companies in the alternative fuel sector and providing strategic advisory services in general. BTIG, as part of its investment banking business, is continuously engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes.

On July 6, 2021, at a meeting of Athena’s board of directors held to evaluate the proposed business combination transaction, BTIG delivered an oral opinion, subsequently confirmed by delivery of a written opinion to Athena’s board of directors, to the effect that, as of that date and subject to and based on the assumptions made, procedures followed, matters considered, limitations of the review undertaken and qualifications contained in such opinion, (i) the Aggregate Merger Consideration to be paid by Athena in the Business Combination pursuant to the Business Combination Agreement was fair, from a financial point of view, to Athena , and (ii) the fair market value of Heliogen equaled or exceeded 80% of the amount of funds held by Athena in its Trust Account for the benefit of its public stockholders (excluding any deferred underwriters fees and taxes payable on the income earned on the Trust Account).

The full text of the written opinion of BTIG, dated July 6, 2021, which sets forth the assumptions made, procedures followed, matters considered, limitations on the review undertaken and qualifications contained in connection with its opinion, is attached to this proxy statement as Annex F and is incorporated herein by reference in its entirety. The following summary of BTIG’s opinion in this proxy statement is qualified in its entirety by reference to the full text of BTIG’s opinion. Stockholders are urged to read BTIG’s opinion carefully and in its entirety. BTIG provided its opinion for the information and assistance of Athena’s board of directors in connection with its consideration of the Business Combination. BTIG’s opinion was not intended to and does not constitute a recommendation to Athena’s board of directors as to how Athena’s board of directors should vote on the Business Combination or to any stockholder of Athena or Heliogen as to how any such stockholder should vote at any stockholders’ meeting at which the Business Combination may be considered, or whether or not any stockholder of Athena or Heliogen should enter into a voting, stockholders’ or affiliates’ agreement with respect to the Business Combination, or exercise any redemption or repurchase or exchange rights that may be available to such stockholder.

In arriving at its opinion, BTIG has, among other things:

•        discussed the Business Combination and related matters with Heliogen and Athena’s managements and reviewed the Business Combination Agreement;

•        reviewed the audited financial statements of Heliogen for the two years ended December 31, 2020;

•        reviewed and discussed with Athena’s management certain other publicly available information concerning Athena and Heliogen;

•        reviewed certain non-publicly available information concerning Heliogen, including internal financial analyses and forecasts prepared by management of Heliogen which BTIG was directed by Athena to use for purposes of its analysis, and held discussions with Heliogen’s management regarding recent developments;

•        reviewed and analyzed certain publicly available information concerning the terms of selected merger and acquisition transactions that BTIG considered relevant to its analysis;

•        reviewed and analyzed certain publicly available financial and stock market data relating to selected public companies that BTIG considered relevant to its analysis;

•        evaluated the enterprise value of Heliogen implied by the various financial analyses BTIG conducted;

•        conducted such other financial studies, analyses and investigations and considered such other information as BTIG deemed necessary or appropriate for purposes of its opinion; and

•        took into account BTIG’s assessment of general economic, market and financial conditions and BTIG’s experience in other transactions, as well as BTIG’s experience in securities valuations and BTIG’s knowledge of Heliogen’s industry generally.

In rendering its opinion, BTIG has relied upon and assumed, with Athena’s acknowledgement and consent, without independent investigation or verification, the accuracy and completeness of all of the financial and other information that was provided to BTIG by or on behalf of Athena or Heliogen, or that was otherwise reviewed by BTIG, and BTIG has not assumed any responsibility for independently verifying any of such information. With respect to the financial forecasts regarding Heliogen prepared by management of Heliogen and supplied to BTIG by Heliogen, BTIG has assumed, at the direction of Athena, that such financial forecasts were reasonably prepared on the basis of reflecting the best currently available estimates and judgments of the management of Heliogen as to the future operating and financial performance of Heliogen and that they provided a reasonable basis upon which BTIG could form its opinion. Such forecasts and projections were not prepared with the expectation of public disclosure. All projected financial information is based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in such projected financial information. BTIG has relied on this projected information without independent verification or analysis and does not in any respect assume any responsibility for the accuracy or completeness thereof.

BTIG also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of Athena or Heliogen since the date of the last financial statements made available to BTIG. BTIG did not make or obtain any independent evaluation, appraisal or physical inspection of either Athena’s or Heliogen’s assets or liabilities, nor was BTIG furnished with any such evaluation or appraisal. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Because such estimates are inherently subject to uncertainty, BTIG assumes no responsibility for their accuracy.

BTIG assumed, with Athena’s consent, that there are no factors that would delay or subject to any adverse conditions any necessary regulatory or governmental approval and that all conditions to the Business Combination will be satisfied and not waived. BTIG assumed that the Business Combination would be consummated substantially on the terms and conditions described in the Business Combination Agreement, including the PIPE Financing in an amount equal to the PIPE Financing Amount (as defined in the Business Combination Agreement), without any waiver of material terms or conditions by Athena or any other party, and that obtaining any necessary regulatory approvals or satisfying any other conditions for consummation of the Business Combination would not have an adverse effect on Athena, Heliogen or the Business Combination. BTIG assumed that the Business Combination would be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations and all other laws applicable to Athena and Heliogen. BTIG further assumed that Athena relied upon the advice of its counsel, independent accountants and other advisors (other than BTIG) as to all legal, financial reporting, tax, accounting and regulatory matters with respect to Athena, Heliogen, the Business Combination and the Business Combination Agreement.

BTIG’s opinion is limited to whether, as of the date thereof, (i) the Aggregate Merger Consideration to be paid by Athena in the Business Combination pursuant to the Business Combination Agreement was fair to Athena from a financial point of view, and (ii) the fair market value of Heliogen equaled or exceeded 80% of the amount of funds held by Athena in its Trust Account for the benefit of its public stockholders (excluding any deferred underwriters fees and taxes payable on the income earned on the Trust Account), and does not address any other terms, aspects or implications of the Business Combination, including, without limitation, the form or structure of the Business Combination, any consequences of the Business Combination on Athena, its stockholders, creditors or any other constituencies of Athena, or any terms, aspects or implications of any voting, support, stockholder, or other agreements, arrangements or understandings contemplated or entered into in connection with the Business Combination or otherwise. BTIG’s opinion did not consider, address or include: (i) any other strategic alternatives currently (or which have been or may be) contemplated by Athena; (ii) the legal, tax or accounting consequences of the Business Combination on Athena, its stockholders or any other party; (iii) the fairness of the amount or nature of any compensation to any officers, directors or employees of Heliogen or Athena, or any class of any such person, relative to the compensation paid to any other party; (iv) whether Athena has sufficient cash, available lines of credit or other sources of funds to enable it to pay the Aggregate Merger Consideration at the closing of the Business Combination or (v) the effect of any financing of Athena to pay the Aggregate Merger Consideration or other amounts provided in the Business Combination Agreement.

Furthermore, BTIG expressed no opinion as to the prices, trading range or volume at which Athena’s securities will trade following public announcement or consummation of the Business Combination or other transactions contemplated by the Business Combination Agreement. BTIG was not requested to, and did not, participate in the structuring or negotiation of the transaction.

BTIG’s opinion is necessarily based on economic, market, financial and other conditions as they existed on July 6, 2021, and on the information made available to BTIG by or on behalf of Heliogen or Athena or their respective advisors, or information otherwise reviewed by BTIG, as of the date of BTIG’s opinion. Subsequent developments may affect the conclusion reached in BTIG’s opinion and BTIG does not have any obligation to update, revise or reaffirm its opinion. Further, the credit, financial and stock markets are often affected by periods of volatility and BTIG expressed no opinion or view as to any potential effects of such volatility on Athena, Heliogen or the Business Combination. BTIG’s opinion was for the information of, and directed to, Athena’s board of directors for its information and assistance in connection with its consideration of the financial terms of the Business Combination. BTIG’s opinion does not constitute a recommendation to Athena’s board of directors as to how it should vote on the Business Combination or to any stockholder of Athena or Heliogen as to how any such stockholder should vote at any stockholders’ meeting at which Athena may be considered, or whether or not any stockholder of Athena or Heliogen should enter into a voting, stockholders’ or affiliates’ agreement with respect to the Business Combination, or exercise any redemption or repurchase or exchange rights that may be available to such stockholder. In addition, BTIG’s opinion did not compare the relative merits of the Business Combination with any other alternative transactions or business strategies which may have been available to Athena and did not address the underlying business decision of Athena’s board of directors or Athena to proceed with or effect the Business Combination.

BTIG is not a legal, tax, regulatory or bankruptcy advisor. BTIG has not considered in its opinion any potential legislative or regulatory changes currently being considered or recently enacted by the United States Congress, the Securities and Exchange Commission (the “SEC”), or any other regulatory bodies, or any changes in accounting methods or generally accepted accounting principles that may be adopted by the SEC or the Financial Accounting Standards Board. BTIG’s opinion is not a solvency opinion and does not in any way address the solvency or financial condition of Athena or Heliogen.

The summary set forth below does not purport to be a complete description of the analyses performed by BTIG, but describes, in summary form, the material elements of the presentation that BTIG made to Athena’s board of directors on July 6, 2021, in connection with BTIG’s opinion. These summaries of financial analyses alone do not constitute a complete description of the financial analyses BTIG employed in reaching its conclusions. In accordance with customary investment banking practice, BTIG employed generally accepted valuation methods and financial analyses in reaching its opinion.

None of the analyses performed by BTIG were assigned a greater significance by BTIG than any other, nor does the order of analyses described represent relative importance or weight given to those analyses by BTIG. The summary text describing each financial analysis does not constitute a complete description of BTIG’s financial analyses, including the methodologies and assumptions underlying the analyses, and if viewed in isolation could create a misleading or incomplete view of the financial analyses performed by BTIG. The summary text set forth below does not represent and should not be viewed by anyone as constituting conclusions reached by BTIG with respect to any of the analyses performed by it in connection with its opinion. Rather, BTIG made its determination as to the fairness, from a financial point of view, to Athena of the Aggregate Merger Consideration to be paid by Athena in the Business Combination pursuant to the Business Combination Agreement, on the basis of its experience and professional judgment after considering the results of all of the analyses performed. Except as otherwise noted, the information utilized by BTIG in its analyses, to the extent that it is based on market data, is based on market data as it existed on or before July 6, 2021 and is not necessarily indicative of current market conditions. The analyses described below do not purport to be indicative of actual future results, or to reflect the prices at which any securities may trade in the public markets, which may vary depending upon various factors, including changes in interest rates, dividend rates, market conditions, economic conditions and other factors that influence the price of securities.

In conducting its analysis, BTIG used two primary methodologies: selected public companies analysis, and discounted cash flow analysis. No individual methodology was given a specific weight, nor can any methodology be viewed individually. Additionally, no company or transaction used in any analysis as a comparison is identical to Heliogen or the Business Combination, and they all differ in material ways. Accordingly, an analysis of the results described below is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value of the selected companies or transactions to which they are being compared. BTIG used these analyses to determine the impact of various operating metrics on the implied enterprise value of Heliogen. Each of these analyses yielded a range of implied enterprise values, and therefore, such implied enterprise value ranges developed from these analyses were viewed by BTIG collectively and not individually. In delivering its opinion to Athena’s board of directors, BTIG utilized the financial projections and estimates regarding Heliogen prepared by management of Heliogen and supplied to BTIG by Heliogen.

Selected Public Companies Analysis.    BTIG reviewed, analyzed and compared certain financial information relating to Heliogen to corresponding publicly available financial information and market multiples for the following twelve publicly traded companies divided into two sections, Alternative Generators and Alternative Generation Technology companies and Hydrogen & Fuel Cell companies. BTIG reviewed, among other things, the range of enterprise values of the selected publicly traded companies as a multiple of estimated revenue for the twelve months ending December 31 (“calendar year” or “CY”), 2023 and 2024 (estimates as provided by Capital IQ).

Alternative Generators and Alternative Generation Technology:

•        Avangrid, Inc.

•        SolarEdge Technologies, Inc.

•        SunRun, Inc.

•        First Solar, Inc.

•        SunPower Corporation

•        Array Technologies, Inc.

Hydrogen & Fuel Cell:

•        Plug Power, Inc.

•        QuantumScape Corporation

•        Ballard Power Systems, Inc.

•        Bloom Energy Corporation

•        Nel ASA

•        FuelCell Energy, Inc.

The following table sets forth the enterprise values as a multiple of calendar year 2023 and 2024 estimated revenue for the selected publicly traded companies identified above.

	Price per share as of 7/02/21	Enterprise Value (in millions)	Enterprise Value as a Multiple of Revenue
			CY2023E	CY2024E
Alternative Generators and Alternative Generation Technology
Avangrid, Inc	$51.66	$27,707	3.9x	3.8x
SolarEdge Technologies, Inc.	276.23	12,951	4.6x	4.3x
SunRun, Inc	56.82	14,395	7.4x	6.6x
First Solar, Inc.	90.82	7,523	2.6x	2.3x
SunPower Corporation	28.81	5,181	2.5x	NA(1)
Array Technologies, Inc.	15.90	2,344	1.7x	1.6x

		Mean	3.8x	3.7x
		Median	3.3x	3.8x
	Price per share as of 7/02/21	Enterprise Value (in millions)	Enterprise Value as a Multiple of Revenue
Hydrogen & Fuel Cell
Plug Power, Inc.	$32.48	$19,112	16.8x	11.2x
QuantumScape Corporation	26.70	12,831	NM(2)	NM(2)
Ballard Power Systems, Inc.	18.15	5,025	22.5x	15.1x
Bloom Energy Corporation	26.35	4,811	3.1x	2.6x
Nel ASA	2.38	2,996	10.8x	10.6x
FuelCell Energy, Inc.	8.38	2,963	14.6x	10.3x

		Mean	13.6x	9.9x
		Median	14.6x	10.6x
Aggregate

		Mean	8.2x	6.8x
		Median	4.6x	5.5x

____________

(1)      No consensus estimate available.

(2)      NM denotes multiples that are negative or are higher than 50.0x.

As none of the selected publicly traded companies identified above, or group thereof, is identical or directly comparable to Heliogen, BTIG, using its professional judgment and experience, derived from the mean and median enterprise values as a multiple of such entities’ calendar year 2023 and 2024 estimated revenue a range of multiples for Heliogen ranging from 8.6x to 11.7x for calendar year 2023 and from 3.0x to 4.0x for calendar year 2024. Applying such range of multiples to the 2023 and 2024 estimated revenue for Heliogen of $196.5 million and $568.9 million, respectively, utilized by BTIG in performing its analysis, BTIG’s analysis resulted in implied enterprise values for Heliogen ranging from $1,700 million to $2,300 million. BTIG compared the results of this analysis to the enterprise value of Heliogen implied by the Aggregate Merger Consideration. The enterprise value of Heliogen implied by the Aggregate Merger Consideration was within the range of enterprise values resulting from this analysis, supporting a conclusion that, as of the date of BTIG’s opinion, the Aggregate Merger Consideration to be paid by Athena in the Business Combination pursuant to the Business Combination Agreement was fair, from a financial point of view, to Athena.

BTIG selected the companies used in this analysis on the basis of its experience and knowledge of companies in the industry and various factors, including the size of Heliogen and the similarity of the lines of business to Heliogen’s lines of business, as well as the business models, product offerings, operating margin profiles and end-market exposure of such companies. As noted above, no company used as a comparison is identical to Heliogen. Accordingly, these analyses are not purely mathematical, but also involve complex considerations and judgments concerning the differences in financial and operating characteristics of the selected companies and other factors.

Discounted Cash Flow Analysis.

Discounted cash flow analysis is an important valuation methodology that calculates a company’s intrinsic value by discounting its future cash flows to their present value. Free cash flows are projected based on reasonable revenue growth, margin, working capital, and capital expenditure assumptions that conform to industry and company-specific research. These cash flows are then discounted to the present value using a weighted average cost of capital.

BTIG utilized the financial projections and estimates regarding Heliogen prepared by management of Heliogen and supplied to BTIG by Heliogen, to perform a discounted cash flow analysis of Heliogen. The projections and estimates supplied to and utilized by BTIG are summarized above under “— Unaudited Prospective Financial Information and Projections.” In conducting this analysis, BTIG assumed that Heliogen would perform in accordance with these projections and estimates. BTIG performed an analysis of the present value of the unlevered cash flows that Heliogen’s management projected Heliogen will generate for the fiscal year 2021 through fiscal year 2026. BTIG calculated terminal values for Heliogen in the year 2026 by applying a range of terminal multiples of 4.3x to 6.0x, selected based on BTIG’s professional judgment and experience, to projected fiscal years 2021 to 2026 EBITDA. BTIG discounted the terminal values and cash flows projected for the specified period using discount rates ranging from 16.0% to 19.0%, reflecting estimates of Heliogen’s weighted average cost of capital based on BTIG’s professional judgment and experience, to determine an implied enterprise value reference range. The weighted average cost of capital was calculated as 18.9% and derived using the capital asset pricing model, which took into account, among other things, risk free rate, historical equity risk premium, levered beta, historical size premium and BTIG’s professional judgment and experience to determine the cost of equity capital, and then applying an additional risk premium selected based on BTIG’s professional judgment and experience to determine the weighted average cost of capital, consistent with standard industry practices. Using discount rates of 16.0% to 19.0% and terminal multiples of 4.3x to 6.0x, selected based on BTIG’s professional judgment and experience, BTIG’s analysis resulted in implied enterprise values for Heliogen ranging from $1,690.7 million to $2,695.7 million. BTIG compared the results of this analysis to the approximately $1.85 billion enterprise value of Heliogen implied by the Aggregate Merger Consideration. The enterprise value of Heliogen implied by the Aggregate Merger Consideration fell within the range of enterprise values resulting from this analysis, supporting a conclusion that, as of the date of BTIG’s opinion, the Aggregate Merger Consideration to be paid by Athena in the Business Combination pursuant to the Business Combination Agreement was fair, from a financial point of view, to Athena.

Satisfaction of 80% Test

As of July 6, 2021, the date of the execution of the Business Combination Agreement, the balance of the funds in the Trust Account held for the benefit of Athena’s public stockholders (which excluded any deferred underwriters fees and taxes payable on the income earned on the Trust Account) was approximately $250 million, and 80% of such balance represented approximately $200 million. In rendering its opinion to Athena’s board of directors to the effect that, as of that date and subject to and based on the assumptions made, procedures followed, matters considered, limitations of the review undertaken and qualifications contained in such opinion, the fair market value of Heliogen equaled or exceeded 80% of the amount of funds held in the Trust Account for the benefit of Athena’s public stockholders (excluding any deferred underwriters fees and taxes payable on the income earned on the trust account), BTIG compared such balance to (i) the approximately $1.85 billion enterprise value of Heliogen implied by the Aggregate Merger Consideration agreed to by the parties in negotiating the Business Combination Agreement, (ii) the selected public companies analysis performed by BTIG, which yielded a range of implied enterprise values for Heliogen ranging from $1,700 million to $2,300 million, and (iii) the discounted cash flow analysis performed by BTIG, which yielded a range of implied enterprise values for Heliogen ranging from $1,690.7 million to $2,695.7 million. Each of the enterprise values of Heliogen implied by the Aggregate Merger Consideration substantially exceeds the $200 million value required to satisfy the 80% test.

Conclusion

Based upon the foregoing analyses and the assumptions and limitations set forth in full in the text of BTIG’s opinion, BTIG was of the opinion that, as of the date of BTIG’s opinion, and subject to and based on the assumptions made, procedures followed, matters considered, limitations of the review undertaken and qualifications contained in such opinion, (i) the Aggregate Merger Consideration to be paid by Athena in the Business Combination pursuant to the Business Combination Agreement was fair to Athena from a financial point of view, and (ii) the fair market value of Heliogen equaled or exceeded 80% of the amount of funds held by Athena in its Trust Account for the benefit of its public stockholders (excluding any deferred underwriters fees and taxes payable on the income earned on the Trust Account).

Miscellaneous

The discussion above represents a summary of the material financial analyses presented by BTIG to Athena’s board of directors in connection with its opinion and is not a comprehensive description of all analyses undertaken by BTIG in connection with its opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to partial analysis or summary description. BTIG believes that its analyses summarized above must be considered as a whole. BTIG further believes that selecting portions of its analyses and the factors considered or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying BTIG’s analyses and opinion. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis referred to in the summary.

In performing its analyses, BTIG considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of Athena and Heliogen. The estimates of the future performance of Heliogen in or underlying BTIG’s analyses are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those estimates or those suggested by BTIG’s analyses. These analyses were prepared solely as part of BTIG’s analysis of the fairness, from a financial point of view, to Athena of the Aggregate Merger Consideration to be paid by Athena in the Business Combination pursuant to the Business Combination Agreement, and were provided to the Athena board in connection with the delivery of BTIG’s opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities have traded or may trade at any time in the future. Accordingly, the estimates used in, and the ranges of valuations resulting from, any particular analysis described above are inherently subject to substantial uncertainty and should not be taken to be BTIG’s view of the actual value of Heliogen.

The type and amount of consideration payable in the Business Combination was determined through negotiations between Athena and Heliogen, rather than by any financial advisor, and was approved by the Athena board. The decision to enter into the Business Combination Agreement was solely that of the Athena board. As described above, BTIG’s opinion and analyses were only one of many factors considered by the Athena board in its evaluation of the Business Combination and should not be viewed as determinative of the views of the Athena board or management with respect to the Business Combination or the Aggregate Merger Consideration.

In the two years prior to the date hereof, BTIG has not provided financial advisory services for Athena, the Sponsor or Heliogen for which any compensation was received. BTIG may seek to provide such services to Athena, the Sponsor or Heliogen or any of their respective affiliates in the future, and would expect to receive fees for the rendering of any such services.

Pursuant to the engagement letter between Athena and BTIG, BTIG is entitled to receive a fee of $500,000, $125,000 of which was due upon execution of the engagement letter and $375,000 of which became due upon delivery of BTIG’s opinion. In addition, Athena has agreed to reimburse BTIG for certain of its out-of-pocket expenses, including legal fees, and has agreed to indemnify BTIG against certain liabilities, including under applicable laws.

BTIG, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. BTIG or its affiliates may provide investment and corporate banking services to Athena and Heliogen and their respective affiliates in the future, for which BTIG or its affiliates may have received or will receive customary fees. BTIG provides a full range of financial advisory and securities services and, in the course of its normal trading activities, may from time to time effect transactions and hold securities, including, without limitation, derivative securities, of Athena or Athena’s affiliates for its own account and for the accounts of customers.

Board following Business Combination

New Heliogen’s business and affairs will be organized under the direction of the New Heliogen Board. For a discussion of the directors and composition of the New Heliogen Board after the Closing, please refer to “Management after the Business Combination — Non-Employee Directors and “— Board Composition”

Sources and Uses for the Business Combination

The following table summarizes the cash sources and uses for funding the Business Combination assuming both the no redemption scenario and maximum redemption scenario ($ in millions):

Sources:	No redemption scenario	Maximum redemption scenario	Uses:	No redemption scenario	Maximum redemption scenario
Proceeds from Trust Account	$250	$27	Cash to Heliogen Balance Sheet	$415	$192
Proceeds from PIPE Financing	165	165	Estimated Total Fees and Expenses	29	29
Cash from Heliogen Balance Sheet(1)	29	29
Total Sources	$444	$221	Total Uses	$444	$221

____________

(1)      For estimated Athena and Heliogen fees and expenses.

All of the sources and uses above are for illustrative purposes only. Where actual amounts are not known or knowable, the figures above represent Athena’s good faith estimate of such amounts.

Redemption Rights

Pursuant to our current certificate of incorporation, holders of public shares may elect to have their shares redeemed for cash at the applicable redemption price per share calculated in accordance with our current certificate of incorporation. As of September 30, 2021, the estimated per share redemption price would have been approximately $10.00. If a holder exercises its redemption rights, then such holder will be exchanging its shares of our Common Stock for cash and will no longer own shares of the post-combination company. Such a holder will be entitled to receive cash for its public shares only if it properly demands redemption and delivers its shares (either physically or electronically) to our Transfer Agent in accordance with the procedures described herein.

Each redemption of shares of Common Stock by our public stockholders will reduce the amount in the Trust Account. The Business Combination Agreement provides that our obligation to consummate the Business Combination is conditioned on the amount of cash or cash equivalents that we have from any source be no less than an aggregate amount of $150,000,000, including the cash available to Athena from the Trust Account (after any redemptions by the Athena stockholders and the payment of any deferred underwriting expenses of Athena not related to the Business Combination) and the proceeds from the PIPE Investment. This condition to closing in the Business Combination Agreement is for the sole benefit of the parties thereto and may be waived by Heliogen. If, as a result of redemptions of Common Stock by our public stockholders, this condition is not met (or waived), then we or Heliogen (as applicable) may elect not to consummate the Business Combination. In addition, in no event will we redeem shares of our Common Stock in an amount that would result in the Company’s failure to have net tangible assets equaling or exceeding $5,000,001 (so that we are not subject to the SEC’s “penny stock” rules). Holders of our outstanding public warrants do not have redemption rights in connection with the Business Combinations. Please see the section entitled “Special Meeting of Company Stockholders — Redemption Rights” for the procedures to be followed if you wish to redeem your shares for cash.

Accounting Treatment

The Business Combination will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, the Company will be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of Heliogen issuing stock for the net assets of the Company, accompanied by a recapitalization whereby no goodwill or other intangible assets are recorded.

Material U.S. Federal Income Tax Considerations

The following is a discussion of (i) the Intended Tax Treatment (as defined below) of the Business Combination (ii) material U.S. federal income tax consequences to holders of our Common Stock electing to have their shares redeemed for cash if the Business Combination is completed, and (iii) the ownership and disposition of our Common Stock. This discussion is limited to holders that hold our Common Stock as a “capital asset” for U.S. federal income tax purposes (generally, property held for investment). This summary is based on the provisions of the Code, U.S. Treasury regulations, administrative rules and judicial decisions, all as in effect on the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect holders to which this section applies. We have not sought and will not seek any rulings from the IRS with respect to the statements made and the conclusions reached in the following discussion, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

The following does not purport to be a complete analysis of all potential tax effects resulting from redemptions of our Common Stock or the ownership and disposition of our Common Stock, and this discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular holders in light of their personal circumstances. In addition, this summary does not address the Medicare tax on certain investment income, U.S. federal estate or gift tax laws, any state, local or non-U.S. tax laws or any tax treaties. This summary also does not address tax considerations applicable to investors that may be subject to special treatment under the U.S. federal income tax laws, such as:

•        banks, insurance companies or other financial institutions;

•        tax-exempt or governmental organizations;

•        qualified foreign pension funds (or any entities all of the interests of which are held by a qualified foreign pension fund);

•        brokers or dealers in securities or foreign currencies;

•        U.S. persons whose functional currency is not the U.S. dollar;

•        “controlled foreign corporations,” “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

•        traders in securities that use the mark-to-market method of accounting for U.S. federal income tax purposes;

•        persons subject to the alternative minimum tax;

•        partnerships or other pass-through entities for U.S. federal income tax purposes or holders of interests therein;

•        persons deemed to sell our Common Stock under the constructive sale provisions of the Code;

•        persons that acquired our Common Stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan;

•        real estate investment trusts;

•        regulated investment companies;

•        certain former citizens or long-term residents of the United States; and

•        persons that hold our Common Stock, as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment or risk reduction transaction.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our Common Stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, we urge partners in partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes) holding our Common Stock to consult their tax advisors regarding the U.S. federal income tax consequences to them relating to the matters discussed below.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Tax Consequences of the Business Combination to Holders of Heliogen Common Stock

The parties intend for the Business Combination contemplated by the Business Combination Agreement to be treated as a “reorganization” for U.S. federal income tax purposes within the meaning of Section 368(a) of the Code (“Intended Tax Treatment”), and DLA Piper (US) LLP has delivered an opinion to Athena to the effect that, under the U.S. federal income tax laws in effect as of the date of such opinion, the Business Combination will so qualify (the “Business Combination Tax Opinion”). However, it is not a condition to the completion of the Business Combination that either Heliogen or Athena receives an opinion of counsel as of the Effective time to the effect that the Business Combination will so qualify, and the Business Combination will occur even if it does not so qualify. The Business Combination Tax Opinion will be based on customary assumptions and certain representations, warranties and covenants of Athena, Heliogen and Heliogen Merger Sub. If any such assumptions, representations, warranties or covenants is or becomes incorrect, incomplete, or inaccurate, or is violated, or if there is a change in U.S. federal income tax law after the date thereof, the validity of the Business Combination Tax Opinion may be adversely affected and the U.S. federal income tax consequences of the Mergers could differ materially from those described in the section entitled “— Tax Consequences if the Business Combination Qualifies as a Reorganization” below. An opinion of counsel represents counsel’s legal judgment but is not binding on the IRS or any court. The parties have not requested, nor do they intend to request, a ruling from the IRS as to the U.S. federal income tax consequences of the Business Combination. Consequently, no assurance can be given that the IRS will not challenge the qualification of the Business Combination as a “reorganization” under Section 368(a) of the Code. If the IRS were to successfully challenge the “reorganization” status of the Business Combination, the Business Combination would be fully taxable for U.S. federal income tax purposes. Accordingly, each holder of Heliogen Common Stock is urged to consult its tax advisor with respect to the particular tax consequence of the Business Combination to such holder.

Tax Consequences if the Business Combination Qualifies as a Reorganization Within the Meaning of Section 368(a) of the Code

If the Business Combination qualifies for the Intended Tax Treatment, each holder of Heliogen Common Stock generally will not recognize gain or loss upon exchanging its Heliogen Common Stock for our Common Stock. The tax basis of our Common Stock received by a holder of Heliogen Common Stock will be the same as the tax basis of the Heliogen Common Stock surrendered in exchange for our Common Stock. Such aggregate adjusted tax basis will be allocated to the shares of our Common Stock received by the holder of Heliogen Common Stock. The holder’s holding period for the shares of our Common Stock that it receives pursuant to the Business Combination will include its holding period for the shares of the Heliogen Common Stock it surrenders.

Tax Consequences if the Business Combination Fails to Qualify as a Reorganization Within the Meaning of Section 368(a) of the Code

If the Business Combination contemplated by the Business Combination Agreement does not qualify for the Intended Tax Treatment, then, for U.S. federal income tax purposes, a holder holding Heliogen Common Stock generally would be treated as selling its Heliogen Common Stock in exchange for the merger consideration in a taxable transaction.

A U.S. Holder (as defined below) who receives the merger consideration pursuant to the merger would generally recognize capital gain or loss equal to the difference, if any, between (i) the sum of the fair market value of our Common Stock received, as determined for U.S. federal income tax purposes and (ii) such U.S. Holder’s adjusted tax basis in the Heliogen Common Stock surrendered. Such gain or loss generally will be long-term capital gain or loss provided the U.S. Holder’s holding period for the Heliogen Common Stock surrendered in the Business Combination exceeds one year as of the closing date. Long-term capital gain of certain non-corporate holders (including individuals) is currently eligible for U.S. federal income taxation at preferential rates. The deductibility of capital losses is subject to limitations under the Code. U.S. Holders that realize a loss should consult their tax advisors regarding the allowance of this loss.

The tax consequences to a Non-U.S. Holder (as defined below) if the Business Combination is treated as a taxable sale of Heliogen Common Stock by the Non-U.S. Holder generally will be the same as described below under the section entitled “— Non-U.S. Holders — Redemption Treated as a Sale of Our Common Stock” with respect to the Heliogen Common Stock sold.

A holder’s initial tax basis in the Common Stock received in the merger will equal the fair market value of such stock upon receipt, and the holding period for such stock will begin on the day following the closing date of the Business Combination.

U.S. Holders

This section is addressed to U.S. Holders of our Common Stock. For purposes of this discussion, a “U.S. Holder” is a beneficial owner of shares of our Common Stock that is, for U.S. federal income tax purposes:

•        an individual who is a citizen or resident of the United States;

•        a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•        an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•        a trust (i) the administration of which is subject to the primary supervision of a U.S. court and which has one or more United States persons (within the meaning of the Code) who have the authority to control all substantial decisions of the trust or (ii) which has made a valid election under applicable U.S. Treasury regulations to be treated as a United States person.

Redemption of Our Common Stock

In the event that a U.S. Holder of our Common Stock exercises its redemption rights pursuant to the redemption provisions described in the section entitled “Special Meeting of Company Stockholders — Redemption Rights,” the treatment of the transaction for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale of the Common Stock under Section 302 of the Code. If the redemption qualifies as a sale of Common Stock, the U.S. Holder will be treated as described under “— Redemption Treated as a Sale of Our Common Stock” below. If the redemption does not qualify as a sale of Common Stock, the U.S. Holder will be treated as receiving a corporate distribution with the tax consequences described below under “— Redemption Treated as a Distribution.”

Whether a redemption qualifies as a sale of Common Stock will depend largely on the total number of shares of our stock treated as held by the U.S. Holder (including any stock constructively owned by the U.S. Holder as a result of owning warrants) relative to all of our shares of stock outstanding both before and after the redemption. The redemption of a U.S. Holder’s Common Stock generally will be treated as a sale of such Common Stock (rather than as a corporate distribution) if the redemption (i) is “substantially disproportionate” with respect to the U.S. Holder, (ii) results in a “complete termination” of the U.S. Holder’s interest in the Company or (iii) is “not essentially equivalent to a dividend” with respect to the U.S. Holder. These tests are explained more fully below.

In determining whether any of the foregoing tests are satisfied, a U.S. Holder takes into account not only stock owned directly by the U.S. Holder, but also shares of our stock that are treated as constructively owned by the U.S. Holder. In addition to stock actually owned by a U.S. Holder, such U.S. Holder may also be treated as constructively owning stock owned by certain related individuals and entities in which the U.S. Holder has an interest or that have an interest in such U.S. Holder, as well as any stock that the U.S. Holder has a right to acquire by exercise of an option, which would generally include Common Stock which could be acquired pursuant to the exercise of the warrants. In order to meet the substantially disproportionate test, the percentage of our outstanding voting stock actually and constructively owned by the U.S. Holder immediately following the redemption of Common Stock must, among other requirements, be less than 80% of the percentage of our outstanding voting stock actually and constructively owned by the U.S. Holder immediately before the redemption. There will be a complete termination of a U.S. Holder’s interest if either (i) all of the shares of our Common Stock actually and constructively owned by the U.S. Holder are redeemed or (ii) all of the shares of our Common Stock actually owned by the U.S. Holder are redeemed and the U.S. Holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of stock owned by certain family members and the U.S. Holder does not constructively own any other stock. Finally, the redemption of a U.S. Holder’s Common Stock will not be essentially equivalent to a dividend if such redemption results in a “meaningful reduction” of the U.S. Holder’s proportionate interest in us. Whether the redemption will result in a meaningful reduction in a U.S. Holder’s proportionate interest in the Company will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.” A U.S. Holder should consult with its own tax advisors as to the tax consequences of electing to have our Common Stock redeemed for cash.

If none of the foregoing tests are satisfied, then the redemption will be treated as a corporate distribution, and the tax effects will be as described under “— Redemption Treated as a Distribution” below. After the application of those rules, any remaining tax basis of the U.S. Holder in the redeemed Common Stock will be added to the U.S. Holder’s adjusted tax basis in its remaining stock, or, if it has none, to the U.S. Holder’s adjusted tax basis in its warrants or possibly in other stock constructively owned by it.

Redemption Treated as a Sale of Our Common Stock.    If the redemption qualifies as a sale of our Common Stock, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between (i) the amount of cash received in such redemption and (ii) the U.S. Holder’s adjusted tax basis in its Common Stock redeemed. A U.S. Holder’s adjusted tax basis in its Common Stock generally will equal the U.S. Holder’s acquisition cost less any prior distributions paid to such U.S. Holder that were treated as a return of capital for U.S. federal income tax purposes. Any capital gain or loss recognized with respect to a redemption generally will be long-term capital gain or loss if the U.S. Holder held the Common Stock redeemed for more than one year. Long-term capital gains recognized by non-corporate U.S. Holders will be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations.

Redemption Treated as a Distribution.    If the redemption does not qualify as a sale of our Common Stock, the U.S. Holder will generally be treated as receiving a distribution of cash from the Company. Such distribution generally will constitute a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in our Common Stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the Common Stock and will be treated as described under “— Redemption Treated as a Sale of Our Common Stock” above.

Dividends we pay to a U.S. Holder that is a corporation for U.S. federal income tax purposes generally will qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, dividends we pay to a non-corporate U.S. Holder generally will constitute “qualified dividends” that will be subject to tax at the maximum tax rate accorded to long-term capital gains. It is unclear whether the redemption rights with respect to the Common Stock described in this proxy statement/prospectus may prevent a U.S. Holder from satisfying the applicable holding period requirements with respect to the dividends received deduction or the preferential tax rate on qualified dividend income, as the case may be.

The rules governing the tax treatment of redemptions are complex and the determination of whether a redemption will be treated as a sale of our Common Stock or as a distribution with respect to our Common Stock is made on a holder-by-holder basis. U.S. Holders of our Common Stock considering the exercise of their redemption rights are encouraged to consult their own tax advisors as to whether the redemption of their Common Stock will be treated as a sale or as a distribution under the Code.

Ownership and Disposition of Our Common Stock

Distributions on Our Common Stock.    If we pay cash distributions to U.S. Holders of shares of our Common Stock, such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in our Common Stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the Common Stock and will be treated as described under “— Sale, Taxable Exchange or Other Taxable Disposition of Our Common Stock” below.

Dividends we pay to a U.S. Holder that is a corporation generally will qualify for the dividends received deduction (at varying percentages based upon such U.S. Holder’s ownership percentage in us) if the requisite holding period is satisfied. With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations) and provided certain holding period requirements are met, dividends we pay to a non-corporate U.S. Holder generally will constitute “qualified dividends” that will be subject to tax at the maximum tax rate accorded to long-term capital gains.

Sale, Taxable Exchange or Other Taxable Disposition of Our Common Stock.    Upon a sale, taxable exchange or other taxable disposition of our Common Stock, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the shares of our Common Stock. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for shares of our Common Stock so disposed of exceeds one year. Long-term capital gains recognized by non-corporate U.S. Holders will be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations. Generally, the amount of gain or loss recognized by a U.S. Holder is an amount equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. Holder’s adjusted tax basis in its Common Stock so disposed of.

Information Reporting and Backup Withholding

Payments received by a U.S. Holder may be subject, under certain circumstances, to information reporting and backup withholding. Backup withholding will not apply, however, to a U.S. Holder that (i) is a corporation or entity that is otherwise exempt from backup withholding (which, when required, certifies as to its exempt status) or (ii) furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9.

Backup withholding is not an additional tax. Rather, the U.S. income tax liability (if any) of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is timely furnished to the IRS.

Non-U.S. Holders

This section is addressed to Non-U.S. Holders of our Common Stock. For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our Common Stock that is neither a U.S. Holder nor an entity treated as a partnership for U.S. federal income tax purposes.

Redemption of Our Common Stock

The characterization of the redemption of a Non-U.S. Holder’s shares of our Common Stock pursuant to the redemption provisions described in the section entitled “Special Meeting of Company Stockholders — Redemption Rights” as a sale or distribution for U.S. federal income tax purposes generally will correspond to the U.S. federal income tax characterization of such a redemption of a U.S. Holder’s Common Stock, as described under “U.S. Holders — Redemption of Our Common Stock” above.

Redemption Treated as a Sale of Our Common Stock.    If the redemption qualifies as a sale of our Common Stock with respect to a Non-U.S. Holder, subject to the discussions below under “Non-U.S. Holders — Information Reporting and Backup Withholding” and “Non-U.S. Holders — Foreign Account Tax Compliance Act,” such Non-U.S. Holder generally should not be subject to U.S. federal income or withholding tax in respect of any such gain realized upon the redemption of its Common Stock unless:

•        the Non-U.S. Holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met;

•        the gain is effectively connected with a trade or business conducted by the Non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States); or

•        we are or have been a “U.S. real property holding corporation” (a “USRPHC”) for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the Non-U.S. Holder held our Common Stock, and, in the case where shares of our Common Stock are regularly traded on an established securities market, the Non-U.S. Holder has owned, directly or constructively, more than 5% of our Common Stock at any time within the shorter of the five-year period preceding the disposition or such Non-U.S. Holder’s holding period for the shares of our Common Stock.

A Non-U.S. Holder described in the first bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as specified by an applicable income tax treaty) on the amount of such gain, which generally may be offset by U.S. source capital losses.

A Non-U.S. Holder whose gain is described in the second bullet point above generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons (as defined in the Code) unless an applicable income tax treaty provides otherwise. If the Non-U.S. Holder is a corporation for U.S. federal income tax purposes whose gain is described in the second bullet point above, then such gain would also be included in its effectively connected earnings and profits (as adjusted for certain items), which may be subject to a branch profits tax (at a rate of 30% or such lower rate as specified by an applicable income tax treaty).

Generally, a corporation is a USRPHC if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide property interests and its other assets used or held for use in a trade or business. We believe that we currently are not (and have not been during the applicable testing period) a USRPHC for U.S. federal income tax purposes.

Redemption Treated as a Distribution.    If the redemption does not qualify as a sale of our Common Stock, a Non-U.S. Holder will generally be treated as receiving a distribution of cash from the Company. Such distribution generally will constitute a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the Non-U.S. Holder’s adjusted tax basis in our Common Stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the Common Stock and will be treated as described under “— Redemption Treated as a Sale of Our Common Stock” above.

Subject to the withholding requirements under FATCA (as defined below) and provided such dividend is not effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States, each of which is discussed below, any portion of such distribution treated as a dividend made to a Non-U.S. Holder on our Common Stock generally will be subject to U.S. withholding tax at a rate of 30% of the gross amount of the dividend unless an applicable income tax treaty provides for a lower rate. To receive the benefit of a reduced treaty rate, a Non-U.S. Holder must provide the applicable withholding agent with an applicable IRS Form W-8, together with all attachments (or a successor form) certifying qualification for the reduced rate. Because we generally cannot determine at the time we make a distribution whether or not the distribution will exceed our current and accumulated earnings and profits, we normally will withhold tax on the entire amount of any distribution at the 30% rate (subject to reduction by an applicable income tax treaty). However, some or all of any amounts thus withheld may be refundable to the Non-U.S. Holder if it is subsequently determined that such distribution was, in fact, in excess of our current and accumulated earnings and profits.

Dividends paid to a Non-U.S. Holder that are effectively connected with a trade or business conducted by the Non-U.S. Holder within the United States (and, if required by an applicable income tax treaty, are treated as attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States) generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons (as defined under the Code). Such effectively connected dividends will not be subject to U.S. withholding tax if the Non-U.S. Holder satisfies certain certification requirements by providing the applicable withholding agent with a properly executed IRS Form W-8ECI certifying eligibility for exemption. If the Non-U.S. Holder is a corporation for U.S. federal income tax purposes, it may also be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include effectively connected dividends.

The rules governing the tax treatment of redemptions are complex and the determination of whether a redemption will be treated as a sale of the Common Stock or as a distribution with respect to such stock is made on a holder-by-holder basis.    As a result, a withholding agent may require a Non-U.S. Holder to provide certain information regarding its ownership in order to determine whether the redemption proceeds should be treated as sale proceeds or as a distribution subject to withholding. Non-U.S. Holders of our Common Stock considering the exercise of their redemption rights are encouraged to consult their own tax advisors as to whether the redemption of their Common Stock will be treated as a sale or as a distribution under the Code.

Ownership and Disposition of Our Common Stock

Distributions on Our Common Stock.    In general, any distributions we make to a Non-U.S. Holder of shares of our Common Stock, to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles), will constitute dividends for U.S. federal income tax purposes and, provided such dividends are not effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States, we will be required to withhold tax from the gross amount of the dividend at a rate of 30%, unless such Non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E). Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the Non-U.S. Holder’s adjusted tax basis in its shares of our Common Stock and, to the extent such distribution exceeds the Non-U.S. Holder’s adjusted tax basis, as gain realized from the sale or other disposition of the Common Stock, which will be treated as described under “— Sale, Taxable Exchange or Other Taxable Disposition of Our Common Stock” below.

This withholding tax does not apply to dividends paid to a Non-U.S. Holder who provides a Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. income tax as if the Non-U.S. Holder were a U.S. resident, subject to an applicable income tax treaty providing otherwise. A Non-U.S. corporation receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate). In addition, if we determine that we are likely to be classified as a USRPHC (see “— Sale, Taxable Exchange or Other Taxable Disposition of Our Common Stock ” below), we may withhold up to 15% of any distribution to a Non-U.S. Holder to which Section 301 of the Code applies and which is not made out of our earnings and profits.

Sale, Taxable Exchange or Other Taxable Disposition of Our Common Stock.    Subject to the discussions below under “Non-U.S. Holders — Information Reporting and Backup Withholding” and “Non-U.S. Holders — Foreign Account Tax Compliance Act,” a Non-U.S. Holder generally should not be subject to U.S. federal income or withholding tax in respect of any gain recognized on a sale, taxable exchange or other taxable disposition of our Common Stock, unless:

•        the Non-U.S. Holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met;

•        the gain is effectively connected with a trade or business conducted by the Non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States); or

•        we are or have been a USRPHC for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the Non-U.S. Holder held our Common Stock, and, in the case where shares of our Common Stock are regularly traded on an established securities market, the Non-U.S. Holder has owned, directly or constructively, more than 5% of our Common Stock at any time within the shorter of the five-year period preceding the disposition or such Non-U.S. Holder’s holding period for the shares of our Common Stock.

A Non-U.S. Holder described in the first bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as specified by an applicable income tax treaty) on the amount of such gain, which generally may be offset by U.S. source capital losses.

A Non-U.S. Holder whose gain is described in the second bullet point above generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons (as defined in the Code) unless an applicable income tax treaty provides otherwise. If the Non-U.S. Holder is a corporation for U.S. federal income tax purposes whose gain is described in the second bullet point above, then such gain would also be included in its effectively connected earnings and profits (as adjusted for certain items), which may be subject to a branch profits tax (at a rate of 30% or such lower rate as specified by an applicable income tax treaty).

If the third bullet point above applies to a Non-U.S. Holder, gain recognized by such holder on the sale, exchange or other disposition of our Common Stock will be subject to tax at generally applicable U.S. federal income tax rates. In addition, a buyer of our Common Stock from such holder may be required to withhold U.S. federal income tax at a rate of 15% of the amount realized upon such disposition. We do not believe we currently are a USRPHC and we do not anticipate becoming one in the near future, although no assurances can be given in this regard.

Information Reporting and Backup Withholding

Any dividends paid to a Non-U.S. Holder (including a redemption of our Common Stock treated as such) must be reported annually to the IRS and to the Non-U.S. Holder. Copies of these information returns may be made available to the tax authorities in the country in which the Non-U.S. Holder resides or is established. Any dividends paid to a Non-U.S. Holder (including constructive dividends received pursuant to a redemption of our Common Stock) generally will not be subject to backup withholding if the Non-U.S. Holder establishes an exemption by properly certifying its non-U.S. status on an applicable IRS Form W-8, together with all attachments (or a successor form).

Payments of the proceeds of the sale or other disposition by a Non-U.S. Holder of our Common Stock effected by or through a U.S. office of a broker generally will be subject to information reporting and backup withholding (at the applicable rate) unless the Non-U.S. Holder establishes an exemption by properly certifying its non-U.S. status on an applicable IRS Form W-8 (or a successor form) and certain other conditions are met. Information reporting and backup withholding generally will not apply to any payment of the proceeds from a sale or other disposition of our Common Stock effected outside the United States by a non-U.S. office of a broker. However, unless such broker has documentary evidence in its records that the Non-U.S. Holder is not a United States person and certain other conditions are met, or the Non-U.S. Holder otherwise establishes an exemption, information reporting will apply to a payment of the proceeds of the disposition of our Common Stock effected outside the United States by such a broker if it has certain relationships within the United States.

Backup withholding is not an additional tax. Rather, the U.S. federal income tax liability (if any) of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is timely furnished to the IRS.

Additional Withholding Requirements under FATCA

Sections 1471 through 1474 of the Code, and the U.S. Treasury regulations and administrative guidance issued thereunder (“FATCA”), impose a 30% withholding tax on any dividends paid on our Common Stock, and subject to the discussion of certain proposed Treasury regulations below, on the gross proceeds from a disposition of our Common Stock, in each case if paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code) (including, in some cases, when such foreign financial institution or non-financial foreign entity is acting as an intermediary), unless (i) in the case of a foreign financial institution, such institution enters into an agreement with the U.S. government to withhold on certain payments, and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are non-U.S. entities with U.S. owners), (ii) in the case of a non-financial foreign entity, such entity certifies that it does not have any “substantial United States owners” (as defined in the Code) or provides the applicable withholding agent with a certification identifying the direct and indirect substantial United States owners of the entity, or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules and provides appropriate documentation. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these rules may be subject to different rules. Under certain circumstances, a holder might be eligible for refunds or credits of such taxes.

The U.S. Treasury released proposed Treasury regulations which, if finalized in their present form, would eliminate the federal withholding tax of 30% applicable to the gross proceeds of a sale or other disposition of our Common Stock. In its preamble to such proposed Treasury regulations, the U.S. Treasury stated that taxpayers may generally rely on the proposed regulations until final regulations are issued.

Non-U.S. Holders are encouraged to consult with their own tax advisors regarding the possible implications of FATCA to them.

Regulatory Matters

Neither Athena nor Heliogen is aware of any material regulatory approvals or actions that are required for completion of the Business Combination other than as required under the HSR Act. On July 20, 2021, the Company and Heliogen, filed the required premerger notification under the HSR Act with the Antitrust Division and the FTC. The 30-day waiting period with respect to the Business Combination expired at 11:59 p.m. Eastern time on August 19, 2021. It is presently contemplated that if any additional regulatory approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any such additional approvals or actions will be obtained.

Vote Required for Approval

The Business Combination is conditioned on the approval of the Business Combination Proposal the NYSE Stock Issuance Proposal, the Charter Approval Proposal, the Incentive Plan Proposal, the Employee Stock Purchase Plan Proposal and the Election of Directors Proposal at the Special Meeting. The proposals in this proxy statement/prospectus (other than the Adjournment Proposal) are conditioned on the approval of the Business Combination Proposal.

This Business Combination Proposal (and consequently, the Business Combination Agreement and the transactions contemplated thereby, including the Business Combination) will be adopted and approved only if at least a majority of the votes cast at the Special Meeting vote “FOR” the Business Combination Proposal. A stockholder’s failure to vote, as well as an abstention and broker non-vote, will have no effect on the Business Combination Proposal. Abstentions will be counted in connection with the determination of whether a valid quorum is established but will have no effect on the Business Combination Proposal.

Our Sponsor has agreed to vote its shares of Common Stock “FOR” the Business Combination Proposal. As of the record date, our Sponsor owns approximately 27% of our issued and outstanding shares of Common Stock.

Recommendation of the Board

OUR BOARD OF DIRECTORS RECOMMENDS
THAT OUR STOCKHOLDERS VOTE “FOR”
THE BUSINESS COMBINATION PROPOSAL.

The existence of financial and personal interests of one or more of the Company’s directors or officers may result in a conflict of interest on the part of such director(s) or officer(s) between what he or they may believe is in the best interests of the Company and its stockholders and what he or they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. See the section above entitled “— Interests of Certain Persons in the Transactions” for a further discussion.

PROPOSAL NO. 2 — THE NYSE STOCK ISSUANCE PROPOSAL

Overview

Assuming Business Combination Proposal is approved, we are asking our stockholders to approve, for purposes of complying with applicable listing rules of the NYSE, the issuance of more than 20% of the Company’s outstanding Common Stock in connection with the Business Combination, including the issuances described below.

Issuance of Common Stock to the Heliogen Stockholders under the Business Combination Agreement

Subject to the terms and conditions the Business Combination Agreement, Athena has agreed to pay Heliogen equity holders aggregate consideration consisting of approximately 202,500,000 shares of Common Stock (as may be adjusted in accordance with the Business Combination Agreement). Upon the Closing, the former Heliogen equity holders are expected to hold, in the aggregate, approximately 78.3% of the issued and outstanding shares of Common Stock. Upon the Closing, the former Sponsor equity holders are expected to hold, in the aggregate, approximately 25% of the issued and outstanding shares of Common Stock.

Issuance of Common Stock to PIPE Investors

On or about July 6, 2021, the Company entered into the Subscription Agreements with the PIPE Investors, pursuant to which, among other things, the Company agreed to issue and sell, in a private placement to close immediately prior to the Closing, an aggregate of 16,500,000 shares of Athena Common Stock at $10.00 per share to the PIPE Investor for an aggregate purchase price of $165,000,000.

Issuance of Common Stock to Sponsor

Concurrently with the execution and delivery of the Business Combination Agreement, Athena and the Sponsor entered into the Sponsor Support Agreement pursuant to which, among other things, the Sponsor agreed to waive the anti-dilution rights of its Founder Shares under its organizational documents, in consideration for which the Sponsor will be issued 510,000 shares of Athena Common Stock at the Closing. At a value of $10.00 per share, the same value used for the shares of Athena Common Stock to be issued as the merger consideration and in the PIPE Investment, such shares to be issued to the Sponsor will be valued at $5.1 million.

The issuance of more than 20% of the Company’s outstanding Common Stock in connection with the Business Combination, the Subscription Agreements, and to the Sponsor pursuant to the Sponsor Support Agreement, including approximately 202,500,000 shares of our Common Stock (as may be adjusted in accordance with the Business Combination Agreement) to Heliogen equity holders, 16,500,000 shares of our Common Stock to the PIPE Investor and 510,000 shares of our Common Stock pursuant to the Sponsor Support Agreement.

Why the Company Needs Stockholder Approval

Pursuant to Section 312.03(c) of the NYSE’s Listed Company Manual, stockholder approval is required prior to the issuance of Common Stock in any transaction or series of related transactions if: (1) the Common Stock has, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of such stock, or (2) the number of shares of Common Stock to be issued is, or will be upon issuance, equal to or in excess of 20% of the number of shares of Common Stock outstanding before the issuance of the Common Stock.

As described above, upon the consummation of the Business Combination and the transactions contemplated by the Subscription Agreements, we expect to issue (1) approximately 202,500,000 shares of our Common Stock (as may be adjusted in accordance with the Business Combination Agreement) to Heliogen equity holders in accordance with the terms and subject to the conditions of the Business Combination Agreement, (2) 16,500,000 shares of our Common Stock to the PIPE Investors, in accordance with the terms and subject to the conditions of the Subscription Agreements and (3) 510,000 shares of our Common Stock pursuant to the Sponsor Support Agreement. Accordingly, the aggregate number of shares of our Common Stock that we will issue in connection with the Business Combination and the transactions contemplated by the Subscription Agreements will exceed 20% of both the voting power and the number of shares of Common Stock outstanding before such issuance, and for this reason, we are seeking the approval of our stockholders for the issuance of shares of our Common Stock pursuant to the Business Combination Agreement, the PIPE Investment and the Sponsor Support Agreement.

Moreover, pursuant to Section 312.03(d) of the NYSE’s Listed Company Manual, stockholder approval is required prior to an issuance that will result in a change of control of the Company. The issuances of shares of Common Stock described above could result in a change of control of the Company. Accordingly, the Company is seeking the approval of its stockholders for such issuances.

In the event that this proposal is not approved by Company stockholders, the Business Combination and the transactions contemplated by the Subscription Agreements and the Sponsor Support Agreement cannot be consummated. In the event that this proposal is approved by Company stockholders, but the Business Combination Agreement is terminated (without the Business Combination being consummated) prior to the issuance of shares of our Common Stock pursuant to the Business Combination Agreement, such shares of Common Stock will not be issued.

Vote Required for Approval

The approval of the NYSE Stock Issuance Proposal requires the affirmative vote of a majority of the votes cast by the stockholders present in person or represented by proxy and entitled to vote at the Special Meeting. Accordingly, under Delaware law, a Company stockholder’s failure to vote, as well as an abstention and broker non-vote, will have no effect on the NYSE Stock Issuance Proposal. For purposes of NYSE rules, however, abstentions are treated as “votes cast” and will be counted as votes “AGAINST” this proposal. Abstentions will be counted in connection with the determination of whether a valid quorum is established.

Our Sponsor and its affiliates have agreed to vote their shares of our Common Stock “FOR” the NYSE Stock Issuance Proposal pursuant to the Sponsor Support Agreement. As of the record date, our Sponsor owns approximately 27% of our issued and outstanding shares of Common Stock.

This Proposal No. 2 is conditioned upon the approval of the Business Combination Proposal. If the Business Combination Proposal is not approved, this Proposal No. 2 will have no effect, even if approved by our stockholders.

Recommendation of the Board of Directors

OUR BOARD OF DIRECTORS RECOMMENDS THAT OUR STOCKHOLDERS VOTE “FOR” THE NYSE STOCK ISSUANCE PROPOSAL.

The existence of financial and personal interests of one or more of Athena’s directors or officers may result in a conflict of interest on the part of such director(s) or officer(s) between what he or they may believe is in the best interests of the Company and its stockholders and what he or they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. See the section above entitled “Proposal No. 1 — Approval of the Business Combination — Interests of Certain Persons in the Transactions” for a further discussion.

PROPOSAL NO. 3 — The Charter Amendment Proposal

Overview

Assuming the Business Combination Proposal is approved, our stockholders are also being asked to approve certain amendments to our current amended and restated certificate of incorporation to take effect following the closing of the Business Combination, which are, in the judgment of our Board, necessary to adequately address the needs of the post-combination company.

The additional amendments effect the following:

•        change the post-combination company’s name to “Heliogen, Inc.”;

•        delete the second sentence in Article II and delete the prior provisions under, and references to, Article IX (Business Combination Requirements; Existence) of the amended and restated certificate of incorporation;

•        amend certain terms in Article X (Corporate Opportunities) with respect to certain non-employee directors of New Heliogen pursuing outside business activities and corporate opportunities; and

•        increase the authorized capital stock from 321,000,000 shares, consisting of 300,000,000 shares of Class A common stock, 20,000,000 shares of Class B common stock and 1,000,000 shares of preferred stock, to 510,000,000 shares, which would consist of 500,000,000 shares of common stock and 10,000,000 shares of preferred stock by creating an additional 180,000,000 shares of common stock and 9,000,000 shares of preferred stock.

Reasons for the Amendments

These additional amendments to the amended and restated certificate of incorporation of the post-combination company and the reasons for each of them are:

•        Amending Article I to change the post-combination company’s name to “Heliogen, Inc.” Currently, the Company’s name is Athena Technology Acquisition Corp. The Board believes the name of the post-combination company should more closely align with the name of the existing operating business of New Heliogen and therefore has proposed the name change.

•        Amending Article II to delete the provision regarding the Company’s powers to consummate a business combination.

•        Amending Section 4.1 of Article IV to authorize additional shares of our Common Stock and our preferred stock to be used to issue shares pursuant to the Business Combination Agreement, under the Heliogen Incentive Plan, the Heliogen ESPP and for general corporate purposes.

•        Amending Articles IV and XI to delete references to Article IX, which will be deleted in its entirety, as more fully described below.

•        Deleting Article IX to eliminate provisions specific to our status as a blank check company. This deletion is desirable because these provisions will serve no purpose following the consummation of the Business Combination. For example, these proposed amendments remove the requirement to dissolve the Company and allow it to continue as a corporate entity with perpetual existence following consummation of the Business Combination. Perpetual existence is the usual period of existence for corporations, and the Board believes it is the most appropriate period for the post-combination company following the Business Combination. In addition, certain provisions in Article IX of our Charter require that proceeds from the Company’s IPO be held in the Trust Account until a business combination or liquidation of the Company has occurred. These provisions would restrict our ability to pursue the Business Combination with Heliogen, among other things.

•        Revising Article X regarding corporate opportunities to add certain terms with respect to certain non-employee directors of New Heliogen pursuing outside business activities and corporate opportunities, as certain of our non-employee directors may serve as directors of multiple companies in the same or similar lines of business as New Heliogen.

Comparison of Current Amended and Restated Certificate of Incorporation to Proposed Second Amended and Restated Certificate of Incorporation

The following table sets forth a summary of the changes proposed to be made between our current amended and restated certificate of incorporation and our proposed Second Amended and Restated Certificate of Incorporation, to take effect following the closing of the Business Combination. This summary is qualified by reference to the complete text of the proposed Second Amended and Restated Certificate of Incorporation, a copy of which is attached to this proxy statement/prospectus as Annex G. Capitalized terms used in the summary set forth in the table below have the meaning set forth in the current amended and restated certificate of incorporation and the proposed Second Amended and Restated Certificate of Incorporation, as applicable.

	Current Amended and Restated Certificate of Incorporation	Proposed Second Amended and Restated Certificate of Incorporation
ARTICLE I	The current amended and restated certificate of incorporation provides as follows:	Article I shall be revised and restated in its entirety as follows:
	ARTICLE I NAME	ARTICLE I NAME
	The name of the corporation is Athena Technology Acquisition Corp. (the “Corporation”).	The name of the corporation is Heliogen, Inc. (the “Corporation”)
ARTICLE II	The current amended and restated certificate of incorporation provides as follows:	Article II shall be revised and restated in its entirety as follows:

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL. In addition to the powers and privileges conferred upon the Corporation by law and those incidental thereto, the Corporation shall possess and may exercise all the powers and privileges that are necessary or convenient to the conduct, promotion or attainment of the business or purposes of the Corporation, including, but not limited to, effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination involving the Corporation and one or more businesses (a “Business Combination”).

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

	Current Amended and Restated Certificate of Incorporation	Proposed Second Amended and Restated Certificate of Incorporation
ARTICLE IV

The current amended and restated certificate of incorporation provides as follows:

Section 4.1 — Authorized Capital Stock — The total number of shares of all classes of capital stock which the Corporation is authorized to issue is 321,000,000 shares, consisting of (a) 320,000,000 shares of common stock, par value $0.0001 per share (the “Common Stock”), including (i) 300,000,000 shares of Class A Common Stock (the “Class A Common Stock”) and (ii) 20,000,000 shares of Class B Common Stock (the “Class B Common Stock”) and (b) 1,000,000 shares of preferred stock, par value $0.0001 per share (the “Preferred Stock”).

Section 4.2 — Preferred Stock — Subject to Article IX of this Amended and Restated Certificate, the Board of Directors of the Corporation (the “Board”) is hereby expressly authorized to provide out of the unissued shares of the Preferred Stock for one or more series of Preferred Stock and to establish from time to time the number of shares to be included in each such series and to fix the voting rights, if any, designations, powers, preferences and relative, participating, optional, special and other rights, if any, of each such series and any qualifications, limitations and restrictions thereof, as shall be stated in the resolution or resolutions adopted by the Board providing for the issuance of such series and included in a certificate of designation (a “Preferred Stock Designation”) filed pursuant to the DGCL, and the Board is hereby expressly vested with the authority to the full extent provided by law, now or hereafter, to adopt any such resolution or resolutions.

Section 4.1 shall be revised and restated in its entirety as follows:

Section 4.1 — Authorized Capital Stock — The total number of shares of all classes of capital stock which the Corporation is authorized to issue is 510,000,000 shares, consisting of (a) 500,000,000 shares of common stock, par value $0.0001 per share (the “Common Stock”) and (b) 10,000,000 shares of preferred stock, par value $0.0001 per share (the “Preferred Stock”).

Section 4.2 shall be revised and restated in its entirety as follows:

Section 4.2 — Preferred Stock — The Preferred Stock may be issued from time to time in one or more series. The Board of Directors of the Corporation (the “Board”) is hereby expressly authorized to provide out of the unissued shares of the Preferred Stock for one or more series of Preferred Stock and to establish from time to time the number of shares to be included in each such series and to fix the voting rights, if any, designations, powers, preferences and relative, participating, optional, special and other rights, if any, of each such series and any qualifications, limitations and restrictions thereof, as shall be stated in the resolution or resolutions adopted by the Board providing for the issuance of such series and included in a certificate of designation (a “Preferred Stock Designation”) filed pursuant to the DGCL, and the Board is hereby expressly vested with the authority to the full extent provided by law, now or hereafter, to adopt any such resolution or resolutions.

Current Amended and Restated Certificate of Incorporation	Proposed Second Amended and Restated Certificate of Incorporation

The current amended and restated certificate of incorporation provides as follows:

Section 4.3 — Common Stock:

(b) Class B Common Stock. (i) Shares of Class B Common Stock shall automatically convert into Class A Common Stock on a one-for-one basis (the “Initial Conversion Ratio”) upon the consummation of the initial Business Combination.

(ii) Notwithstanding the Initial Conversion Ration, in the case that additional shares of Class A Common Stock or equity-linked securities are issued or deemed issued in excess of the amounts sold in the Corporation’s initial public offering of securities (the “Offering”) and relating to or in connection with the closing of the initial Business Combination, all issued and outstanding shares of Class B Common Stock shall automatically convert into shares of Class A Common Stock upon the consummation of the initial Business Combination, the ratio for which the shares of Class B Common Stock shall convert into shares of Class A Common Stock will be adjusted so that the number of shares of Class A Common Stock issuable upon conversion of all shares of Class B Common Stock will equal, in the aggregate, 25% of the sum of (a) the total number of all shares of Class A Common Stock issued in the Offering (including any shares of Class A Common Stock issued pursuant to the underwriters’ over-allotment option, and (b) all shares of Class A Common Stock issued or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued in connection with or in relation to the consummation of a Business Combination, excluding any

Section 4.3(d) shall be deleted, and Sections 4.3(b) and (c) shall be revised and restated in its entirety as follows:

Section 4.3 — Common Stock:

(b) Dividends: Subject to applicable law, the rights, if any, of the holders of any outstanding series of the Preferred Stock, the holders of the shares of Common Stock shall be entitled to receive such dividends and other distributions (payable in cash, property or capital stock of the Corporation) when, as and if declared thereon by the Board from time to time out of any assets or funds of the Corporation legally available therefor and shall share equally on a per share basis in such dividends and distributions.

(c) Liquidation, Dissolution or Winding Up of the Corporation: Subject to applicable law, the rights, if any, of the holders of any outstanding series of the Preferred Stock, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after payment or provision for payment of the debts and other liabilities of the Corporation, the holders of the shares of Common Stock shall be entitled to receive all the remaining assets of the Corporation available for distribution to its stockholders, ratably in proportion to the number of shares of Common Stock held by them.

Current Amended and Restated Certificate of Incorporation	Proposed Second Amended and Restated Certificate of Incorporation

shares of Class A Common Stock or equity-linked securities or rights issued, or to be issued, to any seller in a Business Combination, any private placement warrants issued to Athena Technology Sponsor LLC (the “Sponsor”), or and any warrants issued to an affiliate of the Sponsor or the Corporation’s officers and directors upon the conversion of working capital loans made to the Corporation, provided that such conversion of shares of Class B Common Stock shall never be less than the Conversion Ratio.

Notwithstanding anything to the contrary contained herein, the foregoing adjustment to the Initial Conversion Ratio may be waived as to any particular issuance or deemed issuance of additional shares of Class A Common Stock or equity-linked securities by the written consent or agreement of holders of a majority of the shares of Class B Common Stock then outstanding consenting or agreeing separately as a single class in the manner provided in Section 4.3(b)(iii).

The foregoing conversion ratio shall also be adjusted to account for any subdivision (by stock split, subdivision, exchange, stock dividend, reclassification, recapitalization or otherwise) or combination (by reverse stock split, exchange, reclassification, recapitalization or otherwise) or similar reclassification or recapitalization of the outstanding shares of Class A Common Stock into a greater or lesser number of shares occurring after the original filing of this Amended and Restated Certificate without a proportionate and corresponding subdivision, combination or similar reclassification or recapitalization of the outstanding shares of Class B Common Stock.

Current Amended and Restated Certificate of Incorporation	Proposed Second Amended and Restated Certificate of Incorporation

Each share of Class B Common Stock shall convert into its pro rata number of shares of Class A Common Stock pursuant to this Section 4.3(b). The pro rata share for each holder of Class B Common Stock will be determined as follows: Each share of Class B Common Stock shall convert into such number of shares of Class A Common Stock as is equal to the product of one (1) multiplied by a fraction, the numerator of which shall be the total number of shares of Class A Common Stock into which all of the issued and outstanding shares of Class B Common Stock shall be converted pursuant to this Section 4.3(b) and the denominator of which shall be the total number of issued and outstanding shares of Class B Common Stock at the time of conversion.

(iii) Voting. Except as otherwise required by law or this Amended and Restated Certificate (including any Preferred Stock Designation), for so long as any shares of Class B Common Stock shall remain outstanding, the Corporation shall not, without the prior vote or written consent of the holders of a majority of the shares of Class B Common Stock then outstanding, voting separately as a single class, amend, alter or repeal any provision of this Amended and Restated Certificate, whether by merger, consolidation or otherwise, if such amendment, alteration or repeal would alter or change the powers, preferences or relative, participating, optional or other or special rights of the Class B Common Stock. Any action required or permitted to be taken at any meeting of the holders of Class B Common Stock may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken,

Current Amended and Restated Certificate of Incorporation	Proposed Second Amended and Restated Certificate of Incorporation

shall be signed by the holders of the outstanding Class B Common Stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of Class B Common Stock were present and voted and shall be delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which minutes of proceedings of stockholders are recorded. Delivery made to the Corporation’s registered office shall be by hand or by certified or registered mail, return receipt requested. Prompt written notice of the taking of corporate action without a meeting by less than unanimous written consent of the holders of Class B Common Stock shall, to the extent required by law, be given to those holders of Class B Common Stock who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for notice of such meeting had been the date that written consents signed by a sufficient number of holders of Class B Common Stock to take the action were delivered to the Corporation

(c) Dividends: Subject to applicable law, the rights, if any, of the holders of any outstanding series of the Preferred Stock and the provisions of Article IX hereof, the holders of the shares of Common Stock shall be entitled to receive such dividends and other distributions (payable in cash, property or capital stock of the Corporation) when, as and if declared thereon by the Board from time to time out of any assets or funds of the Corporation legally available therefor and shall share equally on a per share basis in such dividends and distributions.

	Current Amended and Restated Certificate of Incorporation	Proposed Second Amended and Restated Certificate of Incorporation

(d) Liquidation, Dissolution or Winding Up of the Corporation: Subject to applicable law, the rights, if any, of the holders of any outstanding series of the Preferred Stock and the provisions of Article IX hereof, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after payment or provision for payment of the debts and other liabilities of the Corporation, the holders of the shares of Common Stock shall be entitled to receive all the remaining assets of the Corporation available for distribution to its stockholders, ratably in proportion to the number of shares of Common Stock held by them.

ARTICLE IX	The current amended and restated certificate of incorporation provides as follows:	The proposed certificate will not include provisions similar to Article IX (Business Combination Requirements; Existence) of the current certificate of incorporation.
ARTICLE IX BUSINESS COMBINATION REQUIREMENTS; EXISTENCE

Section 9.1 — General.

(a) The provisions of this Article IX shall apply during the period commencing upon the effectiveness of this Amended and Restated Certificate and terminating upon the consummation of the Corporation’s initial Business Combination and no amendment to this Article IX shall be effective prior to the consummation of the initial Business Combination unless approved by the affirmative vote of the holders of at least sixty-five percent (65%) of all then outstanding shares of the Common Stock.

(b) Immediately after the Offering, a certain amount of the net offering proceeds received by the Corporation in the Offering (including the proceeds of any exercise of the underwriters’ over-allotment option) and certain other amounts specified in the Corporation’s registration statement on Form S-1, initially filed with

Current Amended and Restated Certificate of Incorporation	Proposed Second Amended and Restated Certificate of Incorporation

the U.S. Securities and Exchange Commission (the “SEC”) on February 5, 2021, as amended (the “Registration Statement”), shall be deposited in a trust account (the “Trust Account”), established for the benefit of the Public Stockholders (as defined below) pursuant to a trust agreement described in the Registration Statement. Except for the withdrawal of interest to pay taxes (less up to $100,000 of interest to pay dissolution expenses), none of the funds held in the Trust Account (including the interest earned on the funds held in the Trust Account) will be released from the Trust Account until the earliest to occur of (i) the completion of the initial Business Combination, (ii) the redemption of 100% of the Offering Shares (as defined below) if the Corporation is unable to complete its initial Business Combination within 24 months from the closing of the Offering (or, if the Office of the Delaware Division of Corporations shall not be open for business (including filing of corporate documents) on such date the next date upon which the Office of the Delaware Division of Corporations shall be open (the “Deadline Date”) and (iii) the redemption of shares in connection with a vote seeking to amend such provisions of this Amended and Restated Certificate as described in Section 9.7. Holders of shares of Common Stock included as part of the units sold in the Offering (the “Offering Shares”) (whether such Offering Shares were purchased in the Offering or in the secondary market following the Offering and whether or not such holders are the Sponsor or officers or directors of the Corporation, or affiliates of any of the foregoing) are referred to herein as “Public Stockholders.”

Section 9.2 — Redemption Rights.

(a) Prior to the consummation of the initial Business Combination, the Corporation shall provide all

Current Amended and Restated Certificate of Incorporation	Proposed Second Amended and Restated Certificate of Incorporation

holders of Offering Shares with the opportunity to have their Offering Shares redeemed upon the consummation of the initial Business Combination pursuant to, and subject to the limitations of, Sections 9.2(b) and 9.2(c) hereof (such rights of such holders to have their Offering Shares redeemed pursuant to such Sections, the “Redemption Rights”) for cash equal to the applicable redemption price per share determined in accordance with Section 9.2(b) hereof (the “Redemption Price”); provided, however, that the Corporation will only redeem Offering Shares so long as (after such redemption) the net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (or any successor rule)) of the Corporation or any entity that succeeds the Corporation as a public company will be at least $5,000,001 either immediately prior to or upon consummation of the initial Business Combination and after payment of underwriters’ fees and commissions (such limitation hereinafter called the “Redemption Limitation”). Notwithstanding anything to the contrary contained in this Amended and Restated Certificate, there shall be no Redemption Rights or liquidating distributions with respect to any warrant issued pursuant to the Offering.

(b) If the Corporation offers to redeem the Offering Shares other than in conjunction with a stockholder vote on an initial Business Combination with a proxy solicitation pursuant to Regulation 14A of the Exchange Act (or any successor rules or regulations) and filing proxy materials with the SEC, the Corporation shall offer to redeem the Offering Shares upon the consummation of the initial

Current Amended and Restated Certificate of Incorporation	Proposed Second Amended and Restated Certificate of Incorporation

Business Combination, subject to lawfully available funds therefor, in accordance with the provisions of Section 9.2(a) hereof pursuant to a tender offer in accordance with Rule 13e-4 and Regulation 14E of the Exchange Act (or any successor rule or regulation) (such rules and regulations hereinafter called the “Tender Offer Rules”) which it shall commence prior to the consummation of the initial Business Combination and shall file tender offer documents with the SEC prior to the consummation of the initial Business Combination that contain substantially the same financial and other information about the initial Business Combination and the Redemption Rights as is required under Regulation 14A of the Exchange Act (or any successor rule or regulation) (such rules and regulations hereinafter called the “Proxy Solicitation Rules”), even if such information is not required under the Tender Offer Rules; provided, however, that if a stockholder vote is required by law to approve the proposed initial Business Combination, or the Corporation decides to submit the proposed initial Business Combination to the stockholders for their approval for business or other legal reasons, the Corporation shall offer to redeem the Offering Shares, subject to lawfully available funds therefor, in accordance with the provisions of Section 9.2(a) hereof in conjunction with a proxy solicitation pursuant to the Proxy Solicitation Rules (and not the Tender Offer Rules) at a price per share equal to the Redemption Price calculated in accordance with the following provisions of this Section 9.2(b). In the event that the Corporation offers to redeem the Offering Shares pursuant to a tender offer in accordance with the Tender Offer Rules, the Redemption Price per

Current Amended and Restated Certificate of Incorporation	Proposed Second Amended and Restated Certificate of Incorporation

share of the Common Stock payable to holders of the Offering Shares tendering their Offering Shares pursuant to such tender offer shall be equal to the quotient obtained by dividing: (i) the aggregate amount on deposit in the Trust Account as of two business days prior to the consummation of the initial Business Combination, including interest earned on the funds held in the Trust Account (which interest shall be net of taxes payable), by (ii) the total number of then outstanding Offering Shares. If the Corporation offers to redeem the Offering Shares in conjunction with a stockholder vote on the proposed initial Business Combination pursuant to a proxy solicitation, the Redemption Price per share of the Common Stock payable to holders of the Offering Shares exercising their Redemption Rights (irrespective of whether they voted in favor or against the Business Combination) shall be equal to the quotient obtained by dividing: (x) the aggregate amount on deposit in the Trust Account as of two business days prior to the consummation of the initial Business Combination, including interest earned on the funds held in the Trust Account (which interest shall be net of taxes payable), by (y) the total number of then outstanding Offering Shares.

(c) If the Corporation offers to redeem the Offering Shares in conjunction with a stockholder vote on an initial Business Combination pursuant to a proxy solicitation, a Public Stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13(d)(3) of the Exchange Act), shall be restricted from seeking Redemption Rights with respect to more than an aggregate of 15% of the Offering Shares without the prior consent of the Corporation.

Current Amended and Restated Certificate of Incorporation	Proposed Second Amended and Restated Certificate of Incorporation

(d) In the event that the Corporation has not consummated an initial Business Combination by the Deadline Date, the Corporation shall (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter subject to lawfully available funds therefor, redeem 100% of the Offering Shares in consideration of a per-share price, payable in cash, equal to the quotient obtained by dividing (A) the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (which interest shall be net of taxes payable and up to $100,000 of interest to pay dissolution expenses), by (B) the total number of then outstanding Offering Shares, which redemption will completely extinguish rights of the Public Stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholders and the Board in accordance with applicable law, dissolve and liquidate, subject in each case to the Corporation’s obligations under the DGCL to provide for claims of creditors and other requirements of applicable law.

(e) If the Corporation offers to redeem the Offering Shares in conjunction with a stockholder vote on an initial Business Combination, the Corporation shall consummate the proposed initial Business Combination only if (i) such initial Business Combination is approved by the affirmative vote of the holders of a majority of the shares of the Common Stock that are voted at a stockholder meeting held to consider such initial Business Combination and (ii) the Redemption Limitation is not exceeded.

Current Amended and Restated Certificate of Incorporation	Proposed Second Amended and Restated Certificate of Incorporation
(f) If the Corporation conducts a tender offer pursuant to Section 9.2(b), the Corporation shall consummate the proposed initial Business Combination only if the Redemption Limitation is not exceeded.

Section 9.3 — Distributions from the Trust Account.

(a) A Public Stockholder shall be entitled to receive funds from the Trust Account only as provided in Sections 9.2(a), 9.2(b),
9.2(d) or 9.7 hereof.

In no other circumstances shall a Public Stockholder have any right or interest of any kind in or to distributions from the Trust Account, and no stockholder other than a Public Stockholder shall have any interest in or to the Trust Account.

(b) Each Public Stockholder that does not exercise its Redemption Rights shall retain its interest in the Corporation and shall be deemed to have given its consent to the release of the remaining funds in the Trust Account to the Corporation, and following payment to any Public Stockholders exercising their Redemption Rights, the remaining funds in the Trust Account shall be released to the Corporation.

(c) The exercise by a Public Stockholder of the Redemption Rights shall be conditioned on such Public Stockholder following the specific procedures for redemptions set forth by the Corporation in any applicable tender offer or proxy materials sent to the Public Stockholders relating to the proposed initial Business Combination. Payment of the

Current Amended and Restated Certificate of Incorporation	Proposed Second Amended and Restated Certificate of Incorporation
amounts necessary to satisfy the Redemption Rights properly exercised shall be made as promptly as practical after the consummation of the initial Business Combination.

Section 9.4 — Share Issuances. Prior to the consummation of the Corporation’s initial Business Combination, the Corporation shall not issue any additional shares of capital stock of the Corporation that would entitle the holders thereof to receive funds from the Trust Account or vote as a class with the Class A Common Stock on any initial Business Combination, on any pre-Business Combination activity or on any amendment to this Article IX.

Section 9.5 — Transactions with Affiliates. In the event the Corporation enters into an initial Business Combination with a target business that is affiliated with the Sponsor, or the directors or officers of the Corporation, the Corporation, or a committee of the independent directors of the Corporation, shall obtain an opinion from an independent investment banking firm or another independent entity that commonly renders valuation opinions that such Business Combination is fair to the Corporation from a financial point of view.

Section 9.6 — No Transactions with Other Blank Check Companies. The Corporation shall not enter into an initial Business Combination with another blank check company or a similar company with nominal operations.

Current Amended and Restated Certificate of Incorporation	Proposed Second Amended and Restated Certificate of Incorporation

Section 9.7 — Additional Redemption Rights. If, in accordance with Section 9.1(a), any amendment is made to this Amended and Restated Certificate (a) to modify the substance or timing of the Corporation’s obligation to redeem 100% of the Offering Shares if the Corporation has not consummated an initial Business Combination by the Deadline Date or (b) with respect to any other material provisions of this Amended and Restated Certificate relating to stockholders’ rights or pre-initial Business Combination activity, the Public Stockholders shall be provided with the opportunity to redeem their Offering Shares upon the approval of any such amendment, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (which interest shall be net of taxes payable), divided by the number of then outstanding Offering Shares; provided, however, that any such amendment will be voided, and this Article IX will remain unchanged, if any stockholders who wish to redeem are unable to redeem due to the Redemption Limitation.

Section 9.8 — Minimum Value of Initial Business Combination. The Corporation’s initial Business Combination must be comprised of one or more Business Combinations having an aggregate fair market value of at least 80% of the value of the assets held in the Trust Account (excluding any deferred underwriting commissions and taxes payable on the interest earned on the Trust Account) at the time the Corporation signs a definitive agreement in connection with the initial Business Combination.

	Current Amended and Restated Certificate of Incorporation	Proposed Second Amended and Restated Certificate of Incorporation
ARTICLE X	The current amended and restated certificate of incorporation provides as follows:	Article IX shall be revised and restated in its entirety as follows:
	ARTICLE X CORPORATE OPPORTUNITY	ARTICLE IX CORPORATE OPPORTUNITY

To the extent allowed by law, the doctrine of corporate opportunity, or any other analogous doctrine, shall not apply with respect to the Corporation or any of its officers or directors, or any of their respective affiliates, in circumstances where the application of any such doctrine would conflict with any fiduciary duties or contractual obligations they may have as of the date of this Amended and Restated Certificate or in the future, and the Corporation renounces any expectancy that any of the directors or officers of the Corporation will offer any such corporate opportunity of which he or she may become aware to the Corporation, except, the doctrine of corporate opportunity shall apply with respect to any of the directors or officers of the Corporation with respect to a corporate opportunity that was offered to such person solely in his or her capacity as a director or officer of the Corporation and (i) such opportunity is one the Corporation is legally and contractually permitted to undertake and would otherwise be reasonable for the Corporation to pursue and (ii) the director or officer is permitted to refer that opportunity to the Corporation without violating any legal obligation.

Section 9.1 — Corporate Opportunities and Non-Employee Directors

(a) In recognition and anticipation that members of the Board who are not employees of the Corporation (the “Non-Employee Directors”) and their respective Affiliates may now engage and may continue to engage in the same or similar activities or related lines of business as those in which the Corporation, directly or indirectly, may engage and/or other business activities that overlap with or compete with those in which the Corporation, directly or indirectly, may engage, the provisions of this Article IX are set forth to regulate and define the conduct of certain affairs of the Corporation with respect to certain classes or categories of business opportunities as they may involve any of the Non-Employee Directors or their respective Affiliates and the powers, rights, duties and liabilities of the Corporation and its directors, officers and stockholders in connection therewith. For purposes of this Article IX, (i) “Affiliate” shall mean, (a) in respect of each Non-Employee Director, any Person that, directly or indirectly, is controlled by such Non-Employee Director (other than the Corporation and any entity that is controlled by the Corporation) and (b) in respect of the Corporation, any Person that, directly or indirectly, is controlled by the Corporation; and (ii) “Person” shall mean any individual, corporation, general or limited partnership, limited liability company, joint venture, trust, association or any other entity.

Current Amended and Restated Certificate of Incorporation	Proposed Second Amended and Restated Certificate of Incorporation

(b) No Non-Employee Director (including any Non-Employee Director who serves as an officer of the Corporation in both his or her director and officer capacities) or his or her Affiliates (such Persons being referred to, collectively, as “Identified Persons” and, individually, as an “Identified Person”) shall, to the fullest extent permitted by law, have any duty to refrain from directly or indirectly (1) engaging in the same or similar business activities or lines of business in which the Corporation or any of its Affiliates now engages or proposes to engage or (2) otherwise competing with the Corporation or any of its Affiliates, and, to the fullest extent permitted by law, no Identified Person shall be liable to the Corporation or its stockholders or to any Affiliate of the Corporation for breach of any fiduciary duty solely by reason of the fact that such Identified Person engages in any such activities. To the fullest extent permitted by law, the Corporation hereby renounces any interest or expectancy in, or right to be offered an opportunity to participate in, any business opportunity which may be a corporate opportunity for an Identified Person and the Corporation or any of its Affiliates, except as provided in Section 9.1(c) of this Article IX. Subject to said Section 9.1(c) of this Article IX, in the event that any Identified Person acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself, herself or himself and the Corporation or any of its Affiliates, such Identified Person shall, to the fullest extent permitted by law, have no duty to communicate or offer such transaction or other business opportunity to the Corporation or any of its Affiliates and, to the fullest extent permitted by law, shall not be liable to the Corporation or its stockholders or

Current Amended and Restated Certificate of Incorporation	Proposed Second Amended and Restated Certificate of Incorporation

to any Affiliate of the Corporation for breach of any fiduciary duty as a stockholder, director or officer of the Corporation solely by reason of the fact that such Identified Person pursues or acquires such corporate opportunity for itself, herself or himself, or offers or directs such corporate opportunity to another Person.

(c) The Corporation does not renounce its interest in any corporate opportunity offered to any Non-Employee Director (including any Non-Employee Director who serves as an officer of this Corporation) if such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of the Corporation, and the provisions of Section 9.1(b) of this Article IX shall not apply to any such corporate opportunity.

(d) In addition to and notwithstanding the foregoing provisions of this Article IX, a corporate opportunity shall not be deemed to be a potential corporate opportunity for the Corporation if it is a business opportunity that (i) the Corporation is unable, financially or legally, or is not contractually permitted to undertake, (ii) from its nature, is not in the line of the Corporation’s business or is of no practical advantage to the Corporation or (iii) is one in which the Corporation has no interest or reasonable expectancy.

(e) To the fullest extent permitted by law, any Person purchasing or otherwise acquiring any interest in any shares of capital stock of the Corporation shall be deemed to have notice of and to have consented to the provisions of this Article IX.

	Current Amended and Restated Certificate of Incorporation	Proposed Second Amended and Restated Certificate of Incorporation
ARTICLE XI	The current amended and restated certificate of incorporation provides as follows:

(f) Neither the alteration, amendment, addition to or repeal of this Article IX, nor the adoption of any provision of this Second Amended and Restated Certificate (including any Preferred Stock Designation) inconsistent with this Article IX, shall eliminate or reduce the effect of this Article IX in respect of any corporate opportunity first identified or any other matter occurring, or any cause of action, suit or claim that, but for this Article IX, would accrue or arise, prior to such alteration, amendment, addition, repeal or adoption.

ARTICLE X shall be revised and restated in its entirety as follows:

	ARTICLE XI AMENDMENT OF AMENDED AND RESTATED CERTIFICATE OF INCORPORATION	ARTICLE X AMENDMENT OF SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

The Corporation reserves the right at any time and from time to time to amend, alter, change or repeal any provision contained in this Amended and Restated Certificate (including any Preferred Stock Designation), and other provisions authorized by the laws of the State of Delaware

The Corporation reserves the right at any time and from time to time to amend, alter, change or repeal any provision contained in this Second Amended and Restated Certificate (including any Preferred Stock Designation), and other provisions authorized by the laws of the State at the time in force that may be added or inserted, in the manner now or hereafter prescribed by this Amended and Restated Certificate and the DGCL; and, except as set forth in Article VIII, all rights, preferences and privileges of whatever nature herein conferred upon stockholders, directors or any other persons by and pursuant to this Amended and Restated Certificate in its present form or as hereafter amended are granted subject to the right reserved in this Article XI; provided, however, that Article IX of this Amended and Restated Certificate may be amended only as provided therein.

of Delaware at the time in force that may be added or inserted, in the manner now or hereafter prescribed by this Second Amended and Restated Certificate and the DGCL; and, except as set forth in Article VIII, all rights, preferences and privileges of whatever nature herein conferred upon stockholders, directors or any other persons by and pursuant to this Second Amended and Restated Certificate in its present form or as hereafter amended are granted subject to the right reserved in this Article X.

Vote Required for Approval

The affirmative vote of (i) the holders of a majority of the Founder Shares then outstanding, voting separately as a single class, (ii) the holders of a majority of the shares of Class A Common Stock then outstanding, voting separately as a single class and (iii) the holders of a majority of the then outstanding shares of Athena Common Stock, voting together as a single class, is required to approve this Proposal No. 3. Accordingly, under Delaware law, a Company stockholder’s failure to vote, as well as an abstention, will have no effect on the Charter Amendment Proposal. Broker non-votes will count as a vote “AGAINST” the Charter Amendment Proposal, but will not have any effect on the outcome of any other Proposals.

This Proposal No. 3 is conditioned upon the approval and completion of the Business Combination Proposal. If the Business Combination Proposal is not approved, Proposal No. 3 will have no effect, even if approved by our stockholders.

Recommendation of the Board of Directors

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT

OUR STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 3.

PROPOSAL NO. 4 — THE INCENTIVE PLAN Proposal

Overview

In this proposal, we are asking our stockholders to approve the Heliogen, Inc. 2021 Equity Incentive Plan, or the Heliogen Incentive Plan. Our Board approved the Heliogen Incentive Plan on November 10, 2021, subject to stockholder approval at the Special Meeting. If stockholders approve this proposal, the Heliogen Incentive Plan will become effective on the consummation of the Business Combination. However, this proposal is cross-conditioned on certain other proposals. If the Heliogen Incentive Plan is not approved by the stockholders, it will not become effective and no awards will be granted thereunder and the Heliogen, Inc. Board will be able to grant awards under the Heliogen, Inc. 2013 Stock Incentive Plan, which we refer to herein as the “2013 Plan.” If the Heliogen Incentive Plan is adopted, no awards will be granted under the 2013 Plan following the Closing. The Heliogen Incentive Plan is described in more detail below.

General Information

The purpose of the Heliogen Incentive Plan is to provide a means whereby Heliogen, Inc. can secure and retain the services of employees, directors and consultants, to provide incentives for such persons to exert maximum efforts for the success of Heliogen, Inc. and its affiliates and to provide a means by which such persons may be given an opportunity to benefit from increases in value of the Heliogen, Inc. Common Stock through the granting of awards under the Heliogen Incentive Plan.

Approval of the Heliogen Incentive Plan by our stockholders is required, among other things, in order to comply with stock exchange rules requiring stockholder approval of equity compensation plans and allow the grant of incentive stock options and restricted stock units under the Heliogen Incentive Plan. If this proposal is approved by our stockholders, the Heliogen Incentive Plan will become effective as of the date of the closing of the Business Combination. In the event that our stockholders do not approve this proposal, the Heliogen Incentive Plan will not become effective.

Heliogen, Inc.’s equity compensation program, as implemented under the Heliogen Incentive Plan, will allow Heliogen, Inc. to be competitive with comparable companies in its industry by giving it the resources to attract and retain talented individuals to achieve its business objectives and build stockholder value. It is critical to Heliogen, Inc.’s long-term success that the interests of employees and other service providers be tied to their success as “owners” of the business. Approval of the Heliogen Incentive Plan will allow Heliogen, Inc. to grant stock options and other equity awards at levels it determines to be appropriate in order to attract new employees and other service providers, retain existing employees and service providers and to provide incentives for such persons to exert maximum efforts for Heliogen, Inc.’s success and ultimately increase stockholder value. The Heliogen Incentive Plan allows Heliogen, Inc. to utilize a broad array of equity incentives with flexibility in designing equity incentives, including traditional stock option grants, stock appreciation rights, restricted stock awards, restricted stock unit awards, other stock awards and performance awards to offer competitive equity compensation packages in order to retain and motivate the talent necessary for Heliogen, Inc.

If the request to approve the Heliogen Incentive Plan is approved by our stockholders, there will be a number of shares of Heliogen, Inc. Common Stock not exceeding five percent (5%) of the fully-diluted shares of Heliogen, Inc. Common Stock immediately following consummation of the Business Combination, subject to adjustment for specified changes in Heliogen, Inc.’s capitalization, available for grant under the Heliogen Incentive Plan as of the effective time of the Business Combination. In addition, as further described below under the section titled “— Description of the Heliogen Incentive Plan — Authorized Shares,” the share reserve is subject to annual increases each January 1 of four percent (4%) of the total number of shares of each class of common stock of Heliogen, Inc. (or a lesser number determined by the Heliogen, Inc. Board). Our Board believes this pool size is necessary to provide sufficient reserved shares for a level of grants that will attract, retain, and motivate employees and other participants.

Description of the Heliogen Incentive Plan

A summary description of the material features of the Heliogen Incentive Plan is set forth below. The following summary describes what we expect to be the material terms of the Heliogen Incentive Plan. This summary is not a complete description of all provisions of the Heliogen Incentive Plan and is qualified in its entirety by reference to the Heliogen Incentive Plan, the form of which is attached to this proxy statement/prospectus as Annex H and incorporated by reference in its entirety. Our stockholders should refer to the Heliogen Incentive Plan for more complete and detailed information about the terms and conditions of the Heliogen Incentive Plan.

Eligibility.    Any individual who is an employee of Heliogen, Inc. or any of its affiliates, or any person who provides services to Heliogen, Inc. or its affiliates, including consultants and members of the Heliogen, Inc. Board, will be eligible to receive awards under the Heliogen Incentive Plan at the discretion of the plan administrator. If this proposal is approved by the stockholders, all of Heliogen, Inc.’s employees, directors and consultants will be eligible to receive awards following the closing of the Business Combination. Following the Closing, Heliogen, Inc. is expected to have approximately 150 employees, 6 non-employee directors and a small number of consultants who may be eligible to receive awards under the Heliogen Incentive Plan.

Awards.    The Heliogen Incentive Plan provides for the grant of incentive stock options (“ISOs”), within the meaning of Section 422 of the Code to employees, including employees of any parent or subsidiary, and for the grant of nonstatutory stock options (“NSOs”), stock appreciation rights, restricted stock awards, restricted stock unit awards, performance awards and other forms of awards to employees, directors and consultants, including employees and consultants of Heliogen, Inc.’s affiliates.

Authorized Shares.    Initially, the maximum number of shares of Heliogen, Inc. Common Stock that may be issued under the Heliogen Incentive Plan after it becomes effective will not exceed a number of shares of Heliogen, Inc. Common Stock equal to five percent (5%) of the fully-diluted shares of Heliogen, Inc. Common Stock immediately following consummation of the Business Combination. In addition, the number of shares of Heliogen, Inc. Common Stock reserved for issuance under the Heliogen Incentive Plan will automatically increase on January 1 of each year, starting on January 1, 2022 and ending on (and including) January 1, 2031, in an amount equal to four percent (4%) of the total number of shares of each class of common stock Heliogen, Inc. on December 31 of the preceding year, provided, however that the Heliogen, Inc. Board may act prior to January 1st of a given year to provide that the increase for such year will be a lesser number of shares of Heliogen, Inc. Common Stock. The maximum number of shares of Heliogen, Inc. Common Stock that may be issued on the exercise of ISOs under the Heliogen Incentive Plan will be a number of shares equal three hundred percent (300%) of the Heliogen Incentive Plan’s initial share reserve. As of November 23, 2021, the record date of the Special Meeting, the closing price of our Common Stock as reported on NYSE was $         per share.

The unused shares subject to stock awards granted under the Heliogen Incentive Plan that expire, lapse or are terminated, exchanged for or settled in cash, surrendered, repurchased, canceled without having been fully exercised or forfeited, in any case, in a manner that results in Heliogen, Inc. acquiring shares covered by the stock award at a price not greater than the price (as adjusted pursuant to the Heliogen Incentive Plan) paid by the participant for such shares or not issuing any shares covered by the stock award, will, as applicable, become or again be available for stock award grants under the Heliogen Incentive Plan. The following shares of Heliogen, Inc. Common Stock will not be added to the shares authorized for grant and will not be available for future grants of stock awards: (i) shares of Heliogen, Inc. Common Stock subject to a stock appreciation right that are not issued in connection with the stock settlement of the stock appreciation right on exercise thereof; and (ii) shares of Heliogen, Inc. Common Stock purchased on the open market with the cash proceeds from the exercise of options; and (iii) shares of Heliogen, Inc. Common Stock delivered to Heliogen, Inc. by a participant to satisfy the exercise or purchase price of a stock award or to satisfy any applicable tax withholding obligation with respect to a stock award (including shares of Heliogen, Inc. Common Stock retained by us from the award being exercised or purchased and/or creating the tax obligation).

Non-Employee Director Compensation Limit.    The aggregate value of all compensation granted or paid, as applicable, to any non-employee director with respect to any period commencing on the date of Heliogen, Inc.’s annual meeting of stockholders for a particular year and ending on the day immediately prior to the date of Heliogen, Inc.’s annual meeting of stockholders for the subsequent year (such period, the “annual period”), including awards granted and cash fees paid to such non-employee director, will not exceed (1) $750,000 in total value or (2) if such non-employee director is first appointed or elected to the Heliogen, Inc. Board during such annual period, $1,000,000 in total value, in each case, calculating the value of any equity awards based on the grant date fair value of such equity awards for financial reporting purposes and excluding distributions from a deferred compensation program. The foregoing limitation on non-employee director compensation will apply commencing with the annual period that begins on Heliogen, Inc.’s first annual meeting of stockholders following the effective date of the Heliogen Incentive Plan.

Plan Administration.    The Heliogen, Inc. Board, or a duly authorized committee thereof, will administer the Heliogen Incentive Plan and is referred to as the “plan administrator” herein. The Heliogen, Inc. Board may also delegate to one or more of Heliogen, Inc.’s officers the authority to (1) designate employees (other than officers) to receive specified stock awards and (2) determine the number of shares subject to such stock awards. Under the Heliogen Incentive Plan, the Heliogen, Inc. Board has the authority to determine award recipients, grant dates, the numbers and types of stock awards to be granted, the applicable fair market value, and the provisions of each stock award, including the period of exercisability and the vesting schedule applicable to a stock award.

Stock Options.    ISOs and NSOs are granted under stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for stock options, within the terms and conditions of the Heliogen Incentive Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of a share of Heliogen, Inc. Common Stock on the date of grant. Options granted under the Heliogen Incentive Plan vest at the rate specified in the stock option agreement as determined by the plan administrator.

The plan administrator determines the term of stock options granted under the Heliogen Incentive Plan, up to a maximum of 10 years. Unless the terms of an optionholder’s stock option agreement provide otherwise or as otherwise provided by the plan administrator, if an optionholder’s service relationship with Heliogen, Inc. or any of Heliogen, Inc.’s affiliates ceases for any reason other than disability, death, or cause, the optionholder may generally exercise any vested options for a period of three months following the cessation of service. This period may be extended in the event that exercise of the option is prohibited by applicable securities laws. Unless the terms of an optionholder’s stock option agreement provide otherwise or as otherwise provided by the plan administrator, if an optionholder’s service relationship with Heliogen, Inc. or any of Heliogen, Inc.’s affiliates ceases due to death or disability, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may generally exercise any vested options for a period of 12 months following the date of death or disability. In the event of a termination for cause, options generally terminate upon the termination date. In no event may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of Heliogen, Inc. Common Stock issued upon the exercise of a stock option will be determined by the plan administrator and may include (1) cash, check, bank draft or money order, (2) a broker-assisted cashless exercise, (3) the tender of shares of Heliogen, Inc. Common Stock previously owned by the optionholder, (4) a net exercise of the option if it is an NSO or (5) other legal consideration approved by the plan administrator.

Unless the plan administrator provides otherwise, options and stock appreciation rights generally are not transferable except by will or the laws of descent and distribution. Subject to approval of the plan administrator or a duly authorized officer, an option may be transferred pursuant to a domestic relations order.

Tax Limitations on ISOs.    The aggregate fair market value, determined at the time of grant, of Heliogen, Inc. Common Stock with respect to ISOs that are exercisable for the first time by an award holder during any calendar year under all of Heliogen, Inc.’s stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of Heliogen, Inc.’s total combined voting power or that of any of Heliogen, Inc.’s parent or subsidiary corporations unless (1) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant and (2) the term of the ISO does not exceed five years from the date of grant.

Restricted Stock Unit Awards.    Restricted stock unit awards are granted under restricted stock unit award agreements adopted by the plan administrator. Restricted stock unit awards may be granted in consideration for any form of legal consideration that may be acceptable to the plan administrator and permissible under applicable law. A restricted stock unit award may be settled by cash, delivery of shares of Heliogen, Inc. Common Stock, a combination of cash and shares of Heliogen, Inc. Common Stock as determined by the plan administrator, or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award. Except as otherwise provided in the applicable award agreement or by the plan administrator, restricted stock unit awards that have not vested will be forfeited once the participant’s continuous service ends for any reason.

Restricted Stock Awards.    Restricted stock awards are granted under restricted stock award agreements adopted by the plan administrator. A restricted stock award may be awarded in consideration for cash, check, bank draft or money order, services to us, or any other form of legal consideration that may be acceptable to the plan administrator and permissible under applicable law. The plan administrator determines the terms and conditions of restricted stock awards, including vesting and forfeiture terms. If a participant’s service relationship with Heliogen, Inc. ends for any reason, Heliogen, Inc. may receive any or all of the shares of Heliogen, Inc. Common Stock held by the participant that have not vested as of the date the participant terminates service with Heliogen, Inc. through a forfeiture condition or a repurchase right.

Stock Appreciation Rights.    Stock appreciation rights are granted under stock appreciation right agreements adopted by the plan administrator. The plan administrator determines the strike price for a stock appreciation right, which generally cannot be less than 100% of the fair market value of Heliogen, Inc. Common Stock on the date of grant. A stock appreciation right granted under the Heliogen Incentive Plan vests at the rate specified in the stock appreciation right agreement as determined by the plan administrator. Stock appreciation rights may be settled in cash or shares of Heliogen, Inc. Common Stock or in any other form of payment, as determined by the plan administrator and specified in the stock appreciation right agreement.

The plan administrator determines the term of stock appreciation rights granted under the Heliogen Incentive Plan, up to a maximum of 10 years. Unless the terms of a participant’s stock appreciation rights agreement provide otherwise or as otherwise provided by the plan administrator, if a participant’s service relationship with Heliogen, Inc. or any of its affiliates ceases for any reason other than cause, disability, or death, the participant may generally exercise any vested stock appreciation right for a period of three months following the cessation of service. This period may be further extended in the event that exercise of the stock appreciation right following such a termination of service is prohibited by applicable securities laws. Unless the terms of a participant’s stock appreciation rights agreement provide otherwise or as otherwise provided by the plan administrator, if a participant’s service relationship with Heliogen, Inc. or any of its affiliates, ceases due to disability or death, or a participant dies within a certain period following cessation of service, the participant or a beneficiary may generally exercise any vested stock appreciation right for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, stock appreciation rights generally terminate immediately upon the occurrence of the event giving rise to the termination of the individual for cause. In no event may a stock appreciation right be exercised beyond the expiration of its term.

Performance Awards.    The Heliogen Incentive Plan permits the grant of performance awards that may be settled in stock, cash or other property. Performance awards may be structured so that the stock or cash will be issued or paid only following the achievement of certain pre-established performance goals during a designated performance period. Performance awards that are settled in cash or other property are not required to be valued in whole or in part by reference to, or otherwise based on, Heliogen, Inc. Common Stock.

Other Stock Awards.    The plan administrator may grant other awards based in whole or in part by reference to Heliogen, Inc. Common Stock. The plan administrator will set the number of shares under the stock award (or cash equivalent) and all other terms and conditions of such awards.

Changes to Capital Structure.    In the event there is a specified type of change in the capital structure of Heliogen, Inc., such as a stock split, reverse stock split, or recapitalization, appropriate adjustments will be made to (1) the class and maximum number of shares reserved for issuance under the Heliogen Incentive Plan, (2) the class of shares by which the share reserve may increase automatically each year, (3) the class and maximum number of shares that may be issued on the exercise of ISOs and (4) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards.

Corporate Transactions.    The following applies to stock awards under the Heliogen Incentive Plan in the event of a corporate transaction (as defined in the Heliogen Incentive Plan), unless otherwise provided in a participant’s stock award agreement or other written agreement with Heliogen, Inc. or one of its affiliates or unless otherwise expressly provided by the plan administrator at the time of grant.

In the event of a corporate transaction, any stock awards outstanding under the Heliogen Incentive Plan may be assumed, continued or substituted for by any surviving or acquiring corporation (or its parent company), and any reacquisition or repurchase rights held by Heliogen, Inc. with respect to the stock award may be assigned to Heliogen, Inc.’s successor (or its parent company). If the surviving or acquiring corporation (or its parent company)

does not assume, continue or substitute for such stock awards, then (i) with respect to any such stock awards that are held by participants whose continuous service has not terminated prior to the effective time of the corporate transaction, or current participants, the vesting (and exercisability, if applicable) of such stock awards will be accelerated in full (or, in the case of performance awards with multiple vesting levels depending on the level of performance, vesting will accelerate at 100% of the target level) to a date prior to the effective time of the corporate transaction (contingent upon the effectiveness of the corporate transaction), and such stock awards will terminate if not exercised (if applicable) at or prior to the effective time of the corporate transaction, and any reacquisition or repurchase rights held by Heliogen, Inc. with respect to such stock awards will lapse (contingent upon the effectiveness of the corporate transaction), and (ii) any such stock awards that are held by persons other than current participants will terminate if not exercised (if applicable) prior to the effective time of the corporate transaction, except that any reacquisition or repurchase rights held by Heliogen, Inc. with respect to such stock awards will not terminate and may continue to be exercised notwithstanding the corporate transaction.

In the event a stock award will terminate if not exercised prior to the effective time of a corporate transaction, the plan administrator may provide, in its sole discretion, that the holder of such stock award may not exercise such stock award but instead will receive a payment equal in value to the excess (if any) of (i) the per share amount payable to holders of Heliogen, Inc. Common Stock in connection with the corporate transaction, over (ii) any per share exercise price payable by such holder, if applicable.

Plan Amendment or Termination.    The Heliogen, Inc. Board has the authority to amend, suspend, or terminate the Heliogen Incentive Plan at any time, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. Certain material amendments also require approval of Heliogen, Inc.’s stockholders. No ISOs may be granted after the tenth anniversary of the date our Board of Directors adopts the Heliogen Incentive Plan. No stock awards may be granted under the Heliogen Incentive Plan while it is suspended or after it is terminated.

U.S. Federal Income Tax Consequences

The following is a summary of the principal U.S. federal income tax consequences to participants and Heliogen, Inc. with respect to participation in the Heliogen Incentive Plan, which will not become effective until the date of the closing of the Business Combination. No awards will be issued under the Heliogen Incentive Plan prior to the date of the closing of the Business Combination. This summary is not intended to be exhaustive and does not discuss the income tax laws of any local, state or foreign jurisdiction in which a participant may reside. The information is based upon current U.S. federal income tax rules and therefore is subject to change when those rules change. Because the tax consequences to any participant may depend on his or her particular situation, each participant should consult the participant’s tax adviser regarding the federal, state, local and other tax consequences of the grant or exercise of an award or the disposition of stock acquired under the Heliogen Incentive Plan. The Heliogen Incentive Plan is not qualified under the provisions of Section 401(a) of the Code and is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974, as amended. Heliogen, Inc.’s ability to realize the benefit of any tax deductions described below depends on Heliogen, Inc.’s generation of taxable income as well as the requirement of reasonableness and the satisfaction of Heliogen, Inc.’s tax reporting obligations.

Nonstatutory Stock Options.    Generally, there is no taxation upon the grant of an NSO. Upon exercise, a participant will recognize ordinary income equal to the excess, if any, of the fair market value of the underlying stock on the date of exercise of the stock option over the exercise price. If the participant is employed by Heliogen, Inc. or one of its affiliates, that income will be subject to withholding taxes. The participant’s tax basis in those shares will be equal to their fair market value on the date of exercise of the stock option, and the participant’s capital gain holding period for those shares will begin on the day after they are transferred to the participant. Subject to the requirement of reasonableness, the deduction limits under Section 162(m) of the Code and the satisfaction of a tax reporting obligation, Heliogen, Inc. will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the participant.

Incentive Stock Options.    The Heliogen Incentive Plan provides for the grant of stock options that are intended to qualify as “incentive stock options,” as defined in Section 422 of the Code. Under the Code, a participant generally is not subject to ordinary income tax upon the grant or exercise of an ISO. If the participant holds a share received upon exercise of an ISO for more than two years from the date the stock option was granted and more than one year from the date the stock option was exercised, which is referred to as the required holding period, the difference, if any, between the amount realized on a sale or other taxable disposition of that share and the participant’s tax basis in that share will be long-term capital gain or loss. If, however, a participant disposes of a share acquired upon exercise of an ISO before the end of the required holding period, which is referred to as a disqualifying disposition, the participant generally will recognize ordinary income in the year of the disqualifying disposition equal to the excess, if any, of the fair market value of the share on the date of exercise of the stock option over the exercise price. However, if the sales proceeds are less than the fair market value of the share on the date of exercise of the stock option, the amount of ordinary income recognized by the participant will not exceed the gain, if any, realized on the sale. If the amount realized on a disqualifying disposition exceeds the fair market value of the share on the date of exercise of the stock option, that excess will be short-term or long-term capital gain, depending on whether the holding period for the share exceeds one year. For purposes of the alternative minimum tax, the amount by which the fair market value of a share of stock acquired upon exercise of an ISO exceeds the exercise price of the stock option generally will be an adjustment included in the participant’s alternative minimum taxable income for the year in which the stock option is exercised. If, however, there is a disqualifying disposition of the share in the year in which the stock option is exercised, there will be no adjustment for alternative minimum tax purposes with respect to that share. In computing alternative minimum taxable income, the tax basis of a share acquired upon exercise of an ISO is increased by the amount of the adjustment taken into account with respect to that share for alternative minimum tax purposes in the year the stock option is exercised. Heliogen, Inc. will not be allowed a tax deduction with respect to the grant or exercise of an ISO or the disposition of a share acquired upon exercise of an ISO after the required holding period. If there is a disqualifying disposition of a share, however, Heliogen, Inc. will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the participant, subject to the requirement of reasonableness, the deduction limits under Section 162(m) of the Code and provided that either the employee includes that amount in income or Heliogen, Inc. timely satisfies its reporting requirements with respect to that amount.

Restricted Stock Awards.    Generally, the recipient of a restricted stock award will recognize ordinary income at the time the stock is received equal to the excess, if any, of the fair market value of the stock received over any amount paid by the recipient in exchange for the stock. If, however, the stock is subject to restrictions constituting a substantial risk of forfeiture when it is received (for example, if the employee is required to work for a period of time in order to have the right to transfer or sell the stock), the recipient generally will not recognize income until the restrictions constituting a substantial risk of forfeiture lapse, at which time the recipient will recognize ordinary income equal to the excess, if any, of the fair market value of the stock on the date it becomes vested over any amount paid by the recipient in exchange for the stock. A recipient may, however, file an election with the IRS, within 30 days following the date of grant, to recognize ordinary income, as of the date of grant, equal to the excess, if any, of the fair market value of the stock on the date the award is granted over any amount paid by the recipient for the stock. The recipient’s basis for the determination of gain or loss upon the subsequent disposition of shares acquired from a restricted stock award will be the amount paid for such shares plus any ordinary income recognized either when the stock is received or when the restrictions constituting a substantial risk of forfeiture lapse. Subject to the requirement of reasonableness, the deduction limits under Section 162(m) of the Code and the satisfaction of a tax reporting obligation, Heliogen, Inc. will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the recipient of the restricted stock award.

Restricted Stock Unit Awards.    Generally, the recipient of a restricted stock unit award will generally recognize ordinary income at the time the stock is delivered equal to the excess, if any, of (i) the fair market value of the stock received over any amount paid by the recipient in exchange for the stock or (ii) the amount of cash paid to the participant. The recipient’s basis for the determination of gain or loss upon the subsequent disposition of shares acquired from a restricted stock unit award will be the amount paid for such shares plus any ordinary income recognized when the stock is delivered, and the participant’s capital gain holding period for those shares will begin on the day after they are transferred to the participant. Subject to the requirement of reasonableness, the deduction limits under Section 162(m) of the Code and the satisfaction of a tax reporting obligation, Heliogen, Inc. will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the recipient of the restricted stock unit award.

Stock Appreciation Rights.    Generally, the recipient of a stock appreciation right will recognize ordinary income equal to the fair market value of the stock or cash received upon such exercise. Subject to the requirement of reasonableness, the deduction limits under Section 162(m) of the Code and the satisfaction of a tax reporting obligation, Heliogen, Inc. will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the recipient of the stock appreciation right.

Tax Consequences to Heliogen, Inc.

Compensation of Covered Employees.    The ability of Heliogen, Inc. to obtain a deduction for amounts paid under the Heliogen Incentive Plan could be limited by Section 162(m) of the Code. Section 162(m) of the Code limits a corporation’s ability to deduct compensation, for U.S. federal income tax purposes, paid during any year to a “covered employee” (within the meaning of Section 162(m) of the Code) in excess of $1 million.

Golden Parachute Payments.    The ability of Heliogen, Inc. (or the ability of one of its subsidiaries) to obtain a deduction for future payments under the Heliogen Incentive Plan could also be limited by the golden parachute rules of Section 280G of the Code, which prevent the deductibility of certain “excess parachute payments” made in connection with a change in control of a corporation.

New Plan Benefits

The awards, if any, that will be made to eligible persons under the Heliogen Incentive Plan are subject to the discretion of the New Heliogen Board. Therefore, we cannot currently determine the benefits or number of shares subject to awards that may be granted in the future and a new plan benefits table is thus not provided.

Interests of our Directors and Officers in the 2021 Equity Incentive Plan

When you consider the recommendation of our Board in favor of approval of the Heliogen Incentive Plan, you should keep in mind that certain of our Board and officers have interests in the Heliogen Incentive Plan that are different from, or in addition to, your interests as a stockholder or warrantholder, including, among other things, the potential future issuance of awards to Phyllis Newhouse as a director of New Heliogen. See the section above entitled “Proposal No. 1 — Approval of the Business Combination — Interests of Certain Persons in the Transactions” for a further discussion.

Vote Required for Approval

The approval of the Incentive Plan Proposal requires the affirmative vote of a majority of the votes cast by the stockholders present in person or represented by proxy and entitled to vote at the Special Meeting. Accordingly, under Delaware law, a Company stockholder’s failure to vote, as well as an abstention and broker non-vote, will have no effect on the Incentive Plan Proposal. For purposes of NYSE rules, however, abstentions are treated as “votes cast” and will be counted as votes “AGAINST” this proposal. Abstentions will be counted in connection with the determination of whether a valid quorum is established.

This Proposal No. 4 is conditioned upon the approval and completion of the Business Combination Proposal. If the Business Combination Proposal is not approved, Proposal No. 4 will have no effect, even if approved by our stockholders.

Recommendation of the Board of Directors

OUR BOARD UNANIMOUSLY RECOMMENDS THAT OUR STOCKHOLDERS VOTE
“FOR” THE EQUITY INCENTIVE PLAN PROPOSAL.

The existence of financial and personal interests of one or more of the Company’s directors or officers may result in a conflict of interest on the part of such director(s) or officer(s) between what he or they may believe is in the best interests of the Company and its stockholders and what he or they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. See the section above entitled “— Interests of Certain Persons in the Transactions” for a further discussion.

PROPOSAL NO. 5 — the employee stock Purchase plan Proposal

Overview

In this proposal, we are asking its stockholders to approve the Heliogen, Inc. 2021 Employee Stock Purchase Plan, or the Heliogen ESPP. Our Board approved the Heliogen ESPP on November 10, 2021, subject to stockholder approval at the Special Meeting. If stockholders approve this proposal, the Heliogen ESPP will become effective on the consummation of the Business Combination. However, this proposal is cross-conditioned on certain other proposals. If the Heliogen ESPP is not approved by the stockholders, it will not become effective. The Heliogen ESPP is described in more detail below.

The purpose of the Heliogen ESPP is to provide a means whereby Heliogen, Inc. can align the long-term financial interests of its employees with the financial interests of its stockholders. In addition, our Board believes that the ability to allow its employees to purchase shares of Heliogen, Inc. Common Stock will help Heliogen, Inc. to attract, retain, and motivate employees and encourage them to devote their best efforts to Heliogen, Inc.’s business and financial success. Approval of the Heliogen ESPP by our stockholders will allow Heliogen, Inc. to provide its employees with the opportunity to acquire an ownership interest in Heliogen, Inc. through their participation in the Heliogen ESPP, thereby encouraging them to remain in service and more closely aligning their interests with those of Heliogen, Inc.’s stockholders.

Description of the Heliogen ESPP

The following summary describes what we expect to be the material terms of the Heliogen ESPP. This summary is not a complete description of all provisions of the Heliogen ESPP and is qualified in its entirety by reference to the complete text of the Heliogen ESPP, a copy of which is attached hereto as Annex I. Our stockholders should refer to the Heliogen ESPP for more complete and detailed information about the terms and conditions of the Heliogen ESPP.

Purpose.    The purpose of the Heliogen ESPP is to provide a means by which eligible employees of Heliogen, Inc. and certain designated companies may be given an opportunity to purchase shares of Heliogen, Inc. Common Stock following the closing of the Business Combination, to assist Heliogen, Inc. in retaining the services of eligible employees, to secure and retain the services of new employees and to provide incentives for such persons to exert maximum efforts for Heliogen, Inc.’s success.

The Plan includes two components: a 423 Component and a Non-423 Component. Heliogen, Inc. intends that the 423 Component will qualify as options issued under an “employee stock purchase plan” as that term is defined in Section 423(b) of the Code. Except as otherwise provided in the Heliogen ESPP or determined by the Heliogen, Inc. Board, the Non-423 Component will operate and be administered in the same manner as the 423 Component.

Share Reserve.    Initially, the maximum number of shares of Heliogen, Inc. Common Stock that may be issued under the Heliogen ESPP after it becomes effective will not exceed a number of shares of Heliogen, Inc. Common Stock equal to two percent (2%) of the fully-diluted shares of Heliogen, Inc. Common Stock immediately following consummation of the Business Combination. Additionally, the number of shares of Heliogen, Inc. Common Stock reserved for issuance under the Heliogen ESPP will automatically increase on January 1st of each year, beginning on January 1, 2022 and continuing through and including January 1, 2031, by the lesser of (1) one percent (1%) of the total number of shares of each class of common stock of Heliogen, Inc. on December 31st of the preceding calendar year, (2) the number of shares of Heliogen, Inc. Common Stock equal to two hundred percent (200%) of the Heliogen ESPP’s initial share reserve, or (3) such lesser number of shares of Heliogen, Inc. Common Stock as determined by the Heliogen, Inc. Board. Shares subject to purchase rights granted under the Heliogen ESPP that terminate without having been exercised in full will not reduce the number of shares available for issuance under the Heliogen ESPP. As of November 23, 2021, the record date of the Special Meeting, the closing price of our Common Stock as reported on NYSE was $         per share.

Administration.    The Heliogen, Inc. Board, or a duly authorized committee thereof, will administer the Heliogen ESPP.

Limitations.    Heliogen, Inc.’s employees and the employees of any of its designated affiliates, as designated by the Heliogen, Inc. Board, will be eligible to participate in the Heliogen ESPP, provided they may have to satisfy one or more of the following service requirements before participating in the Heliogen ESPP, as determined by the administrator: (1) customary employment with Heliogen, Inc. or one of its affiliates for more than 20 hours per week and five or more months per calendar year or (2) continuous employment with Heliogen, Inc. or one of its affiliates for a minimum period of time, not to exceed two years, prior to the first date of an offering. In addition, the Heliogen, Inc. Board may also exclude from participation in the Heliogen ESPP or any offering, employees who are “highly compensated employees” (within the meaning of Section 423(b)(4)(D) of the Code) or a subset of such highly compensated employees. If this proposal is approved by the stockholders, all the employees of Heliogen, Inc. and its related corporations will be eligible to participate in the Heliogen ESPP following the closing of the Business Combination. Following the Closing, Heliogen, Inc. is expected to have approximately 150 employees who will be eligible participate in the Heliogen ESPP. An employee may not be granted rights to purchase stock under the Heliogen ESPP (a) if such employee immediately after the grant would own stock possessing 5% or more of the total combined voting power or value of all classes of Heliogen, Inc. stock or (b) to the extent that such rights would accrue at a rate that exceeds $25,000 worth of Heliogen, Inc. Common Stock for each calendar year that the rights remain outstanding.

The Heliogen ESPP is intended to qualify as an employee stock purchase plan under Section 423 of the Code. The administrator may specify offerings with a duration of not more than 27 months, and may specify one or more shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of Heliogen, Inc. Common Stock will be purchased for the employees who are participating in the offering. The administrator, in its discretion, will determine the terms of offerings under the Heliogen ESPP. The administrator has the discretion to structure an offering so that if the fair market value of a share of Heliogen, Inc. Common Stock on any purchase date during the offering period is less than or equal to the fair market value of a share of Heliogen, Inc. Common Stock on the first day of the offering period, then that offering will terminate immediately, and the participants in such terminated offering will be automatically enrolled in a new offering that begins immediately after such purchase date.

A participant may not transfer purchase rights under the Heliogen ESPP other than by will, the laws of descent and distribution, or as otherwise provided under the Heliogen ESPP.

Payroll Deductions.    The Heliogen ESPP permits participants to purchase shares of Heliogen, Inc. Common Stock through payroll deductions. Unless otherwise determined by the administrator, the purchase price of the shares will be 85% of the lower of the fair market value of Heliogen, Inc. Common Stock on the first day of an offering or on the date of purchase. Participants may end their participation at any time during an offering and will be paid their accrued contributions that have not yet been used to purchase shares, without interest. Participation ends automatically upon termination of employment with Heliogen, Inc. and its related corporations.

Withdrawal.    Participants may withdraw from an offering by delivering a withdrawal form to Heliogen, Inc. and terminating their contributions. Such withdrawal may be elected at any time prior to the end of an offering, except as otherwise provided by the Plan Administrator. Upon such withdrawal, Heliogen, Inc. will distribute to the employee his or her accumulated but unused contributions without interest, and such employee’s right to participate in that offering will terminate. However, an employee’s withdrawal from an offering does not affect such employee’s eligibility to participate in any other offerings under the Heliogen ESPP.

Termination of Employment.    A participant’s rights under any offering under the Heliogen ESPP will terminate immediately if the participant either (i) is no longer employed by Heliogen, Inc. or any of its parent or subsidiary companies (subject to any post-employment participation period required by law) or (ii) is otherwise no longer eligible to participate. In such event, Heliogen, Inc. will distribute to the participant his or her accumulated but unused contributions, without interest.

Corporate Transactions.    In the event of certain specified significant corporate transactions, such as a merger or change in control, a successor corporation may assume, continue, or substitute each outstanding purchase right. If the successor corporation does not assume, continue, or substitute for the outstanding purchase rights, the offering in progress will be shortened and a new purchase date will be set. The participants’ purchase rights will be exercised on the new purchase date and such purchase rights will terminate immediately thereafter.

Amendment and Termination.    Heliogen, Inc. Board has the authority to amend, suspend, or terminate the Heliogen ESPP, at any time and for any reason, provided certain types of amendments will require the approval of Heliogen, Inc.’s stockholders. Any benefits, privileges, entitlements and obligations under any outstanding purchase rights granted before an amendment, suspension or termination of the Heliogen ESPP will not be materially impaired by any such amendment, suspension or termination except (i) with the consent of the person to whom such purchase rights were granted, (ii) as necessary to facilitate compliance with any laws, listing requirements, or governmental regulations, or (iii) as necessary to obtain or maintain favorable tax, listing, or regulatory treatment. The Heliogen ESPP will remain in effect until terminated by the Heliogen, Inc. Board in accordance with the terms of the Heliogen ESPP.

U.S. Federal Income Tax Consequences

The following is a summary of the principal U.S. federal income tax consequences to participants and the Company with respect to participation in the Heliogen ESPP. This summary is not intended to be exhaustive and does not discuss the income tax laws of any local, state or foreign jurisdiction in which a participant may reside. The information is based upon current U.S. federal income tax rules and therefore is subject to change when those rules change. Because the tax consequences to any participant may depend on his or her particular situation, each participant should consult the participant’s tax adviser regarding the federal, state, local, and other tax consequences of the grant or exercise of a purchase right or the sale or other disposition of Heliogen, Inc. Common Stock acquired under the Heliogen ESPP. The Heliogen ESPP is not qualified under the provisions of Section 401(a) of the Code and is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974, as amended.

423 Component of the Heliogen ESPP

Rights granted under the 423 Component of the Heliogen ESPP are intended to qualify for favorable U.S. federal income tax treatment associated with rights granted under an employee stock purchase plan which qualifies under the provisions of Section 423 of the Code.

A participant will be taxed on amounts withheld for the purchase of shares of Heliogen, Inc. Common Stock as if such amounts were actually received. Otherwise, no income will be taxable to a participant as a result of the granting or exercise of a purchase right until a sale or other disposition of the acquired shares. The taxation upon such sale or other disposition will depend upon the holding period of the acquired shares.

If the shares are sold or otherwise disposed of more than two years after the beginning of the offering period and more than one year after the shares are transferred to the participant, then the lesser of the following will be treated as ordinary income: (i) the excess of the fair market value of the shares at the time of such sale or other disposition over the purchase price; or (ii) the excess of the fair market value of the shares as of the beginning of the offering period over the purchase price (determined as of the beginning of the offering period). Any further gain or any loss will be taxed as a long-term capital gain or loss.

If the shares are sold or otherwise disposed of before the expiration of either of the holding periods described above, then the excess of the fair market value of the shares on the purchase date over the purchase price will be treated as ordinary income at the time of such sale or other disposition. The balance of any gain will be treated as capital gain. Even if the shares are later sold or otherwise disposed of for less than their fair market value on the purchase date, the same amount of ordinary income is attributed to the participant, and a capital loss is recognized equal to the difference between the sales price and the fair market value of the shares on such purchase date. Any capital gain or loss will be short-term or long-term, depending on how long the shares have been held.

Non-423 Component

A participant will be taxed on amounts withheld for the purchase of shares of Heliogen, Inc. Common Stock as if such amounts were actually received. Under the Non-423 Component, a participant will recognize ordinary income equal to the excess, if any, of the fair market value of the underlying stock on the date of exercise of the purchase right over the purchase price. If the participant is employed by Heliogen, Inc. or one of its affiliates, that income will be subject to withholding taxes. The participant’s tax basis in those shares will be equal to their fair market value on the date of exercise of the purchase right, and the participant’s capital gain holding period for those shares will begin on the day after they are transferred to the participant.

There are no U.S. federal income tax consequences to Heliogen, Inc. by reason of the grant or exercise of rights under the Heliogen ESPP. Heliogen, Inc. will be entitled to a deduction to the extent amounts are taxed as ordinary income to a participant for shares sold or otherwise disposed of before the expiration of the holding periods described above (subject to the requirement of reasonableness, the deduction limits under Section 162(m) of the Code and the satisfaction of tax reporting obligations).

New Plan Benefits

Participation in the Heliogen ESPP is voluntary and each eligible employee will make his or her own decision regarding whether and to what extent to participate in the Heliogen ESPP. Therefore, we cannot currently determine the benefits or number of shares subject to purchase rights and a new plan benefits table is thus not provided.

Interests of our Directors and Officers in the Employee Stock Purchase Proposal

When you consider the recommendation of our Board in favor of approval of the Heliogen ESPP, you should keep in mind that certain of our officers may have interests in the Heliogen ESPP that are different from, or in addition to, your interests as a stockholder or warrantholder, including, among other things, the potential opportunity to participate in the Heliogen ESPP employees of Heliogen, Inc.. See the section above entitled “Proposal No. 1 — Approval of the Business Combination — Interests of Certain Persons in the Transactions” for a further discussion. Members of our Board will not be eligible to participate in the Heliogen ESPP.

Vote Required for Approval

The approval of the Employee Stock Purchase Plan Proposal requires the affirmative vote of a majority of the votes cast by the stockholders present in person or represented by proxy and entitled to vote at the Special Meeting. Accordingly, under Delaware law, a Company stockholder’s failure to vote, as well as an abstention and broker non-vote, will have no effect on the Employee Stock Purchase Plan Proposal. For purposes of NYSE rules, however, abstentions are treated as “votes cast” and will be counted as votes “AGAINST” this proposal. Abstentions will be counted in connection with the determination of whether a valid quorum is established.

This Proposal No. 5 is conditioned upon the approval and completion of the Business Combination Proposal. If the Business Combination Proposal is not approved, Proposal No. 5 will have no effect, even if approved by our stockholders.

Recommendation of the Board of Directors

OUR BOARD UNANIMOUSLY RECOMMENDS THAT OUR STOCKHOLDERS VOTE
“FOR” THE EMPLOYEE STOCK PURCHASE PLAN PROPOSAL.

The existence of financial and personal interests of one or more of the Company’s directors or officers may result in a conflict of interest on the part of such director(s) or officer(s) between what he or they may believe is in the best interests of the Company and its stockholders and what he or they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. See the section above entitled “— Interests of Certain Persons in the Transactions” for a further discussion.

PROPOSAL NO. 6 — THE ELECTION OF DIRECTORS PROPOSAL

Overview

Pursuant to the Business Combination Agreement, at Closing, our board of directors will be comprised of seven members to be divided into three classes of directors with staggered terms. Athena will nominate one of the initial members of the board of directors and Heliogen will be entitled to appoint six members of the board of directors. It is currently contemplated that Phyllis W. Newhouse will continue as a member of the board of directors combined company following the business combination. The board of directors will also include Bill Gross, Stacey Abrams, Paddy Padmanathan, Julie M. Kane, Robert Kavner and David Crane. It is currently contemplated that Phyllis W. Newhouse and Paddy Padmanathan will be nominated to serve as Class I directors, Stacey Abrams and David Crane will be nominated to serve as Class II directors and Bill Gross, Robert Kavner and Julie M. Kane will be nominated to serve as Class III directors.

Information regarding each nominee is set forth in the section entitled “Management After the Business Combination.”

Vote Required for Approval

The affirmative vote of holders of a plurality of the votes cast by the stockholders present in person or represented by proxy and entitled to vote thereon at the Special Meeting is required to approve this Proposal No. 6. Votes marked “FOR” a nominee will be counted in favor of that nominee. Proxies will have full discretion to cast votes for other persons in the event any nominee is unable to serve. Abstentions or the failure to vote on Proposal No. 6 will have no effect on Proposal No. 6.

This Proposal No. 6 is conditioned upon the approval and completion of the Business Combination Proposal and the NYSE Stock Issuance Proposal at the Special Meeting. If the Business Combination Proposal is not approved, Proposal No. 6 will have no effect, even if approved by our stockholders.

Recommendation of the Board of Directors

OUR BOARD OF DIRECTORS RECOMMENDS THAT OUR STOCKHOLDERS VOTE “FOR” PROPOSAL.

PROPOSAL NO. 7 — THE ADJOURNMENT PROPOSAL

Overview

The Adjournment Proposal, if adopted, will allow our Board to adjourn the Special Meeting to a later date or dates to permit further solicitation of proxies. The Adjournment Proposal will only be presented to our stockholders in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal, the NYSE Stock Issuance Proposal, the Charter Amendment Proposal, the Incentive Plan Proposal, the Employee Stock Purchase Plan Proposal, the Election of Directors Proposal, but no other proposal the Business Combination Proposal, the NYSE Stock Issuance Proposal, the Charter Amendment Proposal, the Incentive Plan Proposal, the Employee Stock Purchase Plan Proposal and the Election of Directors Proposal are approved.

Consequences if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is not approved by our stockholders, our Board may not be able to adjourn the Special Meeting to a later date in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal, the NYSE Stock Issuance Proposal, the Charter Amendment Proposal, the Incentive Plan Proposal, the Employee Stock Purchase Plan Proposal, the Classification of the Board of Directors Proposal, the Election of Directors Proposal or any other proposal.

Vote Required for Approval

The approval of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast by the stockholders present in person or represented by proxy and entitled to vote at the Special Meeting. Accordingly, a Company stockholder’s failure to vote, as well as an abstention from voting and a broker non-vote, will have no effect on the Adjournment Proposal. Abstentions will be counted in connection with the determination of whether a valid quorum is established but will have no effect on the Adjournment Proposal.

Recommendation of the Board of Directors

OUR BOARD OF DIRECTORS RECOMMENDS THAT OUR STOCKHOLDERS VOTE
“FOR” THE ADJOURNMENT PROPOSAL.

The existence of financial and personal interests of one or more of the Company’s directors or officers may result in a conflict of interest on the part of such director(s) or officer(s) between what he or they may believe is in the best interests of the Company and its stockholders and what he or they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. See the section above entitled “Proposal No. 1 — Approval of the Business Combination — Interests of Certain Persons in the Transactions” for a further discussion.

INFORMATION ABOUT THE COMPANY PRIOR TO THE BUSINESS COMBINATION

Overview

The Company is a blank check company or a special purpose acquisition company, incorporated as a Delaware corporation on December 8, 2020, and formed for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, recapitalization, exchangeable share transaction or other similar business transaction with one or more operating businesses or assets. We intend to effectuate our initial business combination using cash from the proceeds of this offering and the private placement of the private placement units, the proceeds of the sale of our shares in connection with our initial business combination (pursuant to forward purchase agreements or backstop agreements we may enter into following the consummation of this offering or otherwise), shares issued to the owners of the target, debt issued to bank or other lenders or the owners of the target, or a combination of the foregoing.

Significant Activities Since Inception

The registration statement for the Company’s IPO was declared effective on March 16, 2021. On March 19, 2021, the Company consummated its IPO of 25,000,000 units at a price of $10.00 per unit, generating gross proceeds of $250,000,000. Each unit consisted of one share of Class A Common Stock and one-third of one redeemable warrant, with each whole warrant entitling the holder thereof to purchase one share of Class A Common Stock for $11.50 per share.

Simultaneously with the closing of the Initial Public Offering, pursuant to the Placement Units Purchase Agreement, the Company completed the private sale of an aggregate of 700,000 units (the “Private Placement Units”) to the Sponsor at a purchase price of $10.00 per Private Placement Unit, generating gross proceeds to the Company of approximately $7.0 million. The Private Placement Units are identical to the Units sold in the Initial Public Offering, except as otherwise disclosed in the Prospectus. No underwriting discounts or commissions were paid with respect to such sale. The issuance of the Private Placement Units was made pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act of 1933, as amended.

A total of $250.0 million, comprised of $245.0 million of the proceeds from the Initial Public Offering (which amount includes $8.75 million of deferred underwriting commissions) and $5.0 million of the proceeds of the sale of the Private Placement Units, was placed in a U.S.-based trust account maintained by Continental Stock Transfer & Trust Company, acting as trustee. Except with respect to interest earned on the funds held in the trust account that may be released to the Company to pay its taxes (less up to $100,000 interest to pay dissolution expenses, if any), the funds held in the trust account will not be released from the trust account until the earliest of (i) the completion of the Company’s initial business combination, (ii) the redemption of the Company’s public shares properly submitted in connection with a stockholder vote to amend the Company’s amended and restated certificate of incorporation (a) to modify the substance or timing of its obligation to redeem 100% of the Company’s public shares if it does not complete its initial business combination within 24 months from the closing of the Initial Public Offering or (b) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity and (iii) the redemption of 100% of the Company’s public shares if the Company has not completed its initial business combination within 24 months from the closing of the Initial Public Offering, subject to applicable law.

Initial Business Combination

Under NYSE rules, an initial business combination must occur with one or more target businesses that together have a fair market value of at least 80% of the Company’s assets held in the Trust Account (excluding taxes payable on the income earned on the Trust Account) at the time of the agreement to enter into the initial business combination. The fair market value of the target or targets must be determined by the Company’s Board based upon one or more standards generally accepted by the financial community, such as discounted cash flow valuation or value of comparable businesses. Subject to this requirement, the Company’s management has had virtually unrestricted flexibility in identifying and selecting one or more prospective target businesses, although the Company was not permitted to effectuate an initial business combination with another blank check company or a similar company with nominal operations. In any case, the Company determined that it would only complete an initial business combination in which it acquired 50% or more of the outstanding voting securities of the target or were otherwise not required to register as an investment company under the Investment Company Act.

Redemption Rights for Holders of Public Shares

As of September 30, 2021, the amount in the Trust Account is approximately $10.00 per public share. The Sponsor has agreed to waive its Redemption Rights with respect to any Common Stock they may hold in connection with the consummation of the Business Combination. The Founder Shares will be excluded from the pro rata calculation used to determine the per-share redemption price.

Holders of outstanding units must separate the underlying public shares and public warrants prior to exercising Redemption Rights with respect to the public shares. For more information about how to separate the underlying public shares from units, see the section titled “Special Meeting of Company Stockholders — Redemption Rights.”

Limitations on Redemption Rights

Notwithstanding the foregoing, the Company’s current certificate of incorporation provides that a public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13d-3 of the Exchange Act), will be restricted from seeking redemptions with respect to more than an aggregate of 15% of the public shares.

Submission of Our Initial Business Combination to a Stockholder Vote

The Special Meeting of our stockholders to which this proxy statement/prospectus relates is to solicit your approval of the Business Combination. Unlike many other blank check companies, our public stockholders are not required to vote against the Business Combination in order to exercise their redemption rights. If the Business Combination is not completed, then public stockholders electing to exercise their redemption rights will not be entitled to receive such payments. Our Sponsor has agreed to vote any shares of Common Stock owned by it in favor of the Business Combination.

Employees

We currently have three executive officers. These individuals are not obligated to devote any specific number of hours to our matters but they intend to devote as much of their time as they deem necessary to our affairs until we have completed our initial business combination. The amount of time they will devote in any time period will vary based on whether a target business has been selected for our initial business combination and the stage of the business combination process we are in. We do not intend to have any full time employees prior to the completion of our initial business combination.

Legal Proceedings

On August 30, 2021, Athena received a litigation demand letter (the “Demand”) from Athena stockholder FWD LKNG GDD Irrevocable Trust. The Demand alleges that Athena violated Section 242(b)(2) of the Delaware General Corporation Law by not requiring separate class votes for holders of the Company’s Class A and Class B Common Stock in connection with the Company’s proposed transaction with Heliogen, Inc. According to the Demand, a class vote is required under Section 242(b)(2) because consideration to the stockholders of Heliogen will be paid in newly issued Common Stock, following elimination of the Class B Common Stock. While such separate class vote is not required pursuant to Section 242(b)(2) of the DGCL, Athena has concluded that such separate class vote is advisable to prevent disruption to the proposed transaction with Heliogen, and to avoid the delay and expense of potential litigation, and has amended its Form S-4 Registration Statement to reflect that change. We take no position on the likely outcome of this matter.

Management

Directors and Officers

The directors and officers of the Company are as follows as of January 31, 2021:

Name	Age	Position
Isabelle Freidheim	40	Chairman of the Board of Directors
Phyllis W. Newhouse	58	Chief Executive Officer and Director
Grace Vandecruze	57	Chief Financial Officer
Kay Koplovitz	75	Director
Annette Nazareth	65	Director
Judith Rodin	76	Director
Janice Bryant Howroyd	68	Director

Isabelle Freidheim has served as the Chairman of our Board since inception. Since May 2018, Ms. Freidheim has been co-founder and managing partner of Starwood VC, a firm making investments in technology businesses, where she has led investments in both early-stage and late-stage, pre-IPO companies and is engaged in deal sourcing, due diligence and assisting portfolio companies. Ms. Freidheim is the co-founder of Magnifi, an investment platform powered by a financial industry natural language search engine, which was acquired by the Tifin Group in December 2020 and she also acted as its Chief Executive Officer from 2018 to 2019 and led the company’s early growth and multiple rounds of financing. From 2015 to 2016, Ms. Freidheim was a venture partner with MissionOG, a venture capital firm, where she invested in high-growth technology companies. From 2012 to 2015, she was a co-founder and partner of The London Fund, an investment firm that specializes in early-stage venture capital and growth capital investments. From 2006 to 2007, Ms. Freidheim worked in the private equity department of Invesco, an independent investment management company. Prior to that, she worked in the investment banking department of Lehman Brothers from 2004 to 2005. Ms. Freidheim received her B.A. in Economics from Columbia University and received her M.B.A from Columbia Business School. Ms. Freidheim is well-qualified to serve on our Board due to her extensive investment and corporate finance experience.

Phyllis W. Newhouse has served as our Chief Executive Officer and Director since inception. Ms. Newhouse is the founder of XtremeSolutions, Inc., an Atlanta-based cybersecurity firm that offers service in both the federal and private sectors (“XSI”). Since founding XSI in June 2002, Ms. Newhouse has served as XSI’s Chief Executive Officer and has led the company in offering a wide range of IT and cybersecurity services. Prior to founding XSI, Ms. Newhouse served as a member of the United States Army for more than 22 years of, where her work focused on national security issues and included a project that outlined the Cyber Espionage Task Force. In April 2021, Ms. Newhouse joined the Board of Directors of Sabre GLBL Inc. (NASDAQ: SABR), where she serves as a member of the audit committee and technology committee. In July 2019, Ms. Newhouse founded ShoulderUp, a nonprofit organization dedicated to connecting and supporting women on their entrepreneurial journeys, alongside Academy Award-winning actress Viola Davis. Ms. Newhouse has served on the board of directors of the Technology Association of Georgia, a nonprofit organization committed to connect, promote, influence and educate Georgia’s technology ecosystem, since September 2019. Ms. Newhouse is also currently a member of the Business Executives for National Security, a nonprofit organization comprised of senior business and industry executives working to address the national security community’s pressing challenges. Ms. Newhouse also serves on the executive board of the Women President Organization, a nonprofit organization for women presidents of multimillion-dollar companies whose mission is to improve business conditions and promote the acceptance and advancement of women entrepreneurs. Ms. Newhouse serves on the board of directors of Girls Inc., a non-profit organization with the goal of empowering and inspiring girls and young women. Ms. Newhouse received her A.A. in Liberal Arts Science from Saint Leo College and her Honorary Doctor of Philosophy from CICA International University. Ms. Newhouse is well-qualified to serve on our Board due to her extensive experience in the IT industry along with her leadership experience.

Grace Vandecruze has served as our Chief Financial Officer of the Company since inception. Since November 2006, Ms. Vandecruze has served as the founder and managing director of Grace Global Capital LLC, a consulting firm providing M&A financial advisory, restructuring, and valuation services to insurance companies and financial regulators. From April 1999 to October 2006, Ms. Vandecruze worked as a managing director of Swiss Re (OTCMKTS: SSREF), a Swiss reinsurance company. While at Swiss Re, Ms. Vandecruze was responsible for M&A advisory services and capital raising for middle market insurance companies, and providing advisory services for large public offerings of insurance companies. From September 1996 to April 1999, Ms. Vandecruze was vice president of Head and Company, a global private equity firm specializing in the insurance industry where she was responsible for all aspects of the investment banking process in the insurance and financial service industries. Since September 2020, Ms. Vandecruze has served as a member of the board of directors of The Doctors Company, a medical malpractice insurance company (“TDC”), and is a member of the TDC’s investment committee. Since January 2021, Ms. Vandecruze has served as a board member of Link Logistics Real Estate and Resolution Life Group. From July 2015 to June 2021, Ms. Vandecruze served as a member of the board of directors of M Financial Group, a Portland-based life insurance company (“MFG”), and was a member of the MFG’s audit committee and wealth solutions’ committee. From June 2015 to December 2019, Ms. Vandecruze served as a board member of Resolution Life Holdings, Inc., a life insurance group focusing on the acquisition and management of portfolios of life insurance policies (“Resolution”), and was a member of Resolutions investment and risk committee. From December 2015 to December 2018, Ms. Vandecruze served as a director of SBLI USA (“SBLI”), a life insurance provider, where she was a member of the SBLI’s audit committee. Ms. Vandecruze received her B.B.A in Accounting from Pace University and her M.B.A. in Finance from the University of Pennsylvania. Ms. Vandecruze obtained her CPA license in May 1998.

Kay Koplovitz will serve as one of our directors as of the effective date of the registration statement. Since March 2000, Ms. Koplovitz has served as the co-founder and chairman of Springboard Enterprises, a non-profit accelerator that has trained women entrepreneurs of technology and life sciences companies to raise capital. Since April 2016, Ms. Koplovitz has served as the co-founder and managing partner of Springboard Growth Capital, an investment partnership supporting entrepreneurs and companies positioned to be market leaders. Previously, Ms. Koplovitz was the founder and former chairman & chief executive officer of USA Networks, the SyFy Channel (formerly Sci-Fi Channel) and USA Networks International, a television cable network. Since May 2010, Ms. Koplovitz has served on the board of directors of ION Media Networks (“ION”), where she was a member of the ION’s compensation and audit committees. Since March 2018, Ms. Koplovitz has served on the board of directors of Veniam, a technology startup focused on building wifi networks using moving vehicles, and has served as a member of the compensation committee of Veniam’s board. Previously, from April 2014 to February 2018, Ms. Koplovitz served as a director on the board of Time Inc., a media corporation (“Time”), and served on the Time’s compensation committee and governance and nominating committee. From May 1992 to May 2015, Ms. Koplovitz served on the board of Liz Claiborne, which was sold in November 2011, the name of the remaining brands in the company were rebranded to Fifth & Pacific and later became Kate Spade, where she served on the board until May 2015. During that period, she served as the non-executive chairman of the company from December 2006 to May 2013. Ms. Koplovitz received her B.S. in Communications & Biology from the University of Wisconsin and her M.S. in Communications from Michigan State University. Ms. Koplovitz is well-qualified to serve on our Board because of her extensive experience in communications and media industries.

Annette Nazareth will serve as one of our directors as of the effective date of the registration statement. Ms. Nazareth is a Senior Counsel at the law firm of Davis Polk and Wardell. From September 2008 to December 2020, Ms. Nazareth was a partner at Davis Polk and headed the firm’s Trading and Markets practice. From 1998 to 2008, Ms. Nazareth served at the SEC in various roles. Ms. Nazareth was a Commissioner of the SEC from 2005 to 2008, and was a Director in the Division of Market Regulation (now the Division of Trading and Markets) from 1998 until 2005. Prior to joining the SEC, Ms. Nazareth held senior legal positions at Solomon Smith Barney, Lehman Brothers, and Mabon Securities. Ms. Nazareth currently serves on the board of directors for several not-for-profit organizations, including the Urban Institute, the Protestant Episcopal Cathedral Foundation, the St. Albans School of Public Service, the Board of Visitors of Columbia Law School and the SEC Historical Society. She was recently a key contributor to two G30 reports. Ms. Nazareth previously served on the board of Brown University, the National Cathedral School and Bishop John T. Walker School for Boys. Ms. Nazareth received her A.B. in History and Economics from Brown University and received her J.D. from Columbia Law School. Ms. Nazareth is well-qualified to serve on our Board due to her extensive legal experience, as well as her extensive involvement with non-profits.

Judith Rodin will serve as one of our directors as of the effective date of the registration statement. Dr. Rodin served as the President of The Rockefeller Foundation, which supports efforts to combat global social, economic, health and environmental challenges, from March 2005 to January 2017. From 1994 to 2004, Dr. Rodin served as the President of the University of Pennsylvania, as well as a professor of psychology and of medicine and psychiatry at the University of Pennsylvania. Before that, Dr. Rodin chaired the Department of Psychology at Yale University, and also served as the dean of the Graduate School of Arts and Sciences and provost, and served as a faculty member at the university for 22 years. Dr. Rodin has served as the chair of the board of Prodigy Services Limited, a fintech platform, since 2019, a member of the board of Portfolia, a venture investing firm, since 2018 and a member of the board and a member of the nominating and governance committee of Laureate Education, a higher education institution, since 2013. From 2002 to 2018, Dr. Rodin served as a member of the board of directors and a member of the audit and compensation committees of Comcast Corporation (Nasdaq: CMCSA). From 1997 to 2013, Dr. Rodin served as a member of the board of directors and a member of the audit committee of American Airlines Group (formerly known as AMR Corporation) (Nasdaq: AAL). From 2004 to 2017, Dr. Rodin served as a member of the board of directors and a member of both the nominating and governance and the compensation committees of Citigroup Inc. Dr. Rodin earned a B.A. in Psychology from the University of Pennsylvania and a Ph.D. in Psychology from Columbia University. Dr. Rodin is well-qualified to serve on our Board due to her extensive experience in higher education and philanthropy.

Janice Bryant Howroyd will serve as one of our directors as of the effective date of the registration statement. Since September 1978, Ms. Howroyd has served as the founder and chief executive officer of the ActOne Group, an international talent and technology enterprise focusing on employment and talent management solutions. Ms. Howroyd has served as a board member of the Los Angeles Economic Development Corporation, as well as the Women’s Business Enterprise National Counsel Global Business Committee, where she works to promote opportunities for women-owned businesses. Ms. Howroyd previously served on the Board of Advisors for the White House Initiative on Historically Black Colleges and Universities during the Obama Administration. Ms. Howroyd also served on the Federal Communications Commission’s Advisory Committee on diversity and digital empowerment to encourage women and minorities to create digital enterprises. Ms. Howroyd received a B.A. in English from North Carolina A&T State University. Ms. Howroyd is well-qualified to serve on our Board because of her employment and talent management experience, as well as her extensive leadership roles within government entities.

Advisors

Our Advisors will assist our management team in search of suitable acquisition targets following the consummation of this offering. They are as follows:

Nina G. Vaca has been chairman and chief executive officer of Pinnacle Technical Resources, Inc., a global workforce solutions provider offering staffing, managed services, payrolling and independent contractor compliance and a proprietary talent platform, since she founded the company in October 1996. She also has been chairman and chief executive officer of Vaca Industries Inc., a privately-held management company, since April 1999. She has been a director of Cinemark Holdings, Inc. (NYSE: CNK), an American movie theater chain, since November 2014, a director of Comerica Incorporated (NYSE: CMA), a national financial services company, since 2008 and also served as a director of Kohl’s Corporation (NYSE: KSS) from March 2010 to May 2019. In 2014, the Obama Administration appointed Ms. Vaca as a Presidential Ambassador for Global Entrepreneurship. Ms. Vaca won the Ernst and Young Entrepreneur of the Year award and Goldman Sachs most intriguing entrepreneur award. Ms. Vaca is also a Henry Crown Fellow at the Aspen Institute and a lifetime member of the Council on Foreign Relations. Ms. Vaca received her B.A. in Communications from Texas State University, and has been awarded three honorary doctorates from distinguished universities.

Minneola Ingersoll has worked as partner at TenOneTen, a Los Angeles venture capital fund investing in early stage technology and enterprise software, since February 2019. Prior to that, from July 2017 to December 2018 Ms. Ingersoll was the chief operating officer at Code for America, a nonprofit organization whose goal is to address the gap between the public and private sectors in their effective use of technology and design. From January 2014 to July 2017, Ms. Ingersoll was the chief operating officer at Shift Technologies, Inc. (Nasdaq: SFT), an online platform for buying and selling automobiles. Since November 2019, Ms. Ingersoll has served as a director of Strattic, a website hosting platform that optimizes WordPress websites for speed and security. Ms. Ingersoll received her B.S. in computer science from Stanford University and her M.B.A from Harvard University.

Ciara Anne Burnham is an experienced operator, investor and board director, with over two decades of success building growth businesses. Ms. Burnham was a partner and member of the Management Committee of QED Investors, an early stage fintech venture capital firm, from January 2019 to December 2020. While at QED Investors, Ms. Burnham provided portfolio company leadership and advised on investments in investment management, banking and capital markets. Prior to that, from 1997 until January 2019, Ms. Burnham was a senior managing director with Evercore (NYSE: EVR), a global investment bank. Ms. Burnham has served on the board of directors of Fortitude Re, a reinsurance portfolio manager, since July 2020, where she chairs the risk & capital committee and serves on the audit committee. Since March 2019, Ms. Burnham has served on the board of directors of OpenInvest, a public benefit corporation that focuses on delivering technology to help value-based investing. Ms. Burnham has also served on the board of directors of Blooom, an online retirement investment adviser, since March 2019. Since July 2019, Ms. Burnham has served as the chair of the investment committee on the board of directors of True Link Financial. Ms. Burnham received her B.A. in Public Policy from Princeton University and her M.B.A. from Columbia Business School.

Kristen Dickey is the managing partner for Seaview Capital, LLC, an investment fund that works with early stage venture capital funds and seed stage companies. From 1996 to 2017, Ms. Dickey worked at BlackRock, Inc. (NYSE: BLK), a multinational investment management corporation, where she held various roles including managing director and global head of Financial Institutions Group, a role that she held from 1996 to 2011. Ms. Dickey has served as a director on the board of BNY Mellon (NYSE: BK), an investment banking services company, since January 2020. Ms. Dickey also serves as lead director at Aperture Investors LLC, an investment management firm. In addition, Ms. Dickey is a board member and advisor to Marstone Inc., a digital wealth platform, and is a board advisor to Bite, a Hong Kong based digital alternative investment distribution company. Ms. Dickey received her B.A. in Political Studies from Pitzer College and received her M.B.A. in Finance from the University of California, Los Angeles.

Sandra Campos is a Chief Executive Officer, entrepreneur, and operating partner at the intersection of direct to consumer and tech sectors. Ms. Campos has been the Chief Executive Officer of Project Verte, a full-circle ecommerce platform, since November 2020. She is the founder of Fashion Launchpad, a digital continuing education platform for the fashion and retail industries. Ms. Campos was Chief Executive Officer of Diane Von Furstenberg, a luxury fashion brand, and was instrumental in restructuring Juicy Couture, Bebe, Herve Leger and BCBG with a focus on driving digital innovation and fueling international expansion in China and Southeast Asia, the Middle East and Europe. She was an executive with Oscar de la Renta, Ralph Lauren and Nautica. Ms. Campos received a B.S. in Fashion Merchandising from Texas Tech University.

Valerie Mosley is the founder of BrightUp, a mission-driven wealth-tech platform providing universal access to wealth-building resources and well-being reminders. Ms. Mosley was a Partner, Portfolio Manager and Investment Strategist at Wellington Management Company, a global money management firm. During her 20-year tenure at the firm, she also chaired the firm’s Industry Strategy Group. Ms. Mosley was also treasurer and on the investment committee of Mass Ventures, a venture tech fund intent on fueling Massachusetts’s innovation economy. She serves on the corporate boards of DraftKings, Envestnet, Groupon and Eaton Vance’s family of mutual funds. Ms. Mosley advises New York State Common’s Retirement Fund as an Investment Committee Advisor to the Comptroller, one of the country’s sole trustees. Ms. Mosley received her B.A. in History and Computer Science from Duke University and an M.B.A. in Finance from Wharton School of Business.

Devon Pike is a leader and advisor with expertise in launching and accelerating iconic consumer brands, omnichannel customer engagement, e-commerce, international and merchandising. Ms. Pike was Chief Merchandising Officer of The Gap, Chief Executive Officer of De Beers Diamond Jewellers US, President of Givenchy North America, Senior Vice President Juicy Couture Digital of Juicy Couture, and Vice President and General Merchandise Manager, Rugby Ralph Lauren, of Ralph Lauren. Ms. Pike received a B.A. in Literature from Brown University and an M.B.A. from Harvard Business School.

We currently expect our Advisors to (i) assist us in the completion of this offering, (ii) assist us in sourcing and negotiating with potential business combination targets, (iii) provide business insights when we assess potential business combination targets and (iv) upon our request, provide business insights as we work to create additional value in the businesses that we acquire. In this regard, our Advisors will fulfill some of the same functions as our board members. However, our Advisors have no written advisory agreement with us, nor do they have any other employment or compensation arrangements with us. Moreover, our Advisors will not be under any fiduciary obligation to us nor will they perform board or committee functions, nor will they have any voting or decision making capacity on our behalf. Our Advisors will not be required to devote any specific amount of time to our efforts or be subject to the fiduciary requirements to which our board members are subject. Accordingly, if our Advisors become aware of a business combination opportunity which is suitable for any of the entities to which they have fiduciary or contractual obligations, they will honor their fiduciary or contractual obligations to present such business combination opportunity to such entity, and only present it to us if such entity rejects the opportunity. We may modify or expand our roster of Advisors as we source potential business combination targets or create value in businesses that we may acquire.

Board Composition

Our board of directors consists of six members and is divided into three classes with only one class of directors being elected in each year, and with each class (except for those directors appointed prior to our first annual meeting of stockholders) serving a three-year term. In accordance with the NYSE corporate governance requirements, we are not required to hold an annual meeting until one year after our first fiscal year end following our listing on the NYSE. The term of office of the first class of directors, consisting of Judith Rodin and Janice Bryant Howroyd, will expire at our first annual meeting of stockholders. The term of office of the second class of directors, consisting of Kay Koplovitz and Annette Nazareth, will expire at the second annual meeting of stockholders. The term of office of the third class of directors, consisting of Isabelle Freidheim and Phyllis W. Newhouse, will expire at the third annual meeting of stockholders.

Our officers are appointed by the board of directors and serve at the discretion of the board of directors, rather than for specific terms of office. Our board of directors is authorized to appoint officers as it deems appropriate pursuant to our amended and restated certificate of incorporation.

Director Independence

The NYSE listing standards require that a majority of our board of directors be independent. An “independent director” is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship which in the opinion of the company’s board of directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. We expect that our board of directors will determine that Kay Koplovitz, Annette Nazareth, Judith Rodin and Janice Bryant Howroyd are “independent directors” as defined in the NYSE listing standards and applicable SEC rules. Our independent directors will have regularly scheduled meetings at which only independent directors are present.

Executive Officer and Director Compensation

None of our directors has received any cash compensation for services rendered to us. Commencing on the date that our securities were first listed on the NYSE through the earlier of consummation of our initial business combination and our liquidation, we pay our sponsor $10,000 per month for office space, secretarial and administrative services provided to members of our management team. In addition, our sponsor, executive officers and directors, or any of their respective affiliates are reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations.

Our audit committee will review on a quarterly basis all payments that were made to our sponsor, executive officers or directors, or our or their affiliates. Any such payments prior to an initial business combination will be made from funds held outside the trust account. Other than quarterly audit committee review of such reimbursements, we do not expect to have any additional controls in place governing our reimbursement payments to our directors and executive officers for their out-of-pocket expenses incurred in connection with our activities on our behalf in connection with identifying and consummating an initial business combination. Other than these payments and reimbursements, no compensation of any kind, including finder’s and consulting fees, will be paid by the company to our sponsor, executive officers and directors, or any of their respective affiliates, prior to completion of our initial business combination.

After the completion of our initial business combination, members of our management team who remain with us may be paid consulting or management fees from New Heliogen. All of these fees will be fully disclosed to stockholders, to the extent then known, in the proxy solicitation materials or tender offer materials furnished to our stockholders in connection with a proposed business combination. We have not established any limit on the amount of such fees that may be paid by New Heliogen to our directors or members of management. It is unlikely the amount of such compensation will be known at the time of the proposed business combination, because the directors of the post-combination business will be responsible for determining executive officer and director compensation. Any compensation to be paid to our executive officers will be determined, or recommended to the board of directors for determination, either by a compensation committee constituted solely by independent directors or by a majority of the independent directors on our board of directors.

We do not intend to take any action to ensure that members of our management team maintain their positions with us after the consummation of our initial business combination, although it is possible that some or all of our executive officers and directors may negotiate employment or consulting arrangements to remain with us after our initial business combination. The existence or terms of any such employment or consulting arrangements to retain their positions with

Stockholder Communications

The Company’s Board has established a process for stockholders to send communications to the Company Board. Stockholders may communicate with the Company’s Board generally or a specific director at any time by writing to the Company’s Secretary, c/o Athena Technology Acquisition Corp., 125 Townpark Drive, Suite 300, Kennesaw, GA 30144. The Company will review all messages received and forward any message that reasonably appears to be a communication from a stockholder about a matter of stockholder interest that is intended for communication to the Company’s Board. Communications are sent as soon as practicable to the director to whom they are addressed, or if addressed to the Company’s Board generally, to the Executive Chairman of the Company’s Board. Because other appropriate avenues of communication exist for matters that are not of stockholder interest, communications that do not relate to matters of stockholder interest are not forwarded to the Company’s Board.

Board Leadership Structure and Role in Risk Oversight

The Company’s governance framework provides the Board with flexibility to select the appropriate Board leadership structure for the Company. In making leadership structure determinations, the Company’s Board considers many factors, including the specific needs of the Company and what is in the best interests of the Company’s stockholders. While the Board does not currently have a formal policy on whether the role of the Chief Executive Officer and Chairman of the Board should be separate, since inception, Phyllis W. Newhouse has served as the Company’s Chief Executive Officer and Isabelle Freidheim has served as the Chairman of the Board. The Company believes this structure is appropriate for the Company at this time. When the Board convenes for a meeting, the non-management directors meet in executive session if the circumstances warrant. Given the composition of the Board with a majority of independent directors, the Board does not believe that it is necessary to formally designate a lead independent director at this time, although it may consider appointing a lead independent director if the circumstances change.

The Board’s oversight of risk is administered directly through the Board, as a whole, or through its audit committee. Various reports and presentations regarding risk management are presented to the Board to identify and manage risk. The audit committee addresses risks that fall within the committee’s area of responsibility. For example, the audit committee is responsible for overseeing the quality and objectivity of the Company’s financial statements and the independent audit thereof. Management furnishes information regarding risk to the Board from time to time as requested.

Compensation Committee Interlocks and Insider Participation

None of the Company’s executive officers currently serves and in past year has not served as a member of the Board or compensation committee of any entity that has one or more executive officers serving on the Company’s Board.

Number and Terms of Office of Officers and Directors

Our board of directors consists of six members and is divided into three classes with only one class of directors being elected each year, and with each class (except for those directors appointed prior to our first annual meeting of stockholders) serving a three-year term. In accordance with the NYSE corporate governance requirements, we are not required to hold an annual meeting until one year after our first fiscal year end following our listing on the NYSE. The term of office of the first class of directors, consisting of Judith Rodin and Janice Bryant Howroyd, will expire at our first annual meeting of stockholders. The term of office of the second class of directors, consisting of Kay Koplovitz and Annette Nazareth, will expire at the second annual meeting of stockholders. The term of office of the third class of directors, consisting of Isabelle Freidheim and Phyllis W. Newhouse, will expire at the third annual meeting of stockholders.

Our officers are appointed by the board of directors and serve at the discretion of the board of directors, rather than for specific terms of office. Our board of directors is authorized to appoint officers as it deems appropriate pursuant to our amended and restated certificate of incorporation.

Committees of the Company’s Board

The Company’s Board has three standing committees: an audit committee; a compensation committee; and a nominating and corporation governance committee. Each of the Company’s audit committee, compensation committee and nominating and corporate governance committee are composed solely of independent directors. Each committee operates under a charter that is approved by the Company’s Board and has the composition and responsibilities described below. The charter of each committee is available on the Company’s website at https://www.athena1.com.

Audit Committee

The Company has established an audit committee of the Board. The members of our audit committee are Kay Koplovitz, Annette Nazareth and Janice Bryant Howroyd. Kay Koplovitz serves as chair of the audit committee. All members of our audit committee are independent of and unaffiliated with our sponsor and our underwriters.

Each member of the audit committee is financially literate, and our board of directors has determined that Kay Koplovitz qualifies as an “audit committee financial expert” as defined in applicable SEC rules and has accounting or related financial management expertise.

We have adopted an audit committee charter, which details the principal functions of the audit committee, including:

•        assisting board oversight of (1) the integrity of our financial statements, (2) our compliance with legal and regulatory requirements, (3) our independent registered public accounting firm’s qualifications and independence, and (4) the performance of our internal audit function and independent registered public accounting firm;

•        reviewing the appointment, compensation, retention, replacement, and oversight of the work of the independent registered public accounting firm and any other independent registered public accounting firm engaged by us;

•        pre-approving all audit and non-audit services to be provided by the independent registered public accounting firm or any other registered public accounting firm engaged by us, and establishing pre-approval policies and procedures;

•        reviewing and discussing with the independent registered public accounting firm all relationships the auditors have with us in order to evaluate their continued independence;

•        setting clear hiring policies for employees or former employees of the independent registered public accounting firm;

•        setting clear policies for audit partner rotation in compliance with applicable laws and regulations;

•        obtaining and reviewing a report, at least annually, from the independent registered public accounting firm describing (1) the independent registered public accounting firm’s internal quality-control procedures and (2) any material issues raised by the most recent internal quality-control review, or peer review, of the independent registered public accounting firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues;

•        meeting to review and discuss our annual audited financial statements and quarterly financial statements with management and the independent registered public accounting firm, including reviewing our specific disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations”;

•        reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to us entering into such transaction; and

•        reviewing with management, the independent registered public accounting firm, and our legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding our financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities.

A copy of the Company’s audit committee charter is available, free of charge, from the Company by writing to the Company’s Secretary, c/o Athena Technology Acquisition Corp., 125 Townpark Drive, Suite 300, Kennesaw, Georgia 30144, or may be accessed on the Company’s website at https://www.athena1.com.

Compensation Committee

The Company has established a compensation committee of the Board. The members of our compensation committee are Kay Koplovitz, Annette Nazareth and Janice Bryant Howroyd. Annette Nazareth serves as chair of the compensation committee.

We have adopted a compensation committee charter, which details the principal functions of the compensation committee, including:

•        reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer based on such evaluation;

•        reviewing and making recommendations to our board of directors with respect to (or approving, if such authority is so delegated by our board of directors) the compensation, and any incentive-compensation and equity-based plans that are subject to board approval of all of our other officers;

•        reviewing our executive compensation policies and plans;

•        implementing and administering our incentive compensation equity-based remuneration plans;

•        assisting management in complying with our proxy statement and annual report disclosure requirements;

•        approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our officers and employees;

•        producing a report on executive compensation to be included in our annual proxy statement; and

•        reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

Notwithstanding the foregoing, as indicated above, other than the payment to our sponsor of $10,000 per month, for up to 24 months, for office space, utilities and secretarial and administrative support and reimbursement of expenses, no compensation of any kind, including finders, consulting or other similar fees, will be paid to any of our existing stockholders, officers, directors or any of their respective affiliates, prior to, or for any services they render in order to effectuate the consummation of an initial business combination. Accordingly, it is likely that prior to the consummation of an initial business combination, the compensation committee will only be responsible for the review and recommendation of any compensation arrangements to be entered into in connection with such initial business combination.

The charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, independent legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by the NYSE and the SEC.

A copy of the Company’s compensation committee charter is available, free of charge, from the Company by writing to the Company’s Secretary, c/o Athena Technology Acquisition Corp., 125 Townpark Drive, Suite 300, Kennesaw, Georgia 30144, or may be accessed on the Company’s website at https://www.athena1.com.

Nominating and Corporate Governance Committee

The Company has established a nominating and corporate governance committee of the Board. The members of our nominating and corporate governance are Kay Koplovitz, Annette Nazareth and Janice Bryant Howroyd. Janice Bryant Howroyd serves as chair of the nominating and corporate governance committee.

The primary purposes of our nominating and corporate governance committee is to assist the board in:

•        identifying, screening and reviewing individuals qualified to serve as directors and recommending to the board of directors candidates for nomination for election at the annual meeting of stockholders or to fill vacancies on the board of directors;

•        developing, recommending to the board of directors and overseeing implementation of our corporate governance guidelines;

•        coordinating and overseeing the annual self-evaluation of the board of directors, its committees, individual directors and management in the governance of the company; and

•        reviewing on a regular basis our overall corporate governance and recommending improvements as and when necessary.

The nominating and corporate governance committee is governed by a charter that complies with the rules of the NYSE.

A copy of the Company’s nominating and corporate governance committee charter is available, free of charge, from the Company by writing to the Company’s Secretary, c/o Athena Technology Acquisition Corp., 125 Townpark Drive, Suite 300, Kennesaw, Georgia 30144, or may be accessed on the Company’s website at https://www.athena1.com.

Meetings and Attendance

During the period from December 8, 2020 (inception) through December 31, 2020:

•        the Company’s Board held no meetings;

•        the Company’s audit committee held no meetings;

•        the Company’s compensation committee held no meetings; and

•        the Company’s nominating and corporate governance committee held no meetings.

Each of the Company’s incumbent directors attended or participated in at least 75% of the meetings of the Company’s Board and the respective committees of which she or he is a member held during the period such incumbent director was a director during the fiscal year ended December 31, 2020.

The Company encourages all of its directors to attend the Company’s annual meetings of stockholders. This Special Meeting will be in lieu of the Company’s first annual meeting of stockholders.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company’s officers, directors and persons who beneficially own more than ten percent of the Company’s Common Stock to file reports of ownership and changes in ownership with the SEC. These reporting persons are also required to furnish the Company with copies of all Section 16(a) forms they file. Based solely upon a review of the copies of such forms furnished to the Company, and on written representations from the reporting persons, the Company believes that all Section 16(a) filing requirements applicable to its officers, directors and ten percent stockholders were met on a timely basis during the fiscal year ended December 31, 2020.

Code of Ethics

We have adopted a Code of Business Conduct and Ethics applicable to our directors, officers and employees. We have filed a copy of our form of the Code of Business Conduct and Ethics, our audit committee, compensation committee and nominating and corporate governance committee charters as exhibits to the registration statement of which this prospectus is a part. You will be able to review this document by accessing our public filings at the SEC’s web site at www.sec.gov. In addition, a copy of the Code of Business Conduct and Ethics and the charters of the committees will be provided without charge upon request from us. See the section of this prospectus entitled “Where You Can Find Additional Information.” If we make any amendments to our Code of Business Conduct and Ethics other than technical, administrative or other non-substantive amendments, or grant any waiver, including any implicit waiver, from a provision of the Code of Business Conduct and Ethics applicable to our principal executive officer, principal financial officer principal accounting officer or controller or persons performing similar functions requiring disclosure under applicable SEC or NYSE rules, we will disclose the nature of such amendment or waiver on our website. The information included on our website is not incorporated by reference into this Form S-1 or in any other report or document we file with the SEC, and any references to our website are intended to be inactive textual references only.

Conflicts of Interest

In general, officers and directors of a corporation incorporated under the laws of the State of Delaware are required to present business opportunities to a corporation if:

•        the corporation could financially undertake the opportunity;

•        the opportunity is within the corporation’s line of business; and

•        it would not be fair to our company and its stockholders for the opportunity not to be brought to the attention of the corporation.

Each of our officers and directors presently has, and any of them in the future may have additional, fiduciary or contractual obligations to another entity pursuant to which such officer or director is or will be required to present a business combination opportunity to such entity. Accordingly, if any of our officers or directors becomes aware of a business combination opportunity which is suitable for an entity to which he or she has then-current fiduciary or contractual obligations, he or she will honor his or her fiduciary or contractual obligations to present such business combination opportunity to such entity. Our amended and restated certificate of incorporation will provide that we renounce our interest in any corporate opportunity offered to any director or officer unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of the company and such opportunity is one we are legally and contractually permitted to undertake and would otherwise be reasonable for us to pursue, and to the extent the director or officer is permitted to refer that opportunity to us without violating another legal obligation. We do not believe, however, that the fiduciary duties or contractual obligations of our officers or directors will materially affect our ability to complete our initial business combination.

Our officers and directors have agreed not to participate in the formation of, or become an officer or director of, any other special purpose acquisition company with a class of securities registered under the Exchange Act without our prior written consent, which will not be unreasonably withheld.

Below is a table summarizing the entities to which the Company’s executive officers and directors currently have fiduciary duties or contractual obligations:

Individual	Entity	Entity’s Business	Affiliation
Isabelle Freidheim	Starwood VC	Venture Capital Fund	Managing Partner
Phyllis W. Newhouse	XtremeSolutions, Inc.	Cybersecurity	Founder and Chief Executive Officer
	Sabre Corporation	Software and Technology	Director
Grace Vandecruze	Grace Global Capital LLC	M&A Financial Advisory	Founder and Managing Director
	The Doctors Company	Medical Malpractice Insurance	Director
	Resolution Life Group	Life Insurance	Director
	Link Logistics	Real Estate	Director

Individual	Entity	Entity’s Business	Affiliation
Kay Koplovitz	Springboard Enterprises	Non-profit Accelerator	Co-Founder and Chairman
	Springboard Growth Capital	Investment	Co-Founder and Managing Partner
	ION Media Networks	Media	Director
	Veniam	Network Technology	Director
Annette Nazareth	Davis Polk and Wardell	Legal Service	Senior Counsel
Judith Rodin	Prodigy Services Limited	Fintech	Chair of the Board
	Portfolia	Venture Investment	Director
	Laureate Education	Higher Education	Director
Janice Bryant Howroyd	ActOne Group	Talent and Technology	Founder and Chief Executive Officer

When the Company submits the Business Combination to its public stockholders for a vote, the Sponsor has agreed to vote any shares held by it in favor of the Business Combination. In addition, it have agreed to waive its right to participate in any liquidation distribution with respect to its Founder Shares. If it purchased shares of Common Stock as part of the IPO or in the open market, however, it would be entitled to participate in any liquidation distribution in respect of such shares but have agreed not to convert or sell such shares to the Company in connection with the consummation of the Business Combination.

All ongoing and future transactions between the Company and any the Sponsor or their respective affiliates will be on terms believed by the Company to be no less favorable to the Company than are available from unaffiliated third parties. Such transactions will require prior approval by a majority of the Company’s uninterested “independent” directors or the members of the Company’s Board of who do not have an interest in the transaction, in either case who had access, at the Company’s expense, to the Company’s attorneys or independent legal counsel. The Company will not enter into any such transaction unless the Company’s disinterested “independent” directors determine that the terms of such transaction are no less favorable to the Company than those that would be available to the Company with respect to such a transaction from unaffiliated third parties.

Limitation on Liability and Indemnification of Officers and Directors

Our amended and restated certificate of incorporation will provide that our officers and directors will be indemnified by us to the fullest extent authorized by Delaware law, as it now exists or may in the future be amended. In addition, our amended and restated certificate of incorporation will provide that our directors will not be personally liable for monetary damages to us or our stockholders for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to us or our stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized unlawful payments of dividends, unlawful stock purchases or unlawful redemptions, or derived an improper personal benefit from their actions as directors.

We will enter into agreements with our officers and directors to provide contractual indemnification in addition to the indemnification provided for in our amended and restated certificate of incorporation. Our bylaws also will permit us to secure insurance on behalf of any officer, director or employee for any liability arising out of his or her actions, regardless of whether Delaware law would permit such indemnification. We will purchase a policy of directors’ and officers’ liability insurance that insures our officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify our officers and directors. Except with respect to any public shares they may acquire in this offering or thereafter (in the event we do not consummate an initial business combination), our officers and directors have agreed to waive (and any other persons who may become an officer or director prior to the initial business combination will also be required to waive) any right, title, interest or claim of any kind in or to any monies in the trust account, and not to seek recourse against the trust account for any reason whatsoever, including with respect to such indemnification.

These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against officers and directors, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against officers and directors pursuant to these indemnification provisions.

We believe that these provisions, the directors’ and officers’ liability insurance and the indemnity agreements are necessary to attract and retain talented and experienced officers and directors.

Principal Accounting Fees and Services

Marcum, LLP (“Marcum”), an independent registered public accounting firm, has audited our financial statements for the period from December 8, 2020 (inception) through December 31, 2020. A representative of Marcum is not expected to be present at the Special Meeting.

Audit fees consist of fees billed for professional services rendered for the audit of our year-end financial statements and services that are normally provided by Marcum in connection with statutory and regulatory filings. The aggregate fees billed by Marcum for professional services rendered for the audit of our financial statements for the period from December 8, 2020 (inception) through December 31, 2020 totaled approximately $30,000. This amount includes audit fees.

Audit-Related Fees.    Audit-related services consist of fees billed for assurance and related services that are reasonably related to performance of the audit or review of our financial statements and are not reported under “Audit Fees.” These services include attest services that are not required by statute or regulation and consultations concerning financial accounting and reporting standards. We did not pay Marcum any fees for consultations concerning financial accounting and reporting standards for the period from December 8, 2020 (inception) through December 31, 2020.

Tax Fees.    We did not pay Marcum any fees for tax planning and tax advice for the period from December 8, 2020 (inception) through December 31, 2020.

All Other Fees.    We did not pay Marcum for any other services for the period from December 8, 2020 (inception) through December 31, 2020.

THE COMPANY’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are a blank check company incorporated on December 8, 2020, as a Delaware corporation and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. We intend to effectuate our initial business combination using cash from the proceeds of our initial public offering (“Initial Public Offering”) and our private placement of private placement units, any proceeds from the sale of our shares in connection with our initial business combination (pursuant to forward purchase agreements or backstop agreements we may enter into following the consummation of this offering or otherwise), shares issued to the owners of the target, debt issued to bank or other lenders or the owners of the target, or a combination of the foregoing.

Our sponsor is Athena Technology Sponsor LLC, a Delaware limited liability company. The registration statement for our Initial Public Offering was declared effective on March 16, 2021. On March 19, 2021, we consummated our Initial Public Offering of 25,000,000 units (the “Units”), with each Unit consisting of one share of Class A common stock of the Company, par value $0.0001 per share (“Class A Common Stock”), and one-third of one redeemable warrant of the Company (“Warrant”), with each whole Warrant entitling the holder thereof to purchase one share of Class A Common Stock for $11.50 per share. The Units were sold at a price of $10.00 per Unit, generating gross proceeds to the Company of $250,000,000.

Simultaneously with the closing of the Initial Public Offering, pursuant to the Placement Units Purchase Agreement, the Company completed the private sale of an aggregate of 700,000 units (the “Private Placement Units”) to the Sponsor at a purchase price of $10.00 per Private Placement Unit, generating gross proceeds to the Company of approximately $7,000,000. The Private Placement Units are identical to the Units sold in the Initial Public Offering, except as otherwise disclosed in the Prospectus. No underwriting discounts or commissions were paid with respect to such sale. The issuance of the Private Placement Units was made pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act of 1933, as amended.

A total of $250,000,000, comprised of $245,000,000 of the proceeds from the Initial Public Offering (which amount includes $8,750,000 of deferred underwriting commissions) and $5,000,000 of the proceeds of the sale of the Private Placement Units, was placed in a U.S.-based trust account maintained by Continental Stock Transfer & Trust Company, acting as trustee. Except with respect to interest earned on the funds held in the trust account that may be released to the Company to pay its taxes (less up to $100,000 interest to pay dissolution expenses, if any), the funds held in the trust account will not be released from the trust account until the earliest of (i) the completion of the Company’s initial business combination, (ii) the redemption of the Company’s public shares properly submitted in connection with a stockholder vote to amend the Company’s amended and restated certificate of incorporation (a) to modify the substance or timing of its obligation to redeem 100% of the Company’s public shares if it does not complete its initial business combination within 24 months from the closing of the Initial Public Offering or (b) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity and (iii) the redemption of 100% of the Company’s public shares if the Company has not completed its initial business combination within 24 months from the closing of the Initial Public Offering, subject to applicable law.

Our management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of Private Placement Units, although substantially all of the net proceeds are intended to be applied generally toward consummating an initial business combination.

We will have only 24 months from the closing of our Initial Public Offering to complete an initial business combination (the “Combination Period”). However, if we are unable to complete the initial business combination within the Combination Period, we will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account (which interest shall be net of taxes payable and up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our board of directors, liquidate and dissolve, subject, in each case, to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

We expect to continue to incur significant costs in the pursuit of our acquisition plans. We cannot assure you that our plans to raise capital or to complete our initial business combination will be successful.

Recent Developments

On July 7, 2021, the Company entered into a definitive agreement for a business combination with Heliogen, Inc. (“Heliogen”) a leading provider of AI-enabled concentrated solar power. Following the business combination, the Company expects to be renamed “Heliogen, Inc.” and will remain listed on the New York Stock Exchange under the new ticker symbol “HLGN”.

The business combination is structured as a statutory merger of the Company and Heliogen, with Heliogen surviving the merger as a wholly owned subsidiary of the Company. All of Heliogen’s stockholders are expected to rollover their equity into the combined company and to receive shares of the Company’s Class A common stock at closing as consideration.

Completion of the proposed transaction is subject to customary closing conditions, including the approval of the Company’s and Heliogen’s respective stockholders and regulatory approvals, and is expected to occur in the fourth calendar quarter of 2021.

In connection with the execution of the definitive business combination agreement with Heliogen, the Company entered into subscription agreements, dated on or about July 6, 2021 (the “Subscription Agreements”), with certain investors, pursuant to which such investors have agreed to purchase an aggregate of 16,500,000 shares of common stock, for a purchase price of $10.00 per share, for an aggregate purchase price of $165,000,000, to be issued immediately prior to and conditioned upon the effectiveness of the consummation of the business combination. The obligations of each party to consummate the transactions pursuant to the Subscription Agreements are conditioned upon, among other things, customary closing conditions and the consummation of the business combination.

On August 30, 2021, the Company received a litigation demand letter (the “Class Vote Demand”) on behalf of Athena stockholder FWD LKNG GDD Irrevocable Trust. The Demand alleges that the Company violated Section 242(b)(2) of the Delaware General Corporation Law by not requiring separate class votes for holders of the Company’s Class A and Class B Common Stock in connection with the Company’s proposed transaction with Heliogen, Inc (“Heliogen”). According to the Class Vote Demand, a class vote is required under Section 242(b)(2) because consideration to the stockholders of Heliogen will be paid in newly issued Common Stock, following elimination of the Class B Common Stock. While such separate class vote is not required pursuant to Section 242(b)(2) of the DGCL, the Company has concluded that such separate class vote is advisable to prevent disruption to the proposed transaction with Heliogen, and to avoid the delay and expense of potential litigation and will amend its Form S-4 Registration Statement to reflect that change. We believe that the ultimate outcome of the litigation demand will not have a material effect on our financial statements.

Results of Operations

For the nine months ended September 30, 2021, we had a net loss of approximately $5.5 million, which included a loss from operations of approximately $3.6 million, offering cost expense allocated to warrants of approximately $0.6 million, loss from the change in fair value of warrant liabilities of approximately $1.4 million.

For the three months ended September 30, 2021, we had a net loss of approximately $5.8 million, which included a loss from operations of approximately $1.6 million and a loss from the change in fair value of warrant liabilities of approximately $4.2 million.

Our business activities from inception to September 30, 2021 consisted primarily of our formation and completing our IPO, and since the offering, our activity has been limited to identifying and evaluating prospective acquisition targets for a Business Combination. Our operating costs include approximately $2.6 million of professional fees and regulatory fees relating to the anticipated merger.

Liquidity and Capital Resources

As of September 30, 2021, we had approximately $177,000 in its operating bank account, and negative working capital of approximately $2.1 million, which includes approximately $2.2 million of accrued professional fees not due to be paid until the consummation of the merger.

Our liquidity needs up to March 19, 2021 had been satisfied through a capital contribution from the Sponsor of $25,000 for the founder shares and the loan under an unsecured promissory note from the Sponsor of up to $300,000 and offering costs and expenses paid for by related parties. Subsequent to the consummation of the IPO, the Company’s liquidity needs have been satisfied through the net proceeds from the consummation of the Private Placement not held in the Trust Account. In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the officers and directors may, but are not obligated to, provide the Company with working capital loans. As of September 30, 2021, there were no amounts outstanding under any working capital loan. We have a balance due to related parties for reimbursement of offering costs and expenses of approximately $65,000 as of September 30, 2021.

Based on the foregoing, management believes that these conditions raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time, which is considered to be one year from the issuance date of the financial statements. Our financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

Off-Balance Sheet Arrangements

We have no obligations, assets or liabilities, which would be considered off-balance sheet arrangements as of September 30, 2021. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.

Contractual Obligations

We do not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities, other than an agreement to pay an affiliate of the Sponsor a monthly fee of $10,000 for office space, utilities, secretarial and administrative support services. We began incurring these fees on March 19, 2021 and will continue to incur these fees monthly until the earlier of the completion of the Business Combination and our liquidation.

The underwriters are entitled to a deferred fee of $0.35 per Unit, or $8,750,000 in the aggregate. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

The initial stockholders and holders of the Private Placement Units will be entitled to registration rights pursuant to a registration rights agreement. The initial stockholders and holders of the Private Placement Units will be entitled to make up to three demands, excluding short form registration demands, that we register such securities for sale under the Securities Act. In addition, these holders will have “piggy-back” registration rights to include their securities in other registration statements filed by us. We will bear the expenses incurred in connection with the filing of any such registration statements.

We are party to a definitive business combination agreement with Heliogen, dated July 6, 2021. Completion of the proposed transaction pursuant to the business combination agreement is subject to customary closing conditions, including the approval of the Company’s and Heliogen’s respective stockholders and regulatory approvals.

In connection with the execution of the definitive business combination agreement between us and Heliogen, certain investors have agreed to purchase up to 16,500,000 shares of our common stock for the purchase price of $10.00 per share, for an aggregate purchase price of $165,000,000 pursuant to certain subscription agreements. The obligations of each party under the subscription agreements are conditioned upon customary closing conditions and the consummation of the Business Combination.

The Sponsor and its affiliates have agreed to vote their shares in favor of the Business Combination and the transactions contemplated thereby, pursuant to the terms of a Sponsor Support Agreement, in consideration for which the Sponsor will be issued 510,000 shares of our common stock at the closing of the Business Combination.

Critical Accounting Policies

The preparation of condensed financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates.

Warrants Liability

We evaluated the Warrants in accordance with ASC 815-40, “Derivatives and Hedging — Contracts in Entity’s Own Equity”, and concluded that a provision in the Warrant Agreement related to certain tender or exchange offers as well as provisions that provided for potential changes to the settlement amounts dependent upon the characteristics of the holder of the warrant, precludes the Warrants from being accounted for as components of equity. As the Warrants meet the definition of a derivative as contemplated in ASC 815 and are not eligible for an exception from derivative accounting, the Warrants are recorded as derivative liabilities on the Balance Sheet and measured at fair value at inception (on the date of the IPO) and at each reporting date in accordance with ASC 820, “Fair Value Measurement”, with changes in fair value recognized in the Statement of Operations in the period of change.

Offering Costs Associated with the Initial Public Offering

The Company complies with the requirements of the ASC 340-10-S99-1. Offering costs consisted of legal, accounting, underwriting fees and other costs incurred through the Initial Public Offering that were directly related to the Initial Public Offering. Offering costs are allocated to the separable financial instruments issued in the Initial Public Offering based on a relative fair value basis, compared to total proceeds received. Offering costs associated with warrant liabilities are expensed as incurred, presented as non-operating expenses in the statement of operations. Offering costs associated with the Class A common stock were charged to stockholders’ equity upon the completion of the Initial Public Offering. Transaction costs amounted to $14,203,291, of which $566,948 were allocated to expense associated with the warrant liability.

Common Stock Subject to Possible Redemption

All of the 25,000,000 Class A Common Stock sold as part of the Units in the Public Offering contain a redemption feature which allows for the redemption of such public shares in connection with the Company’s liquidation, if there is a stockholder vote or tender offer in connection with the Business Combination and in connection with certain amendments to the Company’s second amended and restated certificate of incorporation. In accordance with SEC and its staff’s guidance on redeemable equity instruments, which has been codified in ASC 480-10-S99, redemption provisions not solely within the control of the Company require common stock subject to redemption to be classified outside of permanent equity. Ordinary liquidation events, which involve the redemption and liquidation of all of the entity’s equity instruments, are excluded from the provisions of ASC 480. Accordingly, at September 30, 2021, since all the shares of Class A common stock can be redeemed or become redeemable subject to the occurrence of future events considered outside the Company’s control under ASC 480-10-S99, all shares of Class A common stock subject to possible redemption is presented as temporary equity, outside of the stockholders’ equity section of the Company’s condensed balance sheets, respectively.

The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable common stock to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of redeemable common stock are affected by charges against additional paid in capital and accumulated deficit.

Net Loss Per Common Share

Net loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the period. The Company has two classes of shares, Class A Common Stock and Class B Common Stock. Earnings and losses are shared pro rata between the two classes of shares.

The Company’s statement of operations includes a presentation of net loss per share for Class A and Class B common Stock. Net loss per share for Class A and Class B common stock, basic and diluted, is calculated by dividing the proportionate share of net loss by the weighted average number of shares outstanding for the period.

EXECUTIVE COMPENSATION Discussion and analysis

The Company

None of our executive officers or directors has received any cash compensation for services rendered to Athena. All of the current members of our board of directors are expected to continue to serve as directors at least through the date of the Special Meeting and any members of the board who continue to serve following the Business Combination may receive compensation thereafter.

Our Sponsor, our directors and executive officers, and any entity with which they are affiliated, are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on our behalf, such as identifying and investigating possible business targets and business combinations. However, if Athena fails to consummate the Business Combination, they will not have any claim against the Trust Account for reimbursement. Accordingly, we will most likely not be able to reimburse these expenses if a business combination is not completed.

Heliogen

The following disclosure concerns the compensation arrangements of Heliogen’s named executive officers. This discussion contains forward-looking statements that are based on New Heliogen’s current plans, considerations, expectations and determinations regarding future compensation programs. The actual compensation programs that New Heliogen adopts may differ materially from the currently planned programs that are summarized in this discussion. As an “emerging growth company” as defined in the JOBS Act, we are not required to include a Compensation Discussion and Analysis section and have elected to comply with the scaled disclosure requirements applicable to emerging growth companies. Unless the context otherwise requires, all references in this section to Heliogen refer to Heliogen and/or its subsidiaries prior to the consummation of the Business Combination.

To achieve Heliogen’s goals, Heliogen has designed, and intends to modify as necessary, its compensation and benefits programs to attract, retain, incentivize and reward deeply talented and qualified executives who share its philosophy and desire to work towards achieving Heliogen’s goals.

Heliogen believes its compensation programs should promote the success of the company and align executive incentives with the long-term interests of its stockholders.

This section provides an overview of Heliogen’s executive compensation programs, including a narrative description of the material factors necessary to understand the information disclosed in the summary compensation table below.

Heliogen’s board of directors, with input from its Chief Executive Officer, has historically determined the compensation for Heliogen’s named executive officers. For the year ended December 31, 2020, Heliogen’s named executive officers were:

•        Bill Gross — Chief Executive Officer

•        Steve Schell — Chief Technology Officer and Chief Engineer

2020 Summary Compensation Table

The following table sets forth information concerning the compensation of Heliogen’s named executive officers for the year ended December 31, 2020.

Name and principal position	Year	Salary ($)(1)	Option Awards ($)(2)	Total ($)
Bill Gross	2020	231,450	419,000	650,450
Chief Executive Officer
Steve Schell	2020	234,050	100,425	334,475
Chief Technology Officer and Chief Engineer

____________

(1)      During 2020, Mr. Gross’ salary was paid by Idealab Studio, LLC (“Idealab”). Heliogen reimbursed Idealab for 100% of the cost of Mr. Gross’ services to Heliogen.

(2)      The amount disclosed represents the aggregate grant date fair value of incentive stock options received under stock option agreements entered into between Heliogen and Heliogen’s named executive officers during 2020, computed in accordance with ASC Topic 718. The assumptions used in calculating the grant date fair value of such restricted shares are set forth in the notes to Heliogen’s audited consolidated financial statements included elsewhere in this proxy statement/prospectus. This amount does not reflect the actual economic value that may be realized by the named executive officer, which will depend on factors including the continued service of the executive and the future value of Heliogen’s stock.

Narrative Disclosure to Summary Compensation Table

Base Salary

Base salary is set at a level that is intended to reflect the executive’s duties, authorities, contributions, prior experience and performance. During 2020, Idealab made Mr. Gross available to service as Heliogen’s Chief Executive Officer. While Mr. Gross’ salary was paid by Idealab, Heliogen reimbursed Idealab for 100% of the cost of Mr. Gross’ services to Heliogen.

Option Awards

Heliogen’s equity awards are designed to align its interests and those of its stockholders with those of its employees and consultants, including its executive officers. Heliogen’s board of directors or an authorized committee thereof is responsible for approving equity awards.

Historically, Heliogen has used stock options as an incentive for long-term compensation to its executive officers because stock options allow its executive officers to realize value from this form of equity compensation only if its stock price increases relative to the stock option’s exercise price, which exercise price is set at the fair market value of Heliogen Common Stock on the date of grant. Heliogen’s executives generally are awarded an initial grant in the form of a stock option in connection with their commencement of employment with Heliogen. Additional grants may occur periodically in order to specifically incentivize executives with respect to achieving certain corporate goals or to reward executives for exceptional performance.

Prior to the Business Combination, Heliogen granted stock options to each of its named executive officers pursuant to its 2013 Stock Incentive Plan, the terms of which are described below under the subsection entitled “— 2013 Stock Incentive Plan” below. Following the Closing, Heliogen may grant additional equity awards to its named executive officers pursuant to its 2021 Equity Incentive Plan. See the section of this proxy statement/consent solicitation statement/prospectus entitled “Proposal No. 4 — The Incentive Plan Proposal.”

All stock options were granted with an exercise price per share that is no less than the fair market value of Heliogen Common Stock on the date of grant of such award. Heliogen’s stock option awards generally vest over a four-year period and may be subject to acceleration of vesting under certain termination and change in control events, as described in more detail below.

Benefits and Perquisites

Heliogen provides benefits to its executive officers (other than Mr. Gross) on the same basis as provided to all of its employees, including health, dental and vision insurance; life insurance; accidental death and dismemberment insurance; short-term and long-term disability insurance; flexible spending accounts; employee assistance program; a work-from-home allowance; and a tax-qualified Section 401(k) plan for which no match by Heliogen is currently provided.

Other than the director and officer insurance coverage Heliogen maintains for its directors and officers, Heliogen does not maintain any executive-specific health and welfare benefit or perquisites.

Agreements with Heliogen’s Named Executive Officers

Below is a description of the agreements with Messrs. Gross and Schell. In addition, there is a description of the agreements with Heliogen’s only other executive officer, Christie Obiaya, who will serve as the Chief Financial Officer of New Heliogen.

Bill Gross

Mr. Gross entered into an executive employment agreement with Heliogen in November 2021. Pursuant to the terms of his executive employment agreement, Mr. Gross is entitled to an initial annual base salary of $275,000, which will be increased to $400,000 effective as of the completion of the Business Combination. The executive employment agreement also provides for a discretionary annual bonus of up to 100% of Mr. Gross’s then-current annual base salary, payable based upon the achievement of certain milestones as determined by the Heliogen’s board of directors and Heliogen’s overall performance. In addition, the executive employment agreement provides for an option grant covering 5,023,000 shares of Heliogen Common Stock. On November 10, 2021, Heliogen’s board of directors approved this option grant under the 2013 Stock Incentive Plan, with an exercise price of $18.11 per share. The options subject to this grant will vest in 48 equal monthly installments measured from the completion of the Business Combination. As described in the section entitled “The Business Combination Agreement — Conversion of Securities” in the Business Combination Proposal above, the number of shares subject to Heliogen stock options that are outstanding at the Effective Time, and the exercise price of such options, will be adjusted to reflect the Business Combination.

The executive employment agreement further provides that, unless provided otherwise, any equity award granted to Mr. Gross under the 2013 Stock Incentive Plan or the 2021 Equity Incentive Plan that is subject to time-based vesting, to the extent such award is assumed, continued, or substituted by the surviving corporation in connection with a “change in control” (as defined in the applicable plan), and Mr. Gross continues to provide services to Heliogen or the successor corporation, will accelerate and become fully vested and exercisable in the event of a “qualifying termination” (as defined in the executive employment agreement, including a termination without “cause” or resignation for “good reason” and execution of a release of claims) that occurs within 12 months following the change in control. Upon a qualifying termination that does not occur within 12 months following a change in control, under the executive employment agreement, Mr. Gross will be eligible for accelerated vesting of his time-based equity awards that would have vested, had he remained in continuous service for an additional 12 months after the termination date. If Mr. Gross is terminated as a result of his death or “disability” (as defined in the executive employment agreement), Mr. Gross (or his estate) will receive an amount equal to the target bonus that he would have earned, prorated for the portion of the bonus year elapsed as of the termination date. Under the terms of the executive employment agreement, after Mr. Gross’s termination, he will be required to reasonably cooperate with Heliogen in responding to reasonable requests in connection with any disputes brought against Heliogen, and will be paid $195 per hour for the time devoted to such matters. The executive employment agreement also provides that Mr. Gross is eligible for reimbursement of up to $50,000 in attorney’s fees incurred in connection with the negotiation of the executive employment agreement. Mr. Gross is also eligible to participate in the employee benefit plans generally available to our employees and maintained by Heliogen.

Steve Schell

Mr. Schell entered into an offer letter agreement with Heliogen on January 30, 2018. Pursuant to the terms of his offer letter agreement, Mr. Schell’s initial annual base salary was $225,000, which amount was subsequently increased to $275,000 on December 28, 2020. Upon completion of the Business Combination, Mr. Schell’s annual base salary will be increased to $350,000, and his target annual bonus will be 50% of his annual base salary. The offer letter agreement also provides for an initial equity grant of an option covering 500,000 shares of Heliogen Common Stock. Mr. Schell is not eligible for severance protection under the terms of his offer letter agreement. Mr. Schell also is eligible to participate in the employee benefit plans generally available to our employees and maintained by Heliogen.

On November 10, 2021, Heliogen’s board of directors granted Mr. Schell restricted stock units under the 2013 Stock Incentive Plan covering 75,000 shares Heliogen Common Stock, which will be adjusted to reflect the Business Combination, as described in the section entitled “The Business Combination Agreement — Conversion of Securities” in the Business Combination Proposal above. The restricted stock units subject to this grant will vest on the first date upon which both the “service-based requirement” and the “liquidity event requirement” are satisfied. The service-based requirement provides that the restricted stock units will vest as to 6.25% on each quarterly vesting date following satisfaction of the liquidity event requirement, subject to Mr. Schell’s continued service to us through such quarterly vesting dates. The liquidity event requirement will be satisfied upon the completion of the Business

Combination. In the event Mr. Schell is terminated without “cause” or resigns for “good reason” (each, as defined in his restricted stock unit award agreement) within 12 months following a “change in control” (as defined in the 2013 Stock Incentive Plan), his restricted stock units will accelerate and vest in full.

Christie Obiaya

Ms. Obiaya entered into an offer letter agreement with Heliogen on March 7, 2021. Pursuant to the terms of her offer letter agreement, Ms. Obiaya’s current annual base salary is $275,000. Upon completion of the Business Combination, Mr. Obiaya’s annual base salary will be increased to $400,000, and her target annual bonus will be 50% of her annual base salary. Ms. Obiaya’s offer letter agreement also provides for an initial equity grant of an option covering 500,000 shares of Heliogen Common Stock, which vests with respect to 25% of the shares subject to the option on March 8, 2022 and with respect to 1/48th of the shares subject to the option each month thereafter, subject to her continued service through each vesting date. Ms. Obiaya is not eligible for severance protection under the terms of her offer letter agreement, but the agreement provides that 50% of any unvested shares subject to her initial option grant will accelerate and become immediately vested if, within six months after a change of control, Ms. Obiaya is terminated by Heliogen other than for “cause” or by Ms. Obiaya for “good reason” (each, as defined in her offer letter agreement). Ms. Obiaya also is eligible to participate in the employee benefit plans generally available to our employees and maintained by Heliogen.

On November 10, 2021, Heliogen’s board of directors granted Ms. Obiaya restricted stock units under the 2013 Stock Incentive Plan covering 250,000 shares Heliogen Common Stock, which will be adjusted to reflect the Business Combination, as described in the section entitled “The Business Combination Agreement — Conversion of Securities” in the Business Combination Proposal above. The restricted stock units subject to this grant will vest on the first date upon which both the “service-based requirement” and the “liquidity event requirement” are satisfied. The service-based requirement provides that the restricted stock units will vest as to 6.25% on each quarterly vesting date following satisfaction of the liquidity event requirement, subject to Ms. Obiaya’s continued service to us through such quarterly vesting dates. The liquidity event requirement will be satisfied upon the completion of the Business Combination. In the event Ms. Obiaya is terminated without “cause” or resigns for “good reason” (each, as defined in her restricted stock unit award agreement) within 12 months following a “change in control” (as defined in the 2013 Stock Incentive Plan), her restricted stock units will accelerate and vest in full.

Outstanding Equity Awards at 2020 Year End

The following table presents information regarding outstanding equity awards held by Heliogen’s named executive officers as of December 31, 2020. As described in the section entitled “The Business Combination Agreement — Conversion of Securities” in the Business Combination Proposal above, the number of shares subject to Heliogen stock options that are outstanding at the Effective Time, and the exercise price of such options, will be adjusted to reflect the Business Combination.

			Option Awards(1)
Name	Grant Date	Vesting Commencement Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date
Bill Gross	12/21/20	12/21/20	—	2,500,000	(2)(3)	0.35	12/21/30
	12/6/18	6/26/18	1,119,353	971,613	(2)	0.18	12/6/28
Steve Schell	7/22/20	5/14/20	109,375	640,625	(2)(3)	0.35	7/22/30
	12/6/18	6/26/18	62,500	37,500	(2)	0.18	12/6/28
	2/6/19	3/5/18	343,750	156,250	(3)(4)(5)	0.18	2/6/29

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(1)      All of the option awards were granted under Heliogen’s 2013 Stock Incentive Plan, the material terms of which are described under “— 2013 Stock Incentive Plan” below.

(2)      This option is subject to a four-year vesting schedule, with 1/48th of the shares subject to such option vesting each month following the vesting commencement date, subject to the named executive officer’s continued service through each vesting date.

(3)      50% of any unvested shares subject to this option will accelerate and become immediately vested if, within six months after a change of control, the named executive officer is terminated by Heliogen other than for cause or the named executive officer resigns for good reason.

(4)      This option is subject to a four-year vesting schedule, with 25% of the shares subject to such option vesting on the first anniversary of the vesting commencement date and 1/48th of the shares subject to such option vesting each month thereafter, subject to the named executive officer’s continued service through each vesting date.

(5)      Option was granted on February 6, 2019 to replace and effect a reprice of a previously granted stock option (granted on April 25, 2018) for the same number of shares and with an identical vesting schedule.

2013 Stock Incentive Plan

Heliogen believes that its ability to grant equity-based awards is a valuable and necessary compensation tool that aligns the long-term financial interests of its employees, consultants and directors with the financial interests of its stockholders. In addition, Heliogen believes that its ability to grant options and other equity-based awards helps it to attract, retain and motivate employees, consultants, and directors, and encourages them to devote their best efforts to its business and financial success. The principal features of Heliogen’s existing equity incentive plan are summarized below. These summaries are qualified in their entirety by reference to the actual text of the plan, which is attached as Exhibit 99.2 to the registration statement of which this prospectus forms a part.

Overview.    In April 2013, Heliogen’s board of directors adopted, and Heliogen’s stockholders subsequently approved, the 2013 Stock Incentive Plan (the “2013 Plan”). Immediately prior to the completion of the Business Combination, the 2013 Plan will be terminated, and no further grants will be made under the 2013 Plan. Any outstanding stock awards granted under the 2013 Plan will remain subject to the terms of the 2013 Plan and the applicable award agreement.

Stock Awards.    The 2013 Plan provides for the grant of incentive stock options, nonstatutory stock options, restricted stock awards, restricted stock unit awards, and other stock awards, or collectively, stock awards. The 2013 Plan provides that incentive stock options may be granted only to Heliogen’s employees and the employees of Heliogen’s affiliates. The 2013 Plan provides that all other awards may be granted to Heliogen’s employees, non-employee directors and consultants and the employees and consultants of Heliogen’s affiliates.

Share Reserve.    As of September 30, 2021, an aggregate of 20,632,878 shares of Heliogen Common Stock were reserved for issuance under the 2013 Plan.

Administration.    Heliogen’s board of directors, or a duly authorized committee thereof, has the authority to administer the 2013 Plan. The 2013 Plan authorizes the plan administrator to determine the award recipients, dates of grant, forms of award agreements, the numbers and types of stock awards granted and the applicable fair market value and the provisions of the stock awards, including the period of their exercisability, the vesting schedule applicable to a stock award, any repurchase rights that may apply and any other additional terms, conditions rules or procedures. The 2013 Plan also authorizes the plan administrator to construe and interpret the terms of the 2013 Plan and any stock awards thereunder, amend the plan or any outstanding awards, including reducing the exercise, purchase or strike price of any outstanding stock award, and terminate or suspend the 2013 Plan in accordance with its terms.

Stock Options.    Incentive stock options and nonstatutory stock options have been granted under the 2013 Plan pursuant to stock option agreements adopted by the plan administrator. The plan administrator determined the exercise price for a stock option, which was not less than 100% of the fair market value of Heliogen Common Stock on the date of grant. The plan administrator determined the term of stock options granted under the 2013 Plan, up to a maximum of ten years. Unless the terms of an optionholder’s stock option agreement provide otherwise, if an optionholder’s service relationship with us, or any of Heliogen’s affiliates, ceases for any reason other than disability, death or cause, the optionholder may generally exercise any vested options for a period of three months following the cessation of service, or such other period specified in the applicable award agreement. The option term may be extended in the event that the exercise of the option following such a termination of service is prohibited by applicable securities laws or Heliogen’s insider trading policy. If an optionholder’s service relationship with us or any of Heliogen’s affiliates ceases due to disability or death, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may generally exercise any vested options for a period of 12 months. In the event of a termination for cause, options generally terminate immediately upon the termination of the individual for cause, subject to the terms of the applicable award agreement. In no event may an option be exercised beyond the expiration of its term. Acceptable consideration for the purchase of Heliogen Common Stock issued upon the exercise of a stock option include (i) cash or check, or (ii) at the discretion of the plan administrator, one of the following: (1) by delivery of Heliogen Common Stock (2) according to a deferred payment or similar arrangement, (3) by authorizing Heliogen to withhold shares of Heliogen Common Stock from the shares otherwise issuable to the optionholder as a result of the exercise, or (4) in any other form of consideration that is acceptable to the plan administrator, including, without limitation, a promissory note.

Changes to Capital Structure.    In the event that there is a specified type of change in Heliogen’s capital structure, such as a stock dividend, distribution, stock split, reorganization, recapitalization, merger, consolidation, spin-off, combination, exchange of shares, or other transaction similar to the foregoing, appropriate adjustments will be made to the number of shares of Heliogen Common Stock reserved for issuance under the 2013 Plan, the exercise price, base price or redemption price applicable to outstanding stock awards, and the number of shares of Heliogen Common Stock subject to outstanding stock awards, each as determined equitably by the plan administrator.

Adjustments Upon a Change in Control.    The 2013 Plan provides that, in the event of certain corporate transactions that constitute a change in control, unless otherwise provided in an award agreement or other written agreement between us and the award holder, in the event that any surviving entity or acquiring entity declines to assume or continue outstanding stock awards or substitute similar stock awards for those outstanding under the 2013 Plan, the plan administrator in its sole discretion may (1) provide for the payment of a cash amount in exchange for the cancellation of a stock award equal to its fair value (as determined in the good faith determination of the plan administrator) which, in the case of options, shall equal the product of (x) the excess, if any, of the fair market value per share of Heliogen Common Stock at such time over the exercise price, if any, multiplied by (y) the total number of shares then subject to such option, (2) continue the stock awards, or (3) provide for the cancellation of any outstanding and unexercised stock awards upon or following the closing of the transaction by which the change in control occurs. The plan administrator is not obligated to treat all stock awards, even those of the same type, in the same manner.

Under the 2013 Plan, a change in control occurs upon (1) the sale, exchange, lease or other disposition, in one or a series of related transactions, of all or substantially all, of the assets of Heliogen to any “person” or “group” (as such terms are defined in Sections 3(a)(9) and 13(d)(3) of the Exchange Act), (2) any “person” or “group” (as such terms are defined in Sections 3(a)(9) and 13(d)(3) of the Exchange Act), is or becomes the beneficial owner, directly or indirectly, of more than 50% of the total voting power of the voting stock of Heliogen (or any entity which controls Heliogen or which is a successor to all or substantially all of the assets of the company), including by way of merger, consolidation, tender or exchange offer or otherwise, (3) either a merger or consolidation in which the stockholders of Heliogen immediately prior to the merger or consolidation fail to possess direct or indirect beneficial ownership of more than 50% of the voting power of the securities of the surviving corporation immediately following such transaction, provided however that (A) if the surviving corporation is a subsidiary of another entity, then the required beneficial ownership shall be determined with respect to the securities of that entity which controls the surviving corporation and is not itself a subsidiary of any other entity and (B) any person described in the following clause shall not be included in the group of stockholders of Heliogen immediately prior to such transaction: any person who acquired securities of Heliogen prior to the occurrence of a merger or consolidation in contemplation of such merger or consolidation and who immediately following such merger or consolidation possesses direct or indirect beneficial ownership of at least 10% of the securities of the surviving corporation (or if Heliogen or the surviving corporation is a subsidiary, then of the appropriate entity as determined pursuant to clause (A) above).

Transferability.    A participant in the 2013 Plan generally may not transfer stock awards other than by will, the laws of descent and distribution or to the extent and in the manner authorized by the plan administrator by gift or pursuant to a domestic relations order to members of a participant’s immediate family; provided, that the plan administrator may permit the transfer of a stock award to or for the benefit of certain family members.

Amendment and Termination.    Heliogen’s board of directors has the authority to amend, suspend or terminate the 2013 Plan, provided that, with certain exceptions, such action does not impair the existing rights of any participant without such participant’s written consent. Certain material amendments also require the approval of Heliogen’s stockholders.

Director Compensation

Heliogen currently has no formal arrangements under which directors receive compensation for their service on Heliogen’s board of directors or its committees. Heliogen’s policy is to reimburse directors for reasonable and necessary out-of-pocket expenses incurred in connection with attending board and committee meetings or performing other services in their capacities as directors. In 2020, no director who will be a director of New Heliogen received cash retainers, equity or other compensation for service on Heliogen’s board of directors.

Following the consummation of the Business Combination, New Heliogen intends to develop a board of directors’ compensation program that is designed to align compensation with New Heliogen’s business objectives and the creation of stockholder value, while enabling New Heliogen to attract, retain, incentivize and reward directors who contribute to the long-term success of New Heliogen.

New Heliogen Executive Officer and Director Compensation Following the Business Combination

Following the consummation of the Business Combination, Heliogen intends to develop an executive compensation program that is designed to align compensation with New Heliogen’s business objectives and the creation of stockholder value, while enabling New Heliogen to attract, retain, incentivize and reward individuals who contribute to the long-term success of New Heliogen. Decisions on the executive compensation program will be made by the New Heliogen Board and specifically through a Compensation Committee that the New Heliogen Board expects to establish.

Executive Compensation

The policies of New Heliogen with respect to the compensation of its executive officers and following the Business Combination will be administered by the New Heliogen Board in consultation with the Compensation Committee that the New Heliogen Board expects to establish. We expect that the compensation policies followed by New Heliogen will be designed to provide for compensation that is sufficient to attract, motivate and retain executives of New Heliogen and to establish an appropriate relationship between executive compensation and the creation of stockholder value.

In addition to the guidance provided by its Compensation Committee, the New Heliogen Board may utilize the services of third parties from time to time in connection with the recruiting, hiring and determination of compensation awarded to executive employees. New Heliogen is currently negotiating the terms of new employment agreements with the individuals that are expected to become the senior executive officers of New Heliogen (the effectiveness of which will be subject to the successful Closing).

Director Compensation

It is anticipated that the Compensation Committee of the New Heliogen Board will determine the annual compensation to be paid to the members of the New Heliogen Board upon completion of the Business Combination.

INFORMATION ABOUT New Heliogen

Unless otherwise indicated or the context otherwise requires, references in this section to the “Company,” “we,” “us,” “our,” and other similar terms refer to New Heliogen (Athena immediately following the consummation of the Business Combination and approval of the proposed Second Amended and Restated Certificate of Incorporation). See page 6 for a glossary of the terms used throughout this section.

Formation of Heliogen and New Heliogen

Business Overview

Heliogen, a Pasadena, CA-based company founded in 2013, is a leader in next generation concentrated solar power (“CSP”). We are developing a modular, A.I.-enabled, concentrated solar power plant that will use an array of mirrors to reflect sunlight and capture, concentrate and convert it into cost-effective energy on demand. This characteristic distinguishes our solution from clean energy provided by typical photovoltaic (“PV”) and wind installations which are only able to produce energy intermittently. Our unique system will have the ability to cost-effectively generate temperatures that can exceed 1,000 degrees centigrade. The system will be configurable for several applications, including the carbon-free generation of clean power (electricity), industrial-grade heat (to power industrial processes), and green hydrogen, based on a customer’s needs.

Although the process of concentrating sunlight is not new, Heliogen has developed innovations which we believe fundamentally improve its potential. We believe we are the first technology provider with the ability to deliver cost-effective renewable energy capable of replacing fossil fuels used in industrial processes that generally operate 24/7. In addition, we believe our disruptive, patented design and A.I. technology will address a fundamental problem confronted by many renewable sources of energy: intermittency. An intermittent power supply does not match the grid’s continuous power demand. Without storage, wind and PV-based renewable energy generation may rapidly fluctuate between over-supply and under-supply based on resource availability. As the grid penetration of intermittent resources increases, these fluctuations may become increasingly extreme. We believe our technology will contribute to solving this problem. Our solar plants will have the ability to store very high temperature energy in solid media. This energy will then be releasable evenly, including during times without sunlight, to cost-effectively deliver near 24/7 carbon-free energy in the form of heat, electric power or green hydrogen fuel.

The three use categories will be configured as follows, forming the backbone of three business lines:

HelioHeat — The production of heat for use in industrial processes will be enabled by the baseline system.

HelioPower — With the baseline system as the foundation, the addition of a turbine generator system will then enable power generation.

HelioFuel — Building on the power system described above, hydrogen fuel production will be enabled by further adding an electrolyzer system to the baseline system.

For the power and hydrogen systems, Heliogen is developing a supercritical CO2 system to enhance production efficiency. Using supercritical CO2 is predicted by the U.S. Department of Energy to have “significantly lower capital costs than equivalent steam-cycle components, due to their compact footprint stemming from the higher energy density of the supercritical fluid.”

Market Opportunity

Geographically we are focused initially on the U.S., but after our initial few projects we will position to respond to other global demand in locations with strong solar resource such as Mexico, South America, Australia, Africa and parts of Europe. Global energy demand is expected to increase by 35% in the next two decades, due to an increase in population and the economic growth of developing countries.

Our solutions target the end markets with a need for heat, electric power, and hydrogen. Such markets include the oil & gas, power, cement, steel, and mining industries.

Total Addressable Market

Capital expenditure investments for solar and on- and off-shore wind capacity between 2020 and 2030 are projected to be approximately $8.5 trillion globally in order to achieve the carbon emissions reductions that would support the 1.5 degree global warming target established by the Paris Agreement. At the same time, the global total addressable market for energy storage is predicted to reach approximately $56.0 billion by 2027 in comparison to $8.0 billion in 2020, representing a compound annual growth rate (“CAGR”) of approximately 33%. Growing at a CAGR of approximately 43% between 2020 and 2027, the cumulative requirement for global storage capacity is expected to become a 534 gigawatt-hour (“GWh”) opportunity in 2027.

As we plan to also provide solutions for hydrogen production and industrial heat, Heliogen’s total addressable market is even larger. Our potential sales pipeline is diverse, ranging from utilities and independent power producers, oil and gas companies, mining and metals companies, and manufacturers of steel and cement. The worldwide energy industry generates annual revenues of approximately $8.6 trillion.

Renewables Growth

Governments, corporations and investors are making concerted efforts and setting aggressive targets to reduce greenhouse gas (GHG) emissions and phase out fossil fuel use. Such initiatives include setting timelines for zero-emission targets, establishing caps on CO2 emissions, and instituting certain other environmental sustainability initiatives. For example, in the U.S., the Biden Administration has declared the following key environmental targets: (i) a carbon pollution-free power sector by 2035, (ii) a net-zero (i.e. carbon reduction is equal to or greater than carbon emissions) economy by 2050 and (iii) to achieve in 2030 a 50-52% reduction from 2005 levels in economy-wide net greenhouse gas pollution. In the private sector, companies have also committed to environmental sustainability initiatives. General Motors recently announced they will have a 100% electric fleet by 2035, which translates into approximately 25% more electricity on the grid to power electric vehicles — and leading financial and corporate institutions have requested that all boards of directors prepare and disclose a plan to be compatible with a net-zero economy and to commit to launching investment products aligned to a net-zero pathway. Individually and collectively, these initiatives support the increased demand for renewable fuels, transportation, energy storage, renewable power, and energy efficiency.

The key driver for renewable energy generation and storage will be increased reliance on renewable energy resources. As renewable penetration increases, the intermittency of these resources can put strain on the grid if the operator is unable to fully match supply with demand. This strain can lead to an inability to supply power when it is needed and increased costs to consumers.

Energy storage can help reduce this strain. However, beyond a threshold level of renewable penetration, current solutions to energy storage, such as photovoltaic solar storage, are insufficient to ensure grid reliability. Research from the National Renewable Energy Laboratory, a national laboratory of the U.S. DOE, implies that this threshold may be around 30% renewable penetration based on its Eastern Renewable Generation Integration Study; which found that the Eastern Interconnection, one of the largest power systems in the world, can accommodate upwards of 30% of wind and solar photovoltaic power. California is already at this level and we expect other specific geographies both in the United States and abroad will be there soon. Bloomberg New Energy Finance projects that the United States as a whole will exceed this target by 2029. In order to maintain system stability and achieve mandated decarbonization goals, longer duration energy storage options must be deployed. We believe Heliogen’s technology will be among a small list of available technologies that will be able to respond to this energy storage need in order to maintain grid reliability.

Products & Services

Our technological innovations will enable the delivery of our HelioHeat, HelioPower and HelioFuel solutions to customers. HelioHeat plants will produce carbon-free heat to support industrial processes. HelioPower plants will deliver the solar thermal energy to a heat engine to produce electrical power near 24/7. HelioFuel plants will couple a HelioPower plant with an electrolyzer to produce green Hydrogen fuel. All three solutions will be enabled by Heliogen’s proprietary heliostat design and artificial intelligence technology.

For each of the three above solutions, we are offering multiple support models to customers looking to deploy Heliogen’s technology:

•        Contracting with owner-operators to build turnkey facilities that deploy Heliogen’s technology (Heliogen will contract with EPC partners for constructing the facility)

•        Selling heliostats (and associated software control systems) to owner-operators and/or EPC contractors

•        Providing asset maintenance support services during operation, for completed facilities that use Heliogen’s technology

•        Providing project development support services to help customers advance readiness to break ground in advance of final investment decision

In the future we will also be prepared to offer Heliogen’s IP through a licensing-type model to third parties interested in manufacturing and installing the hardware.

Competition

We have experienced, and expect to continue to experience, strong competition from a number of alternative providers of energy technology, particularly as the economy increasingly shifts towards low-emission, zero-emission or carbon neutral solutions.

The traditional energy technology provider market is highly competitive. The declining cost of renewable energy is also contributing to the shift in customer demand as customer seek carbon-free solutions to replace their fossil fuel-based consumption, causing the industry to evolve and expand. The main competitive factors include, but are not limited to:

•        Upfront and ongoing cost;

•        Safety and reliability;

•        Duration;

•        Performance and uptime;

•        Operational flexibility;

•        Asset life length and cyclability;

•        Ease of integration;

•        Operability in extreme weather conditions;

•        Environmental sustainability;

•        Historical track record; and

•        Field-proven technology

With the rising demand for clean electric power solutions with lower greenhouse gas emissions, there has been a transition to renewable energy sources and increasing penetration of distributed energy infrastructure. This industry transformation has created an opportunity for an increased role for long-duration energy storage solutions like what Heliogen will provide. As a pioneer of solar energy technology solutions that are well-suited for long duration applications, we believe we have a significant edge over our competition in this rapidly evolving environment. Our competitors include traditional fossil-fueled alternatives; providers of solutions combining solar PV with battery storage; and other forms of renewable energy. Our competitors may have greater financial, marketing, personnel and other resources than we do. Although we are small and at an earlier stage of commercial maturity compared to many of our competitors, we believe we are well-positioned to compete successfully in the market — based on our innovative closed loop tracking system, our HelioHeat, HelioPower and HelioFuel solutions, our strategic partnerships, and our premier leadership team with a proven track record of success across the energy industry and other industries.

New technologies may enter the market that may have additional or superior advantages to our future offerings. A variety of newer and emerging companies have announced plans to develop energy storage products using a variety of technologies, including compressed air, thermal energy, and solid-state batteries among others. Although many of these companies are not in commercial production today, they may in the future offer solutions that become competitive with our expected offerings. We intend to continuously improve our product offerings and maintain robust research and development efforts in order to stay ahead of existing and emerging competitors.

Competitive Strengths and Differentiation

Significant Head Start with Proprietary Technology and Ongoing Research & Development

We believe we have a first-mover advantage over other industry competitors as we have been committed since our founding in 2013 to the development of solar energy solutions that enable decarbonization of our economy. This is evidenced by our rich portfolio of intellectual property. We believe we are the first concentrated solar company to develop technologies that have demonstrated capability to concentrate sunlight to produce heat at temperatures reaching 1,000 degrees centigrade, made possible by our first-of-a-kind ability to achieve 1/36th degree mirror accuracy. We have patented the most valuable parts of our technology at each stage of development. Beyond the patents, our journey as a company and the deep bench of experience across our leadership team has provided and continues to provide invaluable learnings and technical know-how that we believe will be difficult to rival. We continue to develop and maintain our knowledge base (both patented and not), which we believe provides us with a substantial strategic head start and competitive advantage against competition in the concentrated solar power and energy storage spaces. We also continue to target incremental and transformational improvements across all aspects of our technology in order to reduce costs and improve performance.

Closed Loop Tracking System

Fundamental to Heliogen’s offering is our proprietary heliostat design and artificial intelligence technology. We use proprietary advanced computer vision software technology — a form of artificial intelligence — to identify and precisely align an array of mirrors to reflect sunlight to a target on the top of a tower, creating high-temperature, carbon-free thermal energy. Our tracking system makes automatic micro-adjustments of the mirrors over the course of the day to account for the movement of the sun in the sky. These automatic adjustments, using a unique closed-loop feedback system, maximize solar concentration and energy capture. This system also enables the elimination of the expensive slew drive gearbox used in similar applications, as well as a host of other benefits.

Near Always-Available Renewable Energy

At current renewables penetration across the U.S. energy market, two to four-hour energy storage provides most of the storage. Without efficient and scalable energy storage that can exceed such two to four-hour energy storage timeframes, renewable energy generation cannot produce power at peak times, where energy demand is at its highest. The peak demand curve is essentially the opposite of the solar peak curve, which leads to curtailment during the middle of the day. Heliogen expects to be able to generate, store, and provide renewable energy to match the existing demand curve. In addition, because of its superior storage solution, we believe Heliogen will be able to provide near constant energy throughout the day to produce hydrogen with an electrolyzer through low-cost energy storage. Heliogen’s technology is designed to store the energy generated from concentrating the sun’s rays into solid media — such as rocks, sand or ceramic material — in the form of heat. This type of storage is expected to be a lower cost form of storage compared to what other solar energy companies use, and it will be made possible by the high temperatures enabled by Heliogen’s technology. Heliogen will store that energy, and then when it is needed, use a heat exchanger to bring that energy either to an engine, an industrial facility, or to an electrolyzer to make green hydrogen.

Modular and Scalable Plant Design

Heliogen’s modular and scalable plant design accommodates growth to compete with large scale renewable projects. One of Heliogen’s modular 5 MW module can be replicated to meet larger customer demands. Depending on location, we expect to design each 5 MW module to high-capacity factor renewable power, with a 2026 target of achieving less than 5 cents per kW-hour power cost, which would have the ability to ultimately generate over 850,000 kilograms of hydrogen year. Each module will be designed to occupy approximately a 1/6th square mile footprint (650m x 650m), which is smaller (on a per MWh basis) than existing large scale renewable energy projects. The plant’s small footprint allows it to be sited alongside energy-hungry industrial facilities rather than in remote deserts.

This modular system is also designed to utilize mirrors (heliostats) smaller than traditional CSP mirrors, enabling our heliostats to be manufactured at scale in a repeatable process. By building modularly and shifting more assembly work from the construction field into the controlled conditions of a manufacturing facility, we expect to be able to scale more quickly and efficiently, while reducing overall costs compared to alternative approaches.

Competitive Forecast Economics

Historically, CSP companies have struggled to compete with photovoltaic solar due to high costs. However, while the cost of photovoltaic solar has decreased dramatically in the last decade, its Achilles heel — intermittency — remains unresolved economically.

Heliogen believes its projected economics are competitive with other prevalent sources of clean energy that include storage. On a forward-looking basis, our 2026 targets estimate a cost of less than 5 cents per MWh and less than $2.00 per kilogram of hydrogen, which is competitive with alternative sources. This analysis assumes subsidized economics with 60% debt at an 8% interest rate and 40% equity at a 12% cost over a 30-year projection period.

These projections are based on expected cost reductions associated with manufacturing production efficiencies, module-enabled economies of scale, and mechanical improvements such as elimination of an expensive slew-drive gearbox that is enabled by the closed-loop tracking system.

International Expansion

After our initial projects, we forecast international expansion, focusing on capital efficiency enabled by our proprietary applications and agile heliostat manufacturing approach. We are in various stages of negotiation and discussion with numerous companies in Australia, South America and elsewhere. We also intend to leverage our strategic and commercial relationships with international footprints to cross-sell to foreign markets.

Highly Experienced Management Team Complements Visionary Founder

We have built a world-class team composed of industry leaders with decades of experience from some of the most well-known and highly regarded companies in the energy, solar, technology, manufacturing, and construction industries. We have a committed, entrepreneurial team with industry leading technical, operational, development and commercial experience. Such honed experience combined with our founder’s solar energy expertise has positioned us to disrupt the current energy industry paradigms.

As a result of the foregoing, we believe that we are positioned to become a market leader in renewable energy technology.

Growth Strategy

In the near to medium term, we expect two primary sources of revenue. The first source is our delivery of complete Heliogen energy systems to long term owner-operators. The second is from the sale of Heliogen’s heliostats and control systems onto projects built by owner-operators. In the long term, as discussed above, we expect to leverage more of a licensing model, in which we license our patent-protected technology and heliostats to owner-operators and EPC companies. This model will result in lower revenue per module but a stronger profit margin and greater scalability.

Heliogen believes its growth in the coming years is supported by the strong secular tailwinds of electrification and reduction of GHG emissions across all sectors of the worldwide economy. The U.S. federal, state and foreign governments, along with many of the world’s largest corporations, have set ambitious goals to reduce greenhouse gas emissions. Initiatives to meet these goals as well as increasing buyer preference for end products with reduced embedded emissions should fuel accelerated adoption of Heliogen’s products worldwide. We believe Heliogen’s capital-light business model will optimize efficiency and maximize our ability to deploy our resources in a meaningful and tactical manner.

Facilities

Our headquarters are located in Pasadena, California, where we design, engineer, and develop our HelioHeat, HelioPower, and HelioFuel solutions. We also have a manufacturing prototype facility in Alhambra, California. We have built a test facility in Lancaster, CA, which we completed in November of 2019.

U.S. Government Regulation

We operate in the heavily regulated energy sector, which is subject to a variety of federal, state and local regulations and agencies that impact our operations. As a participant in the renewable energy sector specifically, there are additional regulations, tax incentives and support mechanisms in place to promote growth.

On the U.S. federal level, tax credits are currently in place that incentivize the deployment of renewable energy. Projects generating renewable energy are eligible for Investment Tax Credits that, with proper structuring, lower the capital requirements for renewables projects to be developed and open a new source of funding for these projects.

The possibility of additional federal incentives and investment from the Biden administration and Congress has garnered enthusiasm among renewable energy developers. The administration has announced goals of decarbonizing the electricity sector entirely by 2035, a goal that would necessitate billions in additional investment. Some of this money is likely to be invested in solar technologies, potentially a benefit for a company like Heliogen.

State-level incentives have also driven growth in the deployment of energy storage. For example, many U.S. states have adopted (and subsequently expanded) renewable portfolio standards which mandate that a certain portion of electricity delivered to customers come from eligible renewable energy resources. Some states additionally mandate that a certain portion of that eligible renewable energy must be distributed generation. In addition, many states have adopted community solar programs and energy storage mandates. States with high Renewable Portfolio Standards have seen greater deployment of renewables than states with similar renewable resources that lack such requirements.

In addition to energy sector regulations, we are subject to extensive environmental regulation, which has become more stringent over time. The laws and regulations to which we are subject govern, among others, vehicle emissions and the storage, handling, treatment, transportation and disposal of hazardous materials and the remediation of environmental contamination. Compliance with such laws and regulations at an international, regional, national, provincial and local level is an important aspect of our ability to continue our operations.

Environmental standards applicable to us are established by the laws and regulations of the countries in which we operate, standards adopted by regulatory agencies and the permits and licenses issued to us. Each of these sources is subject to periodic modifications and what we anticipate will be increasingly stringent requirements. Violations of these laws, regulations or permits and licenses may result in substantial administrative, civil or even criminal fines, penalties, and possibly orders to cease any violating operations or to conduct or pay for corrective works. In some instances, violations may also result in the suspension or revocation of permits or licenses.

Finally, we are subject to federal, state, and local requirements on health, safety and employment. We are subject to the requirements of the Occupational Safety and Health Act, local wage regulations and rigorous health and safety regulations in the State of California.

Other Public Policy Considerations

Different public policy mechanisms have been used by governments to accelerate the adoption and use of solar power and energy storage. Examples of customer-focused financial mechanisms include capital cost rebates, performance-based incentives, feed-in tariffs, tax credits, and net energy metering. Some of these government mandates and economic incentives are scheduled to be reduced or to expire, or could be eliminated altogether, while others are scheduled to be extended or expanded. Capital cost rebates provide funds to customers based on the cost and size of a customer’s solar power or energy storage system. Performance-based incentives provide funding to a customer based on the energy produced by their solar power system or stored by their energy storage system. Feed-in tariffs pay customers for solar power system generation based on energy produced, at a rate generally guaranteed for a period of time. Tax credits reduce a customer’s taxes at the time the taxes are due. Net energy metering allows customers to deliver to the electric grid any excess electricity produced by their on-site solar power systems, and to be credited for that excess electricity at or near the full retail price of electricity. New market development mechanisms to encourage the use of renewable energy sources continue to emerge.

For more information about how we avail ourselves of the benefits of public policies and the risks related to public policies, please see the risk factors set forth under the caption “Item 1A. Risk Factors.”

Environmental Regulations

We use, generate, and discharge toxic, volatile, or otherwise hazardous chemicals and wastes in our research and development, and construction activities. We are subject to a variety of U.S. federal and state laws and regulations related to the purchase, storage, use, and disposal of hazardous materials. We believe that we have all environmental permits necessary to conduct our business and expect to obtain all necessary environmental permits for future activities. We believe that we have properly handled our hazardous materials and wastes and have appropriately remediated any contamination at any of our premises. We are currently not subject to any litigation pertaining to environment regulations and cost of compliance with applicable regulations is expected to be commensurate with our historical spend and other companies in the industry.

In addition to the Company’s existing environmental compliance initiatives, we will also be engaging additional resources to focus on a broader Environmental, Social and Governance (ESG) program across our business. As part of our commitment to energy sustainability, we are targeting to complete an ESG assessment by the end of the year. This assessment will help the Company priorities its ESG strategies such as waste minimization, minimization of impact on natural resources, and recycling.

Human Capital

We pride take pride in our innovative technology and consider our employees to be the foundation for our growth and continued success. Approximately More than 80% of our employees have extensive experience or backgrounds in engineering, energy, or manufacturing. More than half of our employees are involved in product development and manufacturing. As of September 30, 2021, we employ 93 full-time employees, based primarily in Southern California.

Intellectual Property

Our ability to protect our material intellectual property is important to our business. We rely upon a combination of foreign, federal, state, and common law protections afforded to owners of patents, copyrights, trade secrets, and trademarks, along with employee and third-party non-disclosure agreements and other contractual restrictions to establish and protect our intellectual property rights. In particular, unpatented trade secrets in the fields of research, development and engineering are an important aspect of our business by ensuring that our technology remains confidential. We also pursue patent protection when we believe we have developed a patentable invention and the benefits of obtaining a patent outweigh the risks of making the invention public through patent filings. We hold a strong portfolio of patents and numerous trademarks covering key aspects of our plant and process, including our closed-loop tracking system, tracking based on radiance maps, intensity and polarization tracking, and receiver for capturing solar energy. As of September 30, 2021, we have a portfolio of six patents already granted and 13 patents pending as well as numerous trademarks. However, our portfolio of patents is expected to evolve as new patents are issued and older patents expire. Our current granted patents have expiration dates ranging from September 2027 through October 2039. We regularly review our development efforts to assess the existence and patentability of new inventions, and we are prepared to file additional patent applications when we determine it would benefit our business to do so.

Legal Proceedings

From time to time, we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. We are not currently a party to any legal proceedings, the outcome of which, if determined adversely to us, would individually or in the aggregate have a material adverse effect on our business, financial condition or results of operations.

business of heliogen

For information about Heliogen as incorporated into New Heliogen please see “Information About New Heliogen”

HELIOGEN’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the financial condition and results of operations of Heliogen, Inc. and its subsidiaries should be read together with the section of this proxy statement/prospectus titled “Selected Consolidated Historical Financial Information of Heliogen” and the audited and unaudited condensed consolidated financial statements, together with related notes thereto, included elsewhere in this proxy statement/prospectus. The discussion and analysis should also be read together with the section of this proxy statement/prospectus titled “Information About Heliogen” and the unaudited pro forma condensed combined financial statements as of and for the nine months ended September 30, 2021 and for the year ended December 31, 2020 (in the section of this proxy statement/prospectus titled “Unaudited Pro Forma Condensed Combined Financial Statements”). The following discussion contains forward-looking statements that involve risks, uncertainties and assumptions. See the section titled “Cautionary Note Regarding Forward-Looking Statements.” Actual results and timing of selected events may differ materially from those anticipated in the forward-looking statements as a result of various factors, including those set forth under the section titled “Risk Factors — Risks Related to Heliogen’s Business” or elsewhere in this proxy statement/prospectus. As used in this section, unless the context suggests otherwise, “we,” “us,” “our,” the “Company” or “Heliogen” refer to Heliogen, Inc. prior to the consummation of the Business Combination.

Overview

Heliogen, a Pasadena, CA-based company founded in 2013, is a leader in next generation concentrated solar power (“CSP”). We aim to empower a sustainable civilization with low-cost solar energy that makes clean power more affordable than fossil fuels. We are developing a modular, A.I.-enabled, concentrated solar power plant that will use an array of mirrors to reflect sunlight and capture, concentrate and convert it into cost-effective energy on demand. This characteristic distinguishes our solution from clean energy provided by typical photovoltaic and wind installations which produce intermittently. Our unique system will have the ability to cost-effectively generate temperatures that can exceed 1,000 degrees centigrade. The system will be configurable for several applications, including the carbon-free generation of clean power (electricity), industrial-grade heat (to power industrial processes), and green hydrogen, based on a customer’s needs.

Although the process of concentrating sunlight is not new, Heliogen has developed innovations which it believes fundamentally improve its potential. Heliogen believes it is the first technology provider with the ability to deliver cost-effective renewable energy capable of replacing fossil fuels used in industrial processes that generally operate 24/7. In addition, Heliogen believes its disruptive, patented design and A.I. technology will address a fundamental problem confronted by many renewable sources of energy: intermittency. An intermittent power supply does not match the grid’s continuous power demand. Without storage, wind and PV-based renewable energy generation may rapidly fluctuate between over-supply and under-supply based on resource availability. As the grid penetration of intermittent resources increases, these fluctuations may become increasingly extreme. Heliogen believes its technology will contribute to solving this problem. Heliogen’s solar plants will have the ability to store very high temperature energy in solid media. This energy will then be releasable evenly, including during times without sun, to cost-effectively deliver near 24/7 carbon-free energy in the form of heat, electric power or green hydrogen fuel.

The three use categories will be configured as follows, forming the backbone of three business lines:

1.      HelioHeat — The production of heat for use in industrial processes will be enabled by the baseline system.

2.      HelioPower — With the baseline system as the foundation, the addition of a turbine generator system will then enable power generation.

3.      HelioFuel — Building on the Power system described above, hydrogen fuel production will be enabled by further adding an electrolyzer system to the baseline system.

For the power and hydrogen systems, Heliogen is developing a supercritical CO2 system to enhance production efficiency. Using supercritical CO2 is predicted by the U.S. Department of Energy to have “significantly lower capital costs than equivalent steam-cycle components, due to their compact footprint stemming from the higher energy density of the supercritical fluid.”

Since our inception, we have engaged in research and development activities to improve our technology, raising capital, recruiting skilled professional personnel, and incurring general and administrative expenses to support initial start-up operations. We have incurred net operating losses and negative cash flows from operations each year since inception. We have financed our operations primarily through private investor funding, the issuance of convertible preferred stock and the issuance of SAFE Instruments. We have no outstanding debt.

Heliogen recently exited pre-revenue stage and commenced work under an engineering and design services contract under which we recognized $3.6 million of revenue during the nine months ended September 30, 2021. For the nine months ended September 30, 2021, we incurred net losses of $88.7 million. For the years ended December 31, 2020 and 2019, we incurred net losses of $7.4 million and $7.3 million, respectively. As of September 30, 2021, we had accumulated deficits of $117.8 million. As of December 31, 2020 and 2019, we had accumulated deficits of $29.2 million and $21.7 million, respectively.

Following the Business Combination outlined below, we expect that our engineering, production and supply chain, sales and marketing, research and development, regulatory and other expenses will continue to increase as we expand our efforts to increase production and manufacturing capacity, sales of our solutions, and establish and build relationships with current and prospective customers. In addition, we expect our general and administrative expenses to increase due to the additional costs associated with scaling our business operations as well as being a public company, including legal, accounting, insurance, exchange listing and SEC compliance, investor relations and other expenses. See “Liquidity and Capital Resources” for additional discussions.

HelioHeat Acquisition

In September 2021, Heliogen acquired HelioHeat GmbH (“HelioHeat”), a private limited liability company in Germany. HelioHeat is engaged in the development, planning and construction of renewable energy systems and components, including a novel solar receiver. Heliogen acquired HelioHeat in order to own and use HelioHeat’s particle receiver technology in future commercial-scale facilities for our customers. Cash consideration of approximately $1.0 million was paid to HelioHeat’s shareholders, $0.5 million was deposited in an escrow account that becomes payable to HelioHeat’s shareholders to the extent the funds are not used by Heliogen to offset certain future costs on HelioHeat’s active customer projects, and $0.2 million was used to repay certain of HelioHeat’s outstanding indebtedness. Additionally, $3.0 million is payable to HelioHeat’s shareholders in future periods, of which $0.5 million is payable upon service conditions being met over a three-year period for retained employees and $2.5 million subject to earn-out provisions is payable if Heliogen uses and sells HelioHeat’s solar receiver technology in a commercial product, fully operational and tested, within five years of closing.

Key Factors and Trends Affecting our Business

We believe that our performance and future success depend on several factors that present significant opportunities for us but also pose risks and challenges, including those discussed below and in the section of this proxy statement/prospectus titled “Risk Factors.”

Market Opportunity

Global energy demand is expected to increase by 35% in the next two decades, due to an increase in population and the economic growth of developing countries. Our solutions target the end markets with a need for heat, electric power, and hydrogen. Such markets include the industries of oil & gas, power, cement, steel, and mining.

Capital expenditure investments for solar and on- and off-shore wind capacity between 2020 and 2030 are projected to be approximately $8.5 trillion globally in order to achieve the carbon emissions reductions that would support the 1.5 degree global warming target established by the Paris Agreement. At the same time, the global total addressable market for energy storage is predicted to reach approximately $56.0 billion by 2027 in comparison to $8.0 billion in 2020, representing a compound annual growth rate (“CAGR”) of approximately 33%. Growing at a CAGR of approximately 43% between 2020 and 2027, the cumulative requirement for global storage capacity is expected to become a 534 gigawatt-hour (“GWh”) opportunity in 2027.

As we plan to also provide solutions for hydrogen production and industrial heat, Heliogen’s total addressable market is even larger. Our potential sales pipeline is diverse, ranging from utilities and independent power producers, oil and gas companies, mining and metals companies, and manufacturers of steel and cement. The worldwide energy industry generates annual revenues of approximately $8.6 trillion.

Renewables Growth — Government Targets and Corporate Initiatives

Governments, corporations and investors are making concerted efforts and setting aggressive targets to reduce greenhouse gas (GHG) emissions and phase out fossil fuel use. Such initiatives include setting timelines for zero-emission targets, establishing caps on CO2 emissions, and instituting certain other environmental sustainability initiatives.

In the U.S., the Biden Administration has declared the following key environmental targets: (i) a carbon pollution-free power sector by 2035, (ii) a net-zero (i.e. carbon reduction is equal to or greater than carbon emissions) economy by 2050 and (iii) to achieve in 2030 a 50-52% reduction from 2005 levels in economy-wide net greenhouse gas pollution. In the private sector, companies have also committed to environmental sustainability initiatives. Individually and collectively, these initiatives support the increased demand for renewable fuels, transportation, energy storage, renewable power, and energy efficiency.

The key driver for renewable energy generation and storage will be increased reliance on renewable energy resources. As renewable penetration increases, the intermittency of these resources can put strain on the power grid if the operator is unable to fully match supply with demand. This strain can lead to an inability to supply power when it is needed and increase costs to consumers.

Competition

We believe we are the first concentrated solar company to develop technologies that have demonstrated capability to concentrate sunlight to produce heat at temperatures reaching 1,000 degrees centigrade, made possible by our first-of-a-kind ability to achieve 1/36th degree mirror accuracy. We have patented the most valuable parts of our technology at each stage of development. We continue to develop and maintain our knowledge base (both patented and not), which we believe provides us with a substantial strategic head start and competitive advantage against competition in the concentrated solar power and energy storage spaces.

We have experienced, and expect to continue to experience, strong competition from a number of alternative providers of energy technology, particularly as the economy increasingly shifts towards low-emission, zero-emission or carbon neutral solutions. New technologies may enter the market that may have additional or superior advantages to our future offerings. Although such technologies may not all be in commercial production today, they may in the future offer solutions that become competitive with our expected offerings.

Business Combination and Public Company Costs

On July 6, 2021, Heliogen, Athena, and HelioMax Merger Sub entered into the Business Combination Agreement pursuant to which Heliogen will be merged with and into HelioMax Merger Sub, with Heliogen surviving the Merger. After giving effect to the Merger, Athena will own, directly or indirectly, all of the issued and outstanding equity interests of Heliogen and its subsidiaries and will become New Heliogen. Heliogen equity holders will hold a majority of the common stock of New Heliogen following the Business Combination. Heliogen will be deemed the accounting predecessor and the combined entity will be the successor registrant with the Securities and Exchange Commission (“SEC”), meaning that Heliogen’s consolidated financial statements for previous periods will be disclosed in Athena’s future periodic reports filed with the SEC.

Subject to the terms and conditions of the Business Combination Agreement, the consideration to be received by Heliogen equity holders, including 47.6 million shares issuable for Heliogen’s outstanding stock options and unvested restricted shares, in exchange for the cancellation of Heliogen Common Stock following the Business Combination is, on a pro forma basis, approximately 202.5 million shares of Athena Common Stock, valued at $10.00 per share for total merger consideration of approximately $2.02 billion. The number of Athena shares and total merger consideration are subject to certain adjustments outlined in the Business Combination Agreement whereby the actual number of shares or total merger consideration could be above or below the 185.0 million shares of Athena Common Stock and $1.85 billion, respectively. These shares will be allocated pro-rata among the holders of Heliogen Common Stock on a fully-diluted and as-converted to Heliogen Common Stock basis, including the number of shares of Heliogen Common Stock issuable upon conversion of the Heliogen Preferred Stock and SAFE Instruments and the number of shares of Heliogen Common Stock subject to outstanding options or restricted shares. In addition, as part of the Business Combination, certain investors have agreed to subscribe for and purchase an aggregate of $165.0 million of common stock pursuant to the PIPE Financing.

While the legal acquirer in the Business Combination Agreement is Athena, for financial accounting and reporting purposes under U.S. GAAP, Heliogen will be the accounting acquirer and the Business Combination will be accounted for as a “reverse recapitalization.” A reverse recapitalization (i.e., a capital transaction involving the issuance of stock by Athena for the stock of Heliogen) does not result in a new basis of accounting, and the consolidated financial statements of the combined entity represent the continuation of the consolidated financial statements of Heliogen in many respects. Accordingly, the consolidated assets, liabilities and results of operations of Heliogen will become the historical consolidated financial statements of New Heliogen, and Athena’s assets, liabilities and results of operations will be consolidated with Heliogen beginning on the acquisition date. Operations prior to the Business Combination will be presented as those of Heliogen in future reports. The net assets of Athena will be recognized at historical cost (which is expected to be consistent with carrying value), with no goodwill or other intangible assets recorded upon execution of the Business Combination.

Upon consummation of the Business Combination and the closing of the PIPE Investment, the most significant change in Heliogen’s future reported financial position and results of operations is expected to be an estimated increase in cash and cash equivalents (as compared to Heliogen’s condensed consolidated balance sheet as of September 30, 2021) of approximately $164.1 million, assuming maximum stockholder redemptions of approximately 22.3 million Athena Common Stock, or $386.7 million, assuming no redemptions, and, in each case, including $165.0 million in gross proceeds from the PIPE Financing by the PIPE Investors. Total direct and incremental transaction costs of Athena and Heliogen are estimated at approximately $30.0 million and will be treated as a reduction of the cash proceeds of which $14.0 million will be deducted from New Heliogen’s additional paid-in capital. See the section titled “Unaudited Pro Forma Condensed Combined Financial Statements” for more information on New Heliogen’s Pro Forma financial position and results of operations.

Following the Business Combination, Heliogen will become the successor to an SEC-registered and NYSE-listed company which will require New Heliogen to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. New Heliogen expects to incur additional annual expenses as a result of being a public company for, among other things, directors’ and officers’ liability insurance, director fees and professional services for audit, legal and other customary services required of a public company. New Heliogen will be classified as an Emerging Growth Company, as defined under the JOBS Act providing New Heliogen with certain reporting, disclosure and regulatory relief.

Components of Our Results of Operations

Revenue

We recognize revenue over time using the incurred costs method for our engineering and design services, in which significant judgment is required to evaluate assumptions including the amount of net contract revenues and the total estimated costs to determine our progress toward contract completion. If the estimated total costs on any contract are greater than the net contract revenues, we recognize the entire estimated loss in the period the loss becomes known and estimable.

Our current and future contracts with customers may include multiple promised goods and services. In such cases, we identify performance obligations by evaluating whether the promised goods and services are capable of being distinct within the context of the contract at contract inception. Promised goods and services that are not distinct at contract inception are combined. Once we identify the performance obligations, we determine a transaction price based on contractual amounts and an estimate of variable consideration. We allocate the transaction price to each performance obligation based on the relative stand-alone selling price (“SSP”) maximizing the use of observable inputs. Judgment is exercised to determine the SSP of each distinct performance obligation.

Cost of Sales

Cost of sales consists primarily of direct labor and direct external vendor costs related to our revenue contracts. No allocation of depreciation and amortization has been recognized due to the nature of work being performed and the impact would be immaterial.

Selling, General and Administrative Expense

Selling, general, and administrative (“SG&A”) expense consists primarily of salaries and other personnel-related costs, professional fees, insurance costs, and other business development and selling expenses.

Research and Development Expense

Research and development (“R&D”) expense consists primarily of salaries and other personnel-related costs; the cost of products, materials, and outside services used in our R&D activities.

Other Income (Expense), net

Other income (expense), net is primarily comprised of realized interest income on our available-for-sale securities, losses on our preferred warrant liability and SAFE Instruments remeasurement and other miscellaneous items.

Interest Expense

Interest expense consists primarily of interest recognized per the terms of the Company’s financing obligation, related to the Payment Protection Program (PPP) loan sponsored by the Small Business Administration. The PPP loan has been repaid by Heliogen.

Results of Operations

Comparison of the Nine Months Ended September 30, 2021 and 2020

	Nine Months Ended September 30,
In thousands, except percentages	2021	2020	$ Change	% Change
Revenue	$3,563	$200	$3,363	1,682%
Cost of sales	2,736	417	2,319	556%
Gross profit (loss)	827	(217)	1,044	481%

Operating expenses:
Selling, general, and administrative	15,099	2,107	12,992	617%
Research and development	8,891	2,140	6,751	315%
Total operating expenses	23,990	4,247	19,743	465%
Operating loss	(23,163)	(4,464)	(18,699)	419%

Other income (expense):
Interest expense	(1)	(2)	1	(50)%
SAFE instruments remeasurement	(62,993)	—	(62,993)	100%
Warrant remeasurement	(2,604)	(1)	(2,603)	260,300%
Other income	96	80	16	20%
Loss before income taxes	(88,665)	(4,387)	(84,278)	1,921%
Provision for income taxes	—	—	—	—%
Net loss	(88,665)	(4,387)	(84,278)	1,921%
Other comprehensive loss, net of taxes
Losses on available-for-sale securities	(7)	—	(7)	100%
Cumulative translation adjustment	(57)	—	(57)	100%
Total comprehensive loss	$(88,729)	$(4,387)	$(84,342)	1,923%

Revenue and Gross Profit (Loss)

During the nine months ended September 30, 2021, the Company recognized revenue of $3.6 million and $0.8 million gross profit associated with engineering and design services provided to a non-governmental customer, compared to revenue of $0.2 million and a gross loss of $0.2 million for the same period in 2020. The revenue contract in 2021 is different in scope and nature of work than the contract in 2020. The 2020 contract incurred a gross loss for the year ended December 31, 2020 due to cost overruns near the completion of the work, which is not expected to recur with the 2021 contract.

Selling, General, and Administrative Expense

SG&A increased approximately $13.0 million, from $2.1 million for the nine months ended September 30, 2020 to $15.1 million for the comparable 2021 period. The increase was primarily driven by the Company’s growth to support commercial operations, resulting in higher headcount and related employee expenses of approximately $5.7 million, professional and consulting services to support accounting and public company readiness endeavors of $4.4 million, office related expenses of $1.9 million, marketing expenses of $0.5 million, and miscellaneous expenses (i.e. severance, accounting service fees, bank charges, etc.) of $0.5 million.

Research and Development Expense

R&D expense increased $6.8 million, from $2.1 million for the nine months ended September 30, 2020 to $8.9 million for the comparable 2021 period. The increase was primarily due to staffing of personnel and related consulting support services associated with the Company’s efforts to ramp up its commercial-scale offering.

SAFE Instruments Remeasurement

In the first half of 2021, we entered into financing transactions with third-party investors in connection with a private round of funding to provide investors an opportunity to convert into common or preferred stock, upon defined triggering events. The SAFE Instruments are measured at fair value at each reporting period and the Company recognized a loss of $63.0 million on the remeasurement during the nine months ended September 30, 2021. Refer to Note 13 in Heliogen, Inc. — Condensed Consolidated Financial Statements for the nine months ended (Unaudited) September 30, 2021 for significant inputs to the valuation as of September 30, 2021.

Warrant Remeasurement

The Company incurred a $2.6 million loss during the nine months ended September 30, 2021 related to the change in valuation on our preferred warrant liability, compared to a loss of $1.0 thousand during the comparable period for 2020. Refer to Note 13 in Heliogen, Inc. — Condensed Consolidated Financial Statements for the nine months ended (Unaudited) September 30, 2021 for significant inputs to the valuation as of September 30, 2021.

Comparison of the Year Ended December 31, 2020 to December 31, 2019

	Years ended December 31,
In thousands, except percentages	2020	2019	$ Change	% Change
Revenue	$200	$—	$200	100%
Cost of sales	417	—	417	100%
Gross loss	(217)	—	(217)	100%
Operating expenses:
Selling, general, and administrative	3,719	2,690	1,029	38%
Research and development	3,583	4,702	(1,119)	(24)%
Total operating expenses	7,302	7,392	(90)	(1)%
Operating loss	(7,519)	(7,392)	(127)	2%

Other income (expense):
Interest expense	(3)	—	(3)	(100)%
Warrant remeasurement	(7)	(21)	14	(67)%
Other income	92	83	9	11%
Loss before income taxes	(7,437)	(7,330)	(107)	1%
Provision for income taxes	—	—	—	—%
Net loss	$(7,437)	$(7,330)	$(107)	1%

Revenue and Gross Loss

During the year ended December 31, 2020, as commercial operations commenced, the Company recognized revenue of $0.2 million and incurred a gross loss of $0.2 million associated with engineering and design services provided to a non-governmental customer, compared to the pre-revenue stage for the same period for 2019.

Selling, General, and Administrative Expense

SG&A increased $1.0 million, from $2.7 million for the year ended December 31, 2019 to $3.7 million for the comparable 2020 period. The 38% increase was primarily driven by a $0.5 million increase in business development, marketing and advertising costs associated with the Company’s efforts to promote growth, as well as a $0.1 million increase in related personnel costs.

Research and Development Expense

R&D expense decreased $1.1 million, from $4.7 million for the year ended December 31, 2019 to $3.6 million for the comparable 2020 period. The 24% decrease was due primarily to the greater R&D efforts towards the company’s first demonstration facility completed in November 2019, resulting in overall higher R&D costs in 2019 compared to 2020.

Liquidity and Capital Resources

Heliogen’s principal source of liquidity has historically been proceeds from private investors through, the SAFE Instruments, preferred stock, and common stock. Heliogen began recognizing revenue in 2020 and is in the process of negotiating further revenue contracts with customers. Our principal uses of cash are for selling, general and administrative expenses and R&D expenditures in support of Heliogen’s development of its technology and growth efforts. To date, Heliogen has not had any bank debt and has no material outstanding debt on the balance sheet. Total liquidity for Heliogen, including cash and cash equivalents and available-for-sale investments, totaled $77 million and $18 million as of September 30, 2021 and December 31, 2020, respectively.

Following the Business Combination, on a pro forma basis, New Heliogen’s total liquidity, including cash and cash equivalents and available-for-sale investments, will be $463.7 million, assuming no redemptions of Athena’s Common Stock, or $241.1 million, assuming maximum redemptions of Athena’s Common Stock. We believe the pro forma liquidity should provide New Heliogen the ability to continue its current R&D efforts and development of its first commercial facilities. However, we could potentially use these available financial resources sooner than expected due to delays in project execution or higher than anticipated costs and, thus we may need to incur additional indebtedness or issue additional equity to meet our operating needs. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital or generate cash flows necessary to expand our operations and invest in developing our new technologies, this could reduce our ability to compete successfully and harm our business, growth and results of operations. The Company’s future capital requirements and the adequacy of available funds will depend on many factors, including those set forth in the section titled “Risk Factors.”

Summary of Cash Flows

A summary of the Company’s cash flows from operating, investing and financing activities is presented in the following table:

	Years Ended December 31,		Nine Months Ended September 30,
In thousands	2020	2019	2021	2020
Net cash used in operating activities	$(7,002)	$(6,263)	$(18,147)	$(4,231)
Net cash used in investing activities	(294)	(442)	(40,459)	(214)
Net cash provided by financing activities	10,685	14,755	81,898	10,675
Cash and cash equivalents, beginning of period	14,945	6,895	18,334	14,945
Cash, cash equivalents and restricted cash, end of period	$18,334	$14,945	$41,626	$21,175

Net Cash from Operating Activities

Net cash used in operating activities increased to $7.0 million for the year ended December 31, 2020 compared to $6.3 million net cash used for the year ended December 31, 2019, primarily driven by Heliogen’s ramp-up of operations that accelerated near the end of 2020. Specifically, the change was driven by a $0.4 million increase in prepaid and other current assets resulting from deposits with third-parties and revised insurance policies and a $0.3 million increase in trade payables resulting from increased costs being incurred at the end of 2020. See preceding discussions just under Liquidity and Capital Resources for additional information regarding the Company’s principal uses for cash in operating activities.

Net cash used in operating activities was $18.1 million for the nine months ended September 30, 2021 compared to $4.2 million cash used for the nine months ended September 30, 2020, resulting in a $13.9 million increase in use of operating cash, driven primarily by higher operating costs of $16.4 million, net of changes in accruals, in 2021 compared to 2020 due to Heliogen’s ramp-up of operations and increases in headcount, $1.5 million in cash paid as deposits to third parties for feasibility studies associated with ongoing project development activities and the new Pasadena, California, and $1.5 million in restricted cash in connection with our Long Beach, California office leases. These increases were offset by cash receipts of $5.1 million associated with our 2021 engineering and design contract.

Net Cash from Investing Activities

Cash used in investing activities was $0.3 million and $0.4 million for years ended December 31, 2020 and 2019, respectively, and represent purchases and installation of R&D equipment as well as leasehold improvements to our facilities.

For the nine months ended September 30, 2021, cash used in investing activities was $40.5 million and consisted of cash paid for available-for-sale investments of $41.6 million, investment in HelioHeat, net of acquired cash $1.7 million offset by maturities of available-for-sale investments of $4.3 million. Cash used in investing activities for the nine months ended September 30, 2020 was $0.2 million and primarily represents leasehold improvements to our facilities.

Net Cash from Financing Activities

Cash provided by financing activities totaled $10.7 million for the year ended December 31, 2020 and was primarily due to $10.2 million cash received from the issuance of preferred stock and $0.4 million cash received from the PPP loan.

Cash provided by financing activities totaled $14.8 million for the year ended December 31, 2019 and was primarily due to $14.7 million cash received from the issuance of preferred stock.

Cash provided by financing activities totaled $81.9 million for the nine months ended September 30, 2021, driven by $83.4 million of cash received from the issuance of the SAFE Instruments and $0.4 million cash received from the exercise of stock options slightly offset by $0.4 million for repayment of the PPP loan received in 2020.

Cash provided by financing activities totaled $10.7 million for the nine months ended September 30, 2020, primarily related to $10.2 million of cash received from the issuance of preferred stock.

Contractual Obligations and Commitments

The Company’s contractual obligations consist primarily of long-term operating leases. This contractual obligation impacts the Company’s short-term and long-term liquidity and capital needs. The table below is presented as of September 30, 2021.

	Payments Due by Period
In thousands	Total	Less than 1 Year(1)	1-3 Years	3-5 Years	More than 5 years
Operating lease	$24,196	$669	$5,441	$5,343	$12,743

____________

(1)      The period less than 1 year represents remaining obligations in 2021, as of September 30, 2021.

____________

Off-Balance Sheet Arrangements

As of September 30, 2021, we are not a party to any off-balance sheet arrangements, including guarantee contracts, retained or contingent interests, or unconsolidated variable interest entities that either have, or are reasonably likely to have, a current or future material effect on our consolidated financial statements.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (“U.S. GAAP”) requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Although these estimates are based on the Company’s knowledge of current events and actions the Company may undertake in the future, actual results could differ from those estimates and assumptions.

Revenue Recognition

We recognize revenue over time as work is performed using the incurred costs method, which we believe is the method that most accurately reflects our progress toward satisfaction of the performance obligation. Under this method, revenue arising from fixed-price contracts is recognized as work is performed based on the ratio of costs incurred to date to the total estimated costs at completion of the performance obligations.

Incurred costs include all direct material, labor, and subcontract costs, and those indirect costs related to contract performance, such as indirect labor, supplies, and tools. Cost-based input methods of revenue recognition require us to make estimates of net contract revenues and costs to complete the projects. In making such estimates, significant judgment is required to evaluate assumptions related to the amount of net contract revenues, including the impact of any performance incentives, liquidated damages, and other payments to customers. Significant judgment is also required to evaluate assumptions related to the costs to complete the projects, including materials, labor, contingencies, and other system costs. If the estimated total costs on any contract are greater than the net contract revenues, we recognize the entire estimated loss in the period the loss becomes known and can be reasonably estimated.

Share-Based Compensation

We estimate the fair value of our stock option awards using the Black-Scholes option pricing model, which requires the input of subjective assumptions, including the fair value of our common stock, expected term, expected volatility, risk-free interest rate and expected dividends, which are described in greater detail below.

Expected Term — The expected term of the options represents the average period the stock options are expected to remain outstanding.

Expected Volatility — Since the Company is not a public company and does not have any trading history for its common stock, the expected volatility is based on the historical volatilities of the common stock of comparable publicly traded companies.

Risk-Free Interest Rate — The risk-free interest rate is based on the yield of zero-coupon U.S. Treasury notes as of the grant date with maturities commensurate with the expected term of the awards.

Expected Dividends — The expected dividends assumption is based on the expectation of not paying dividends in the foreseeable future; therefore, we used an expected dividend yield of zero.

Assumptions used in applying the Black-Scholes option-pricing model to determine the estimated fair value of stock options granted involve inherent uncertainties and the application of judgment. As a result, if factors or expected outcomes change and significantly different assumptions or estimates are used, the expenses related to our equity-based compensation could be materially different.

Emerging Growth Company Status

Athena is an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, and has elected to take advantage of the benefits of the extended transition period for new or revised financial accounting standards. Following the consummation of the Business Combination, New Heliogen expects to remain an emerging growth company at least through the end of the 2021 fiscal year and New Heliogen expects to continue to take advantage of the benefits of the extended transition period, although it may decide to early adopt such new or revised accounting standards to the extent permitted by such standards. New Heliogen expects to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and non-public companies until the earlier of the date New Heliogen (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. This may make it difficult or impossible to compare New Heliogen’s financial results with the financial results of another public company that is either not an emerging growth company or is an emerging growth company that has chosen not to take advantage of the extended transition period exemptions because of the potential differences in accounting standards used. See Note 2 of the accompanying audited consolidated financial statements and unaudited condensed consolidated financial statements of Heliogen included elsewhere in this proxy statement/prospectus for the recent accounting pronouncements adopted and the recent accounting pronouncements not yet adopted for the years ended December 31, 2020, and 2019 and for the nine months ended September 30, 2021.

In addition, New Heliogen intends to rely on the other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an emerging growth company, New Heliogen intends to rely on such exemptions, New Heliogen is not required to, among other things: (a) provide an auditor’s attestation report on New Heliogen’s system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act; (b) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act; (c) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis); and (d) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive Officer’s compensation to median employee compensation.

New Heliogen will remain an emerging growth company under the JOBS Act until the earliest of (a) December 31, 2025, (b) the last date of New Heliogen’s fiscal year in which it has total annual gross revenue of at least $1.07 billion, (c) the date on which New Heliogen is deemed to be a “large accelerated filer” under the rules of the SEC with at least $700.0 million of outstanding securities held by non-affiliates or (d) the date on which New Heliogen has issued more than $1.0 billion in non-convertible debt securities during the previous three years.

Quantitative and Qualitative Disclosures about Market Risks

Foreign Currency Risk

Heliogen is not exposed to material levels of risk from fluctuations in exchange rate between other currencies and the U.S. dollar, as our current contracts are denominated primarily in the U.S. Dollar.

MANAGEMENT AFTER THE BUSINESS COMBINATION

Executive Officers and Directors After the Business Combination

Upon the consummation of the Business Combination, the business and affairs of New Heliogen will be managed by or under the direction of the New Heliogen Board. The following table sets forth the name, age and position of each of the expected directors and executive officers of New Heliogen upon consummation of the Business Combination as of the date hereof:

Name	Age	Position
Executive Officers
Bill Gross	63	Chief Executive Officer; Director
Christie Obiaya	38	Chief Financial Officer
Steve Schell	42	Chief Technology Officer and Chief Engineer

Non-Employee Directors
Phyllis W. Newhouse(2)	58	Director
Stacey Abrams(3)	47	Director
Paddy Padmanathan(2)	63	Director
Julie M. Kane(1)(3)	63	Director
Robert Kavner(1)(3)	78	Director
David Crane(1)(2)	62	Director

____________

(1)      Member of the New Heliogen audit committee, effective upon the consummation of the Business Combination.

(2)      Member of the New Heliogen compensation committee, effective upon the consummation of the Business Combination.

(3)      Member of the New Heliogen nominating and corporate governance committee, effective upon the consummation of the Business Combination.

Executive Officers

Bill Gross.    Upon consummation of the Business Combination, Mr. Gross will serve as New Heliogen’s Chief Executive Officer and chairman of the New Heliogen Board. Mr. Gross has served as CEO of Heliogen, Inc. since January 2016 and was also CEO from May 2013 to January 2015. Mr. Gross has also been a Director of Heliogen since April 2013 and was appointed chairman of the board of directors in January 2015. Mr. Gross has served as CEO and the chairman of the board of directors of Idealab Studio, LLC since January 1, 2018. Mr. Gross also served as CEO of Idealab, a technology incubator he founded, from February 1996 to December 31, 2017. Mr. Gross has more than 40 years of experience in conceiving and starting new technology companies, including GoTo.com/Overture.com, Energy Vault, Inc., Carbon Capture, Inc., and CarsDirect.com/Internet Brands, Inc.  In addition to continuing to serve as Idealab’s board chairman since 1996, Mr. Gross serves on the boards of directors of numerous companies and is also a member of the Board of Trustees of Caltech and the Art Center College of Design. He holds a B.S. from the California Institute of Technology.

Mr. Gross is qualified to serve on the New Heliogen Board based on his substantial business, leadership and management experience.

Christie Obiaya.    Christie Obiaya has been Chief Financial Officer (CFO) at Heliogen, Inc. since March 2021. Prior to joining Heliogen, Ms. Obiaya held roles as CFO and head of strategy for Bechtel Energy. Ms. Obiaya graduated from MIT with a B.S. in Chemical Engineering and an MBA from MIT Sloan School of Management.

Steven Schell.    Steve Schell has been Chief Technology Officer and Chief Engineer at Heliogen, Inc. since February 2020. Previously, Mr. Schell was Heliogen’s Vice President of Engineering from February 2018 to February 2020. Prior to joining Heliogen, Mr. Schell was the CEO and Co-Founder of New Matter from January 2014 to February 2018. Mr. Schell graduated from Caltech with a B.S. in Mechanical Engineering and has spent 20 years in new technology and product development ranging from robotics to 3D printing to solar energy.

Non-Employee Directors

Phyllis Newhouse.    Phyllis Newhouse is an entrepreneur, retired military senior non-commissioned officer, mentor, founder and Chief Executive Officer of XtremeSolutions, Inc., an Atlanta-based cybersecurity firm (“XSI”), and a founder of ShoulderUp, a nonprofit organization dedicated to connecting and supporting women on their entrepreneurial journeys.

XSI offers services to organizations in both government and private sectors. While serving in the United States Army on various assignments, Ms. Newhouse always focused on national security. Ms. Newhouse worked on several projects, which outlined the Cyber Espionage Task Force. After her service in the army, Ms. Newhouse decided to shift her focus to entrepreneurship and founded XSI in 2002. Today, XSI offers a wide range of IT expertise and provides industry leading, state-of-the-art information technology and cybersecurity services and solutions. XSI has employees in 42 states, with 40% of its workforce made up of veterans.

Ms. Newhouse leverages over 30 years of experience to identify, invest in and mature differentiated technology teams. Ms. Newhouse currently serves on the board of directors for multiple cybersecurity product companies and technology organizations, such as Technology Association of Georgia and Business Executives for National Security. She also serves on the executive board and is a member of the Women President Organization. Ms. Newhouse also serves on the Board of Directors of Girls Inc., a nonprofit organization that encourages all girls to be “Strong, Smart, and Bold.” In April 2021, Ms. Newhouse joined the Board of Directors of Sabre GLBL Inc.

Ms. Newhouse is known as a pioneer in cybersecurity. She has received numerous awards as an industry thought leader. In 2017, Ms. Newhouse became the first woman to win an Ernst & Young Entrepreneur of The Year® award in the technology category. Additionally, XSI received inclusion in the Inc. 5000 list in 2013, 2014, and 2017 and has been recognized as one of Women’s Presidents’ Organization’s 50 Fastest Growing Women-Owned Companies in the U.S. consecutively for the past eight years.

In 2019, alongside Academy Award-winning actress Viola Davis, Ms. Newhouse founded ShoulderUp, a nonprofit organization dedicated to connecting and supporting women on their entrepreneurial journeys. Ms. Newhouse received her A.A. in Liberal Arts Science from Saint Leo College and her Honorary Doctor of Philosophy from CICA International University.

Stacey Abrams.    Ms. Abrams serves as the chief executive officer of Sage Works Production, Inc. In addition, Ms. Abrams has served as the founder and executive director of Southern Economic Advancement Project since 2019. From 2007 to 2017, Ms. Abrams served as a State Representative of the Georgia General Assembly and as the minority leader from 2011 to 2017. She has been the chief executive officer of Sage Works, LLC since September 2002. She previously served as the chief executive officer of the Third Sector Development from August 1998 until March 2019, as Senior Vice President of NOWaccount Network Corporation from 2010 to 2016. Ms. Abrams received a B.A. in Interdisciplinary Studies from Spelman College, a Master of Public Affairs from the University of Texas Lyndon B. Johnson School of Public Affairs, and a J.D. from Yale University.

Paddy Padmanathan.    Paddy Padmanathan is a seasoned engineering and energy expert with over 40 years of experience. He is the President and CEO of ACWA Power, having spearheaded its expansion from a startup in 2006 to a leading private developer, owner and operator of power generation and desalinated water production plants today.

Prior to joining ACWA Power, Mr. Padmanathan was Vice President and Corporate Officer at Black and Veatch, where he was responsible for developing privately financed power, water and wastewater projects in over a dozen countries. Before that, Mr. Padmanathan was the Chief Executive of Black & Veatch Africa Limited and an Executive Director of Burrow Binnie International Ltd. Mr. Padmanathan began his career as an Engineer at John Burrow and Partners Overseas.

Mr. Padmanathan holds a degree in Engineering from the University of Manchester, United Kingdom, and in addition to his executive responsibilities at ACWA Power, also serves on the board of directors of several companies involved in power and water development across the globe, including BESIX, XLink Ltd and Desolenator BV.

Julie M. Kane.    Julie M. Kane has served as a director of SIGA Technologies, Inc. (“SIGA”) since May 2019. She currently chairs SIGA’s Compensation Committee and formerly chaired SIGA’s Nominations and Corporate Governance Committee. She is currently an independent consultant in the aviation industry. Ms. Kane is the former

Senior Vice President, Chief Ethics and Compliance Officer, and Deputy General Counsel of PG&E Corporation (2015-2020). Prior to joining PG&E Corporation in 2015, Ms. Kane worked at Avon Products, Incorporated as Vice President and General Counsel of Avon North America and Corporate Legal Functions. Prior to joining Avon in 2013, Ms. Kane held a number of senior roles with Novartis Corporation and its affiliates over a 25-year period. Ms. Kane is a member of the Board of Directors of the Ethics Resource Center in Washington, D.C., and formerly served on the Board of Governors of the Commonwealth Club of California. Ms. Kane holds an undergraduate degree in political science from Williams College and a law degree from the University of San Francisco School of Law. Ms. Kane is a member of the California state bar. Ms. Kane’s decades of experience spanning several industries, including pharmaceuticals, chemicals and agribusiness, beauty, direct-selling and dual-fuel utilities, along with her experience in environmental, social and governance matters, provides our Board with valuable insight into many aspects of our business.

Robert Kavner.    Since 1995, Robert Kavner has been an independent venture capital investor focusing on investments in technology companies. From January 1996 through December 1998, Mr. Kavner served as president and chief executive officer of On Command Corporation, a provider of on-demand video systems for the hospitality industry. From 1984 to 1995, Mr. Kavner held several senior management positions at AT&T, including senior vice president, chief financial officer and chief executive officer of Multimedia Products and Services Group and chairman of AT&T Venture Capital Group. Mr. Kavner also served as a member of AT&T’s executive committee. Prior to joining AT&T, Mr. Kavner was a partner of PricewaterhouseCoopers. Mr. Kavner currently serves on the boards of directors of a number of privately-held companies, including several early stage companies. He has previously served on the board of directors of a number of public companies, including serving as chairman of Earthlink Networks, CitySearch, Overture, and Pandora Media, and as a member of the boards of Sun Microsystems, Philips Telecommunications, Fleet Bank of Boston, Tandem Computers, and Duracell International. Mr. Kavner received a B.B.A. from Adelphi University and attended the Advanced Management Program at the Amos Tuck School at Dartmouth College.

David Crane.    Mr. Crane has been the CEO at Climate Real Impact Solutions, a family of climate/sustainability-focused special purpose acquisition corporations, since August 2020. Previously, Mr. Crane was CEO of NRG from 2003 to 2015, leading the company from chapter 11 to the Fortune 200. Mr. Crane pioneered the yieldco asset class with the IPO of NRG Yield in July 2013. Mr. Crane also led NRG to the forefront of next-generation clean energy development through large scale initiatives in utility scale renewables (now Clearway), residential solar, post-combustion carbon capture (Petra Nova) and DC fast charging (EVGO). Prior to NRG, Mr. Crane was first COO and then CEO of International Power Plc, a UK-domiciled FTSE-100 company from 2000 to 2003.

During Mr. Crane’s tenure, NRG won numerous industry, community, and environmental awards, including multiple “transaction of the year” awards. Mr. Crane was named Energy Industry “CEO of the Year” by EnergyBiz in 2010, top CEO in the electric utility sector by Institutional Investor in 2011 and “Entrepreneur of the Year” by Ernst & Young in 2010. Mr. Crane was also awarded the Corporate Environmental Leadership award by GlobalGreen in 2014 and the Equinox Solar Champion Award and The C.K. Prahalad Award for Global Sustainability Business Leadership, both in 2015.

Mr. Crane also serves on the Boards of Directors of the Saudi Electricity Company, the national electricity company of Saudi Arabia, Tata Steel and JERA, a power generation joint venture between Tokyo Electric and Chubu Electric. He also serves on the not-for-profit Boards of Elemental Excelerator, The Climate Group NA, as well as being a B Team Leader, where he chairs the B Team’s Net Zero Initiative. Through his public advocacy and his writings, including his seminal 2014 Letter to Shareholders, Mr. Crane has set forth the case for the leading role to be played by the private sector and transformational capitalism more generally in combating climate change, which he calls the “moral imperative of our time”. Mr. Crane graduated with a A.B. from Princeton University and a J.D. from Harvard Law School.

Board Composition

New Heliogen’s business and affairs will be organized under the direction of the New Heliogen Board. We anticipate that the New Heliogen Board will consist of seven members upon the consummation of the Business Combination. Bill Gross will serve as Chairman of the New Heliogen Board. The primary responsibilities of the New Heliogen Board will be to provide oversight, strategic guidance, counseling and direction to New Heliogen’s management. The New Heliogen Board will meet on a regular basis and additionally as required.

In accordance with the terms of the Second Amended and Restated Certificate of Incorporation, which will be effective upon the consummation of the Business Combination, the New Heliogen Board will be divided into three classes, Class I, Class II and Class III, with only one class of directors being elected in each year and each class serving a three-year term. Except with respect to the election of directors at the special meeting pursuant to Proposal No. 6 — The Election of Directors Proposal, the Class I directors will be elected to an initial one-year term (and three-year terms subsequently), the Class II directors will be elected to an initial two-year term (and three-year terms subsequently) and the Class III directors will be elected to an initial three-year term (and three-year terms subsequently). There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors. The New Heliogen Board will be divided into the following classes:

•        Class I, which Heliogen and the Company anticipate will consist of Phyllis W. Newhouse and Paddy Padmanathan, whose terms will expire at New Heliogen’s first annual meeting of stockholders to be held after the completion of this offering;

•        Class II, which Heliogen and the Company anticipate will consist of Stacey Abrams and David Crane, whose terms will expire at New Heliogen’s second annual meeting of stockholders to be held after the completion of this offering; and

•        Class III, which Heliogen and the Company anticipate will consist of Bill Gross, Robert Kavner and Julie M. Kane, whose terms will expire at New Heliogen’s third annual meeting of stockholders to be held after the completion of this offering.

At each annual meeting of stockholders to be held after the initial classification, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following their election and until their successors are duly elected and qualified. This classification of the New Heliogen Board may have the effect of delaying or preventing changes in New Heliogen’s control or management. New Heliogen’s directors may be removed for cause by the affirmative vote of the holders of at least a majority of New Heliogen’s voting stock.

Director Independence

Upon the consummation of the Business Combination, the New Heliogen Board is expected to determine that each of the directors on the New Heliogen Board other than Bill Gross will qualify as independent directors, as defined under the listing rules of The New York Stock Exchange (the “NYSE listing rules”), and the New Heliogen Board will consist of a majority of “independent directors,” as defined under the rules of the SEC and NYSE listing rules relating to director independence requirements. In addition, New Heliogen will be subject to the rules of the SEC and New York Stock Exchange (“NYSE”) relating to the membership, qualifications and operations of the audit committee, as discussed below.

Role of the New Heliogen Board in Risk Oversight/Risk Committee

Upon the consummation of Business Combination, one of the key functions of the New Heliogen Board will be informed oversight of New Heliogen’s risk management process. The New Heliogen Board does not anticipate having a standing risk management committee, but rather anticipates administering this oversight function directly through the New Heliogen Board as a whole, as well as through various standing committees of the New Heliogen Board that address risks inherent in their respective areas of oversight. In particular, the New Heliogen Board will be responsible for monitoring and assessing strategic risk exposure and New Heliogen’s audit committee will have the responsibility to consider and discuss New Heliogen’s major financial risk exposures and the steps its management will take to monitor and control such exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The audit committee will also monitor compliance with legal and regulatory requirements. New Heliogen’s compensation committee will assess and monitor whether New Heliogen’s compensation plans, policies and programs comply with applicable legal and regulatory requirements.

Board Committees

Effective upon the consummation of the Business Combination, the New Heliogen Board will establish an audit committee, a compensation committee and a nominating and corporate governance committee. The New Heliogen Board will adopt a charter for each of these committees, which will comply with the applicable requirements of current NYSE rules. New Heliogen intends to comply with future requirements to the extent they will be applicable to New Heliogen. Following the consummation of the Business Combination, copies of the charters for each committee will be available on the investor relations portion of New Heliogen’s website.

Audit Committee

New Heliogen’s audit committee will consist of Robert Kavner, David Crane and Julie M. Kane. The New Heliogen Board has determined that each of the members of the audit committee will satisfy the independence requirements of NYSE and Rule 10A-3 under the Exchange Act. Each member of the audit committee can read and understand fundamental financial statements in accordance with NYSE audit committee requirements. In arriving at this determination, the New Heliogen Board examined each audit committee member’s scope of experience and the nature of their prior and/or current employment.

Robert Kavner will serve as the chair of the audit committee. The New Heliogen Board determined that Robert Kavner qualifies as an audit committee financial expert within the meaning of SEC regulations and meets the financial sophistication requirements of NYSE listing rules. In making this determination, the New Heliogen Board considered Robert Kavner’s formal education and previous experience in financial roles. Both New Heliogen’s independent registered public accounting firm and management periodically will meet privately with New Heliogen’s audit committee.

The functions of this committee will include, among other things:

•        evaluating the performance, independence and qualifications of New Heliogen’s independent auditors and determining whether to retain New Heliogen’s existing independent auditors or engage new independent auditors;

•        reviewing New Heliogen’s financial reporting processes and disclosure controls;

•        reviewing and approving the engagement of New Heliogen’s independent auditors to perform audit services and any permissible non-audit services;

•        reviewing the adequacy and effectiveness of New Heliogen’s internal control policies and procedures, including the responsibilities, budget, staffing and effectiveness of New Heliogen’s internal audit function;

•        reviewing with the independent auditors the annual audit plan, including the scope of audit activities and all critical accounting policies and practices to be used by New Heliogen;

•        obtaining and reviewing at least annually a report by New Heliogen’s independent auditors describing the independent auditors’ internal quality control procedures and any material issues raised by the most recent internal quality-control review;

•        monitoring the rotation of partners of New Heliogen’s independent auditors on New Heliogen’s engagement team as required by law;

•        prior to engagement of any independent auditor, and at least annually thereafter, reviewing relationships that may reasonably be thought to bear on their independence, and assessing and otherwise taking the appropriate action to oversee the independence of New Heliogen’s independent auditor;

•        reviewing New Heliogen’s annual and quarterly financial statements and reports, including the disclosures contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and discussing the statements and reports with New Heliogen’s independent auditors and management;

•        reviewing with New Heliogen’s independent auditors and management significant issues that arise regarding accounting principles and financial statement presentation and matters concerning the scope, adequacy and effectiveness of New Heliogen’s financial controls and critical accounting policies;

•        reviewing with management and New Heliogen’s auditors any earnings announcements and other public announcements regarding material developments;

•        establishing procedures for the receipt, retention and treatment of complaints received by New Heliogen regarding financial controls, accounting, auditing or other matters;

•        preparing the report that the SEC requires in New Heliogen’s annual proxy statement;

•        reviewing and providing oversight of any related party transactions in accordance with New Heliogen’s related party transaction policy and reviewing and monitoring compliance with legal and regulatory responsibilities, including New Heliogen’s code of ethics;

•        reviewing New Heliogen’s major financial risk exposures, including the guidelines and policies to govern the process by which risk assessment and risk management is implemented; and

•        reviewing and evaluating on an annual basis the performance of the audit committee and the audit committee charter.

The composition and function of the audit committee will comply with all applicable requirements of the Sarbanes-Oxley Act, SEC rules and regulations and NYSE listing rules. New Heliogen will comply with future requirements to the extent they become applicable to New Heliogen.

Compensation Committee

New Heliogen’s compensation committee will consist of David Crane, Paddy Padmanathan and Phyllis W. Newhouse. David Crane will serve as the chair of the compensation committee. The New Heliogen Board has determined that each of the members of the compensation committee will be a non-employee director, as defined in Rule 16b-3 promulgated under the Exchange Act and will satisfy the independence requirements of NYSE. The functions of the committee will include, among other things:

•        reviewing and approving the corporate objectives that pertain to the determination of executive compensation;

•        reviewing and approving the compensation and other terms of employment of New Heliogen’s executive officers;

•        reviewing and approving performance goals and objectives relevant to the compensation of New Heliogen’s executive officers and assessing their performance against these goals and objectives;

•        making recommendations to the New Heliogen Board regarding the adoption or amendment of equity and cash incentive plans and approving amendments to such plans to the extent authorized by the New Heliogen Board;

•        reviewing and making recommendations to the New Heliogen Board regarding the type and amount of compensation to be paid or awarded to New Heliogen non-employee board members;

•        reviewing and assessing the independence of compensation consultants, legal counsel and other advisors as required by Section 10C of the Exchange Act;

•        administering New Heliogen’s equity incentive plans, to the extent such authority is delegated by the New Heliogen Board;

•        reviewing and approving the terms of any employment agreements, severance arrangements, change in control protections, indemnification agreements and any other material arrangements for New Heliogen’s executive officers;

•        reviewing with management New Heliogen’s disclosures under the caption “Compensation Discussion and Analysis” in New Heliogen’s periodic reports or proxy statements to be filed with the SEC, to the extent such caption is included in any such report or proxy statement;

•        preparing an annual report on executive compensation that the SEC requires in New Heliogen’s annual proxy statement; and

•        reviewing and evaluating on an annual basis the performance of the compensation committee and recommending such changes as deemed necessary with the New Heliogen Board.

The composition and function of its compensation committee will comply with all applicable requirements of the Sarbanes-Oxley Act, SEC rules and regulations and NYSE listing rules. New Heliogen will comply with future requirements to the extent they become applicable to New Heliogen.

Nominating and Corporate Governance Committee

New Heliogen’s nominating and corporate governance committee will consist of Julie M. Kane, Stacey Abrams and Robert Kavner. Julie M. Kane will serve as the chair of the nominating and corporate governance committee. The New Heliogen Board has determined that each of the members of New Heliogen’s nominating and corporate governance committee will satisfy the independence requirements of NYSE. The functions of this committee include, among other things:

•        identifying, reviewing and making recommendations of candidates to serve on the New Heliogen Board;

•        evaluating the performance of the New Heliogen Board, committees of the New Heliogen Board and individual directors and determining whether continued service on the New Heliogen Board is appropriate;

•        evaluating nominations by stockholders of candidates for election to the New Heliogen Board;

•        evaluating the current size, composition and organization of the New Heliogen Board and its committees and making recommendations to the New Heliogen Board for approvals;

•        developing a set of corporate governance policies and principles and recommending to the New Heliogen Board any changes to such policies and principles;

•        reviewing issues and developments related to corporate governance and identifying and bringing to the attention of the New Heliogen Board current and emerging corporate governance trends; and

•        reviewing periodically the nominating and corporate governance committee charter, structure and membership requirements and recommending any proposed changes to the New Heliogen Board, including undertaking an annual review of its own performance.

The composition and function of the nominating and corporate governance committee will comply with all applicable requirements of the Sarbanes-Oxley Act, SEC rules and regulations and NYSE listing rules. New Heliogen will comply with future requirements to the extent they become applicable to New Heliogen.

Compensation Committee Interlocks and Insider Participation

None of the intended members of New Heliogen’s compensation committee has ever been an executive officer or employee of New Heliogen. None of New Heliogen’s executive officers currently serve, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more executive officers that will serve as a member of the New Heliogen Board or compensation committee.

Limitation on Liability and Indemnification of Directors and Officers

The Second Amended and Restated Certificate of Incorporation, which will be effective upon consummation of the Business Combination, eliminates New Heliogen’s directors’ liability for monetary damages to the fullest extent permitted by applicable law. The DGCL provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability:

•        for any transaction from which the director derives an improper personal benefit;

•        for any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•        for any unlawful payment of dividends or redemption of shares; or

•        for any breach of a director’s duty of loyalty to the corporation or its stockholders.

If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of New Heliogen’s directors will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

The Second Amended and Restated Certificate of Incorporation requires New Heliogen to indemnify and advance expenses to, to the fullest extent permitted by applicable law, its directors, officers and agents. New Heliogen plans to maintain a directors’ and officers’ insurance policy pursuant to which New Heliogen’s directors and officers are insured against liability for actions taken in their capacities as directors and officers. Finally, the Second Amended and Restated Certificate of Incorporation prohibits any retroactive changes to the rights or protections or increase the liability of any director in effect at the time of the alleged occurrence of any act or omission to act giving rise to liability or indemnification.

In addition, New Heliogen will enter into separate indemnification agreements with New Heliogen’s directors and officers. These agreements, among other things, require New Heliogen to indemnify its directors and officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of their services as one of New Heliogen’s directors or officers or any other company or enterprise to which the person provides services at New Heliogen’s request.

We believe these provisions in the Second Amended and Restated Certificate of Incorporation are necessary to attract and retain qualified persons as directors and officers.

Code of Business Conduct and Ethics for Employees, Executive Officers and Directors

The New Heliogen Board will adopt a Code of Business Conduct and Ethics (the “Code of Conduct”), applicable to all of New Heliogen’s employees, executive officers and directors. The Code of Conduct will be available on New Heliogen’s website at www.Heliogen.com. Information contained on or accessible through New Heliogen’s website is not a part of this proxy statement, and the inclusion of New Heliogen’s website address in this proxy statement/prospectus is an inactive textual reference only. The nominating and corporate governance committee of the New Heliogen Board will be responsible for overseeing the Code of Conduct and must approve any waivers of the Code of Conduct for employees, executive officers and directors. New Heliogen expects that any amendments to the Code of Conduct, or any waivers of its requirements, will be disclosed on its website.

Non-Employee Director Compensation

The New Heliogen Board expects to review director compensation periodically to ensure that director compensation remains competitive such that New Heliogen is able to recruit and retain qualified directors. Following the consummation of the Business Combination, Heliogen intends to develop a board of directors’ compensation program that is designed to align compensation with New Heliogen’s business objectives and the creation of stockholder value, while enabling New Heliogen to attract, retain, incentivize and reward directors who contribute to the long-term success of New Heliogen.

DESCRIPTION OF SECURITIES

We are a Delaware corporation and following the closing of the Business Combination, our affairs will be governed by our Second Amended and Restated Certificate of Incorporation and the DGCL. Pursuant to our Second Amended and Restated Certificate of Incorporation which is being submitted to the stockholders for approval pursuant to Proposal No. 3 in this proxy statement/prospectus, we will be authorized to issue 510,000,000 shares of capital stock, $0.0001 par value each, including 500,000,000 shares of Common Stock and 10,000,000 shares of preferred stock, $0.0001 par value each. The following description summarizes certain terms of our capital stock as set out more particularly in our Second Amended and Restated Certificate of Incorporation. Because it is only a summary, it may not contain all the information that is important to you.

The following summary of the material terms of Athena Technology Acquisition Corp. securities following the Business Combination is not intended to be a complete summary of the rights and preferences of such securities. The full text of the proposed Second Amended and Restated Certificate of Incorporation is attached as Annex G to this proxy statement/prospectus. We urge you to read our Second Amended and Restated Certificate of Incorporation in its entirety for a complete description of the rights and preferences of Athena Technology Acquisition Corp. securities following the Business Combination.

Common Stock

After the date of the Business Combination, on a pro forma basis, we estimate there will be 209.5 million shares of Common Stock outstanding.

Holders of our Common Stock are and will continue to be entitled to one vote for each share held on all matters to be voted on by stockholders. Unless specified in our Second Amended and Restated Certificate of Incorporation, or as required by applicable provisions of the DGCL or applicable stock exchange rules, the affirmative vote of a majority of our shares of common stock that are voted is required to approve any such matter voted on by our stockholders. Our board of directors is, and after the closing of the Business Combination, will remain divided into three classes, each of which will generally serve for a term of three years with only one class of directors being elected in each year. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors. Our stockholders are entitled to receive ratable dividends when, as and if declared by the board of directors out of funds legally available therefor.

In accordance with the NYSE corporate governance requirements, we are not required to hold an annual meeting until no later than one year after our first fiscal year end following our listing on the NYSE. Under Section 211(b) of the DGCL, we are, however, required to hold an annual meeting of stockholders for the purposes of electing directors in accordance with our bylaws, unless such election is made by written consent in lieu of such a meeting. We held an annual meeting of stockholders to elect new directors prior to the consummation of our initial business combination, and thus we are in compliance with Section 211(b) of the DGCL, which requires an annual meeting.

In the event of a liquidation, dissolution or winding up of the Company, our stockholders will be entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision is made for each class of shares, if any, having preference over the common stock. Our stockholders have no preemptive or other subscription rights. There are no sinking fund provisions applicable to the common stock, except that we will provide our public stockholders with the opportunity to redeem their public shares for cash at a per share price equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account (which interest shall be net of taxes payable), divided by the number of then outstanding public shares, upon the completion of our initial business combination, subject to the limitations described herein.

Preferred Stock

Our Second Amended and Restated Certificate of Incorporation will authorize 10,000,000 shares of preferred stock and provides that shares of preferred stock may be issued from time to time in one or more series. Our board of directors is authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. Our board of directors is able to, without stockholder approval, issue shares of preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the common stock and could have anti-takeover effects. The ability of our board of directors to issue shares of preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of us or the removal of existing management. We have no preferred shares outstanding at the date hereof. Although we do not currently intend to issue any shares of preferred stock, we cannot assure you that we will not do so in the future. No shares of preferred stock are being issued or registered in in connection with the Business Combination.

Warrants

Public Stockholders’ Warrants

Each whole warrant entitles the registered holder to purchase one share of Common Stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing on the later of 12 months from the closing of our IPO (or March 16, 2022) and 30 days after the completion of our initial business combination, provided in each case that we have an effective registration statement under the Securities Act covering the shares of Common Stock issuable upon exercise of the warrants and a current prospectus relating to them is available (or we permit holders to exercise their warrants on a cashless basis under the circumstances specified in the warrant agreement) and such shares are registered, qualified or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder. Pursuant to the warrant agreement, a warrant holder may exercise its warrants only for a whole number of shares of Common Stock. This means only a whole warrant may be exercised at a given time by a warrant holder. No fractional warrants will be issued upon separation of the units and only whole warrants will trade. Accordingly, unless you purchase at least three units, you will not be able to receive or trade a whole warrant. The warrants will expire five years after the completion of our initial business combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

We will not be obligated to deliver any Common Stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the Common Stock underlying the warrants is then effective and a prospectus relating thereto is current, subject to our satisfying our obligations described below with respect to registration. No warrant will be exercisable and we will not be obligated to issue a share of Common Stock upon exercise of a warrant unless the share of Common Stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will we be required to net cash settle any warrant. In the event that a registration statement is not effective for the exercised warrants, the purchaser of a unit containing such warrant will have paid the full purchase price for the unit solely for the share of Common Stock underlying such unit.

We have agreed that as soon as practicable, but in no event later than 15 business days after the closing of our initial business combination, we will use our best efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the Athena Common Stock issuable upon exercise of the warrants. We will use our best efforts to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the warrants in accordance with the provisions of the warrant agreement. If a registration statement covering the shares of Common Stock issuable upon exercise of the warrants is not effective by the 60th business day after the closing of our initial business combination, warrant holders may, until such time as there is an effective registration statement and during any period when we will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if our Common Stock are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may, at our option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, we will not be required to file or maintain in effect a registration statement, and in the event we do not so elect, we will use our best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

Redemption of Warrants

Once the warrants become exercisable, we may call the warrants for redemption for cash:

•        in whole and not in part;

•        at a price of $0.01 per warrant;

•        upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”) to each warrant holder; and

•        if, and only if, the closing price of the common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period commencing once the warrants become exercisable and ending three business days before we send to the notice of redemption to the warrant holders.

If and when the warrants become redeemable by us for cash, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws.

We have established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the warrants, each warrant holder will be entitled to exercise his, her or its warrant prior to the scheduled redemption date. However, the price of the Common Stock may fall below the $18.00 redemption trigger price (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) as well as the $11.50 warrant exercise price after the redemption notice is issued.

Redemption of warrants for common stock.    Commencing ninety days after the warrants become exercisable, we may redeem the outstanding warrants:

•        in whole and not in part;

•        at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants prior to redemption and receive that number of shares determined by reference to the table below, based on the redemption date and the “fair market value” of our Common Stock (as defined below) except as otherwise described below;

•        if, and only if, the last reported sale price of our Common Stock equals or exceeds $10.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) on the trading day prior to the date on which we send the notice of redemption to the warrant holders;

•        if, and only if, the private placement warrants are also concurrently exchanged at the same price (equal to a number of shares of Common Stock) as the outstanding public warrants, as described above; and

•        if, and only if, there is an effective registration statement covering the issuance of the shares of Common Stock issuable upon exercise of the warrants and a current prospectus relating thereto available throughout the 30-day period after written notice of redemption is given.

The numbers in the table below represent the number of shares of Common Stock that a warrant holder will receive upon exercise in connection with a redemption by us pursuant to this redemption feature, based on the “fair market value” of our Common Stock on the corresponding redemption date (assuming holders elect to exercise their warrants and such warrants are not redeemed for $0.10 per warrant), determined based on the average of the last reported sales price for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants, and the number of months that the corresponding redemption date precedes the expiration date of the warrants, each as set forth in the table below.

Pursuant to the warrant agreement, references above to Common Stock shall include a security other than Common Stock into which the Common Stock has been converted or exchanged for in the event we are not the surviving company in our initial business combination. The numbers in the table below will not be adjusted when determining the number of shares of Common Stock to be issued upon exercise of the warrants if we are not the surviving entity following our initial business combination.

The stock prices set forth in the column headings of the table below will be adjusted as of any date on which the number of shares issuable upon exercise of a warrant is adjusted as set forth in the first three paragraphs under the heading “— Anti-dilution Adjustments” below. The adjusted stock prices in the column headings will equal the stock prices immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the number of shares deliverable upon exercise of a warrant immediately prior to such adjustment and the denominator of which is the number of shares deliverable upon exercise of a warrant as so adjusted. The number of shares in the table below shall be adjusted in the same manner and at the same time as the number of shares issuable upon exercise of a warrant.

Redemption Date (period to expiration of warrants)	Fair Market Value of Common Stock
	≤$10.00	$11.00	$12.00	$13.00	$14.00	$15.00	$16.00	$17.00	≥$18.00
60 months	0.261	0.281	0.297	0.311	0.324	0.337	0.348	0.358	0.361
57 months	0.257	0.277	0.294	0.310	0.324	0.348	0.348	0.358	0.361
54 months	0.252	0.272	0.291	0.307	0.322	0.335	0.347	0.357	0.361
51 months	0.246	0.268	0.287	0.304	0.320	0.333	0.346	0.357	0.361
48 months	0.241	0.263	0.283	0.301	0.317	0.332	0.344	0.356	0.361
45 months	0.235	0.258	0.279	0.298	0.315	0.330	0.343	0.356	0.361
42 months	0.228	0.252	0.274	0.294	0.312	0.328	0.342	0.355	0.361
39 months	0.221	0.246	0.269	0.290	0.309	0.325	0.340	0.354	0.361
36 months	0.213	0.239	0.263	0.285	0.305	0.323	0.339	0.353	0.361
33 months	0.205	0.232	0.257	0.280	0.301	0.320	0.337	0.352	0.361
30 months	0.196	0.224	0.250	0.274	0.297	0.316	0.335	0.351	0.361
27 months	0.185	0.214	0.242	0.268	0.291	0.313	0.332	0.350	0.361
24 months	0.173	0.204	0.233	0.260	0.285	0.308	0.329	0.348	0.361
21 months	0.161	0.193	0.223	0.252	0.279	0.304	0.326	0.347	0.361
18 months	0.146	0.179	0.211	0.242	0.271	0.298	0.322	0.345	0.361
15 months	0.130	0.164	0.197	0.230	0.262	0.291	0.317	0.342	0.361
12 months	0.111	0.146	0.181	0.216	0.250	0.282	0.312	0.339	0.361
9 months	0.090	0.125	0.162	0.199	0.237	0.272	0.305	0.336	0.361
6 months	0.065	0.099	0.137	0.178	0.219	0.259	0.296	0.331	0.361
3 months	0.034	0.065	0.104	0.150	0.197	0.243	0.286	0.326	0.361
0 months	—	—	0.042	0.115	0.179	0.233	0.281	0.323	0.361

The exact fair market value and redemption date may not be set forth in the table above, in which case, if the fair market value is between two values in the table or the redemption date is between two redemption dates in the table, the number of shares of Common Stock to be issued for each warrant exercised will be determined by a straight-line interpolation between the number of shares set forth for the higher and lower fair market values and the earlier and later redemption dates, as applicable, based on a 365 or 366-day year, as applicable. For example, if the average last reported sale price of our Common Stock for the 10 trading days ending on the third trading date prior to the date on which the notice of redemption is sent to the holders of the warrants is $11.00 per share, and at such time there are 57 months until the expiration of the warrants, holders may choose to, in connection with this redemption feature, exercise their warrants for 0.277 Common Stock for each whole warrant. For an example where the exact fair market value and redemption date are not as set forth in the table above, if the average last reported sale price of our Common Stock for the 10 trading days ending on the third trading date prior to the date on which the notice of redemption is sent to the holders of the warrants is $13.50 per share, and at such time there are 38 months until the expiration of the warrants, holders may choose to, in connection with this redemption feature, exercise their warrants for 0.298 Common Stock for each whole warrant. In no event will the warrants be exercisable in connection with this redemption feature for more than 0.361 shares of Common Stock per warrant. Finally, as reflected in the table above, if the warrants are out of the money and about to expire, they cannot be exercised on a cashless basis in connection with a redemption by us pursuant to this redemption feature, since they will not be exercisable for any shares of Common Stock.

This redemption feature differs from the typical warrant redemption features used in other blank check offerings, which typically only provide for a redemption of warrants for cash (other than the private placement warrants) when the trading price for the Common Stock exceeds $18.00 per share for a specified period of time.

This redemption feature is structured to allow for all of the outstanding warrants to be redeemed when the Common Stock is trading at or above $10.00 per share, which may be at a time when the trading price of our Common Stock is below the exercise price of the warrants. We have established this redemption feature to provide us with the flexibility to redeem the warrants without the warrants having to reach the $18.00 per share threshold set forth above under “— Redemption of warrants for cash.” Holders choosing to exercise their warrants in connection with a redemption pursuant to this feature will, in effect, receive a number of shares for their warrants based on an option pricing model with a fixed volatility input as of the date of this prospectus. This redemption right provides us with an additional mechanism by which to redeem all of the outstanding warrants, and therefore have certainty as to our capital structure as the warrants would no longer be outstanding and would have been exercised or redeemed and we will be required to pay the redemption price to warrant holders if we choose to exercise this redemption right and it will allow us to quickly proceed with a redemption of the warrants if we determine it is in our best interest to do so. As such, we would redeem the warrants in this manner when we believe it is in our best interest to update our capital structure to remove the warrants and pay the redemption price to the warrant holders.

As stated above, we can redeem the warrants when the Common Stock is trading at a price starting at $10.00, which is below the exercise price of $11.50, because it will provide certainty with respect to our capital structure and cash position while providing warrant holders with the opportunity to exercise their warrants on a cashless basis for the applicable number of shares. If we choose to redeem the warrants when the Common Stock is trading at a price below the exercise price of the warrants, this could result in the warrant holders receiving fewer Common Stock than they would have received if they had chosen to wait to exercise their warrants for Common Stock if and when such Common were trading at a price higher than the exercise price of $11.50.

No fractional shares of Common Stock will be issued upon exercise. If, upon exercise, a holder would be entitled to receive a fractional interest in a share, we will round down to the nearest whole number of the number of Common Stock to be issued to the holder. If, at the time of redemption, the warrants are exercisable for a security other than the shares of Common Stock pursuant to the warrant agreement (for instance, if we are not the surviving company in our initial business combination), the warrants may be exercised for such security.

Redemption procedures and cashless exercise.    If we call the warrants for redemption as described above under “— Redemption of warrants for cash,” management will have the option to require any holder that wishes to exercise his, her or its warrant to do so on a “cashless basis.” In determining whether to require all holders to exercise their warrants on a “cashless basis,” our management will consider, among other factors, our cash position, the number of warrants that are outstanding and the dilutive effect on our stockholders of issuing the maximum number of shares of Common Stock issuable upon the exercise of our warrants. If our management takes advantage of this option, all holders of warrants would pay the exercise price by surrendering their warrants for that number of shares of Common Stock equal to the lesser of (A) the quotient obtained by dividing (x) the product of the number of shares of Common Stock underlying the warrants, multiplied by the excess of the “fair market value” (defined below) over the exercise price of the warrants by (y) the fair market value and (B) 0.361 per warrant. The “fair market value” shall mean the average last reported sale price of shares of the Common Stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. If our management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of shares of Common Stock to be received upon exercise of the warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant redemption. We believe this feature is an attractive option to us if we do not need the cash from the exercise of the warrants after our initial business combination. If we call our warrants for redemption and our management does not take advantage of this option, our sponsor and its permitted transferees would still be entitled to exercise their private placement warrants for cash or on a cashless basis using the same formula described above that other warrant holders would have been required to use had all warrant holders been required to exercise their warrants on a cashless basis, as described in more detail below.

A holder of a warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 9.8% (or such other amount as a holder may specify) of the shares of Common Stock outstanding immediately after giving effect to such exercise.

Anti-dilution Adjustments.    If the number of outstanding shares of our Common Stock is increased by a stock dividend payable in shares of Common Stock to all or substantially all holders of Common Stock, or by a split-up of shares of Common Stock or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of shares of Common Stock issuable on exercise of each warrant will be increased in proportion to such increase in the outstanding shares of Common Stock. A rights offering to holders of shares of Common Stock entitling holders to purchase shares of Common Stock at a price less than the fair market value will be deemed a stock dividend of a number of shares of Common Stock equal to the product of (i) the number of shares of Common Stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for common stock) multiplied by (ii) one (1) minus the quotient of (x) the price per share of Common Stock paid in such rights offering divided by (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for common stock, in determining the price payable for Common Stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of Common Stock as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the shares of Common Stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if we, at any time while the warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to all or substantially all holders of Common Stock on account of such shares of Common Stock (or other shares of our capital stock into which the warrants are convertible), other than (a) as described above, (b) certain ordinary cash dividends, (c) to satisfy the redemption rights of the holders of Common Stock in connection with a proposed initial business combination, (d) to satisfy the redemption rights of the holders of Common Stock in connection with a stockholder vote to amend our amended and restated certificate of incorporation (A) to modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination within 24 months from the closing of this offering or (B) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity, or (e) in connection with the redemption of our public shares upon our failure to complete our initial business combination, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of Common Stock in respect of such event.

If the number of outstanding shares of Common Stock is decreased by a consolidation, combination, reverse share split or reclassification of common stock or other similar event, then, on the effective date of such consolidation, combination, reverse share split, reclassification or similar event, the number of shares of Common Stock issuable on exercise of each warrant will be decreased in proportion to such decrease in outstanding share of Common Stock.

Whenever the number of shares of Common Stock purchasable upon the exercise of the warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of Common Stock purchasable upon the exercise of the warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of Common Stock so purchasable immediately thereafter.

In addition, if we issue additional shares of common stock or equity-linked securities for capital raising purposes in connection with the closing of our initial business combination at a newly issued price of less than $9.20 per share of common stock (with such issue price or effective issue price to be determined in good faith by our board of directors, and in the case of any such issuance to our Sponsor or its affiliates, without taking into account any Founder Shares held by them, as applicable, prior to such issuance), the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the newly issued price.

In case of any reclassification or reorganization of the outstanding shares of Common Stock (other than those described above or that solely affects the par value of such shares of Common Stock), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of our outstanding shares of Common Stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of our shares of Common Stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their warrants immediately prior to such event. However, if such holders were entitled to exercise a right of election as to the kind or amount of securities, cash or other assets receivable upon such consolidation or merger, then the kind and amount of securities, cash or other assets for which each warrant will become exercisable will be deemed to be the weighted average of the kind and amount received per share by such holders in such consolidation or merger that affirmatively make such election, and if a tender, exchange or redemption offer has been made to and accepted by such holders (other than a tender, exchange or redemption offer made by the company in connection with redemption rights held by stockholders of the company as provided for in the company’s amended and restated certificate of incorporation or bylaws or as a result of the redemption of Common Stock by the company if a proposed initial business combination is presented to the stockholders of the company for approval) under circumstances in which, upon completion of such tender or exchange offer, the maker thereof, together with members of any group (within the meaning of Rule 13d-5(b)(1) under the Exchange Act) of which such maker is a part, and together with any affiliate or associate of such maker (within the meaning of Rule 12b-2 under the Exchange Act) and any members of any such group of which any such affiliate or associate is a part, own beneficially (within the meaning of Rule 13d-3 under the Exchange Act) more than 50% of the outstanding Common Stock, the holder of a warrant will be entitled to receive the highest amount of cash, securities or other property to which such holder would actually have been entitled as a stockholder if such warrant holder had exercised the warrant prior to the expiration of such tender or exchange offer, accepted such offer and all of the Common Stock held by such holder had been purchased pursuant to such tender or exchange offer, subject to adjustment (from and after the consummation of such tender or exchange offer) as nearly equivalent as possible to the adjustments provided for in the warrant agreement. Additionally, if less than 70% of the consideration receivable by the holders of Common Stock in such a transaction is payable in the form of Common Stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within thirty days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the warrant agreement based on the per share consideration minus the Black-Scholes Warrant Value (as defined in the warrant agreement) of the warrant.

The warrants will be issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us. You should review a copy of the warrant agreement, which has been filed or incorporated by reference as an exhibit to this proxy statement/prospectus, for a complete description of the terms and conditions applicable to the warrants. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 50% of the then outstanding public warrants to make any change that adversely affects the interests of the registered holders of public warrants.

In addition, if we issue additional shares of common stock or equity-linked securities for capital raising purposes in connection with the closing of our initial business combination at a newly issued price of less than $9.20 per share of Common Stock (with such issue price or effective issue price to be determined in good faith by our board of directors, and in the case of any such issuance to our Sponsor or its affiliates, without taking into account any founder shares held by them, as applicable, prior to such issuance), the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the newly issued price.

The warrant holders do not have the rights or privileges of holders of Common Stock and any voting rights until they exercise their warrants and receive shares of Common Stock. After the issuance of shares of Common Stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to us, for the number of warrants being exercised.

No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number the number of shares of Common Stock to be issued to the warrant holder.

We have agreed that, subject to applicable law, any action, proceeding or claim against us arising out of or relating in any way to the warrant agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and we irrevocably submit to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. See “Risk Factors — Risks Relating to our Securities — Our warrant agreement will designate the courts of the State of New York or the United States District Court for the Southern District of New York as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of our warrants, which could limit the ability of warrant holders to obtain a favorable judicial forum for disputes with our company.” This provision applies to claims under the Securities Act but does not apply to claims under the Exchange Act or any claim for which the federal district courts of the United States of America are the sole and exclusive forum.

Private Placement Warrants

The private placement warrants (including the Common Stock issuable upon exercise of the private placement warrants) are not be transferable, assignable or salable until 30 days after the completion of our initial business combination (except, among other limited exceptions as described under “Principal Stockholders — Transfers of Founder Shares and Private Placement Units,” to our officers and directors and other persons or entities affiliated with the initial purchasers of the private placement units) and they will not be redeemable by us so long as they are held by the Sponsor or its permitted transferees. The initial purchasers, or their permitted transferees, have the option to exercise the private placement warrants on a cashless basis. Except as described in this section, the private placement warrants have terms and provisions that are identical to those of the warrants being sold as part of the units in this offering. If the private placement warrants are held by holders other than the initial purchasers or their permitted transferees, the private placement warrants will be redeemable by us for cash and exercisable by the holders on the same basis as the warrants included in the units being sold in this offering.

If holders of the private placement warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering his, her or its warrants for that number of shares of Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of Common Stock underlying the warrants, multiplied by the excess of the “fair market value” of our Common Stock (defined below) over the exercise price of the warrants by (y) the fair market value. The “fair market value” will mean the average closing price of the Common Stock for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent. The reason that we have agreed that these warrants will be exercisable on a cashless basis so long as they are held by the initial purchasers or their permitted transferees is because it is not known at this time whether they will be affiliated with us following a business combination. If they remain affiliated with us, their ability to sell our securities in the open market will be significantly limited. We expect to have policies in place that prohibit insiders from selling our securities except during specific periods of time. Even during such periods of time when insiders will be permitted to sell our securities, an insider cannot trade in our securities if he or she is in possession of material non-public information. Accordingly, unlike public stockholders who could exercise their warrants and sell the shares of Common Stock received upon such exercise freely in the open market in order to recoup the cost of such exercise, the insiders could be significantly restricted from selling such securities. As a result, we believe that allowing the holders to exercise such warrants on a cashless basis is appropriate.

Our Sponsor has agreed not to transfer, assign or sell any of the private placement warrants (including the Common Stock issuable upon exercise of any of these warrants) until the date that is 30 days after the date we complete our initial business combination, except that, among other limited exceptions as described under “Principal Stockholders — Transfers of Founder Shares and Private Placement Units,” transfers can be made to our officers and directors and other persons or entities affiliated with the sponsor.

Dividends

The Company has not paid any cash dividends on our Common Stock to date and does not intend to pay cash dividends prior to the completion of a business combination or after the Closing. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of a business combination. Further, if we incur any indebtedness, our ability to declare dividends may be limited by restrictive covenants we may agree to in connection therewith. The payment of any cash dividends subsequent to our business combination will be within the discretion of our board of directors at such time.

Our Transfer Agent and Warrant Agent

The transfer agent for our Common Stock and warrant agent for our warrants is Continental Stock Transfer & Trust Company. The Company has agreed to indemnify Continental Stock Transfer & Trust Company in its roles as transfer agent and warrant agent, its agents and each of its stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity. Continental Stock Transfer & Trust Company has agreed that it has no right of set-off or any right, title, interest or claim of any kind to, or to any monies in, the trust account, and has irrevocably waived any right, title, interest or claim of any kind to, or to any monies in, the trust account that it may have now or in the future. Accordingly, any indemnification provided will only be able to be satisfied, or a claim will only be able to be pursued, solely against us and our assets outside the trust account and not against the any monies in the trust account or interest earned thereon.

Certain Anti-Takeover Provisions of Delaware Law and our Second Amended and Restated Certificate of Incorporation and Bylaws

We will be subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. This statute prevents certain Delaware corporations, under certain circumstances, from engaging in a “business combination” with:

•        a stockholder who owns 15% or more of our outstanding voting stock (otherwise known as an “interested stockholder”);

•        an affiliate of an interested stockholder; or

•        an associate of an interested stockholder, for three years following the date that the stockholder became an interested stockholder.

A “business combination” includes a merger or sale of more than 10% of our assets. However, the above provisions of Section 203 do not apply if:

•        our board of directors approves the transaction that made the stockholder an “interested stockholder,” prior to the date of the transaction;

•        after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, other than statutorily excluded shares of common stock; or

•        on or subsequent to the date of the transaction, the initial business combination is approved by our board of directors and authorized at a meeting of our stockholders, and not by written consent, by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Our Second Amended and Restated Certificate of Incorporation provides that our board of directors is classified into three classes of directors. As a result, in most circumstances, a person can gain control of our board only by successfully engaging in a proxy contest at two or more annual meetings.

Our authorized but unissued common stock and preferred stock are available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Exclusive forum for certain lawsuits

Our Second Amended and Restated Certificate of Incorporation will continue to require, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (the “Court of Chancery”) shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee to us or our stockholders, (iii) any action asserting a claim against us, our directors, officers or employees arising pursuant to any provision of the DGCL or our second amended and restated certificate of incorporation or bylaws, or (iv) any action asserting a claim against us, our directors, officers or employees governed by the internal affairs doctrine and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel, except any action (A) as to which the Court of Chancery of the State of Delaware determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or (C) for which the Court of Chancery does not have subject matter jurisdiction. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, a court may determine that this provision is unenforceable, and to the extent it is enforceable, the provision may have the effect of discouraging lawsuits against our directors and officers, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations promulgated thereunder.

Notwithstanding the foregoing, our second amended and restated certificate of incorporation will provide that the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.

Additionally, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act against us or any of our directors, officers, other employees or agents. Section 22 of the Securities Act, however, created concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, there is uncertainty as to whether a court would enforce these exclusive forum provisions, and the enforceability of similar choice of forum provisions in other companies’ charter documents has been challenged in legal proceedings. While the Delaware courts have determined that such exclusive forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions, and there can be no assurance that such provisions will be enforced by a court in those other jurisdictions. Any person or entity purchasing or otherwise acquiring any interest in our securities shall be deemed to have notice of and consented to these provisions; however, we note that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Special meeting of stockholders

Our bylaws provide that special meetings of our stockholders may be called only by a majority vote of our board of directors, by our Chief Executive Officer or by our Chairman, or the Board.

Advance notice requirements for stockholder proposals and director nominations

Our bylaws provide that stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders, must provide timely notice of their intent in writing. To be timely, a stockholder’s notice will need to be received by the company secretary at our principal executive offices not later than the close of business on the 90th day nor earlier than the opening of business on the 120th day prior to the anniversary date of the immediately preceding annual meeting of stockholders. Pursuant to Rule 14a-8 of the Exchange Act, proposals seeking inclusion in our annual proxy statement must comply with the notice periods contained therein. Our bylaws also specify certain requirements as to the form and content of a stockholders’ meeting. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders.

Action by written consent

Subsequent to the consummation of the Business Combination, any action required or permitted to be taken by our common stockholders must be effected by a duly called annual or special meeting of such stockholders and may not be effected by written consent of the stockholders.

Classified Board of Directors

Our Board is divided into three classes, Class I, Class II and Class III, with members of each class serving staggered three-year terms. Our Second and Amended Certificate of Incorporation provides that the authorized number of directors may be changed only by resolution of the board of directors. Subject to the terms of any preferred stock, any or all of the directors may be removed from office, but only for cause and only by the affirmative vote of holders of a majority of the voting power of all then outstanding shares of our capital stock entitled to vote generally in the election of directors, voting together as a single class, at a meeting called for that purpose. Any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office.

Securities Eligible for Future Sale

The Company has 34,266,667 shares of Common Stock outstanding on the date of this proxy statement/prospectus. Of these shares, the 25,000,000 shares of Common Stock sold as part of Units in our IPO are freely tradable without restriction or further registration under the Securities Act, except for any Common Stock that has been purchased by one of our affiliates within the meaning of Rule 144 under the Securities Act. All of the 8,566,667 Founder Shares and all of the outstanding private placement units (700,000 private placement units)) are restricted securities under Rule 144, in that they were issued in private transactions not involving a public offering.

Rule 144

Pursuant to Rule 144, a person who has beneficially owned restricted shares or warrants for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least three months before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as we were required to file reports) preceding the sale.

Persons who have beneficially owned restricted shares or warrants for at least six months but who are our affiliates at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

•        1% of the total number of shares of common stock then outstanding, which will equal 2,500,000 shares as of the date of this proxy statement/prospectus; or

•        the average weekly reported trading volume of the Common Stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by our affiliates under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about us.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

•        the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•        the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•        the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

•        at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

As a result, our Sponsor is able to sell its founder shares and private placement units (including component securities contained therein), as applicable, pursuant to Rule 144 without registration one year after our initial business combination.

Registration Rights

On March 16, 2021, the Company entered into a Registration Rights Agreement with the Sponsor, the Underwriters and Insiders. The holders of these securities are entitled to make up to three demands, excluding short form demands, that we register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to our completion of our initial business combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Listing of Securities

Our units are currently traded on NYSE under the symbol “ATHN”. After completion of the Business Combination, we expect that the Common Stock and warrants will be listed on the NYSE under the symbol “HLGN”.

BENEFICIAL OWNERSHIP OF SECURITIES

The following table sets forth information known to the Company as of the date of this proxy statement/prospectus regarding (i) the actual beneficial ownership of our Common Stock as of the record date (pre-Business Combination) and (ii) expected beneficial ownership of our Common Stock immediately following consummation of the Business Combination (post-Business Combination), assuming that no additional public shares of the Company are redeemed, and alternatively the maximum number of shares of the Company are redeemed, by:

•        each person who is, or is expected to be, the beneficial owner of more than 5% of the outstanding shares of our Common Stock;

•        each of our current officers and directors;

•        each person who will become a named officer or director of the post-combination company; and

•        all officers and directors of the Company, as a group, and of the post-combination company, as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants or other securities that are currently exercisable or exercisable within 60 days.

The beneficial ownership of our Common Stock pre-Business Combination is based on 34,266,667 shares of Common Stock (including 8,566,667 Founder Shares) issued and outstanding as of the date of this proxy statement/prospectus.

The expected beneficial ownership of shares of Common Stock post-Business Combination assuming none of the public shares are redeemed has been determined based upon the following: (i) that no public stockholders exercise their redemption rights (the assuming no redemptions scenario), (ii) that none of the investors set forth in the table below has purchased or purchases shares of Common Stock (pre- or post-Business Combination), (iii) that 154,462,673 shares of Common Stock are issued to the former Heliogen equity holders, no equity awards are issued under the Heliogen Incentive Plan, and no shares are purchased under the Heliogen ESPP, (iv) that 16,500,000 shares of Common Stock are issued to the PIPE Investors pursuant to the Subscription Agreements, (v) there will be an aggregate of 205,739,340 shares of the post-combination company’s Common Stock issued and outstanding at Closing.

The expected beneficial ownership of shares of Common Stock post-Business Combination assuming the maximum number of public shares have been redeemed has been determined based on the following: (i) that holders of 22,260,506 public shares exercise their redemption rights (the maximum redemption scenario), (ii) that none of the investors set forth in the table below has purchased or purchases shares of Common Stock (pre- or post-Business Combination) or exercised their redemption rights, no equity awards are issued under the Heliogen Incentive Plan, and no shares are purchased under the Heliogen ESPP, (iii) that 154,462,673 shares of Common Stock are issued to the former Heliogen equity holders, (iv) that 16,500,000 shares of Common Stock are issued to the PIPE Investors pursuant to the Subscription Agreements, and (v) there will be an aggregate of 183,478,834 shares of the post-combination company’s Common Stock issued and outstanding at Closing.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all shares of Common Stock or warrants beneficially owned by them.

			After the Business Combination
	Before the Business Combination		Assuming No Redemptions		Assuming Maximum Redemptions
	Number of Shares	Approximate %	Number of Shares	Approximate %	Number of Shares	Approximate %
Name and Address of Beneficial Owner
Athena Technology Sponsor LLC(1)	9,266,667	27.0%	9,776,667	4.8%	9,776,667	5.3%
Vellar Opportunities Fund Master Ltd.(2)	2,500,000	7.3%	2,500,000	1.2%	2,500,000	1.4%
Israel A. Englander (3)	1,375,000	4.0%	1,375,000	*	1,375,000	*
Isabelle Freidheim(1)	9,266,667	27.0%	9,776,667	4.8%	9,776,667	5.3%
Phyllis W. Newhouse(1)	9,266,667	27.0%	9,776,667	4.8%	9,776,667	5.3%
Grace Vandecruze(1)	—	—	—	—	—	—
Kay Koplovitz(1)	—	—	—	—	—	—
Annette Nazareth(1)	—	—	—	—	—	—
Judith Rodin(1)	—	—	—	—	—	—
Janice Bryant Howroyd(1)	—	—	—	—	—	—
Nant Capital, LLC(4)(5)	—	—	24,756,053	12.0%	24,756,053	13.5%
NeoTribe Ventures I, L.P. for itself and as nominee for NeoTribe Associates I, L.P. (4) (6)	—	—	24,526,040	11.9%	24,526,040	13.4%
Prime Movers Lab Fund I LP(7)	—	—	20,019,020	9.7%	20,019,020	10.9%
Idealab Holdings, LLC(4)(8)	—	—	15,409,533	7.5%	15,409,533	8.4%
Bill Gross(4)(9)	—	—	21,048,507	10.2%	21,048,507	11.5%
Steve Schell	—	—	2,881,704	1.4%	2,881,704	1.6%
Christie Obiaya	—	—	1,516,687	*	1,516,687	*
Stacey Abrams	—	—	—	—	—	—
Paddy Padmanathan	—	—	—	—	—	—
Julie M. Kane	—	—	—	—	—	—
Robert Kavner	—	—	—	—	—	—
David Crane	—	—	—	—	—	—
All directors and officers as a group before the business combination(1) (7 individuals)	9,266,667	27.0%	—	—	—	—
All directors and officers as a group after the business combination (9 individuals)(1)	—	—	35,223,565	17.1%	35,223,565	19.2%

____________

*        Less than one percent.

(1)      The business address is 125 Townpark Drive, Suite 300, Kennesaw, GA 30144. Before the Business Combination, the interests shown consist of Founder Shares and shares of Athena Common Stock included in the Private Placement Units. Athena Technology Sponsor LLC, Athena’s sponsor, is the record holder of the shares reported herein. Isabelle Freidheim, Athena’s Chairman, and Phyllis W. Newhouse, Athena’s Chief Executive Officer and Director, are the managing members of the Sponsor and have voting and investment discretion with respect to the Founder Shares and shares of Athena Common Stock held of record by our sponsor. By virtue of these relationships, Isabelle Freidheim and Phyllis W. Newhouse may be deemed to have beneficial ownership of the securities held of record by our sponsor. Before the Business Combination, each of Athena’s officers, directors and members of its advisory panel is, directly or indirectly, a passive member of the Sponsor or has direct or indirect economic interests in the Sponsor, and each of them disclaims any beneficial ownership of any shares held by the Sponsor except to the extent of her ultimate pecuniary interest. Following the Business Combination, the interests shown consist of (i) 8,566,667 shares of Common Stock of New Heliogen following the automatic conversion of the Founder Shares into Common Stock on a one-for-one basis at the closing of the Business Combination and after giving effect to the waiver of the anti-dilution rights of the Founder Shares under Athena’s Charter pursuant to the Amended and Restated Sponsor Agreement, (ii) 510,000 shares of Common Stock of New Heliogen issued in consideration of the Sponsor’s waiver of its anti-dilution rights under Athena’s Charter pursuant to the Amended and Restated Sponsor Agreement and (iii) 700,000 shares of Common Stock originally sold as Private Placement units simultaneously with the close of the IPO, and exclude 233,333 shares of Common Stock of New Heliogen issuable upon exercise of the redeemable warrants included in the Private Placement Units, which are exercisable on the later of the date that is (i) 30 days after the completion of the Business Combination, and (ii) twelve (12) months from the date of the closing of the IPO (or March 16, 2022).

(2)      Based solely on a Schedule 13G filed with the SEC on March 25, 2021 reporting shared beneficial ownership of 2,500,000 shares of Athena Common Stock by the following reporting persons: Vellar Opportunities Fund Master, Ltd., Cohen & Company Financial Management, LLC, Dekania Investors, LLC, Cohen & Company LLC, Cohen & Company Inc. and Daniel G. Cohen. Cohen & Company Financial Management, LLC and Cohen & Company Inc. are the relevant entities for which Mr. Cohen may be considered a control person.

(3)      Based solely on a Schedule 13G filed with the SEC on March 23, 2021 reporting an aggregate of 1,375,000 shares of Athena Common Stock, of which 375,000 shares are beneficially owned by Integrated Core Strategies (US) LLC, a Delaware limited liability company (“Integrated Core Strategies”), and 1,000,000 shares are beneficially owned by ICS Opportunities, Ltd., an exempted company organized under the laws of the Cayman Islands (“ICS Opportunities”) Millennium International Management LP, a Delaware limited partnership (“Millennium International Management”), is the investment manager to ICS Opportunities, and may be deemed to have shared voting control and investment discretion over securities owned by ICS Opportunities. Millennium Management LLC, a Delaware limited liability company (“Millennium Management”), is the general partner of the managing member of Integrated Core Strategies and may be deemed to have shared voting control and investment discretion over securities owned by Integrated Core Strategies. Millennium Management is also the general partner of the 100% owner of ICS Opportunities and may also be deemed to have shared voting control and investment discretion over securities owned by ICS Opportunities. Millennium Group Management LLC, a Delaware limited liability company (“Millennium Group Management”), is the managing member of Millennium Management and may also be deemed to have shared voting control and investment discretion over securities owned by Integrated Core Strategies. Millennium Group Management is also the general partner of Millennium International Management and may also be deemed to have shared voting control and investment discretion over securities owned by ICS Opportunities. The managing member of Millennium Group Management is a trust of which Israel A. Englander, a United States citizen (“Mr. Englander”), currently serves as the sole voting trustee. Therefore, Mr. Englander may also be deemed to have shared voting control and investment discretion over securities owned by Integrated Core Strategies and ICS Opportunities. The business address for each of the reporting persons is 399 Park Avenue, New York, New York, 10022.

(4)      The interests shown reflect the shares of Athena Common Stock to be received by the applicable beneficial owner in Merger Consideration at the Closing of the Heliogen Business Combination in cancellation of the beneficial owner’s Heliogen Common Stock, including the number of shares of Heliogen common stock, issuable upon conversion of the Heliogen preferred stock and SAFE Instruments and the number of shares of Heliogen Common Stock subject to outstanding options.

(5)      The shares are held by Nant Capital LLC (“Nant Capital”). California Capital Equity, LLC (“CalCap”) directly owns all of the equity interests of Nant Capital, LLC and CalCap may be deemed to have beneficial ownership of the shares held by Nant Capital. Dr. Patrick Soon-Shiong directly owns all of the equity interests of CalCap and has voting and dispositive power over the shares held by CalCap. The address of the principal business office of Nant Capital, LLC is 9922 Jefferson Blvd, Culver City, CA, 90232.

(6)      Krishna Swaroop Kolluri is the general partner of NeoTribe Ventures I, L.P. for itself and as nominee for NeoTribe Associates I, L.P. and may be deemed to have beneficial ownership of the shares held by NeoTribe Ventures I, L.P. for itself and as nominee for NeoTribe Associates I, L.P. The address for each of the entities and individuals listed in this footnote is 2744 Sand Hill Road, Suite 150, Menlo Park CA 94025.

(7)      Dakin Sloss is the managing member of Prime Movers Lab GP I LLC, which is the general partner of Prime Movers Lab Fund 1 LP and may be deemed to have beneficial ownership of the shares held by Prime Movers Lab Fund 1 LP. The address for each of the entities and individuals listed in this footnote is PO Box 12829, Jackson, WY 83002.

(8)      Idealab Holdings, LLC is a wholly-owned subsidiary of Idealab, a California corporation. Idealab is managed by a board of directors consisting of Bill Gross, Marcia Goodstein, Renee LaBran and Bob Kavner, and no single person has voting or dispositive authority over the securities reported herein. As such, each of the foregoing entities and individuals may be deemed to share beneficial ownership of the securities reported herein. Each of them disclaims any such beneficial ownership. The address for each of the entities and individuals listed in this footnote is 130 West Union Street, Pasadena, CA 91103.

(9)      Includes 1,141,342 shares held by Idealab Studio, LLC (“Idealab Studio”) and 19,441,830 shares of Heliogen Common Stock subject to outstanding options. Bill Gross is a member of the board of directors of Idealab Studio and may be deemed to have beneficial ownership of the shares held by Idealab Studio. The address for each of the entities and individuals listed in this footnote is 130 West Union Street, Pasadena, CA 91103.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company’s Related Party Transactions

Founder Shares

On December 28, 2020, the Sponsor paid $25,000, or approximately $0.003 per share, to cover certain offering costs in consideration for 9,816,667 shares of Class B common stock, par value $0.0001 (the “Founder Shares”). Up to 1,250,000 Founder Shares were subject to forfeiture by the Sponsor depending on the extent to which the underwriters’ over-allotment option was exercised. On May 3, 2021, the underwriters’ over-allotment option expired, not having been exercised, and accordingly, the 1,250,000 Founder Shares were forfeited.

The Sponsor has agreed not to transfer, assign or sell any of its Founder Shares (i) with respect to 25% of such shares, until consummation of the initial Business Combination, (ii) with respect to 25% of the Founder Shares, until the closing price of the Company’s Class A common stock exceeds $12.00 for any 20 trading days within a 30-trading day period following the consummation of the initial Business Combination, (iii) with respect to 25% of the Founder Shares, until the closing price of the Company’s Class A common stock exceeds $13.50 for any 20 trading days within a 30-trading day period following the consummation of the initial Business Combination, and (iv) with respect to 25% of the Founder Shares, until the closing price of the Company’s Class A common stock exceeds $17.00 for any 20 trading days within a 30-trading day period following the consummation of the initial Business Combination or earlier, in any case, if, following a Business Combination, the Company completes a liquidation, merger, capital stock exchange or other similar transaction that results in all of its stockholders having the right to exchange their shares of common stock for cash, securities or other property (the “Lock-up”). Any permitted transferees would be subject to the same restrictions and other agreements of the Sponsor with respect to any Founder Shares. Notwithstanding the foregoing, in connection with an initial Business Combination, the Sponsor may transfer, assign or sell its Founder Shares with the Company’s consent to any person or entity that agrees in writing to be bound by the Lock-up.

Private Placement

Simultaneously with the closing of the IPO, the Sponsor purchased an aggregate of 700,000 Private Placement Units at a price of $10.00 per Private Placement Units, for an aggregate purchase price of $7,000,000, in a private placement. A portion of the proceeds from the private placement was added to the proceeds from the IPO held in the Trust. Each Private Placement Unit consists of one share of Class A common stock (the “Private Placement Shares”) and one-third of one warrant (the “Private Placement Warrants”). Each whole Private Placement Warrant is exercisable for one whole share of Class A common stock at a price of $11.50 per share, subject to adjustment. The Private Placement Warrants will be non-redeemable and exercisable on a cashless basis so long as they are held by the Sponsor or its permitted transferees. If the Private Placement Warrants are held by someone other than the Sponsor or its permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the warrants included in the Public Units sold in the IPO.

Promissory Note

On January 8, 2021, Company issued an unsecured promissory note to the Sponsor for an aggregate of up to $300,000 to cover expenses related to the IPO. This loan was non-interest bearing and payable on the earlier of December 31, 2021 or the completion of the IPO. The Company did not draw down any amounts under the promissory note. The Sponsor and certain affiliates of the Sponsor have instead made payments for offering costs and expenses on behalf of the Company which is recorded as due to related party.

Related Party Loans

In order to finance transaction costs in connection with an intended Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required on a non-interest bearing basis (“Working Capital Loans”). If the Company completes the initial Business Combination, it would repay the Working Capital Loans. In the event that the initial Business Combination does not close, the Company may use a portion of the working capital held outside the Trust Account to repay the Working Capital Loans but no proceeds from the Trust Account would be used to repay the Working Capital Loans. Up to $1,500,000 of such Working Capital Loans may be convertible into units of the post-Business Combination entity at a price of $10.00 per unit at the option of the lender. The units would be identical to the Private Placement Units. Except as set forth above, the terms of Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. At September 30, 2021, no Working Capital Loans were outstanding.

Other Amounts Due to Related Party

We currently utilize office space at 125 Townpark Drive, Suite 300, Kennesaw, GA 30144 from our sponsor. We will pay our sponsor $10,000 per month for office space, secretarial and administrative services provided to members of our management team. Upon completion of our initial business combination or our liquidation, we will cease paying these monthly fees.

Except as otherwise disclosed in this proxy statement/prospectus, no compensation of any kind, including finder’s and consulting fees, are paid by the company to our sponsor, executive officers and directors, or any of their respective affiliates, for services rendered prior to or in connection with the completion of an initial business combination. However, these individuals are reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Our audit committee reviews on a quarterly basis all payments that were made to our sponsor, officers, directors or our or their affiliates.

Any of the foregoing payments to our sponsor, repayments of loans from our sponsor or repayments of working capital loans prior to our initial business combination will be made using funds held outside the trust account.

The Company’s Related Party Transactions Following the Business Combination

After our initial business combination, members of our management team who remain with us may be paid consulting, management or other fees from New Heliogen with any and all amounts being fully disclosed to our stockholders, to the extent then known, in the proxy solicitation or tender offer materials, as applicable, furnished to our stockholders. It is unlikely the amount of such compensation will be known at the time of distribution of such tender offer materials or at the time of a stockholder meeting held to consider our initial business combination, as applicable, as it will be up to the directors of the post-combination business to determine executive and director compensation.

Heliogen Related Party Transactions

Related Party Equity Financings

From April 2013 to July 2021, Heliogen issued:

(i) an aggregate of 4,000,000 Series Seed Preferred Shares, an aggregate of 420,026 Series Seed-1 Preferred Shares and an aggregate of 1,525,875 Series Seed-2 Preferred Shares to Idealab Holdings, LLC (“Idealab Holdings”), one of Heliogen’s 5% or greater stockholders, for an aggregate purchase price of approximately $1.4 million;

(ii) an aggregate of 8,374,898 Series A-1 Preferred Shares and an aggregate of 3,866,946 Series A-2 Preferred Shares to Nant Capital, LLC, one of Heliogen’s 5% or greater stockholders, for an aggregate purchase price of approximately $9.5 million,

(iii) an aggregate of 9,305,442 Series A-1 Preferred Shares and an aggregate of 2,320,167 Series A-2 Preferred Shares to NeoTribe Ventures I, L.P. for itself and as nominee for NeoTribe Associates I, L.P., one of Heliogen’s 5% or greater stockholders, for an aggregate purchase price of approximately $8.0 million;

(iv) an aggregate of 9,899,381 Series A-2 Preferred Shares to Prime Movers Lab Fund I LP, one of Heliogen’s 5% or greater stockholders, for an aggregate purchase price of approximately $12.8 million;

(iv) an aggregate of 251,165 Series Seed-3 Preferred Shares to Idealab Studio, LLC (“Idealab”), one of Heliogen’s stockholders who may be deemed an affiliate of Idealab Holdings and who may be deemed to be controlled by Bill Gross, for an aggregate purchase price of approximately $200,000; and

(v) a SAFE note to Heliogen PML SPV 1LP, whose limited partners may be affiliates of Prime Movers Lab Fund I LP, for an aggregate purchase price of approximately $27.7 million.

Related Party Lease and Other Services

Idealab, a minority owner of Heliogen’s outstanding voting stock through its wholly owned subsidiary, Idealab Holdings, LLC, provides various services to Heliogen through a services agreement which includes leasing office space, accounting, human resources, legal, information technology, marketing, public relations, and certain other executive services. We are charged a fee for the specific services provided and these fees totaled $536,500 and $553,900 for the years ended December 31, 2020 and 2019, respectively.

In May 2021, Heliogen sub-leased a portion of its office space in Pasadena to Idealab for a term of seven years. The sub-lease has an initial annual base rent of approximately $150,000 and contains a 3% per annum escalation clause. The sub-lease is subject to termination by either party upon six months prior written notice. Concurrently with the parties’ entering into the sub-lease agreement, Idealab and Heliogen also entered into certain property management and shared facilities staffing agreements, which provide that Heliogen pays Idealab approximately $3,000 per month for building management services and approximately $13,000 per month for shared facilities staff and services (with proportional reimbursement of salaries). Such agreements are subject to termination right by either party with 90 days’ prior written notice.

PRICE RANGE OF SECURITIES AND DIVIDENDS

The Company

Price Range of the Company’s Securities

Our units began trading on the NYSE under the symbol “ATHN.U” on March 17, 2021. Each unit consists of one share of Class A Common Stock and one-third of one redeemable warrant. On May 4, 2021, the Company announced that the holders of the Company’s units may elect to separately trade the securities underlying such units. On May 5, 2021, our shares of Common Stock and warrants and began trading on the NYSE under the symbols “ATHN” and “ATHN.WS” respectively. No fractional warrants will be issued upon separation of the units and only whole warrants will trade. Each warrant entitles the holder to purchase one common share at a price of $11.50. Warrants may only be exercised for whole shares and will become exercisable on the later of the date that is (i) 30 days after the completion of our initial business combination, and (ii) twelve (12) months from the date of the closing of the IPO (or March 16, 2022). Our warrants expire five years after the completion of our initial business combination, at 5:00 pm New York City time, or earlier upon redemption or liquidation.

The following table sets forth, for the calendar quarter indicated, the high and low sales prices per unit, Common Stock and warrant as reported on NYSE for the periods presented.

	Units (ATHN.U)		Common Stock (ATHN)				Warrants (ATHN.WS)
	High	Low	High		Low		High		Low
Year ended December 31, 2021:

Quarter ended March 31, 2021	$10.00	$9.73	$	N/A	$	N/A	$	N/A	$	N/A
Quarter ended June 30, 2021	$10.10	$9.90		$10.00		$9.50		$1.01		$0.59
Quarter ended September 30, 2021	$10.51	$9.96		$10.05		$9.65		$1.65		$0.87

____________

(1)      Beginning on March 17, 2021, with respect to ATHN.U.

(2)      Beginning on May 5, 2021 with respect to ATHN and ATHN.WS.

Dividend Policy of the Company

We have not paid any cash dividends on our shares of Common Stock to date and do not intend to pay cash dividends prior to the completion of a business combination. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of a business combination. The payment of any dividends subsequent to a business combination will be within the discretion of our then Board of Directors. It is the present intention of our Board of Directors to retain all earnings, if any, for use in our business operations and, accordingly, our board does not anticipate declaring any dividends in the foreseeable future.

Heliogen

Price Range of Heliogen’s Securities

Historical market price information regarding Heliogen is not provided because there is no public market for Heliogen’s Common Stock. For information about distributions paid by Heliogen to its holders of Common Stock, please see the sections entitled “Heliogen’s Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Sources and Uses of Cash.”

ACCOUNTING TREATMENT

The Business Combination will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, the Company will be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of Heliogen issuing stock for the net assets of the Company, accompanied by a recapitalization whereby no goodwill or other intangible assets are recorded.

LEGAL MATTERS

The legality of shares of Common Stock offered by the proxy statement/prospectus will be passed upon for the Company by DLA Piper LLP (US). DLA Piper LLP (US) will pass upon certain tax matters related to this proxy statement/prospectus.

EXPERTS

The financial statements of Athena Technology Acquisition Corp. as of December 31, 2020 and for the period from December 8, 2020 (inception) through December 31, 2020 included in this proxy statement/prospectus have been audited by Marcum LLP, independent registered public accounting firm, as set forth in their report thereon (which contains an explanatory paragraph relating to substantial doubt about the ability of Athena Technology Acquisition Corp. to continue as a going concern as described in Note 1 to the financial statements), appearing elsewhere in this proxy statement/prospectus, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements of Heliogen, Inc. as of December 31, 2020 and 2019 and for each of the two years in the period ended December 31, 2020 included in this proxy statement/prospectus and in the Registration Statement have been so included in reliance on the report of BDO USA, LLP, an independent registered public accounting firm, appearing elsewhere herein and in the Registration Statement, given on the authority of said firm as experts in auditing and accounting.

HOUSEHOLDING INFORMATION

Pursuant to the rules of the SEC, unless we have received contrary instructions, we are permitted to send a single copy of this proxy statement/prospectus to any household at which two or more stockholders reside if we believe the stockholders are members of the same family. This process, known as “householding,” reduces the volume of duplicate information received at any one household and helps to reduce our expenses. However, if stockholders prefer to receive multiple sets of our disclosure documents at the same address this year or in future years, the stockholders should follow the instructions described below. Similarly, if an address is shared with another stockholder and together both of the stockholders would like to receive only a single set of our disclosure documents, the stockholders should follow these instructions:

•        If the shares are registered in the name of the stockholder, the stockholder should contact us at our offices at c/o Athena Technology Acquisition Corp., 125 Townpark Drive, Suite 300, Kennesaw, Georgia 30144, Attention: Secretary or by telephone at (970) 924-0446, to inform us of his or her request; or

•        If a bank, broker or other nominee holds the shares, the stockholder should contact the bank, broker or other nominee directly.

TRANSFER AGENT AND REGISTRAR

The transfer agent for our securities is Continental Stock Transfer & Trust Company.

SUBMISSION OF STOCKHOLDER PROPOSALS

Our Board is aware of no other matter that may be brought before the Special Meeting. Under Delaware law, only business that is specified in the notice of Special Meeting to stockholders may be transacted at the Special Meeting.

FUTURE STOCKHOLDER PROPOSALS

If the Company completes the Business Combination, the Company’s annual meeting of stockholders will likely be held prior to December 31, 2022 in order to comply with the New York Stock Exchange’s corporate governance requirements; however, no date for the annual meeting has been set. You will be able to submit proposals, including recommendations of director candidates, for consideration at the annual meetings of stockholders in accordance with our bylaws and the Delaware General Corporation Law. Our bylaws provide for advance notice procedures to recommend a person for nomination as a director or to propose business to be considered by stockholders at a meeting. For a stockholder proposal to be considered for inclusion in our proxy statement for our first annual meeting, the proposal must be submitted in writing and received by our Secretary at our principal executive offices at 125 Townpark Drive, Suite 300, Kennesaw, GA 30144 a reasonable time before we begin to print and send our proxy materials for the annual meeting, but not later than the close of business on the later of (x) the 90th calendar day prior to the annual meeting and (y) the 10th calendar day following the day on which public disclosure of the date of the annual meeting is first made. Such nominations or proposals also must comply with all applicable requirements of the rules and regulations of the SEC. The presiding officer of the annual meeting may refuse to acknowledge the introduction of stockholder’s proposal if it is not made in compliance with the foregoing procedures or the applicable provisions of our bylaws. If a stockholder who has notified the Company of his or her intention to present a proposal at an annual meeting does not appear to present his or her proposal at such meeting, such proposal will be disregarded.

A copy of the full text of the bylaw provisions discussed above may be obtained by writing to our Secretary at our principal executive offices at the address above. All notices of proposals by stockholders, whether or not to be considered for inclusion in our proxy materials, should be sent to our Secretary at our principal executive offices.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other information with the SEC as required by the Exchange Act. You can read the Company’s SEC filings, including this proxy statement/prospectus, over the Internet at the SEC’s website at http://www.sec.gov. You may also obtain copies of the materials described above at prescribed rates by writing to the SEC, Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549.

If you would like additional copies of this proxy statement/prospectus or if you have questions about the Business Combination or the proposals to be presented at the Special Meeting, you should contact the Company at the following address and telephone number:

Athena Technology Acquisition Corp.
125 Townpark Drive, Suite 300
Kennesaw, GA 30144
Telephone: (970) 924-0446

You may also obtain these documents by requesting them in writing or by telephone from the Company’s proxy solicitation agent at the following address and telephone number:

Morrow Sodali LLC
470 West Avenue
Stamford, CT 06902
Telephone: (203) 658-9400 (Call Collect)
or
Call Toll-Free: (800) 662-5200
E-mail: ATHN.info@investor.morrowsodali.com

If you are a stockholder of the Company and would like to request documents, please do so no later than five business days prior to the Special Meeting, in order to receive them before the Special Meeting. If you request any documents from us, we will mail them to you by first class mail, or another equally prompt means.

All information contained in this proxy statement/prospectus relating to the Company has been supplied by the Company, and all such information relating to Heliogen has been supplied by Heliogen, as applicable. Information provided by either the Company or Heliogen does not constitute any representation, estimate or projection of any other party.

This document is a proxy statement of the Company for the Special Meeting. We have not authorized anyone to give any information or make any representation about the Business Combination, the Company or Heliogen that is different from, or in addition to, that contained in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus, unless the information specifically indicates that another date applies.

INDEX TO CONSOLIDATED FINANCIAL INFORMATION

Page
Athena Technology Acquisition Corp. — Financial Statements for the period from December 8, 2020 (inception) through December 31, 2020.
Report of Independent Registered Public Accounting Firm	F-2
Financial Statements:
Balance Sheet as of December 31, 2020	F-3
Statement of Operations for the period from December 8, 2020 (inception) through December 31, 2020	F-4
Statement of Changes in Stockholder’s Equity for the period from December 8, 2020 (inception) through December 31, 2020	F-5
Statement of Cash Flows for the period from December 8, 2020 (inception) through December 31, 2020	F-6
Notes to Financial Statements	F-7

Athena Technology Acquisition Corp. — Financial Statements for the nine months ended (Unaudited) September 30, 2021
Condensed Balance Sheets as of (Unaudited) September 30, 2021 and December 31, 2020	F-16
Condensed Statement of Operations for the nine months ended (Unaudited) September 30, 2021	F-17
Condensed Statement of Changes in Stockholders’ Equity for the nine months ended (Unaudited) September 30, 2021	F-18
Condensed Statement of Cash Flows for the nine months ended (Unaudited) September 30, 2021	F-19
Notes to Financial Statements	F-20

Heliogen, Inc. — Financial Statements as of and for the years ended December 31, 2020 and 2019 and Report of Independent Registered Public Accounting Firm
Report of Independent Registered Public Accounting Firm	F-35
Financial Statements:
Balance Sheet as of December 31, 2020 and December 31, 2019	F-36
Statement of Operations for the Years ended December 31, 2020 and December 31, 2019	F-37
Statement of Changes in Stockholder’s Equity for the Years ended December 31, 2020 and December 31, 2019	F-38
Statement of Cash Flows for the Years ended December 31, 2020 and December 31, 2019	F-39
Notes to Financial Statements	F-40

Heliogen, Inc. — Condensed Consolidated Financial Statements for the three and nine months ended (Unaudited) September 30, 2021
Condensed Consolidated Balance Sheets (Unaudited) September 30, 2021 and December 31, 2020	F-59
Condensed Consolidated Statements of Operations and Comprehensive Loss for the three and nine months ended (Unaudited) September 30, 2021	F-60
Condensed Statement of Changes in Stockholders’ Equity for the three and nine months ended (Unaudited) September 30, 2021	F-61
Condensed Consolidated Statements of Cash Flows for the nine months ended (Unaudited) September 30, 2021	F-62
Notes to Financial Statements	F-63

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Athena Technology Acquisition Corp.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Athena Technology Acquisition Corp. (the “Company”) as of December 31, 2020, the related statements of operations, stockholder’s equity and cash flows for the period from December 8, 2020 (inception) through December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the period from December 8, 2020 (inception) through December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph — Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1 to the financial statements, the Company’s ability to execute its business plan is dependent upon its completion of the proposed initial public offering described in Note 3 to the financial statements. The Company has a working capital deficit as of December 31, 2020 and lacks the financial resources it needs to sustain operations for a reasonable period of time, which is considered to be one year from the issuance of the financial statements. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Notes 1 and 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

/s/ Marcum llp

Marcum llp

We have served as the Company’s auditor since 2021.

New York, NY
January 19, 2021

ATHENA TECHNOLOGY ACQUISITION CORP.
BALANCE SHEET
DECEMBER 31, 2020

Assets
Deferred offering costs	$41,739
Total Assets	$41,739
Liabilities and Stockholder’s Equity
Current liabilities:
Accrued offering costs and expenses	$5,000
Promissory note – related party	$12,500
Total current liabilities	17,500
Commitments and Contingencies
Stockholder’s Equity:
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—
Class A common stock, $0.0001 par value; 300,000,000 shares authorized; none issued and outstanding	—
Class B common stock, $0.0001 par value; 20,000,000 shares authorized; 9,816,667 shares issued and outstanding(1)	982
Additional paid-in capital	24,018
Accumulated deficit	(761)
Total Stockholder’s equity	24,239
Total Liabilities and Stockholder’s Equity	$41,739

____________

(1)      This number includes up to 1,250,000 shares of Class B common stock subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriters (see Note 5).

The accompanying notes are an integral part of these financial statements.

ATHENA TECHNOLOGY ACQUISITION CORP.
STATEMENT OF OPERATIONS
FOR THE PERIOD FROM DECEMBER 8, 2020 (INCEPTION) THROUGH DECEMBER 31, 2020

Formation cost	$761
Net loss	$(761)
Basic and diluted weighted average shares outstanding(1)	8,566,667
Basic and diluted net loss per share	$(0.00)

____________

(1)      This number excludes an aggregate of up to 1,250,000 shares of Class B common stock subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriters (see Note 5).

The accompanying notes are an integral part of these financial statements.

ATHENA TECHNOLOGY ACQUISITION CORP.
STATEMENT OF CHANGES IN STOCKHOLDER’S EQUITY

	Class B Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholder’s Equity
	Shares(1)	Amount
Balance as of December 8, 2020 (inception)	—	$—	$—	$—	$—
Class B common stock issued to Sponsor	9,816,667	982	24,018	—	25,000
Net loss	—	—	—	(761)	(761)
Balance as of December 31, 2020	9,816,667	$982	$24,018	$(761)	$24,239

____________

(1)      This number includes up to 1,250,000 shares of Class B common stock subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriters (see Note 5).

The accompanying notes are an integral part of these financial statements.

ATHENA TECHNOLOGY ACQUISITION CORP.
STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM DECEMBER 8, 2020 (INCEPTION) THROUGH DECEMBER 31, 2020

Cash Flows from Operating Activities:
Net loss	$(761)
Formation cost paid by Sponsor	761
Net cash used in operating activities	—

Net change in cash	—
Cash, December 8, 2020 (inception)	—
Cash, end of the period	$—

Supplemental disclosure of cash flow information:
Deferred offering costs paid by Sponsor in exchange for issuance of Class B common stock	$25,000
Deferred offering costs paid by Sponsor under the promissory note	$11,739
Deferred offering costs included in accrued offerings costs and expenses	$5,000

The accompanying notes are an integral part of these financial statements.

ATHENA TECHNOLOGY ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 1 — Organization, Business Operation and Going Concern Consideration

Athena Technology Acquisition Corp. (the “Company”) is a newly organized blank check company incorporated as a Delaware corporation on December 8, 2020. The Company was incorporated for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”). The Company has not selected any specific Business Combination target and the Company has not, nor has anyone on its behalf, engaged in any substantive discussions, directly or indirectly, with any Business Combination target with respect to the Business Combination with the Company.

As of December 31, 2020, the Company had not commenced any operations. All activity for the period from December 8, 2020 (inception) through December 31, 2020 relates to the Company’s formation and the proposed initial public offering described below. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income on cash and cash equivalents from the proceeds derived from the Proposed Public Offering (as defined below). The Company has selected December 31 as its fiscal year end.

The Company’s sponsor is Athena Technology Sponsor LLC, a Delaware limited liability company (the “Sponsor”). The Company’s ability to commence operations is contingent upon obtaining adequate financial resources through a proposed public offering of 25,000,000 units at $10.00 per unit (the “Public Units”) (or 28,750,000 Public Units if the underwriters’ over-allotment option is exercised in full), which is discussed in Note 3 (the “Proposed Public Offering”), and the sale of 700,000 private placement units (the “Private Placement Units”), in a private placement to the Sponsor that will close simultaneously with the Proposed Public Offering. Each Private Placement Unit will be identical to the Public Units sold in the Proposed Public Offering, except as described below. The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Proposed Public Offering and the sale of Private Placement Units, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination.

The Company must complete one or more initial Business Combinations having an aggregate fair market value of at least 80% of the value of the assets held in the Trust Account (as defined below) (excluding the amount of deferred underwriting discounts held in trust and taxes payable on the income earned on the Trust Account) at the time of the signing a definitive agreement in connection with the initial Business Combination. However, the Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target business sufficient for it not to be required to register as an investment company under the Investment Company Act 1940, as amended (the “Investment Company Act”). There is no assurance that the Company will be able to complete a Business Combination successfully.

Upon the closing of the Proposed Public Offering, management has agreed that an amount equal to at least $10.00 per Public Unit sold in the Proposed Public Offering, including the proceeds of the Private Placement Units, will be held in a trust account (“Trust Account”), located in the United States with Continental Stock Transfer & Trust Company acting as trustee, and will invest only in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations. Except with respect to interest earned on the funds held in the Trust Account that may be released to the Company to pay taxes, if any, the proceeds from the Proposed Public Offering and the sale of the Private Placement Units will not be released from the Trust Account until the earliest of (i) the completion of initial Business Combination, (ii) the redemption of the Company’s public shares if the Company is unable to complete an initial Business Combination within 24 months from the closing of the Proposed Public Offering, subject to applicable law, or (iii) the redemption of the Company’s public shares properly submitted in connection with a stockholder vote to amend its amended and restated certificate of incorporation to modify the substance or timing of the Company’s obligation to redeem 100% of its public shares if the Company has not consummated an initial Business Combination within 24 months from the closing of the Proposed Public Offering or with respect to any other material provisions relating to stockholders’ rights (including redemption rights) or

ATHENA TECHNOLOGY ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 1 — Organization, Business Operation and Going Concern Consideration (cont.)

pre-initial Business Combination activity. The proceeds deposited in the Trust Account could become subject to the claims of the Company’s creditors, if any, which could have priority over the claims of the Company’s public stockholders.

The Company will provide its public stockholders with the opportunity to redeem all or a portion of their public shares upon the completion of the initial Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) without a stockholder vote by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a proposed Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The stockholders will be entitled to redeem all or a portion of their public shares upon the completion of the initial Business Combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the initial Business Combination, including interest earned on the funds held in the Trust Account (which interest shall be net of taxes payable), divided by the number of then outstanding public shares, subject to the limitations and on the conditions described herein. The amount in the Trust Account is initially anticipated to be $10.00 per public share. The per share amount the Company will distribute to investors who properly redeem their shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriter.

The shares of common stock subject to redemption will be recorded at a redemption value and classified as temporary equity upon the completion of the Proposed Public Offering, in accordance with Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” In such case, the Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and, if the Company seeks stockholder approval, a majority of the issued and outstanding shares voted are voted in favor of the Business Combination.

The Company will have only 24 months from the closing of the Proposed Public Offering to complete the initial Business Combination (the “Combination Period”). However, if the Company is unable to complete the initial Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (which interest shall be net of taxes payable and up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, liquidate and dissolve, subject, in each case, to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

The Sponsor, officers and directors have agreed to (i) waive their redemption rights with respect to any Founder Shares, Private Placement Shares (as defined in Note 4 ) and public shares they hold in connection with the completion of the initial Business Combination, (ii) waive its redemption rights with respect to any Founder Shares, Private Placement Shares and public shares it holds in connection with a stockholder vote to approve an amendment to the Company’s amended and restated certificate of incorporation, (iii) waive its right to liquidating distributions from the Trust Account with respect to any Founder Shares it holds if the Company fails to complete the initial Business Combination within the Combination Period, and (iv) vote its Founder Shares, Private Placement Shares and any public shares purchased during or after the Proposed Public Offering in favor of the initial Business Combination.

The Sponsor has agreed that it will be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has entered into a written letter of intent, confidentiality or other similar agreement or Business Combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than

ATHENA TECHNOLOGY ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 1 — Organization, Business Operation and Going Concern Consideration (cont.)

$10.00 per public share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under the Company’s indemnity of the underwriters of the Proposed Public Offering against certain liabilities, including liabilities under the Securities Act. However, the Company has not asked the Sponsor to reserve for such indemnification obligations, nor has the Company independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and the Company believes that the Sponsor’s only assets are securities of the Company. Therefore, the Company cannot assure that the Sponsor would be able to satisfy those obligations. None of the Company’s officers or directors will indemnify the Company for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

Going Concern Consideration

As of December 31, 2020, the Company had no cash and a working capital deficit of $17,500 (excluding deferred offering costs). The Company has incurred and expects to continue to incur significant costs in pursuit of its financing and acquisition plans. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management plans to address this uncertainty through a Proposed Public Offering as discussed in Note 3. There is no assurance that the Company’s plans to raise capital or to consummate a Business Combination will be successful within the Combination Period. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 2 — Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the rules and regulations of the SEC.

Emerging Growth Company Status

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, (the “Securities Act”), as modified by the Jumpstart our Business Startups Act of 2012, (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

ATHENA TECHNOLOGY ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 2 — Significant Accounting Policies (cont.)

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of December 31, 2020.

Deferred Offering Costs

Deferred offering costs consist of underwriting, legal, accounting and other expenses incurred through the balance sheet date that are directly related to the Proposed Public Offering and that will be charged to stockholders’ equity upon the completion of the Proposed Public Offering. Should the Proposed Public Offering prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations.

Net Loss Per Common Share

Net loss per common share is computed by dividing net loss by the weighted average number of common stocks outstanding during the period, excluding common stocks subject to forfeiture by the Sponsor. Weighted average shares were reduced for the effect of an aggregate of 1,250,000 common stocks that are subject to forfeiture if the over-allotment option is not exercised by the underwriters (see Note 5). At December 31, 2020, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into common stocks and then share in the earnings of the Company. As a result, diluted loss per share is the same as basic loss per share for the period presented.

Income Taxes

The Company accounts for income taxes under ASC 740 Income Taxes (“ASC 740”). ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statement and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized.

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim period, disclosure and transition.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2020. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

The Company has identified the United States as its only “major” tax jurisdiction.

The Company may be subject to potential examination by federal and state taxing authorities in the areas of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with federal and state tax laws. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

ATHENA TECHNOLOGY ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 2 — Significant Accounting Policies (cont.)

The provision for income taxes was deemed to be immaterial for the period from December 8, 2020 (inception) through December 31, 2020.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.

Note 3 — Proposed Public Offering

Pursuant to the Proposed Public Offering, the Company intends to offer for sale 25,000,000 Public Units, (or 28,750,000 Public Units if the underwriters’ over-allotment option is exercised in full) at a price of $10.00 per Public Unit. Each Public Unit consists of one share of Class A common stock and one-third of one redeemable warrant. Each whole warrant entitles the holder to purchase one share of Class A common stock at a price of $11.50 per share, subject to adjustment. Only whole warrants are exercisable. No fractional warrants will be issued upon separation of the units and only whole warrants will trade. The warrants will become exercisable on the later of 30 days after the completion of the initial Business Combination or 12 months from the closing of the Proposed Public Offering, and will expire five years after the completion of the initial Business Combination or earlier upon redemption or liquidation.

Note 4 — Private Placement

The Sponsor has agreed to purchase an aggregate of 700,000 Private Placement Units at a price of $10.00 per unit, or $7,000,000 in a private placement that will close simultaneously with the closing of the Proposed Public Offering. Each Private Placement Unit will be identical to the Public Units sold in the Proposed Public Offering, except as described below. The Private Placement Units and their component securities will not be transferable, assignable or salable until 30 days after the completion of the initial Business Combination,

Each Private Placement Unit will consist of one share of Class A common stock (the “Private Placement Shares”) and one-third of one warrant (the “Private Placement Warrants”). Each whole Private Placement Warrant is exercisable for one whole share of Class A common stock at a price of $11.50 per share, subject to adjustment. The Private Placement Warrants will be non-redeemable and exercisable on a cashless basis so long as they are held by the Sponsor or its permitted transferees. If the Private Placement Warrants are held by someone other than the Sponsor or its permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the warrants included in the Public Units being sold in the Proposed Public Offering

Note 5 — Related Party Transactions

Founder Shares

On December 28, 2020, the Sponsor paid $25,000, or approximately $0.003 per share, to cover certain offering costs in consideration for 9,816,667 shares of Class B common stock, par value $0.0001 (the “Founder Shares”). Up to 1,250,000 Founder Shares are subject to forfeiture by the Sponsor depending on the extent to which the underwriters’ over-allotment option is exercised.

The Sponsor has agreed not to transfer, assign or sell any of its Founder Shares (i) with respect to 25% of such shares, until consummation of the initial Business Combination, (ii) with respect to 25% of the Founder Shares, until the closing price of the Company’s Class A common stock exceeds $12.00 for any 20 trading days within a 30-trading day period following the consummation of the initial Business Combination, (iii) with respect to 25% of the Founder Shares, until the closing price of the Company’s Class A common stock exceeds $13.50 for any 20 trading days within a 30-trading day period following the consummation of the initial Business Combination, and (iv) with respect to 25% of the Founder Shares, until the closing price of the Company’s Class A common stock

ATHENA TECHNOLOGY ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 5 — Related Party Transactions (cont.)

exceeds $17.00 for any 20 trading days within a 30-trading day period following the consummation of the initial Business Combination or earlier, in any case, if, following a Business Combination, the Company completes a liquidation, merger, capital stock exchange or other similar transaction that results in all of its stockholders having the right to exchange their shares of common stock for cash, securities or other property (the “Lock-up”). Any permitted transferees would be subject to the same restrictions and other agreements of the initial stockholders with respect to any Founder Shares. Notwithstanding the foregoing, in connection with an initial Business Combination, the initial holders may transfer, assign or sell their Founder Shares with the Company’s consent to any person or entity that agrees in writing to be bound by the Lock-up.

Promissory Note — Related Party

On December 8, 2020, the Sponsor agreed to loan the Company up to $300,000 to be used for a portion of the expenses of the Proposed Public Offering. These loans are non-interest bearing, unsecured and are due at the earlier of June 30, 2021 or he date on which the Company consummates the Proposed Public Offering. The loan will be repaid upon the closing of the Proposed Public Offering out of the $1,000,000 of offering proceeds that has been allocated to the payment of offering expenses. As of December 31, 2020, the Company had borrowed $12,500 under the promissory note.

Related Party Loans

In addition, in order to finance transaction costs in connection with an intended Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required on a non-interest bearing basis (“Working Capital Loans”). If the Company completes the initial Business Combination, it would repay the Working Capital Loans. In the event that the initial Business Combination does not close, the Company may use a portion of the working capital held outside the Trust Account to repay the Working Capital Loans but no proceeds from the Trust Account would be used to repay the Working Capital Loans. Up to $1,500,000 of such Working Capital Loans may be convertible into units of the post-Business Combination entity at a price of $10.00 per unit at the option of the lender. The units would be identical to the Private Placement Units. Except as set forth above, the terms of Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. As of December 31, 2020, the Company had no borrowings under the Working Capital Loans.

Administrative Service Fee

Commencing on the date of the Proposed Public Offering, the Company will pay its Sponsor $10,000 per month for office space, secretarial and administrative services provided to members of the management team. Upon completion of the initial Business Combination or the Company’s liquidation, the Company will cease paying these monthly fees.

Note 6 — Commitments & Contingencies

Risks and Uncertainties

Management is currently evaluating the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

ATHENA TECHNOLOGY ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 6 — Commitments & Contingencies (cont.)

Registration Rights

The holders of the (i) Founder Shares, which were issued in a private placement prior to the closing of the Proposed Public Offering, (ii) Private Placement Units (including securities contained therein), which will be issued in a private placement simultaneously with the closing of the Proposed Public Offering and the shares of Class A common stock underlying such Private Placement Units and (iii) Private Placement Units that may be issued upon conversion of Working Capital Loans will have registration rights to require the Company to register a sale of any of its securities held by them pursuant to a registration rights agreement to be signed prior to or on the effective date of the Proposed Public Offering. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company registers such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the Company’s completion of its initial Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriters Agreement

The Company will grant the underwriters a 45-day option from the date of the Proposed Public Offering to purchase up to an additional 3,750,000 units to cover over-allotments, if any.

The underwriters will be entitled to a cash underwriting discount of two percent (2%) of the gross proceeds of the Proposed Public Offering, or $5,000,000. Additionally, the underwriters will be entitled to a deferred underwriting discount of 3.5% of the gross proceeds of the Proposed Public Offering upon the completion of the Company’s initial Business Combination.

Note 7 — Stockholders’ Equity

Preferred stock — The Company is authorized to issue 1,000,000 shares of preferred stock with a par value of $0.0001 and provides that shares of preferred stock may be issued from time to time in one or more series. The Company’s board of directors will be authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. As of December 31, 2020, there were no preferred stock issued or outstanding.

Class A common stock — The Company is authorized to issue 300,000,000 shares of Class A common stock with a par value of $0.0001 per share. At December 31, 2020, there were no Class A common stock issued or outstanding.

Class B common stock — The Company is authorized to issue 20,000,000 shares of Class B common stock with a par value of $0.0001 per share. Holders are entitled to one vote for each share of Class B common stock. At December 31, 2020, there were 9,816,667 shares of Class B common stock issued and outstanding. Of the 9,816,667 shares of Class B common stock, an aggregate of up to 1,250,000 shares are subject to forfeiture to the Company for no consideration to the extent that the underwriters’ over-allotment option is not exercised in full or in part, so that the initial stockholders will collectively own 25% of the Company’s issued and outstanding common stocks after the Proposed Public Offering.

Holders of Class A common stock and holders of Class B common stock will vote together as a single class on all matters submitted to a vote of the Company’s stockholders except as required by law. Unless specified in the Company’s amended and restated certificate of incorporation, or as required by applicable provisions of the DGCL or applicable stock exchange rules, the affirmative vote of a majority of the Company’s shares of common stock that are voted is required to approve any such matter voted on by its stockholders.

The Class B common stock will automatically convert into Class A common stock upon the consummation of the initial Business Combination on a one-for-one basis, subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations and the like, and subject to further adjustment. In the case that additional shares of

ATHENA TECHNOLOGY ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 7 — Stockholders’ Equity (cont.)

Class A common stock or equity-linked securities are issued or deemed issued in excess of the amounts offered in the Proposed Public Offering and related to the closing of the initial Business Combination, the ratio at which shares of Class B common stock shall convert into shares of Class A common stock will be adjusted (unless the holders of a majority of the outstanding shares of Class B common stock agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of shares of Class A common stock issuable upon conversion of all shares of Class B common stock will equal, in the aggregate, on an as-converted basis, 25% of the sum of the total number of all shares of common stock outstanding (including the Private Placement Shares) upon completion of the Proposed Public Offering plus all shares of Class A common stock and equity-linked securities issued or deemed issued in connection with the initial Business Combination (excluding any shares or equity-linked securities issued, or to be issued, to any seller in the initial Business Combination, any Private Placement Units and their underlying securities issued to the Sponsor or its affiliates upon conversion of the Working Capital Loans made to the Company).

Warrants — No warrants are currently outstanding. Each whole warrant entitles the holder to purchase one share of Class A common stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing on the later of 12 months from the closing of the Proposed Public Offering and 30 days after the completion of the initial Business Combination, provided in each case that the Company has an effective registration statement under the Securities Act covering the shares of Class A common stock issuable upon exercise of the warrants and a current prospectus relating to them is available (or the Company permits holders to exercise their warrants on a cashless basis under the circumstances specified in the warrant agreement) and such shares are registered, qualified or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder. The warrants will expire five years after the completion of the Company’s initial Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

The Company has agreed that as soon as practicable, but in no event later than fifteen (15) business days after the closing of the initial Business Combination, it will use its best efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the Class A common stocks issuable upon exercise of the warrants. The Company will use its best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration or redemption of the warrants in accordance with the provisions of the warrant agreement. If a registration statement covering the shares of Class A common stock issuable upon exercise of the warrants is not effective by the sixtieth (60th) business day after the closing of the initial Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if the Company’s Class A common stock are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, it will not be required to file or maintain in effect a registration statement, and in the event the Company does not so elect, it will use its best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

Once the warrants become exercisable, the Company may call the warrants for redemption for cash:

•        in whole and not in part;

•        at a price of $0.01 per warrant;

•        upon not less than 30 days’ prior written notice of redemption to each warrant holder (the “30-day redemption period”); and

•        if, and only if, the closing price of the common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period commencing once the warrants become exercisable and ending three business days before the Company sends to the notice of redemption to the warrant holders.

ATHENA TECHNOLOGY ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 7 — Stockholders’ Equity (cont.)

In addition, if the Company issues additional shares of common stock or equity-linked securities for capital raising purposes in connection with the closing of its initial Business Combination at a newly issued price of less than $9.20 per share of common stock (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors, and in the case of any such issuance to the initial stockholders or their respective affiliates, without taking into account any Founder Shares held by them, as applicable, prior to such issuance), the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the newly issued price.

Note 8 — Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to January 19, 2021, the date that the financial statements were issued. Based on this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

ATHENA TECHNOLOGY ACQUISITION CORP.
CONDENSED BALANCE SHEETS

	September 30, 2021	December 31, 2020
	(unaudited)
Assets:
Cash	$176,725	$—
Prepaid expenses	283,708	—
Total current assets	460,433	—
Deferred offering costs	—	41,739
Marketable securities held in Trust Account	250,013,873	—
Other non-current assets	110,473
Total Assets	$250,584,779	$41,739

Liabilities and Stockholders’ Equity (Deficit)
Accrued offering costs and expenses	$2,502,189	$5,000
Due to related party	64,516	12,500
Total current liabilities	2,566,705	17,500
Deferred underwriting fee	8,750,000	—
Warrant liability	11,650,665	—
Total liabilities	22,967,370	17,500

Commitments and Contingencies
Class A Common Stock subject to possible redemption, 25,000,000 and no shares at redemption value, at September 30, 2021 and December 31, 2020, respectively	250,000,000	—

Stockholders’ Equity (Deficit):
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—	—
Class A common stock, $0.0001 par value; 300,000,000 shares authorized; 700,000 and 0 shares issued and outstanding (excluding 25,000,000 and no shares subject to possible redemption) at September 30, 2021 and December 31, 2020, respectively	70	—
Class B common stock, $0.0001 par value; 20,000,000 shares authorized; 8,566,667 and 9,816,667 shares issued and outstanding at September 30, 2021 and December 31, 2020, respectively	857	982
Additional paid-in capital	—	24,018
Accumulated deficit	(22,383,518)	(761)
Total stockholders’ equity (deficit)	(22,382,591)	24,239
Total Liabilities and Stockholders’ Equity (Deficit)	$250,584,779	$41,739

The accompanying notes are an integral part of these unaudited financial statements.

ATHENA TECHNOLOGY ACQUISITION CORP.
CONDENSED STATEMENT OF OPERATIONS
THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2021
(UNAUDITED)

	Three months ended September 30, 2021	Nine months ended September 30, 2021
Formation and operating costs	$1,569,345	$3,566,747
Loss from Operations	(1,569,345)	(3,566,747)

Other income (expense):
Interest income on marketable securities held in Trust Account	3,217	13,873
Offering costs allocated to warrants	—	(566,948)
Change in fair value of warrant liability	(4,197,665)	(1,392,083)
Total other expense	(4,194,448)	(1,945,158)

Net loss	$(5,763,793)	$(5,511,905)

Weighted average shares outstanding, Class A common stock	25,700,000	18,357,143
Basic and diluted net loss per share, Class A common stock	$(0.17)	$(0.20)
Weighted average shares outstanding, Class B common stock	8,566,667	8,566,667
Basic and diluted net loss per share, Class B common stock	$(0.17)	$(0.20)

The accompanying notes are an integral part of these unaudited financial statements.

ATHENA TECHNOLOGY ACQUISITION CORP.
CONDENSED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021
(UNAUDITED)

	Class A Common stock		Class B Common stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Balance as of January 1, 2021	—	$—	9,816,667	$982	$24,018	$(761)	$24,239
Sale of 25,000,000 Units, net of underwriting discount, offering expenses and fair value of public warrants	25,000,000	2,500	—	—	226,381,992	—	226,384,492
Sale of 700,000 Private Placement Units, net of fair value of private warrants	700,000	70	—	—	6,720,513	—	6,720,583
Net loss	—	—	—	—	—	(767,176)	(767,176)
Common stock subject to possible redemption	(25,000,000)	(2,500)	—	—	(233,126,523)	(16,870,977)	(250,000,000)
Balance as of March 31, 2021 (restated)	700,000	70	9,816,667	982	—	(17,638,914)	(17,637,862)
Forfeiture of Class B common stock held by initial stockholders	—	—	(1,250,000)	(125)	—	125	—
Net income	—	—	—	—	—	1,019,064	1,019,064
Balance as of June 30, 2021 (restated)	700,000	70	8,566,667	857	—	(16,619,725)	(16,618,798)
Net loss	—	—	—	—	—	(5,763,793)	(5,763,793)
Balance as of September 30, 2021	700,000	$70	8,566,667	$857	—	$(22,383,518)	$(22,382,591)

The accompanying notes are an integral part of these unaudited financial statements.

ATHENA TECHNOLOGY ACQUISITION CORP.
CONDENSED STATEMENT OF CASH FLOWS
NINE MONTHS ENDED SEPTEMBER 30, 2021
(UNAUDITED)

Cash flows from operating activities:
Net loss	$(5,511,905)
Adjustments to reconcile net income to net cash used in operating activities:
Interest on marketable securities held in Trust Account	(13,873)
Offering costs allocated to warrants	566,948
Change in fair value of warrant liability	1,392,083
Changes in operating assets and liabilities:
Prepaid expenses	(283,708)
Other non-current assets	(110,473)
Accrued offering costs and expenses	2,502,189
Due to related party	8,391
Net cash used in operating activities	(1,450,348)

Cash Flows from investing activities:
Investment of cash in Trust Account	(250,000,000)
Net cash used in investing activities	(250,000,000)

Cash Flows from Financing Activities:
Proceeds from sale of Units, net of underwriting discount	245,000,000
Proceeds from sale of Private Placement Units	7,000,000
Payment of offering costs	(372,927)
Net cash provided by financing activities	251,627,073

Net change in cash	176,725
Cash, beginning of period	—
Cash, end of the period	$176,725

Supplemental disclosure of cash flow information:
Initial classification of common stock subject to possible redemption	$250,000,000
Change in common stock subject to possible redemption	$13,873
Initial classification of warrant liability	$10,258,582
Deferred underwriters’ discount payable charged to additional paid-in capital	$8,750,000

The accompanying notes are an integral part of these unaudited financial statements.

ATHENA TECHNOLOGY ACQUISITION CORP.
NOTES TO UNAUDITED FINANCIAL STATEMENTS

Note 1 — Organization and Business Operations

Athena Technology Acquisition Corp. (the “Company”) is a newly organized blank check company incorporated as a Delaware corporation on December 8, 2020. The Company was incorporated for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”).

As of September 30, 2021, the Company had not commenced any operations. All activity through September 30, 2021 relates to the Company’s formation and the Initial Public Offering (“IPO”) which is described below, and identifying a target company for a Business Combination. The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company generates non-operating income in the form of interest income from the proceeds derived from the Initial Public Offering.

The registration statement for the Company’s IPO was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on March 16, 2021 (the “Effective Date”). On March 19, 2021, the Company consummated the IPO of 25,000,000 units ((the “Units” and, with respect to the shares of Class A common stock included in the Units sold, the “Public Shares”), at $10.00 per Unit, generating gross proceeds of $250,000,000, which is discussed in Note 4. Each Unit consists of one share of common stock, and one-third of one redeemable warrant to purchase one share of Class A common stock at a price of $11.50 per whole share.

Simultaneously with the closing of the IPO, the Company consummated the sale of 700,000 Private Placement Units (the “Private Placement Warrants”), at a price of $10.00 per Private Placement Unit, in a private placement to Athena Technology Sponsor LLC, a Delaware limited liability company (the “Sponsor”), generating gross proceeds of $7,000,000, which is discussed in Note 5.

Transaction costs of the IPO amounted to $14,203,291 consisting of $5,000,000 of underwriting discount, $8,750,000 of deferred underwriting discount, and $453,291 of other offering costs and of which $566,948 were allocated to expense associated with the warrant liability.

Following the closing of the IPO on March 19, 2021, $250,000,000 ($10.00 per Unit) from the net offering proceeds of the sale of the Units in the IPO and the sale of the Private Placement Units was placed in a trust account (the “Trust Account”) and invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations. Except with respect to interest earned on the funds held in the Trust Account that may be released to the Company to pay taxes, if any, the proceeds from the IPO and the sale of the Private Placement Units will not be released from the Trust Account until the earliest of (i) the completion of initial Business Combination, (ii) the redemption of the Company’s public shares if the Company is unable to complete an initial Business Combination prior to March 19, 2023 (the “Combination Period”), subject to applicable law, or (iii) the redemption of the Company’s public shares properly submitted in connection with a stockholder vote to amend its amended and restated certificate of incorporation to modify the substance or timing of the Company’s obligation to redeem 100% of its public shares if the Company has not consummated an initial Business Combination within the combination period or with respect to any other material provisions relating to stockholders’ rights (including redemption rights) or pre-initial Business Combination activity. The proceeds deposited in the Trust Account could become subject to the claims of the Company’s creditors, if any, which could have priority over the claims of the Company’s public stockholders.

The Company will provide its public stockholders with the opportunity to redeem all or a portion of their public shares upon the completion of the initial Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) without a stockholder vote by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a proposed Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The stockholders will be entitled to redeem all or a portion of their public shares upon the completion of the initial Business Combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the initial Business Combination, including interest earned on

ATHENA TECHNOLOGY ACQUISITION CORP.
NOTES TO UNAUDITED FINANCIAL STATEMENTS

Note 1 — Organization and Business Operations (cont.)

the funds held in the Trust Account (which interest shall be net of taxes payable), divided by the number of then outstanding public shares, subject to the limitations and on the conditions described herein. The amount in the Trust Account is initially anticipated to be $10.00 per public share. The per share amount the Company will distribute to investors who properly redeem their shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriter.

If the Company is unable to complete the initial Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (which interest shall be net of taxes payable and up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, liquidate and dissolve, subject, in each case, to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

The Sponsor, officers and directors have agreed to (i) waive their redemption rights with respect to any Founder Shares, Private Placement Shares (as defined in Note 3) and public shares they hold in connection with the completion of the initial Business Combination, (ii) waive their redemption rights with respect to any Founder Shares, Private Placement Shares and public shares they hold in connection with a stockholder vote to approve an amendment to the Company’s amended and restated certificate of incorporation, (iii) waive their rights to liquidating distributions from the Trust Account with respect to any Founder Shares they hold if the Company fails to complete the initial Business Combination within the Combination Period, and (iv) vote their Founder Shares, Private Placement Shares and any public shares purchased during or after the IPO in favor of the initial Business Combination.

The Sponsor has agreed that it will be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has entered into a written letter of intent, confidentiality or other similar agreement or Business Combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per public share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under the Company’s indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act. However, the Company has not asked the Sponsor to reserve for such indemnification obligations, nor has the Company independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and the Company believes that the Sponsor’s only assets are securities of the Company. Therefore, the Company cannot assure that the Sponsor would be able to satisfy those obligations. None of the Company’s officers or directors will indemnify the Company for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

Merger Agreement

On July 7, 2021, the Company entered into a definitive agreement for a business combination with Heliogen, Inc. (“Heliogen”) a leading provider of AI-enabled concentrated solar power. Following the business combination, the Company expects to be renamed “Heliogen, Inc.” and will remain listed on the New York Stock Exchange under the new ticker symbol “HLGN”.

ATHENA TECHNOLOGY ACQUISITION CORP.
NOTES TO UNAUDITED FINANCIAL STATEMENTS

Note 1 — Organization and Business Operations (cont.)

The business combination is structured as a statutory merger of the Company and Heliogen, with Heliogen surviving the merger as a wholly owned subsidiary of the Company. All of Heliogen’s stockholders are expected to rollover their equity into the combined company and to receive shares of the Company’s Class A common stock at closing as consideration.

Completion of the proposed transaction is subject to customary closing conditions, including the approval of the Company’s and Heliogen’s respective stockholders and regulatory approvals, and is expected to occur in the fourth calendar quarter of 2021.

In connection with the execution of the definitive business combination agreement, the Company entered into subscription agreements, dated on or about July 6, 2021 (the “Subscription Agreements”), with certain investors, pursuant to which such investors have agreed to purchase an aggregate of 16,500,000 shares of common stock, for a purchase price of $10.00 per share, for an aggregate purchase price of $165,000,000, to be issued immediately prior to and conditioned upon the effectiveness of the consummation of the business combination. The obligations of each party to consummate the transactions pursuant to the Subscription Agreements are conditioned upon, among other things, customary closing conditions and the consummation of the business combination.

On August 30, 2021, the Company received a litigation demand letter (the “Class Vote Demand”) on behalf of Athena stockholder FWD LKNG GDD Irrevocable Trust. The Demand alleges that the Company violated Section 242(b)(2) of the Delaware General Corporation Law by not requiring separate class votes for holders of the Company’s Class A and Class B Common Stock in connection with the Company’s proposed transaction with Heliogen, Inc (“Heliogen”). According to the Class Vote Demand, a class vote is required under Section 242(b)(2) because consideration to the stockholders of Heliogen will be paid in newly issued Common Stock, following elimination of the Class B Common Stock. While such separate class vote is not required pursuant to Section 242(b)(2) of the DGCL, the Company has concluded that such separate class vote is advisable to prevent disruption to the proposed transaction with Heliogen, and to avoid the delay and expense of potential litigation and will amend its Form S-4 Registration Statement to reflect that change. Management believes that the ultimate outcome of the litigation demand will not have a material effect on these Financial Statements.

Liquidity and Going Concern Consideration

As of September 30, 2021, the Company had approximately $177,000 in its operating bank account, and a working capital deficit of approximately $2.1 million, which includes approximately $2.2 million of accrued professional fees not due to be paid until the consummation of the merger.

The Company’s liquidity needs up to March 19, 2021 had been satisfied through a capital contribution from the Sponsor of $25,000 (see Note 6) for the founder shares and the loan under an unsecured promissory note from the Sponsor of up to $300,000 and offering costs and expenses paid for by related parties (see Note 6). Subsequent to the consummation of the IPO, the Company’s liquidity needs have been satisfied through the net proceeds from the consummation of the Private Placement not held in the Trust Account. In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the officers and directors may, but are not obligated to, provide the Company with working capital loans. As of September 30, 2021, there were no amounts outstanding under any working capital loan.

These conditions raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time, which is considered to be one year from the issuance date of the financial statements. These financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

ATHENA TECHNOLOGY ACQUISITION CORP.
NOTES TO UNAUDITED FINANCIAL STATEMENTS

Note 1 — Organization and Business Operations (cont.)

Risks and Uncertainties

Management is continuing to evaluate the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that it could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 2 — Restatement of Previously Issued Financial Statements

In the Company’s previously issued financial statements, a portion of the public shares were classified as permanent equity to maintain stockholders’ equity greater than $5,000,000 on the basis that the Company will consummate its initial business combination only if the Company has net tangible assets of at least $5,000,001. Thus, the Company can only complete a merger and continue to exist as a public company if there is sufficient Public Shares that do not redeem at the merger and so it is appropriate to classify the portion of its public shares required to keep its stockholders’ equity above the $5,000,000 threshold as “shares not subject to redemption.”

However, in light of recent comment letters issued by the Securities & Exchange Commission (“SEC”) to several special purpose acquisition companies, management re-evaluated the Company’s application of ASC 480-10-99 to its accounting classification of public shares. Upon re-evaluation, management determined that the Public Shares issued during the IPO and pursuant to the exercise of the underwriters’ overallotment can be redeemed or become redeemable subject to the occurrence of future events considered outside the Company’s control under ASC 480-10-S99. Therefore, management concluded that all of the Public Shares should be classified as temporary equity in its entirety. As a result, management has noted a reclassification adjustment related to temporary equity and permanent equity. This resulted in an adjustment to the initial carrying value of the Public Shares with the offset recorded to additional paid-in capital (to the extent available), accumulated deficit and common stock.

In connection with the change in presentation for the Public Shares, the Company also restated its earnings per share calculation to allocate net income (loss) evenly to redeemable and nonredeemable common stock. This presentation contemplates a Business Combination as the most likely outcome, in which case, both classes of common stock pro rata in the income (loss) of the Company.

In accordance with SEC Staff Accounting Bulletin No. 99, “Materiality,” and SEC Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements;” the Company evaluated the changes and has determined that the related impacts were material to any previously presented financial statements. Therefore, the Company, in consultation with its Audit Committee, concluded that its previously issued financial statements impacted should be restated to report all public shares as temporary equity. As such the Company is restating those periods in this Quarterly Report.

ATHENA TECHNOLOGY ACQUISITION CORP.
NOTES TO UNAUDITED FINANCIAL STATEMENTS

Note 2 — Restatement of Previously Issued Financial Statements (cont.)

Impact of the Restatement

The impact to the balance sheet as of March 19, 2021, the balance sheet as of March 31, 2021 and the balance sheet as of June 30, 2021 is presented below:

Balance Sheet as of March 19, 2021 (as revised in footnote 2 of form 10Q filed on May 24, 2021)	As Reported	Adjustment	As Restated
Common Stock subject to possible redemption	$227,542,138	$22,457,862	$250,000,000

Class A common stock, $0.0001 par value	295	(225)	70
Class B common stock, $0.0001 par value	982	—	982
Additional Paid in Capital	5,586,660	(5,586,660)	—
Accumulated Deficit	(587,936)	(16,870,977)	(17,458,913)
Total Stockholders’ Equity (Deficit)	$5,000,001	$(22,457,862)	$(17,457,861)
Number of shares subject to redemption	22,754,214	2,245,786	25,000,000
Balance Sheet as of March 31, 2021 (per form 10-Q filed on May 24, 2021)
Common Stock subject to possible redemption	$227,362,131	$22,637,869	$250,000,000

Class A common stock, $0.0001 par value	296	(226)	70
Class B common stock, $0.0001 par value	982	—	982
Additional Paid in Capital	5,766,666	(5,766,666)	—
Accumulated Deficit	(767,937)	(16,870,977)	(17,638,914)
Total Stockholders’ Equity (Deficit)	$5,000,007	$(22,637,869)	$(17,637,862)
Number of shares subject to redemption	22,736,213	2,263,787	25,000,000
Statement of Operations for the three months ended March 31, 2021 (per form 10-Q filed on May 24, 2021)
Weighted average shares outstanding, redeemable Class A common stock	22,752,829	(19,419,496)	3,333,333
Basic and diluted net income per share, redeemable Class A common stock	$0.00	$(0.06)	$(0.06)
Weighted average shares outstanding, non-redeemable Class A and Class B common stock	8,992,369	(332,369)	8,660,000
Basic and diluted net income per share, non-redeemable Class A and Class B common stock	(0.09)	0.03	(0.06)
Balance Sheet as of June 30, 2021 (per form 10-Q filed on August 13, 2021)
Common Stock subject to possible redemption	$228,381,200	$21,618,800	$250,000,000

Class A common stock, $0.0001 par value	286	(216)	70
Class B common stock, $0.0001 par value	857	—	857
Additional Paid in Capital	4,747,731	(4,747,731)	—
Retained Earnings (Accumulated Deficit)	251,127	(16,870,853)	(16,619,726)
Total Stockholders’ Equity (Deficit)	$5,000,001	$(21,618,800)	$(16,618,799)
Number of shares subject to redemption	22,838,120	2,161,880	25,000,000

ATHENA TECHNOLOGY ACQUISITION CORP.
NOTES TO UNAUDITED FINANCIAL STATEMENTS

Note 2 — Restatement of Previously Issued Financial Statements (cont.)

Statement of Operations for the three months ended June 30, 2021 (per form 10-Q filed on August 13, 2021)	As Reported	Adjustment	As Restated
Weighted average shares outstanding, redeemable Class A common stock	22,987,181	2,012,819	25,000,000
Basic and diluted net income per share, redeemable Class A common stock	$0.00	$0.03	$0.03
Weighted average shares outstanding, non-redeemable Class A and Class B common stock	11,529,334	(2,262,667)	9,266,667
Basic and diluted net income per share, non-redeemable Class A and Class B common stock	$0.09	$(0.06)	$0.03
Statement of Operations for the six months ended June 30, 2021 (per form 10-Q filed on August 13, 2021)
Weighted average shares outstanding, redeemable Class A common stock	22,738,853	(8,512,334)	14,226,519
Basic and diluted net income per share, redeemable Class A common stock	$0.00	$0.01	$0.01
Weighted average shares outstanding, non-redeemable Class A and Class B common stock	10,267,860	(1,302,850)	8,965,010
Basic and diluted net income per share, non-redeemable Class A and Class B common stock	$0.02	$(0.01)	$0.01

Note 3 — Significant Accounting Policies

Basis of Presentation

The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and in accordance with the instructions to Form 10-Q and Article 10 of Regulation S-X of the SEC. Certain information or footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a complete presentation of financial position, results of operations, or cash flows. In the opinion of management, the accompanying unaudited condensed financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the periods presented.

The interim results for the nine months ended September 30, 2021 are not necessarily indicative of the results to be expected for the year ending December 31, 2021 or for any future interim periods.

Emerging Growth Company Status

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart our Business Startups Act of 2012, (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

ATHENA TECHNOLOGY ACQUISITION CORP.
NOTES TO UNAUDITED FINANCIAL STATEMENTS

Note 3 — Significant Accounting Policies (cont.)

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of September 30, 2021 and December 31, 2020.

Marketable Securities Held in Trust Account

At September 30, 2021, substantially all of the assets held in the Trust Account were held in money market funds which invest in U.S. Treasury securities.

Warrant Liabilities

The Company evaluated the Public Warrants and Private Placement Warrants (collectively, “Warrants”, which are discussed in Note 4, Note 5 and Note 9) in accordance with ASC 815-40, “Derivatives and Hedging — Contracts in Entity’s Own Equity”, and concluded that a provision in the Warrant Agreement related to certain tender or exchange offers precludes the Warrants from being accounted for as components of equity. As the Warrants meet the definition of a derivative as contemplated in ASC 815, the Warrants are recorded as derivative liabilities on the Condensed Balance Sheet and measured at fair value at inception (on the date of the IPO) and at each reporting date in accordance with ASC 820, “Fair Value Measurement”, with changes in fair value recognized in the Condensed Statement of Operations in the period of change.

Offering Costs Associated with the Initial Public Offering

The Company complies with the requirements of the ASC 340-10-S99-1. Offering costs consisted of legal, accounting, underwriting fees and other costs incurred through the Initial Public Offering that were directly related to the Initial Public Offering. Offering costs are allocated to the separable financial instruments issued in the Initial Public Offering based on a relative fair value basis, compared to total proceeds received. Offering costs associated with warrant liabilities are expensed as incurred, presented as non-operating expenses in the statement of operations. Offering costs associated with the Class A common stock were charged to stockholders’ equity upon the completion of the Initial Public Offering. Transaction costs amounted to $14,203,291, of which $566,948 were allocated to expense associated with the warrant liability.

ATHENA TECHNOLOGY ACQUISITION CORP.
NOTES TO UNAUDITED FINANCIAL STATEMENTS

Note 3 — Significant Accounting Policies (cont.)

Common Stock Subject to Possible Redemption

All of the 25,000,000 Class A Common Stock sold as part of the Units in the Public Offering contain a redemption feature which allows for the redemption of such public shares in connection with the Company’s liquidation, if there is a stockholder vote or tender offer in connection with the Business Combination and in connection with certain amendments to the Company’s second amended and restated certificate of incorporation. In accordance with SEC and its staff’s guidance on redeemable equity instruments, which has been codified in ASC 480-10-S99, redemption provisions not solely within the control of the Company require common stock subject to redemption to be classified outside of permanent equity. Ordinary liquidation events, which involve the redemption and liquidation of all of the entity’s equity instruments, are excluded from the provisions of ASC 480. Accordingly, at September 30, 2021 and December 31, 2020, since all the shares of Class A common stock can be redeemed or become redeemable subject to the occurrence of future events considered outside the Company’s control under ASC 480-10-S99, all shares of Class A common stock subject to redemption is presented as temporary equity, outside of the stockholders’ equity section of the Company’s condensed balance sheets, respectively.

The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable common stock to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of redeemable common stock are affected by charges against additional paid in capital and accumulated deficit.

Income Taxes

The Company accounts for income taxes under ASC 740 Income Taxes (“ASC 740”). ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statement and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized. The deferred tax assets were deemed to be de minimis as of September 30, 2021 and December 31, 2020.

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim period, disclosure and transition.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of September 30, 2021 and December 31, 2020. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company has identified the United States as its only “major” tax jurisdiction. The Company is subject to income tax examinations by major taxing authorities since inception. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with federal and state tax laws. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months. The provision for income taxes was deemed to be de minimis for the nine months ended September 30, 2021.

Net Loss Per Common Share

Net loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the period. The Company has two classes of shares, Class A Common Stock and Class B Common Stock. Earnings and losses are shared pro rata between the two classes of shares.

ATHENA TECHNOLOGY ACQUISITION CORP.
NOTES TO UNAUDITED FINANCIAL STATEMENTS

Note 3 — Significant Accounting Policies (cont.)

The Company’s statement of operations includes a presentation of net loss per share for Class A and Class B common Stock. Net loss per share for Class A and Class B common stock, basic and diluted, is calculated by dividing the proportionate share of net loss by the weighted average number of shares outstanding for the period.

Reconciliation of Net Loss per Common Share

The Company’s net loss is adjusted for the portion of net loss that is allocable to each class of common stock. The allocable net loss is calculated by multiplying net loss by the ratio of weighted average number of shares outstanding attributable to Class A and Class B common stock to the total weighted average number of shares outstanding for the period. Accordingly, basic and diluted loss per common share is calculated as follows:

	Three Months Ended September 30, 2021	Nine Months Ended September 30, 2021
Class A Common Stock
Numerator: Net loss allocable to Class A common stock
Net loss	$(5,763,793)	$(5,511,905)
Less: Allocation of net loss to Class B common stock	(1,440,948)	(1,753,788)
Proportionate share of net loss	$(4,322,845)	$(3,758,117)
Denominator: Weighted Average Class A Common Stock
Basic and diluted weighted average shares outstanding	25,700,000	18,357,143
Basic and diluted net loss per share	$(0.17)	$(0.20)

Class B Common Stock
Numerator: Net loss allocable to Class B common stock
Net loss	$(5,763,793)	$(5,511,905)
Less: Allocation of net loss to Class A common stock	(4,322,845)	(3,758,117)
Proportionate share of net loss	$(1,440,948)	$(1,753,788)
Weighted average shares outstanding, basic and diluted	8,566,667	8,566,667
Basic and diluted net loss per common share	$(0.17)	$(0.20)

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which, at times, may exceed the federal depository insurance coverage of $250,000. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurement,” approximates the carrying amounts represented in the accompanying balance sheet, primarily due to their short-term nature.

Recent Accounting Pronouncements

In August 2020, the FASB issued ASU 2020-06, Debt-Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging-Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”), which simplifies accounting for convertible instruments by removing major separation models required under current GAAP. The ASU also removes certain settlement conditions that are required for equity-linked contracts to qualify for scope exception, and it

ATHENA TECHNOLOGY ACQUISITION CORP.
NOTES TO UNAUDITED FINANCIAL STATEMENTS

Note 3 — Significant Accounting Policies (cont.)

simplifies the diluted earnings per share calculation in certain areas. ASU 2020-06 is effective January 1, 2022 and should be applied on a full or modified retrospective basis, with early adoption permitted beginning on January 1, 2021. The Company is currently assessing the impact, if any, that ASU 2020-06 would have on its financial position, results of operations or cash flows.

Management does not believe that any recently issued, but not effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.

Note 4 — Initial Public Offering

Public Units

On March 19, 2021, the Company sold 25,000,000 Units, at a purchase price of $10.00 per Unit, generating gross proceeds of $250,000,000. Each Unit consists of one share of Class A common stock, and one-third of one redeemable warrant to purchase one share of Class A common stock (the “Public Warrants”).

Public Warrants

Each whole warrant entitles the holder to purchase one share of Class A common stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing on the later of 12 months from the closing of the IPO and 30 days after the completion of the initial Business Combination, provided in each case that the Company has an effective registration statement under the Securities Act covering the shares of Class A common stock issuable upon exercise of the warrants and a current prospectus relating to them is available (or the Company permits holders to exercise their warrants on a cashless basis under the circumstances specified in the warrant agreement) and such shares are registered, qualified or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder. The warrants will expire five years after the completion of the Company’s initial Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

The Company has agreed that as soon as practicable, but in no event later than fifteen (15) business days after the closing of the initial Business Combination, it will use its best efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the Class A common stocks issuable upon exercise of the warrants. The Company will use its best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration or redemption of the warrants in accordance with the provisions of the warrant agreement. If a registration statement covering the shares of Class A common stock issuable upon exercise of the warrants is not effective by the sixtieth (60th) business day after the closing of the initial Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if the Company’s Class A common stock are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, it will not be required to file or maintain in effect a registration statement, and in the event the Company does not so elect, it will use its best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

Once the warrants become exercisable, the Company may redeem the outstanding warrants:

•        in whole and not in part;

•        at a price of $0.01 per warrant;

•        upon a minimum of 30 days’ prior written notice of redemption to each warrant holder; and

ATHENA TECHNOLOGY ACQUISITION CORP.
NOTES TO UNAUDITED FINANCIAL STATEMENTS

Note 4 — Initial Public Offering (cont.)

•        if, and only if, the closing price of the common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period commencing once the warrants become exercisable and ending three business days before the Company sends to the notice of redemption to the warrant holders.

In addition, if the Company issues additional shares of common stock or equity-linked securities for capital raising purposes in connection with the closing of its initial Business Combination at a newly issued price of less than $9.20 per share of common stock (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors, and in the case of any such issuance to the initial stockholders or their respective affiliates, without taking into account any Founder Shares held by them, as applicable, prior to such issuance), the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the newly issued price.

Note 5 — Private Placement

Simultaneously with the closing of the IPO, the Sponsor purchased an aggregate of 700,000 Private Placement Units at a price of $10.00 per Private Placement Units, for an aggregate purchase price of $7,000,000, in a private placement. A portion of the proceeds from the private placement was added to the proceeds from the IPO held in the Trust. Each Private Placement Unit consists of one share of Class A common stock (the “Private Placement Shares”) and one-third of one warrant (the “Private Placement Warrants”).

Each whole Private Placement Warrant is exercisable for one whole share of Class A common stock at a price of $11.50 per share, subject to adjustment. The Private Placement Warrants will be non-redeemable and exercisable on a cashless basis so long as they are held by the Sponsor or its permitted transferees. If the Private Placement Warrants are held by someone other than the Sponsor or its permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the warrants included in the Public Units sold in the IPO.

Note 6 — Related Party Transactions

Founder Shares

On December 28, 2020, the Sponsor paid $25,000, or approximately $0.003 per share, to cover certain offering costs in consideration for 9,816,667 shares of Class B common stock, par value $0.0001 (the “Founder Shares”). Up to 1,250,000 Founder Shares were subject to forfeiture by the Sponsor depending on the extent to which the underwriters’ over-allotment option was exercised. On May 3, 2021, the underwriters’ over-allotment option expired, not having been exercised, and accordingly, the 1,250,000 Founder Shares were forfeited (see Note 8).

The initial stockholders have agreed not to transfer, assign or sell any of their Founder Shares (i) with respect to 25% of such shares, until consummation of the initial Business Combination, (ii) with respect to 25% of the Founder Shares, until the closing price of the Company’s Class A common stock exceeds $12.00 for any 20 trading days within a 30-trading day period following the consummation of the initial Business Combination, (iii) with respect to 25% of the Founder Shares, until the closing price of the Company’s Class A common stock exceeds $13.50 for any 20 trading days within a 30-trading day period following the consummation of the initial Business Combination, and (iv) with respect to 25% of the Founder Shares, until the closing price of the Company’s Class A common stock exceeds $17.00 for any 20 trading days within a 30-trading day period following the consummation of the initial Business Combination or earlier, in any case, if, following a Business Combination, the Company completes a liquidation, merger, capital stock exchange or other similar transaction that results in all of its stockholders having the right to exchange their shares of common stock for cash, securities or other property (the “Lock-up”). Any permitted transferees would be subject to the same restrictions and other agreements of the initial stockholders with respect to any Founder Shares. Notwithstanding the foregoing, in connection with an initial Business Combination, the initial holders may transfer, assign or sell their Founder Shares with the Company’s consent to any person or entity that agrees in writing to be bound by the Lock-up.

ATHENA TECHNOLOGY ACQUISITION CORP.
NOTES TO UNAUDITED FINANCIAL STATEMENTS

Note 6 — Related Party Transactions (cont.)

Due to Related Party

Commencing on the date the securities of the Company were first listed on the New York Stock Exchange, the Company will pay its Sponsor $10,000 per month for office space, secretarial and administrative services provided to members of the management team. Upon completion of the initial Business Combination or the Company’s liquidation, it will cease paying these monthly fees. A total of $64,516 has been accrued as of September 30, 2021.

Promissory Note — Related Party

On January 8, 2021, Company issued an unsecured promissory note to the Sponsor for an aggregate of up to $300,000 to cover expenses related to the IPO. This loan was non-interest bearing and payable on the earlier of December 31, 2021 or the completion of the IPO. The Company did not draw down any amounts under the promissory note. The Sponsor and certain affiliates of the Sponsor have instead made payments for offering costs and expenses on behalf of the Company which were fully reimbursed as of September 30, 2021.

Related Party Loans

In addition, in order to finance transaction costs in connection with an intended Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required on a non-interest-bearing basis (“Working Capital Loans”). If the Company completes the initial Business Combination, it would repay the Working Capital Loans. In the event that the initial Business Combination does not close, the Company may use a portion of the working capital held outside the Trust Account to repay the Working Capital Loans but no proceeds from the Trust Account would be used to repay the Working Capital Loans. Up to $1,500,000 of such Working Capital Loans may be convertible into units of the post-Business Combination entity at a price of $10.00 per unit at the option of the lender. The units would be identical to the Private Placement Units. Except as set forth above, the terms of Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. At September 30, 2021, no Working Capital Loans were outstanding.

Note 7 — Commitments and Contingencies

Registration Rights

The holders of the (i) Founder Shares, which were issued in a private placement prior to the closing of the IPO, (ii) Private Placement Units (including securities contained therein), which will be issued in a private placement simultaneously with the closing of the IPO and the shares of Class A common stock underlying such Private Placement Units and (iii) Private Placement Units that may be issued upon conversion of Working Capital Loans will have registration rights to require the Company to register a sale of any of its securities held by them pursuant to a registration rights agreement that were signed prior to or on the effective date of the IPO. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company registers such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the Company’s completion of its initial Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

On March 19, 2021, the Company paid an underwriting discount of $5,000,000. Additionally, the underwriters are entitled to deferred underwriting fee of 3.5% of the gross proceeds of the IPO, or $8,750,000 in the aggregate. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

In addition, see Note 1, Merger Agreement for the litigation demand.

ATHENA TECHNOLOGY ACQUISITION CORP.
NOTES TO UNAUDITED FINANCIAL STATEMENTS

Note 8 — Stockholders’ Equity (Deficit)

Preferred Stock — The Company is authorized to issue 1,000,000 shares of preferred stock with a par value of $0.0001 and provides that shares of preferred stock may be issued from time to time in one or more series. The Company’s board of directors will be authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. At September 30, 2021 and December 31, 2020, there were no shares of preferred stock issued or outstanding.

Class A Common Stock — The Company is authorized to issue 300,000,000 shares of Class A common stock with a par value of $0.0001 per share. At September 30, 2021 and December 31, 2020, there were 700,000 and 0 shares issued and outstanding, excluding 25,000,000 and no shares subject to possible redemption, respectively.

Class B Common Stock — The Company is authorized to issue 20,000,000 shares of Class B common stock with a par value of $0.0001 per share. Holders are entitled to one vote for each share of Class B common stock. At September 30, 2021 and December 31, 2020, there were 8,566,667 and 9,816,667 shares of Class B common stock issued and outstanding, respectively. Of the 9,816,667 shares of Class B common stock outstanding at December 31, 2020, an aggregate of up to 1,250,000 shares were subject to forfeiture to the Company for no consideration to the extent that the underwriters’ over-allotment option was not exercised in full or in part. On May 3, 2021, the underwriters’ over-allotment option expired not exercised, and accordingly, the 1,250,000 shares were forfeited.

Holders of Class A common stock and holders of Class B common stock will vote together as a single class on all matters submitted to a vote of the Company’s stockholders except as required by law. Unless specified in the Company’s amended and restated certificate of incorporation, or as required by applicable provisions of the DGCL or applicable stock exchange rules, the affirmative vote of a majority of the Company’s shares of common stock that are voted is required to approve any such matter voted on by its stockholders.

The Class B common stock will automatically convert into Class A common stock upon the consummation of the initial Business Combination on a one-for-one basis, subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations and the like, and subject to further adjustment. In the case that additional shares of Class A common stock or equity-linked securities are issued or deemed issued in excess of the amounts offered in the IPO and related to the closing of the initial Business Combination, the ratio at which shares of Class B common stock shall convert into shares of Class A common stock will be adjusted (unless the holders of a majority of the outstanding shares of Class B common stock agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of shares of Class A common stock issuable upon conversion of all shares of Class B common stock will equal, in the aggregate, on an as-converted basis, 25% of the sum of the total number of all shares of common stock outstanding (including the Private Placement Shares) upon completion of the IPO plus all shares of Class A common stock and equity-linked securities issued or deemed issued in connection with the initial Business Combination (excluding any shares or equity-linked securities issued, or to be issued, to any seller in the initial Business Combination, any Private Placement Units and their underlying securities issued to the Sponsor or its affiliates upon conversion of the Working Capital Loans made to the Company).

Note 9 — Fair Value Measurements

The Company follows the guidance in ASC 820 for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection

ATHENA TECHNOLOGY ACQUISITION CORP.
NOTES TO UNAUDITED FINANCIAL STATEMENTS

Note 9 — Fair Value Measurements (cont.)

with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1 —

Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not being applied. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 —

Valuations based on (i) quoted prices in active markets for similar assets and liabilities, (ii) quoted prices in markets that are not active for identical or similar assets, (iii) inputs other than quoted prices for the assets or liabilities, or (iv) inputs that are derived principally from or corroborated by market through correlation or other means.

Level 3 —	Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The following table presents information about the Company’s assets that are measured at fair value on a recurring basis at September 30, 2021, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

	September 30, 2021	Quoted Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets:
U.S. Money Market held in Trust Account	$250,013,873	$250,013,873	$—	$—

Liabilities:
Public Warrants Liability	$11,333,332	$11,333,332	$—	$—
Private Placement Warrants Liability	317,333	—	317,333	—
	$11,650,665	$11,333,332	$317,333	$—

The Warrants are accounted for as liabilities in accordance with ASC 815-40 and are presented within warrant liabilities on the Condensed Balance Sheet. The warrant liabilities are measured at fair value at inception and on a recurring basis, with changes in fair value presented within change in fair value of warrant liabilities in the Condensed Statement of Operations.

The Company established the initial fair value of the Public Warrants and Private Warrants on March 19, 2021, the date of the Company’s Initial Public Offering, using a Monte Carlo simulation model. The Warrants were classified as Level 3 at the initial measurement date, due to the use of unobservable inputs. As of May 9, 2021, when they began trading separately, the Public Warrants were classified as Level 1 due to use of the observed trading price of the separated Public Warrants, and the Private Warrants were classified as Level 2 due to the use of observed price of the Public Warrants which are considered similar liabilities for fair value measurement.

ATHENA TECHNOLOGY ACQUISITION CORP.
NOTES TO UNAUDITED FINANCIAL STATEMENTS

Note 9 — Fair Value Measurements (cont.)

The following table presents the changes Level 3 liabilities for the nine months ended September 30, 2021:

Fair Value at January 1, 2021	$—
Initial fair value of public and private warrants	10,258,582
Change in fair value of public and private warrants	(2,805,582)
Transfer of public warrants to level 1	(7,250,000)
Transfer of private warrants to level 2	(203,000)
Fair Value at September 30, 2021	$—

The key inputs into the Monte Carlo simulation as of March 19, 2021 were as follows:

Inputs	(Initial Measurement) March 19, 2021
Risk-free interest rate	1.38%
Expected term remaining (years)	6.41
Expected volatility	25.0%
Stock price	$10.00

Note 10 — Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Based upon this review, other than as described below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors

Heliogen, Inc.

Pasadena, California

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Heliogen, Inc. (the “Company”) as of December 31, 2020 and 2019, the related statements of operations, convertible preferred stock and shareholders’ deficit, and cash flows for each of the years then ended, and the related notes (collectively referred to as the “ financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ BDO USA, LLP

We have served as the Company’s auditor since 2020.

Los Angeles, California

May 17, 2021

Heliogen, Inc.

Balance Sheets

	As of December 31,
	2020	2019
ASSETS
Cash and cash equivalents	$18,334,079	$14,944,825
Prepaid and other assets	240,836	90,503
Total current assets	18,574,915	15,035,328

Operating lease right-of-use assets	612,051	144,972
Property, plant, and equipment, net	575,325	467,608
Total assets	$19,762,291	$15,647,908

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Trade payables	$307,579	$358,529
Accrued expenses and other payables	316,523	152,017
Debt, current portion	323,521	—
Operating lease liabilities	208,735	73,883
Total current liabilities	1,156,358	584,429

Debt	87,420	—
Long-term operating lease liabilities	403,316	71,089
Warrant liability	44,319	36,824
Total liabilities	1,691,413	692,342
Commitments and contingencies (see Note 12)
Convertible Preferred Stock – Preferred shares, $0.001 par value; 60,274,078 shares authorized and 58,554,536 shares outstanding as of December 31, 2020; 60,274,078 shares authorized and 50,588,630 shares outstanding as of December 31, 2019 (see Note 4)	45,932,453	35,690,739
Shareholders’ deficit
Special stock, $0.001 par value; 0 shares authorized and 0 shares outstanding as of December 31, 2020; 1 share authorized and 1 share outstanding as of December 31, 2019 (see Note 4)	—	—
Common shares, $0.001 par value; 88,206,793 shares authorized and 4,053,489 shares outstanding as of December 31, 2020; 81,206,793 shares authorized and 3,867,136 shares outstanding as of December 31, 2019 (see Note 4)	4,053	3,867
Additional paid-in capital	1,306,257	995,505
Accumulated deficit	(29,171,885)	(21,734,545)
Total shareholders’ deficit	(27,861,575)	(20,735,173)
Total liabilities, convertible preferred stock, and shareholders’ deficit	$19,762,291	$15,647,908

The accompanying notes are an integral part of these Financial Statements.

Heliogen, Inc.

Statements of Operations

	Year Ended December 31,
	2020	2019
Revenue	$200,000	$—
Cost of sales	417,106	—
Gross loss	(217,106)	—

Operating expenses:
Selling, general, and administrative	3,719,254	2,689,591
Research and development	3,582,934	4,702,523
Total operating expenses	7,302,188	7,392,114
Operating loss	(7,519,294)	(7,392,114)

Interest expense	(2,854)	—
Other income, net	84,808	62,218
Net loss before taxes	(7,437,340)	(7,329,896)
Provision for income taxes	—	—
Net loss	$(7,437,340)	$(7,329,896)

Losses per share
Losses per share – Basic	$(1.88)	$(1.97)
Losses per share – Diluted	$(1.88)	$(1.97)
Weighted average number of shares outstanding during the period – Basic	3,962,932	3,727,064
Weighted average number of shares outstanding during the period – Diluted	3,962,932	3,727,064

The accompanying notes are an integral part of these Financial Statements.

Heliogen, Inc.

Statements of Convertible Preferred Stock and Shareholders’ Deficit

			Shareholders’ Deficit
	Convertible Preferred Stock		Special Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount	Shares	Amount
Balance as of December 31, 2018	39,219,813	$21,004,038	1	$—	3,494,744	$3,495	$658,121	$(14,404,649)	$(13,743,033)

Net loss	—	—	—	—	—	—	—	(7,329,896)	(7,329,896)
Issuance of preferred shares, net of issuance costs of $13.3 thousand	11,368,817	14,686,701	—	—	—	—	—	—	—
Share-based compensation	—	—	—	—	—	—	269,918	—	269,918
Shares issued for stock options exercised	—	—	—	—	372,392	372	67,466	—	67,838
Balance as of December 31, 2019	50,588,630	$35,690,739	1	$—	3,867,136	$3,867	$995,505	$(21,734,545)	$(20,735,173)

Net loss	—	—	—	—	—	—	—	(7,437,340)	(7,437,340)
Issuance of preferred shares, net of issuance costs of $20.0 thousand	7,965,906	10,241,714	—	—	—	—	—	—	—
Special Stock conversion	—	—	(1)	—	1	—			—
Share-based compensation	—	—	—	—	—	—	278,202	—	278,202
Shares issued for stock options exercised	—	—	—	—	186,352	186	32,550	—	32,736
Balance as of December 31, 2020	58,554,536	$45,932,453	—	$—	4,053,489	$4,053	$1,306,257	$(29,171,885)	$(27,861,575)

The accompanying notes are an integral part of these Financial Statements.

Heliogen, Inc.

Statements of Cash Flows

	Year Ended December 31,
	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(7,437,340)	$(7,329,896)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	139,304	46,146
Share-based compensation	278,202	269,918
Non-cash operating lease cost	133,608	64,417
Loss on warrant valuation	7,495	21,448
Changes in assets and liabilities:
Accounts receivable trade, net	—	293,884
Prepaid and other assets	(150,335)	220,467
Trade payables	(50,950)	238,238
Accrued expenses and other payables	212,019	(22,787)
Operating lease liabilities	(133,608)	(64,417)
Net cash used in operating activities	(7,001,605)	(6,262,582)
INVESTING ACTIVITIES:
Purchases of property, plant, and equipment	(294,532)	(442,145)
Net cash used in investing activities	(294,532)	(442,145)
FINANCING ACTIVITIES:
Proceeds from exercise of stock options	32,736	67,838
Proceeds from issuance of preferred shares, net of issuance costs of $13.3 thousand and $20.0 thousand, respectively	10,241,714	14,686,701
Proceeds from Paycheck Protection Program loan	410,941	—
Net cash provided by financing activities	10,685,391	14,754,539
INCREASE IN CASH AND CASH EQUIVALENTS	3,389,254	8,049,812
CASH AND CASH EQUIVALENTS, BEGINNING OF THE YEAR	$14,944,825	$6,895,013
CASH AND CASH EQUIVALENTS, END OF THE YEAR	$18,334,079	$14,944,825
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest	$—	$—
Cash paid for incomes taxes, net	$—	$—
SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING AND FINANCING ACTIVITIES
Right-of-use assets obtained in exchange for new operating lease liabilities	$600,687	$73,278
Capitalization of property, plant and equipment incurred but not yet paid	$24,668	$72,179
Operating lease right-of-use asset recorded on adoption of ASC 842	$—	$136,111

The accompanying notes are an integral part of these Financial Statements.

Heliogen, Inc.
Notes to the Financial Statements

1.    Organization and Operations

Heliogen is a clean energy company focused on eliminating the need for fossil fuels. Our mission is to create the world’s first technology that can commercially replace fossil fuels in industrial processes with carbon-free, ultra-high temperature heat from the sun and to transform sunlight into fuels, including hydrogen, at scale. Unless otherwise indicated or the context requires otherwise, references in our financial statements (our “Financial Statements”) to “we,” “our,” “us” and similar expressions refer to Heliogen.

Our activities are subject to significant risks and uncertainties, including failing to secure additional funding or contracts to operationalize our current technology before another company develops similar technology. We have experienced net losses of $7.4 million and $7.3 million for the years ended December 31, 2020 and 2019, respectively. As of December 31, 2020, the Company had an accumulated deficit of $29.2 million and $18.3 million in cash and cash equivalents. The Company has no material debt commitments. Substantially all of the Company’s net losses have resulted from costs incurred in connection with its research and development activities and its general and administrative expenses to support operations. The Company’s net losses may fluctuate significantly from quarter to quarter and year to year.

The Company believes that its available cash as of December 31, 2020, together with the net proceeds received from the 2021 Simple Agreement for Future Equity (“SAFE”) Transaction, as described in the subsequent events footnote, will be sufficient to fund liquidity and capital expenditure requirements for at least the next 12 months from the date of issuance of these Financial Statements. However, the Company expects to continue to incur significant operating expenses for the foreseeable future in connection with its ongoing activities. Accordingly, the Company may continue to require substantial additional capital to fund its projected operating requirements. Such additional capital may not be available when needed or on terms favorable to the Company. There can be no assurance that the Company will be able to continue to raise additional capital through the sale of securities in the future. If the Company is not able to secure adequate additional funding, the Company may be forced to make reductions in spending, extend payment terms with suppliers and/or suspend or curtail planned programs. Any of these actions could materially harm the Company’s business, results of operations, financial conditions and future prospects.

COVID-19 Pandemic

On January 30, 2020, the World Health Organization (“WHO”) announced a global health emergency because of a new strain of coronavirus originating in Wuhan, China (the “COVID-19 outbreak”) and the risks to the international community as the virus spreads globally beyond its point of origin. In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally. During 2020, the Company’s operations were impacted by the stay-at-home orders imposed by various government agencies. The full impact of the COVID-19 outbreak continues to evolve as of the date of this report. As such, it is uncertain as to the full magnitude that the pandemic will have on the Company’s financial condition, liquidity, and future results of operations.

Management is actively monitoring the impact of the global situation on its financial condition, liquidity, operations, suppliers, industry, and workforce. Given the daily evolution of the COVID-19 outbreak and the global responses to curb its spread, the Company is not able to fully estimate the effects of the COVID-19 outbreak on its results of operations, financial condition, or liquidity for fiscal year 2021.

Coronavirus Aid, Relief, and Economic Security (“CARES”) Act, Consolidated Appropriations Act (“CAA”), and American Rescue Plan of 2021 (“ARP”)

On March 27, 2020, President Trump signed into law the CARES Act which, among other things, includes provisions relating to refundable payroll tax credits, deferment of employer side social security payments, net operating loss carryback periods, alternative minimum tax credit refunds, modifications to the net interest deduction limitations, increased limitations on qualified charitable contributions, and technical corrections to tax depreciation methods for qualified improvement property.

Heliogen, Inc.
Notes to the Financial Statements

1.    Organization and Operations (cont.)

It also appropriated funds for the SBA Paycheck Protection Program loans that are forgivable in certain situations to promote continued employment, as well as Economic Injury Disaster Loans to provide liquidity to small businesses harmed by COVID-19.

We continue to examine the impact that the CARES Act may have on our business. Currently, we are unable to determine the impact that the CARES Act will have on our financial condition, results of operations, or liquidity.

On December 29, 2020 the Consolidated Appropriations Act (“CAA”) was enacted in the United States. The CAA provides numerous tax provisions and notably for the Company changes the tax treatment of expenses paid for with a PPP loan from non-deductible to deductible and introduced several additional potential credits and benefits for employers to consider including, but not limited to, the ability for employers who have previously obtained a PPP Loan to potentially also qualify for Employee Retention Credits (“ERC”), initially created as part of the CARES Act. In March 2021, the ARP was enacted to, amongst other things, extend and expand ERC benefits through December 31, 2021. The Company evaluated the provisions of the ARP and it does not anticipate the provisions of either to have a material impact on its provision for income taxes.

2.    Summary of Significant Accounting Policies

Basis of Presentation.    Our Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates.    The preparation of financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the amounts reported in our Financial Statements and the accompanying notes. On an ongoing basis, we evaluate our estimates, including those related to inputs used to recognize revenue over time, accounting for income taxes, the fair values of share-based compensation, lease liabilities, common and preferred stock and warrant liabilities, and long-lived asset impairments. Despite our intention to establish accurate estimates and reasonable assumptions, actual results could differ materially from such estimates and assumptions.

Fair Value Measurements.    We measure certain assets and liabilities at fair value, which is defined as the price that would be received from the sale of an asset or paid to transfer a liability (i.e., an exit price) on the measurement date in an orderly transaction between market participants in the principal or most advantageous market for the asset or liability. Our fair value measurements use the following hierarchy, which prioritizes valuation inputs based on the extent to which the inputs are observable in the market.

Level 1 — Valuation techniques in which all significant inputs are unadjusted quoted prices from active markets for assets or liabilities that are identical to the assets or liabilities being measured.

Level 2 — Valuation techniques in which significant inputs include quoted prices from active markets for assets or liabilities that are similar to the assets or liabilities being measured and/or quoted prices for assets or liabilities that are identical or similar to the assets or liabilities being measured from markets that are not active. Also, model-derived valuations in which all significant inputs are observable in active markets are Level 2 valuation techniques.

Level 3 — Valuation techniques in which one or more significant inputs are unobservable. Such inputs reflect our estimate of assumptions that market participants would use to price an asset or liability.

Cash and Cash Equivalents.    We consider highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Accounts at each institution are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000.

Accounts Receivable Trade.    We record trade accounts receivable for our unconditional rights to consideration arising from our performance under contracts with customers. The carrying value of such receivables, net of the allowance for credit losses, represents their estimated net realizable value. Payment terms for sales are generally due upon demand or within 60 days of satisfying the associated performance obligations. As a practical expedient, we

Heliogen, Inc.
Notes to the Financial Statements

2.    Summary of Significant Accounting Policies (cont.)

do not adjust the promised amount of consideration for the effects of a significant financing component when we expect, at contract inception, that the period between our transfer of a promised product or service to a customer and when the customer pays for that product or service will be one year or less. We typically do not include extended payment terms in our contracts with customers.

As of December 31, 2020 and 2019, we did not have a balance in accounts receivable trade.

Accounts Receivable, Unbilled.    Accounts receivable, unbilled represents a contract asset for revenue that has been recognized in advance of billing the customer, which is common for long-term contracts. Accordingly, revenue could be recognized in advance of billing the customer, resulting in an amount recorded to “Accounts receivable, unbilled and retainage” or “Other assets” depending on the expected timing of payment for such unbilled receivables. Once we have an unconditional right to consideration under a construction contract, we typically bill our customer and reclassify the “Accounts receivable, unbilled and retainage” to “Accounts receivable trade.” Billing requirements vary by contract but are generally structured around the completion of certain development, construction, or other specified milestones.

As of December 31, 2020 and 2019, we did not have a balance in accounts receivable, unbilled.

Allowance for Credit Losses.    The allowance for credit losses is a valuation account that is deducted from a financial asset’s amortized cost to present the net amount we expect to collect from such asset. We estimate allowances for credit losses using relevant available information from both internal and external sources. We monitor the estimated credit losses associated with our trade accounts receivable and unbilled accounts receivable based primarily on our collection history and the delinquency status of amounts owed to us, which we determine based on the aging of such receivables. Such methods and estimates are adjusted, as appropriate, for relevant past events, current conditions, such as the COVID-19 pandemic and related containment measures, and reasonable and supportable forecasts. We recognize write-offs within the allowance for credit losses when cash receipts associated with our financial assets are deemed uncollectible. See our assessment of the impacts of adopting Accounting Standard Update (“ASU”) No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (as amended by ASU No. 2018-19) in Standards adopted.

As of December 31, 2020 we did not have a balance in allowance for credit losses. As of December 31, 2019 we wrote off the entire balance of a note receivable received in 2019. See Note 8 for more details.

Property, Plant and Equipment.    We report our property, plant and equipment at cost, less accumulated depreciation. Cost includes the price paid to acquire or construct the assets, required installation costs, interest capitalized during the construction period, and any expenditures that substantially add to the value of or substantially extend the useful life of the assets. We capitalize costs related to computer software obtained or developed for internal use, which generally includes enterprise-level business and finance software that we customize to meet our specific operational requirements. We expense repair and maintenance costs at the time we incur them.

We begin depreciation for our property, plant, and equipment when the assets are placed in service. We consider such assets to be placed in service when they are both in the location and condition for their intended use. We compute depreciation expense using the straight-line method over the estimated useful lives of assets, as presented in the table below. We depreciate leasehold improvements over the shorter of their estimated useful lives or the remaining term of the lease. The estimated useful life of an asset is reassessed whenever applicable facts and circumstances indicate a change in the estimated useful life of such asset has occurred.

Useful Lives in Years
Leasehold improvements	5
Computer equipment and software	2
Machinery, vehicles, and other equipment	5
Furniture and fixtures	2

Heliogen, Inc.
Notes to the Financial Statements

2.    Summary of Significant Accounting Policies (cont.)

Asset Impairments.    We assess long-lived assets classified as “held and used,” including our property, plant and equipment and operating lease assets, for impairment whenever events or changes in circumstances arise, including consideration of technological obsolescence, that may indicate that the carrying amount of such assets may not be recoverable. These events and changes in circumstances may include a significant decrease in the market price of a long-lived asset; a significant adverse change in the extent or manner in which a long-lived asset is being used or in its physical condition; a significant adverse change in the business climate that could affect the value of a long-lived asset; an accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset; a current-period operating or cash flow loss combined with a history of such losses or a projection of future losses associated with the use of a long-lived asset; or a current expectation that, more likely than not, a long-lived asset will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. For purposes of recognition and measurement of an impairment loss, long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. For the years ended December 31, 2020 and 2019, we recorded no impairment.

When impairment indicators are present, we compare undiscounted future cash flows, including the eventual disposition of the asset group at market value, to the asset group’s carrying value to determine if the asset group is recoverable. If the carrying value of the asset group exceeds the undiscounted future cash flows, we measure any impairment by comparing the fair value of the asset group to its carrying value. Fair value is generally determined by considering (i) internally developed discounted cash flows for the asset group, (ii) third-party valuations, and/or (iii) information available regarding the current market value for such assets. If the fair value of an asset group is determined to be less than its carrying value, an impairment in the amount of the difference is recorded in the period that the impairment indicator occurs. Estimating future cash flows requires significant judgment, and such projections may vary from the cash flows eventually realized.

We consider a long-lived asset to be abandoned after we have ceased use of the asset and we have no intent to use or repurpose it in the future. Abandoned long-lived assets are recorded at their salvage value, if any.

Variable Interest Entities (“VIE”).    We may enter into relationships with or make investments in other entities that may be VIEs. A VIE is consolidated in the Financial Statements if we have the power to direct activities that most significantly impact the economic performance of the VIE and have the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE, as defined by Accounting Standards Codifications (“ASC”) 810, Consolidation. Point Load Power, Inc (“PLP”) is a VIE in which we have a variable interest in the form of less than 50% equity ownership. We have concluded that we are not most closely associated with PLP, and PLP’s other variable interest holders are not under our common control. Additionally, based on PLP’s purpose, design, and its contractual arrangements, substantially all of PLP’s business activities do not involve, nor are they substantially conducted on behalf of us. Accordingly, we are not PLP’s primary beneficiary, and therefore have not consolidated PLP within our Financial Statements as of and for the years ended December 31, 2020 and 2019.

Advertising Costs.    Advertising costs are expensed as incurred and totaled approximately $249.9 thousand and $157.2 thousand, for the years ended December 31, 2020 and 2019, respectively. Advertising costs are presented within selling, general, and administrative in the Statements of Operations.

Leases.    Upon commencement of a lease, we recognize a lease liability for the present value of the lease payments not yet paid, discounted using an interest rate that represents our ability to borrow on a collateralized basis over a period that approximates the lease term. We also recognize a lease asset, which represents our right to control the use of the underlying property, plant, or equipment, at an amount equal to the lease liability, adjusted for prepayments and initial direct costs.

We subsequently recognize the cost of operating leases on a straight-line basis over the lease term, and any variable lease costs, which represent amounts owed to the lessor that are not fixed per the terms of the contract, are recognized in the period in which they are incurred. Any costs included in our lease arrangements that are not

Heliogen, Inc.
Notes to the Financial Statements

2.    Summary of Significant Accounting Policies (cont.)

directly related to the leased assets, such as maintenance charges, are included as part of the lease costs. Leases with an initial term of one year or less are considered short-term leases and are not recognized as lease assets and liabilities. We also recognize the cost of such short-term leases on a straight-line basis over the term of the underlying agreement.

Many of our leases contain renewal options that are exercisable at our discretion. At the commencement date of a lease, we include in the lease term any periods covered by a renewal option, to the extent we are reasonably certain to exercise such options. In making this determination, we seek to align the lease term with the expected economic life of the underlying asset.

Deferred Revenue.    When we receive consideration, or such consideration is unconditionally due, from a customer prior to transferring goods or services to the customer under the terms of a sales contract, we record deferred revenue, which represents a contract liability. Such deferred revenue typically results from billings in excess of costs incurred on long-term contracts and advance payments received. As a practical expedient, we do not adjust the consideration in a contract for the effects of a significant financing component when we expect, at contract inception, that the period between a customer’s advance payment and our transfer of a promised product or service to the customer will be one year or less. Additionally, we do not adjust the consideration in a contract for the effects of a significant financing component when the consideration is received as a form of performance security.

As of December 31, 2020 and 2019, we did not have a balance in deferred revenue.

Revenue Recognition — Engineering & Development (“E&D”).    We recognize revenue over time as work is performed using the incurred costs method, which we believe is the method that most accurately reflects our progress toward satisfaction of the performance obligation. Under this method, revenue arising from fixed-price contracts is recognized as work is performed based on the ratio of costs incurred to date to the total estimated costs at completion of the performance obligations.

Incurred costs include all direct material, labor, and subcontract costs, and those indirect costs related to contract performance, such as indirect labor, supplies, and tools. Project material costs are included in incurred costs when the project materials have been installed by being permanently attached or fitted. Cost-based input methods of revenue recognition require us to make estimates of net contract revenues and costs to complete the projects. In making such estimates, significant judgment is required to evaluate assumptions related to the amount of net contract revenues, including the impact of any performance incentives, liquidated damages, and other payments to customers. Significant judgment is also required to evaluate assumptions related to the costs to complete the projects, including materials, labor, contingencies, and other system costs. If the estimated total costs on any contract are greater than the net contract revenues, we recognize the entire estimated loss in the period the loss becomes known and can be reasonably estimated.

Research and Development.    We incur research and development costs during the process of researching and developing new products and enhancing our existing products, technologies, and manufacturing processes. Our research and development costs consist primarily of employee compensation, materials and outside services. We expense these costs as incurred until the resulting product has been completed, tested, and made ready for commercial manufacturing.

Concentration of Credit Risk:    We are exposed to credit losses in the event of nonperformance by the counterparties to our financial instruments. Financial and instruments that potentially subject us to concentrations of credit risk are primarily cash and cash equivalents and accounts receivable. Our investment policy requires cash and cash equivalents to be placed with high-quality financial institutions and to limit the amount of credit risk from any one issuer.

We perform credit evaluations of our customers’ financial condition whenever deemed necessary. We maintain an allowance for credit losses based on the expected collectability of all accounts receivable, which takes into consideration an analysis of historical bad debts, specific customer creditworthiness, current economic trends, and reasonable and supportable forecasts.

Heliogen, Inc.
Notes to the Financial Statements

2.    Summary of Significant Accounting Policies (cont.)

Customer Concentration Risk.    We currently have one customer for which all of our revenue was derived.

Share-Based Compensation.    We recognize share-based compensation expense for the estimated fair value of stock option awards issued as compensation to individuals over the requisite service period, which is generally four years. We account for forfeitures of stock option awards as such forfeitures occur. Accordingly, when an associate’s employment is terminated, all previously unvested options granted to such associate are forfeited, which results in a benefit to share-based compensation expense in the period of such employee’s termination equal to the cumulative expense recorded through the termination date for the unvested awards. We recognize share-based compensation expense for options with graded vesting schedules on a straight-line basis over the requisite service periods ensuring that cumulative recorded stock-based compensation expense equals the grant date fair value of vested awards at each period-end.

Income Taxes.    We use the asset and liability method to account for income taxes whereby we calculate deferred tax assets or liabilities using the enacted tax rates and tax law applicable to when any temporary differences are expected to reverse. We establish valuation allowances, when necessary, to reduce deferred tax assets to the extent it is more likely than not that such deferred tax assets will not be realized.

Income tax expense includes (i) deferred tax expense, which generally represents the net change in deferred tax assets or liabilities during the year plus any change in valuation allowances, and (ii) current tax expense, which represents the amount of tax currently payable to or receivable from taxing authorities. We only recognize tax benefits related to uncertain tax positions that are more likely than not of being sustained upon examination. For those positions that satisfy such recognition criteria, the amount of tax benefit that we recognize is the largest amount of tax benefit that is more likely than not of being sustained on ultimate settlement of the uncertain tax position. The Company’s policy is to recognize interest and penalties related to uncertain tax positions, if any, in the income tax provision.

Related Party Transactions.    See Note 11 to our Financial Statements for information on these transactions.

Accounting standards

The following table provides a brief description of recent accounting standards updated (“ASU”) issued by the Financial Accounting Standards Board (“FASB”) that could have a material effect on our Financial Statements:

Standards adopted

Standard	Description	Date of Adoption	Effect on the Financial Statements or Other Significant Matters
ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (as amended by ASU No. 2018-19)

This standard amends current guidance on the impairment of financial instruments by adding an impairment model (known as the current expected credit loss (CECL) model) that is based on expected losses rather than incurred losses. Under the new guidance, an entity recognizes, as an allowance, its life of asset estimate of expected credit losses at the time of recognition of the related asset.

January 2020

On January 1, 2020, we adopted ASU No. 2016-13 using the modified retrospective approach required by the ASU. We determined our credit losses by applying an expected loss rate to the outstanding balance of accounts receivable for each of our contracts. The adoption of ASU No. 2016-13 was immaterial to our Financial Statements for the year ended December 31, 2020.

Heliogen, Inc.
Notes to the Financial Statements

2.    Summary of Significant Accounting Policies (cont.)

Standard	Description	Date of Adoption	Effect on the Financial Statements or Other Significant Matters
ASU No. 2016-02, Leases (Topic 842)

This standard introduces a lessee model that brings most leases on the balance sheet. This will increase a lessee’s reported assets and liabilities — in some cases very significantly. Lessor accounting remains substantially similar to current U.S. GAAP.

January 2019

We adopted ASU No. 2016-02 using the transition method outlined in ASU No. 2018-11, Leases (Topic 842): Targeted Improvements, resulting in no cumulative adjustment to accumulated deficit as our lease portfolio consists solely of operating leases. Refer to Note 7 for further discussion.

ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), as clarified and amended by ASU 2015-14, ASU 2016-08, ASU 2016-10, ASU 2016-12, and ASU 2016-20

This standard provides companies with a single model for use in accounting for revenue arising from contracts with customers and supersedes current revenue recognition guidance, including industry-specific revenue guidance. The core principle of the model is to recognize revenue when control of the goods or services transfers to the customer, as opposed to recognizing revenue when the risks and rewards transfer to the customer under the existing revenue guidance.

January 2018

We applied the modified retrospective transition method to all contracts upon the adoption of ASU 2014-09. We provided the additional required disclosures, but the cumulative adjustment from our adoption was zero in our Financial Statements. See Note 3.

Standards not yet adopted

Standard	Description	Date of Adoption	Effect on the Financial Statements or Other Significant Matters
ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes

The standard simplifies the accounting for income taxes, eliminates certain exceptions within ASC 740, Income Taxes, and clarifies certain aspects of the current guidance to promote consistency among reporting entities.

January 2021

The adoption of ASU No. 2019-12 will result in changes to deferred tax liabilities and deferred income tax expense. We do not expect the adoption of ASU No. 2019-12 to have a material impact on our Financial Statements.

ASU No. 2020-06, Debt with Conversion and Other Options	This standard simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity’s own equity	January 2022	We are currently evaluating ASU No. 2020-06 noting that we have not determined the full impact of adoption of ASU 2020-06 on our Financial Statements.

Heliogen, Inc.
Notes to the Financial Statements

3.    Revenue from Contracts with Customers

We operate our business under one operating segment through which we provide E&D services. We may provide any combination of individual products and services within such capabilities depending upon the customer and market opportunity.

We recognize revenue over time using the incurred costs method for our E&D services, in which significant judgment is required to evaluate assumptions including the amount of net contract revenues and the total estimated costs to determine our progress toward contract completion. If the estimated total costs on any contract are greater than the net contract revenues, we recognize the entire estimated loss in the period the loss becomes known. For the year ended December 31, 2020, there were no cumulative effects of revisions to estimates related to net contract revenues or costs to complete contracts, as such, we did not recognize any impact to revenue during the periods presented.

Our contracts with customers may include multiple promised goods and services. In such cases, we identify performance obligations by evaluating whether the promised goods and services are capable of being distinct within the context of the contract at contract inception. Promised goods and services that are not distinct at contract inception are combined. Once we identify the performance obligations, we will determine a transaction price based on contractual amounts and an estimate of variable consideration. We allocate the transaction price to each performance obligation based the on relative stand-alone selling price (“SSP”) maximizing the use of observable inputs. Judgment is exercised to determine the SSP of each distinct performance obligation.

As of December 31, 2020, we had completed our obligations under our only contract in which $200.0 thousand of revenue was generated for the year ended December 31, 2020. We entered into a separate contract with the same counterparty for an aggregate transaction price of $6.0 million, of which no revenue was recognized in the year ended December 31, 2020, as performance on the contract had not commenced. We expect to recognize the $6.0 million as revenue in 2021. Services under both contracts were performed and scheduled to be performed for a non-governmental customer in Australia. We generally collect payment within 60 days of billing.

There were no significant changes in our contract assets or liabilities as of and for the years ended December 31, 2020 and 2019.

On January 1, 2019 our balance in accounts receivable trade, net was $293.9 thousand. We did not have an opening balance in either contract assets or contract liabilities.

Revenue recognized for the year ended December 31, 2020 relates solely to the performance obligation satisfied in 2020, with no revenue recognized from performance obligations satisfied in prior periods.

4.    Outstanding Shares

Preferred Stock

As of December 31, 2020, we had authorized 60,274,078 shares of undesignated convertible preferred stock, $0.001 par value, of which 58,554,536 and 50,588,630 shares were issued and outstanding as of December 31, 2020 and 2019, respectively. Our Board of Directors (the “Board”) and existing stock stockholders are authorized to determine the rights of each offering of preferred stock including, among other terms, dividend rights, voting rights, conversion rights, redemption prices and liquidation preferences, if any, subject to the limitations of applicable laws, regulations and its charter.

Heliogen, Inc.
Notes to the Financial Statements

4.    Outstanding Shares (cont.)

Our authorized convertible preferred stock consists of the following tranches as of December 31, 2020 and 2019:

	As of December 31,
	2020(1)	2019
Series Seed	4,000,000	4,000,000
Series Seed – 1	4,662,290	4,662,290
Series Seed – 2	8,484,214	8,484,214
Series Seed – 3	2,693,316	2,693,316
Series Seed – 4	941,868	941,868
Series A-1	18,610,884	18,610,884
Series A-2	20,881,506	20,881,506
Total authorized preferred stock	60,274,078	60,274,078

____________

(1)      See liquidation preference for the respective redemption rates.

Our outstanding convertible preferred shares and carrying values consist of the following tranches as of December 31, 2020 and 2019:

	As of December 31,
	2020(1)		2019(1)
	Outstanding	Carry Value	Outstanding	Carry Value
Series Seed	4,000,000	$100,000	4,000,000	$100,000
Series Seed – 1	4,662,290	2,686,199	4,662,290	2,686,199
Series Seed – 2	8,311,455	5,740,492	8,311,455	5,740,492
Series Seed – 3	2,693,316	1,921,543	2,693,316	1,921,543
Series Seed – 4	941,868	750,000	941,868	750,000
Series A – 1	18,610,884	9,887,284	18,610,884	9,891,936
Series A – 2	19,334,723	24,846,935	11,368,817	14,600,569
Total outstanding preferred stock	58,554,536	$45,932,453	50,588,630	$$35,690,739

____________

(1)      See liquidation preference for the respective redemption rates.

Conversion rights.    Each preferred share is convertible, at the holder’s option, into such number of fully paid and non-assessable shares of Class A common stock as is determined by dividing the applicable original issue price by the conversion price, which is equal to the liquidation preference price described in the Liquidation preference paragraph below. The preferred shares will automatically convert into shares of Class A common stock at its then effective conversion rate immediately upon the closing of an initial public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of Class A common stock with gross proceeds to the Company of not less than $50.0 million at a per share price of not less than the price determined by dividing $150.0 million by the number of Class A common shares outstanding immediately prior to closing an IPO or upon the consent of a majority of each series of convertible preferred stock voting as a single class.

Liquidation preference.    In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of, on a pari passu basis, Series Seed, Series Seed — 1, Series Seed — 2, Series Seed — 3, Series Seed — 4, Series A-1, and Series A-2 convertible preferred stock are entitled to receive, prior and in preference to any distribution of any assets or surplus funds to the holders of the Special Stock (see below for a description of the terms of the Special Stock) and the common stock, $0.025, $0.57, $0.63, $0.69, $0.69, $0.53732, $1.29301 per share, respectively, plus any dividends declared but unpaid on such shares payable on a pari passu basis among the series. Thereafter, any remaining assets and funds of the Company will be (i) distributed

Heliogen, Inc.
Notes to the Financial Statements

4.    Outstanding Shares (cont.)

ratably to the holders of Class A common stock and (ii) the holder of the Special Stock or Class B common stock shall be entitled to receive for each outstanding share of Special Stock or Class B common stock then held by it an amount equal to the par value of such share (provided, however, that the right to receive the payment called for herein may be waived by the holder of the Special Stock or Class B common stock). A liquidation event is deemed to include the Company’s sale of all or substantially all of its assets or the acquisition of the Company by another person or entity by means of merger or consolidation resulting from the transfer of 50% or more of the Company’s voting power. The preferred stockholders can waive this “deemed” liquidation preference by a majority vote. Since the occurrence of a deemed liquidation event is outside the control of the Company, the preferred stock is not considered permanent equity and is classified as mezzanine equity and its carried at fair value, which is deemed to be the issuance proceeds received, less issuance costs, until such time as the occurrence of a deemed liquidation event or settlement of the preferred stock.

Voting rights.    The preferred stockholders are entitled to one vote for each share of Class A common stock into which such preferred stock can be converted. The preferred stock generally votes together with the Special Stock and the common stock and not as a separate class. The Company’s Amended and Restated Certificate of Incorporation include certain provisions which require a vote of at least a majority of preferred stockholders voting as a single class with respect to certain actions of the Board including: (1) effecting an amendment or waiver of any of the provisions of the Company’s certificate of incorporation or bylaws (including pursuant to a merger) if such action would adversely alter or change in any material respect the rights, preferences, privileges or restrictions of any outstanding series of preferred stock; (2) paying any dividends; (3) authorization, creation or issuance of any share of capital stock senior to, or on parity with such series of preferred stock with respect to any preferences, designations, privileges or powers; (4) increase the number of authorized shares of capital stock; (5) redeem, purchase or otherwise acquire any share or shares of preferred stock or Class A common stock (other than the repurchase of stock from employees, officers, directors or consultants of the Company in connection with the termination of their employment or services pursuant to agreements approved by the Board); (6) authorize any debt security in excess of $200.0 thousand; (7) effect a change in the size of the Board, sell, issue, sponsor, create or distribute any digital tokens, cryptocurrency or other blockchain-based assets (collectively, “Tokens”), including through a pre-sale, initial coin offering, token distribution event or crowdfunding, or through the issuance of any instrument convertible into or exchangeable for Tokens, and (8) effect any action resulting in liquidation, dissolution winding up or any deemed liquidation as described above.

Dividends.    The holders of preferred stock are entitled to receive noncumulative dividends in an amount per share equal to 8% of the original issuance price per annum when, as, and if declared by the Board. No dividends will be paid to the Class A common stockholders until all dividends for such year have been paid to convertible preferred stockholders and if dividends are declared and paid to common stockholders they must also be declared and paid to preferred stockholders with at least the same terms.

Common Stock

As of December 31, 2020, we had 88,206,793 authorized shares of common stock, $0.001 par value, of which 4,053,489 and 3,867,136 shares were issued and outstanding as of December 31, 2020 and 2019, respectively.

Our authorized common stock consists of the following tranches as of December 31, 2020 and 2019:

	As of December 31,
	2020	2019
Class A	88,205,793	81,205,793
Class B	1,000	1,000
Total authorized common stock	88,206,793	81,206,793

Heliogen, Inc.
Notes to the Financial Statements

4.    Outstanding Shares (cont.)

Our outstanding common stock consist of the following tranches as of December 31, 2020 and 2019:

	As of December 31,
	2020	2019
Class A	4,053,489	3,867,136
Class B	—	—
Total outstanding common stock	4,053,489	3,867,136

We are authorized to issue Class A and Class B common stock and Special Stock. The Class A and Class B common stockholders are entitled to one vote for each share of Class A and Class B common stock held. The Class A and Class B common stock generally votes together with the Special Stock and the preferred stock and not as a separate class. The holder of the Special Stock is entitled to cast that number of votes equal to the greater of such holder’s actual votes or that number of votes equal to 80% of the voting power of all outstanding shares of capital stock of the Company in each vote of the stockholders of the Company or action by written consent of such stockholders held or taken for any purpose, including the election of directors.

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, and after payment to the holders of Preferred Stock of the amounts to which they are entitled prior and in preference to any distribution of any assets or surplus funds, any remaining assets and funds of the Company will be (i) distributed ratably among the holders of the Class A common stock; and (ii) the holder of the Special Stock or Class B common stock shall be entitled to receive for each outstanding share of Special Stock or Class B common stock then held by it an amount equal to the par value of such share (provided, however, that the right to receive the payment called for herein may be waived by the holder of the Special Stock or Class B common stock).

Since the inception of the Company, one share of Special Stock was held by Idealab Holdings, LLC; however, as of December 31, 2020, the one share of Special Stock is no longer outstanding as it was converted, pursuant to the elective conversion feature, into Class A common stock. Once converted, the share of Special Stock cannot be reissued. No dividend shall be paid on the Class A common stock in any year, other than dividends payable solely in capital stock, until all dividends for such year have been declared and paid on the preferred stock, and no dividends on the Class A common stock shall be paid unless the amount of such dividend on the Class A common stock is also paid on the preferred stock on an as-converted to Class A common stock basis. No dividend shall be paid on the Class B common stock or Special Stock in any year. As of December 31, 2020, we did not have any authorized or outstanding shares of Special Stock, as the sole share was converted during 2020.

Warrant liability

For the years ended December 31, 2020 and 2019, the Company incurred a $7.5 thousand loss and a $21.4 thousand loss, respectively, on the warrant valuation reported within selling, general, and administrative expenses on the Statements of Operations. The warrants allow the holders to purchase 189,395 shares of Series – 2 Preferred Stock at $0.69 per share, which expires on May 25, 2027.

Heliogen, Inc.
Notes to the Financial Statements

5.    Property, Plant and Equipment

The balance of property, plant and equipment, net is as follows:

	As of December 31,
	2020	2019
Property, plant, and equipment, gross
Leasehold improvements	$575,399	$493,723
Computer equipment	149,372	43,917
Machinery, vehicles, and other equipment	59,890	—
Furniture and fixtures	9,735	9,735
Total property, plant, and equipment, gross	794,396	547,375
Accumulated depreciation	(219,071)	(79,767)
Total property, plant, and equipment, net	$575,325	$467,608

Depreciation expense for property and equipment was $139.3 thousand and $46.1 thousand for the years ended December 31, 2020 and 2019, respectively.

6.    Debt

Our debt consists of the following:

	As of December 31,
	2020	2019
Debt obligations
Paycheck Protection Program (1)	$410,941	$—
Total debt(2)	$410,941	$—

____________

(1)      Bears interest at 1.0%, with recurring monthly interest payments commencing six months after execution of the loan, with the balance, unless otherwise forgiven, due on April 21, 2022. We believe the carrying value equals the fair value as of December 31, 2020. As of December 31, 2020, we had $2.9 thousand in accrued interest reported within accrued expenses and other payables on the Balance Sheet.

(2)      Of this amount, $323.5 thousand is reported within our current liabilities.

On April 21, 2020, we entered into an unsecured loan in the aggregate principal amount of $410.9 thousand (the “PPP Loan”) pursuant to the Paycheck Protection Program (the “PPP”), sponsored by the Small Business Administration (the “SBA”) as guarantor of loans under the PPP. The PPP is part of the CARES Act and provides for loans to qualifying businesses in a maximum amount equal to the lesser of $10.0 million and 2.5 times the average monthly payroll expenses of the qualifying business. The proceeds of the loan may only be used for payroll costs, rent, utilities, mortgage interests, and interest on other pre-existing indebtedness.

The application for these funds required us to, in good faith, certify that current economic uncertainty made the loan request necessary to support our ongoing operations. The receipt of these funds, and the forgiveness of the loan attendant to these funds, is dependent on the Company having initially qualified for the loan and qualifying for the forgiveness of such loan based on our future adherence to the forgiveness criteria. On October 7, 2020, the SBA released guidance clarifying the deferral period for PPP loan payments. The Paycheck Protection Flexibility Act of 2020 extended the deferral period for loan payments to either (1) the date that SBA remits the borrower’s loan forgiveness amount to the lender or (2) if the borrower does not apply for loan forgiveness, ten months after the end of the borrower’s loan forgiveness covered period.

The PPP Loan was repaid in full on March 11, 2021.

Heliogen, Inc.
Notes to the Financial Statements

7.    Leases

On January 1, 2019, we adopted ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”), using the transition method outlined in ASU No. 2018-11, Leases (Topic 842): Targeted Improvements. The adoption of ASU 2016-02 resulted in no cumulative adjustment to accumulated deficit as our lease portfolio consists solely of operating leases. On the date of adoption, January 1, 2019, we obtained a right-of-use assets in exchange for lease liabilities of $136.1 thousand, respectively, related to our portfolio of operating leases.

We elected the following practical expedients, as provided under the applicable transition guidance:

•        Package of practical expedients, which, among other things, allows us to carry forward our prior lease classifications under ASC 840, Leases;

•        Combine lease and nonlease components, which primarily relate to common area maintenance, for our office and manufacturing facilities, as a single lease component;

•        Use of hindsight in determining the lease term; and

•        Recognized lease payments on a straight-line basis over the lease term for all leases with a term of 12 months or less and were not classified on the balance sheet.

We enter into operating leases primarily for office and manufacturing facilities in California to support our customer development initiatives. Our leases, located in Pasadena, Alhambra and Lancaster, are leased under various agreements that extend for varying periods through 2023, with the option to extend our Lancaster lease through 2024. The extension option is reasonably certain to be exercised and included in the amounts recorded.

Our future minimum lease payments as of December 31, 2020 were as follows:

Operating Leases
Minimum future lease payments
2021	$235,882
2022	241,781
2023	183,056
2024	5,000
Total minimum future lease payments	665,719
Less: imputed interest	(53,668)
Total lease liability(1)	$612,051

____________

(1)      Includes the current and non-current lease liability, as reported in our Balance Sheet.

The following table presents the components of lease expense and supplemental cash flow information:

	Year Ended December31,
	2020	2019

Lease expense(1)	$230,242	$177,681
Cash paid for amounts included in the measurement of lease liabilities
Operating cash outflows for operating leases	$133,608	$64,417

____________

(1)      Includes variable and short-term lease expenses, which are individually immaterial for disaggregation. Our lease expense is reported in selling, general, and administrative expense in the Statements of Operations.

Heliogen, Inc.
Notes to the Financial Statements

7.    Leases (cont.)

The following table presents other relevant information related to our leases as of December 31, 2020:

Operating Leases
Weighted-average remaining lease term	2.7 years
Weighted-average discount rate (1)	6.0%

____________

(1)      The discount rates applied to each operating lease reflects our estimated incremental borrowing rate which was determined based on lending rates specific to the type of leased real estate.

8.    Other Balance Sheet Items

Prepaid and other assets

The following summarizes the balances of prepaid and other assets as of December 31, 2020 and 2019:

	As of December 31,
	2020	2019
Vendor deposits	$46,649	$13,905
Prepaid expenses	174,906	63,598
Security deposit	19,281	13,000
Total prepaid and other assets	$240,836	$90,503

Note receivable

In 2019 we received a $2.1 million convertible note for the sale of assets for which we determined the convertible note was impaired in the same year for the full amount. The note was convertible into preferred shares, for which the conversion was exercised in 2020. As the note was fully impaired in 2019, we did not assign any value to the preferred shares upon conversion in 2020. As of and for the year ended December 31, 2020, we do not believe there is any future benefit nor value to assign to the investment.

Accrued expenses and other payables

The following summarizes the balances of accrued expenses and other payables as of December 31, 2020 and 2019:

	As of December 31,
	2020	2019
Payroll and related accruals	$154,936	$75,344
Accrued expenses	149,044	63,067
Other payables	12,543	13,606
Total accrued expenses and other payables	$316,523	$152,017

9.    Income Taxes

The CARES Act provided fast and direct economic assistance for American workers, families, small businesses, and industries. The CARES Act implemented a variety of programs to address issues related to the onset of the COVID-19 pandemic. The CARES Act was passed by Congress on March 25, 2020 and signed into law on March 27, 2020.

Of the CARES Act provisions, the most material income tax considerations to the Company are related to the amounts received under the PPP loans. The PPP loan was repaid in full on March 11, 2021, therefore, there are no tax considerations related to the principal amount received.

Heliogen, Inc.
Notes to the Financial Statements

9.    Income Taxes (cont.)

We believe that the remainder of the corporate income tax provisions of the CARES Act should not have a material impact on the Company after December 31, 2020. Due to the Company’s history of losses, there is no potential for the carryback of net operating losses (“NOL”). The temporary removal of the 80% income limitation on NOL usage has no impact as the Company has substantial NOLs generated in years prior to the enactment of the TCJA not subject to this 80% limitation. The Company also does not have any interest expense disallowed under Sec. 163(j) after consideration of the PPP loan adjustments discussed previously that would be impacted by the CARES Act.

The components of pre-tax income are as follows:

	Year Ended December 31,
	2020	2019
United States	$7,437,340	$7,329,896
Total loss before tax	$7,437,340	$7,329,896

The following table presents the principal reasons for the difference between the effective tax rate and the federal statutory income tax rate:

	Year Ended December 31,
	2020	2019
U.S. federal statutory income tax rate	21.0%	21.0%
State and local income taxes, net of federal benefit	1.0%	0.9%
Non-Deductible Expenses	(0.5%)	(0.7%)
Valuation Allowance	(23.8%)	(21.3%)
Other	2.3%	0.1%
Total Deferred Tax Assets:	0.0%	0.0%

Significant components of the Company’s deferred tax assets are as follows:

	Year Ended December 31,
Deferred tax assets:	2020	2019
Net operating loss carryforwards	$5,605,200	$4,060,346
Accruals and Reserves	1,959	1,527
Stock Compensation	158,010	59,641
Operating Lease Liability	171,274	31,630
Other	603,678	462,195
Gross deferred tax assets	6,540,121	4,615,339
Less: Valuation Allowance	(6,257,691)	(4,487,748)
Net Deferred tax assets	282,430	127,591
Deferred tax liabilities:
Depreciation and Amortization	(111,156)	(95,961)
Right of Use Asset	(171,274)	(31,630)
Total Deferred Tax Assets:	$—	$—

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the analysis of federal and state deferred tax balances, projections of future taxable income and availability of taxable income in any carryback periods, the Company recorded a full valuation allowance against the Federal and state deferred tax assets of $6.3 million.

Heliogen, Inc.
Notes to the Financial Statements

9.    Income Taxes (cont.)

As of December 31, 2020, the Company has federal NOLs of $26.2 million and state NOLs of $2.3 million which will begin to expire starting in 2033. Of the aforementioned amounts, the amount of the Company’s federal NOL carryforwards subject to Section 382 of the federal tax code are $0.2 million and its California NOLs subject to a Section 382 limitation are $0.4 million. As of December 31, 2019, the Company has federal NOLs of $19.1 million and state NOLs of $1.5 million which will begin to expire starting in 2033. Of the aforementioned amounts, the amount of the Company’s federal NOLs subject to a Section 382 limitation are $0.2 million and its California NOLs subject to a 382 limitation are $0.4 million.

As of December 31, 2020, the Company had federal and state research tax credit carryforwards of $56.6 thousand.

As of December 31, 2020 and 2019, the Company recorded $56.6 thousand and $56.6 thousand, respectively, of unrecognized tax benefits. The Company’s policy is to recognize interest and penalties related to uncertain tax positions, if any, in the income tax provision. During the years ended December 31, 2020 and 2019, the Company recognized no interest and penalties related to uncertain tax positions.

The following table summarizes the activity related to the Company’s unrecognized tax benefits during the year ended December 31, 2019 and 2020:

Balance as of December 31, 2018	$—
Increases related to prior year tax positions	56,604
Decreases related to prior year tax positions	—
Balance as of December 31, 2019	$56,604
Increases related to prior year tax positions	—
Decreases related to prior year tax positions	—
Balance as of December 31, 2020	$56,604

The total amount of unrecognized tax benefits that, if recognized, would not affect the effective tax rate as of December 31, 2019 and December 31, 2020, due to the valuation allowance that would otherwise be recorded on the deferred tax asset associated with the recognized position.

The tax years ended December 31, 2017 through December 31, 2020 remain open to examination by the Internal Revenue Service and December 31, 2016 through December 31, 2020 remain open to examination by California Franchise Tax Board. In addition, the utilization of net loss carryforwards are subject to Federal and State review for the periods in which those net losses were incurred. The Company is not currently under audit by any taxing jurisdictions.

10.    Share-based Compensation

The Company is authorized to issue up to 20,632,878 shares of its Class A common stock pursuant to the 2013 Stock Option Plan (the “2013 Plan”). As of December 31, 2020, 4,487,142 options are available for grant under the 2013 Plan. The purpose of the 2013 Plan is to incentivize employees, directors and consultants who render services to the Company by providing opportunities to purchase stock in the Company.

The Board administers the 2013 Plan, approves the individuals to whom options will be granted, determines the number of options to be granted and the term and exercise price of each option and the vesting pattern. Options granted pursuant to the terms of the 2013 Plan cannot be granted with an exercise price of less than 100% of the fair market value of the underlying stock on the date of grant or 110% for incentive stock options issued to a ten percent or more stockholder of the Company. The term of the options granted under the 2013 Plan cannot be greater than ten years; five years for incentive stock options granted to a ten percent or more stockholder of the Company. Options granted generally vest twenty-five percent on the one-year anniversary of the date of grant with the remaining balance vesting equally on a monthly basis over the subsequent three years. On December 20, 2019 and December 21, 2020, the 2013 Plan was amended to increase the number of authorized shares to 13,632,878 shares and 20,632,878 shares, respectively.

Heliogen, Inc.
Notes to the Financial Statements

10.    Share-based Compensation (cont.)

ASC 718, Compensation — Stock Compensation, requires that the cost of equity-based service awards be measured based on the grant date fair value of the award. The cost is recognized over the period during which an employee is required to provide service in exchange for the award or the requisite service period. We recognize stock-based compensation expense ratably over the vesting periods of options. We value our options using the Black-Scholes option-pricing model, which was developed for use in estimating the fair value of options. Black-Scholes and other option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. We use a simplified method to determine the life of the options. The expected volatility of the options granted was estimated using the historical volatility of the comparable publicly traded companies over the expected term of the options as a substitute for the historical volatility of the Company’s common shares, which is not determinable without an active external or internal market.

The fair value of the stock option awards was estimated using a Black-Scholes option pricing model. The table below summarizes the key inputs used in the valuation:

	2020	2019
Expected term	5.97	5.90
Expected volatility	40.9%	51.4%
Risk-free interest rate	0.5%	1.9%
Dividend yield	—	—

A summary of our stock option awards from January 1, 2019 to December 31, 2020 is as follows:

	Number of Options	Weighted-Average Grant-Date Fair Value ($)	Weighted-Average Exercise Price ($)	Weighted-Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value ($)
Outstanding balance as of December 31, 2018	8,330,955	0.10	0.18	9.42
Granted	1,555,000	0.10	0.16	9.36
Exercised	(502,494)	0.09	0.18	8.93	—(1)
Forfeited	(866,566)	0.09	0.23	—
Expired	(489,541)	0.17	0.24	—
Outstanding balance as of December 31, 2019	8,027,354	0.10	0.17	8.53
Granted	7,397,285	0.16	0.35	9.87
Exercised	(56,250)	0.09	0.18	0.08	11,813
Forfeited	(93,750)	0.09	0.18	—
Outstanding balance as of December 31, 2020	15,274,639	0.13	0.26	8.65	2,061,436
Exercisable as of December 31, 2020	6,642,867	0.10	0.19		1,359,628
Vested as of December 31, 2020	5,926,304	0.10

____________

(1)      The market price equaled the grant price when the options were exercised; therefore, the intrinsic value is zero.

As of December 31, 2020, the unrecognized compensation cost related to stock option awards was $1.3 million and is expected to be recognized over a weighted-average period of 1.63 years. For the years ended December 31, 2020 and 2019, we recognized $278.2 thousand and $269.9 thousand, respectively, of share-based compensation expense. For the year ended December 31, 2020, $131.1 thousand and $147.1 thousand were presented within research and development and selling, general, and administrative, respectively, in the Statements of Operations. For the year ended December 31, 2019, $111.4 thousand and $158.5 thousand were presented within research and development and selling, general, and administrative, respectively, in the Statements of Operations.

Heliogen, Inc.
Notes to the Financial Statements

11.    Losses Per Share

Basic and diluted losses per share (“EPS”) were as follows:

	Year Ended December 31,
	2020	2019
Numerator
Net loss	$(7,437,340)	$(7,329,896)
Denominator
Denominator for basic EPS – weighted-average shares	3,962,932	3,727,064
Effect of dilutive securities	—	—
Denominator for diluted EPS – weighted-average shares	3,962,932	3,727,064

EPS – Basic	$(1.88)	$(1.97)
EPS – Diluted	$(1.88)	$(1.97)

As of December 31, 2020 and 2019, 15,274,639 and 8,027,354 outstanding stock options, respectively, were excluded from the calculation of EPS, as their impact would be anti-dilutive.

As of December 31, 2020 and 2019, 189,395 outstanding warrants were excluded from the calculation of EPS, as their impact would be anti-dilutive.

As of December 31, 2020 and 2019, 58,554,536 and 50,588,630 outstanding convertible preferred shares, respectively, were excluded from the calculation of EPS, as their impact would be anti-dilutive.

12.    Related Party Transactions

Idealab

The Chairman of Idealab also serves as the Chief Executive Officer of our Company.

Idealab, a minority owner of Heliogen’s outstanding voting stock through its wholly owned subsidiary, Idealab Holdings, LLC, provides various services through a service agreement which includes leasing office space, accounting, human resources, legal, information technology, marketing, public relations, and certain other executive services

We are charged a fee for the specific services provided and these fees totaled $536.5 thousand and $553.9 thousand for the years ended December 31, 2020 and 2019, respectively. Related fees are reported within selling, general, and administrative in the Statements of Operations.

On occasion, Idealab may pay for certain expenses on our behalf, or which we reimburse Idealab. These expenses, include parking, postage, tax return preparation fees, patent fees, corporate filing fees, press release cost and are not considered related party. These fees totaled $280.7 thousand and $280.6 thousand for the years ended December 31, 2020 and 2019, respectively and are reported within selling, general, and administrative in the Statements of Operations.

NeoTribe Ventures I, LP, Nant Capital, LLC, and Prime Movers Lab Fund 1, LP

As of December 31, 2020, each entity has an ownership percentage greater than 10% and representation through a position on the Board. Other than compensation for services provided on the Board through stock option grants, there are no other material transactions.

Heliogen, Inc.
Notes to the Financial Statements

13.    Commitments and Contingencies

Litigation, claims and assessments

We are involved in various claims and lawsuits arising in the normal course of business, including proceedings involving tort and other general liability claims, and other miscellaneous claims. We recognize a liability when we believe the loss is probable and reasonably estimable. We currently believe that the ultimate outcome of such lawsuits and proceedings will not, individually or in the aggregate, have a material effect on our Financial Statements.

As of December 31, 2020 and 2019, there were no loss contingencies outstanding.

14.    Subsequent Events

In preparing the Financial Statements, we have evaluated subsequent events occurring after December 31, 2020 through the date the Financial Statements were issued or are available to be issued.

SAFE Transaction:    In the first five months of 2021, we executed SAFE financing transactions with the following key terms, in exchange for approximately $83.4 million in gross proceeds:

•        When either a Special Purpose Acquisition Company (“SPAC”) transaction or Initial Public Offering (“IPO) occurs, investor(s) convert(s) at $750 million pre-money valuation;

•        If a SPAC, IPO, change of control, or other financing does not occur by December 31, 2021, the note converts into a new Series B with the same terms as our existing Series A-2 at a $750 million pre-money valuation;

•        If there is a change of control, the investor(s) will receive proceeds equal to the greater of the purchase amount or what they would receive assuming they are converting at $750 million pre-money valuation; and

•        If there is an equity financing before December 31, 2021, the investor(s) convert(s) at round price if it is lower than a $750 million valuation, with a cap of $750 million.

Heliogen, Inc.
($ in thousands, except share data)
Condensed Consolidated Balance Sheets
(unaudited)

	September 30, 2021	December 31, 2020
ASSETS
Cash and cash equivalents	$40,126	$18,334
Investments, available-for-sale (amortized cost of $36,876)	36,869	—
Interest receivable	158	—
Receivables	94	—
Prepaid and other current assets	1,127	241
Total current assets	78,374	18,575
Operating lease right-of-use assets	16,709	612
Property, plant, and equipment, net	1,825	575
Goodwill	4,270	—
Restricted cash	1,500	—
Other long-term assets	3,983	—
Total assets	$106,661	$19,762
LIABILITIES, CONVERTIBLE PREFERRED STOCK AND SHAREHOLDERS’ DEFICIT
Trade payables	$2,025	$307
Contract liabilities	1,660	—
Debt, current portion	40	324
Accrued expenses and other current liabilities	4,742	525
Total current liabilities	8,467	1,156
Debt, net of current portion	—	87
SAFE instruments	146,405	—
Operating lease liabilities, net of current portion	14,767	403
Warrant liability	2,650	46
Other long-term liabilities	2,597	—
Total liabilities	174,886	1,692
Commitments and contingencies (see Note 12)
Convertible preferred stock – Preferred shares, $0.001 par value; 60,274,078 shares authorized and 58,554,536 shares outstanding as of September 30, 2021 and December 31, 2020 (see Note 4)	45,932	45,932
Shareholders’ deficit
Common stock, $0.001 par value; 88,206,793 shares authorized and 5,953,658 shares issued and outstanding as of September 30, 2021; 88,206,793 shares authorized and 4,053,489 shares issued and outstanding as of December 31, 2020 (see Note 4)	6	4
Additional paid-in capital	3,738	1,306
Accumulated other comprehensive loss	(64)	—
Accumulated deficit	(117,837)	(29,172)
Total shareholders’ deficit	(114,157)	(27,862)
Total liabilities, convertible preferred stock, and shareholders’ deficit	$106,661	$19,762

The accompanying notes are an integral part of these unaudited Condensed Consolidated Financial Statements.

Heliogen, Inc.
Condensed Consolidated Statements of Operations and Comprehensive Loss
($ in thousands, except per share and share data)
(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Revenue	$2,202	$108	$3,563	$200
Cost of sales	1,375	325	2,736	417
Gross profit	827	(217)	827	(217)

Operating expenses:
Selling, general, and administrative	8,687	770	15,099	2,107
Research and development	4,618	682	8,891	2,140
Total operating expenses	13,305	1,452	23,990	4,247
Operating loss	(12,478)	(1,669)	(23,163)	(4,464)

Interest expense	—	(1)	(1)	(2)
SAFE instruments remeasurement	(15,533)	—	(62,993)	—
Warrant remeasurement	(322)	—	(2,604)	(1)
Other income, net	57	3	96	80
Net loss before taxes	(28,276)	(1,667)	(88,665)	(4,387)
Provision for income taxes	—	—	—	—
Net loss	(28,276)	(1,667)	(88,665)	(4,387)
Other comprehensive loss, net of taxes
Unrealized losses on available-for-sale securities	7	—	(7)	—
Cumulative translation adjustment	(57)	—	(57)	—
Total comprehensive loss	$(28,326)	$(1,667)	$(88,729)	$(4,387)

Losses per share
Losses per share – Basic	$(4.93)	$(0.42)	$(16.76)	$(1.11)
Losses per share – Diluted	$(4.93)	$(0.42)	$(16.76)	$(1.11)
Weighted average number of shares outstanding – Basic	5,734,865	3,997,238	5,290,676	3,949,360
Weighted average number of shares outstanding – Diluted	5,734,865	3,997,238	5,290,676	3,949,360

The accompanying notes are an integral part of these unaudited Condensed Consolidated Financial Statements.

Heliogen, Inc.
Condensed Consolidated Statements of Convertible Preferred Stock and Shareholders’ Deficit
($ in thousands, except share data)
(unaudited)

	Convertible Preferred Stock		Shareholders’ Deficit
			Special Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount	Shares	Amount
Balance as of December 31, 2019	50,588,630	$35,691	1	$—	3,867,136	$4	$996	$(21,735)	$(20,735)
Net loss	—	—	—	—	—	—	—	(1,273)	(1,273)
Issuance of preferred shares, net of issuance costs of $18.5 thousand	7,192,517	9,281	—	—	—	—	—	—	—
Share-based compensation	—	—	—	—	—	—	76	—	76
Shares issued for stock options exercised	—	—	—	—	65,051	—	11	—	11
Balance as of March 31, 2020	57,781,147	$44,972	1	$—	3,932,187	$4	$1,083	$(23,008)	$(21,921)
Net loss	—	$—	—	$—	—	$—	$—	$(1,447)	$(1,447)
Issuance of preferred shares, net of issuance costs of $40.8 thousand	773,389	960	—	—	—	—	—	—	—
Share-based compensation	—	—	—	—	—	—	75	—	75
Shares issued for stock options exercised	—	—	—	—	65,051	—	11	—	11
Balance as of June 30, 2020	58,554,536	$45,932	1	$—	3,997,238	$4	$1,169	$(24,455)	$(23,282)
Net loss	—	$—	—	$—	—	$—	$—	$(1,667)	$(1,667)
Share-based compensation	—	—	—	—	—	—	57	—	57
Balance as of September 30, 2020	58,554,536	$45,932	1	$—	3,997,238	$4	$1,226	$(26,122)	$(24,892)
	Convertible Preferred Stock		Shareholders’ Deficit
			Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount
Balance as of December 31, 2020	58,554,536	$45,932	4,053,489	$4	$1,306	$—	$(29,172)	$(27,862)
Net loss	—	—	—	—	—	—	(4,056)	(4,056)
Other comprehensive loss	—	—	—	—	—	(12)	—	(12)
Share-based compensation	—	—	—	—	211	—	—	211
Shares issued for stock options exercised	—	—	1,079,591	1	213	—	—	214
Shares issued for stock warrants exercised	—	—	99,000	—	30	—	—	30
Balance as of March 31, 2021	58,554,536	$45,932	5,232,080	$5	1,760	$(12)	$(33,228)	$(31,475)
Net loss	—	$—	—	$—	$—	$—	$(56,333)	$(56,333)
Other comprehensive loss	—	—	—	—	—	(2)	—	(2)
Share-based compensation	—	—	—	—	353	—	—	353
Shares issued for stock options exercised	—	—	74,847	—	17	—	—	17
Balance as of June 30, 2021	58,554,536	$45,932	5,306,927	$5	2,130	$(14)	$(89,561)	$(87,440)
Net loss	—	$—	—	$—	—	$—	$(28,276)	$(28,276)
Other comprehensive loss	—	—	—	—	—	(50)	—	(50)
Share-based compensation	—	—	—	—	1,485	—	—	1,485
Shares issued for stock options exercised	—	—	646,731	1	123	—	—	124
Balance as of September 30, 2021	58,554,536	$45,932	5,953,658	$6	3,738	$(64)	$(117,837)	$(114,157)

The accompanying notes are an integral part of these unaudited Condensed Consolidated Financial Statements.

Heliogen, Inc.
Condensed Consolidated Statements of Cash Flows
($ in thousands)
(unaudited)

	Nine Months Ended September 30,
	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(88,665)	$(4,387)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	272	98
Share-based compensation	2,049	208
SAFE instrument remeasurement	62,993	—
Warrant remeasurement	2,604	1
Other non-cash operating activities	947	70
Changes in assets and liabilities:
Receivables	(94)	(40)
Interest receivable	(46)	—
Prepaid and other current assets	1,170	(47)
Other long-term assets	(3,864)	—
Trade payables	1,347	(130)
Accrued expenses and other current liabilities	1,921	66
Contract liabilities	1,660	—
Operating lease liabilities	(510)	—
Other long-term liabilities	69	(70)
Net cash used in operating activities	(18,147)	(4,231)
INVESTING ACTIVITIES:
Purchases of property, plant, and equipment	(1,428)	(214)
Purchases of available-for-sale investments	(41,647)	—
Maturities of available-for-sale investments	4,300	—
Acquisition of HelioHeat, net of cash acquired	(1,684)	—
Net cash used in investing activities	(40,459)	(214)
FINANCING ACTIVITIES:
Proceeds from preferred shares, net of issuance costs of $59.3 thousand	—	10,242
Proceeds from SAFE instruments, net of issuance costs of $30.1 thousand	83,411	—
Proceeds from Paycheck Protection Program loan	—	411
Repayments on Paycheck Protection Program loan	(411)	—
Proceeds from exercise of stock options	355	22
Proceeds from exercise of common stock warrants	30	—
Other financing costs	(1,487)	—
Net cash provided by financing activities	81,898	10,675
INCREASE IN CASH AND CASH EQUIVALENTS	23,292	6,230
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH, BEGINNING OF THE PERIOD	18,334	14,945
CASH, CASH EQUIVALENTS AND RESTRICTED CASH, END OF THE PERIOD	$41,626	$21,175

The accompanying notes are an integral part of these unaudited Condensed Consolidated Financial Statements.

Heliogen, Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)

1. Organization and Operations

Background

Heliogen, Inc. and its subsidiaries (collectively, “Heliogen” or the “Company”), is a clean energy technology company focused on eliminating the need for fossil fuels. Unless otherwise indicated or the context requires otherwise, references in our Condensed Consolidated Financial Statements (“Financial Statements”) to “we,” “our,” “us” and similar expressions refer to Heliogen.

Our activities are subject to significant risks and uncertainties, including failing to secure additional funding or contracts to operationalize our developing technology. We experienced net losses of $28.3 million and $1.7 million for the three months ended September 30, 2021 and 2020, respectively, and $88.7 million and $4.4 million for the nine months ended September 30, 2021 and 2020, respectively. As of September 30, 2021, the Company had $40.1 million in cash and cash equivalents, and $36.9 million in highly liquid short-term investments, immaterial debt and an accumulated deficit of $117.8 million.

The Company believes that its available cash and available-for-sale investments as of September 30, 2021, including the proceeds obtained under the 2021 Simple Agreement for Future Equity (“SAFE”) transactions (the “SAFE Instruments”) received during the first half of 2021 will provide sufficient liquidity to fund research and development (“R&D”) and selling, general and administrative costs along with capital expenditure requirements for at least the next 12 months from the date of issuance of these Financial Statements.

COVID-19 Impact and Related Government Measures

On January 30, 2020, the World Health Organization (“WHO”) announced a global health emergency because of a new strain of coronavirus originating in Wuhan, China (the “COVID-19 outbreak”) and the risks to the international community as the virus spreads globally beyond its point of origin. In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally. During 2020 and into 2021, the Company’s operations were impacted by the stay-at-home orders imposed by various government agencies. Certain governmental measures continue to be in place, however, to date, we have not experienced significant disruptions to our activities. The full impact of the COVID-19 outbreak continues to evolve as of the date of this report. As such, it is uncertain as to the full magnitude that the pandemic will have on the Company’s financial condition, liquidity, and future results of operations.

Coronavirus Aid, Relief, and Economic Security (“CARES”) Act, Consolidated Appropriations Act (“CAA”), and American Rescue Plan of 2021 (“ARP”)

On March 27, 2020, President Trump signed into law the CARES Act which, among other things, includes provisions relating to refundable payroll tax credits, deferment of employer side social security payments, net operating loss carryback periods, alternative minimum tax credit refunds, modifications to the net interest deduction limitations, increased limitations on qualified charitable contributions, and technical corrections to tax depreciation methods for qualified improvement property.

The CARES Act also appropriated funds for the SBA Paycheck Protection Program (“PPP”) loans that are forgivable, in certain situations, to promote continued employment, as well as Economic Injury Disaster Loans to provide liquidity to small businesses harmed by COVID-19. During 2020, we obtained a loan under this program of $0.4 million. We repaid the loan in its entirety on March 11, 2021, including accrued interest of $3 thousand.

We continue to examine the impact that the CARES Act may have on our business. However, as of the date of these Financial Statements, we do not expect the CARES Act will have a material impact on our financial condition, results of operations, or liquidity.

Heliogen, Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)

1. Organization and Operations (cont.)

On December 29, 2020 the CAA was enacted in the United States providing numerous tax provisions, including changes to the tax treatment of expenses paid for with a PPP loan from non-deductible to deductible and introduced several additional potential credits and benefits for employers to consider including, but not limited to, the ability for employers who have previously obtained a PPP Loan to potentially also qualify for Employee Retention Credits (“ERC”), initially created as part of the CARES Act. In March 2021, the ARP was enacted to, amongst other things, extend and expand ERC benefits through December 31, 2021. We have evaluated the provisions of the CAA and ARP and, as of the date of these Financial Statement, do not expect the provisions of either will have a material impact on our financial condition, results of operations or liquidity.

2. Summary of Significant Accounting Policies

Basis of presentation

Basis of Presentation.    These Condensed Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Certain information and disclosures normally included in annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted in these interim financial statements. Accordingly, these Financial Statements should be read in conjunction with our annual financial statements as of and for the year ended December 31, 2020.

In our opinion, the Financial Statements have been prepared on the same basis as the annual financial statements and include all adjustments, consisting of only normal recurring adjustments, necessary for fair presentation. Certain immaterial prior period amounts, specifically warrant remeasurement, has been reclassified to conform to current period presentation. The results of operations for the three and nine months ended September 30, 2021, are not necessarily indicative of the results of operations to be expected for the full year ended December 31, 2021. All dollar amounts (other than per share amounts) in the following disclosures are in thousands of United States dollars, unless otherwise indicated.

Investments in Available-for-Sale Securities

Management classifies investments in fixed maturity securities at the acquisition date and reevaluates the classification at each balance sheet date. Held-to-maturity investments are carried at amortized cost, reflecting the ability and intent to hold the securities to maturity. Trading investments are securities acquired with the intent to sell in the near term and are carried at fair value with changes in fair value reported in earnings. All other fixed maturity securities are classified as available-for-sale and are carried at fair value with net unrealized gains or losses related to non-credit factors reported as a component of accumulated other comprehensive loss. As of September 30, 2021, all investments in fixed maturities were classified as available-for-sale. The difference between the original cost and maturity value of a fixed maturity security is amortized to earnings using the interest method.

The Company reviews its available-for-sale securities portfolio for impairment and determines if impairment is related to credit loss or non-credit loss. In making the assessment of whether a loss is from credit or other factors, management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and adverse conditions related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows is less than the amortized

Heliogen, Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)

2. Summary of Significant Accounting Policies (cont.)

cost basis, a credit loss exists and an allowance is created, limited by the amount that the fair value is less than the amortized cost basis. Subsequent activity related to the credit loss component (e.g. write-offs, recoveries) is recognized as part of the allowance for credit losses on available-for-sale securities.

For the nine months ended September 30, 2021, no credit losses were recognized on available-for-sale securities.

Investment in Point Load Power, Inc. (“PLP”)

PLP is a variable interest entity in which we have a variable interest in the form of less than 50% equity ownership and has been winding down its operations since late 2020. We have concluded that we are not closely associated with PLP, and PLP’s other variable interest holders are not under our common control. Additionally, based on PLP’s purpose, design, and its contractual arrangements, substantially all PLP’s business activities do not involve, nor are they substantially conducted on behalf of us. Accordingly, we are not PLP’s primary beneficiary, and therefore have not consolidated PLP within our Condensed Financial Statements. The carrying value of our investment in PLP was zero as of September 30, 2021 and December 31, 2020 and we have no obligations to fund any of PLP’s remaining operations.

Correction of immaterial errors

Subsequent to issuing the Condensed Consolidated Financial Statements as of June 30, 2021 and March 31, 2021, management identified immaterial errors related to accrued payroll and revenue recognized for our Engineering & Design (“E&D”) services contract. These errors resulted in the overstatement of net losses reported for the three and six months ended June 30, 2021 and the three months ended March 31, 2021.

In our accrual of payroll at June 30, 2021 and March 31, 2021, we incorrectly over accrued payroll costs due to a miscalculation of days to be accrued resulting in an overstatement of accrued payroll and selling, general and administrative expense.

Additionally, in our analysis of costs incurred for our E&D services contract and determination of revenue to be recognized, we identified errors for the three and six months ended June 30, 2021, and three months ended March 31, 2021 due to incorrect identification and classification of costs. These errors resulted in an overstatement of contract liabilities with an understatement of revenues in addition to an understatement of cost of sales and overstatement of research and development expense.

We previously revised revenue recognition for the three months ended March 31, 2021 resulting in a reduction of revenue and cost of sales of $0.2 million with increases to contract liabilities and research and development expense. This amount is included in the revisions summarized below.

Based on evaluation of the errors, management has concluded that the prior period errors were immaterial to the previously issued financial statements. As such, management has elected to correct the identified, immaterial errors in the prior periods. In doing so, balances in these Condensed Consolidated Financial Statements have been adjusted to reflect the correction in the proper periods. Future financial statements that include prior periods will be corrected, as needed, when issued.

Heliogen, Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)

2. Summary of Significant Accounting Policies (cont.)

The effects of correcting the immaterial errors in our previously filed Condensed Consolidated Financial Statements are as follows:

Condensed Consolidated Balance Sheets (amounts in thousands)

	As of June 30, 2021			As of March 31, 2021
	As Initially Reported	Adjustments	As Revised	As Initially Reported	Adjustments	As Revised
Total assets	$101,838	$—	$101,838	$92,229	$—	$92,229
Contract liabilities	1,944	(275)	1,669	2,439	75	2,514
Accrued expenses and other current liabilities(1)	2,663	(271)	2,392	997	(191)	806
Total current liabilities	6,466	(546)	5,920	4,019	(116)	3,903
Accumulated deficit	(90,107)	546	(89,561)	(33,344)	116	(33,228)
Total shareholders’ deficit	(87,986)	546	(87,440)	(31,591)	116	(31,475)
Total liabilities, convertible preferred stock, and shareholders’ deficit	$101,838	$—	$101,838	$92,229	$—	$92,229

____________

(1)      At June 30, 2021, accrued expenses and other payables and operating lease liabilities were combined and presented as accrued expenses and other current liabilities. Balances at March 31, 2021 have been conformed to the updated presentation.

Condensed Consolidated Statements of Operations and Comprehensive Loss (amounts in thousands, except per share amounts)

	Three Months Ended June 30, 2021			Six Months Ended June 30, 2021
	As Initially Reported	Adjustments	As Revised	As Initially Reported	Adjustments	As Revised
Revenue	$687	$158	$845	$1,086	$275	$1,361
Cost of sales	687	158	845	1,086	275	$1,361
Gross profit	—	—	—	—	—	—

Selling, general and administrative	4,340	(80)	4,260	6,683	(271)	6,412
Research and development	2,823	(158)	2,665	4,548	(275)	4,273
Total operating expenses	7,163	(238)	6,925	11,231	(546)	10,685
Operating loss	$(7,163)	$238	$(6,925)	$(11,231)	$546	$(10,685)

Net loss	$(56,571)	$238	$(56,333)	$(60,935)	$546	$(60,389)
Total comprehensive loss	$(56,573)	$238	$(56,335)	$(60,949)	$546	$(60,403)

Loss per share – Basic	$(10.72)	$0.04	$(10.68)	$(12.03)	$0.11	$(11.92)
Loss per share – Diluted	$(10.72)	$0.04	$(10.68)	$(12.03)	$0.11	$(11.92)

Heliogen, Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)

2. Summary of Significant Accounting Policies (cont.)

	Three Months Ended March 31, 2021
	As Initially Reported	Adjustments	As Revised
Revenue	$591	$(75)	$516
Cost of sales	591	(75)	516
Gross profit	—	—	—

Selling, general and administrative	2,343	(191)	2,152
Research and development	1,533	75	1,608
Total operating expenses	3,876	(116)	3,760
Operating loss	$(3,876)	$116	$(3,760)

Net loss	$(4,172)	$116	$(4,056)
Total comprehensive loss	$(4,184)	$116	$(4,068)

Loss per share – Basic	$(0.86)	$0.02	$(0.84)
Loss per share – Diluted	$(0.86)	$0.02	$(0.84)

The adjustments summarized above and below reduced the increases to Accumulated Deficit and Total Shareholders’ Deficit presented in the Condensed Consolidated Statements of Convertible Preferred Stock and Shareholders’ Deficit for the three months ended June 30, 2021 and March 31, 2021 by $0.2 million and $0.1 million, respectively.

Condensed Consolidated Statements of Cash Flows (amounts in thousands)

	Six Months Ended June 30, 2021			Three Months Ended March 31, 2021
	As Initially Reported	Adjustments	As Revised	As Initially Reported	Adjustments	As Revised
Net loss	$(60,935)	$546	$(60,389)	$(4,172)	$116	$(4,056)

Changes in asset and liabilities:
Accrued expenses and other current liabilities(1)	1,384	(271)	1,113	418	(191)	227
Contract liabilities	1,944	(275)	1,669	2,439	75	2,514
Net cash used in operating activities	$(8,502)	$—	$(8,502)	$(625)	$—	$(625)

____________

(1)      At June 30, 2021, accrued expenses and other payables and operating lease liabilities were combined and presented as accrued expenses and other current liabilities. Balances at March 31, 2021 have been conformed to the updated presentation.

Heliogen, Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)

2. Summary of Significant Accounting Policies (cont.)

Accounting standards

The following table provides a brief description of recent accounting standards updates (“ASU”) issued by the Financial Accounting Standards Board (“FASB”) that could have a material effect on our Financial Statements:

Standards adopted

Standard	Description	Date of Adoption	Effect on the Financial Statements or Other Significant Matters
ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes

The standard simplifies the accounting for income taxes, eliminates certain exceptions within ASC 740, Income Taxes, and clarifies certain aspects of the current guidance to promote consistency among reporting entities.

		January 2021	The adoption of ASU No. 2019-12 did not have a material impact on our Financial Statements.

Standards not yet adopted

Standard	Description	Effective Date	Effect on the Financial Statements or Other Significant Matters
ASU No. 2020-06, Debt with Conversion and Other Options	This standard simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity’s own equity	January 2022	We are currently evaluating ASU No. 2020-06 noting that we have not determined the full impact of adoption of ASU 2020-06 on our Financial Statements.
ASU No. 2021-04, Modification of equity-classified written call options

This standard requires the issuer to treat a modification of an equity-classified warrant that does not cause the warrant to become liability-classified as an exchange of the original warrant for a new warrant.

		January 2022	We are currently evaluating ASU No. 2021-04 noting that we have not determined the full impact of adoption of ASU 2021-04 on our Financial Statements.

3. Revenue from Contracts with Customers

Currently, we provide Engineering and Design (“E&D”) services under three contracts, including two contracts we assumed as part of the HelioHeat Acquisition. We may provide any combination of individual products and services within such capabilities depending upon the customer and market opportunity.

We recognize revenue over time using the incurred costs method for our E&D services, in which significant judgment is required to evaluate assumptions including the amount of net contract revenues and the total estimated costs to determine our progress toward contract completion. If the estimated total costs on any contract are greater than the net contract revenues, we recognize the entire estimated loss in the period the loss becomes known and estimable. For the nine months ending September 30, 2021, there were no cumulative effects of revisions to estimates related to net contract revenues or costs to complete contracts, as such, we did not recognize any impact to revenue during the periods presented.

Heliogen, Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)

3. Revenue from Contracts with Customers (cont.)

Our contracts with customers may include multiple promised goods and services. In such cases, we identify performance obligations by evaluating whether the promised goods and services are capable of being distinct within the context of the contract at contract inception. Promised goods and services that are not distinct at contract inception are combined. Once we identify the performance obligations, we determine a transaction price based on contractual amounts and an estimate of variable consideration. We allocate the transaction price to each performance obligation based on the relative stand-alone selling price (“SSP”) maximizing the use of observable inputs. Judgment is exercised to determine the SSP of each distinct performance obligation.

Revenue recognized for the three and nine months ended September 30, 2021 was $2.2 million and $3.6 million, respectively, relating to E&D services contracts with non-governmental and government customers in Australia and Europe, including two contracts assumed as part of the HelioHeat Acquisition in the third quarter of 2021. Payment for services, which are generally collected within 30 days of billing, are denominated in U.S. dollars or Euros. Revenue recognized under the contracts relates solely to the performance obligations satisfied in 2021 with no revenue recognized from performance obligations satisfied in prior periods. We expect to recognize revenue on the remaining work under our contracts of approximately $3.9 million, including $2.5 million of revenue to be recognized by the end of 2021 and $1.4 million of revenue to be recognized through 2024 as part of the two contracts assumed as part of the HelioHeat Acquisition. We had a contract liability balance of $1.7 million as of September 30, 2021. Additionally, we had $0.1 million of unbilled receivables related to the contracts assumed as part of the HelioHeat Acquisition.

4. Convertible Instruments and Equity

Preferred Stock

As of September 30, 2021, we had authorized 60,274,078 shares of undesignated convertible preferred stock, $0.001 par value, of which 58,554,536 shares were issued and outstanding as of September 30, 2021 and December 31, 2020. Our Board of Directors (the “Board”) and existing common and preferred stockholders are authorized to determine the rights of each offering of preferred stock including, among other terms, dividend rights, voting rights, conversion rights, redemption prices and liquidation preferences, if any, subject to the limitations of applicable laws, regulations and the Company charter.

Our authorized and outstanding convertible preferred stock consists of the following tranches and carrying values as of September 30, 2021 and December 31, 2020 (amounts in thousands, except share amounts):

	Authorized Shares	Outstanding Shares	Carry Value
Series Seed	4,000,000	4,000,000	$100
Series Seed – 1	4,662,290	4,662,290	2,686
Series Seed – 2	8,484,214	8,311,455	5,740
Series Seed – 3	2,693,316	2,693,316	1,922
Series Seed – 4	941,868	941,868	750
Series A-1	18,610,884	18,610,884	9,887
Series A-2	20,881,506	19,334,723	24,847
Total outstanding preferred stock	60,274,078	58,554,536	$45,932

Conversion rights.    Each preferred share is convertible, at the holder’s option, into such number of fully paid and non-assessable shares of Class A common stock as is determined by dividing the applicable original issue price by the conversion price, which is equal to the liquidation preference price described in the Liquidation preference paragraph below. The preferred shares will automatically convert into shares of Class A common stock at its then effective conversion rate immediately upon the closing of an initial public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of Class A common

Heliogen, Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)

4. Convertible Instruments and Equity (cont.)

stock with gross proceeds to the Company of not less than $50.0 million at a per share price of not less than the price determined by dividing $150.0 million by the number of Class A common shares outstanding immediately prior to closing an initial public offering (“IPO”) or upon the consent of a majority of each series of convertible preferred stock voting as a single class.

Liquidation preference.    In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of, on a pari passu basis, Series Seed, Series Seed – 1, Series Seed – 2, Series Seed – 3, Series Seed – 4, Series A-1, and Series A-2 convertible preferred stock are entitled to receive, prior and in preference to any distribution of any assets or surplus funds to the holders of the Special Stock (see below for a description of the terms of the Special Stock) and the common stock, $0.025, $0.57, $0.63, $0.69, $0.69, $0.53732, $1.29301 per share, respectively, plus any dividends declared but unpaid on such shares payable on a pari passu basis among the series. Thereafter, any remaining assets and funds of the Company will be (i) distributed ratably to the holders of Class A common stock and (ii) the holder of the Special Stock or Class B common stock shall be entitled to receive for each outstanding share of Special Stock or Class B common stock then held by it an amount equal to the par value of such share (provided, however, that the right to receive the payment called for herein may be waived by the holder of the Special Stock or Class B common stock). A liquidation event is deemed to include the Company’s sale of all or substantially all of its assets or the acquisition of the Company by another person or entity by means of merger or consolidation resulting from the transfer of 50% or more of the Company’s voting power. The preferred stockholders can waive this “deemed” liquidation preference by a majority vote. Since the occurrence of a deemed liquidation event is outside the control of the Company, the preferred stock is not considered permanent equity and is classified as mezzanine equity and carried at fair value, which is deemed to be the issuance proceeds received, less issuance costs, until such time as the occurrence of a deemed liquidation event or settlement of the preferred stock.

Voting rights.    The preferred stockholders are entitled to one vote for each share of Class A common stock into which such preferred stock can be converted. The preferred stock generally votes together with the Special Stock and the common stock and not as a separate class. The Company’s Amended and Restated Certificate of Incorporation include certain provisions which require a vote of at least a majority of preferred stockholders voting as a single class with respect to certain actions of the Board including: (1) effecting an amendment or waiver of any of the provisions of the Company’s certificate of incorporation or bylaws (including pursuant to a merger) if such action would adversely alter or change in any material respect the rights, preferences, privileges or restrictions of any outstanding series of preferred stock; (2) paying any dividends; (3) authorization, creation or issuance of any share of capital stock senior to, or on parity with such series of preferred stock with respect to any preferences, designations, privileges or powers; (4) increase the number of authorized shares of capital stock; (5) redeem, purchase or otherwise acquire any share or shares of preferred stock or Class A common stock (other than the repurchase of stock from employees, officers, directors or consultants of the Company in connection with the termination of their employment or services pursuant to agreements approved by the Board); (6) authorize any debt security in excess of $200.0 thousand; (7) effect a change in the size of the Board, sell, issue, sponsor, create or distribute any digital tokens, cryptocurrency or other blockchain-based assets (collectively, “Tokens”), including through a pre-sale, initial coin offering, token distribution event or crowdfunding, or through the issuance of any instrument convertible into or exchangeable for Tokens, and (8) effect any action resulting in liquidation, dissolution winding up or any deemed liquidation as described above.

Dividends.    The holders of preferred stock are entitled to receive noncumulative dividends in an amount per share equal to 8% of the original issuance price per annum when, as, and if declared by the Board. No dividends will be paid to the Class A common stockholders until all dividends for such year have been paid to convertible preferred stockholders and if dividends are declared and paid to common stockholders they must also be declared and paid to preferred stockholders with at least the same terms.

Heliogen, Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)

4. Convertible Instruments and Equity (cont.)

Common Stock

As of September 30, 2021 and December 31, 2020, we had 88,205,793 authorized shares of Class A common stock, $0.001 par value, of which 5,953,658 and 4,053,489 shares were issued and outstanding, respectively. Additionally, as of September 30, 2021 and December 31, 2020, we had 1,000 authorized shares of Class B common stock, of which no shares were outstanding.

We are authorized to issue Class A and Class B common stock and Special Stock. The Class A and Class B common stockholders are entitled to one vote for each share of Class A and Class B common stock held. The Class A and Class B common stock generally votes together with the Special Stock and the preferred stock and not as a separate class. The holder of the Special Stock is entitled to cast that number of votes equal to the greater of such holder’s actual votes or that number of votes equal to 80% of the voting power of all outstanding shares of capital stock of the Company in each vote of the stockholders of the Company or action by written consent of such stockholders held or taken for any purpose, including the election of directors.

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, and after payment to the holders of Preferred Stock of the amounts to which they are entitled prior and in preference to any distribution of any assets or surplus funds, any remaining assets and funds of the Company will be (i) distributed ratably among the holders of the Class A common stock; and (ii) the holder of the Special Stock or Class B common stock shall be entitled to receive for each outstanding share of Special Stock or Class B common stock then held by it an amount equal to the par value of such share (provided, however, that the right to receive the payment called for herein may be waived by the holder of the Special Stock or Class B common stock).

Since the inception of the Company, one share of Special Stock was held by Idealab Holdings, LLC (“Idealab Holdings”); however, as of December 31, 2020, the one share of Special Stock is no longer outstanding as it was converted, pursuant to the elective conversion feature, into Class A common stock. Once converted, the share of Special Stock cannot be reissued. No dividend shall be paid on the Class A common stock in any year, other than dividends payable solely in capital stock, until all dividends for such year have been declared and paid on the preferred stock, and no dividends on the Class A common stock shall be paid unless the amount of such dividend on the Class A common stock is also paid on the preferred stock on an as-converted to Class A common stock basis. No dividend shall be paid on the Class B common stock or Special Stock in any year.

Warrants

We have warrants pursuant to which certain holders of Series – 2 Preferred Stock have the ability to purchase an additional 172,759 shares of Series – 2 Preferred Stock at $0.69 per share. Upon the closing of an IPO, these warrants convert to 189,395 shares of Class A common stock. The Company determined that the warrants are not legal form debt (i.e., no creditors’ rights) and allow for redemption based upon certain events that are outside of the control of the Company. Therefore, the warrants are classified as liabilities pursuant to ASC 480, Distinguishing Liabilities from Equity. As a result, the warrants are measured at fair value at each reporting period, with changes in fair value recorded within the Consolidated Statements of Operations and Comprehensive Loss.

As of September 30, 2021 and December 31, 2020, we had recorded a liability of $2.7 million and $46 thousand, respectively. The Company incurred losses on the warrant valuation of $0.3 million and $2.6 million for the three and nine months ended September 30, 2021, respectively. The losses are reported separately on the Condensed Consolidated Statements of Operations and Comprehensive Loss. The incurred losses on the warrant valuation for the three and nine months ended September 30, 2020 were immaterial.

Heliogen, Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)

4. Convertible Instruments and Equity (cont.)

SAFE Instruments

In the first half of 2021, we entered into financing transactions with third-party investors in connection with a private round of funding to provide investors an opportunity to convert into common or preferred stock, upon defined triggering events. We received approximately $83.4 million in gross proceeds during the nine months ended September 30, 2021 from these transactions. The terms of the financing are reflected in an agreement referred to as a SAFE Instrument (or collectively, SAFE Instruments). The SAFE Instruments bear no interest and have no maturity date but do contain an automatic conversion date.

Conversion upon Equity Financing.    If there is an equity financing before the termination of the SAFE Instruments, which the agreements define as any transaction or series of transactions in which the Company issues preferred stock at a fixed valuation, with the purpose of raising capital, the SAFE Instruments will automatically convert into the greater of: (1) the number of shares of preferred stock equal to the purchase amount associated with the equity financing divided by the lowest price per share of the preferred stock issued as part of the equity financing; or (2) the number of shares of preferred stock issued upon conversion of the SAFE Instruments (“Series B Preferred Stock”) equal to the purchase amount associated with the equity financing divided by the price per share equal to the valuation cap of $750,000,000 divided by the fully diluted capitalization of the Company.

Conversion on Public Liquidity Event.    If there is a public liquidity event before the termination of the SAFE Instruments, which the agreements define as either a direct listing, an initial public offering, or a transaction with a Special Purpose Acquisition Company, the investors will automatically receive from the Company the number of shares of common stock equal to the SAFE purchase amount divided by a price per share calculated based on a valuation cap of the Company of $750,000,000 immediately prior to the public liquidity event.

Redemption/Conversion upon Change of Control.    If there is a change of control before the termination of the SAFE Instruments, subject to the liquidation priority below, the Company would pay the investors a portion of proceeds, defined in the agreements as cash and other assets (including without limitation stock consideration), immediately before or concurrent with the consummation of such change of control, equal to the greater of:

•        The purchase amount for the SAFE (the “Cash-Out Amount”); or

•        The amount payable on the number of shares of Common Stock equal to the SAFE purchase amount divided by the price per share calculated based on a valuation of the Company of $750,000,000 and the outstanding capitalization of the Company immediately prior to the change of control (the “Conversion Amount”).

Automatic Conversion.    Each SAFE Instrument shall be converted into Series B Preferred Stock at a conversion price equal to a valuation of $750,000,000 for the Company (the “Automatic Conversion Price”) on December 31, 2021, if no other conversion type is triggered prior thereto.

The Series B Preferred Stock will rank pari passu with the Company’s Series A-2 Preferred Stock and have the same rights, preferences, privileges and restrictions as the Series A-2 Preferred Stock; provided, however, that any rights, preferences, privileges or restrictions that are determined with reference to the purchase price of any series of equity securities of the Company then existing (for example, dividend rights, liquidation preferences, conversion prices and redemption prices) will be determined with reference to the Automatic Conversion Price. The number of shares of Series B Preferred Stock to be issued upon such conversion shall be equal to the quotient obtained by dividing the purchase amount by the Automatic Conversion Price as described above.

Redemption upon Dissolution Event.    In the event of a dissolution, subject to the liquidation priority below, the Company would pay the investors a portion of proceeds equal to the Cash-Out Amount immediately before or concurrent with the dissolution process.

Heliogen, Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)

4. Convertible Instruments and Equity (cont.)

Liquidation Priority.    In a change of control or dissolution, the SAFE Instruments are intended to operate like standard non-participating preferred stock. The investor’s right to receive its Cash-Out Amount is:

(i)     Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into capital stock);

(ii)    On par with payments for other SAFE Instruments and/or Preferred Stock, and if the applicable proceeds are insufficient to permit full payments to the investor and such other SAFE Instruments and/or Preferred Stock, the applicable proceeds will be distributed pro rata to the investor and such other SAFE Instruments and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

(iii)   Senior to payments for Common Stock. The investor’s right to receive its Conversion Amount is (A) on par with payments for Common Stock and other SAFE Instruments and/or preferred stock who are also receiving Conversion Amounts or proceeds on a similar as-converted to common stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

The Company determined that the SAFE Instruments are not legal form debt (i.e., no creditors’ rights) and allow for redemption based upon certain events that are outside of the control of the Company. Therefore, the SAFE Instruments are classified as liabilities pursuant to ASC 480, Distinguishing Liabilities from Equity. As a result, the SAFE Instruments are measured at fair value at each reporting period, with changes in fair value recorded within the Consolidated Statements of Operations and Comprehensive Loss. Increases to the liability and corresponding losses of $15.5 million and $63.0 million were recognized on remeasurement as of and for the three and nine months ended September 30, 2021, respectively.

5. Mergers and Acquisitions

Athena Merger and Business Combination

On July 6, 2021, Heliogen entered into a Business Combination Agreement (“BCA”) with Athena Technology Acquisition Corp. (“Athena”), a Special Purpose Acquisition Company (“SPAC”) and Athena’s wholly-owned subsidiary, HelioMax Merger Sub, Inc. (“HelioMax Merger Sub”), pursuant to which Heliogen will merge with HelioMax Merger Sub, with Heliogen being the surviving entity (the “Merger”). Immediately prior to the Merger, all shares of Heliogen’s Preferred Stock and outstanding warrants and SAFE Instruments will convert into Class A common stock of Heliogen and then be cancelled in exchange for Athena’s Class A common stock. After giving effect to the Merger and subsequent transactions outlined in the BCA (the “Business Combination), Athena will own, directly or indirectly, all of the issued and outstanding equity interests of Heliogen and its subsidiaries, and Athena will be renamed Heliogen (“New Heliogen”). Existing Heliogen equity holders will hold a majority of the common stock of New Heliogen following the Business Combination. Additionally following the Business Combination, Heliogen management will continue to serve in current roles and Heliogen will appoint six members of the seven-person post-Business Combination board of directors.

Pursuant to the Merger, the consideration to be received by Heliogen equity holders, including holders of Heliogen’s common stock on a fully-diluted and as-converted basis, including the number of shares of Heliogen’s common stock issuable upon conversion of Heliogen’s Preferred Stock, warrants and SAFE Instruments along with the number of shares of common stock subject to outstanding options or restricted shares, is $1.85 billion subject to adjustments outlined in the BCA whereby total consideration could be above or below $1.85 billion.

Heliogen, Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)

5. Mergers and Acquisitions (cont.)

For the three and nine months ended September 30, 2021, $0.7 million and $1.9 million of direct and incremental transaction costs have been incurred, respectively, and reflected as other long-term assets with $369 thousand remaining unpaid. The Business Combination is a reverse acquisition where net cash proceeds received are viewed as a capital transaction for Heliogen. Upon consummation of the Business Combination, these costs will be reflected as a reduction to additional paid-in capital.

The closing of the Merger and completion of the Business Combination, and timing thereof, is subject to certain customary conditions, including the approval by Athena’s shareholders, and the effectiveness of Athena’s registration statement on Form S-4.

HelioHeat Acquisition

In August 2021, Heliogen entered into an agreement to acquire 100% of the equity interests of HelioHeat GmbH (“HelioHeat”), a private limited liability company in Germany, pursuant to a share purchase and transfer agreement (the “HelioHeat Agreement”) that closed on September 1, 2021 (the “HelioHeat Acquisition”). HelioHeat is engaged in the development, planning and construction of renewable energy systems and components, including a novel solar receiver. Heliogen acquired HelioHeat in order to own and use HelioHeat’s particle receiver technology in future commercial-scale facilities for our customers. Pursuant to the HelioHeat Agreement, at closing, cash consideration of approximately $1.0 million was paid to HelioHeat’s shareholders, $0.5 million was deposited in an escrow account that becomes payable to HelioHeat’s shareholders to the extent the funds are not used by Heliogen to offset certain future costs on HelioHeat’s active customer projects, and $0.2 million was used to repay certain of HelioHeat’s outstanding indebtedness. Additionally, pursuant to the HelioHeat Agreement, $3.0 million is payable to HelioHeat’s shareholders in future periods, of which $0.5 million is payable upon service conditions being met over a three-year period for retained employees and $2.5 million subject to earn-out provisions is payable if Heliogen uses and sells HelioHeat’s solar receiver technology in a commercial product, fully operational and tested, within five years of closing. As of September 30, 2021, HelioHeat did not meet the criteria under ASC 280 to be disclosed as a reportable segment.

The components of the preliminary fair value of consideration transferred are as follows:

Cash paid at closing(1)	$1,714
Contingent consideration	2,009
Settlement of pre-existing relationship	45
Total fair value of consideration transferred	$3,768

____________

(1)      Includes $0.5 million of cash paid to an escrow that becomes payable to the selling shareholders of HelioHeat to the extent the funds are not used to offset certain costs incurred for the assumed customer projects. The amount is being treated as consideration transferred as the release of the funds is likely to occur.

We accounted for the HelioHeat Acquisition using the acquisition method of accounting, which requires, among other things, that assets acquired at their fair values and liabilities assumed be recognized on the balance sheet as of the acquisition date. The purchase price allocation for the HelioHeat Acquisition is preliminary and has been allocated based on estimated fair values of the assets acquired and liabilities assumed at the acquisition date, pending the completion of our valuation procedures. We expect that, as we complete our valuation procedures, the preliminary purchase price allocation disclosed below may change. Further, we expect that intangible assets related to the acquired particle receiver technology will be recognized once fair value is determined.

Heliogen, Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)

5. Mergers and Acquisitions (cont.)

The following table summarizes the preliminary purchase price allocation as of the acquisition date ($ in thousands):

Cash and cash equivalents	$30
Prepaid and other current assets	33
Property, plant and equipment, net	8
Goodwill	4,342
Total assets acquired	4,413
Trade payables	4
Accrued expenses and other current liabilities	73
Debt	41
Other liabilities(1)	527
Total liabilities assumed	645
Net assets acquired	$3,768

____________

(1)      Represents the fair value estimate for the assumed customer contracts calculated using the discounted net cash flows estimated to be incurred to satisfy the remaining performance obligation under each of the assumed customer contracts.

The preliminary purchase consideration allocation resulted in the recognition of $4.3 million in goodwill, of which none is expected to be tax deductible. Goodwill represents the value expected to be received from the synergies of integrating Helioheat’s operations with Heliogen operations to expand commercial opportunities.

The fair value of contingent consideration is approximately $2.0 million. We believe the payment of this consideration to be probable and have estimated its fair value as of the acquisition date using a probability-weighted discounted cash flow model utilizing estimated timing for the commissioning and required operational period of a commercial facility using the acquired particle receiver technology.

During the three months ended September 30, 2021, we incurred approximately $0.1 million of acquisition costs that were expensed as incurred.

During the three months ended September 30, 2021, we recognized revenues of $0.1 million and a net loss of $17 thousand related to HelioHeat’s operations. Pro forma financial information for HelioHeat has not been provided as it has been deemed impracticable to do so at this time. Management has not been able to, through the date of these financial statements, access sufficient prior year financial information for HelioHeat to perform requisite diligence needed to present such information.

6. Property, Plant and Equipment

The balance of property, plant and equipment, net is as follows ($ in thousands):

	September 30, 2021	December 31, 2020
Property, plant, and equipment, gross
Leasehold improvements	$667	$575
Computer equipment	553	149
Machinery, vehicles, and other equipment	824	60
Furniture and fixtures	211	10
Construction in progress	58	—
Total property, plant, and equipment, gross	2,313	794
Accumulated depreciation	(488)	(219)
Total property, plant, and equipment, net	$1,825	$575

Heliogen, Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)

7. Accrued expenses and other current liabilities

The following summarizes the balances of accrued expenses and other current liabilities ($ in thousands):

	September 30, 2021	December 31, 2020
Payroll and other employee benefits	$370	$155
Professional fees	1,181	108
Research and development costs	664	—
Operating lease liabilities, current portion	2,175	209
Other accrued expenses	352	53
Total accrued expenses and other current liabilities	$4,742	$525

8. Income Taxes

We calculate our quarterly tax provision pursuant to the guidelines in ASC 740 Income Taxes. ASC 740 requires companies to estimate the annual effective tax rate for current year ordinary income. In calculating the effective tax rate, permanent differences between financial reporting and taxable income are factored into the calculation, and temporary differences are not. The estimated annual effective tax rate represents the Company’s estimate of the tax provision in relation to the best estimate of pre-tax ordinary income or loss. The estimated annual effective tax rate is then applied to year-to-date ordinary income or loss to calculate the year-to-date interim tax provision.

In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the analysis of federal and state deferred tax balances, future tax projections and availability of taxable income in the carryback period, we recorded a full valuation allowance against the federal and state deferred tax assets for the nine months ended September 30, 2021 and the year ending December 31, 2020.

We recorded zero income tax expense (benefit) for the nine months ended September 30, 2021 and 2020, as there was a full valuation allowance on the deferred tax assets.

As of December 31, 2020, we had estimated federal NOL carryforwards of approximately $26.0 million, which begin to expire in 2033. As of December 31, 2020, we had estimated state NOL carryforwards of approximately $1.9 million, which begin to expire in 2033. Our ability to utilize our estimated NOLs and research tax credit carryforwards are subject to, among other things, our ability to generate future taxable income and an annual limitation based on changes in ownership, as defined by Section 382 and 383 of the Internal Revenue Code of 1986, as amended.

As of September 30, 2021, and December 31, 2020, we had unrecognized tax benefits for uncertain tax positions of $56 thousand. We do not anticipate that total unrecognized tax benefits will significantly change due to any settlements of audits or expirations of statutes of limitations over the next 12 months. The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate as of September 30, 2021, and December 31, 2020 is zero, due to the valuation allowance that would otherwise be recorded on the deferred tax asset associated with the recognized position.

Heliogen, Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)

9. Share-based Compensation

Pursuant to the Heliogen, Inc. 2013 Stock Incentive Plan (the “2013 Plan”), the Company aims to incentivize employees, directors and consultants who render services to the Company by providing opportunities to purchase stock in the Company.

The Board administers the 2013 Plan, approves the individuals to whom options will be granted, determines the number of options to be granted and the term and exercise price of each option and the vesting pattern. Options granted pursuant to the terms of the 2013 Plan cannot be granted with an exercise price of less than 100% of the fair market value of the underlying stock on the date of grant or 110% for incentive stock options issued to a ten percent or more stockholder of the Company. The term of the options granted under the 2013 Plan cannot be greater than ten years; five years for incentive stock options granted to a ten percent or more stockholder of the Company. Options granted generally vest twenty-five percent on the one-year anniversary of the date of grant with the remaining balance vesting equally on a monthly basis over the subsequent three years. On December 21, 2020, the 2013 Plan was amended to increase the number of authorized shares to approximately 20.6 million shares.

ASC 718, Compensation — Stock Compensation, requires that the cost of equity-based service awards be measured based on the grant date fair value of the award. The cost is recognized over the period during which an employee is required to provide service in exchange for the award or the requisite service period. We recognize stock-based compensation expense ratably over the vesting periods of options. We value our options using the Black-Scholes option-pricing model, which was developed for use in estimating the fair value of options. Black-Scholes and other option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. We use a simplified method to determine the life of the options. The expected volatility of the options granted was estimated using the historical volatility of the comparable publicly traded companies over the expected term of the options as a substitute for the historical volatility of the Company’s common shares, which is not determinable without an active external or internal market.

Our total share-based compensation, including location within our Condensed Consolidated Statements of Operations and Comprehensive Loss, are as follows ($ in thousands):

	Three months ended September 30,		Nine months ended September 30,
Operating expense classification	2021	2020	2021	2020
Selling, general, and administrative	$1,346	$31	$1,729	$112
R&D	139	26	320	96
Total share-based compensation expense	$1,485	$57	$2,049	$208

During the three and nine months ended September 30, 2021, we granted, net of forfeitures, approximately 3 thousand and 3.5 million stock options with weighted average exercise prices of $22.00 and $1.22, respectively. Additionally, in November 2021, the Board approved the issuance of 5.0 million in common stock options to our Chief Executive Officer with an exercise price of $18.11 and the issuance of 2.2 million in restricted stock units to certain employees (collectively, the “November 2021 Awards”). The vesting for each of the November 2021 Awards begins upon consummation of the Athena Business Combination. As such, we have determined that a grant date has yet to occur.

Heliogen, Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)

10. Losses Per Share

Basic and diluted losses per share (“EPS”) were as follows ($ in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Numerator
Net loss	$(28,276)	$(1,667)	$(88,665)	$(4,387)
Denominator
Denominator for basic EPS – weighted-average shares	5,734,865	3,997,238	5,290,676	3,949,360
Effect of dilutive securities	—	—	—	—
Denominator for diluted EPS – weighted-average shares	5,734,865	3,997,238	5,290,676	3,949,360

EPS – Basic	$(4.93)	$(0.42)	$(16.76)	$(1.11)
EPS – Diluted	$(4.93)	$(0.42)	$(16.76)	$(1.11)

As of September 30, 2021 and 2020, 15,642,133 and 9,057,354 outstanding stock options, respectively, were excluded from the calculation of EPS, as their impact would be anti-dilutive. Additionally, as of September 30, 2021, 664,938 unvested options were exercised early and considered restricted stock, pursuant to early exercise agreements if applicable, which have been excluded from the calculation of EPS as their impact would be anti-dilutive.

As of September 30, 2021 and 2020, 172,759 outstanding preferred stock warrants were excluded from the calculation of EPS, as their impact, which would be equivalent to 189,395 shares of common stock, on an “as converted” basis, would be anti-dilutive. As of September 30, 2021 and September 30, 2020, 114,162 and 213,162, respectively, outstanding common stock warrants were excluded from the calculation of EPS, as their impact would be anti-dilutive.

As of September 30, 2021 and 2020, 60,121,015 outstanding convertible preferred shares were excluded from the calculation of EPS, as their impact, on an “as converted” basis, would be anti-dilutive.

11. Related Party Transactions

Idealab

The Chief Executive Officer of our Company also serves as the Chairman of Idealab.

Idealab, a minority owner of Heliogen’s outstanding voting stock through its wholly owned subsidiary, Idealab Holdings provides various services through service agreements which include leasing office space, accounting, human resources, legal, information technology, marketing, public relations, and certain other executive services. On occasion, Idealab may pay for certain expenses on our behalf, for which we reimburse Idealab. These expenses, include parking, postage, tax return preparation fees, patent fees, corporate filing fees, press release cost and are not considered related party. No such expenses were paid on our behalf nor reimbursements made for the three and nine months ended September 30, 2021. All expenses or amounts paid to Idealab pursuant to these agreements are reported within selling, general, and administrative in the Condensed Consolidated Statements of Operations and Comprehensive Loss.

Heliogen, Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)

11. Related Party Transactions (cont.)

The amounts charged to us or reimbursed by us under these agreements were as follows ($ in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Administrative services provided by Idealab	$314	$141	$1,066	$403
Reimbursement to Idealab for expenses incurred	—	86	—	233
Total Idealab transactions	$314	$227	$1,066	$636

In May 2021, Heliogen sub-leased a portion of its office space in Pasadena, CA to Idealab for a term of seven years. Refer to Note 12– Commitments and Contingencies for further discussion of our new Pasadena, CA office space lease. The sub-lease has an initial annual base rent of approximately $150,000 and contains a 3% per annum escalation clause. The sub-lease is subject to termination by either party upon six months prior written notice. Concurrently with the parties’ entering into the sub-lease agreement, Idealab and Heliogen also entered into certain property management and shared facilities staffing agreements, which provide that Heliogen pays Idealab approximately $3,000 per month for building management services and approximately $13,000 per month for shared facilities staff and services (with proportional reimbursement of salaries). Such agreements are subject to termination right by either party with 90 days’ prior written notice. For the three and nine months ended September 30, 2021 we recognized $45 thousand and $60 thousand, respectively, in rental revenue reported within other income (expense), net in our Condensed Consolidated Statements of Operations and Comprehensive Loss.

NeoTribe Ventures I, LP, Nant Capital, LLC, and Prime Movers Lab Fund 1, LP

As of September 30, 2021 each entity has an ownership percentage greater than 10% and representation through positions on the Board. Other than compensation for services provided on the Board through stock option grants, there are no other material transactions with any of these entities.

12. Commitments and Contingencies

Commitments

Pasadena, CA Lease.    On May 23, 2021, we executed a seven-year lease for office space in Pasadena, California (the “Pasadena Office Lease”) and includes a termination option under which the Company can terminate the lease for any reason and at no cost, with proper notice, at any time effective on or after May 31, 2026. The lease is classified as an operating lease and resulted in the recognition of $4.6 million of right-of-use assets and $4.7 million of operating lease liabilities in our Condensed Consolidated Balance Sheet. As of September 30, 2021, our future minimum lease payments for the Pasadena Office Lease were $0.2 million for the remainder of 2021; $0.9 million for 2022; $0.9 million for 2023; $0.9 million for 2024; $1.0 million for 2025; and $2.4 million thereafter with imputed interest of approximately $1.9 million based on a discount rate of 6.5%. The remaining lease term is approximately 6.7 years.

A portion of the office space subject to the Pasadena Office Lease is being subleased to Idealab. Refer to Note 11 — Related Party Transactions for further discussion of the Idealab sublease.

Long Beach Lease.    Effective July 27, 2021, we executed a five-year lease for manufacturing space in Long Beach, California (the “Long Beach Lease”) and includes an option for the Company to renew for an additional five years, which we anticipate utilizing. The lease will be classified as an operating lease and is expected to result in the recognition of approximately $12.1 million of right-of-use assets and $12.1 million of operating lease liabilities in our Condensed Consolidated Balance Sheet. In connection with the execution of the Long Beach Lease, the Company issued an unconditional and irrevocable $1.5 million letter of credit payable to the lessor,

Heliogen, Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)

12. Commitments and Contingencies (cont.)

which may be reduced after three years to $1.0 million if certain conditions are met. As of September 30, 2021, our future minimum lease payments for the Long Beach Office Lease were $0.4 million for the remainder of 2021; $1.6 million for 2022; $1.6 million for 2023; $1.7 million for 2024; $1.8 million for 2025; and $10.3 million thereafter with imputed interest of approximately $5.3 million based on a discount rate of 7.0%. The remaining lease term is approximately 10.0 years.

As security for Heliogen’s faithful performance of its obligations under the Long Beach Lease noted above, a commercial bank issued an unconditional and irrevocable standby letter of credit on behalf of the Company for $1.5 million. The standby letter of credit is valid until cancelled or matured. The terms of the letter of credit are automatically extended for a term of one year at a time unless 60 days prior to the then current expiration date, the commercial bank sends the Company a notice that the letter of credit will not be extended. The Company intends to renew the standby letter of credit through the initial lease term at which point this standby letter of credit will not be extended beyond November 30, 2026. No amounts have been drawn under the standby letter of credit.

Contingencies

We are involved in various claims and lawsuits arising in the normal course of business, including proceedings involving tort and other general liability claims, and other miscellaneous claims. We recognize a liability when we believe the loss is probable and reasonably estimable. We currently believe that the ultimate outcome of such lawsuits and proceedings will not, individually or in the aggregate, have a material effect on our Financial Statements as of and for the nine months ended September 30, 2021. As of September 30, 2021, there were no accruals recorded in the Financial Statements for loss contingencies.

In August 2021, the Company reached settlement with a former employee related to certain matters. The settlement included a cash payment of $0.1 million and a modification, as defined under U.S. GAAP, to the former employee’s stock options resulting in additional stock-based compensation expense of $1.1 million.

13. Fair Value Instruments

Fair value is defined as the amount that would be received for selling an asset or paid to transfer a liability in an orderly transaction between market participants and is generally classified in one of the following categories:

Level 1 — Fair value is based on quoted prices for identical instruments in active markets

Level 2 — Fair value is based on quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets

Level 3 — Fair value is based on valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable

The Company’s assets and liabilities measured at fair value are summarized in the following table by fair value measurement level ($ in thousands):

Description	Level	September 30, 2021
Assets:
Investments	1	$36,869
Liabilities:
SAFE Instruments	3	$146,405
Warrants(1)	3	$2,650

____________

(1)      As of December 31, 2020, we had recognized a liability of $46 thousand for warrants.

Heliogen, Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)

13. Fair Value Instruments (cont.)

The following table summarizes the reconciliation of our level 3 fair value measurements ($ in millions):

Instrument(1)	January 1, 2021	Issuances(2)	Losses	September 30, 2021
SAFE Instruments	$—	$83.4	$63.0	$146.4

____________

(1)      The Company did not issue, sell, or otherwise transfer any warrants during the nine months ended September 30, 2021.

(2)      Net of issuance costs.

The fair value of the SAFE Instruments and warrants were estimated using a Black-Scholes option pricing model. For the purposes of estimating the fair value of the SAFE Instruments and warrants at September 30, 2021, management evaluated two potential outcomes: a SPAC Exit scenario (“SPAC Scenario”) and stay private scenario (“Private Scenario”). Our consideration of these options considered the advanced state of discussions with Athena as of September 30, 2021. The table below summarizes key inputs used in the valuation for the SAFE Instruments as of September 30, 2021:

	SPAC Scenario	Private Scenario
Scenario probability weighting	85%	15%
Expected term (in years)	0.6	2.1
Expected volatility	55.0%	20.0%
Risk-free interest rate	0.1%	0.3%
Dividend yield	—	—

The table below summarizes key inputs used in the valuation for the warrants as of September 30, 2021:

	SPAC Scenario	Private Scenario
Scenario probability weighting	85%	15%
Expected term (in years)	0.6	2.1
Expected volatility	55.0%	102.5%
Risk-free interest rate	0.1%	0.3%
Dividend yield	—	—

The losses recognized for the changes in the fair value of the SAFE Instruments and warrants and reported separately in our Condensed Consolidated Statements of Operations and Comprehensive Loss are as follows ($ in thousands):

	Three months ended September 30, 2021	Nine months ended September 30, 2021
SAFE Instruments	$(15,533)	$(62,993)
Warrants	(322)	(2,604)
Total losses on remeasurement	$(15,855)	$(65,597)

Heliogen, Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)

14. Investments

Investments in fixed maturity securities as of September 30, 2021 are classified as available-for-sale, with original maturities of ninety-one to 365 days, and are shown below ($ in thousands):

Investment type	Amortized Cost	Unrealized (Losses) Gains	Fair Value
Corporate bonds(1)	$31,577	$(8)	$31,569
Commercial paper	5,299	1	5,300
Total	$36,876	$(7)	$36,869

____________

(1)      Classified as available-for-sale with original maturities of ninety-one to 365 days on the Balance Sheets as of September 30, 2021.

There were no credit losses recognized for the three or nine month period ended September 30, 2021 and no allowance for credit losses as of September 30, 2021. There were no realized gains or losses on investments during the three or nine month period ended September 30, 2021.

15. Supplemental Cash Flow Information

Cash flows related to interest, leases, additional paid-in capital and capital expenditures included in property, plant and equipment were as follows ($ in thousands):

	Nine Months Ended September 30,
	2021	2020
Supplemental disclosures:
Cash paid for interest	$3	$—
Cash paid for amounts included in the measurement of operating lease liabilities	$483	$26
Non-cash investing and financing activities:
Right-of-use assets obtained in exchange for new operating lease liabilities	$16,685	$601
Other financing costs incurred but not yet paid	$369	$—
Capitalization of property, plant and equipment incurred but not yet paid	$231	$14

Reconciliation of Cash, Cash Equivalents and Restricted Cash were as follows ($ in thousands):

	Nine Months Ended September 30,
	2021	2020
Supplemental disclosures:
Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	$40,126	$18,334
Restricted cash	1,500	—
Total cash, cash equivalents and restricted cash	$41,626	$18,334

Annex A

Execution Version

BUSINESS COMBINATION AGREEMENT

by and among

athena technology acquisition corp.,

Heliomax Merger Sub, inc.,

and

heliogen, Inc.

Dated as of July 6, 2021

Annex A-i

Annex A-ii

Exhibits

EXHIBIT A	Surviving Corporation Amended and Restated Certificate of Incorporation
EXHIBIT B	Athena Second Amended and Restated Certificate of Incorporation
EXHIBIT C	Stockholder Support Agreement
EXHIBIT D	Sponsor Support Agreement
EXHIBIT E	Registration Rights and Lock-Up Agreement
EXHIBIT F	A&R Sponsor Letter Agreement
EXHIBIT G	Subscription Agreement
EXHIBIT H	2021 Equity Incentive Plan
EXHIBIT I	2021 Employee Stock Purchase Plan
SCHEDULE 1.1	Company Knowledge Parties
SCHEDULE 2.5	Directors and Officers of the Surviving Corporation and Athena
SCHEDULE 3.1(b)	Company SAFE Conversion
SCHEDULE 6.2	Conduct of Business by Athena and Merger Sub Pending the Merger
SCHEDULE 7.4	Key Company Stockholders
Annex A-iii

BUSINESS COMBINATION AGREEMENT

This BUSINESS COMBINATION AGREEMENT, dated as of July 6, 2021 (as may be further amended, restated or amended and restated from time to time, this “Agreement”), is made by and among Athena Technology Acquisition Corp., a Delaware corporation (“Athena”), HelioMax Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Athena (“Merger Sub”) and Heliogen, Inc., a Delaware corporation (f/k/a Edisun Heliostats, Inc.) (collectively with any predecessor entities, the “Company”).

WHEREAS, Athena is a special purpose acquisition company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities;

WHEREAS, Merger Sub is a wholly-owned direct subsidiary of Athena that was formed for purposes of consummating the transactions contemplated by this Agreement and the applicable Ancillary Agreements;

WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), Athena and the Company will enter into a business combination transaction pursuant to which Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Athena;

WHEREAS, the Board of Directors of the Company (the “Company Board”) has unanimously (a) determined that the Merger is fair to, and in the best interests of, the Company and its stockholders and has approved and adopted this Agreement and declared its advisability and approved the Merger and the other transactions contemplated by this Agreement, and (b) recommended the approval and adoption of this Agreement and the Merger by the stockholders of the Company;

WHEREAS, the Board of Directors of Athena (the “Athena Board”) has unanimously (a) approved and adopted this Agreement and declared its advisability and approved the payment of the Per Share Merger Consideration to stockholders of the Company pursuant to this Agreement and the other transactions contemplated by this Agreement, and (b) recommended the approval and adoption of this Agreement and the transactions contemplated by this Agreement by the stockholders of Athena;

WHEREAS, the Board of Directors of Merger Sub (the “Merger Sub Board”) has (a) determined that the Merger is fair to, and in the best interests of, Merger Sub and its sole stockholder and has approved and adopted this Agreement and declared its advisability and approved the Merger and the other transactions contemplated by this Agreement, and (b) recommended the approval and adoption of this Agreement and the Merger by the sole stockholder of Merger Sub;

WHEREAS, Athena, the Company and the Key Company Stockholders (as defined herein), concurrently with the execution and delivery of this Agreement, are entering into the Stockholder Support Agreement, dated as of the date hereof substantially in the form attached hereto as Exhibit C (the “Stockholder Support Agreement”), providing that, among other things, the Key Company Stockholders will vote their shares of Company Common Stock in favor of this Agreement, the Merger and the other transactions contemplated by this Agreement;

WHEREAS, Athena, the Company and the Sponsor (as defined herein), concurrently with the execution and delivery of this Agreement, are entering into the Sponsor Support Agreement, dated as of the date hereof substantially in the form attached hereto as Exhibit D (the “Sponsor Support Agreement”), providing that, among other things, the Sponsor and its affiliates will vote their shares of Athena Common Stock and Class B common stock of Athena in favor of this Agreement, the Merger and the other transactions contemplated by this Agreement and that the Sponsor and its affiliates will modify their anti-dilution protections set forth in the Athena Organizational Documents (as defined herein);

WHEREAS, in connection with the Closing, Athena and certain stockholders of the Company shall enter into a Registration Rights and Lock-Up Agreement substantially in the form attached hereto as Exhibit E (“Registration Rights and Lock-Up Agreement”);

Annex A-1

WHEREAS, in connection with the Closing, the Sponsor and certain stockholders of Athena shall amend and restate that certain Letter Agreement, dated as of March 14, 2021 among Athena, the Sponsor and each of the executive officers and directors of the Athena substantially in the form attached hereto as Exhibit F (the “A&R Sponsor Letter Agreement”), to provide the same transfer restriction terms on the holders of Athena Common Stock as those set forth in Registration Rights and Lock-Up Agreement; and

WHEREAS, concurrently with the execution and delivery of this Agreement, certain investors (the “PIPE Investors”) are each entering into a subscription agreement, substantially in the form attached hereto as Exhibit G (the “Subscription Agreement” and collectively, the “Subscription Agreements”), with Athena, pursuant to which, among other things, the PIPE Investors have agreed, subject to the Closing occurring, to subscribe for and purchase, and Athena will issue and sell to the PIPE Investors, the number of shares of Athena Common Stock provided for in the applicable Subscription Agreement in exchange for the purchase price set forth therein (the aggregate purchase price under the Subscription Agreements, the “PIPE Financing Amount”, and the equity financing under the Subscription Agreements hereinafter referred to as the “PIPE Financing”), on the terms and subject to the conditions set forth in the Subscription Agreements;

WHEREAS, prior to the consummation of the Transactions, Athena shall, subject to obtaining the Athena Stockholder Approval, adopt the 2021 Equity Incentive Plan and 2021 Employee Stock Purchase Plan (as each is defined herein);

WHEREAS, for United States federal and applicable state and local income tax purposes, it is intended that the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Code, that the Company, Merger Sub and Athena are parties to such reorganization within the meaning of Section 368(b) of the Code and that this Agreement constitutes a plan of reorganization (the “Intended Tax Treatment”).

Article I
DEFINITIONS

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

Section 1.1 Certain Definitions. For purposes of this Agreement:

“Aggregate Company Option Exercise Price” means the aggregate exercise price that would be paid to the Company in respect of all Company Options if all Company Options were exercised in full immediately prior to the Effective Time (without giving effect to any “net” exercise or similar concept).

“Aggregate Merger Consideration” means a number of shares of Athena Common Stock equal to the (a) quotient of (i) the Aggregate Merger Consideration Value divided by (ii) Athena Share Value.

“Aggregate Merger Consideration Value” means (a) $1,850,000,000 plus (b) the Aggregate Company Option Exercise Price minus (c) the amount (if any) of Company Closing Debt minus (d) the amount (if any) by which the Company Closing Cash is less than $5,000,001 plus (e) the amount (if any) by which the Company Closing Cash is greater than $5,000,001.

“affiliate” of a specified person means a person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person; “control” means the ownership, directly or indirectly, of voting securities representing the right generally to elect a majority of the directors (or similar officials) of a person or the possession, as a director, manager, officer or equivalent position or by Contract or otherwise, of the authority to direct the management and policies of a person.

“Ancillary Agreements” means the Stockholder Support Agreement, the Sponsor Support Agreement, the Registration Rights and Lock-Up Agreement and all other agreements, certificates and instruments executed and delivered by Athena, Merger Sub or the Company in connection with the Transactions and specifically contemplated by this Agreement.

“A&R Athena Certificate of Incorporation” means the Amended and Restated Certificate of Incorporation of Athena, dated December 22, 2020.

Annex A-2

“Athena Common Stock” means Class A common stock of Athena, par value $0.0001 per share.

“Athena Material Adverse Effect” means any Effect that, individually or in the aggregate with all other Effects, (a) is or would reasonably be expected to be materially adverse to the business, financial condition or results of operations of Athena; or (b) would prevent, materially delay or materially impede the performance by Athena or Merger Sub of their respective obligations under this Agreement or the consummation of the Merger or any of the other Transactions; provided, however, that none of the following shall be deemed to constitute, alone or in combination, or be taken into account in the determination of whether, there has been or will be a Athena Material Adverse Effect: (i) any change or proposed change in or change in the interpretation of any Law or GAAP after the date of this Agreement; (ii) any change or proposed changes in or change in the interpretation in accounting or reporting principles, requirements or the SEC Warrant Statement; (iii) events or conditions generally affecting the industries or geographic areas in which Athena operates; (iv) any downturn in general economic conditions, including changes in the credit, debt, securities, financial or capital markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets); (v) acts of war, sabotage, civil unrest or terrorism, or any escalation or worsening of any such acts of war, sabotage, civil unrest or terrorism, or changes in global, national, regional, state or local political or social conditions; (vi) any hurricane, tornado, flood, earthquake, natural disaster, or other acts of God, (vii) any actions taken or not taken by Athena as required by this Agreement or any Ancillary Agreement, (viii) any Effect attributable to the announcement or execution, pendency, negotiation or consummation of the Merger or any of the other Transaction, or (ix) any actions taken, or failures to take action, or such other changes or events, in each case, which the Company has requested or to which it has consented or which actions are contemplated by this Agreement, except in the cases of clauses (i) through (iv), to the extent that Athena is disproportionately affected thereby as compared with other participants in the industry in which Athena operates.

“Athena Organizational Documents” means the A&R Athena Certificate of Incorporation, Bylaws, Athena Warrant Agreement, and the Trust Agreement, in each case as amended, modified or supplemented from time to time.

“Athena Share Value” means $10.00.

“Athena Units” means one share of Athena Common Stock and one Athena Warrant.

“Athena Warrants” means warrants to purchase shares of Athena Common Stock, with each warrant exercisable for one share of Athena Common Stock at an exercise price of $11.50.

“Athena Warrant Agreement” means the Warrant Agreement, dated as of March 16, 2021, by and between Athena and Continental Stock Transfer & Trust Company, a New York corporation, as warrant agent, as may be amended or modified.

“Business Data” means all business information and data, including Personal Information (whether of employees, contractors, consultants, customers, consumers, or other persons and whether in electronic or any other form or medium) that is accessed, collected, used, processed, stored, shared, distributed, transferred, disclosed, destroyed, or disposed of by any of the Business Systems or otherwise in the course of the conduct of the business of the Company or any Company Subsidiaries.

“Business Day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings, or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized to close in New York, NY.

“Business Systems” means all Software, computer hardware (whether general or special purpose), electronic data processing, information, record keeping, communications, telecommunications, networks, interfaces, platforms, servers, peripherals, and computer systems, including any outsourced systems and processes, that are owned or used or held for use in the conduct of the Company Business.

“Company Change of Control Payment” means any success, change of control, retention, transaction bonus or other similar payment or amount that the Company is required to pay to any current or former officer, director or employee of the Company or any affiliate of the Company (including any “double trigger” payments or

Annex A-3

similar amounts that may become due and payable based upon the occurrence of the Merger or the other transactions contemplated to occur on the Closing Date pursuant to this Agreement or the Ancillary Documents followed by or combined with one or more additional circumstances, matters or events) pursuant to the express terms of any plan, policy, arrangement or Contract to which the Company is a party or by which any of its assets are bound as of or prior to the Closing, in each case, as a result of the consummation of the Merger or the other transactions contemplated to occur on the Closing Date pursuant to this Agreement or the Ancillary Documents.

“Company Business” means the business of the Company as currently conducted as of the date hereof.

“Company Certificate of Incorporation” means the certificate of incorporation of the Company dated December 22, 2020, as such may have been amended, supplemented or modified from time to time.

“Company Closing Cash” means, as of immediately prior to the Effective Time, the sum of the cash and cash equivalents of the Company and each Company Subsidiary that has then been partially or entirely acquired by the Company pursuant to the applicable Company Subsidiary Acquisition Agreements.

“Company Closing Debt” means all Company Debt as of immediately prior to the Effective Time.

“Company Common Stock” means the Company’s Class A common stock and Class B, with a par value of $0.001 per share.

“Company Debt” means the sum of the following obligations and liabilities of the Company and the Company Subsidiaries: (a) all indebtedness for borrowed money or in respect of loans or advances of any kind or for the deferred purchase price of property (excluding any intercompany obligations among the Company and its Subsidiaries for borrowed money and any trade payables); (b) the amount of all liabilities pursuant to all financial leases; (c) all liabilities evidenced by bonds, debentures, notes or similar instruments or debt securities; (d) all guarantees of the debt of other persons; (e) all liabilities in respect of bankers’ acceptances; (f) obligations for the deferred purchase price of property or assets, including “earn-outs” and “seller notes” (but excluding any trade payables arising in the ordinary course of business); (g) leases required to be capitalized under GAAP; and (h) all fees, accrued and unpaid interest, premiums or penalties (including prepayment penalties) or other obligations related to any of the foregoing; provided, however, that (i) each of the foregoing amounts shall only include such obligations or liabilities of the Company that have been partially or entirely acquired by the Company as of immediately prior to the Effective Time and (ii) Company Debt shall not include Taxes.

“Company Equity Award” means, as of any determination time, each Company Option, Company Restricted Stock, Company RSU Award, and each other award to any current or former director, manager, officer, employee, individual independent contractor or other service provider of the Company of rights of any kind to receive any Equity Security of the Company under any Company Equity Plan or otherwise that is outstanding.

“Company Equityholders” means, collectively, the holders of Company Common Stock, Company Restricted Stock, Company Options, Company RSU Awards, Company Warrants, and the holders of Company Equity Awards as of any determination time prior to the Effective Time.

“Company Equity Plan” means the Company’s 2013 Stock Incentive Plan, as amended, and each other plan that provides for the award to any current or former director, manager, officer, employee, individual independent contractor or other service provider of the Company of rights of any kind to receive Company Common Stock.

“Company Fully Diluted Common Stock” means, without duplication, the sum of (a) the aggregate number of shares of Company Common Stock (including shares of Company Restricted Stock) that are issued and outstanding as of immediately prior to the Effective Time (and, for the avoidance of doubt, following the Company SAFE Conversion, the Company Warrant Conversion and the Company Preferred Conversion), plus (b) aggregate number of shares of Company Common Stock issuable upon the full exercise, settlement, exchange or conversion of Company Options and Company RSU Awards that are outstanding as of immediately prior to the Effective Time.

“Company IP” means, collectively, all Company-Owned IP and Company-Licensed IP.

Annex A-4

“Company-Licensed IP” means all Intellectual Property rights owned or purported to be owned by a third party and licensed to the Company or any Company Subsidiary or that the Company or any Company Subsidiary otherwise has a right to use.

“Company Material Adverse Effect” means any event, circumstance, change, fact, condition, development, effect or occurrence (collectively “Effect”) that, individually or in the aggregate with all other Effects, (a) is or would reasonably be expected to have a material adverse effect to the business, condition (financial or otherwise), assets, liabilities or operations of the Company and the Company Subsidiaries taken as a whole or (b) would prevent, materially delay or materially impede the performance by the Company of its obligations under this Agreement or the consummation of the Merger or any of the other Transactions; provided, however, that none of the following shall be deemed to constitute, alone or in combination, or be taken into account in the determination of whether, there has been or will be a Company Material Adverse Effect: (i) any change or proposed change in or change in the interpretation of any Law or GAAP after the date of this Agreement; (ii) events or conditions generally affecting the industries or geographic areas in which the Company operates; (iii) any downturn in general economic conditions, including changes in the credit, debt, securities, financial or capital markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets); (iv) acts of war, sabotage, civil unrest or terrorism, or any escalation or worsening of any such acts of war, sabotage, civil unrest or terrorism, or changes in global, national, regional, state or local political or social conditions; (v) any hurricane, tornado, flood, earthquake, natural disaster, or other acts of God, epidemic, pandemic, or disease outbreak (including COVID-19), (vi) any actions taken or not taken by the Company as required by this Agreement or any Ancillary Agreement, (vii) any Effect attributable to the announcement or execution, pendency, negotiation or consummation of the Merger or any of the other Transactions (including the impact thereof on relationships with customers, suppliers, employees or Governmental Authorities), (viii) any failure to meet any projections, forecasts, guidance, estimates, milestones, budgets or financial or operating predictions of revenue, earnings, cash flow or cash position, provided that this clause (viii) shall not prevent a determination that any change, event, or occurrence underlying such failure has resulted in a Company Material Adverse Effect, (ix) any actions taken, or failures to take action, or such other changes or events, in each case, which Athena has requested or to which it has consented or which actions are contemplated by this Agreement, (x) any statements or items set forth in the Company Disclosure Schedule, or (xi) the public announcement, pendency or completion of the Transactions, except in the cases of clauses (i) through (iii), to the extent that the Company is disproportionately affected thereby as compared with other participants in the industries in which the Company operates.

“Company Option” means, as of any determination time, each option to purchase Company Common Stock that is outstanding and unexercised, whether granted under a Company Equity Plan or otherwise.

“Company-Owned IP” means all Intellectual Property rights owned or purported to be owned by the Company or any of the Company Subsidiaries.

“Company Preferred Stock” means the Company’s preferred stock, with a par value of $0.001 per share.

“Company Restricted Stock” means, as of any determination date, each issued and outstanding share of Company Common Stock that is subject to a substantial risk of forfeiture and was issued pursuant to an award granted under the Company Equity Plan.

“Company RSU Award” means, as of any determination date, each award of restricted stock units in respect of Company Common Stock that is outstanding, whether granted under the Company Equity Plan or otherwise.

“Company SAFEs” mean each of the Simple Agreement for Future Equity by and between the Company and the purchaser named therein, whether outstanding as of the date hereof or to be issued after the date hereof and before the Closing, as amended.

“Company Special Stock” means the Company’s special stock, with a par value of $0.001 per share.

“Company Software” means Software owned or purported to be owned by or developed by or for the Company or any Company Subsidiary.

Annex A-5

“Company Warrants” means, as of any determination time, each warrant to purchase Company Common Stock that is outstanding and granted pursuant to the Company Warrant Agreement.

“Company Warrant Agreement” means the warrant agreement for Class A Common Stock and warrant agreement for Series Seed-2 Preferred Stock.

“Confidential Information” means any information, knowledge or data concerning the businesses and affairs of the Company, the Company Subsidiaries, or any Suppliers or customers of the Company or any Company Subsidiaries or Athena or its subsidiaries (as applicable) that is not already generally available to the public. “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, as trustee or executor, by Contract or otherwise.

“Contract” shall mean any contract, mortgage, deed of trust, bond, indenture, lease, license, sublicense, note, franchise, option, warrant, right or other obligation or agreement, whether written or oral.

“COVID-19” shall mean SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or related or associated epidemics, pandemic or disease outbreaks.

“Copyleft License” means any license that requires, as a condition of use, modification or distribution of software or other Intellectual Property subject to such license, that such software or other Intellectual Property subject to such license, or other software or other Intellectual Property incorporated into, derived from, used or distributed with such software or other Intellectual Property subject to such license (a) in the case of software, be made available or distributed in a form other than binary (e.g., source code form), (b) be licensed for the purpose of preparing derivative works, (c) be licensed under terms that allow the Company Products or portions thereof or interfaces therefor to be reverse engineered, reverse assembled or disassembled (other than by operation of Law) or (d) be redistributable at no license fee. Copyleft Licenses include the GNU General Public License, the GNU Lesser General Public License, the Mozilla Public License, the Common Development and Distribution License, the Eclipse Public License and all Creative Commons “sharealike” licenses.

“Disabling Devices” means Software viruses, time bombs, logic bombs, trojan horses, trap doors, back doors, or other computer instructions, intentional devices or techniques that are designed to threaten, infect, assault, vandalize, defraud, disrupt, damage, disable, maliciously encumber, hack into, incapacitate, infiltrate or slow or shut down a computer system or any component of such computer system, including any such device affecting system security or compromising or disclosing user data in an unauthorized manner.

“Disqualification Event” means any of the “Bad Actor” disqualifications described in Rule 506(d)(1)(i) to (viii) under the Securities Act.

“Environmental Laws” means any United States federal, state or local or non-United States laws relating to: (a) releases or threatened releases of Hazardous Substances or materials containing Hazardous Substances; (b) the manufacture, handling, transport, use, treatment, storage, exposure to or disposal of Hazardous Substances or materials containing Hazardous Substances; or (c) pollution or protection of human health, safety, or the environment or natural resources.

“Equity Securities” means any share, share capital, capital stock, partnership, membership, joint venture or similar interest in any person (including any stock appreciation, phantom stock, profit participation or similar rights), and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable therefor.

“Exchange Ratio” means the quotient of (a) the Aggregate Merger Consideration divided by (b) the Company Fully Diluted Common Stock.

“Fraud” means intentional misrepresentation or omission of a material fact with regard to any representation or warranty contained in this Agreement (as modified by the Company Disclosure Schedule or the Athena Disclosure Schedules, as applicable) or certificate delivered or in connection with this Agreement that constitutes common law fraud under Delaware Law.

Annex A-6

“Government Bid” shall mean any quotation, bid offer or proposal made by the Company outstanding as of the Effective Date, which if accepted or awarded, would result in a Government Contract.

“Government Contract” shall mean a Contract between the Company and (a) the U.S. Government or any Governmental Authority, (b) any prime contractor of the U.S. Government or any Governmental Authority or (c) any subcontractor (at any tier) with respect to any Contract described in clauses (a) or (b) above, including any facilities Contract for the use of government-owned facilities or higher-tier subcontractor under a prime contract with the U.S. Government, the Australian Government (or subdivision or quasi-governmental division thereof). A task, purchase or delivery order under a Government Contract or any amendment, supplement or modification to a Government Contract shall not constitute a separate Government Contract for purposes of this definition, but shall be part of the Government Contract to which it relates.

“Hazardous Substance(s)” means: (a) those substances defined in or regulated under the following United States federal statutes and their state counterparts, as each may be amended from time to time, and all regulations thereunder: the Hazardous Materials Transportation Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Water Act, the Safe Drinking Water Act, the Atomic Energy Act, the Federal Insecticide, Fungicide, and Rodenticide Act and the Clean Air Act; (b) petroleum and petroleum products, including crude oil and any fractions thereof; (c) natural gas, synthetic gas, and any mixtures thereof; (d) polychlorinated biphenyls, asbestos, per- and polyfluoroalkyl substances, and radon; and (e) any substance, material or waste regulated by any Governmental Authority pursuant to any Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Incentive Stock Option” means a Company Option intended to be an “incentive stock option” (as defined in Section 422 of the Code).

“Intellectual Property” means: (a) patents, patent applications and patent disclosures, together with all reissues, continuations, continuations-in-part, divisionals, revisions, extensions or reexaminations thereof; (b) trademarks and service marks, trade dress, logos, trade names, corporate names, brands, slogans, and other source identifiers together with all translations, adaptations, derivations, combinations and other variants of the foregoing, and all applications, registrations, and renewals in connection therewith, together with all of the goodwill associated with the foregoing; (c) copyrights, mask works, rights in topography, and other works of authorship (whether or not copyrightable), and moral rights, and registrations and applications for registration, renewals and extensions thereof; (d) trade secrets and know-how (including ideas, formulas, compositions, inventions (whether or not patentable or reduced to practice)), customer and supplier lists, improvements, protocols, processes, methods and techniques, research and development information, industry analyses, algorithms, architectures, layouts, drawings, specifications, designs, plans, methodologies, proposals, industrial models, technical data, financial and accounting and all other data, databases, database rights, including rights to use any Personal Information, pricing and cost information, business and marketing plans and proposals, and customer and supplier lists (including lists of prospects) and related information; (e) Internet domain names, social media accounts, websites and content; (f) rights of privacy and publicity and all other intellectual property or proprietary rights of any kind or description; (g) Software and rights in Software; (h) rights recognized under applicable Law that are equivalent or similar to any of the foregoing; (i) copies and tangible embodiments of any of the foregoing, in whatever form or medium; and (j) all legal rights arising from items (a) through (h), including the right to prosecute and perfect such interests and rights to sue, oppose, cancel, interfere, and enjoin based upon such interests, including such rights based on past infringement, if any, in connection with any of the foregoing.

“International Trade Laws” means (a) all U.S. import and export Laws (including those Laws administered by the U.S. Departments of Commerce (Bureau of Industry and Security) codified at 15 C.F.R., Parts 700-774; Homeland Security (Customs and Border Protection) codified at 19 C.F.R., Parts 1-192; State (Directorate of Defense Trade Controls) codified at 22 C.F.R., Parts 103, 120-130; and the Treasury (Office of Foreign Assets Control) codified at 31 C.F.R., Parts 500-598) and (b) all comparable applicable Laws outside the United States.

“Investment Company Act” means the Investment Company Act of 1940, as amended.

Annex A-7

“Key Company Stockholders” means the persons and entities listed on Schedule 7.4.

“knowledge” or “to the knowledge” of a person shall mean in the case of the Company, the actual knowledge of the persons listed on Schedule 1.1, after reasonable inquiry of their direct reports with administrative or supervisory responsibility for the relevant matter that is being represented, and in the case of Athena, the actual knowledge of Isabelle Freidheim, Phyllis W. Newhouse and Grace Vandecruze after reasonable inquiry of their direct reports with administrative or supervisory responsibility for the relevant matter that is being represented.

“Leased Real Property” means the real property leased by the Company as tenant, together with, to the extent leased by the Company, all buildings and other structures, facilities or improvements located thereon and all easements, licenses, rights and appurtenances of the Company relating to the foregoing.

“Lien” means any lien, security interest, mortgage, pledge, adverse claim or other encumbrance of any kind that secures the payment or performance of an obligation (other than those created under applicable securities laws).

“Merger Sub Organizational Documents” means the certificate of incorporation and Bylaws of Merger Sub, as amended, modified or supplemented from time to time.

“Open Source License” means any license meeting the Open Source Definition (as promulgated by the Open Source Initiative) or the Free Software Definition (as promulgated by the Free Software Foundation), or any substantially similar license, including any license approved by the Open Source Initiative or any Creative Commons License. For the avoidance of doubt, Open Source Licenses include Copyleft Licenses.

“Open Source Materials” means any Software or other Intellectual Property subject to an Open Source License.

“Owned Real Property” means all real property owned in fee simple by the Company.

“PCAOB” means the Public Company Accounting Oversight Board and any division or subdivision thereof.

“Permits” means any and all permits, licenses, registrations, variances, clearances, waivers, consents, commissions, exemptions, orders, provider agreements, authorizations and approvals from any Governmental Authority that are required to conduct the business of Company in the manner conducted by it as of immediately prior to the Closing, in each case, that are issued or enforced by a Governmental Authority.

“Permitted Liens” means: (a) defects or imperfections of title, easements, encumbrances, encroachments, covenants, rights-of-way, conditions, matters that would be apparent from a physical inspection or current, accurate survey of such real property, Liens or restrictions that do not, in the aggregate, materially impair the current use of the Company’s assets that are subject thereto; (b) materialmen’s, mechanics’, carriers’, workmen’s, warehousemen’s, repairmen’s, landlord’s and other similar Liens arising in the ordinary course of business, or deposits to obtain the release of such Liens; (c) Liens for Taxes not yet delinquent, or being contested in good faith; (d) with respect to any Leased Real Property (i) the interests and rights of the respective lessors with respect thereto, including any statutory landlord liens and any Lien thereon, (ii) any Lien permitted under any Leased Real Property, (iii) any Liens encumbering the underlying fee title of the real property of which the Leased Real Property is a part, and (iv) guaranties, letters of credit or deposits arising from any Leased Real Property, including, without limitation, security deposits made in the ordinary course of business, (v) zoning, building, entitlement, conservation restriction and other land use and environmental regulations promulgated by Governmental Authorities, (vi) non-exclusive licenses, sublicenses or other rights to Intellectual Property owned by or licensed to the Company granted to any licensee in the ordinary course of business, (vii) non-monetary Liens, encumbrances and restrictions on real property (including easements, covenants, rights of way and similar restrictions of record) that do not materially interfere with the present uses of such real property, (viii) Liens on leases, subleases, easements, licenses, rights of use, rights to access and rights of way arising from the provisions of such agreements or benefiting or created by any superior estate, right or interest, and (ix) reversionary rights in favor of landlords under any Leased Real Property with respect to any of the buildings or other improvements owned by the Company, (e) Liens identified in the Financial Statements, (f) other Liens arising in the ordinary course of business and not incurred in connection with the borrowing of money in connection with workers’ compensation, unemployment insurance or other types of social security, and (g) Liens that do not, individually or in the aggregate, materially and adversely affect, or materially disrupt, the ordinary course operation of the businesses of the Company.

Annex A-8

“person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including, without limitation, a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.

“Personal Information” means (a) information related to an identified or identifiable individual (e.g., name, address telephone number, email address, financial account number, health information, government-issued identifier), (b) any other data used or intended to be used or which allows one to identify, contact, or precisely locate an individual, device or household, including any internet protocol address or other persistent identifier, and (c) any other, similar information or data regulated by Privacy/Data Security Laws.

“Privacy/Data Security Laws” means all Laws, self-regulatory standards, third party system and platform requirements, and industry regulations governing (a) the receipt, collection, use, storage, processing, sharing, security, disclosure, transfer, sale, unauthorized access or modification, theft, loss, inaccessibility, breach, or transfer of Personal Information, Protected Health Information, Confidential Information, the Company’s Business Systems or Business Data and (b) unfair and deceptive practices, accessibility, advertising communications (e.g., text messages, emails, calls), PCI-DSS, location tracking and marketing.

“Products” mean any products or services, developed, manufactured, performed, out-licensed, sold, distributed other otherwise made available by or on behalf of the Company, from which the Company has derived previously, is currently deriving, in the 90-day period after the date hereof, or is scheduled to derive, revenue from the sale or provision thereof.

“Redemption Rights” means the redemption rights provided for in Section 9.2 of Article IX of the A&R Athena Certificate of Incorporation.

“Registered Company IP” means all Company-Owned IP that is the subject of registration or an application for registration, including domain names.

“Requisite Approval” means (i) the affirmative vote of the holders of at least a majority of the outstanding shares of the Company Common Stock, voting together as a single class, (ii) the affirmative vote of the holders of at least a majority of the outstanding shares of the Company Preferred Stock, voting together as a single class and (iii) the affirmative vote of the holders of at least a majority of the outstanding shares of the Company Common Stock and Company Preferred Stock, voting together as a single class.

“SEC Warrant Statement” the Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies on April 12, 2021 issued by the staff of the Division of Corporation Finance.

“Software” means all computer software (in object code or source code format), data and databases, and related documentation and materials.

“Sponsor” means Athena Technology Sponsor LLC, a Delaware limited liability company.

“subsidiary” or “subsidiaries” of the Company, the Surviving Corporation, Athena or any other person means an affiliate controlled by such person, directly or indirectly, through one or more intermediaries.

“Supplier” means any person that supplies inventory or other materials or personal property, components, or other goods or services that are utilized in or comprise the Products of the Company or any of the Company Subsidiaries.

“Takeover Laws” means any “business combination,” “fair price,” “moratorium,” “control share acquisition” or other similar Law applicable to the Company.

“Transaction Documents” means this Agreement, including all Schedules and Exhibits hereto, the Company Disclosure Schedule, the Ancillary Agreements, and all other agreements, certificates and instruments executed and delivered by Athena, Merger Sub or the Company in connection with the Transactions and specifically contemplated by this Agreement.

Annex A-9

“Transactions” means the transactions contemplated by this Agreement and the Transaction Documents.

“Treasury Regulations” means the United States Treasury regulations issued pursuant to the Code.

“Unvested Company Option” means each Company Option outstanding as of immediately prior to the Effective Time that is not a Vested Company Option.

“Vested Company Option” means each Company Option outstanding as of immediately prior to the Effective Time that is vested as of such time or will vest in connection with the consummation of the transactions contemplated hereby (whether at the Effective Time or otherwise).

Section 1.2 Further Definitions. The following terms have the meaning set forth in the Sections set forth below:

Defined Term	Location of Definition
Action	Section 4.10
Agreement	Preamble
Allocation Schedule	Section 3.7(a)
Allocation Schedule Principles	Section 3.7(a)
Antitrust Laws	Section 7.14(a)
A&R Sponsor Letter Agreement	Recitals
Athena	Preamble
Athena Acquisition Proposal	Section 7.6(b)
Athena Board	Recitals
Athena Disclosure Schedule	Article V
Athena Fully Diluted Common Stock	Section 7.7(a)
Athena Preferred Stock	Section 5.3(a)
Athena Proposals	Section 7.1(a)
Athena SEC Reports	Section 5.7(a)
Athena Stockholder Approval	Section 5.10(b)
Athena Stockholders’ Meeting	Section 7.1(a)
Blue Sky Laws	Section 4.5(b)
Certificate of Merger	Section 2.2(a)
Certificates	Section 3.3(b)
Closing	Section 2.2(b)
Closing Date	Section 2.2(b)
Closing Statement	Section 3.7(b)
Code	Section 3.3(h)
Company	Preamble
Company Acquisition Proposal	Section 7.6(a)
Company Board	Recitals
Company Disclosure Schedule	Article IV
Company Permits	Section 4.6
Company Preferred Stock Conversion	Section 3.1(a)
Company SAFE Conversion	Section 3.1(c)
Company Stockholder Approval	Section 4.20
Company Warrant Conversion	Section 3.1(b)
Confidentiality Agreement	Section 7.5(b)
Continuing Employees	Section 7.7(c)
Contribution	Section 4.14(e)
Contributor	Section 4.14(e)
DGCL	Recitals
Dissenting Shares	Section 3.6(a)

Annex A-10

Defined Term	Location of Definition
D&O Insurance	Section 7.8(c)
Effective Time	Section 2.2(a)
Environmental Permits	Section 4.16
ERISA	Section 4.11(a)
ERISA Affiliate	Section 4.11(c)
Estimated Closing Statement	Section 3.7(b)
Exchange Act	Section 4.23
Exchange Agent	Section 3.3(a)
Exchange Fund	Section 3.3(a)
Financial Statements	Section 4.8(b)
GAAP	Section 4.8(a)
Governmental Authority	Section 4.5(b)
Health Plan	Section 4.11(k)
Information Statement	Section 7.4
Initial Post-Closing Heliogen Directors	Section 2.5(b)
Intended Tax Treatment	Recitals
Interim Monthly Balance Sheet	Section 7.15(b)
Interim Monthly Financial Statements	Section 7.15(b)
IRS	Section 4.11(b)
Law	Section 4.5(a)
Lease	Section 4.13(b)
Lease Documents	Section 4.13(b)
Letter of Transmittal	Section 3.3(b)
Material Contracts	Section 4.17(a)
Merger	Recitals
Merger Sub	Preamble
Merger Sub Board	Recitals
Merger Sub Common Stock	Section 5.3(b)
OFAC	Section 4.18(b)
Outside Date	Section 9.1(b)
Outstanding Athena Transaction Expenses	Section 3.5(b)
Outstanding Company Transaction Expenses	Section 3.5(a)
PCAOB Financial Statements	Section 7.15(a)
PCAOB Q1 Financial Statements	Section 7.15(a)
Per Share Merger Consideration	Section 3.2(a)(i)
PIPE Financing	Recitals
PIPE Financing Amount	Recitals
PIPE Investors	Recitals
Plans	Section 4.11(a)
PPACA	Section 4.11(k)
Prior Financial Statements	Section 4.8(a)
Proxy Statement	Section 7.1(a)
Registration Rights and Lock-Up Agreement	Recitals
Registration Statement	Section 7.1(a)
Released Claims	Section 6.3
Remedies Exceptions	Section 4.4
Representatives	Section 7.5(a)
Retained Claims	Section 6.3
Rollover Option	Section 3.8(a)
SEC	Section 5.7(a)

Annex A-11

Defined Term	Location of Definition
Second Athena Certificate of Incorporation	Section 2.4(c)
Second Merger	Section 7.12
Securities Act	Section 5.7(a)
Sponsor Support Agreement	Recitals
Stockholder Support Agreement	Recitals
Subscription Agreement; Subscription Agreements	Recitals
Super 8-K	Section 7.15(a)
Surviving Corporation	Section 2.1
Tax	Section 4.15(p)
Taxes	Section 4.15(p)
Tax Return	Section 4.15(p)
Transfer Agent Cancellation	Section 3.3(b)
Trust Account	Section 5.14
Trust Agreement	Section 5.14
Trustee	Section 5.14
Trust Fund	Section 5.14
WARN Act	Section 4.12(c)
Written Consent	Section 7.4
2021 Unaudited Financial Statements	Section 4.8(b)

Section 1.3 Construction.

(a) Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement, (iv) the terms “Article,” “Section,” “Schedule” and “Exhibit” refer to the specified Article, Section, Schedule or Exhibit of or to this Agreement, (v) the word “including” means “including without limitation,” (vi) the word “or” shall be disjunctive but not exclusive, (vii) references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto and (viii) references to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation.

(b) The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent and no rule of strict construction shall be applied against any party.

(c) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day.

(d) All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

Article II
AGREEMENT AND PLAN OF MERGER

Section 2.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”).

Annex A-12

Section 2.2 Effective Time; Closing.

(a) As promptly as practicable, but in no event later than three (3) Business Days, after the satisfaction or, if permissible, waiver of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, it being understood that the occurrence of the Closing shall remain subject to the satisfaction or, if permissible, waiver of such conditions at the Closing), the parties hereto shall cause the Merger to be consummated by filing a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware, in such form as is required by, and executed in accordance with, the relevant provisions of the DGCL and mutually agreed by the parties (the date and time of the filing of such Certificate of Merger (or such later time as may be agreed by each of the parties hereto and specified in such Certificate of Merger) being the “Effective Time”).

(b) Immediately prior to such filing of a Certificate of Merger in accordance with Section 2.2(a), a closing (the “Closing”) shall take place by electronic delivery of documents and release of signatures (by PDF (portable document format) and/or electronic mail), or such other place as the parties shall agree, for the purpose of confirming the satisfaction or waiver, as the case may be, of the conditions set forth in Article VIII. The date on which the Closing shall occur is referred to herein as the “Closing Date.”

Section 2.3 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, immunities, powers, franchises, licenses and authority of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.

Section 2.4 Certificate of Incorporation; Bylaws.

(a) At the Effective Time, the certificate of incorporation of Merger Sub, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation of the Surviving Corporation, except that references therein to Merger Sub shall be treated as references to the Surviving Corporation, until thereafter amended as provided by law and such certificate of incorporation. After the Effective Time, the Company shall cause the certificate of incorporation of the Surviving Corporation to be amended and restated in its entirety as set forth on Exhibit A.

(b) At the Effective Time, the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation, except that references therein to Merger Sub shall be treated as references to the Surviving Corporation, until thereafter amended as provided by law, the certificate of incorporation of the Surviving Corporation and such bylaws, as applicable.

(c) At the Closing, Athena shall amend and restate, effective as of the Effective Time, the A&R Athena Certificate of Incorporation to be as set forth on Exhibit B (the “Second Athena Certificate of Incorporation”), which shall among other things result in Athena being renamed as “Heliogen, Inc.”.

Section 2.5 Directors and Officers.

(a) The initial directors of the Surviving Corporation and the initial officers of the Surviving Corporation shall be the individuals set forth under the heading “Surviving Corporation” on Schedule 2.5 hereto, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

(b) The parties shall cause the board of directors of Heliogen, Inc. (the “Heliogen Board”) and the officers of Heliogen, Inc. as of immediately following the Effective Time to be comprised of the individuals set forth under the heading “Heliogen, Inc.” on Schedule 2.5 (such individuals comprising the Heliogen Board as of immediately following the Effective Time, collectively, the “Initial Post-Closing Heliogen Directors”), each to hold office in accordance with the Heliogen, Inc. Certificate of Incorporation and the Bylaws of Heliogen, Inc.

Annex A-13

Article III
EFFECTS OF THE MERGER

Section 3.1 Pre-Closing Conversions.

(a) Preferred Stock. The Company shall take all actions necessary to cause each share of Company Preferred Stock that is issued and outstanding immediately prior to the Effective time to be automatically converted immediately prior to the Effective Time into (i) a number of shares of Company Common Stock at the then-effective conversion rate as calculated pursuant to the organizational documents of the Company in accordance with the terms of the organizational documents of the Company and (ii) a number of shares of Company Common Stock issuable with respect to any accrued dividends in accordance with the terms of the organizational documents of the Company ((i) and (ii) collectively, the “Company Preferred Stock Conversion”). All of the shares of Company Preferred Stock converted into shares of Company Common Stock shall be canceled, shall no longer be outstanding and shall cease to exist and no payment or distribution shall be made with respect thereto, and each holder of shares of Company Preferred Stock shall thereafter cease to have any rights with respect to such securities.

(b) Company Warrants. The Company shall take all actions necessary to cause each Company Warrant that is outstanding immediately prior to the Effective Time to be automatically converted immediately prior to the Effective Time into a number of shares of Company Common Stock pursuant to the terms of such Company Warrant Agreement (the “Company Warrant Conversion”). All of the Company Warrants so converted into shares of Company Common Stock shall be canceled, shall no longer be outstanding and shall cease to exist and no payment or distribution shall be made with respect thereto, and each holder of Company Warrants shall thereafter cease to have any rights with respect to such Company Warrants.

(c) Company SAFEs. The Company shall take all actions necessary to cause each Company SAFE that is outstanding immediately prior to the Effective Time to be automatically converted immediately prior to the Effective Time into a number of shares of Company Common Stock pursuant to the terms of such Company SAFEs (the “Company SAFE Conversion”), each Company SAFE and the conversion formula as set forth on Schedule 3.1(b) attached hereto. All of the Company SAFEs so converted into shares of Company Common Stock shall be canceled, shall no longer be outstanding and shall cease to exist and no payment or distribution shall be made with respect thereto, and each holder of Company SAFEs shall thereafter cease to have any rights with respect to such Company SAFEs.

Section 3.2 Conversion of Securities.

(a) At the Effective Time (and, for the avoidance of doubt, following the Company Preferred Stock Conversion, the Company Warrant Conversion and Company SAFE Conversion), by virtue of the Merger and without any action on the part of Athena, Merger Sub, the Company or the holders of any of the following securities:

(i) each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (including each share of Company Restricted Stock), shall be canceled and converted into the right to receive a number of shares of Athena Common Stock equal to the Exchange Ratio (the “Per Share Merger Consideration”); provided, that shares of Athena Common Stock issued in exchange for shares of Company Restricted Stock shall be subject to the terms and conditions giving rise to a substantial risk of forfeiture that applied to such Company Restricted Stock immediately prior to the Effective Time to the extent consistent with the terms of such Company Restricted Stock;

(ii) each share of Company Common Stock held in the treasury of the Company shall be canceled without any conversion thereof and no payment or distribution shall be made with respect thereto; and

(iii) each share of Merger Sub Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, par value $0.001 per share, of the Surviving Corporation.

(iv) Notwithstanding anything to the contrary set forth in this Agreement, (i) the portion of the Aggregate Merger Consideration issuable to any person pursuant to Section 3.2(a)(i) shall be calculated on an aggregate basis with respect to all shares of Company Common Stock held of record by such person immediately

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prior to the Effective Time, and (ii) after such aggregation, any fractional share of Athena Common Stock that would otherwise be issuable to such person following such aggregation shall be rounded up to a whole share of Athena Common Stock.

Section 3.3 Exchange of Certificates.

(a) Exchange Agent. On or prior to the Closing Date, Athena shall deposit, or shall cause to be deposited, with a bank or trust company that shall be designated by Athena and is reasonably satisfactory to the Company (the “Exchange Agent”), for the benefit of the holders of Company Common Stock, for exchange in accordance with this Article III, the number of shares of Athena Common Stock sufficient to deliver the aggregate Per Share Merger Consideration payable pursuant to this Agreement (such shares of Athena Common Stock, and any dividends or distributions with respect thereto (pursuant to Section 3.3(c)), being hereinafter referred to as the “Exchange Fund”). Athena shall cause the Exchange Agent pursuant to irrevocable instructions, to pay the Per Share Merger Consideration out of the Exchange Fund in accordance with this Agreement. Except as contemplated by Section 3.3(c), the Exchange Fund shall not be used for any other purpose.

(b) Exchange Procedures. As promptly as practicable after the date hereof, Athena shall use its reasonable best efforts to cause the Exchange Agent to mail to each holder of Company Common Stock entitled to receive the Per Share Merger Consideration pursuant to Section 3.1: a letter of transmittal, which shall be in a form reasonably acceptable to Athena and the Company (the “Letter of Transmittal”) and shall specify (i) that delivery shall be effected, and risk of loss and title to the certificates evidencing such shares of Company Common Stock (the “Certificates”) shall pass, only upon proper delivery of the Certificates to the Exchange Agent or confirmation of cancellation of such Certificates from the Company’s transfer agent, Continental Stock Transfer & Trust Company (each, a “Transfer Agent Cancellation”) or if such Certificates are held by the Company in electronic format, upon confirmation of cancellation of such Certificates by the Company; and (ii) instructions for use in effecting the surrender of the Certificates pursuant to the Letter of Transmittal. Within two (2) Business Days (but in no event prior to the Effective Time) after the surrender to the Exchange Agent of all Certificates held by such holder for cancellation (or a Transfer Agent Cancellation), together with a Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto and such other documents as may be reasonably required pursuant to such instructions, the holder of such Certificates shall be entitled to receive in exchange therefore, and Athena shall cause the Exchange Agent to deliver, the Per Share Merger Consideration in accordance with the provisions of Section 3.1, and the Certificate so surrendered shall forthwith be cancelled. Until surrendered as contemplated by this Section 3.3, each Certificate entitled to receive the Per Share Merger Consideration in accordance with Section 3.2(a)(i) shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender the Per Share Merger Consideration that such holder is entitled to receive in accordance with the provisions of Section 3.2(a)(i).

(c) Distributions with Respect to Unexchanged Shares of Athena Common Stock. No dividends or other distributions declared or made after the Effective Time with respect to the Athena Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Athena Common Stock represented thereby until the holder of such Certificate shall surrender such Certificate in accordance with Section 3.3(b). Subject to the effect of escheat, tax or other applicable Laws, following surrender of any such Certificate, Athena shall pay or cause to be paid to the holder of the certificates representing shares of Athena Common Stock issued in exchange therefore, without interest, (i) promptly, but in any event within five (5) Business Days of such surrender, the amount of dividends or other distributions with a record date after the Effective Time and theretofore paid with respect to such shares of Athena Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such shares of Athena Common Stock.

(d) No Further Rights in Company Common Stock. The Per Share Merger Consideration payable upon conversion of the Company Common Stock in accordance with the terms hereof shall be deemed to have been paid and issued in full satisfaction of all rights pertaining to such Company Common Stock.

(e) Adjustments to Per Share Consideration. The Per Share Merger Consideration shall be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Athena Common Stock occurring on or after the date hereof and prior to the Effective Time.

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(f) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of Company Common Stock for one (1) year after the Effective Time shall be delivered to Athena, upon demand, and any holders of Company Common Stock who have not theretofore complied with this Section 3.3 shall thereafter look only to Athena for the Per Share Merger Consideration. Any portion of the Exchange Fund remaining unclaimed by holders of Company Common Stock as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any government entity shall, to the extent permitted by applicable law, become the property of Athena free and clear of any claims or interest of any person previously entitled thereto.

(g) No Liability. None of the Exchange Agent, Athena or the Surviving Corporation shall be liable to any holder of Company Common Stock for any such Company Common Stock (or dividends or distributions with respect thereto) or cash delivered to a public official pursuant to any abandoned property, escheat or similar Law in accordance with Section 3.3.

(h) Withholding Rights. Each of the Surviving Corporation and Athena shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to person such amounts as it is required to deduct and withhold with respect to the making of such payment under the United States Internal Revenue Code of 1986, as amended (the “Code”) or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by the Surviving Corporation or Athena, as the case may be, and paid to the applicable Governmental Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect of which such deduction and withholding was made by the Surviving Corporation or Athena, as the case may be. Athena shall use commercially reasonable efforts to provide the Company with at least five (5) Business Days prior written notice of any amounts that it intends to withhold in connection with the payment of the consideration hereunder and will reasonably cooperate with the Company to reduce or eliminate any applicable withholding.

(i) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate, the Per Share Merger Consideration that such holder is otherwise entitled to receive pursuant to, and in accordance with, the provisions of Section 3.2(a)(i).

Section 3.4 Stock Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of Company Common Stock thereafter on the records of the Company. From and after the Effective Time, the holders of Certificates representing Company Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Company Common Stock, except as otherwise provided in this Agreement or by Law. On or after the Effective Time, any Certificates presented to the Exchange Agent or Athena for any reason shall be converted into the Per Share Merger Consideration in accordance with the provisions of Section 3.2(a)(i).

Section 3.5 Payment of Expenses.

(a) No sooner than five (5) or later than two (2) Business Days prior to the Closing Date, the Company shall provide to Athena a written report setting forth a list of all of the following costs, fees and expenses incurred by or on behalf of the Company in connection with the review, preparation, negotiation and execution of this Agreement and the consummation of the transactions contemplated hereby (together with written invoices and wire transfer instructions for the payment thereof), solely to the extent such fees and expenses are incurred and expected to remain unpaid as of the close of business on the Business Day immediately preceding the Closing Date: (i) all fees, costs, expenses, brokerage fees, commissions, finders’ fees and disbursements of financial advisors, investment banks, data room administrators, attorneys, accountants and other advisors and service providers, (ii) change-in-control payments, transaction bonuses, retention payments, severance or similar compensatory payments payable by the Company to any current or former employee (including any amounts due under any consulting agreement with any such former employee), independent contractor, officer, or director of the Company as a result of the transactions contemplated hereby (and not tied to any subsequent event or condition, such as a termination of employment), including the employer portion of payroll Taxes arising therefrom, (iii) transfer Taxes, (iv) any and all filing fees payable by the Company to the Antitrust Authorities in connection with the transactions contemplated hereby, and (v) amounts owing or that may become owed, payable or otherwise due, directly or indirectly, by the Company to any Affiliate of the Company or any of its Subsidiaries in connection with

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the consummation of the transactions contemplated hereby (collectively, the “Outstanding Company Transaction Expenses”). On the Closing Date, Athena shall pay or cause to be paid by wire transfer of immediately available funds all such Outstanding Company Transaction Expenses. For the avoidance of doubt, the Outstanding Company Transaction Expenses shall not include any fees and expenses of the Company’s stockholders.

(b) No sooner than five (5) or later than two (2) Business Days prior to the Closing Date, Athena shall provide to the Company a written report setting forth a list of all fees, expenses and disbursements incurred by or on behalf of Athena or Merger Sub for outside counsel, agents, advisors, consultants, experts, financial advisors and other service providers engaged by or on behalf of Athena or Merger Sub in connection with the Transactions (including the PIPE Financing) or otherwise in connection with Athena’s operations (together with written invoices and wire transfer instructions for the payment thereof) (collectively, the “Outstanding Athena Transaction Expenses”). On the Closing Date, Athena shall pay or cause to be paid by wire transfer of immediately available funds all such Outstanding Athena Transaction Expenses.

(c) Athena shall not pay or cause to be paid any Outstanding Athena Transaction Expenses or Outstanding Company Transaction Expenses other than in accordance with this Section 3.5.

Section 3.6 Appraisal Rights.

(a) Notwithstanding any provision of this Agreement to the contrary and to the extent available under the DGCL, shares of Company Common Stock that are outstanding immediately prior to the Effective Time and that are held by stockholders of the Company who shall have neither voted in favor of the Merger nor consented thereto in writing and who shall have demanded properly in writing appraisal for such Company Common Stock in accordance with Section 262 of the DGCL and otherwise complied with all of the provisions of the DGCL relevant to the exercise and perfection of dissenters’ rights (collectively, the “Dissenting Shares”) shall not be converted into, and such stockholders shall have no right to receive, the Per Share Merger Consideration but instead shall be entitled to only such rights as are granted by Section 262 of the DGCL, unless and until such stockholder fails to perfect or withdraws or otherwise loses his, her or its right to appraisal and payment under the DGCL. Any stockholder of the Company who fails to perfect or who effectively withdraws or otherwise loses his, her or its rights to appraisal of such shares of Company Common Stock under Section 262 of the DGCL shall thereupon be deemed to have been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive the Per Share Merger Consideration, without any interest thereon, upon surrender, in the manner provided in Section 3.2(a)(ii), of the Certificate or Certificates that formerly evidenced such shares of Company Common Stock.

(b) Prior to the Closing, the Company shall give Athena (i) prompt notice of any demands for appraisal received by the Company and any withdrawals of such demands, and (ii) consider in good faith any reasonable comments proposed by Athena or any of its Representatives with respect to demands for appraisal under the DGCL. The Company shall not, except with the prior written consent of Athena (which consent shall not be unreasonably conditioned, withheld or delayed), make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.

Section 3.7 Closing Calculations.

(a) Allocation Schedule. At least three (3) Business Days prior to the Closing Date, the Company shall deliver to Athena an allocation schedule executed by an authorized officer of the Company, solely in his or her capacity as an officer of the Company (and without any personal liability) (the “Allocation Schedule”) setting forth (i) the number of shares of Company Common Stock held by each Company stockholder (including (x) the number of shares of Company Common Stock immediately prior to the Closing, subject to the Company Warrants that will be exercised for shares of Company Common Stock pursuant to Section 3.1(b) held by each holder thereof and (y) the number of shares of Company Restricted Stock, the number of shares of Company Common Stock subject to each Company RSU Award, the number of shares of Company Common Stock subject to each Company Option held by each holder thereof, as well as whether each such Company Option will be a Vested Company Option or an Unvested Company Option as of immediately prior to the Effective Time, (ii) in the case of the Company Options, the exercise price and, if applicable, the exercise date, (iii) the portion of the Aggregate Merger Consideration allocated to each Company Option and each Company RSU Award pursuant to Section 3.8(a) and Section 3.8(b) respectively, and the portion of the Aggregate Merger Consideration allocated to each share of Company Common Stock pursuant to Section 3.2(a)(i) (including, for the avoidance of doubt, each share of Company Common Stock

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that is issued upon exercise of the Company Warrants immediately prior to the Closing pursuant to Section 3.1(b)), as well as, in each case, reasonably detailed calculations with respect to the components and subcomponents thereof (including the Exchange Ratio), and (iv) the exercise price of each Rollover Option (as defined below) at the Effective Time. The Allocation Schedule (and the calculations and determinations contained therein) will be prepared in accordance with the applicable provisions of this Agreement, the organizational documents of the Company, and applicable Laws, in the case of the Company Options and Company RSU Awards, in accordance with the Company Equity Plan and any applicable grant or similar agreement with respect to each Company Option and each Company RSU Award and, in the case of the Company Common Stock issued upon exercise of the Company Warrants immediately prior to the Closing pursuant to Section 3.1(b), the Company Warrant Agreement (collectively, the “Allocation Schedule Principles”). The Company will review any comments to the Allocation Schedule provided by Athena or any of its Representatives and consider in good faith and incorporate any reasonable comments proposed by Athena or any of its Representatives. Notwithstanding the foregoing or anything to the contrary herein, (x) in no event shall the aggregate number of Athena Shares set forth on the Allocation Schedule that are allocated in respect of the Company Common Stock, Company Options, Company RSU Awards or Company Warrants (or, for the avoidance of doubt, the Company Equityholders) exceed the Aggregate Merger Consideration and (y) Athena, Merger Sub and the Exchange Agent will be entitled to rely upon the Allocation Schedule for purposes of allocating the transaction consideration to the Company Equityholders under this Agreement or under the Exchange Agent Agreement, as applicable.

(b) No later than three (3) Business Days prior to the Closing Date, the Company shall deliver to Athena a statement certified by an executive officer of Company (the “Estimated Closing Statement”) setting forth Company’s good faith estimate of (i) Company Closing Cash, (ii) Company Closing Debt, and (iii) the Company Fully Diluted Common Stock; provided, that Company may update the Estimated Closing Statement and deliver such updated Estimated Closing Statement to Athena at any time prior to 12:01 a.m. New York time on the Closing Date. Following the delivery of the Estimated Closing Statement, if Athena has any objection to any amounts included in the Estimated Closing Statement, Athena and the Company shall reasonably cooperate in good faith to resolve such objection. If the parties shall fail to resolve and settle all such objections within a five (5) day period (including for such purposes past the Outside Date, and any such delay period shall suspend the application of the Outside Date until the expiration of such delay period), the Estimated Closing Statement as prepared by the Company (and revised to reflect any matters agreed to by the parties in the interim) shall be the “Closing Statement” hereunder without any further delay in the Closing Date.

(c) No later than one (1) Business Day prior to the Closing Date, the Company shall deliver to Athena a statement certified by an executive officer of the Company setting forth the Aggregate Merger Consideration that will be payable to each holder of shares of Company Common Stock issued and outstanding as of immediately prior to the Effective Time, the stock certificate numbers with respect thereto, and such other information as Athena may reasonably request of the Company.

Section 3.8 Treatment of Company Options and Company RSU Awards.

(a) At the Effective Time, by virtue of the Merger and without any action of any party or any other person (but subject to, in the case of the Company, Section 3.8(d)), each Company Option (whether a Vested Company Option or an Unvested Company Option) that is outstanding and unexercised as of immediately prior to the Effective Time shall be assumed by Athena and converted into an option to purchase a number of Athena Common Stock (such option, a “Rollover Option”) equal to the product (rounded down to the nearest whole number) of (x) the number of shares of Company Common Stock subject to such Company Option immediately prior to the Effective Time, multiplied by (y) the Exchange Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to the quotient of (i) the exercise price per share of such Company Option immediately prior to the Effective Time, divided by (ii) the Exchange Ratio; provided, however, that such conversion shall occur in a manner intended to comply with (A) the requirements of Section 409A of the Code and (B) in the case of any Rollover Option that is an Incentive Stock Option, the requirements of Section 424 of the Code. Each Rollover Option shall be subject to the same terms and conditions (including applicable vesting, expiration and forfeiture provisions) that applied to the corresponding Company Option immediately prior to the Effective Time, except (I) as provided above in this Section 3.8(a), or (II) as to terms (1) rendered inoperative by reason of the transactions contemplated by this Agreement (including any anti-dilution or other similar provisions that adjust the number of underlying shares that are subject to any such option), or (2) such other immaterial administrative or ministerial changes as the Athena Board may determine in good faith are appropriate to effectuate the administration of the Rollover Options.

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(b) At the Effective Time, by virtue of the Merger and without any action of any party or any other person (but subject to, in the case of the Company, Section 3.8(c)), each Company RSU Award that is outstanding as of immediately prior to the Effective Time shall be assumed by Athena and converted into an award of restricted stock units in respect of Athena Common Stock (such option, a “Rollover RSU Award”) equal to the product (rounded down to 25 the nearest whole number) of (x) the number of shares of Company Common Stock subject to such Company RSU Award immediately prior to the Effective Time, multiplied by (y) the Exchange Ratio. Each Rollover RSU Award shall be subject to the same terms and conditions (including applicable vesting and forfeiture provisions) that applied to the corresponding Company RSU Award immediately prior to the Effective Time, except (I) as provided above in this Section 3.8(b), or (II) as to terms (1) rendered inoperative by reason of the transactions contemplated by this Agreement (including any anti-dilution or other similar provisions that adjust the number of underlying shares that are subject to any such award), or (2) such other immaterial administrative or ministerial changes as the Athena Board may determine in good faith are appropriate to effectuate the administration of the Rollover RSU Awards.

(c) As of immediately prior to the Effective Time, all Company Equity Plans shall terminate; provided that Rollover Options and Rollover RSU Awards shall continue to be governed by the terms of the Company Equity Plan under which the Rollover Option or Rollover RSU Award was granted subject to the adjustments in Section 3.8(a) and Section 3.8(b), respectively.

(d) At or prior to the Effective Time, the parties and their respective boards of directors, as applicable, shall adopt any resolutions and take any actions that are reasonably necessary to effectuate the treatment of the Company Options and Company RSU Awards pursuant to this Section 3.8. Prior to the Closing, the Company shall take, or cause to be taken, all other reasonably necessary or appropriate actions under the Company Equity Plans, under the underlying grant, award or similar agreement, and otherwise to give effect to the provisions of this Section 3.8.

Article IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the Company’s disclosure schedule delivered by the Company in connection with this Agreement (the “Company Disclosure Schedule”), the Company hereby represents and warrants to Athena and Merger Sub as follows:

Section 4.1 Organization and Qualification; Subsidiaries.

(a) The Company and each Company Subsidiary is a corporation or other organization duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization and has the requisite corporate or other organizational power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted. The Company is duly qualified or licensed as a foreign corporation or other organization to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that would not individually or in the aggregate have or reasonably be expected to have a Company Material Adverse Effect. Set forth in Section 4.1(a) of the Company Disclosure Schedule is a true and complete list of the jurisdiction of incorporation of the Company and each jurisdiction in which the Company is qualified or licensed as a foreign corporation to do business in such jurisdiction.

(b) Set forth in Section 4.1(b) of the Company Disclosure Schedule is a true and complete list of the jurisdiction of incorporation of each Company Subsidiary. The Company does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any other corporation, partnership, joint venture or business association or other entity except as set forth in Section 4.1(b) of the Company Disclosure Schedule.

Section 4.2 Certificate of Incorporation and Bylaws. The Company has prior to the date of this Agreement made available a complete and correct copy of the certificate of incorporation and the bylaws or equivalent organizational documents, each as amended to date, of the Company and each Company Subsidiary. Such

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certificates of incorporation, bylaws or equivalent organizational documents are in full force and effect. Neither the Company nor any Company Subsidiary is in violation of any of the provisions of its certificate of incorporation, bylaws or equivalent organizational documents.

Section 4.3 Capitalization.

(a) The authorized capital stock of the Company consists of 88,205,793 shares of Class A Company Common Stock, 1,000 shares of Class B Company Common Stock, 60,274,078 shares of Company Preferred Stock, and 1 share of Company Special Stock.

(b) Section 4.3(b) of the Company Disclosure Schedule sets forth a true and complete statement, as of the date hereof, of (i) the number and class or series (as applicable) of all of the Equity Securities of the Company issued and outstanding as of the date hereof, and, (ii) the identity of the persons that are the record owners thereof. Except as set forth on Section 4.3(b) of the Company Disclosure Schedule, the Company does not have any issued and outstanding Equity Securities. All of the outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid and non-assessable, and each Company Option outstanding immediately prior to the Effective Time will be an “in the money” Company Option for purposes of Section 2.5 (i.e., the value of the Aggregate Merger Consideration allocated to each Company Option (determined by reference to, for the avoidance of doubt, the Athena Share Value) is in excess of the exercise (or similar) price applicable to such Company Option).

(c) The Equity Securities of the Company (i) were not issued in violation of the organizational documents of the Company, or in violation of any other Contract to which the Company is party or bound, in each case, in any material respect, (ii) were not issued in violation of any preemptive rights, call option, right of first refusal or first offer, subscription rights, or similar rights of any person, and (iii) have been offered, sold and issued in compliance with applicable Law, including Securities Laws, in each case under clauses (ii) and (iii), in all material respects. Except for the Company Options, Company SAFEs and Company Warrants set forth on Section 4.3(g) of the Company Disclosure Schedule, the Company has no outstanding (x) equity appreciation, phantom equity or profit participation rights or (y) options, restricted stock units, phantom stock, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or other Contracts that could require the Company to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any Equity Securities or securities convertible into or exchangeable for Equity Securities of the Company.

(d) Except as set forth on Section 4.3(d) of the Company Disclosure Schedule, there are no voting trusts, proxies or other Contracts with respect to the voting or transfer of the Company’s Equity Securities between the Company and any other person.

(e) The Company does not own or hold (of record, beneficially, legally or otherwise), directly or indirectly, any Equity Securities in any other person or the right to acquire any such Equity Security, and the Company is not a partner or member of any partnership, limited liability company or joint venture.

(f) Section 4.3(f) of the Company Disclosure Schedule sets forth a list of all Company Change of Control Payments as of the date of this Agreement.

(g) Section 4.3(g) of the Company Disclosure Schedule sets forth a true and complete statement, as of the date hereof, of (x) with respect to each Company Option, (i) the date of grant, (ii) exercise price, (iii) any applicable expiration (or similar) date, (iv) any applicable vesting schedule (including acceleration provisions) and (v) whether such Company Option is an Incentive Stock Option, and (y) with respect to each Company Warrant, the exercise (or similar) price.

(h) The stockholders of the Company collectively own directly and beneficially and of record, all of the equity of the Company (which are represented by the issued and outstanding shares of the Company). Except for the shares of the Company held by the stockholders of the Company, the Company Warrants and the Company SAFEs, no shares or other equity or voting interest of the Company, or options, warrants or other rights to acquire any such shares or other equity or voting interest, of the Company is authorized or issued and outstanding.

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(i) Each offer and sale, redemption, and repurchase of Equity Securities, including all convertible notes, options, warrants and other rights to purchase or acquire Equity Securities, was in compliance with all applicable Laws and exempt from the registration requirements of the Securities Act and other applicable Laws, including any applicable state securities Laws.

Section 4.4 Authority Relative to this Agreement. The Company has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to receiving the Company Stockholder Approval, to consummate the Transactions. The execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Transactions, subject to, in the case of the Merger, the Company Stockholder Approval, which the Written Consent shall satisfy, and the filing and recordation of appropriate merger documents as required by the DGCL. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Athena and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, by general equitable principles (the “Remedies Exceptions”). The Company Board has approved this Agreement and the Transactions, and such approvals are sufficient so that the restrictions on business combinations set forth in Section 203 of the DGCL shall not apply to the Merger, this Agreement, the Stockholder Support Agreement, any Ancillary Agreement or any of the other Transactions. To the knowledge of the Company, no other state takeover statute is applicable to the Merger or the other Transactions.

Section 4.5 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by the Company does not, and subject to receipt of the filing and recordation of appropriate merger documents as required by the DGCL and of the consents, approvals, authorizations or permits, filings and notifications contemplated by Section 4.5(a) of the Company Disclosure Schedule, the performance of this Agreement by the Company will not (i) subject to, in the case of the Merger, the Requisite Approval, conflict with or violate the certificate of incorporation or bylaws or any equivalent organizational documents of the Company or any Company Subsidiary, (ii) subject to, in the case of the Merger, the Requisite Approval, conflict with or violate any statute, law, ordinance, regulation, rule, code, executive order, injunction, judgment, decree or other order, in each case, of any Governmental Authority (“Law”) applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or affected, or (iii) result in any material breach of or constitute a material default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than any Permitted Lien) on any material property or asset of the Company or any Company Subsidiary pursuant to, any Material Contract, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not individually or in the aggregate have or reasonably be expected to have a Company Material Adverse Effect.

(b) The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company will not, require any consent, approval, authorization or permit of, or filing with or notification to, any United States federal, state, county or local or non-United States government, governmental or quasi-governmental, regulatory or administrative authority or office, any political or other subdivision thereof, agency, instrumentality, bureau, authority, body or commission or any court, tribunal, or judicial or arbitral body (each a “Governmental Authority”), except (i) for applicable requirements, if any, of the Exchange Act, state securities or “blue sky” laws (“Blue Sky Laws”) and state takeover laws, the pre-merger notification requirements of the HSR Act, and filing and recordation of appropriate merger documents as required by the DGCL, and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not individually or in the aggregate have or reasonably be expected to have a Company Material Adverse Effect.

Section 4.6 Permits; Compliance. The Company is in possession of all material authorizations, licenses, permits, consents, certificates, approvals and orders of any Governmental Authority necessary for the Company to own, lease and operate its properties or to carry on its business as it is now being conducted (the “Company

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Permits”), except where the failure to have such Company Permits does not constitute a Company Material Adverse Effect. No suspension or cancellation of any of the Company Permits is pending or, to the knowledge of the Company, threatened. To the Company’s knowledge, the Company is not in conflict with, or in default, breach or violation of, (a) any Law applicable to the Company or by which any property or asset of the Company is bound or affected, or (b) any Material Contract or Company Permit, except, in each case, for any such conflicts, defaults, breaches or violations that would not individually or in the aggregate have or reasonably be expected to have a Company Material Adverse Effect.

Section 4.7 Information Privacy and Security Compliance.

(a) Since January 1, 2018, the collection, use, analysis, disclosure, retention, storage, security and dissemination of Personal Information by the Company materially complies with, and has not materially violated, (i) any applicable Contract, (ii) any applicable Law, including Privacy Laws, (iii) any person’s right of publicity, or (iv) any published privacy policy of the Company, then in effect. The Company has posted in accordance with Privacy Laws a privacy policy governing its use of Personal Information on its websites and if required by Contract, on websites it maintains on behalf of customers, and has materially complied at all times with such privacy policy.

(b) Since January 1, 2018, the Company has maintained commercially reasonable security measures to protect the confidentiality, integrity and availability of Personal Information and non-public information in its possession or control.

(c) Since January 1, 2018, to the knowledge of the Company, no person has gained unauthorized access to or made any unauthorized use of any Personal Information or other non-public information maintained by the Company and the Company has not been legally required to provide notice to any individuals, customers, third parties, or any Governmental Authority, nor has the Company provided any such notice relating to any unauthorized access to or use of Personal Information or other non-public information.

(d) To the knowledge of the Company, since January 1, 2018, (i) there have been no material security breaches in the information technology systems used by the Company, and (ii) all Software owned by the Company is free from any material software defect, and does not contain any virus, software routine or hardware component designed to permit unauthorized access or to disable or otherwise harm any computer, systems or software.

(e) To the knowledge of the Company, (i) no member of the Company is under investigation by any Governmental Authority for a violation of any Privacy Laws; (ii) since January 1, 2018, the Company has not received any written notices from the Department of Justice, Federal Trade Commission, or the Attorney General of any state relating to any such violations; and (iii) to the Company’s knowledge, since January 1, 2018, no representative of the Company has acted in a manner that would trigger a notification or reporting requirement under any Contract, or any Privacy Laws related to the collection, use, disclosure, or security of Personal Information.

(f) Since January 1, 2018, the Company has materially complied with all applicable Privacy Laws.

Section 4.8 Financial Statements.

(a) The Company has made available to Athena true and complete copies of the audited or unaudited, as applicable, balance sheets and the related audited or unaudited, as applicable, statements of operations and cash flows (or equivalent financial statements, as applicable) of the Company for the fiscal years ended December 31, 2019 and December 31, 2020 (collectively, the “Prior Financial Statements”), which are attached as Section 4.8(b) of the Company Disclosure Schedule. Each of the Prior Financial Statements (including the notes thereto) (i) except as set forth on Section 4.8(a) of the Company Disclosure Schedule, was prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and (ii) fairly presents, in all material respects, the financial position, results of operations and cash flows of the Company as at the date thereof and for the period indicated therein, except as otherwise noted therein and subject, in the case of unaudited financial statements, to the absence of notes. No financial statements of any person other than the Company are required by GAAP to be included in the consolidated financial statements of the Company.

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(b) The Company has made available to Athena a true and complete copy of the unaudited balance sheet of the Company for the portion of the current fiscal year ended March 31, 2021 (the “2021 Balance Sheet”) and the related statements of operations and cash flows (or equivalent financial statements, as applicable) of the Company for such period then ended (collectively with the 2021 Balance Sheet, the “2021 Unaudited Financial Statements”, which are attached as Section 4.8(b) of the Company Disclosure Schedule (the 2021 Unaudited Financial Statements, collectively with the Prior Financial Statements, the “Financial Statements”). The Financial Statements (i) except as set forth on Section 4.8(b) of the Company Disclosure Schedule, were prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except for the omission of notes and subject to normal, recurring year-end adjustments) and (ii) fairly present, in all material respects, the financial position, results of operations and cash flows of the Company as at the date thereof and for the period indicated therein, except as otherwise noted therein and subject to year-end adjustments and the absence of notes. When delivered by the Company for inclusion in the Proxy Statement or Registration Statement for filing with the SEC following the date of this Agreement in accordance with Section 7.15 of this Agreement, the PCAOB Financial Statements will comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant, in effect as of the respective dates thereof.

(c) Except as and to the extent set forth on the Financial Statements, the Company does not have any liability or obligation of a nature (whether accrued, absolute, contingent or otherwise) required to be reflected on a balance sheet prepared in accordance with GAAP, except for: (i) liabilities that were incurred in the ordinary course of business since the date of the 2021 Balance Sheet, (ii) obligations for future performance under any Contract to which the relevant Company Subsidiary is a party or (iii) liabilities and obligations which would not reasonably be expected to result in a Company Material Adverse Effect.

(d) The Company is in the process of implementing disclosure controls and procedures designed to reasonably ensure that material information relating to the Company is made known to the management of the Company by others within the Company, including (i) any significant deficiencies in the design or operation of internal controls which could adversely affect the ability of the Company to record, process, summarize and report financial data and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the internal controls of the Company. To the knowledge of the Company, such controls and procedures will be sufficient to provide reasonable assurance that (A) transactions are executed in material accordance with management’s general or specific authorizations, (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (C) access to assets is permitted only in accordance with management’s general or specific authorization and (D) the existing assets are appropriately recorded and valued in accordance with GAAP. Since January 1, 2019, the Company has not nor, to the Company’s knowledge, has any director, officer, employee, auditor or accountant, received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or, to the knowledge of the Company, oral, regarding any fraud, whether or not material, that involved the Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company.

(e) To the knowledge of the Company, no employee of the Company has provided or is providing information to any law enforcement agency regarding the commission or possible commission of any crime or the violation or possible violation of any applicable Law. None of the Company, or, to the knowledge of the Company, any officer, employee, contractor, subcontractor or agent of the Company, has discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against an employee of the Company in the terms and conditions of employment because of any act of such employee described in 18 U.S.C. sec. 1514A(a).

(f) All accounts receivable of the Company reflected on the Financial Statements or arising after the date of the 2021 Balance Sheet have arisen from bona fide transactions in the ordinary course of business consistent with past practices and in accordance with GAAP and are collectible, subject to bad debts reserved in the Financial Statements. To the knowledge of the Company, such accounts receivable are not subject to valid defenses, setoffs or counterclaims, other than routine credits granted for orders in ordering, shipping, pricing, discounts, rebates, returns in the ordinary course of business and other similar matters. The Company’s reserve for contractual allowances and doubtful accounts is adequate in all material respects and has been calculated in a manner consistent with GAAP. Since the date of the 2021 Balance Sheet, the Company has not modified or changed in any material respect its sales practices or methods including such practices and methods in accordance with which such Company fills orders or records sales.

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(g) All accounts payable of the Company reflected on the Financial Statements or arising after the date of the 2021 Balance Sheet are the result of bona fide transactions in the ordinary course of business and have been paid or are not yet due or payable. Since the date of the 2021 Balance Sheet, the Company has not altered in any material respects its practices for the payment of such accounts payable, including the timing of such payment.

Section 4.9 Absence of Certain Changes or Events. Since the date of the 2021 Balance Sheet and prior to the date of this Agreement, except as otherwise reflected in the Financial Statements, or as expressly contemplated by this Agreement, (a) the Company has conducted its businesses in all material respects in the ordinary course and in a manner consistent with past practice other than due to any actions taken due to a “shelter-in-place”, “non-essential employee” or similar directive of any Governmental Authority, (b) the Company has not sold, assigned or otherwise transferred any right, title, or interest in or to any of its material assets (including Intellectual Property and Business Systems) other than non-exclusive licenses or assignments or transfers in the ordinary course of business, (c) there has not been any Company Material Adverse Effect, and (d) the Company has not taken any action that, if taken after the date of this Agreement, would constitute a material breach of any of the covenants set forth in Section 6.1.

Section 4.10 Absence of Litigation. As of the date of this Agreement, there is no material litigation, suit, claim, action, proceeding or investigation by or before any Governmental Authority (an “Action”) pending or, to the knowledge of the Company, threatened against the Company or any directors, officers or employees thereof, or any property or asset of the Company, before any Governmental Authority. Neither the Company nor any material property or asset of the Company is, subject to any material continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of the Company, continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority.

Section 4.11 Employee Benefit Plans.

(a) Section 4.11(a) of the Company Disclosure Schedule lists, as of the date of this Agreement, all material Plans; provided, that such list need not include (1) Company Options granted pursuant the form of option agreement made available to Athena, (2) offer letters or employment agreements for at-will employment without an obligation to pay severance or similar benefits that use a form of agreement made available to Athena, (3) individual consulting agreements that may be terminated by the Company by providing fewer than 30 days’ prior notice, or (4) arrangements that are statutorily required, sponsored by a Governmental Authority or not otherwise maintained, sponsored or controlled by the Company. For purposes of this Agreement, “Plans” means employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) and all bonus, stock option, stock purchase, restricted stock, restricted stock unit, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance, gratuity, change in control, employment (except for offer letter agreements establishing employment terminable at-will without advance notice or penalty), severance, provident fund, pension, fringe benefit, sick pay and vacation plans or arrangements or other compensation and employee benefit plans, programs or arrangements, in each case which are maintained, contributed to or sponsored by the Company for the benefit of any current or former employee, officer, director and/or consultant, or under which the Company has or could incur any material liability (contingent or otherwise).

(b) With respect to each Plan, the Company has made available to Athena, if applicable (i) a true and complete copy of the current plan and all amendments thereto and each trust or other funding arrangement, (ii) copies of the most recent summary plan description and any summaries of material modifications thereto, (iii) a copy of the 2019 filed Internal Revenue Service (“IRS”) Form 5500 annual report and accompanying schedules, (iv) copies of the most recently received IRS determination, opinion or advisory letter for each such Plan, and (v) any material non-routine correspondence from any Governmental Authority with respect to any Plan within the past three (3) years. The Company does not have any express commitment to modify, change or terminate any Plan, other than with respect to a modification, change or termination required by ERISA or the Code, or other applicable Law.

(c) None of the Plans is or was within the past six (6) years, nor does the Company nor any of its ERISA Affiliates have any liability or obligation under (i) a multiemployer plan (within the meaning of Section 3(37) or 4001(a)(3) of ERISA), (ii) a single employer pension plan (within the meaning of Section 4001(a)(15) of ERISA)

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subject to Section 412 of the Code and/or Title IV of ERISA, (iii) a multiple employer plan subject to Section 413(c) of the Code. The Company does not have or reasonably expect to have any liability under a multiple employer welfare arrangement under ERISA. None of the Plans that is intended to be qualified under Section 401(a) of the Code has ever held employer securities or employer real property as a plan asset. For purposes of this Agreement, “ERISA Affiliate” shall mean any entity that together with another person would be deemed a “single employer” with such person for purposes of Section 4001(b)(1) of ERISA and/or Sections 414(b), (c) and/or (m) of the Code.

(d) Except as set forth in Section 4.11(d) of the Company Disclosure Schedule, the Company is not, nor will be, obligated, whether under any Plan or otherwise, to pay separation, severance, termination, pay in lieu of notice or similar benefits to any person directly as a result of any Transaction contemplated by this Agreement, nor will any such Transaction accelerate the time of payment or vesting, or increase the amount, of any benefit or other compensation due to any individual.

(e) None of the Plans provides, nor does the Company have any obligation to provide, retiree medical coverage to any current or former employee, officer, director or consultant of the Company after termination of employment or service except as may be required under applicable Laws. The Company does not have any obligation to gross-up or indemnify any individual for any Tax, penalty, or interest.

(f) Each Plan is and has been within the past six (6) years administered in material compliance with its terms and, in all material respects, in compliance with the requirements of all applicable Laws including, without limitation, ERISA and the Code. The Company and its ERISA Affiliates have performed, in all material respects, all obligations required to be performed by them under, are not in any respect in default under or in violation of, and have no knowledge of any default or violation in any material respect by any party to, any Plan that has resulted or is reasonably likely to result in material liability to the Company. No Action is pending or, to the knowledge of the Company, threatened with respect to any Plan (other than claims for benefits in the ordinary course) and, to the knowledge of the Company, no fact or event exists that would reasonably be expected to give rise to any such Action.

(g) Each Plan that is intended to be qualified under Section 401(a) of the Code or Section 401(k) of the Code has (i) timely received a favorable determination letter from the IRS covering all of the provisions applicable to the Plan for which determination letters are currently available that the Plan is so qualified and each trust established in connection with such Plan is exempt from federal income taxation under Section 501(a) of the Code or (ii) with respect to a preapproved or “volume submitter” plan, is entitled to rely on a favorable opinion or advisory letter from the IRS with respect to the underlying preapproved plan, and to the knowledge of Company, no fact or event has occurred since the date of such determination, opinion or advisory letter or letters from the IRS that would reasonably be expected to result in the revocation of the qualified status of any such Plan or the exempt status of any such trust by the IRS.

(h) To the knowledge of the Company, there has not been any non-exempt prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) that is reasonably likely to result in material liability of the Company. There have been no acts or omissions by the Company or any of its ERISA Affiliates that have given or would reasonably be expected to give rise to any material fines, penalties, taxes or related charges on the Company under Sections 502 or 4071 of ERISA or Chapter 43 of the Code.

(i) All contributions, premiums or payments required to be made with respect to any Plan have been timely made to the extent due or properly accrued on the consolidated financial statements of the Company, except as would not result in material liability to the Company. Each Plan required to be funded by applicable Law or the terms of such Plan has been, is and will be materially funded as of the Closing, subject to and to the extent required by applicable Law or the relevant Plan.

(j) The Company and each of its ERISA Affiliates has each complied in all material respects with the applicable notice and continuation coverage requirements, and all other requirements, of Section 4980B of the Code and Parts 6 and 7 of Title I of ERISA, and the regulations thereunder, with respect to each Plan that is, or was during any taxable year for which the statute of limitations on the assessment of federal income taxes remains open, by consent or otherwise, a group health plan within the meaning of Section 5000(b)(1) of the Code.

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(k) The Company and each Plan that is a “group health plan” as defined in Section 733(a)(1) of ERISA (each, a “Health Plan”) is and has been in compliance, in all material respects, with the applicable provisions of the Patient Protection and Affordable Care Act of 2010, as amended (“PPACA”), and no event has occurred, and no condition or circumstance exists that would reasonably be expected to subject the Company, any ERISA Affiliate or any Health Plan to any material liability for penalties or excise taxes under Code Section 4980D or 4980H or any other provision of the PPACA.

(l) Each Plan that constitutes a nonqualified deferred compensation plan subject to Section 409A of the Code has been documented, administered and operated, in all material respects, in good faith compliance with the provisions of Section 409A of the Code and the Treasury Regulations thereunder, and no additional Tax under Section 409A(a)(1)(B) of the Code has been or would reasonably be expected to be incurred by a participant in any such Plan.

(m) None of the Company or any affiliate of the Company has made any payments, or is obligated to make any payments or is a party to any plan or Contract that would reasonably be expected to obligate it to make any payments that would not be deductible under Section 280G of the Code or result in the payment of an excise tax by any person under Section 4999 of the Code.

Section 4.12 Labor and Employment Matters.

(a) Section 4.12(a) of the Company Disclosure Schedule sets forth a true, correct and complete list of all employees of the Company as of the date hereof, including any employee who is on a leave of absence of any nature, authorized or unauthorized, and sets forth for each such individual the following: (i) title or position (including whether full or part time); (ii) location and employing entity; (iii) hire date; (iv) exemption treatment by the Company under applicable wage and hour Laws; (v) current annual base compensation rate (or, for hourly employees, the applicable hourly compensation rate); (vi) 2021 target commission, bonus or other incentive based compensation; and (vii) accrued paid time off. Except as set forth on Section 4.12(a) of the Company Disclosure Schedule, as of the date hereof, all compensation, including wages, commissions and bonuses and any termination indemnities, due and payable to all current and former employees of the Company for services performed on or prior to the date hereof have been paid in full (or accrued in full in the Company’s financial statements).

(b) (i) As of the date of this Agreement, there are no Actions pending or, to the knowledge of the Company, threatened against the Company by any of its current or former employees, which Actions would be material to the Company, taken as a whole; (ii) the Company is not, nor has it been since January 1, 2018, a party to, bound by, or negotiating any collective bargaining agreement or other Contract with a union, works council or labor organization applicable to persons employed by the Company, nor, to the knowledge of the Company, are there any activities or proceedings of any labor union to organize any such employees; (iii) there are no unfair labor practice complaints pending against the Company before the National Labor Relations Board or similar state or foreign labor relations agency; and (iv) since January 1, 2018, the Company has not received any threat of any strike, slowdown, work stoppage, lockout, concerted refusal to work overtime or other similar labor disruption or dispute with respect to the Company.

(c) The Company is and for the past three (3) years has been in compliance in all material respects with all applicable Laws and Contracts relating to the employment, employment practices, employment discrimination, harassment and retaliation, terms and conditions of employment, mass layoffs and plant closings including the Worker Adjustment and Retraining Notification Act of 1988, as amended (the “WARN Act”), or any similar state or local Laws, immigration, meal and rest breaks, pay equity, affirmative action obligations, workers’ compensation, family and medical leave, sick leave, occupational safety and health requirements (including any federal, state, local or foreign Laws and orders by Governmental Authorities related to COVID-19), and all Laws related to wages, hours, collective bargaining and the payment and withholding of taxes and other sums and social contributions as required by the appropriate Governmental Authority and is not liable in any material amount for any arrears of wages, taxes, social contributions, penalties or other sums for failure to comply with any of the foregoing. Except as would not result in material liability for the Company, (i) all current and former employees of the Company are properly classified as exempt or non-exempt under the Fair Labor Standards Act and applicable state and foreign wage and hour Laws; and (ii) all current and former independent contractors and temporary workers

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of the Company are properly classified under applicable Law. Within the past three (3) years, there have been no misclassification claims filed or, to the knowledge of the Company, threatened against the Company by any current or former employees, independent contractors or temporary workers or by any Governmental Authority.

(d) (i) The Company has, since March 31, 2020, complied in all material respects and are in compliance in all material respects with, have not materially violated, and are not in material violation of, and have not received any notices of material non-compliance or violation or alleged material non-compliance or violation with respect to, any Law relating or pertaining to COVID-19 pertaining to employees of the Company. The Company has delivered to Athena accurate and complete copies of all (1) material workplace communications from the Company to employees regarding actions or changes in workplace schedules, employee travel, remote work practices, onsite meetings, or other changes that have been implemented in response to COVID-19; (2) contingency plans for workplace cessation in light of COVID-19; and (3) policies implemented in relation to COVID-19.

(e) There has been and will be no layoff, plant closing, termination, redundancy or any other forms of employment losses in the six-month period prior to Closing that would trigger the obligations of the Company under the WARN Act or similar state, local or foreign Laws.

Section 4.13 Real Property; Title to Assets.

(a) The Company and the Company Subsidiaries do not hold any Owned Real Property.

(b) Section 4.13(b) of the Company Disclosure Schedule lists the street address of each parcel of Leased Real Property, and sets forth a list of each lease, sublease, and license pursuant to which the Company leases, subleases or licenses any real property (each, a “Lease”), with the name of the lessor and the date of the Lease in connection therewith and each material amendment to any of the foregoing (collectively, the “Lease Documents”). True, correct and complete copies of all Lease Documents have been made available to Athena. Except as otherwise set forth in Section 4.13(b) of the Company Disclosure Schedule, (i) there are no leases, subleases, concessions or other Contracts granting to, and the Company is not a party to any lease, sublease, concession or other Contract granting to the Company, the right to use or occupy any real property, and (ii) all such Leases are in full force and effect, are valid and enforceable in accordance with their respective terms, subject to the Remedies Exceptions, and there is not, under any of such Leases, any existing default or event of default (or event which, with notice or lapse of time, or both, would constitute a default) by the Company or, to the Company’s knowledge, by the other party(ies) to such Leases, except as would not, individually or in the aggregate, be material to the Company. The Company has not leased, subleased, sublicensed or otherwise granted to any person any right to use, occupy or possess any portion of the Leased Real Property or any portion of the Owned Real Property.

(c) There are no Contractual or legal restrictions that preclude or restrict the ability of the Company to use any Owned Real Property or Leased Real Property by such party for the purposes for which it is currently being used, except as would not, individually or in the aggregate, be material to the Company. There are no latent defects or adverse physical conditions affecting the Owned Real Property or Leased Real Property, and improvements thereon, other than those that would not have a Company Material Adverse Effect.

(d) The Company has legal and valid title to, or, in the case of Leased Real Property and assets, valid leasehold or subleasehold interests in, all of its properties and assets, tangible and intangible, real, personal and mixed, used or held for use in its business, free and clear of all Liens other than Permitted Liens, except as would not, individually or in the aggregate, be material to the Company.

Section 4.14 Intellectual Property.

(a) Section 4.14(a) of the Company Disclosure Schedule contains a true, correct and complete list of all of the following: (i) Registered Company IP (showing in each, as applicable, the filing date, date of issuance, expiration date and registration or application number, and registrar); (ii) Company Software owned by the Company material to the Company Business; and (iii) all Contracts to use any Company-Licensed IP that are material to the Company Business, including each Contract for Intellectual Property rights incorporated in or necessary for any Products (other than commercially available, “off-the-shelf” Software or software—as-a-service services). To the Company’s knowledge, the Company IP constitutes all Intellectual Property rights necessary for the conduct of the Company Business.

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(b) The Company solely and exclusively owns and possesses, free and clear of all Liens (other than Permitted Liens), all right, title and interest in and to all Company-Owned IP. The Company has the right to use pursuant to a valid and enforceable written license, all material Company-Licensed IP. The consummation of the transactions contemplated hereby will not result in the loss or impairment of the Company’s ownership of any Company-Owned IP or use of material Company IP. Immediately subsequent to the Closing, all material Company-Licensed IP shall be available for use by the Company on terms and conditions identical to those under which it uses the Company-Licensed IP immediately prior to the Closing, without payment of additional fees. All Company-Owned IP is subsisting and, to the Company’s knowledge, valid and enforceable. All Registered Company IP is currently in compliance with all applicable legal requirements. No loss or expiration of any of the Company-Owned IP, or to the Company’s knowledge, any of the Company-Licensed IP, is threatened, or pending, in writing.

(c) Since January 1, 2018, the Company has taken and take reasonable actions to maintain, protect and enforce Intellectual Property rights, including the secrecy, confidentiality and value of its trade secrets, Personal Information and other Confidential Information. The Company has not disclosed any trade secrets, Personal Information or other Confidential Information that is material to the business of the Company to any other person other than pursuant to a written confidentiality agreement under which such other person agrees to maintain the confidentiality and protect such trade secrets, Personal Information and Confidential Information.

(d) (i) Since January 1, 2018, there have been no Actions filed and served, or threatened in writing (including email), against the Company in any forum, by any person (A) contesting the validity, use, ownership, enforceability, patentability or registrability of any of the Company IP, or (B) alleging any infringement, violation or misappropriation of, or other conflict with, any Intellectual Property rights of other persons (including any demands or unsolicited offers to license any Intellectual Property rights from any other person); (ii) since January 1, 2018, the operation of the Company Business (including the use, development, manufacture, marketing, license, sale, distribution or furnishing of any Products) to the Company’s knowledge, has not and does not infringe, misappropriate or violate, any Intellectual Property rights of other persons or constitute, unfair competition or trade practices under the Laws of any applicable jurisdiction; (iii) since January 1, 2018, to the Company’s knowledge, no other person, including any employee or former employee of Company has infringed, misappropriated or violated any of the Company-Owned IP; (iv) none of the Company-Owned IP or Products is subject to any proceeding, or outstanding order, agreement, settlement or stipulation restricting in any manner the use, enforcement, development, manufacture, marketing, licensing, sale, distribution, furnishing or disposition by the Company of any Company-Owned IP, or any Product, and (v) since January 1, 2016, the Company has not received any formal written opinions of counsel regarding any of the foregoing.

(e) All persons who have contributed, developed or conceived (each, a “Contributor”) any material Intellectual Property (i) for or on behalf of Company, or (ii) in the course of and related to his, her or its relationship with the Company (in each case a “Contribution”) have executed valid, written agreements with the Company pursuant to which such persons have irrevocably assigned to the Company all of their entire right, title, and interest in and to any Contribution, without further future consideration or any restrictions or obligations whatsoever, including on the use or other disposition or ownership of such Intellectual Property. All such assignments are enforceable and fully effective to vest sole and exclusive ownership of any and all Contributions in the Company, and were made in compliance with all requirements of applicable Law, including if required, a timely agreement formalizing such transfer, payment of remuneration, and registration with the applicable Governmental Authority. No current or former employee, consultant or independent contractor of the Company: (A) to the Company’s knowledge, is in violation of any term or covenant of any agreement with any other person by virtue of such employee, consultant or independent contractor being employed by, or performing services for, the Company, or is using trade secrets or proprietary information of others without permission; (B) has any right, license, claim or interest whatsoever in or with respect to any Company-Owned IP, or (C) to the Company’s knowledge, has developed any Intellectual Property for the Company that is subject to any agreement under which such employee, consultant or independent contractor has assigned or otherwise granted to any third party any rights in or to such Intellectual Property.

(f) The Company is not or, to the Company’s knowledge, is any other person in material breach or in material default of any agreement specified in Sections 4.14(a)(iii), 4.14(e) or 4.14(k) of the Company Disclosure Schedule.

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(g) To the knowledge of the Company, all use and distribution of Open Source Materials by or through the Company is in material compliance with all Open Source Licenses applicable thereto, including all copyright notice and attribution requirements. The Company has not incorporated any Copyleft Materials into any Company Software or otherwise used any Copyleft Materials, in each case, in a manner that requires the Company Software or Company-Licensed IP, any portion thereof, or any Company IP, to be subject to Copyleft Licenses.

(h) The Company owns, leases, licenses, or otherwise has the legal right to use all Business Systems, and such Business Systems are sufficient in all material respects for the current needs of the Company Business. Since January 1, 2018, there has not been any material failure with respect to any of the Business Systems that has not been remedied.

(i) [reserved].

(j) [reserved].

(k) [reserved].

(l) Other than as set forth in Section 4.14(l) of the Disclosure Schedules, no funding and no personnel, facilities or other resources of any Governmental Authority, university, college, other similar institution, or research center were used in the development of any Company-Owned IP, nor does any such person (other than as a customer) have any rights, title or interest in or to any Company-Owned IP.

(m) The Company is not, nor has it ever been, a member or promoter of, or contributor to, any industry standards body or similar standard setting organization that could require or obligate the Company to grant or offer to any other person any license or right to any Company-Owned IP.

(n) No person or entity other than the Company, a Company Subsidiary, or a Contributor, has or has had possession of any source code for any Company Software and the consummation of the transactions contemplated herein will not result in the release of any source code for any Company Software or any other proprietary Company-Owned IP.

Section 4.15 Taxes.

(a) The Company and each Company Subsidiary: (i) has duly and timely filed (taking into account any extension of time within which to file) all material Tax Returns required to be filed by any of them as of the date hereof and all such filed Tax Returns are complete and accurate in all material respects; (ii) have timely paid all material Taxes, whether or not shown as due on such filed Tax Returns, except with respect to Taxes that are being contested in good faith and are disclosed in Section 4.15(a) of the Company Disclosure Schedule; (iii) with respect to all material Tax Returns filed by or with respect to the Company or any Company Subsidiary, has not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency; (iv) does not have any deficiency, assessment, claim, audit, examination, investigation, litigation or other proceeding in respect of material Taxes or material Tax matters pending or proposed or threatened in writing, for a Tax period for which the statute of limitations for assessments remains open; and (v) has provided adequate reserves in accordance with GAAP in the most recent consolidated financial statements of the Company and the Company Subsidiaries, for any material Taxes of the Company and the Company Subsidiaries that have not been paid, whether or not shown as being due on any Tax Return.

(b) Neither the Company nor any Company Subsidiary is a party to, or bound by or have an obligation under any Tax sharing agreement, Tax indemnification agreement, Tax allocation agreement or similar Contract or arrangement or has a potential liability or obligation to any person as a result of or pursuant to any such Contract, arrangement or commitment other than a Contract, arrangement or commitment entered into in the ordinary course of business the primary purpose of which does not relate to Taxes.

(c) Neither the Company nor any Company Subsidiary will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date under Section 481(c) of the Code (or any corresponding or similar provision of state, local or foreign income Tax law); (ii) “closing agreement” as described in Section 7121 of the Code (or any

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corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date; (iii) installment sale or open transaction disposition made on or prior to the Closing Date; (iv) intercompany transaction or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) entered into or created on or prior to the Closing Date; or (v) prepaid amount received or deferred revenue accrued on or prior to the Closing Date outside the ordinary course of business.

(d) The Company and each Company Subsidiary has withheld and paid to the appropriate Tax authority all material Taxes required to have been withheld and paid in connection with amounts, or benefits under any Plan, paid or owing to any current or former employee, independent contractor, creditor, shareholder or other third party and has complied in all material respects with information reporting requirements related thereto.

(e) Neither the Company nor any Company Subsidiary has been a member of an affiliated group filing a consolidated, combined or unitary U.S. federal, state, local or foreign income Tax Return (other than a group of which the Company was the common parent).

(f) Neither the Company nor any Company Subsidiary has had any material liability for the Taxes of any person (other than the Company) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by Contract (but excluding Contracts the primary purpose of which do not relate to taxes), or otherwise.

(g) Neither the Company nor any Company Subsidiary (i) has any request for a ruling in respect of Taxes pending between the Company or any Company Subsidiary and any Tax authority; or (ii) has entered into any closing agreement, private letter ruling technical advice memoranda or similar agreements with any Tax authority.

(h) The Company and each Company Subsidiary has made available to Athena true, correct and complete copies of the U.S. federal income Tax Returns filed by the Company and each Company Subsidiary for tax years 2017, 2018 and 2019.

(i) Neither the Company nor any Company Subsidiary has in any year for which the applicable statute of limitations remains open distributed stock of another person, or has had its stock distributed by another person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(j) Neither the Company nor any Company Subsidiary has engaged in or entered into a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(k) Neither the IRS nor any other United States or non-United States taxing authorities or agencies have asserted in writing, or, to the knowledge of the Company, has threatened to assert against the Company or any Company Subsidiary any deficiency or claim for any Taxes or interest thereon or penalties in connection therewith.

(l) There are no Tax liens upon any assets of the Company or any Company Subsidiary except for Permitted Liens.

(m) Neither the Company nor any Company Subsidiary has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code. Neither the Company nor any Company Subsidiary has received written notice from a non-United States taxing authority that it has a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized.

(n) Neither the Company nor any Company Subsidiary has taken or agreed to take any action, and is not aware of any facts or circumstances, in each case, that would prevent or impede, or would reasonably be likely to prevent or impede, the transactions set forth herein, from qualifying for the Intended Tax Treatment.

(o) The Company has been classified as a subchapter C corporation for U.S. federal income tax purposes since its date of formation. Each Company Subsidiary has been classified as a disregarded entity for U.S. federal income tax purposes since their respective formation dates.

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(p) As used in this Agreement, (i) the term “Tax” (including, with correlative meaning, the term “Taxes”) includes all federal, state, local and foreign income, profits, franchise, gross receipts, environmental, capital stock, severances, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, social insurance, customs, duties, tariffs, occupancy and other fees, assessments or governmental charges of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, and (ii) the term “Tax Return” includes all returns and reports (including customs entries and summaries, elections, declarations, disclosures, schedules, estimates and information returns, as well as attachments thereto and amendments thereof) supplied or required to be supplied to a Tax authority relating to Taxes.

Section 4.16 Environmental Matters. (a) The Company has not materially violated nor is it in material violation of applicable Environmental Law; (b) none of the properties currently or formerly owned, leased or operated by the Company (including, without limitation, soils and surface and ground waters) are contaminated with any Hazardous Substance; (c) the Company is not, in any material respect, actually, potentially or allegedly liable pursuant to applicable Environmental Laws for any off-site contamination by Hazardous Substances; (d) the Company has all material permits, licenses and other authorizations required of the Company under applicable Environmental Law (“Environmental Permits”); (e) to the Company’s knowledge, the Company is not the subject of any claims, actions or suits relating to Hazardous Substances or arising under Environmental Laws, and there are no facts or circumstances that would be reasonably expected to result in any future claims, liabilities or actions, and (f) the Company is in material compliance with its Environmental Permits.

Section 4.17 Material Contracts.

(a) Section 4.17(a) of the Company Disclosure Schedule lists, as of the date of this Agreement, the following types of Contracts to which the Company is a party (such Contracts as are required to be set forth in Section 4.17(a) of the Company Disclosure Schedule along with any Plan listed on Section 4.11(a) of the Company Disclosure Schedule being the “Material Contracts”):

(i) each Contract with consideration paid or payable to the Company of more than $100,000, in the aggregate, during the calendar year 2020;

(ii) each Contract with suppliers to the Company for expenditures paid or payable by the Company of more than $100,000, in the aggregate, during the calendar year 2020;

(iii) all broker, distributor, dealer, manufacturer’s representative, franchise, agency, sales promotion, market research, marketing consulting and advertising Contracts to which the Company is a party require annual payments of $100,000 or more by the Company;

(iv) all management and employment Contracts (excluding at-will Contracts for employment that do not contain any severance, notice or change of control provisions) and all Contracts with natural person consultants and independent contractors that cannot be terminated with less than 30 days’ prior notice, in either case to which the Company is a party;

(v) all Contracts evidencing indebtedness for borrowed money in an amount greater than $25,000, and any pledge agreements, security agreements or other collateral agreements in which the Company granted to any person a security interest in or lien on any of the property or assets of the Company;

(vi) all partnership Contracts, joint venture or other similar Contracts;

(vii) all Contracts with any Governmental Authority to which the Company is a party, other than any Company Permits;

(viii) all Contracts that materially limit, or purport to limit, the ability of the Company to compete in any line of business or with any person or entity or in any geographic area or during any period of time, excluding customary confidentiality agreements and agreements that contain customary confidentiality clauses;

(ix) all Contracts that result in any person or entity holding a power of attorney from the Company that relates to the Company or its businesses;

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(x) all leases or master leases of personal property reasonably likely to result in annual payments of $100,000 or more in a 12-month period;

(xi) all Contracts involving use of any Company-Licensed IP required to be listed in Section 4.14(a) of the Company Disclosure Schedule;

(xii) Contracts which involve the license or grant of rights to Company-Owned IP by the Company, but excluding any nonexclusive licenses (or sublicenses) of Company-Owned IP granted to customers, distributors or resellers, or Contributors in the ordinary course of business; and

(xiii) all agreements or instruments guarantying the debts or other obligations of any person.

(b) (i) each Material Contract is a legal, valid and binding obligation of the Company or the Company Subsidiaries and, to the knowledge of the Company, the other parties thereto, and the Company is not in breach or violation of, or default under, any Material Contract nor has any Material Contract been canceled by the other party; (ii) to the Company’s knowledge, no other party is in breach or violation of, or default under, any Material Contract; and (iii) the Company has not received any written, or to the knowledge of the Company, oral claim of default under any such Material Contract. The Company has furnished or made available to Athena true and complete copies of all Material Contracts, including amendments thereto that are material in nature.

Section 4.18 International Trade Laws.

(a) The Company is in compliance in all respects with all International Trade Laws applicable to it, except where the failure to be in compliance does not constitute a Company Material Adverse Effect. Without limiting the foregoing: (i) the Company has obtained all export and import licenses and other approvals required for their respective imports and exports of products, software and technologies required by any International Trade Law, and all such approvals and licenses are in full force and effect; (ii) the Company is in compliance with the terms of such applicable export and import licenses or other approvals; (iii) there are no claims pending or threatened in writing against the Company with respect to such export and import licenses or other approvals, except with respect to clauses (i), (ii) and (iii) does not constitute a Company Material Adverse Effect; and (iv) the Company has processes in place to ensure that any imported merchandise into the United States is properly declared, marked and labeled in accordance with all U.S. Laws at the time of importation.

(b) Except as would not constitute a Company Material Adverse Effect, neither the Company nor any director of or officer of any of the Company, or, to the Company’s actual or constructive knowledge (as defined in the relevant International Trade Laws), any other representative or agent acting on behalf of the Company is currently identified on the Specially Designated Nationals List or otherwise currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”). The Company has not, directly or indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any joint venture partner or other person in connection with any sales or operations in violation of U.S. sanctions administered by OFAC or for the purpose of unlawfully financing the activities of any person currently subject to, or otherwise in violation of, any U.S. sanctions administered by OFAC in the last five years.

Section 4.19 Insurance.

(a) Section 4.19(a) of the Company Disclosure Schedule sets forth, with respect to each material insurance policy under which the Company is an insured, a named insured or otherwise the principal beneficiary of coverage as of the date of this Agreement (i) the names of the insurer, the principal insured and each named insured that is the Company, (ii) the policy number, (iii) the period, scope and amount of coverage and (iv) the premium most recently charged.

(b) With respect to each such insurance policy: (i) the policy is legal, valid, binding and enforceable in accordance with its terms and, except for policies that have expired under their terms in the ordinary course, is in full force and effect and all premiums thereto have been paid; (ii) the Company is not in breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice), and

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to the knowledge of the Company, no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification, under the policy; and (iii) to the knowledge of the Company, no insurer on the policy has been declared insolvent or placed in receivership, conservatorship or liquidation.

Section 4.20 Board Approval; Vote Required. The Company Board, by resolutions duly adopted by unanimous vote of those voting at a meeting duly called and held and not subsequently rescinded or modified in any way, or by unanimous written consent, has duly (a) determined that this Agreement and the Merger are fair to and in the best interests of the Company and its stockholders, (b) approved this Agreement and the Merger and declared their advisability, and (c) recommended that the stockholders of the Company approve and adopt this Agreement and approve the Merger and directed that this Agreement and the Transactions (including the Merger) be submitted for consideration by the Company’s stockholders. The Requisite Approval (the “Company Stockholder Approval”) are the only votes of the holders of any class or series of capital stock of the Company necessary to adopt this Agreement and approve the Transactions. The Written Consent, if executed and delivered, would qualify as the Company Stockholder Approval and no additional approval or vote from any holders of any class or series of capital stock of the Company would then be necessary to adopt this Agreement and approve the Transactions.

Section 4.21 Certain Business Practices. Since January 1, 2018, none of the Company, or, to the Company’s knowledge, any directors or officers, agents or employees of the Company or the Company’s predecessors has: (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity; (b) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended; or (c) made any other payment in violation of applicable anti-bribery or Anticorruption Laws. The Company has adopted and maintain adequate policies, procedures, and controls to ensure that the Company has complied and are in compliance with all applicable anti-bribery or Anticorruption Laws. The Company has at all times maintained accounting and financial controls adequate to ensure that: (i) all payments and activities have been accurately recorded in the books, records and accounts of the Company; (ii) there have been no false, inaccurate, misleading, or incomplete entries made in the Company’s books, records and accounts; and (iii) the Company has not established or maintained any secret or unrecorded funds or accounts. The books, records, and accounts of the Company accurately reflect in reasonable detail the character and amount of all transactions, and the Company has not had or maintained any bank or other financial account that is not or was not accurately disclosed in their books, records, and accounts.

Section 4.22 Interested Party Transactions. Except as set forth on Section 4.22 of the Company Disclosure Schedule, the employment relationships and the payment of compensation, benefits and expense reimbursements and advances in the ordinary course of business, no director, officer, 10% or greater equityholder or other affiliate of the Company, to the Company’s knowledge, has or has had, directly or indirectly: (a) an economic interest in any person that has furnished or sold, or furnishes or sells, services or Products that the Company furnishes or sells, or proposes to furnish or sell; (b) an economic interest in any person that purchases from or sells or furnishes to, the Company, any goods or services; (c) a beneficial interest in any Contract disclosed in Section 4.17(a) of the Company Disclosure Schedule; or (d) any Contractual or other arrangement with the Company or any Company Subsidiary, other than customary indemnity arrangements; provided, however, that ownership of no more than five percent (5%) of the outstanding voting stock of a publicly traded corporation shall not be deemed an “economic interest in any person” for purposes of this Section 4.22. The Company has not, since January 1, 2018, (i) extended or maintained credit, arranged for the extension of credit or renewed an extension of credit in the form of a personal loan to or for any director or executive officer (or equivalent thereof) of the Company, or (ii) materially modified any term of any such extension or maintenance of credit.

Section 4.23 Exchange Act; Investment Company Act. The Company is not currently (nor has it previously been) subject to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company is not an “investment company” or a person directly or indirectly “controlled” by or acting on behalf of an “investment company”, in each case within the meaning of the Investment Company Act.

Section 4.24 Brokers. Except for Barclays, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company.

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Section 4.25 Exclusivity of Representations and Warranties. Except as otherwise expressly provided in this Article IV (as modified by the Company Disclosure Schedule), the Company hereby expressly disclaims and negates, any other express or implied representation or warranty whatsoever (whether at Law or in equity) with respect to the Company, its affiliates, and any matter relating to any of them, including their affairs, the condition, value or quality of the assets, liabilities, financial condition or results of operations, or with respect to the accuracy or completeness of any other information made available to Athena, its affiliates or any of their respective Representatives by, or on behalf of, Company, and any such representations or warranties are expressly disclaimed. Without limiting the generality of the foregoing, except as expressly set forth in this Agreement, neither Company nor any other person on behalf of Company has made or makes, any representation or warranty, whether express or implied, with respect to any projections, forecasts, estimates or budgets made available to Athena, its affiliates or any of their respective Representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Company (including the reasonableness of the assumptions underlying any of the foregoing), whether or not included in any management presentation or in any other information made available to Athena, its affiliates or any of their respective Representatives or any other person, and that any such representations or warranties are expressly disclaimed.

Article V
REPRESENTATIONS AND WARRANTIES OF ATHENA AND MERGER SUB

Except as set forth Athena’s disclosure schedule delivered by Athena in connection with this Agreement (the “Athena Disclosure Schedule”), in the Athena SEC Reports (to the extent the qualifying nature of such disclosure is readily apparent from the content of such Athena SEC Reports, but excluding disclosures referred to in “Forward-Looking Statements”, “Risk Factors” and any other disclosures therein to the extent they are of a predictive or cautionary nature or related to forward-looking statements) (it being acknowledged that nothing disclosed in such a SEC Report will be deemed to modify or qualify the representations and warranties set forth in Section 5.1 (Corporate Organization), Section 5.3 (Capitalization), Section 5.4 (Authority Relative to This Agreement), Section 5.14 (Athena Trust Fund) and Section 5.16 (Taxes), Athena hereby represents and warrants to the Company as follows:

Section 5.1 Corporate Organization.

(a) Each of Athena and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted.

(b) Merger Sub is the only subsidiary of Athena. All Equity Securities of Merger Sub are held directly by Athena. Except for Merger Sub, Athena does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, joint venture or business association or other person.

Section 5.2 Certificate of Incorporation and Bylaws

. Each of Athena and Merger Sub has heretofore furnished to the Company true, complete and correct copies of the Athena Organizational Documents and the Merger Sub Organizational Documents. The Athena Organizational Documents and the Merger Sub Organizational Documents are in full force and effect. Neither Athena nor Merger Sub is in violation of any of the provisions of the Athena Organizational Documents and the Merger Sub Organizational Documents, respectively.

Section 5.3 Capitalization.

(a) The authorized capital stock of Athena, each with a par value $0.0001 per share, consists of (i) three hundred million (300,000,000) shares of Class A common stock, (ii) twenty million (20,000,000) shares of Class B common stock, and (iii) one million (1,000,000) shares of preferred stock (“Athena Preferred Stock”). Section 5.3(a) of the Athena Disclosure Schedule sets forth a true and complete statement, as of the date hereof, of the number and class or series (as applicable) of all of the Equity Securities of the Athena issued and outstanding. As of the date of this Agreement, there are no shares of Athena Preferred Stock issued and outstanding. Each Athena Warrant is exercisable for one share of Athena Common Stock at an exercise price of $11.50.

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(b) As of the date of this Agreement, the authorized capital stock of Merger Sub consists of ten thousand (10,000) shares of common stock, par value $0.0001 per share (the “Merger Sub Common Stock”). As of the date hereof, ten thousand (10,000) shares of Merger Sub Common Stock are issued and outstanding. All outstanding shares of Merger Sub Common Stock have been duly authorized, validly issued, fully paid and are non-assessable and are not subject to preemptive rights, and are held by Athena free and clear of all Liens, other than transfer restrictions under applicable securities laws and the Merger Sub Organizational Documents.

(c) All outstanding Athena Units, shares of Athena Common Stock, and Athena Warrants have been issued and granted in compliance with all applicable securities laws and other applicable Laws and were issued free and clear of all Liens other than transfer restrictions under applicable securities laws and the Athena Organizational Documents.

(d) The Per Share Merger Consideration being delivered by Athena hereunder shall be duly and validly issued, fully paid and nonassessable, and each such share or other security shall be issued free and clear of preemptive rights , purchase options, call options, right of first refusal, subscription right, all Liens or any similar right under any provision of applicable Law, Athena Organizational Documents or any Contract to which Athena is a party or otherwise bound. The Per Share Merger Consideration will be issued in compliance with all applicable securities Laws and other applicable Laws and without contravention of any other person’s rights therein or with respect thereto.

(e) Except for securities issued by Athena as permitted by this Agreement, the Athena Units and the Athena Warrants, Athena has not issued any options, warrants, preemptive rights, calls, convertible securities or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of Athena or obligating Athena to issue or sell any shares of capital stock of, or other equity interests in, Athena. All shares of Athena Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable. Neither Athena nor any subsidiary of Athena is a party to, or otherwise bound by, and neither Athena nor any subsidiary of Athena has granted, any equity appreciation rights, participations, phantom equity or similar rights. Other than the lock-up and registration rights disclosed in the Athena SEC Reports, Athena is not a party to any voting trusts, voting agreements, proxies, shareholder agreements or other agreements with respect to the voting or transfer of Athena Common Stock or any of the equity interests or other securities of Athena or any of its subsidiaries. Other than as set forth in the Athena Organizational Documents and the Athena SEC Reports, there are no outstanding Contractual obligations of Athena to repurchase, redeem or otherwise acquire any shares of Athena Common Stock. There are no outstanding Contractual obligations of Athena to make any investment (in the form of a loan, capital contribution or otherwise) in, any person.

Section 5.4 Authority Relative to This Agreement. Each of Athena and Merger Sub have all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution and delivery of this Agreement by each of Athena and Merger Sub and the consummation by each of Athena and Merger Sub of the Transactions, have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Athena or Merger Sub are necessary to authorize this Agreement or to consummate the Transactions (other than (a) with respect to the Merger, the approval and adoption of this Agreement by the holders of a majority of the then-outstanding shares of Athena Common Stock and by the holders of a majority of the then-outstanding shares of Merger Sub Common Stock, and the filing and recordation of appropriate merger documents as required by the DGCL, and (b) with respect to the issuance of Athena Common Stock and the amendment and restatement of the A&R Athena Certificate of Incorporation pursuant to this Agreement, the approval of a majority of the then-outstanding shares of Athena Common Stock). This Agreement has been duly and validly executed and delivered by Athena and Merger Sub and, assuming due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of Athena and Merger Sub, enforceable against Athena and Merger Sub in accordance with its terms subject to the Remedies Exceptions.

Section 5.5 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by each of Athena and Merger Sub do not, and the performance of this Agreement by each of Athena and Merger Sub will not, (i) conflict with or violate the Athena Organizational Documents or the Merger Sub Organizational Documents, (ii) assuming that all consents, approvals,

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authorizations and other actions described in Section 5.5(b) have been obtained and all filings and obligations described in Section 5.5(b) have been made, conflict with or violate any Law, rule, regulation, order, judgment or decree applicable to each of Athena or Merger Sub or by which any of their property or assets is bound or affected, or (iii) result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of each of Athena or Merger Sub pursuant to, any note, bond, mortgage, indenture, Contract lease, license, permit, franchise or other instrument or obligation to which each of Athena or Merger Sub is a party or by which each of Athena or Merger Sub or any of their property or assets is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which individually or in the aggregate would not have or reasonably be expected to have a Athena Material Adverse Effect.

(b) The execution and delivery of this Agreement by each of Athena and Merger Sub do not, and the performance of this Agreement by each of Athena and Merger Sub will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) for applicable requirements, if any, of the Exchange Act, Blue Sky Laws and Takeover Laws, the pre-merger notification requirements of the HSR Act, and filing and recordation of appropriate merger documents as required by the DGCL and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent Athena or Merger Sub from performing its material obligations under this Agreement.

Section 5.6 Compliance. Neither Athena nor Merger Sub is or has been in conflict with, or in default, breach or violation of, (a) any Law applicable to Athena or Merger Sub or by which any property or asset of Athena or Merger Sub is bound or affected, or (b) any note, bond, mortgage, indenture, Contract lease, license, permit, franchise or other instrument or obligation to which Athena or Merger Sub is a party or by which Athena or Merger Sub or any property or asset of Athena or Merger Sub is bound, except, in each case, for any such conflicts, defaults, breaches or violations that would not have or reasonably be expected to have a Athena Material Adverse Effect. Each of Athena and Merger Sub is in possession of all material franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority necessary for Athena or Merger Sub to own, lease and operate its properties or to carry on its business as it is now being conducted.

Section 5.7 SEC Filings; Financial Statements; Sarbanes-Oxley.

(a) Athena has filed all forms, reports, schedules, statements and other documents, including any exhibits thereto, required to be filed by it with the Securities and Exchange Commission (the “SEC”) since March 19, 2021, together with any amendments, restatements or supplements thereto (collectively, the “Athena SEC Reports”). Athena has heretofore furnished to the Company true and correct copies of all amendments and modifications that have not been filed by Athena with the SEC to all agreements, documents and other instruments that previously had been filed by Athena with the SEC and are currently in effect. As of their respective dates, the Athena SEC Reports (i) complied in all material respects with the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Exchange Act and the Sarbanes-Oxley Act, and the rules and regulations promulgated thereunder, in each case, as in effect at the time they were filed, and (ii) did not, at the time they were filed, or, if amended, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Each director and executive officer of Athena has filed with the SEC on a timely basis all documents required with respect to their respective shares of Athena Common Stock by Section 16(a) of the Exchange Act and the rules and regulations thereunder.

(b) Except for the misapplication of the accounting guidance related to the Athena Warrants in respect of which Athena has revised and may be required to revise or restate the financial statements included in the Athena SEC Reports to reflect the classification of the Athena Warrants as liabilities for accounting purposes in connection with the SEC Warrant Statement, each of the financial statements (including, in each case, any notes thereto) contained in the Athena SEC Reports was prepared in accordance with GAAP (applied on a consistent

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basis) and Regulation S-X and Regulation S-K, as applicable, throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited financial statements, as permitted by Form 10-Q of the SEC) and each fairly presents, in all material respects, the financial position, results of operations, changes in stockholders equity and cash flows of Athena as at the respective dates thereof and for the respective periods indicated therein, (subject, in the case of unaudited statements, to normal and recurring year-end adjustments which have not had, and would not reasonably be expected to individually or in the aggregate be material). The Company acknowledges that (i) the Staff of the SEC issued the SEC Warrant Statement, (ii) Athena and its independent public financial accounting firm continues to review the SEC Warrant Statement and its implications, including on the financial statements and other information included in the Athena’s SEC Filings, and (iii) any restatement, revision or other modification of the Athena SEC Filings in connection with such review of the SEC Warrant Statement or any subsequent related agreements or other guidance from the Staff of the SEC shall be deemed not material for purposes of this Agreement, including for purposes of any provision of this Section 5.7. Athena has no off-balance sheet arrangements that are not disclosed in the Athena SEC Reports. No financial statements other than those of Athena are required by GAAP to be included in the consolidated financial statements of Athena.

(c) Except in respect of the SEC Warrant Statement and the revision or restatement of the financial statements included in the Athena SEC Reports to reflect the classification of the Athena Warrants as liabilities for accounting purposes in connection therewith) and as and to the extent set forth in the Athena SEC Reports, neither Athena nor Merger Sub has any liability or obligation of a nature (whether accrued, absolute, contingent or otherwise) required to be reflected on a balance sheet prepared in accordance with GAAP, except for liabilities and obligations arising in the ordinary course of Athena’s and Merger Sub’s business.

(d) Athena is in compliance, or as of Closing, will be in compliance, in all material respects with the applicable listing and corporate governance rules and regulations of the New York Stock Exchange.

(e) Athena has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to Athena and other material information required to be disclosed by Athena in the reports and other documents that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to Athena’s principal executive officer and its principal financial officer as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Such disclosure controls and procedures are effective in timely alerting Athena’s principal executive officer and principal financial officer to material information required to be included in Athena’s periodic reports required under the Exchange Act, except that due to the reclassification of the Athena Warrants in connection with the SEC Warrant Statement a material weakness existed in Athena’s disclosure controls and procedures and such disclosures controls and procedures were not effective, and such material weakness in Athena’s disclosure controls and procedures may continue to exist and not be effective after the date hereof.

(f) Athena maintains systems of internal control over financial reporting that are sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including policies and procedures sufficient to provide reasonable assurance: (i) that Athena maintains records that in reasonable detail accurately and fairly reflect, in all material respects, its transactions and dispositions of assets; (ii) that transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP; (iii) that receipts and expenditures are being made only in accordance with authorizations of management and its board of directors; and (iv) regarding prevention or timely detection of unauthorized acquisition, use or disposition of its assets that could have a material effect on its financial statements. Athena has delivered to the Company a true and complete copy of any disclosure (or, if unwritten, a summary thereof) by any representative of Athena to Athena’s independent auditors relating to any material weaknesses in internal controls and any significant deficiencies in the design or operation of internal controls that would adversely affect the ability of Athena to record, process, summarize and report financial data; however, due to the improper classification of the Athena Warrants in connection with the SEC Warrant Statement there was, and may continue to be, a material weakness in Athena’s internal control over financial reporting. Athena has no knowledge of any fraud or whistle-blower allegations, whether or not material, that involve management or other employees or consultants who have or had a significant role in the internal control over financial reporting of Athena. Since March 19, 2021, there have been no material changes in Athena internal control over financial reporting, except in respect of the SEC Warrant Statement and as disclosed in Athena’s SEC Reports.

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(g) There are no outstanding loans or other extensions of credit made by Athena to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of Athena. Athena has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(h) Neither Athena (including any employee thereof) nor Athena’s independent auditors has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by Athena (other than those due to the SEC Warrant Statement), (ii) any fraud, whether or not material, that involves Athena’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by Athena or (iii) any claim or allegation regarding any of the foregoing.

(i) As of the date hereof, there are no outstanding SEC comments from the SEC with respect to the Athena SEC Reports. To the knowledge of Athena, none of the Athena SEC Reports filed on or prior to the date hereof is subject to ongoing SEC review or investigation as of the date hereof.

Section 5.8 Absence of Certain Changes or Events. Since March 19, 2021, except as expressly contemplated by this Agreement or in respect of the SEC Warrant Statement, (a) Athena has conducted its business in the ordinary course and in a manner consistent with past practice, (b) there has not been any Athena Material Adverse Effect and (c) Athena has not taken any action that, if taken after the date of this Agreement, would constitute a material breach of any of the covenants set forth in Section 6.2.

Section 5.9 Absence of Litigation. There is no Action pending or, to the knowledge of Athena, threatened against Athena, or any property or asset of Athena, before any Governmental Authority. Neither Athena nor any material property or asset of Athena is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of Athena, continuing investigation by, any Governmental Authority.

Section 5.10 Board Approval; Vote Required.

(a) The Athena Board, by resolutions duly adopted by a unanimous vote of those voting at a meeting duly called and held and not subsequently rescinded or modified in any way, has duly (i) determined that this Agreement and the transactions contemplated by this Agreement are fair to and in the best interests of Athena and its stockholders, (ii) approved this Agreement and the transactions contemplated by this Agreement and declared their advisability, (iii) recommended that the stockholders of Athena approve and adopt this Agreement and Merger, and directed that this Agreement and the Merger, be submitted for consideration by the stockholders of Athena at the Athena Stockholders’ Meeting.

(b) The only vote of the holders of any class or series of capital stock of Athena necessary to approve the transactions contemplated by this Agreement is the affirmative vote of the holders of a majority of the outstanding shares of Athena Common Stock (the “Athena Stockholder Approval”).

(c) The Merger Sub Board, by resolutions duly adopted by written consent and not subsequently rescinded or modified in any way, has duly (i) determined that this Agreement and the Merger are fair to and in the best interests of Merger Sub and its sole stockholder, (ii) approved this Agreement and the Merger and declared their advisability, (iii) recommended that the sole stockholder of Merger Sub approve and adopt this Agreement and approve the Merger and directed that this Agreement and the transactions contemplated hereby be submitted for consideration by the sole stockholder of Merger Sub.

(d) The only vote of the holders of any class or series of capital stock of Merger Sub is necessary to approve this Agreement, the Merger and the other transactions contemplated by this Agreement is the affirmative vote of the holders of a majority of the outstanding shares of Merger Sub Common Stock.

Section 5.11 No Prior Operations of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and has not engaged in any business activities or conducted any operations or incurred any obligation or liability, other than as contemplated by this Agreement.

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Section 5.12 Brokers. Except for Cohen and Company, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Athena or Merger Sub.

Section 5.13 Transactions with Related Parties. There are no transactions, agreements, arrangements or understandings between Athena, on the one hand, and any director, officer or stockholder (or Affiliate thereof) of Athena, on the other hand, either (a) currently in effect or (b) that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act.

Section 5.14 Athena Trust Fund. As of the date of this Agreement, Athena has no less than $250,001,719.75 in the trust fund established by Athena for the benefit of its public stockholders (the “Trust Fund”) maintained in a trust account at Continental Stock Transfer & Trust Company (the “Trust Account”). The monies of such Trust Account are invested in United States Government securities or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940, as amended, and held in trust by Continental Stock Transfer & Trust Company (the “Trustee”) pursuant to the Investment Management Trust Agreement, dated as of March 19, 2021, between Athena and the Trustee (the “Trust Agreement”). The Trust Agreement has not been amended or modified and is valid and in full force and effect and is enforceable in accordance with its terms, subject to the Remedies Exceptions. Athena has complied in all material respects with the terms of the Trust Agreement and is not in breach thereof or default thereunder and there does not exist under the Trust Agreement any event which, with the giving of notice or the lapse of time, would constitute such a breach or default by Athena or the Trustee. There are no separate Contracts side letters or other understandings (whether written or unwritten, express or implied): (i) between Athena and the Trustee that would cause the description of the Trust Agreement in the Athena SEC Reports to be inaccurate in any material respect; or (ii) to the knowledge of Athena, that would entitle any person (other than stockholders of Athena who shall have elected to redeem their shares of Athena Common Stock pursuant to the Athena Organizational Documents) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released except: (A) to pay income and franchise taxes from any interest income earned in the Trust Account; and (B) upon the exercise of Redemption Rights in accordance with the provisions of the Athena Organizational Documents. As of the date hereof, there are no Actions pending or, to the knowledge of Athena, threatened in writing with respect to the Trust Account. Upon consummation of the Merger and notice thereof to the Trustee pursuant to the Trust Agreement, Athena shall cause the Trustee to, and the Trustee shall thereupon be obligated to, release to Athena as promptly as practicable, the Trust Funds in accordance with the Trust Agreement at which point the Trust Account shall terminate; provided, however that the liabilities and obligations of Athena due and owing or incurred at or prior to the Effective Time shall be paid as and when due, including all amounts payable (a) to stockholders of Athena who shall have exercised their Redemption Rights, (b) with respect to filings, applications and/or other actions taken pursuant to this Agreement required under Law, (c) to the Trustee for fees and costs incurred in accordance with the Trust Agreement; and (d) to third parties (e.g., professionals, printers, etc.) who have rendered services to Athena in connection with its efforts to effect the Merger. As of the date hereof, assuming the accuracy of the representations and warranties of the Company herein and the compliance by the Company with its respective obligations hereunder, Athena has no reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to Athena at the Effective Time.

Section 5.15 Employees. Other than any officers as described in the Athena SEC Reports, Athena and Merger Sub have never employed any employees or retained any contractors. Other than reimbursement of any out-of-pocket expenses incurred by Athena’s officers and directors in connection with activities on Athena’s behalf in an aggregate amount not in excess of the amount of cash held by Athena outside of the Trust Account, Athena has no unsatisfied material liability with respect to any employee, officer or director. Athena and Merger Sub have never and do not currently maintain, sponsor, contribute to or have any direct liability under any employee benefit plan (as defined in Section 3(3) of ERISA), nonqualified deferred compensation plan subject to Section 409A of the Code, bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance, change in control, fringe benefit, sick pay and vacation plans or arrangements or other employee benefit plan, program or arrangement.

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Section 5.16 Taxes.

(a) Athena and Merger Sub (i) have duly and timely filed (taking into account any extension of time within which to file) all material Tax Returns required to be filed by any of them as of the date hereof and all such filed Tax Returns are complete and accurate in all material respects; (ii) have timely paid all Taxes that are shown as due on such filed Tax Returns and any other material Taxes that Athena or Merger Sub are otherwise obligated to pay, except with respect to current Taxes not yet due and payable or otherwise being contested in good faith or that are described in clause (a)(v) below; (iii) with respect to all material Tax Returns filed by or with respect to any of them, have not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency; and (iv) do not have any deficiency, assessment, claim, audit, examination, investigation, litigation or other proceeding in respect of a material amount of Taxes or material Tax matters pending or threatened in writing, for a Tax period for which the statute of limitations for assessments remains open.

(b) Neither Athena nor Merger Sub is a party to, is bound by or has an obligation under any Tax sharing agreement, Tax indemnification agreement, Tax allocation agreement or similar Contract or arrangement or has a potential liability or obligation to any person as a result of or pursuant to any such Contract, arrangement or commitment other than a Contract, arrangement or commitment entered into in the ordinary course of business and the primary purpose of which does not relate to Taxes.

(c) None of Athena or Merger Sub will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date under Section 481(c) of the Code (or any corresponding or similar provision of state, local or foreign income Tax law); (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date; (iii) installment sale or open transaction made on or prior to the Closing Date; (iv) intercompany transaction or any excess loss account described in Treasury Regulations under Code Section 1502 (or any corresponding or similar provision of state, local or foreign income Tax law) entered into or created on or prior to the Closing Date; or (v) prepaid amount received on or prior to the Closing Date outside the ordinary course of business.

(d) Neither Athena nor Merger Sub has been a member of an affiliated group filing a consolidated, combined or unitary U.S. federal, state, local or foreign income Tax Return.

(e) Neither Athena nor Merger Sub has any material liability for the Taxes of any person under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by Contract (but excluding Contracts the primary purpose of which do not relate to taxes), or otherwise.

(f) Neither Athena nor Merger Sub (i) has any request for a material ruling in respect of Taxes pending between Athena and/or Merger Sub, on the one hand, and any Tax authority, on the other hand, or; (ii) has entered into any closing agreement, private letter ruling technical advice memoranda or similar agreements with any Tax authority.

(g) Neither Athena nor Merger Sub has in any year for which the applicable statute of limitations remains open distributed stock of another person, or has had its stock distributed by another person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(h) Neither Athena nor Merger Sub has engaged in or entered into a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(i) Neither Athena nor Merger Sub has taken or agreed to take any action, and is not aware of any facts or circumstances, in each case, that would prevent or impede, or would reasonably be likely to prevent or impede, the transactions set forth herein, from qualifying for the Intended Tax Treatment.

Section 5.17 Listing. The issued and outstanding Athena Units are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the New York Stock Exchange under the symbol “ATHN.U.” The issued and outstanding shares of Athena Common Stock are registered pursuant to Section 12(b) of the Exchange

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Act and are listed for trading on the New York Stock Exchange under the symbol “ATHN”. The issued and outstanding Athena Warrants are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the New York Stock Exchange under the symbol “ATHN.WS”. As of the date of this Agreement, there is no Action pending or threatened in writing against Athena by the New York Stock Exchange or the SEC with respect to any intention by such entity to deregister the Athena Units, the shares of Athena Common Stock or Athena Warrants or terminate the listing of Athena on the New York Stock Exchange. None of Athena or any of its affiliates has taken any action in an attempt to terminate the registration of the Athena Units, the shares of Athena Common Stock or the Athena Warrants.

Section 5.18 Business Activities.

(a) Since formation, neither Athena or Merger Sub have conducted any business activities other than activities related to Athena’s initial public offering or directed toward the accomplishment of a business combination. Except as set forth in Athena’s Organizational Documents or as otherwise contemplated by this Agreement or the Ancillary Agreements and the transactions contemplated hereby and thereby, there is no agreement, commitment, or orders by Governmental Authorities binding upon Athena or Merger Sub or to which Athena or Merger Sub is a party which has or would reasonably be expected to have the effect of prohibiting or impairing any business practice of Athena or Merger Sub or any acquisition of property by Athena or Merger Sub or the conduct of business by Athena or Merger Sub as currently conducted or as contemplated to be conducted as of the Closing, other than such effects, individually or in the aggregate, which have not been and would not reasonably be expected to be material to Athena or Merger Sub.

(b) Except for Merger Sub and the transactions contemplated by this Agreement and the Ancillary Agreements, Athena does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity. Except for this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby, Athena has no material interests, rights, obligations or liabilities with respect to, and is not party to, bound by or has its assets or property subject to, in each case whether directly or indirectly, any Contract or transaction which is, or would reasonably be interpreted as constituting, a business combination. Except for the transactions contemplated by this Agreement and the Ancillary Agreements, Merger Sub does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity.

(c) Merger Sub was formed solely for the purpose of effecting the transactions contemplated by this Agreement and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated hereby and has no, and at all times prior to the Effective Time, except as expressly contemplated by this Agreement, the Ancillary Agreements and the other documents and transactions contemplated hereby and thereby, will have no, assets, liabilities or obligations of any kind or nature whatsoever other than those incident to its formation.

(d) As of the date hereof and except for this Agreement, the Ancillary Agreements and the other documents and transactions contemplated hereby and thereby (including with respect to expenses and fees incurred in connection therewith), neither Athena nor Merger Sub are party to any Contract or arrangement with any other Person that would require payments by Athena or Merger Sub after the date hereof in excess of $500,000 in the aggregate with respect to any individual Contract.

Section 5.19 Reporting Company. Athena is a publicly held company subject to reporting obligations pursuant to Section 13 of the Exchange Act, and the Athena Common Stock is registered pursuant to Section 12(b) of the Exchange Act.

Section 5.20 Investment Company. Athena is not an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

Section 5.21 Application of Takeover Protections. Athena and the Athena Board have taken all necessary action to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under the Athena Organizational

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Documents or the Laws of the State of Delaware that are or could become applicable to the Company as a result of the Company, Athena and Merger Sub fulfilling their respective obligations or exercising their respective rights under this Agreement, including as a result of Athena’s issuance of the Per Share Merger Consideration.

Section 5.22 No Undisclosed Liabilities. Except for any fees and expenses payable by Athena or Merger Sub as a result of or in connection with the consummation of the transactions contemplated hereby, there is no liability, debt or obligation of or claim or judgment against Athena or Merger Sub (whether direct or indirect, absolute or contingent, accrued or unaccrued, known or unknown, liquidated or unliquidated, or due or to become due), except for liabilities and obligations (i) reflected or reserved for on the financial statements or disclosed in the notes thereto included in Athena SEC Filings, (ii) that have arisen since the date of the most recent balance sheet included in the Athena SEC Filings in the ordinary course of business of Athena and Merger Sub, or (iii) which would not be, or would not reasonably be expected to be, material to Athena.

Section 5.23 Indebtedness. Neither Athena nor Merger Sub have any indebtedness, other than any liabilities arising out of or relating to the classification of the Athena Warrants as liabilities in connection with the SEC Warrant Statement.

Section 5.24 Athena’s and Merger Sub’s Investigation and Reliance. Each of Athena and Merger Sub is a sophisticated purchaser and has made its own independent investigation, review and analysis regarding the Company and any Company Subsidiary and the Transactions, which investigation, review and analysis were conducted by Athena and Merger Sub together with expert advisors, including legal counsel, that they have engaged for such purpose. Athena, Merger Sub and their Representatives have been provided with full and complete access to the Representatives, properties, offices, plants and other facilities, books and records of the Company and any Company Subsidiary and other information that they have requested in connection with their investigation of the Company and Company Subsidiary and the Transactions. Neither Athena nor Merger Sub is relying on any statement, representation or warranty, oral or written, express or implied, made by the Company or any Company Subsidiary or any of their respective Representatives, except as expressly set forth in Article IV (as modified by the Company Disclosure Schedule). Neither the Company nor any of its respective stockholders, affiliates or Representatives shall have any liability to Athena, Merger Sub or any of their respective stockholders, affiliates or Representatives resulting from the use of any information, documents or materials made available to Athena or Merger Sub or any of their Representatives, whether orally or in writing, in any confidential information memoranda, “data rooms,” management presentations, due diligence discussions or in any other form in expectation of the Transactions. Neither the Company nor any of its stockholders, affiliates or Representatives is making, directly or indirectly, any representation or warranty with respect to any estimates, projections or forecasts involving the Company and/or any Company Subsidiary.

Section 5.25 Exclusivity of Representations and Warranties. Except as otherwise expressly provided in this Article V (as modified by the Athena Disclosure Schedule), Athena and Merger Sub hereby expressly disclaim and negate, any other express or implied representation or warranty whatsoever (whether at Law or in equity) with respect to either of Athena or Merger Sub, their respective affiliates, and any matter relating to any of them, including their affairs, the condition, value or quality of the assets, liabilities, financial condition or results of operations, or with respect to the accuracy or completeness of any other information made available to the Company, its affiliates or any of their respective Representatives by, or on behalf of, Athena or Merger Sub, and any such representations or warranties are expressly disclaimed. Without limiting the generality of the foregoing, except as expressly set forth in this Agreement, neither Athena or Merger Sub nor any other person on behalf of Athena or Merger Sub has made or makes, any representation or warranty, whether express or implied, with respect to any projections, forecasts, estimates or budgets made available to the Company, its affiliates or any of their respective Representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of Athena or Merger Sub (including the reasonableness of the assumptions underlying any of the foregoing), whether or not included in any management presentation or in any other information made available to the Company, its affiliates or any of their respective Representatives or any other person, and that any such representations or warranties are expressly disclaimed.

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Article VI
CONDUCT OF BUSINESS PENDING THE MERGER

Section 6.1 Conduct of Business by the Company Pending the Merger.

(a) the Company agrees that, between the date of this Agreement and the Effective Time or the earlier termination of this Agreement in accordance with Article IX, except as (1) expressly contemplated by any other provision of this Agreement, any Ancillary Agreement, (2) as set forth in Section 6.1 of the Company Disclosure Schedule, or (3) as required by applicable Law (including as may be requested or compelled by any Governmental Authority), unless Athena shall otherwise consent in writing (which consent shall not be unreasonably conditioned, withheld or delayed):

(i) the Company shall use commercially reasonable efforts to conduct its business in the ordinary course of business and in a manner consistent with past practice other than actions taken in response to COVID-19;

(ii) the Company shall use commercially reasonable efforts to (A) preserve substantially intact the business organization of the Company, (B) keep available the services of the current officers, key employees and consultants of the Company and (C) preserve the current relationships of the Company with customers, suppliers and other persons with which the Company has significant business relations; and

(iii) Company shall conduct its business in compliance with applicable Law and to notify Athena immediately in the event that any of the representations contained herein ceases to be true and complete in all respects.

(b) By way of amplification and not limitation, except as (1) expressly contemplated by any other provision of this Agreement, any Ancillary Agreement, (2) as set forth in Section 6.1 of the Company Disclosure Schedule, and (3) as required by applicable Law (including as may be requested or compelled by any Governmental Authority), the Company shall not, between the date of this Agreement and the Effective Time or the earlier termination of this Agreement, directly or indirectly, do any of the following without the prior written consent of Athena (which consent shall not be unreasonably conditioned, withheld or delayed):

(i) amend or otherwise change its certificate of incorporation or bylaws or equivalent organizational documents;

(ii) issue, sell, pledge, dispose of, grant or encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of, (A) any shares of any class of capital stock of the Company, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including, without limitation, any phantom interest) (other than the issuance of Company Common Stock upon the exercise of Company Options), of the Company or (B) any material assets of the Company;

(iii) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock;

(iv) reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its capital stock, other than redemptions of equity securities from former employees upon the terms set forth in the underlying agreements governing such equity securities;

(v) (A) acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets or any other business combination) any corporation, partnership, other business organization or any division thereof in an amount in excess of $1,000,000; or (B) incur any indebtedness for borrowed money in excess of $500,000 or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any person, or make any loans or advances, or intentionally grant any security interest in any of its assets, in each case, except in the ordinary course of business and consistent with past practice;

(vi) (A) grant any increase in the compensation, incentives or benefits payable or to become payable to any current or former director, officer, employee or consultant of the Company as of the date of this Agreement, other than increases in base compensation of employees in the ordinary course of business, (B) enter into any new, or materially amend any existing employment or severance or termination agreement with any current

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or former director, officer, employee or consultant, (C) accelerate or commit to accelerate the funding, payment, or vesting of any compensation or benefits to any current or former director, officer, employee or consultant or (D) hire or otherwise enter into any employment or consulting agreement or arrangement with any person or terminate any current or former director, officer, employee or consultant provider, in either case, whose cash compensation would exceed, on an annualized basis, $250,000;

(vii) amend, other than reasonable and usual amendments in the ordinary course of business, accounting policies or procedures, other than as required by GAAP;

(viii) make, change or revoke any material Tax election, amend a material Tax Return or settle or compromise any material United States federal, state, local or non-United States income Tax liability;

(ix) other than as required by Law or pursuant to the terms of an agreement entered into prior to the date of this Agreement and reflected on Section 4.11(a) of the Company Disclosure Schedule or that the Company is not prohibited from entering into after the date hereof, grant any severance or termination pay to, any director or officer of the Company, other than in the ordinary course of business consistent with past practice;

(x) adopt, amend and/or terminate any Plan except as permitted by Section 6.1(b)(iv), as may be required by applicable Law, as is necessary in order to consummate the Transactions, or any Plan renewals in the ordinary course of business;

(xi) materially amend, or modify or consent to the termination (excluding any expiration in accordance with its terms) of any Material Contract or amend, waive, modify or consent to the termination (excluding any expiration in accordance with its terms) of the Company’s material rights thereunder, in each case, in a manner that is adverse to the Company except in the ordinary course of business;

(xii) make any material alterations or improvements to the Owned Real Property or the Leased Real Property, or amend any written or oral agreements affecting the Owned Real Property or the Leased Real Property;

(xiii) intentionally permit any material item of Company IP to lapse or to be abandoned, invalidated, dedicated to the public, or disclaimed, or otherwise become unenforceable or fail to perform or make any applicable filings, recordings or other similar actions or filings, or fail to pay all required fees and taxes required or advisable to maintain and protect its interest in each and every material item of Company IP;

(xiv) enter into any formal or informal agreement or otherwise make a binding commitment to do any of the foregoing; or

(xv) take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent or impede the transactions set forth herein from qualifying for the Intended Tax Treatment.

Nothing herein shall require the Company to obtain consent from Athena to do any of the foregoing if obtaining such consent would reasonably be expected to violate applicable Law, and nothing contained in this Section 6.1 shall give to Athena, directly or indirectly, the right to control or direct the operations of the Company in a manner which may violate the HSR Act or other Antitrust Law. Prior to the Closing Date, each of Athena and the Company shall exercise, consistent with the terms and conditions hereof, complete control and supervision of its respective operations, as required by Law.

Section 6.2 Conduct of Business by Athena and Merger Sub Pending the Merger. Except as expressly contemplated by any other provision of this Agreement or any Ancillary Agreement, except as set forth on Schedule 6.2 attached hereto and as required by applicable Law (including as may be requested or compelled by any Governmental Authority), Athena agrees that from the date of this Agreement until the earlier of the termination of this Agreement and the Effective Time, unless the Company shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), the businesses of Athena and Merger Sub shall be conducted in the ordinary course of business and in a manner consistent with past practice. By way of amplification and not limitation, except as expressly contemplated by any other provision of this Agreement or any Ancillary Agreement, as set forth on Schedule 6.2 attached hereto or and as required by applicable Law (including any as may be requested or compelled by any Governmental Authority), neither Athena nor Merger Sub shall, between the date of this

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Agreement and the Effective Time or the earlier termination of this Agreement, directly or indirectly, do any of the following without the prior written consent of the Company, which consent shall not be unreasonably withheld, delayed or conditioned:

(a) amend or otherwise change the Athena Organizational Documents or the Merger Sub Organizational Documents or form any subsidiary of Athena other than Merger Sub;

(b) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, other than redemptions from the Trust Fund that are required pursuant to the Athena Organizational Documents;

(c) reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of the Athena Common Stock or Athena Warrants except for redemptions from the Trust Fund that are required pursuant to the Athena Organizational Documents;

(d) issue, sell, pledge, dispose of, grant or encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of, any shares of any class of capital stock or other securities of Athena or Merger Sub, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including, without limitation, any phantom interest), of Athena or Merger Sub;

(e) acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets or any other business combination) any corporation, partnership, other business organization, purchase a material portion of the assets or equity of, any corporation, partnership, other business organization or any division thereof, or enter into any strategic joint ventures, partnerships or alliances with any other person;

(f) incur any indebtedness for borrowed money or guarantee any such indebtedness of another person or persons, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of Athena, as applicable, enter into any “keep well” or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing, in each case, except in the ordinary course of business consistent with past practice;

(g) make any change in any method of financial accounting or financial accounting principles, policies, procedures or practices, except as required by the SEC Warrant Statement, a concurrent amendment in GAAP or applicable Law made subsequent to the date hereof, as agreed to by its independent accountants;

(h) make any material Tax election or settle or compromise any material United States federal, state, local or non-United States income Tax liability, except in the ordinary course consistent with past practice;

(i) liquidate, dissolve, reorganize or otherwise wind up the business and operations of Athena or Merger Sub;

(j) amend the Trust Agreement or any other agreement related to the Trust Account;

(k) take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent or impede the transactions set forth herein from qualifying for the Intended Tax Treatment; or

(l) enter into any formal or informal agreement or otherwise make a binding commitment to do any of the foregoing.

Notwithstanding the foregoing, nothing contained herein shall give to the Company, directly or indirectly, the right to control or direct the operations of Athena in a manner which may violate the HSR Act or other Antitrust Law.

Section 6.3 Claims Against Trust Account. The Company agrees that, notwithstanding any other provision contained in this Agreement, the Company does not now, nor shall at any time hereafter, have any right, title, interest or claim of any kind in or to any monies in the Trust Account, or make any claim against the Trust Account, in connection with or relating to this Agreement or the transactions contemplated hereby, regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to in this Section 6.3 as the “Released Claims”); provided, however, that the foregoing waiver will not limit or prohibit the

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Company from pursuing a claim against the Athena, Merger Sub or any other person for legal relief against monies or other assets of the Athena held outside of the Trust Account (including any funds that have been released from the Trust Account and any asset that have been purchased or acquired with any such funds) or for specific performance or other equitable relief in connection with the transaction contemplated hereby, including a claim for Athena to specifically perform its obligations under this Agreement and cause the disbursement of the balance of the cash remaining in the Trust Account (after giving effect to the redemption rights of the Public Stockholders), or for fraud (the “Retained Claims”). The Company hereby irrevocably waives any Released Claims that the Company may have against the Trust Account now or in the future as a result of, or arising out of this Agreement or the transactions contemplated hereby and will not seek recourse against the Trust Account for any Released Claims; provided, however, that the Company does not waive any Retained Claims. The Company agrees and acknowledges that such irrevocable waiver is material to this Agreement and specifically relied upon by Athena and Merger Sub and their respective affiliates to induce Athena and Merger Sub to enter into this Agreement, and the Company further intends and understands such waiver to be valid, binding and enforceable against the Company under applicable law. In the event that the Company commences any action or proceeding against or involving the Trust Fund in violation of the foregoing, Athena or Merger Sub shall be entitled to recover from the Company the associated reasonable legal fees and costs in connection with any such action, in the event Athena or Merger Sub, as applicable, prevails in such action or proceeding.

Article VII
ADDITIONAL AGREEMENTS

Section 7.1 Proxy Statement; Registration Statement.

(a) As promptly as practicable after the execution of this Agreement and receipt of the applicable PCAOB Financial Statements, (i) Athena (with the assistance and cooperation of the Company) shall prepare and file with the SEC a proxy statement (as amended or supplemented, the “Proxy Statement”) to be sent to the stockholders of Athena relating the meeting of Athena’s stockholders (the “Athena Stockholders’ Meeting”) to be held to consider approval and adoption of (1) this Agreement and the Merger, (2) the issuance of Athena Common Stock as contemplated by this Agreement, (3) the Heliogen, Inc. Certificate of Incorporation as set forth on Exhibit B, including the change of Athena’s name to “Heliogen, Inc.”, (4) the 2021 Equity Incentive Plan and the Employee Stock Purchase Plan, (5) the classes of the members of the Heliogen, Inc. Board as of immediately following the Effective Time, (6) the election of the Initial Post-Closing Heliogen, Inc. Directors to serve as the members of the Heliogen, Inc. Board as of immediately following the Effective Time and until their respective successors are duly elected or appointed and qualified, (7) any other proposals the parties deem necessary to effectuate the Merger and (8) adjournment of the Athena Stockholders’ Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing (collectively, the “Athena Proposals”) and (ii) Athena shall prepare and file with the SEC a registration statement on Form S-4 (together with all amendments thereto, the “Registration Statement”) in which the Proxy Statement shall be included as a prospectus, in connection with the registration under the Securities Act of the shares of Athena Common Stock to be issued to the stockholders of the Company pursuant to this Agreement. The Company shall furnish all information concerning the Company as Athena may reasonably request in connection with such actions and the preparation of the Proxy Statement and Registration Statement. Athena and the Company each shall use their reasonable best efforts to (I) cause the Proxy Statement or Registration Statement when filed with the SEC to comply in all material respects with all legal requirements applicable thereto, (II) respond as promptly as reasonably practicable to and resolve all comments received from the SEC concerning the Proxy Statement or Registration Statement, (III) cause the Proxy Statement/ Registration Statement to be, as applicable, cleared for filing and/or declared effective under the Securities Act as promptly as practicable and (IV) to keep the Proxy Statement/Registration Statement effective as long as is necessary to consummate the transactions contemplated hereby. Prior to the effective date of the Registration Statement, Athena shall take all or any action required under any applicable federal or state securities laws in connection with the issuance of shares of Athena Common Stock, in each case to be issued or issuable to the stockholders of the Company pursuant to this Agreement. As promptly as practicable after the Registration Statement is declared effective, each of the Company and Athena shall mail the Proxy Statement to their respective stockholders. Each of Athena and the Company shall furnish all information concerning it as may reasonably be requested by the other party in connection with such actions and the preparation of the Registration Statement and the Proxy Statement.

(b) No filing of, or amendment or supplement to the Proxy Statement or the Registration Statement will be made by Athena or the Company without the approval of the other party (such approval not to be unreasonably withheld, conditioned or delayed). Athena and the Company each will advise the other, promptly after

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they receive notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order, of the suspension of the qualification of the Athena Common Stock to be issued or issuable to the stockholders of the Company in connection with this Agreement for offering or sale in any jurisdiction, or of any request by the SEC for amendment of the Proxy Statement or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information. Each of Athena and the Company shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld or delayed), any response to comments of the SEC or its staff with respect to the Registration Statement and any amendment to the Registration Statement filed in response thereto.

(c) Athena represents that the information supplied by Athena for inclusion in the Registration Statement and the Proxy Statement shall not, at (i) the time the Registration Statement is declared effective, (ii) the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the stockholders of Athena, (iii) the time of the Athena Stockholders’ Meeting, and (iv) the Effective Time, contain any untrue statement of a material fact or fail to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If, at any time prior to the Effective Time, any event or circumstance relating to Athena or Merger Sub, or their respective officers or directors, should be discovered by Athena which should be set forth in an amendment or a supplement to the Registration Statement or the Proxy Statement, Athena shall promptly inform the Company. All documents that Athena is responsible for filing with the SEC in connection with the Merger or the other transactions contemplated by this Agreement will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the rules and regulations thereunder and the Exchange Act and the rules and regulations thereunder.

(d) The Company represents that the information supplied by the Company for inclusion in the Registration Statement and the Proxy Statement shall not, at (i) the time the Registration Statement is declared effective, (ii) the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the stockholders of Athena, (iii) the time of the Athena Stockholders’ Meeting, and (iv) the Effective Time, contain any untrue statement of a material fact or fail to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Without limiting the foregoing, Athena shall use reasonable best efforts to ensure that the Proxy Statement does not, as of the date on which it is distributed to Athena’s stockholders, and as of the date of the Athena Stockholders’ Meeting contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading (provided that Athena shall not be responsible for the accuracy or completeness of any information relating to the Company or any other information furnished in writing by the Company for inclusion in the Proxy Statement). If, at any time prior to the Effective Time, any event or circumstance relating to the Company or its directors, should be discovered by the Company which should be set forth in an amendment or a supplement to the Registration Statement or the Proxy Statement, the Company shall promptly inform Athena. All documents that the Company is responsible for filing with the SEC in connection with the Merger or the other transactions contemplated by this Agreement will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the rules and regulations thereunder and the Exchange Act and the rules and regulations thereunder.

Section 7.2 SEC Warrant Statement. Athena shall address the recent guidance of the SEC (and any subsequent guidance released during such period) with respect to the accounting of the Athena Warrants including the effect of any such guidance on Athena’s historical financial statements and the Athena SEC Reports as promptly as practicable after the date hereof and no later than the filing of the Proxy Statement. Athena will regularly provide the Company with information as to its progress addressing such guidance, and will consult with the Company in good faith prior to taking any definitive position or action with respect thereto; provided, that the foregoing shall not in any manner delay or prevent Athena from taking any position that the Athena Board, after consultation with its advisors, has determined is required to comply with such guidance. If reasonably requested by the Company after consultation with Athena in good faith, Athena shall use commercially reasonable efforts to seek an amendment of the outstanding Athena Warrants, in a form reasonably acceptable to Athena and the Company, to cause such Athena Warrants to not be treated as liabilities on the balance sheet of Athena and, if permitted in accordance with GAAP and other applicable accounting guidance, to enable Merger Sub, following the Closing, to account for such warrants as equity on the financial statements of Merger Sub; provided, that the Company shall provide such request in writing at least ten (10) Business Days prior to the date that the SEC declares the Registration Statement effective. If such amendment to the Athena Warrants is undertaken pursuant this Section 7.2, Athena shall recommend to the

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holders of Athena Warrants entitled to vote thereon that the proposed amendment be approved. For the avoidance of doubt, under no circumstances shall (i) the approval or execution of any such amendment by or on behalf of the holders of Athena Warrants be required as a condition to closing or otherwise affect, in any way, the consummation of the Transactions contemplated hereby, or (ii) Athena shall not have any obligation to pay any consideration or give anything of value to any Person for the purpose of obtaining any such approval or pay any costs or expenses of any Person resulting from the process of obtaining such approval.

Section 7.3 Athena Stockholders’ Meetings; and Merger Sub Stockholder’s Approval.

(a) Athena shall call and hold the Athena Stockholders’ Meeting as promptly as practicable after the date on which the Registration Statement becomes effective for the purpose of voting solely upon the Athena Proposals, and Athena shall use its reasonable best efforts to hold the Athena Stockholders’ Meeting as soon as practicable after the date on which the Registration Statement becomes effective (but in any event no later than thirty (30) days after the date on which the Proxy Statement is mailed to stockholders of Athena). Athena shall use its reasonable best efforts to obtain the approval of the Athena Proposals at the Athena Stockholders’ Meeting, including by soliciting from its stockholders proxies as promptly as possible in favor of the Athena Proposals, and shall take all other action necessary or advisable to secure the required vote or consent of its stockholders.

(b) Promptly following the execution of this Agreement, Athena shall approve and adopt this Agreement and approve the Merger and the other transactions contemplated by this Agreement, as the sole stockholder of Merger Sub.

Section 7.4 Company Stockholders’ Written Consent. Upon the terms set forth in this Agreement, the Company shall use its reasonable best efforts to obtain pursuant to the written consent, in form and substance reasonably acceptable to Athena, of the Requisite Approval (including the Key Company Stockholders) in favor of the approval and adoption of this Agreement and the Merger and all other transactions contemplated by this Agreement (the “Written Consent”), as soon as reasonably practicable after the date on which the Registration Statement becomes effective, but in any event within one (1) Business Day following the date that Athena notifies the Company of the effectiveness of the Registration Statement. The Company (with the assistance and cooperation of Athena as reasonably requested by the Company) shall prepare an information statement relating to the action to be taken by stockholders of the Company pursuant to the Written Consent (the “Information Statement”), which Information Statement shall be delivered to the stockholders of the Company as promptly as practicable after the date on which the Registration Statement becomes effective.

Section 7.5 Access to Information; Confidentiality.

(a) From the date of this Agreement until the Effective Time, the Company and Athena shall (and shall cause their respective subsidiaries to): (i) provide to the other party (and the other party’s officers, directors, employees, accountants, consultants, legal counsel, agents and other representatives, collectively, “Representatives”) reasonable access at reasonable times upon prior notice to the officers, employees, agents, properties, offices and other facilities of such party and its subsidiaries and to the books and records thereof; and (ii) furnish promptly to the other party such information concerning the business, properties, Contracts, assets, liabilities, personnel and other aspects of such party and its subsidiaries as the other party or its Representatives may reasonably request. Notwithstanding the foregoing, neither the Company nor Athena shall be required to provide access to or disclose information where the access or disclosure would jeopardize the protection of attorney-client privilege or contravene applicable Law (it being agreed that the parties shall use their commercially reasonable efforts to cause such information to be provided in a manner that would not result in such jeopardy or contravention).

(b) All information obtained by the parties pursuant to this Section 7.5 shall be kept confidential in accordance with the confidentiality agreement, dated April 6, 2021 (the “Confidentiality Agreement”), between Athena and the Company.

(c) Notwithstanding anything in this Agreement to the contrary, each party (and its Representatives) may consult any tax advisor regarding the tax treatment and tax structure of the Transactions and may disclose to any other person, without limitation of any kind, the tax treatment and tax structure of the Transactions and all materials (including opinions or other tax analyses) that are provided relating to such treatment or structure, in each case in accordance with the Confidentiality Agreement.

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Section 7.6 Exclusivity.

(a) From the date of this Agreement and ending on the earlier of (a) the Closing and (b) the termination of this Agreement, the Company shall not, and shall cause its Representatives not to, directly or indirectly, (i) enter into, solicit, initiate or continue any discussions or negotiations with, or encourage or respond to any inquiries or proposals by, or participate in any negotiations with, or provide any information to, or otherwise cooperate in any way regarding a Company Acquisition Proposal, (ii) enter into any agreement regarding, continue or otherwise participate in any discussions regarding, or furnish to any person any information with respect to, or cooperate in any way that would otherwise reasonably be expected to lead to, any Company Acquisition Proposal or (iii) commence, continue or renew any due diligence investigation regarding any Company Acquisition Proposal; provided, that the execution, delivery and performance of this Agreement and the Transaction Documents and the consummation of the transactions contemplated hereby shall not be deemed a violation of this Section 7.6. The Company shall, and shall cause its affiliates and Representatives to, immediately cease any and all existing discussions or negotiations with any person conducted heretofore with respect to any Company Acquisition Proposal. The Company also agrees that it will promptly request each person (other than the parties hereto and their respective Representatives) that has prior to the date hereof executed a confidentiality agreement in connection with its, his or her consideration of acquiring the Company to return or destroy all Confidential Information furnished to such person by or on behalf of it, him or her prior to the date hereof. For purposes hereof, “Company Acquisition Proposal” means any inquiry, proposal or offer concerning a merger, consolidation, liquidation, recapitalization, share exchange or other business combination transaction involving the sale, lease, exchange or other disposition of all or substantially all of the properties or assets or equity interests of the Company.

(b) From the date of this Agreement and ending on the earlier of (a) the Closing and (b) the termination of this Agreement, Athena shall not, and shall cause its Representatives not to, directly or indirectly, (i) enter into, solicit, initiate or continue any discussions or negotiations with, or encourage or respond to any inquiries or proposals by, or participate in any negotiations with, or provide any information to, or otherwise cooperate in any way regarding a Athena Acquisition Proposal, (ii) enter into any agreement regarding, continue or otherwise participate in any discussions regarding, or furnish to any person any information with respect to, or cooperate in any way that would otherwise reasonably be expected to lead to, any Athena Acquisition Proposal or (iii) commence, continue or renew any due diligence investigation regarding any Athena Acquisition Proposal; provided, that the execution, delivery and performance of this Agreement and the Transaction Documents and the consummation of the transactions contemplated hereby shall not be deemed a violation of this Section 7.6. Athena shall, and shall cause its affiliates and Representatives to, immediately cease any and all existing discussions or negotiations with any person conducted heretofore with respect to any Athena Acquisition Proposal. The Company also agrees that it will promptly request each person (other than the parties hereto and their respective Representatives) that has prior to the date hereof executed a confidentiality agreement in connection with its, his or her consideration of acquiring the Company to return or destroy all Confidential Information furnished to such person by or on behalf of it, him or her prior to the date hereof. For purposes hereof, “Athena Acquisition Proposal” means any inquiry, proposal or offer concerning a merger, consolidation, liquidation, recapitalization, share exchange or other business combination transaction involving the sale, lease, exchange or other disposition of all or substantially all of the properties or assets or equity interests of Athena or Merger Sub, or of a third Person by Athena or Merger Sub.

(c) In addition to the other obligations under this Section 7.6, if the Company or Athena or any of their respective Representatives receives any inquiry or proposal with respect to a Company Acquisition Proposal (with respect to the Company) or a Athena Acquisition Proposal (with respect to Athena or Merger Sub) at any time prior to the Closing, then the other party shall promptly (and in no event later than twenty-four (24) hours after such party becomes aware of such inquiry or proposal) notify such person in writing that the party is subject to an exclusivity agreement that prohibits it from considering such inquiry or proposal, and will provide the other party with the non-confidential material terms of such inquiry or proposal. Without limiting the foregoing, the parties agree that any violation of the restrictions set forth in this Section 7.6 by the Company or Athena or their respective affiliates or Representatives shall be deemed to be a breach of this Section 7.6.

Section 7.7 Employee Benefits Matters.

(a) Prior to the effectiveness of the Registration Statement, Athena shall approve, and subject to receiving of the Athena Stockholder Approval, adopt an equity incentive award plan for the Surviving Corporation with an initial award pool of Athena Common Stock equal to five percent (5%) of Athena Fully Diluted Common

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Stock (rounded up to the nearest whole share), which plan shall include an “evergreen” provision pursuant to which such award pool will automatically increase for a period of ten years, commencing on January 1, 2022 and ending on (and including) January 1, 2031, by an amount equal of up to four percent (4%) of the shares of Athena Common Stock outstanding on December 31 of the preceding year, and which plan shall be effective at and after the Closing in the substantially the form set forth as Exhibit H (the “2021 Equity Incentive Plan”). For purposes of this Agreement, “Athena Fully Diluted Common Stock” means, immediately after the Effective Time, the aggregate number of (i) shares of Athena Common Stock and (ii) securities convertible into or exercisable for shares of Athena Common Stock (whether vested or unvested).

(b) Prior to the effectiveness of the Registration Statement, Athena shall approve, and subject to receiving of the Athena Stockholder Approval, adopt an employee stock purchase plan for the Surviving Corporation with an initial award pool of Athena Common Stock equal to two percent (2%) of the Athena Fully Diluted Common Stock (rounded up to the nearest whole share), which plan shall include an “evergreen” provision pursuant to which such award pool will automatically increase for a period of ten years, commencing January 1, 2022, and ending on (and including) January 1, 2031, by an amount equal to one percent (1%) of the shares of Athena Common Stock outstanding on December 31 of the preceding year, and which plan shall be effective at and after the Closing in substantially the form set forth as Exhibit I (the “2021 Employee Stock Purchase Plan”).

(c) Athena shall, or shall cause the Surviving Corporation and each of its subsidiaries, as applicable, to use commercially reasonable efforts to provide the employees of the Company who remain employed immediately after the Effective Time (the “Continuing Employees”) credit for purposes of eligibility to participate, vesting and determining the level of benefits, as applicable, under any employee benefit plan, program or arrangement established or maintained by the Surviving Corporation or any of its subsidiaries (including, without limitation, any employee benefit plan as defined in Section 3(3) of ERISA and any vacation or other paid time-off program or policy) for service accrued or deemed accrued prior to the Effective Time with the Company or any Company Subsidiary; provided, however, that such crediting of service shall not operate to duplicate any benefit or the funding of any such benefit or apply to the accrual of benefits under a defined benefit pension plan. In addition, Athena shall use commercially reasonable efforts to (i) cause to be waived any eligibility waiting periods, any evidence of insurability requirements and the application of any pre-existing condition limitations under each of the employee benefit plans established or maintained by the Surviving Corporation or any of its subsidiaries that cover the Continuing Employees or their dependents, and (ii) cause any eligible expenses incurred by any Continuing Employee and his or her covered dependents, during the portion of the plan year in which the Closing occurs, under those health and welfare benefit plans in which such Continuing Employee currently participates to be taken into account under those health and welfare benefit plans in which such Continuing Employee participates subsequent to the Closing Date for purposes of satisfying all deductible, coinsurance, and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year. Following the Closing, Surviving Corporation will honor all accrued but unused vacation and other paid time off of the Continuing Employees that existed immediately prior to the Closing.

(d) The provisions of this Section 7.7 are solely for the benefit of the parties to the Agreement, and nothing contained in this Agreement, express or implied, shall confer upon any Continuing Employee or legal representative or beneficiary or dependent thereof, or any other person, any rights or remedies of any nature or kind whatsoever under or by reason of this Agreement, whether as a third-party beneficiary or otherwise, including, without limitation, any right to employment or continued employment for any specified period, or level of compensation or benefits. Nothing contained in this Agreement, express or implied, shall constitute an amendment or modification of any employee benefit plan of the Company or shall require the Company, Athena, the Surviving Corporation and each of its subsidiaries to continue any Plan or other employee benefit arrangements, or prevent their amendment, modification or termination.

Section 7.8 Directors’ and Officers’ Indemnification.

(a) The certificate of incorporation and bylaws of the Surviving Corporation shall contain provisions no less favorable with respect to indemnification, advancement or expense reimbursement than are set forth in the bylaws of the Company, which provisions shall not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were directors, officers, employees, fiduciaries or agents of the Company, unless such modification shall be required by applicable Law.

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(b) On the Closing Date, Athena shall enter into customary indemnification agreements reasonably satisfactory to each of the Company and Athena with the Initial Post-Closing Heliogen, Inc. Directors and the post-Closing officers of the Heliogen, Inc. and the Surviving Corporation, which indemnification agreements shall continue to be effective following the Closing.

(c) Athena shall on and after the Closing Date, for a period of no less than six (6) years, maintain public company directors’ and officers’ liability insurance (“D&O Insurance”) with full, continuous prior acts coverage for pre-Closing acts, errors or omissions based on the status of Athena’s directors and officers; and Athena shall purchase and maintain public company D&O Insurance for post-Closing acts, errors, or omissions for as long as it remains a public company. Such coverages shall be in a commercially reasonable amount and with commercially reasonable terms, but in no case in an amount lower or coverage terms narrower than that provided under the Company’s and respective D&O insurance just prior to Closing.

(d) On and after the Closing Date, for a period of no less than six (6) years, Athena shall, with regard to pre-Closing acts, errors, omissions of Athena directors and officers, maintain a certificate of incorporation and bylaws with provisions no less favorable with respect to indemnification, advancement, expense reimbursement, and exculpation, than are set forth in the certificate of incorporation or bylaws of Athena just prior to Closing.

Section 7.9 Notification of Certain Matters. The Company shall give prompt notice to Athena, and Athena shall give prompt notice to the Company, of any event which a party becomes aware of between the date of this Agreement and the Closing (or the earlier termination of this Agreement in accordance with Article IX), the occurrence, or non-occurrence of which causes or would reasonably be expected to cause any of the conditions set forth in Article VIII to fail to be satisfied at the Closing.

Section 7.10 Further Action; Reasonable Best Efforts.

(a) Upon the terms and subject to the conditions of this Agreement, each of the parties hereto shall use its reasonable best efforts to take, or cause to be taken, appropriate action, and to do, or cause to be done, such things as are necessary, proper or advisable under applicable Laws or otherwise to consummate and make effective the Transactions, including, without limitation, using its reasonable best efforts to obtain all permits, consents, approvals, authorizations, qualifications and orders of Governmental Authorities and parties to Contracts with the Company as set forth in Section 4.5 necessary for the consummation of the Transactions and to fulfill the conditions to the Merger. In case, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party shall use their reasonable best efforts to take all such action.

(b) Each of the parties shall keep each other apprised of the status of matters relating to the Transactions, including promptly notifying the other parties of any communication it or any of its affiliates receives from any Governmental Authority relating to the matters that are the subject of this Agreement and permitting the other parties to review in advance, and to the extent practicable consult about, any proposed communication by such party to any Governmental Authority in connection with the Transactions. No party to this Agreement shall agree to participate in any meeting with any Governmental Authority in respect of any filings, investigation or other inquiry unless it consults with the other parties in advance and, to the extent permitted by such Governmental Authority, gives the other parties the opportunity to attend and participate at such meeting. Subject to the terms of the Confidentiality Agreement, the parties will coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other parties may reasonably request in connection with the foregoing. Subject to the terms of the Confidentiality Agreement, the parties will provide each other with copies of all material correspondence, filings or communications, including any documents, information and data contained therewith, between them or any of their Representatives, on the one hand, and any Governmental Authority or members of its staff, on the other hand, with respect to this Agreement and the Transactions contemplated hereby. No party shall take or cause to be taken any action before any Governmental Authority that is inconsistent with or intended to delay its action on requests for a consent or the consummation of the Transactions.

(c) From the date of the announcement of this Agreement or the transactions contemplated hereby (pursuant to any applicable public communication made in compliance with Section 7.10), until the Closing Date, Athena shall use its reasonable best efforts to, and shall instruct its financial advisors to, keep the Company and its financial advisors reasonably informed with respect to the PIPE Investment and the rotation of the Athena Common

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Stock during such period, including by (i) providing regular updates and (ii) consulting and cooperating with, and considering in good faith any feedback from, the Company or its financial advisors with respect to such matters; provided, that each of Athena and the Company acknowledges and agrees that none of their respective financial advisors shall be entitled to any fees with respect to the PIPE Investment unless otherwise mutually agreed by the Company and Athena in writing; provided, further, that the Company’s financial advisors shall, at the option of such financial advisors, be credited as a placement agent with respect to the PIPE Investment.

Section 7.11 Public Announcements. The initial press release relating to this Agreement shall be a joint press release the text of which has been agreed to by each of Athena and the Company. Thereafter, between the date of this Agreement and the Closing Date (or the earlier termination of this Agreement in accordance with Article IX) unless otherwise prohibited by applicable Law or the requirements of the New York Stock Exchange, each of Athena and the Company shall each use its reasonable best efforts to consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement, the Merger or any of the other Transactions, and shall use commercially reasonable efforts not issue any such press release or make any such public statement without the prior written consent of the other party; provided, however, that the foregoing shall not prevent or prohibit Athena from making any filings or disclosures that Athena, upon the advice of counsel, determines are required to be made under the Securities Act or Exchange Act or the rules or regulations of the New York Stock Exchange; provided, further, that in such an event, the party making such filing or disclosure shall use its commercially reasonable efforts to consult with the other party in advance as to its form, content and timing.

Section 7.12 Tax Matters. Each of Athena, Merger Sub and the Company shall use their respective commercially reasonable efforts to cause the Merger to qualify, and agree not to, and not to permit or cause any of their affiliates or subsidiaries to, take any action which to its knowledge could reasonably be expected to prevent or impede the Merger from qualifying, as a reorganization within the meaning of Section 368(a) of the Code. This Agreement is intended to constitute, and the parties hereto hereby adopt this Agreement as, a “plan of reorganization” within the meaning of Treasury Regulation Sections 1.368-2(g) and 1.368-3(a). Each of Athena, Merger Sub and the Company shall report the Merger as a reorganization within the meaning of Section 368(a) of the Code unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code, including attaching the statement described in Treasury Regulations Section 1.368-3(a) on or with its Tax Return for the taxable year of the Merger. Each party shall promptly notify the other party in writing if, before the Closing Date, such party knows or has reason to believe that the Merger may not qualify for the Intended Tax Treatment (and whether the terms of this Agreement could be reasonably amended in order to facilitate such qualification). Without limiting the generality of the foregoing, if the Company reasonably determines on advice of its counsel that there is a material risk that the Merger will not qualify for the Intended Tax Treatment, but would be reasonably expected to so qualify if a second-step merger of the Surviving Corporation into a limited liability company directly and wholly owned by Athena that is disregarded as an entity for federal tax purposes were consummated, in accordance with Delaware law, as promptly as practicable following the Merger (such second-step merger, the “Second Merger”), then the Second Merger shall be so consummated; provided, that if such Second Merger occurs, (i) the Merger and the Second Merger shall be treated as one integrated transaction for U.S. federal income tax purposes and (ii) references to the Company or the Surviving Corporation (in each case, after the effective time of the Second Merger) and all other provisions of this Agreement shall be interpreted mutatis mutandis to take into account the change in structure of the business combination. The transactions contemplated by this agreement shall be reported by the parties for all Tax purposes in accordance with the foregoing, unless otherwise required by a Governmental Authority as a result of a “determination” within the meaning of Section 1313(a) of the Code. The parties shall cooperate with each other and their respective counsel to document and support the Intended Tax Treatment, and each party shall use its reasonable best efforts to execute and deliver to counsel of the Company, and/or Athena, as the case may be, letters of representation customary for transactions of this type and reasonably satisfactory to counsel of the Company, or Athena, as the case may be, at such time and times as such counsel shall reasonably request, including in connection with the filing and/or effectiveness of the Registration Statement. If an opinion with respect to the Intended Tax Treatment is required or requested by the SEC, the Company and Athena shall use their respective reasonable best efforts to cause each of their respective counsel to render such an opinion.

Section 7.13 Stock Exchange Listing. From the date hereof through the Effective Time, Athena shall ensure Athena remains listed as a public company on the New York Stock Exchange, and shall prepare and submit to the New York Stock Exchange a listing application, if required under the New York Stock Exchange rules, covering the shares of Athena Common Stock issuable in the Merger, and shall obtain approval for the listing of such shares of Athena Common Stock and the Company shall reasonably cooperate with Athena with respect to such listing.

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Section 7.14 Antitrust.

(a) Each party hereto agrees to promptly submit the Notification and Report Form required by the HSR Act, and in any event to do so within ten (10) Business Days of the date of this Agreement. The parties hereto agree to supply as promptly as reasonably practicable additional information and documentary material that may be requested by any Governmental Authority pursuant to any Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade, including the HSR Act (“Antitrust Laws”) and to take all other actions necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods or obtain required approvals, as applicable under Antitrust Laws as soon as practicable, including by requesting early termination of the waiting period provided for under the HSR Act.

(b) Each party shall, in connection with its efforts to obtain all requisite approvals and authorizations for the Transactions under any Antitrust Law, use its commercially reasonable efforts to: (i) cooperate in all respects with each other party or its affiliates in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private person; (ii) keep the other parties promptly informed of any communication received by such party or its Representatives from, or given by such party or its Representatives to, any Governmental Authority and of any communication received or given in connection with any proceeding by a private person, in each case regarding any of the Transactions; (iii) permit the other parties and their respective outside counsel to review in advance any communication given by it to any Governmental Authority concerning the Transactions, consider in good faith the views of the other in connection with any proposed written communications by such party to any Governmental Authority concerning the Transactions, and consult with each other in advance of any meeting or conference with, any Governmental Authority or, in connection with any proceeding by a private person, with any other person, and to the extent not prohibited by such Governmental Authority or other person, give the other parties the opportunity to attend and participate in such meetings and conferences; (iv) in the event a party is prohibited from participating in or attending any meetings or conferences, the other parties shall keep such party promptly and reasonably apprised with respect thereto; and (v) use commercially reasonable efforts to cooperate in the filing of any memoranda, white papers, filings, correspondence or other written communications explaining or defending the Transactions, articulating any regulatory or competitive argument, and/or responding to requests or objections made by any Governmental Authority. Materials required to be provided pursuant to this Section 7.14(b) may be restricted to outside counsel and redacted (1) to remove references concerning the valuation of the Company, (2) as necessary to comply with contractual arrangements, and (3) as necessary to address attorney-client privilege concerns.

(c) No party hereto shall take any action that could reasonably be expected to adversely affect or materially delay the approval of any Governmental Authority of any required filings or applications under Antitrust Laws, including that Athena shall not, and shall cause its Affiliates not to, acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any Person or portion thereof, or otherwise acquire or agree to acquire any assets, if such acquisition or agreement would reasonably be expected to delay obtaining or significantly increase the risk of not obtaining, any authorizations, consents, orders, declarations or approvals of any Governmental Authority necessary to consummate the Transactions or the expiration or termination of any applicable waiting period. The parties hereto further covenant and agree, with respect to a threatened or pending preliminary or permanent injunction or other order, decree or ruling or statute, rule, regulation or executive order that would adversely affect the ability of the parties to consummate the Transactions, to use commercially reasonable efforts to prevent or lift the entry, enactment or promulgation thereof, as the case may be.

Section 7.15 PCAOB Financial Statements; Balance Sheet.

(a) The Company shall use reasonable best efforts to deliver to Athena true and complete copies of the reviewed financial statements of the Company for (i) the three (3) month period ended March 31, 2021 not later than thirty (30) days from the date hereof (the “PCAOB Q1 Financial Statements”) and (ii) each completed quarterly period required to be included in the Proxy Statement or Registration Statement, each audited or reviewed, as applicable, by a U.S. accounting firm registered with the PCAOB within forty-five (45) days after the last day of each such completed quarterly period between the date of this Agreement and the Closing Date, (together with the PCAOB Q1 Financial Statements, the “PCAOB Financial Statements”). In addition, the Company shall use reasonable best efforts to deliver to Athena true and complete copies of any additional reviewed financial statements of the Company for each completed quarterly period required to be included in any amendment or supplement

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to the Proxy Statement or Registration Statement or in the Current Report on Form 8-K to be filed with the SEC within four (4) Business Days following the Effective Time (the “Super 8-K”) as requested by Athena or as soon as practicable prior to the due date for filing any such amendment or supplement or the due date for the Super 8-K.

(b) The Company shall use its reasonable best efforts to provide to Athena by the fifteenth (15th) day of the following month, a true and complete copy of the unaudited balance sheet of the Company for the preceding month (each, an “Interim Monthly Balance Sheet”), and the related reviewed statements of operations and cash flows (or equivalent financial statements, as applicable) of the Company for such month then ended (such financial statements, including the Interim Monthly Balance Sheet, the “Interim Monthly Financial Statements”).

Section 7.16 Trust Account. As of the Effective Time, the obligations of Athena to dissolve or liquidate within a specified time period as contained in Athena’s Certificate of Incorporation will be terminated and Athena shall have no obligation whatsoever to dissolve and liquidate the assets of Athena by reason of the consummation of the Merger or otherwise, and no stockholder of Athena shall be entitled to receive any amount from the Trust Account. At least 48 hours prior to the Effective Time, Athena shall provide notice to the Trustee in accordance with the Trust Agreement and shall deliver any other documents, opinions or notices required to be delivered to the Trustee pursuant to the Trust Agreement and cause the Trustee prior to the Effective Time to, and the Trustee shall thereupon be obligated to, transfer all funds held in the Trust Account to Athena (to be held as available cash on the balance sheet of Athena, and to be used for working capital and other general corporate purposes of the business following the Closing) and thereafter shall cause the Trust Account and the Trust Agreement to terminate.

Section 7.17 Financing. Unless otherwise approved in writing by the Company (which approval shall not be unreasonably withheld, conditioned or delayed), and except for any of the following actions that would not increase conditionality or impose any new obligation on the Company or Athena, reduce the PIPE Financing Amount or the subscription amount under any Subscription Agreement or reduce or impair the rights of Athena or the third-party beneficiary rights of the Company under any Subscription Agreement, Athena shall not permit any amendment or modification to be made to, any waiver (in whole or in part) of, or provide consent to modify (including consent to terminate), any provision or remedy under, or any replacements of, any of the Subscription Agreements, in each case, other than any assignment or transfer contemplated therein or expressly permitted thereby (without any further amendment, modification or waiver to such assignment or transfer provision) or any amendment, modification or waiver that is solely ministerial in nature or otherwise immaterial, and, in each case, that does not affect any economic or any other material term, shall not require the prior written consent; provided, that, in the case of any such assignment or transfer, the initial party to such Subscription Agreement remains bound by its obligations with respect thereto in the event that the transferee or assignee, as applicable, does not comply with its obligations to consummate the purchase of shares of Athena Common Stock contemplated thereby. Athena shall use its reasonable best efforts to (i) enforce the obligations of the PIPE Investors under the Subscription Agreements and consummate the purchases contemplated by the Subscription Agreements on the terms and subject to the conditions set forth in the Subscription Agreements, (ii) satisfy all conditions to the PIPE Financing set forth in the Subscription Agreements that are within its control, and (iii) satisfy and comply with its obligations under the Subscription Agreements. The Company shall use its reasonable best efforts to, and shall use its reasonable best efforts to cause its Representatives to, cooperate with Athena and its Representatives in connection with the matters specified in this Section 7.17, including, without limitation, to satisfy all conditions to the PIPE Financing set forth in the Subscription Agreements that are within its control. If reasonably requested by the Company, Athena shall, to the extent it has such rights under the Subscription Agreement, waive any breach of any representation, warranty, covenant or agreement of the Subscription Agreement by any PIPE Investor to the extent necessary to cause the satisfaction of the conditions to closing of the PIPE Financing set forth in the Subscription Agreements and solely for the purpose of consummating the Closing, provided that (i) any such waiver may be subject to, and conditioned upon, the Closing occurring and the substantially concurrent funding of such PIPE Financing, (ii) subject to, and condition upon, the Closing occurring substantially concurrent funding of the PIPE Financing, the Company also waives any such breach to the extent the Company is a third party beneficiary of the provision that was so breached (iii) any such waiver shall be subject to the rights of the placement agent, as applicable, under such Subscription Agreement with respect to such waiver.

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Article VIII
CONDITIONS TO THE MERGER

Section 8.1 Conditions to the Obligations of Each Party. The obligations of the Company, Athena and Merger Sub to consummate the Transactions, including the Merger, are subject to the satisfaction or waiver (where permissible) at or prior to the Closing of the following conditions:

(a) Written Consent. The Written Consent shall have been delivered to Athena.

(b) Athena Stockholders’ Approval. The Athena Proposals shall have been approved and adopted by the requisite affirmative vote of the stockholders of Athena in accordance with the Proxy Statement, the DGCL, the Athena Organizational Documents and the rules and regulations of the New York Stock Exchange.

(c) No Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law, rule, regulation, judgment, decree, executive order or award which is then in effect and has the effect of making the Transactions, including the Merger, illegal or otherwise prohibiting consummation of the Transactions, including the Merger.

(d) HSR Act Waiting Period. All required filings under the HSR Act shall have been completed and any applicable waiting period (and any extension thereof) applicable to the consummation of the Transactions under the HSR Act shall have expired or been terminated.

(e) Registration Statement. The Registration Statement shall have been declared effective under the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall be in effect, and no proceedings for purposes of suspending the effectiveness of the Registration Statement shall have been initiated or be threatened by the SEC.

(f) Stock Exchange Listing. The shares of Athena Common Stock shall be listed on the New York Stock Exchange as of the Closing Date.

(g) Athena Board. The parties shall have caused the Initial Post-Closing Heliogen, Inc. Directors to be designed as directors on the Heliogen, Inc. Board.

(h) Net Tangible Assets Test. Upon the Closing, and after giving effect to the Redemption Rights, Athena shall have net tangible assets of at least $5,000,001 (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) (excluding assets of the Surviving Corporation).

Section 8.2 Conditions to the Obligations of Athena and Merger Sub. The obligations of Athena and Merger Sub to consummate the Transactions, including the Merger, are subject to the satisfaction or waiver (where permissible) at or prior to the Closing of the following additional conditions:

(a) Representations and Warranties. The representations and warranties of the Company contained in Section 4.1 (Organization and Qualification; Subsidiaries), Section 4.4 (Authority Relative to this Agreement), Section 4.5 (No Conflict; Required Filings and Consents), and Section 4.24 (Brokers) shall each be true and correct in all material respects as of the date hereof and as of the Closing Date as though made on the Closing Date (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth therein), except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date. The representations and warranties of the Company contained in Section 4.3 (Capitalization.) shall be true and correct in all respects as of the date hereof and as of the Closing Date as though made on the Closing Date, except for de minimis inaccuracies set forth therein. All other representations and warranties of the Company contained in this Agreement shall be true and correct (without giving any effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth therein) as of the as of the date hereof and as of the Closing Date, as though made on and as of the Closing Date, except (i) to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date and (ii) where the failure of such representations and warranties to be true and correct (whether as of the Closing Date or such earlier date), has not had, and would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.

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(b) Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.

(c) Officer Certificate. The Company shall have delivered to Athena a certificate, dated the date of the Closing, signed by an officer of the Company, certifying as to the satisfaction of the conditions specified in Section 8.2(a), Section 8.2(b) and Section 8.2(d).

(d) Material Adverse Effect. No Company Material Adverse Effect shall have occurred between the date of this Agreement and the Closing Date.

(e) Resignation. Other than those persons identified as continuing directors on Schedule 2.5, all members of the Company Board and the Board of Directors of the Company Subsidiaries shall have executed written resignations effective as of the Effective Time.

(f) Stockholder Support Agreement. The Stockholder Support Agreement shall be in full force and effect, and no Key Company Stockholder shall have attempted to repudiate or disclaim any of its or his obligations thereunder.

(g) Registration Rights and Lock-Up Agreement. All parties to the Registration Rights and Lock-Up Agreement (other than Athena) shall have delivered, or cause to be delivered, to Athena copies of the Registration Rights and Lock-Up Agreement duly executed by all such parties.

(h) FIRPTA Tax Certificates. On or prior to the Closing, the Company shall deliver to Athena a properly executed certification that shares of Company Common Stock are not “U.S. real property interests” in accordance with the Treasury Regulations under Sections 897 and 1445 of the Code, together with a notice to the IRS (which shall be filed by Athena with the IRS following the Closing) in accordance with the provisions of Section 1.897-2(h)(2) of the Treasury Regulations.

(i) Amendment to the Company’s Amended and Restated Articles of Incorporation. The Company shall have effected the amendment to its Amended and Restated Certificate of Incorporation as contemplated in the Stockholder Support Agreement.

Section 8.3 Conditions to the Obligations of the Company. The obligations of the Company to consummate the Transactions, including the Merger, are subject to the satisfaction or waiver (where permissible) at or prior to Closing of the following additional conditions:

(a) Representations and Warranties. The representations and warranties of Athena and Merger Sub contained in Section 5.1 (Corporation Organization), Section 5.2 (Certificate of Incorporation and Bylaws), Section 5.4 (Authority Relative to This Agreement), Section 5.5 (No Conflict; Required Filings and Consents), and Section 5.13 (Brokers) shall each be true and correct in all material respects as of the date hereof and as of the Closing Date as though made on the Closing Date (without giving effect to any limitation as to “materiality” or “Athena Material Adverse Effect” or any similar limitation set forth therein), except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date. The representations and warranties of the Company contained in Section 4.3 (Capitalization) shall be true and correct in all respects as of the date hereof and as of the Closing Date as though made on the Closing Date, except for de minimis inaccuracies set forth therein. All other representations and warranties of Athena and Merger Sub contained in this Agreement shall be true and correct (without giving any effect to any limitation as to “materiality” or “Athena Material Adverse Effect” or any similar limitation set forth therein) as of the date hereof and as of the Closing Date, as though made on and as of the Closing Date, except (i) to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date and (ii) where the failure of such representations and warranties to be true and correct (whether as of the Closing Date or such earlier date), has not had, and would not be reasonably likely to have, individually or in the aggregate, a Athena Material Adverse Effect.

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(b) Agreements and Covenants. Athena and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.

(c) Officer Certificate. Athena shall have delivered to the Company a certificate, dated the date of the Closing, signed by the President of Athena, certifying as to the satisfaction of the conditions specified in Section 8.3(a), Section 8.3(b) and Section 8.3(d).

(d) Material Adverse Effect. No Athena Material Adverse Effect shall have occurred between the date of this Agreement and the Closing Date.

(e) Resignation. Other than those persons identified as continuing directors on Schedule 2.5, all members of the Athena Board shall have executed written resignations effective as of the Effective Time.

(f) Stock Exchange Listing. A supplemental listing shall have been filed with the New York Stock Exchange as of the Closing Date to list the shares constituting the Aggregate Merger Consideration.

(g) Minimum Proceeds. Athena shall have cash and cash equivalents in an aggregate amount not less than $150,000,000 including the cash available to Athena from the Trust Account (after any redemptions by the Athena stockholders and the payment of any deferred underwriting expenses of Athena not related to the transactions contemplated by this Agreement) and the proceeds from the PIPE Financing.

(h) Sponsor Support Agreement. The Sponsor Support Agreement shall be in full force and effect, and the Sponsor shall not have attempted to repudiate or disclaim any of its obligations thereunder.

(i) A&R Sponsor Agreement. The A&R Sponsor Letter Agreement shall be in full force and effect and none of the parties thereto shall have attempted to repudiate or disclaim any of their respective obligations thereunder.

Article IX
TERMINATION, AMENDMENT AND WAIVER

Section 9.1 Termination. This Agreement may be terminated and the Merger and the other Transactions may be abandoned at any time prior to the Effective Time, notwithstanding any requisite approval and adoption of this Agreement and the Transactions by the stockholders of the Company or Athena, as follows:

(a) by mutual written consent of Athena and the Company; or

(b) by either Athena or the Company if the Effective Time shall not have occurred prior to December 31, 2021 (the “Outside Date”); or

(c) by either Athena or the Company if any Governmental Authority in the United States shall have enacted, issued, promulgated, enforced or entered any permanent injunction, order, decree or ruling which has become final and nonappealable and has the effect of making consummation of the Transactions, including the Merger, illegal or otherwise preventing or prohibiting consummation of the Transactions or the Merger; or

(d) by either Athena or the Company if any of the Athena Proposals shall fail to receive the requisite vote for approval at the Athena Stockholders’ Meeting (including any adjournments or postponements thereof); or

(e) by Athena if the Company shall have failed to deliver the Written Consent to Athena within one (1) Business Day after the effectiveness of the Registration Statement; or

(f) by Athena upon a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue, in either case such that the conditions set forth in Section 8.2(a) and Section 8.2(b) would not be satisfied (“Terminating Company Breach”); provided that Athena has not waived such Terminating Company Breach and Athena and Merger Sub are not then in material breach of their representations, warranties, covenants or agreements

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in this Agreement; provided further that, if such Terminating Company Breach is curable by the Company, Athena may not terminate this Agreement under this Section 9.1(f) for so long as the Company continues to exercise its reasonable efforts to cure such breach, unless such breach is not cured within thirty (30) days after notice of such breach is provided by Athena to the Company; or

(g) by the Company upon a breach of any representation, warranty, covenant or agreement on the part of Athena or Merger Sub set forth in this Agreement, or if any representation or warranty of Athena or Merger Sub shall have become untrue, in either case such that the conditions set forth in Section 8.3(a) and Section 8.3(b) would not be satisfied (“Terminating Athena Breach”); provided that the Company has not waived such Terminating Athena Breach and the Company is not then in material breach of their representations, warranties, covenants or agreements in this Agreement; provided, however, that, if such Terminating Athena Breach is curable by Athena and Merger Sub, the Company may not terminate this Agreement under this Section 9.1(g) for so long as Athena and Merger Sub continue to exercise their reasonable efforts to cure such breach, unless such breach is not cured within thirty (30) days after notice of such breach is provided by the Company to Athena.

(h) by Athena if the PCAOB Q1 Financial Statements shall not have been delivered to Athena by the Company on or before the date that is forty (40) days from the date hereof; provided, that Athena may not terminate this Agreement under this Section 9.1(h) for so long as the Company continues to exercise its reasonable best efforts to deliver such PCAOB Q1 Financial Statements unless the Company has not delivered such PCAOB Q1 Financial Statements within ten (10) days after notice of failure to deliver the PCAOB Q1 Financial Statements is provided by Athena to the Company.

Section 9.2 Effect of Termination. In the event of the termination of this Agreement pursuant to Article IX, this Agreement shall forthwith become void, and there shall be no liability under this Agreement on the part of any party hereto, except as set forth in this Section 9.2, Article X, and any corresponding definitions set forth in Article I, or in the case of termination subsequent to a willful material breach of this Agreement by a party hereto.

Section 9.3 Expenses. Except as set forth in this Section 9.3, or elsewhere in this Agreement, including, for the avoidance of doubt Section 3.5, all expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such expenses; provided, that if the Closing shall occur, Athena shall (x) pay or cause to be paid, the Outstanding Company Transaction Expenses, and (y) pay or cause to be paid, any Outstanding Athena Transaction Expenses (including transaction expenses incurred, accrued, paid or payable by Athena’s Affiliates on Athena’s behalf), in each of case (x) and (y), in accordance with Section 3.5. For the avoidance of doubt, any payments to be made (or to cause to be made) by Athena pursuant to this Section 9.3 shall be paid upon consummation of the Merger and release of proceeds from the Trust Account.

Section 9.4 Amendment. This Agreement may be amended in writing by the parties hereto at any time prior to the Effective Time. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

Section 9.5 Waiver. At any time prior to the Effective Time, (i) Athena may (a) extend the time for the performance of any obligation or other act of the Company, (b) waive any inaccuracy in the representations and warranties of the Company contained herein or in any document delivered by the Company pursuant hereto and (c) waive compliance with any agreement of the Company or any condition to its own obligations contained herein and (ii) the Company may (a) extend the time for the performance of any obligation or other act of Athena or Merger Sub, (b) waive any inaccuracy in the representations and warranties of Athena or Merger Sub contained herein or in any document delivered by Athena and/or Merger pursuant hereto and (c) waive compliance with any agreement of Athena or Merger Sub or any condition to its own obligations contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

Article X
GENERAL PROVISIONS

Section 10.1 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by email or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.1):

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if to Athena or Merger Sub:

Athena Technology Acquisition Corp.
125 Townpark Drive, Suite 300
Kennesaw, GA 30144

Attention:	Phyllis Newhouse, Chief Executive Officer
Isabelle Freidheim, Chairman of the Board
Email:	phyllisnewhouse@athena1.com; isabelle@athena1.com

with a copy to:

DLA Piper LLP (US)
1201 W Peachtree St NE #2800
Atlanta, GA 30309

Attention:	Gerry Williams
Email:	gerry.williams@dlapiper.com

if to the Company:

Heliogen, Inc.
130 West Union Street, Pasadena, California

Attention:	Debbie Chen, General Counsel
Email:	legal@heliogen.com

with a copy to:

Cooley LLP
1333 2nd Street, Suite 400
Santa Monica, CA 90401-4100

Attention:	Dave Young
Email:	dyoung@cooley.com

Cooley LLP
101 California St, 5th Floor
San Francisco, CA 94111-5800

Attention:	Garth Osterman
David Peinsipp
Email:	gosterman@cooley.com; dpeinsipp@cooley.com

Section 10.2 Nonsurvival of Representations, Warranties and Covenants. Except in the case of Fraud, none of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall survive the Closing and, except in the case of Fraud, all such representations, warranties, covenants, obligations or other agreements shall terminate and expire upon the occurrence of the Closing (and there shall be no liability after the Closing in respect thereof), except for (a) those covenants and agreements contained herein that by their terms expressly apply in whole or in part after the Closing and then only with respect to any breaches occurring after the Closing and (b) this Article X and any corresponding definitions set forth in Article I.

Section 10.3 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

Annex A-59

Section 10.4 Entire Agreement; Assignment. This Agreement and the Ancillary Agreements constitute the entire agreement among the parties with respect to the subject matter hereof and supersede, except as set forth in Section 7.4, all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof, except for the Confidentiality Agreement. This Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise) by any party without the prior express written consent of the other parties hereto.

Section 10.5 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than Section 7.7 (which is intended to be for the benefit of the persons covered thereby and may be enforced by such persons).

Section 10.6 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to Contracts executed in and to be performed in that State. All legal actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in any Delaware Chancery Court; provided, that if jurisdiction is not then available in the Delaware Chancery Court, then any such legal Action may be brought in any federal court located in the State of Delaware or any other Delaware state court. The parties hereto hereby (a) irrevocably submit to the exclusive jurisdiction of the aforesaid courts for themselves and with respect to their respective properties for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto, and (b) agree not to commence any Action relating thereto except in the courts described above in Delaware, other than Actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Action arising out of or relating to this Agreement or the transactions contemplated hereby, (i) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (ii) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) that (A) the Action in any such court is brought in an inconvenient forum, (B) the venue of such Action is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

Section 10.7 Waiver of Jury Trial. Each of the parties hereto hereby waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement or the Transactions. Each of the parties hereto (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce that foregoing waiver and (b) acknowledges that it and the other hereto have been induced to enter into this Agreement and the Transactions, as applicable, by, among other things, the mutual waivers and certifications in this Section 10.7.

Section 10.8 Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 10.9 Counterparts. This Agreement may be executed and delivered (including by facsimile or portable document format (pdf) transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

Section 10.10 Specific Performance. The parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof, and, accordingly, that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the parties’ obligation to consummate the Merger) in the Court of Chancery of the State of Delaware or, if that court does not have jurisdiction, any court of the United States located in the State of Delaware without proof of actual damages or otherwise, in addition to any other remedy to which they are entitled at law or in equity as expressly permitted in this Agreement. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any Law to post security or a bond as a prerequisite to obtaining equitable relief.

[Signature Page Follows.]

Annex A-60

IN WITNESS WHEREOF, Athena, Merger Sub, and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

Athena Technology Acquisition Corp.

By:	/s/ Phyllis Newhouse
Name:	Phyllis Newhouse
Title:	Chief Executive Officer

By:	/s/ Isabelle Freidheim
Name:	Isabelle Freidheim
Title:	Chairman

HelioMAX Merger Sub, Inc.

By:	/s/ Phyllis Newhouse
Name:	Phyllis Newhouse
Title:	Chief Executive Officer

Heliogen, Inc.

By:	/s/ Bill Gross
Name:	Bill Gross
Title:	Chief Executive Officer and Founder

Annex A-61

Annex B

Execution Version

REGISTRATION RIGHTS AND LOCK-UP AGREEMENT

THIS REGISTRATION RIGHTS AND LOCK-UP AGREEMENT (this “Agreement”), dated as of [•], 2021, is made and entered into by and among [PUBCO] (f/k/a Athena Technology Acquisition Corp.), a Delaware corporation (the “Company”), and the parties listed on Schedule A hereto (each, a “Holder” and collectively, the “Holders”). Any capitalized term used but not defined herein will have the meaning ascribed to such term in the Business Combination Agreement (as defined below).

RECITALS

WHEREAS, the Company, HelioMax Merger Sub, Inc., a Delaware corporation, and Heliogen, Inc., a Delaware corporation (“Heliogen”) are party to that certain Business Combination Agreement, dated as of [•], 2021 (the “Business Combination Agreement”), pursuant to which, on the Closing Date (as defined in the Business Combination Agreement), Merger Sub will merge with and into Heliogen (the “Business Combination”), with Heliogen surviving as a wholly owned subsidiary of the Company;

WHEREAS, pursuant to the Business Combination Agreement, the Company is issuing shares of the Company’s common stock, par value $0.0001 per share (the “Common Stock”), to the Holders designated on Schedule A hereto;

WHEREAS, the Company and Athena Technology Sponsor LLC, a Delaware limited liability company (the “Sponsor”), and such other persons who may become parties thereto pursuant to Section 5.2 thereof, are parties to that certain Registration Rights Agreement, dated as of March 16, 2021 (as may be amended or restated or modified from time to time, the “Sponsor Registration Rights Agreement”); and

WHEREAS, the Company desires to set forth certain matters regarding the ownership of the Registrable Securities (as defined below) by the Holders.

NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I
DEFINITIONS

1.1         Definitions. The terms defined in this Article I shall, for all purposes of this Agreement, have the respective meanings set forth below:

“Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of the Chief Executive Officer or Chief Financial Officer of the Company, after consultation with counsel to the Company, (i) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein (in the case of any prospectus and any preliminary prospectus, in the light of the circumstances under which they were made) not misleading, (ii) would not be required to be made at such time if the Registration Statement were not being filed, and (iii) the Company has a bona fide business purpose for not making such information public.

“Agreement” shall have the meaning given in the Preamble.

“Board” shall mean the Board of Directors of the Company.

“Business Combination” shall have the meaning given in the Preamble.

“Change in Control” shall mean the transfer (whether by tender offer, merger, stock purchase, consolidation or other similar transaction), in one transaction or a series of related transactions, to a person or group of affiliated

Annex B-1

persons of the Company’s voting securities if, after such transfer, such transferee or group of affiliated transferees would hold more than 50% of outstanding voting securities of the Company (or surviving entity) or would otherwise have the power to control the board of directors of the Company or to direct the operations of the Company.

“Commission” shall mean the Securities and Exchange Commission.

“Common Stock” shall have the meaning given in the Recitals hereto.

“Company” shall have the meaning given in the Preamble.

“Demand Registration” shall have the meaning given in subsection 2.1.1.

“Demanding Holder” shall have the meaning given in subsection 2.1.1.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as it may be amended from time to time.

“Form S-1” shall have the meaning given in subsection 2.1.1.

“Form S-3” shall have the meaning given in subsection 2.3.

“Holders” shall have the meaning given in the Preamble.

“Lock-up Period” shall mean, with respect to the Registerable Securities, the period ending on the earliest of (A) the date that is one hundred eighty (180) days after the Effective Time (as defined in the Business Combination Agreement) of the Business Combination, (B) the last date on which (i) with respect to 50% of such Registrable Securities, the closing price of the Common Stock reported on the NYSE (or, if the NYSE is not the principal trading market for the Common Stock on such day, then the closing or similar trading price reported on the principal national securities exchange or securities market on which the Common Stock is then traded) (“Closing Price”) equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and similar transactions affecting all outstanding shares of Common Stock) for any 20 Trading Days within any consecutive 30-Trading Day period, (ii) with respect to 25% of such shares, if the Closing Price of the Common Stock equals or exceeds $13.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and similar transactions affecting all outstanding shares of Common Stock) for any 20 Trading Days within any consecutive 30-Trading Day period, and (iii) with respect to the remaining 25% of such shares, if the Closing Price of the Common Stock equals or exceeds $17.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and similar transactions affecting all outstanding shares of Common Stock) for any 20 Trading Days within any consecutive 30-Trading Day period, or (C) after the Effective Time of the Business Combination, the date on which the Company completes a Change in Control.

“Maximum Number of Securities” shall have the meaning given in subsection 2.1.4.

“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus, or necessary to make the statements in a Registration Statement or Prospectus (in the light of the circumstances under which they were made) not misleading.

“Other Holder” shall have the meaning in subsection 2.2.1.

“Permitted Transferee” shall mean, during the Lock-up Period, any person to whom a Holder may Transfer Registrable Securities in accordance with subsection 5.2 of this Agreement, and to any permitted transferee thereafter.

“Piggyback Registration” shall have the meaning given in subsection 2.2.1.

“Pro Rata” shall have the meaning given in subsection 2.1.4.

“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.

“Registrable Security” shall mean any Common Stock held by a Holder immediately following consummation of the Business Combination. Registrable Securities include (i) any Common Stock issued or issuable upon any exercise or conversion of any warrants, (ii) shares of capital stock, or (iii) other securities of the Company issued as a dividend or other distribution with respect to or in exchange for or in replacement of any of the securities described

Annex B-2

in the foregoing sentence. As to any particular Registrable Security, such security shall cease to be a Registrable Security when: (a) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement; (b) such securities shall have been otherwise transferred, new certificates for such securities not bearing a legend restricting further transfer shall have been delivered by the Company and subsequent public distribution of such securities shall not require registration under the Securities Act; (c) such securities shall have ceased to be outstanding; (d) such securities may be sold without registration pursuant to Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission) (but with no volume or other restrictions or limitations); or (e) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction.

“Registration” shall mean a registration effected by preparing and filing a registration statement or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.

“Registration Expenses” shall mean the out-of-pocket expenses of a Registration, including, without limitation, the following:

(A)all registration and filing fees (including fees with respect to filings required to be made with the Financial Industry Regulatory Authority, Inc.) and any securities exchange on which the Common Stock is then listed;

(B)         fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);

(C)         printing, messenger, telephone and delivery expenses;

(D)        reasonable fees and disbursements of counsel for the Company;

(E)         reasonable fees and disbursements of all independent registered public accountants of the Company incurred specifically in connection with such Registration; and

(F)reasonable fees and expenses of one (1) legal counsel selected by the majority-in-interest of the Demanding Holders initiating a Demand Registration to be registered for offer and sale in the applicable Registration.

“Registration Statement” shall mean any registration statement that covers the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.

“Requesting Holder” shall have the meaning given in subsection 2.1.1.

“Securities Act” shall mean the Securities Act of 1933, as amended from time to time.

“Sponsor” shall have the meaning given in the recitals to this Agreement.

“Sponsor Registration Rights Agreement” shall have the meaning given in the recitals to this Agreement.

“Trading Day” means any day on which the Common Stock is traded on the NYSE, or, if the NYSE is not the principal trading market for the Common Stock on such day, then on the principal national securities exchange or securities market on which the Common Stock is then traded.

“Transfer” shall mean to, directly or indirectly, sell, transfer, assign, pledge, encumber, hypothecate or similarly dispose of, either voluntarily or involuntarily, or to enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation or similar disposition of, any interest owned by a person or any interest (including a beneficial interest) in, or the ownership, control or possession of, any interest owned by a person.

“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.

“Underwritten Registration” or “Underwritten Offering” shall mean a Registration in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public.

Annex B-3

ARTICLE II
REGISTRATIONS

2.1         Demand Registration.

2.1.1      Request for Registration. Subject to the provisions of subsection 2.1.4, Section 2.4 and Article V hereof, at any time and from time to time on or after the date the Company consummates the Business Combination, the Holders holding at least a majority in interest of the then-outstanding number of Registrable Securities held by all the Holders (such Holders, the “Demanding Holders”) may make a written demand for Registration of all or part of their Registrable Securities, which written demand shall describe the amount and type of securities to be included in such Registration and the intended method(s) of distribution thereof (such written demand a “Demand Registration”). The Company shall, within ten (10) days of the Company’s receipt of the Demand Registration, notify, in writing, all other Holders of Registrable Securities of such demand, and each Holder of Registrable Securities who thereafter wishes to include all or a portion of such Holder’s Registrable Securities in a Registration pursuant to a Demand Registration (each such Holder that includes all or a portion of such Holder’s Registrable Securities in such Registration, a “Requesting Holder”) shall so notify the Company, in writing, within five (5) days after the receipt by the Holder of the notice from the Company. Upon receipt by the Company of any such written notification from a Requesting Holder(s) to the Company, such Requesting Holder(s) shall be entitled to have their Registrable Securities included in a Registration pursuant to a Demand Registration and the Company shall effect, as soon thereafter as practicable, but not more than forty five (45) days immediately after the Company’s receipt of the Demand Registration, the Registration of all Registrable Securities requested by the Demanding Holders and Requesting Holders pursuant to such Demand Registration. Under no circumstances shall the Company be obligated to effect more than an aggregate of three (3) Registrations pursuant to a Demand Registration under this subsection 2.1.1 with respect to any or all Registrable Securities; provided, however, that a Registration shall not be counted for such purposes unless a Form S-1 or any similar long-form registration statement that may be available at such time (“Form S-1”) has become effective and all of the Registrable Securities requested by the Requesting Holders to be registered on behalf of the Requesting Holders in such Form S-1 Registration have been sold, in accordance with Section 3.1 of this Agreement.

2.1.2      Effective Registration. Notwithstanding the provisions of subsection 2.1.1 above or any other part of this Agreement, a Registration pursuant to a Demand Registration shall not count as a Registration unless and until (i) the Registration Statement filed with the Commission with respect to a Registration pursuant to a Demand Registration has been declared effective by the Commission and (ii) the Company has complied with all of its obligations under this Agreement with respect thereto; provided, further, that if, after such Registration Statement has been declared effective, an offering of Registrable Securities in a Registration pursuant to a Demand Registration is subsequently interfered with by any stop order or injunction of the Commission, federal or state court or any other governmental agency the Registration Statement with respect to such Registration shall be deemed not to have been declared effective, unless and until, (i) such stop order or injunction is removed, rescinded or otherwise terminated, and (ii) a majority-in-interest of the Demanding Holders initiating such Demand Registration thereafter affirmatively elect to continue with such Registration and accordingly notify the Company in writing, but in no event later than five (5) days, of such election; and provided, further, that the Company shall not be obligated or required to file another Registration Statement until the Registration Statement that has been previously filed with respect to a Registration pursuant to a Demand Registration becomes effective or is subsequently terminated.

2.1.3      Underwritten Offering. Subject to the provisions of subsection 2.1.4, Section 2.4 and Article V hereof, and at any time and from time to time on or after the date the Company consummates the Business Combination, if a majority-in-interest of the Demanding Holders so advise the Company as part of their Demand Registration that the offering of the Registrable Securities pursuant to such Demand Registration shall be in the form of an Underwritten Offering, then the right of such Demanding Holder or Requesting Holder (if any) to include its Registrable Securities in such Registration shall be conditioned upon such Holder’s participation in such Underwritten Offering and the inclusion of such Holder’s Registrable Securities in such Underwritten Offering to the extent provided herein. All such Holders proposing to distribute their Registrable Securities through an Underwritten Offering under this subsection 2.1.3 shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the majority-in-interest of the Demanding Holders initiating the Demand Registration and shall execute a customary lock-up agreement in favor of the Underwriters (in each case on substantially the same terms and conditions as all such Holders participating in such Underwritten Offering).

Annex B-4

2.1.4      Reduction of Underwritten Offering. If the managing Underwriter or Underwriters in an Underwritten Registration pursuant to a Demand Registration, in good faith, advises the Company, the Demanding Holders and the Requesting Holders (if any) in writing that the dollar amount or number of Registrable Securities that the Demanding Holders and the Requesting Holders (if any) desire to sell, taken together with all other Common Stock or other equity securities that the Company desires to sell and the Common Stock, if any, as to which a Registration has been requested pursuant to separate written contractual piggy-back registration rights (including, without limitation, under the Sponsor Registration Rights Agreement) held by any other stockholders who desire to sell, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in the Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then the Company shall include in such Underwritten Offering, as follows: (i) first, the Registrable Securities of the Demanding Holders and the Requesting Holders (if any) (pro rata based on the respective number of Registrable Securities that each Demanding Holder and Requesting Holder (if any) has requested be included in such Underwritten Registration and the aggregate number of Registrable Securities that the Demanding Holders and Requesting Holders have requested be included in such Underwritten Registration (such proportion is referred to herein as “Pro Rata”)) that can be sold without exceeding the Maximum Number of Securities; (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), the Registrable Securities of Holders (Pro Rata, based on the respective number of Registrable Securities that each Holder has so requested) exercising their rights to register their Registrable Securities pursuant to subsection 2.2.1 hereof, without exceeding the Maximum Number of Securities; and (iii) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i) and (ii), the Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (iv) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i), (ii) and (iii), the Common Stock or other equity securities of other persons or entities that the Company is obligated to register in a Registration pursuant to separate written contractual arrangements (including, without limitation, the Sponsor Registration Rights Agreement) with such persons and that can be sold without exceeding the Maximum Number of Securities.

2.1.5      Demand Registration Withdrawal. A majority-in-interest of the Demanding Holders initiating a Demand Registration or a majority-in-interest of the Requesting Holders (if any), pursuant to a Registration under subsection 2.1.1 shall have the right to withdraw from a Registration pursuant to such Demand Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of their intention to withdraw from such Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to the Registration of their Registrable Securities pursuant to such Demand Registration. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Registration pursuant to a Demand Registration prior to its withdrawal under this subsection 2.1.5.

2.2         Piggyback Registration.

2.2.1      Piggyback Rights. Subject to Article V hereof, at any time and from time to time on or after the date the Company consummates the Business Combination, if the Company proposes to file a Registration Statement under the Securities Act with respect to an offering of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities, for its own account or for the account of stockholders of the Company (or by the Company and by the stockholders of the Company including, without limitation, pursuant to Section 2.1 hereof), other than a Registration Statement (i) filed in connection with any employee stock option or other benefit plan on Form S-8 (or other successor registration statement form thereof), (ii) for an exchange offer or offering of securities solely to the Company’s existing stockholders, (iii) for an offering of debt that is convertible into equity securities of the Company, (iv) for a dividend reinvestment plan, or (v) filed on Form S-4 (or any successor registration statement form thereof), then the Company shall give written notice of such proposed filing to all of the Holders of Registrable Securities and the holders of other equity securities that the Company is obligated to register in a Registration (collectively, the “Other Holders”) pursuant to separate written contractual piggy-back registration rights (including, without limitation, pursuant to the Sponsor Registration Rights Agreement) as soon as practicable but not less than ten (10) days before the anticipated filing date of such Registration Statement, which notice shall (A) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, in such offering, and (B) offer to all of the Holders of Registrable Securities the opportunity

Annex B-5

to register the sale of such number of Registrable Securities as such Holders may request in writing within five (5) days after receipt of such written notice (such Registration a “Piggyback Registration”). The Company shall, in good faith, cause such Registrable Securities and, subject to the provisions of subsection 2.2.2, the securities of any Other Holders to be included in such Piggyback Registration and shall use its reasonable best efforts to cause the managing Underwriter or Underwriters of a proposed Underwritten Offering to permit the Registrable Securities and, subject to the provisions of subsection 2.2.2, the securities of any Other Holders requested by the Holders or Other Holders, as applicable, pursuant to this subsection 2.2.1 to be included in a Piggyback Registration on the same terms and conditions as any similar securities of the Company included in such Registration and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. All such Holders proposing to distribute their Registrable Securities through an Underwritten Offering under this subsection 2.2.1 shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the Company and shall execute a customary lock-up agreement in favor of the Underwriters (in each case on substantially the same terms and conditions as all such Holders participating in such Underwritten Offering).

2.2.2      Reduction of Piggyback Registration. If the managing Underwriter or Underwriters in an Underwritten Registration that is to be a Piggyback Registration, in good faith, advises the Company and the Holders of Registrable Securities participating in the Piggyback Registration in writing that the dollar amount or number of the shares of Common Stock that the Company desires to sell, taken together with (i) the shares of Common Stock, if any, as to which Registration has been demanded pursuant to separate written contractual arrangements (including, without limitation, pursuant to the Sponsor Registration Rights Agreement) with any Other Holders, (ii) the Registrable Securities as to which registration has been requested pursuant to Section 2.2 hereof, and (iii) the shares of Common Stock, if any, as to which Registration has been requested pursuant to separate written contractual piggy-back registration rights of Other Holders (including, without limitation, pursuant to the Sponsor Registration Rights Agreement), exceeds the Maximum Number of Securities, then:

(a)         If the Registration is undertaken for the Company’s account, the Company shall include in any such Registration (A) first, the Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.2.1 hereof and the Common Stock, if any, as to which Registration has been requested by any Other Holders pursuant to separate written contractual piggy-back registration rights (including, without limitation, pursuant to the Sponsor Registration Rights Agreement), pro rata based on the respective number of Registrable Securities or shares of Common Stock that such Holder or Other Holder, as applicable, has requested be included in such Piggyback Registration relative to the total number of Registrable Securities and shares of Common Stock that all Holders and Other Holders have requested be included in such Piggyback Registration, which can be sold without exceeding the Maximum Number of Securities;

(b)         If the Registration is pursuant to a request by persons or entities other than the Holders of Registrable Securities, then the Company shall include in any such Registration (A) first, the Common Stock or other equity securities, if any, of such requesting persons or entities, other than the Holders of Registrable Securities, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.2.1 hereof and the Common Stock, if any, as to which Registration has been requested by any Other Holders (pro rata based on the respective number of Registrable Securities and shares of Common Stock that such Holder or Other Holder, as applicable, has requested be included in such Piggyback Registration relative to the total number of Registrable Securities and shares of Common Stock that all Holders and Other Holders have requested be included in such Piggyback Registration), which can be sold without exceeding the Maximum Number of Securities; and (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities.

Annex B-6

2.2.3      Piggyback Registration Withdrawal. Any Holder of Registrable Securities shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw from such Piggyback Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Piggyback Registration (or, in the case of an Underwritten Registration pursuant to Rule 415 under the Securities Act, at least two (2) business days prior to the time of pricing of the applicable offering). The Company (whether on its own good faith determination or as the result of a request for withdrawal by persons pursuant to separate written contractual obligations, including, without limitation, pursuant to the Sponsor Registration Rights Agreement) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration at any time prior to the effectiveness of such Registration Statement. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this subsection 2.2.3.

2.2.4      Unlimited Piggyback Registration Rights. For purposes of clarity, any Registration effected pursuant to Section 2.2 hereof shall not be counted as a Registration pursuant to a Demand Registration effected under Section 2.1 hereof.

2.3         Registrations on Form S-3. The Holders of Registrable Securities may, at any time and from time to time on or after the expiration of the Lock-up Period applicable to the Registrable Securities of a Holder (if any), request in writing that the Company, pursuant to Rule 415 under the Securities Act (or any successor rule promulgated thereafter by the Commission), register the resale of any or all of their Registrable Securities on Form S-3 or any similar short form registration statement that may be available at such time (“Form S-3”); provided, however, that the Company shall not be obligated to effect such request through an Underwritten Offering. Within five (5) days of the Company’s receipt of a written request from a Holder or Holders of Registrable Securities for a Registration on Form S-3, the Company shall promptly give written notice of the proposed Registration on Form S-3 to all other Holders of Registrable Securities, and each Holder of Registrable Securities who thereafter wishes to include all or a portion of such Holder’s Registrable Securities in such Registration on Form S-3 shall so notify the Company, in writing, within ten (10) days after the receipt by the Holder of the notice from the Company. As soon as practicable thereafter, but not more than twelve (12) days after the Company’s initial receipt of such written request for a Registration on Form S-3, the Company shall register all or such portion of such Holder’s Registrable Securities as are specified in such written request, together with all or such portion of Registrable Securities of any other Holder or Holders joining in such request as are specified in the written notification given by such Holder or Holders; provided, however, that the Company shall not be obligated to effect any such Registration pursuant to Section 2.3 hereof if (i) a Form S-3 is not available for such offering; or (ii) the Holders of Registrable Securities, together with the Holders of any other equity securities of the Company entitled to inclusion in such Registration, propose to sell the Registrable Securities and such other equity securities (if any) at any aggregate price to the public of less than $[10,000,000].

2.4         Restrictions on Registration Rights. If (A) during the period starting with the date sixty (60) days prior to the Company’s good faith estimate of the date of the filing of, and ending on a date one hundred and twenty (120) days after the effective date of, a Company initiated Registration and provided that the Company has delivered written notice to the Holders prior to receipt of a Demand Registration pursuant to subsection 2.1.1 and it continues to actively employ, in good faith, all reasonable efforts to cause the applicable Registration Statement to become effective; (B) the Holders have requested an Underwritten Registration and the Company and the Holders are unable to obtain the commitment of underwriters to firmly underwrite the offer; or (C) in the good faith judgment of the Board such Registration would be seriously detrimental to the Company and the Board concludes as a result that it is essential to defer the filing of such Registration Statement at such time, then in each case the Company shall furnish to such Holders a certificate signed by the Chairman of the Board stating that in the good faith judgment of the Board it would be seriously detrimental to the Company for such Registration Statement to be filed in the near future and that it is therefore essential to defer the filing of such Registration Statement. In such event, the Company shall have the right to defer such filing for a period of not more than thirty (30) days; provided, however, that the Company shall not defer its obligation in this manner more than once in any 12-month period.

Annex B-7

ARTICLE III
COMPANY PROCEDURES

3.1         General Procedures. If at any time on or after the date of this Agreement the Company is required to effect the Registration of Registrable Securities, the Company shall use its reasonable best efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto the Company shall, as expeditiously as possible:

3.1.1      prepare and file with the Commission as soon as practicable a Registration Statement with respect to such Registrable Securities and use its reasonable best efforts to cause such Registration Statement to become effective and remain effective until all Registrable Securities covered by such Registration Statement have been sold;

3.1.2      prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be requested by the Holders or any Underwriter of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus;

3.1.3      prior to filing a Registration Statement or prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriters, if any, and the Holders of Registrable Securities included in such Registration, and such Holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus), and such other documents as the Underwriters and the Holders of Registrable Securities included in such Registration or the legal counsel for any such Holders may request in order to facilitate the disposition of the Registrable Securities owned by such Holders;

3.1.4      prior to any public offering of Registrable Securities, use its reasonable best efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;

3.1.5      cause all such Registrable Securities to be listed on each securities exchange or automated quotation system on which similar securities issued by the Company are then listed;

3.1.6      provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;

3.1.7      advise each seller of such Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use its reasonable best efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;

3.1.8      at least five (5) days prior to the filing of any Registration Statement or Prospectus or any amendment or supplement to such Registration Statement or Prospectus or any document to be incorporated by reference therein, furnish a copy thereof to each seller of such Registrable Securities and its counsel, including, without limitation, providing copies promptly upon receipt of any comment letters received with respect to any such Registration Statement or Prospectus;

Annex B-8

3.1.9      notify the Holders at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, and then to correct such Misstatement as set forth in Section 3.4 hereof;

3.1.10    permit a representative of the Holders (such representative to be selected by a majority of the participating Holders), the Underwriters, if any, and any attorney or accountant retained by such Holders or Underwriter to participate, at each such person’s own expense, in the preparation of the Registration Statement, and cause the Company’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, attorney or accountant in connection with the Registration; provided, however, that such representatives or Underwriters enter into a confidentiality agreement, in form and substance reasonably satisfactory to the Company, prior to the release or disclosure of any such information; and provided further, the Company may not include the name of any Holder or Underwriter or any information regarding any Holder or Underwriter in any Registration Statement or Prospectus, any amendment or supplement to such Registration Statement or Prospectus, any document that is to be incorporated by reference into such Registration Statement or Prospectus, or any response to any comment letter, without the prior written consent of such Holder or Underwriter and providing each such Holder or Underwriter a reasonable amount of time to review and comment on such applicable document, which comments the Company shall include unless contrary to applicable law;

3.1.11    obtain a “cold comfort” letter from the Company’s independent registered public accountants in the event of an Underwritten Registration which the participating Holders may rely on, in customary form and covering such matters of the type customarily covered by “cold comfort” letters as the managing Underwriter may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating Holders;

3.1.12    on the date the Registrable Securities are delivered for sale pursuant to such Registration, obtain an opinion, dated such date, of counsel representing the Company for the purposes of such Registration, addressed to the Holders, the placement agent or sales agent, if any, and the Underwriters, if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the Holders, placement agent, sales agent, or Underwriter may reasonably request and as are customarily included in such opinions and negative assurance letters, and reasonably satisfactory to a majority in interest of the participating Holders;

3.1.13    in the event of any Underwritten Offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing Underwriter of such offering;

3.1.14    make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve (12) months beginning with the first day of the Company’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule promulgated thereafter by the Commission);

3.1.15    if the Registration involves the Registration of Registrable Securities involving gross proceeds in excess of $25,000,000, use its reasonable efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in any Underwritten Offering; and

3.1.16    otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the Holders, in connection with such Registration.

3.2         Registration Expenses. The Registration Expenses of all Registrations shall be borne by the Company. It is acknowledged by the Holders that the Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees, Underwriter marketing costs and, other than as set forth in the definition of “Registration Expenses,” all reasonable fees and expenses of any legal counsel representing the Holders.

3.3         Requirements for Participation in Underwritten Offerings. No person may participate in any Underwritten Offering for equity securities of the Company pursuant to a Registration initiated by the Company hereunder unless such person (i) agrees to sell such person’s securities on the basis provided in any underwriting

Annex B-9

arrangements approved by the Company and (ii) completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting agreements and other customary documents as may be reasonably required under the terms of such underwriting arrangements.

3.4         Suspension of Sales; Adverse Disclosure. Upon receipt of written notice from the Company that a Registration Statement or Prospectus contains a Misstatement, each of the Holders shall forthwith discontinue disposition of Registrable Securities until such Holder has received copies of a supplemented or amended Prospectus correcting the Misstatement (it being understood that the Company hereby covenants to prepare and file such supplement or amendment as soon as practicable after the time of such notice), or until such Holder is advised in writing by the Company that the use of the Prospectus may be resumed. If the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration at any time would require the Company to make an Adverse Disclosure or would require the inclusion in such Registration Statement of financial statements that are unavailable to the Company for reasons beyond the Company’s control, the Company may, upon giving prompt written notice of such action to the Holders, delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the shortest period of time, but in no event more than thirty (30) days, determined in good faith by the Company to be necessary for such purpose. In the event the Company exercises its rights under the preceding sentence, the Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities. The Company shall immediately notify the Holders of the expiration of any period during which it exercised its rights under this Section 3.4.

3.5         Reporting Obligations. As long as any Holder shall own Registrable Securities, the Company, at all times while it shall be a reporting company under the Exchange Act, covenants to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act and to promptly furnish the Holders with true and complete copies of all such filings. The Company further covenants that it shall take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell shares of Common Stock held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission), including providing any legal opinions. Upon the request of any Holder, the Company shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements.

ARTICLE IV
INDEMNIFICATION AND CONTRIBUTION

4.1         Indemnification.

4.1.1      The Company agrees to indemnify, to the extent permitted by law, each Holder of Registrable Securities, its officers and directors and each person who controls such Holder (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and expenses (including attorneys’ fees) caused by any untrue or alleged untrue statement of material fact contained in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in any information furnished in writing to the Company by or on behalf of such Holder expressly for use therein. The Company shall indemnify the Underwriters, their officers and directors and each person who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to the indemnification of the Holder.

4.1.2      In connection with any Registration Statement in which a Holder of Registrable Securities is participating, such Holder shall furnish to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such Registration Statement or Prospectus and, to the extent permitted by law, shall indemnify the Company, its directors and officers and agents and each person who controls the Company (within the meaning of the Securities Act) against any losses, claims, damages, liabilities and expenses (including without limitation reasonable attorneys’ fees) resulting from any untrue statement of material fact contained in the Registration Statement, Prospectus or preliminary Prospectus

Annex B-10

or any amendment thereof or supplement thereto or any omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information or affidavit so furnished in writing by or on behalf of such Holder expressly for use therein; provided, however, that the obligation to indemnify shall be several, not joint and several, among such Holders of Registrable Securities, and the liability of each such Holder of Registrable Securities shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement. The Holders of Registrable Securities shall indemnify the Underwriters, their officers, directors and each person who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to indemnification of the Company.

4.1.3      Any person entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel (plus local counsel) for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

4.1.4      The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person of such indemnified party and shall survive the transfer of securities. The Company and each Holder of Registrable Securities participating in an offering also agrees to make such provisions as are reasonably requested by any indemnified party for contribution to such party in the event the Company’s or such Holder’s indemnification is unavailable for any reason.

4.1.5      If the indemnification provided under Section 4.1 hereof from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by, such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided, however, that the liability of any Holder under this subsection 4.1.5 shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in subsections 4.1.1, 4.1.2 and 4.1.3 above, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this subsection 4.1.5 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this subsection 4.1.5. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this subsection 4.1.5 from any person who was not guilty of such fraudulent misrepresentation.

Annex B-11

ARTICLE V
LOCK-UP

5.1         Lock-Up.

5.1.1      Except as permitted by Section 5.2, during the Lock-up Period, each Holder shall not (i) Transfer any shares of Common Stock beneficially owned or owned of record by such Holder, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of the Common Stock then subject to the Lock-Up Period, whether any such transaction is to be settled by delivery of the Common Stock or such other securities, in cash or otherwise, or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii).

5.2         Exceptions. The provisions of Section 5.1 shall not apply to:

5.2.1      transactions relating to shares of Common Stock acquired in open market transactions after the Effective Date of this Agreement;

5.2.2      Transfers of shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock as a bona fide gift;

5.2.3      Transfers of shares of Common Stock to a trust, or other entity formed for estate planning purposes for the primary benefit of the spouse, domestic partner, parent, sibling, child or grandchild of the undersigned or any other person with whom the undersigned has a relationship by blood, marriage or adoption not more remote than first cousin;

5.2.4      Transfers by will or intestate succession upon the death of the undersigned;

5.2.5      the Transfer of shares of Common Stock pursuant to a qualified domestic order or in connection with a divorce settlement;

5.2.6      if the undersigned is a corporation, partnership (whether general, limited or otherwise), limited liability company, trust or other business entity, (i) Transfers to another corporation, partnership, limited liability company, trust or other business entity that controls, is controlled by or is under common control or management with the undersigned, (ii) distributions of shares of Common Stock to partners, limited liability company members or stockholders of the undersigned, or (iii) Transfers to any investment fund or other entity controlled or managed by the undersigned, or to any investment manager or investment advisor of the undersigned or an affiliate of any such investment manager or investment advisor;

5.2.7      Transfers to the Company’s or the Holder’s officers, directors or their affiliates;

5.2.8      subject to any restrictions imposed on the Holder under the Securities Act or the Exchange Act or any policies of the Company, pledges of shares of Common Stock as security or collateral in connection with any borrowing or the incurrence of any indebtedness by any Holder (provided such borrowing or incurrence of indebtedness is secured by a portfolio of assets or equity interests issued by multiple issuers);

5.2.9      pursuant to a bona fide third-party tender offer, merger, stock sale, recapitalization, consolidation or other transaction involving a Change in Control of the Company, provided that in the event that such tender offer, merger, recapitalization, consolidation or other such transaction is not completed, the Common Stock subject to this Agreement shall remain subject to this Agreement;

5.2.10    Transfers to the Company in connection with the repurchase by the Company from the undersigned of any Common Stock pursuant to a repurchase right arising upon the termination of the undersigned’s employment or service with the Company; and

5.2.11    the establishment of a trading plan pursuant to Rule 10b5-1 promulgated under the Exchange Act, provided that such plan does not provide for the transfer of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock during the Lock-Up Period, provided, that in the case of any Transfer or distribution pursuant to Sections 5.2.3, 5.2.6, 5.2.7 and 5.2.8, each donee, distributee or other transferee shall agree in writing, in form and substance reasonably satisfactory to the Company, to be bound by the provisions of this Article V of this Agreement.
Annex B-12

ARTICLE VI
MISCELLANEOUS

6.1         Notices. Any notice or communication under this Agreement must be in writing and given by (i) deposit in the United States mail, addressed to the party to be notified, postage prepaid and registered or certified with return receipt requested, (ii) delivery in person or by courier service providing evidence of delivery, or (iii) transmission by hand delivery, electronic mail, telecopy, telegram or facsimile. Each notice or communication that is mailed, delivered, or transmitted in the manner described above shall be deemed sufficiently given, served, sent, and received, in the case of mailed notices, on the third business day following the date on which it is mailed and, in the case of notices delivered by courier service, hand delivery, electronic mail, telecopy, telegram or facsimile, at such time as it is delivered to the addressee (with the delivery receipt or the affidavit of messenger) or at such time as delivery is refused by the addressee upon presentation. Any notice or communication under this Agreement must be addressed, if to the Company, to: 125 Townpark Drive, Suite 300, Kennesaw, GA 30144, and, if to any Holder, at such Holder’s address or contact information as set forth in the Company’s books and records. Any party may change its address for notice at any time and from time to time by written notice to the other parties hereto, and such change of address shall become effective thirty (30) days after delivery of such notice as provided in this Section 6.1.

6.2         Assignment; No Third Party Beneficiaries.

6.2.1      This Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by the Company in whole or in part.

6.2.2      A Holder may Transfer or assign, in whole or from time to time in part, to one or more Permitted Transferees, its rights and obligations under this Agreement and such rights will be Transferred to such transferee effective upon receipt by the Company of (A) written notice from such Holder stating the name and address of the transferee and identifying the number of Registrable Securities with respect to which rights under this Agreement are being Transferred and the nature of the rights so Transferred), and (B) except in the case of a Transfer to an existing Holder, a written agreement from such transferee to be bound by the terms of this Agreement. A transferee of Registrable Securities who satisfies the conditions set forth in this subsection 6.2.2 shall henceforth be a “Holder” for purposes of this Agreement.

6.2.3      This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and its successors and the permitted assigns of the Holders, which shall include Permitted Transferees.

6.2.4      This Agreement shall not confer any rights or benefits on any persons that are not parties hereto, other than as expressly set forth in this Agreement and Section 5.2 hereof.

6.2.5      No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate the Company unless and until the Company shall have received (i) written notice of such assignment as provided in Section 5.1 hereof and (ii) the written agreement of the assignee, in a form reasonably satisfactory to the Company, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement). Any transfer or assignment made other than as provided in this Section 5.2 shall be null and void.

6.3         Counterparts. This Agreement may be executed in multiple counterparts (including facsimile, PDF, DocuSign or similarly executed counterparts), each of which shall be deemed an original, and all of which together shall constitute the same instrument, but only one of which need be produced.

6.4         Governing Law; Venue. NOTWITHSTANDING THE PLACE WHERE THIS AGREEMENT MAY BE EXECUTED BY ANY OF THE PARTIES HERETO, THE PARTIES EXPRESSLY AGREE THAT (I) THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED UNDER THE LAWS OF THE STATE OF NEW YORK AS APPLIED TO AGREEMENTS AMONG NEW YORK RESIDENTS ENTERED INTO AND TO BE PERFORMED ENTIRELY WITHIN NEW YORK, WITHOUT REGARD TO THE CONFLICT OF LAW PROVISION OF SUCH JURISDICTION, AND (II) THE VENUE FOR ANY ACTION TAKEN WITH RESPECT TO THIS AGREEMENT SHALL BE ANY STATE OR FEDERAL COURT IN NEW YORK COUNTY IN THE STATE OF NEW YORK.

Annex B-13

6.5         Amendments and Modifications. Upon the written consent of the Company and the Holders of at least a majority in interest of the Registrable Securities at the time in question, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof that adversely affects one Holder, solely in such Holder’s capacity as a holder of the shares of capital stock of the Company, in a manner that is materially different from the other Holders (in such capacity) shall require the consent of the Holder so affected. No course of dealing between any Holder or the Company and any other party hereto or any failure or delay on the part of a Holder or the Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or the Company. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.

6.6         Term. This Agreement shall terminate upon the earlier of (i) the tenth anniversary of the date of this Agreement or (ii) the date as of which (A) all of the Registrable Securities have been sold pursuant to a Registration Statement (but in no event prior to the applicable period referred to in Section 4(a)(3) of the Securities Act and Rule 174 thereunder (or any successor provision or rule promulgated thereafter by the Commission)) or (B) the Holders of all Registrable Securities are permitted to sell the Registrable Securities without registration pursuant to Rule 144 (or any similar provision) under the Securities Act with no volume or other restrictions or limitations. The provisions of Article IV and Article V shall survive any termination.

[Signature Page Follows]

Annex B-14

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

COMPANY:
ATHENA TECHNOLOGY ACQUISITION CORP., a Delaware corporation
By:
Name: Phyllis W. Newhouse
Title: Chief Executive Officer:

(Signature Page of Company to Registration Rights and Lock-Up Agreement)

Annex B-15

HOLDERS:

Name:

Name:

Name:

Name:

(Signature Page of Holders to Registration Rights and Lock-Up Agreement)

Annex B-16

Schedule A

Holders

Name and Address of Holder	Number of Shares

Schedule A to Registration Rights and Lock-Up Agreement

Annex B-17

Annex C

Execution Version

[***] Certain information in this document has been excluded pursuant to Regulation S-K, Item 601(b)(10). Such excluded information is not material and would likely cause competitive harm to the registrant if publicly disclosed.

STOCKHOLDER SUPPORT AGREEMENT

STOCKHOLDER SUPPORT AGREEMENT, dated as of July 6, 2021 (this “Agreement”), by and among Athena Technology Acquisition Corp., a Delaware corporation (“Athena”), certain of the stockholders of Heliogen, Inc., a Delaware corporation (f/k/a Edisun Heliostats, Inc.) (collectively with any predecessor entities, the “Company”), whose names appear on the signature pages of this Agreement (each, a “Stockholder” and, collectively, the “Stockholders”) and the Company.

RECITALS

WHEREAS, Athena, HelioMax Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Athena (“Merger Sub”), and the Company propose to enter into, concurrently herewith, a Business Combination Agreement in the form attached hereto as Exhibit A (the “BCA”; terms used but not defined in this Agreement shall have the meanings ascribed to them in the BCA), which provides, among other things, that, upon the terms and subject to the conditions thereof, Merger Sub will be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Athena;

WHEREAS, as of the date hereof, each Stockholder is the holder of record and “beneficial owner” (within the meaning of Rule 13d-3 of the Exchange Act) of the number of shares of Company Common Stock and Company Preferred Stock as set forth opposite such Stockholder’s name on Exhibit B hereto (all such shares of Company Common Stock and Company Preferred Stock and any shares of Company Common Stock and Company Preferred Stock of which ownership of record or the power to vote (including, without limitation, by proxy or power of attorney) is hereafter acquired by any such Stockholder during the period from the date hereof through the Expiration Time (as defined below) are referred to herein as the “Shares”); and

WHEREAS, as a condition and inducement to Athena and the Company to enter into the BCA and to consummate the Transactions, the parties hereto desire to agree to certain matters as set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1. Agreement to Vote. During the period commencing from the date hereof and ending on the earlier to occur of (a) the Effective Time and (b) such date and time as the BCA shall be terminated in accordance with Section 9.1 of the BCA (the “Expiration Time”), each Stockholder, by this Agreement, with respect to such Stockholder’s Shares, severally and not jointly, unconditionally and irrevocably agrees to, at any meeting of the stockholders of the Company (or any adjournment or postponement thereof), and in any action by written consent of the stockholders of the Company (which written consent shall be delivered promptly, and in any event within one (1) Business Day following the date that Athena notifies the Company of the effectiveness of the Registration Statement), such Stockholder shall, if a meeting is held, appear at the meeting, in person or by proxy, or otherwise

Annex C-1

cause its, his or her Shares to be counted as present thereat for purposes of establishing a quorum, and such Stockholder shall vote or provide consent (or cause to be voted or consented), in person or by proxy, all of its, his or her Shares:

(a) to approve and adopt the BCA and the Transactions (including, but not limited to, the approval of the conversion of the Company Preferred Stock into Company Common Stock immediately prior to, and conditioned upon, the Merger);

(b) to adopt and approve the amendment of Company’s Amended and Restated Certificate of Incorporation, in the form attached hereto as Exhibit C;

(c) in any other circumstances upon which a consent or other approval is required under the Company organizational documents or otherwise sought with respect to, or in connection with, the BCA or the Transactions, to vote, consent or approve (or cause to be voted, consented or approved) all of such Stockholder’s Shares held at such time in favor thereof; and

(d) against any action, agreement, transaction or proposal that would (i) impede, frustrate, prevent or nullify any provision of this Agreement, the BCA or the Merger, (ii) result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the BCA or that would reasonably be expected to result in the failure of the Merger from being consummated. Each Stockholder acknowledges receipt and review of a copy of the BCA.

Each Stockholder hereby agrees that it shall not commit or agree to take any action inconsistent with the foregoing. Notwithstanding the foregoing, such Stockholder shall not vote or provide consent with respect to any of its, his or her Shares to the extent Stockholder is not a director, officer or affiliate of the Company or holder of Shares representing greater than 5% of the outstanding shares of capital stock of the Company, or take any other action, in each case to the extent any such vote, consent or other action would preclude Athena from filing with the SEC the Registration Statement on Form S-4 as contemplated by the BCA.

2. No Challenges. Each Stockholder agrees not to commence, join in, facilitate, assist or encourage, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Athena, Merger Sub, the Company or any of their respective successors or directors (a) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or (b) alleging a breach of any fiduciary duty of any person in connection with the evaluation, negotiation or entry into the BCA.

3. Registration Rights and Lock-Up Agreement. Each of the Stockholders set forth on Exhibit D will deliver, substantially simultaneously with the Effective Time, a duly executed copy of the Registration Rights and Lock-Up Agreement substantially in the form attached as Exhibit E to the BCA.

4. Appraisal and Dissenters’ Rights. Each Stockholder hereby waives, and agrees not to assert or perfect, any rights of appraisal or rights to dissent from the Merger that the Stockholder may have by virtue of ownership of the Shares.

5. Termination of Stockholder Agreements, Related Agreements. Each Stockholder, by this Agreement, with respect to such Stockholder’s Shares, severally and not jointly, hereby terminates, subject to and effective immediately prior to the Closing under the BCA (provided that all Terminating Rights (as defined below) between the Company and any other holder of Company capital stock shall also terminate at such time), that certain (a) Amended and Restated Investor Rights Agreement, dated December 20, 2019, by and among the Company and the stockholders of the Company named therein (the “Rights Agreement”), (b) Amended and Restated Right of First Refusal and Co-Sale Agreement, dated December 20, 2019 , by and among the Company and the stockholders of the Company named therein (the “ROFR & Co-Sale Agreement”), and (c) Amended and Restated Voting Agreement, dated December 20, 2019, by and among the Company and the stockholders of the Company named therein (the “Voting Agreement” and, together with the Rights Agreement and the ROFR & Co-Sale Agreement, the “Stockholder Agreements”).

Annex C-2

6. Transfer of Shares. Hereinafter until the Expiration Time, each Stockholder severally and not jointly, agrees that it shall not, directly or indirectly, (a) sell, assign, transfer (including by operation of law), lien, pledge, dispose of or otherwise encumber any of the Shares or otherwise agree to do any of the foregoing, except for a sale, assignment or transfer pursuant to the BCA or to another stockholder of the Company that is a party to this Agreement and bound by the terms and obligations hereof, (b) deposit any Shares into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto that is inconsistent with this Agreement or (c) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect acquisition or sale, assignment, transfer (including by operation of law) or other disposition of any Shares; provided, that the foregoing shall not prohibit the transfer of the Shares (A) if Stockholder is an individual (1) to any member of such Stockholder’s immediate family, or to a trust for the benefit of Stockholder or any member of Stockholder’s immediate family, the sole trustees of which are such Stockholder or any member of such Stockholder’s immediate family or (2) by will, other testamentary document, under the laws of intestacy or by virtue of laws of descent and distribution upon the death of Stockholder; or (B) if Stockholder is an entity, a partner, member, or affiliate of Stockholder, but only if, in the case of clause (A) and (B), such transferee shall concurrently execute this Agreement or a joinder agreeing to become a party to this Agreement. Any attempted transfer of Shares or any interest therein in violation of this Section 5 shall be null and void.

7. No Solicitation of Transactions. During the period commencing on the date hereof and ending on the Expiration Time, each of the Stockholders severally and not jointly, agrees not to, directly or indirectly (through any affiliate, officer, director, representative, agent or otherwise), (a) solicit, initiate or knowingly encourage, facilitate or continue inquiries regarding (including by furnishing information) the submission of, or participate in any discussions or negotiations regarding, any transaction in violation of the BCA or (b) participate in any discussions or negotiations regarding, or furnish to any person or other entity or “group” within the meaning of Section 13(d) of the Exchange Act, any information with the intent to, or otherwise cooperate in any way with respect to, or assist, participate in, facilitate or encourage, any unsolicited proposal that constitutes, or may reasonably be expected to lead to, a Company Acquisition Proposal in violation of the BCA. Each Stockholder shall, and shall direct its representatives and agents to, immediately cease and cause to be terminated any discussions or negotiations with any parties that may be ongoing with respect to any Company Acquisition Proposal (other than the transactions contemplated by the BCA) to the extent required by the BCA. If any Stockholder receives any inquiry or proposal with respect to a Company Acquisition Proposal, then such Stockholder shall promptly (and in no event later than twenty-four (24) hours after such Stockholder become aware of such inquiry or proposal) (i) notify such person in writing that the Company is subject to an exclusivity agreement with respect to the sale of the Company that prohibits such Stockholder from considering such inquiry or proposal and (ii) advise the Company of such inquiry or proposal.

ARTICLE II

REPRESENTATIONS AND WARRANTIES

1. Representations and Warranties. Each Stockholder severally and not jointly, represents and warrants as of the date hereof to Athena and the Company as follows:

(a) The execution, delivery and performance by such Stockholder of this Agreement and the consummation by such Stockholder of the transactions contemplated hereby do not and will not (i) conflict with or violate any statute, law, ordinance, regulation, rule, code, executive order, injunction, judgment, decree or other order applicable to such Stockholder, (ii) require any consent, approval or authorization of, declaration, filing or registration with, or notice to, any person or entity, (iii) result in the creation of any encumbrance on any Shares (other than under this Agreement, the BCA and the agreements contemplated by the BCA) or (iv) if such Stockholder is an entity, conflict with or result in a breach of or constitute a default under any provision of such Stockholder’s governing documents.

Annex C-3

(b) As of the date of this Agreement, each Stockholder is the record and beneficial owner (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) of, and has good and valid title to, all of such Stockholder’s Shares set forth opposite the Stockholder’s name on Exhibit B free and clear of any security interest, lien, claim, pledge, proxy, option, right of first refusal, agreement, voting restriction, limitation on disposition, charge, adverse claim of ownership or use or other encumbrance of any kind, other than pursuant to (i) this Agreement, (ii) applicable securities laws, (iii) the Company’s certificate of incorporation and bylaws and (iv) the Stockholder Agreements. As of the date of this Agreement, each Stockholder has the sole power (as currently in effect) to vote and right, power and authority to sell, transfer and deliver such Shares, execute and deliver this Agreement, and such Stockholder does not own, directly or indirectly, any other Shares. If this Agreement is being executed in a representative or fiduciary capacity, the person signing this Agreement has full power and authority to enter into this Agreement on behalf of the applicable Stockholder. Other than the Shares set forth opposite such Stockholder’s name on Exhibit B, such Stockholder does not hold or own any rights to acquire (directly or indirectly) any equity securities of the Company or any equity securities convertible into, or which can be exchanged for, equity securities of the Company.

(c) Litigation. There are no Actions pending against such Stockholder, or to the knowledge of such Stockholder threatened against such Stockholder, before (or, in the case of threatened Actions, that would be before) any arbitrator or any Governmental Authority, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by such Stockholder of its, his or her obligations under this Agreement.

(d) Adequate Information. Each Stockholder is a sophisticated stockholder and has adequate information concerning the business and financial condition of Athena and the Company to make an informed decision regarding this Agreement and the transactions contemplated hereby and has independently and without reliance upon Athena or the Company and based on such information as such Stockholder has deemed appropriate, made its, his or her own analysis and decision to enter into this Agreement. Each Stockholder acknowledges that Athena and the Company have not made and do not make any representation or warranty, whether express or implied, of any kind or character except as expressly set forth in this Agreement. Such Stockholder acknowledges that the agreements contained herein with respect to the Shares held by such Stockholder are irrevocable.

(e) Acknowledgment. Each Stockholder has the power, authority and capacity to execute, deliver and perform this Agreement and that this Agreement has been duly authorized, executed and delivered by such Stockholder. Each Stockholder understands and acknowledges that each of Athena and the Company is entering into the BCA in reliance upon such Stockholder’s execution and delivery of this Agreement.

ARTICLE III

TERMINATION; MISCELLANEOUS

1. Termination. This Agreement and the obligations of the Stockholders under this Agreement shall automatically terminate upon the earliest of (a) the Expiration Time and (b) as to each Stockholder, the effective date of a written agreement of the parties hereto terminating this Agreement. Upon termination of this Agreement, neither party shall have any further obligations or liabilities under this Agreement; provided that nothing in this Section 3.1 shall relieve any party of liability for any breach of this Agreement occurring prior to termination. The representations and warranties contained in this Agreement and in any certificate or other writing delivered pursuant hereto shall not survive the Closing or the termination of this Agreement.

2. Miscellaneous.

(a) Fees. Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses, whether or not the transactions contemplated hereby are consummated.

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(b) Fiduciary Duty as Director. Athena acknowledges and agrees that each Stockholder’s obligations hereunder are solely in its capacity as a stockholder of the Company, and that none of the provisions herein set forth shall be deemed to restrict or limit any actions taken by any employee, officer, director (or person performing similar functions), partner or other Affiliate (including, for this purpose, any appointee or representative of the Stockholder to the board of directors of the Company) of the Stockholder, solely in his or her capacity as a director or officer of the Company (or a Subsidiary of the Company) or other fiduciary capacity for the Stockholders.

(c) Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by e-mail or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses or e-mail addresses (or at such other address or email address for a party as shall be specified in a notice given in accordance with this Section 3.2(c)):

If to Athena:

Athena Technology Acquisition Corp.
125 Townpark Drive, Suite 300
Kennesaw, GA 30144
Attention: Phyllis Newhouse, Chief Executive Officer
Isabelle Freidheim, Chairman of the Board
Email: phyllisnewhouse@athena1.com; isabelle@athena1.com

with a copy to:

DLA Piper LLP (US)
1201 W Peachtree St NE #2800
Atlanta, GA 30309
Attention: Gerry Williams
Email: gerry.williams@dlapiper.com

If to the Company:

Heliogen, Inc.
130 West Union Street
Pasadena, California
Attention: Debbie Chen, General Counsel
Email: debbie@heliogen.com

with a copy to:

Cooley LLP
1333 2nd Street, Suite 400
Santa Monica, CA 90401-4100
Attention: Dave Young
Email: dyoung@cooley.com

Cooley LLP

101 California St, 5th Floor
San Francisco, CA 94111-5800
Attention: Garth Osterman

David Peinsipp

Email: gosterman@cooley.com; dpeinsipp@cooley.com

Annex C-5

If to a Stockholder, to the address or email address set forth for Stockholder on the signature page hereof.

(d) Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

(e) Entire Agreement. This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

(f) Amendments. This Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated, except upon the execution and delivery of a written agreement executed by Athena, the Company and the Stockholders.

(g) Assignment. This Agreement shall be binding upon and inure solely to the benefit of each party hereto (and Athena’s and the Company’s permitted assigns), and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. No Stockholder shall be liable for the breach by any other Stockholder of this Agreement. This Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise), by any party without the prior express written consent of the other parties hereto, and any such assignment without such consent shall be null and void.

(h) Specific Performance. The parties agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof, and, accordingly, that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or inequity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any Law to post security or a bond as a prerequisite to obtaining equitable relief.

(i) Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to Contracts executed in and to be performed in that State. All legal actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in any Delaware Chancery Court; provided, that if jurisdiction is not then available in the Delaware Chancery Court, then any such legal Action may be brought in any federal court located in the State of Delaware or any other Delaware state court. The parties hereto hereby (a) irrevocably submit to the exclusive jurisdiction of the aforesaid courts for themselves and with respect to their respective properties for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto, and (b) agree not to commence any Action relating thereto except in the courts described above in Delaware, other than Actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Action arising out of or relating to this Agreement or the transactions contemplated hereby, (i) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (ii) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment

Annex C-6

or otherwise) and (iii) that (A) the Action in any such court is brought in an inconvenient forum, (B) the venue of such Action is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

(j) Counterparts. This Agreement may be executed and delivered (including by facsimile or portable document format (pdf) transmission) in counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

(k) Waiver of Jury Trial. Each of the parties hereto hereby waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement or the Transactions. Each of the parties hereto (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce that foregoing waiver and (b) acknowledges that it and the other hereto have been induced to enter into this Agreement and the Transactions, as applicable, by, among other things, the mutual waivers and certifications in this Section 3.2(i).

(l) Further Assurances. Each party hereto shall execute and deliver or cause to be executed and delivered such additional documents and instruments and take such further action as may be reasonably necessary to consummate the transactions contemplated by this Agreement.

Annex C-7

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

Athena Technology Acquisition Corp.
By:	/s/ Phyllis Newhouse
Name:	Phyllis Newhouse
Title:	Chief Executive Officer

(Signature Page to Stockholder Support Agreement)

Annex C-8

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

HELIOGEN, Inc.
By:	/s/ Bill Gross
Name:	Bill Gross
Title:	Chief Executive Officer and Founder

Annex C-9

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

/s/ Rashaun Williams
RASHAUN WILLIAMS
Address: [***]
Email: [***]

(Signature Page to Stockholder Support Agreement)

Annex C-10

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

NEOTRIBE VENTURES I, L.P. for itself and as nominee for NeoTribe Associates I, L.P.
By:	NeoTribe Partners I, LLC
Its:	General Partner
By:	/s/ Krishna Kolluri
Name:	Krishna Kolluri
Title:	Managing Member
Address:	[***]
Email:	[***]

(Signature Page to Stockholder Support Agreement)

Annex C-11

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

PRIME MOVERS LAB FUND I LP
By:	Prime Movers Lab GP I LLC
Its:	General Partner
By:	/s/ Dakin Sloss
Name:	Dakin Sloss
Title:	Authorized Person
Address:	[***]
Email:	[***]

(Signature Page to Stockholder Support Agreement)

Annex C-12

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

/s/ Debbie Chen
DEBBIE CHEN
Address:	[***]
Email:	[***]

(Signature Page to Stockholder Support Agreement)

Annex C-13

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

/s/ Bill Gross
BILL GROSS
Address:	[***]
Email:	[***]

(Signature Page to Stockholder Support Agreement)

Annex C-14

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

/s/ Carl Sheldon
CARL SHELDON
/s/ Aimee Larkin Sheldon
AIMEE LARKIN SHELDON
Address:	[***]
Email:	[***]

(Signature Page to Stockholder Support Agreement)

Annex C-15

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

/s/ Carl Sheldon
CARL SHELDON
Address:	[***]
Email:	[***]

(Signature Page to Stockholder Support Agreement)

Annex C-16

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

/s/ Andrew Lambert
ANDREW LAMBERT
Address:	[***]
Email:	[***]

(Signature Page to Stockholder Support Agreement)

Annex C-17

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

THE DIETZ FAMILY TRUST — 2011
By:	/s/ Julie Bookstaver
Name:	Julie Bookstaver
Title:	Authorized Signer
Address:	[***]
Email:	[***]

(Signature Page to Stockholder Support Agreement)

Annex C-18

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

NANT CAPITAL, LLC
By:	/s/ Patrick Soon-Shing
Name:	Patrick Soon-Shing
Title:	Chairman
Address:	[***]
Email:	[***]

(Signature Page to Stockholder Support Agreement)

Annex C-19

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

/s/ Steven Dietz
STEVEN DIETZ
Address:	[***]
Email:	[***]

(Signature Page to Stockholder Support Agreement)

Annex C-20

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

/s/ Tom McGovern
TOM MCGOVERN
Address:	[***]
Email:	[***]

(Signature Page to Stockholder Support Agreement)

Annex C-21

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

IDEALAB HOLDINGS, LLC
By:	/s/ Marcia Goodstein
Name:	Marcia Goodstein
Title:	President
Address:	[***]
Email:	[***]

(Signature Page to Stockholder Support Agreement)

Annex C-22

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

IDEALAB STUDIO, LLC
By:	/s/ Marcia Goodstein
Name:	Marcia Goodstein
Title:	President
Address:	[***]
Email:	[***]

(Signature Page to Stockholder Support Agreement)

Annex C-23

Annex D

Execution Version

[***] Certain information in this document has been excluded pursuant to Regulation S-K, Item 601(b)(10). Such excluded information is not material and would likely cause competitive harm to the registrant if publicly disclosed.

SPONSOR Support AGREEMENT

This SPONSOR SUPPORT AGREEMENT (this “Agreement”), dated as of July 6, 2021, is entered into by and among Athena Technology Sponsor LLC, a Delaware limited liability company (the “Sponsor”), Athena Technology Acquisition Corp., a Delaware corporation (“Athena”), Heliogen, Inc., a Delaware corporation (f/k/a Edisun Heliostats, Inc.) (collectively with any predecessor entities, the “Company”), and each of the undersigned individuals, each of whom is a member of the board of directors of Athena (each a “Director”, collectively, the “Directors”).

RECITALS

WHEREAS, concurrently herewith, the Company, HelioMax Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and Athena are entering into a Business Combination Agreement (as amended, supplemented, restated or otherwise modified from time to time, the “BCA”), pursuant to which (and subject to the terms and conditions set forth therein) Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Athena;

WHEREAS, capitalized terms used but not otherwise defined in this Agreement shall have the meanings ascribed to them in the BCA; and

WHEREAS, as a condition and inducement to the willingness of Athena and the Company to enter into the BCA and to consummate the Transactions, Athena, the Company and the Sponsor are entering into this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Sponsor, the Directors, Athena and the Company hereby agree as follows:

ARTICLE I

VOTING AND SUPPORT AGREEMENT; Waiver of anti-dilution rights; COVENANTS

1.           Binding Effect of Merger Agreement. The Sponsor and each Director hereby acknowledges that it has read the BCA and this Agreement and has had the opportunity to consult with its tax and legal advisors.

2.           Voting Agreement. The Sponsor and each Director hereby, unconditionally and irrevocably, agrees that, at the Athena Stockholders’ Meeting, at any other meeting of the stockholders of Athena (whether annual or special and whether or not an adjourned or postponed meeting, however called and including any adjournment or postponement thereof) and in connection with any written consent of the stockholders of Athena, the Sponsor and each Director shall:

a.           when such meeting is held, appear at such meeting or otherwise cause all shares of Athena Common Stock which it or she holds as of the date hereof and as set forth on Schedule I, whether as shares or as a constituent part of a unit of securities (the “Sponsor Shares”), to be counted as present thereat for the purpose of establishing a quorum;

b.           vote (or execute and return an action by written consent), or cause to be voted at such meeting (or validly execute and return and cause such consent to be granted with respect to), all of the Sponsor

Annex D-1

Shares in favor of (i) the approval and adoption of the BCA and approval of the Merger and all other transactions contemplated by the BCA and (ii) against any action, agreement or transaction or proposal that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Athena under the BCA or that would reasonably be expected to result in the failure of the Merger from being consummated and (iii) each of the proposals and any other matters necessary or reasonably requested by Athena for consummation of the Merger and the other transactions contemplated by the BCA;

c.           vote (or execute and return an action by written consent), or cause to be voted at such meeting (or validly execute and return and cause such consent to be granted with respect to), all of the Sponsor Shares against (i) any Athena Acquisition Proposal other than with the Company and (ii) any other action that would reasonably be expected to (x) materially impede, interfere with, delay, postpone or adversely affect the Merger or any of the other transactions contemplated by the BCA, or (y) result in a breach of any covenant, representation or warranty or other obligation or agreement of the Sponsor or any Director contained in this Agreement;

d.           in favor of the proposals set forth in the Proxy Statement/Registration Statement; and

e.           except as set forth in the Proxy Statement/Registration Statement, against the following actions or proposals: (i) any proposal in opposition to approval of the BCA or in competition with or materially inconsistent with the BCA; and (ii) (x) any amendment of the certificate of incorporation or bylaws of Athena; (y) any change in Athena’s corporate structure or business; or (z) any other action or proposal involving Athena or any of its subsidiaries that is intended, or would reasonably be expected, to prevent, impede, interfere with, delay, postpone or adversely affect the Transactions in any material respect or would reasonably be expected to result in any of Athena’s closing conditions or obligations under the BCA not being satisfied.

Sponsor and each Director hereby agrees not to, directly or indirectly, enter into any agreement, commitment or arrangement with any person, the effect of which would be inconsistent with or violative of the provisions and agreements contained in this Section 1.2.

3.           Waiver of Anti-Dilution Protection. Subject to, and conditioned upon, the occurrence of the Closing, each of the holders of Athena Class B Common Stock (each a “Class B Holder” and collectively, the “Class B Holders”), by this Agreement, hereby irrevocably waives (for such Class B Holder and for such Class B Holder’s successors, heirs and assigns), to the fullest extent of the law and the Amended and Restated Certificate of Incorporation of Athena, dated March 16, 2021, and agrees not to assert or perfect, any rights to adjustment or other anti-dilution protections with respect to the rate at which the shares of Athena Class B Common Stock held by such Class B Holder as of the date hereof or as of immediately prior to the consummation of the Business Combination Agreement convert into shares of Athena Class A Common Stock in connection with the transactions contemplated by the Business Combination Agreement. In consideration for the foregoing waiver of Sponsor’s anti-dilution rights under Athena’s organization documents, at Closing, Athena shall issue Sponsor an additional 510,000 shares of Athena Class A Common Stock.

4.           Transfer of Shares. During the period commencing on the date hereof and ending on the Termination Date (as defined below), except as otherwise contemplated by the BCA or this Agreement, the Sponsor and each Director agrees that it or she shall not, directly or indirectly, (a) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase, assign, transfer (including by operation of law), create any lien or pledge, dispose of, directly or indirectly or otherwise encumber any of the Sponsor Shares or otherwise agree to do any of the foregoing, (b) deposit any Sponsor Shares into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto that is inconsistent with this Agreement, or (c) enter into any contract, option or other arrangement or undertaking requiring the direct acquisition or sale, assignment, transfer or other disposition of any Sponsor Shares.

5.           Redemption of Sponsor Shares. Sponsor and each Director hereby agrees not to redeem any Sponsor Shares owned by such Sponsor or Director in connection with the transactions contemplated by the BCA.

Annex D-2

6.           New Shares. In the event that (a) any Sponsor Shares or other equity securities of Athena are issued to Sponsor after the date of this Agreement pursuant to any stock dividend, stock split, recapitalization, reclassification, combination or exchange of Sponsor Shares of, on or affecting Sponsor Shares or otherwise, (b) Sponsor purchases or otherwise acquires beneficial ownership of any shares of Athena or other equity securities of Athena after the date of this Agreement, or (c) a Director acquires the right to vote or share in the direction of voting of any shares of Athena or other equity securities of Athena after the date of this Agreement (such shares, collectively the “New Securities”), then such New Securities acquired or purchased by Sponsor or a Director shall be subject to the terms of this Agreement to the same extent as if they constituted the Sponsor Shares as of the date hereof.

7.           No Solicitation of Transactions. During the period commencing on the date hereof and ending on the Termination Date, the Sponsor and each Director, severally and not jointly, agrees not to, directly or indirectly (through any officer, director, representative, agent or otherwise, (a) solicit, initiate or knowingly encourage (including by furnishing information) the submission of, or participate in any discussions or negotiations regarding, any transaction in violation of the BCA or (b) participate in any discussions or negotiations regarding, or furnish to any person or other entity or “group” within the meaning of Section 13(d) of the Exchange Act, any information with the intent to, or otherwise cooperate in any way with respect to, or assist, participate in, facilitate or encourage, any unsolicited proposal that constitutes, or may reasonably be expected to lead to, an Athena Acquisition Proposal or other transaction in violation of the BCA. Sponsor and each Director shall, and shall cause its or her affiliates and Representatives to, immediately cease any and all existing discussions or negotiations with any person (other than with the Company, its stockholders and its affiliates and Representatives) conducted prior to the date hereof with respect to, or which is reasonably likely to give rise to or result in, an Athena Acquisition Proposal. If the Sponsor or any Director receives any inquiry or proposal with respect to an Athena Acquisition Proposal, then Sponsor or such Director shall promptly (and in no event later than twenty-four (24) hours after the Sponsor or such Director becomes aware of such inquiry or proposal) (i) notify such person in writing that Athena is subject to an exclusivity agreement with respect to the Merger that prohibits Sponsor or such Director from considering such inquiry or proposal and (ii) advise Athena of such inquiry or proposal.

8.           Closing Date Deliverables. Sponsor shall deliver, substantially simultaneously with the Effective Time, a duly executed copy of the A&R Sponsor Letter Agreement substantially in the form attached as Exhibit F to the BCA.

ARTICLE II

REPRESENTATIONS AND WARRANTIES

1.           Representations and Warranties of the Sponsor and the Directors. The Sponsor and each Director hereby represents and warrants as of the date hereof to Athena and the Company as follows:

a.           The Sponsor and each Director is the only holder of record and a “beneficial owner” (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) of, and has good, valid and marketable title to, the Sponsor Shares held by Sponsor or such Director, free and clear of Liens other than as created by this Agreement or Sponsor’s organizational documents or the organizational documents of Athena (including, without limitation, for the purposes hereof, any agreement between or among stockholders of Athena).

b.           The Sponsor and each Director (i) has full voting power, full power of disposition and full power to issue instructions with respect to the matters set forth herein, in each case, with respect to the Sponsor Shares, (ii) has not entered into any voting agreement or voting trust with respect to any of the Sponsor Shares that is inconsistent with the Sponsor’s or such Director’s obligations pursuant to this Agreement, (iii) has not granted a proxy or power of attorney with respect to any of the Sponsor Shares that is inconsistent with the Sponsor’s or such Director’s obligations pursuant to this Agreement and (iv) has not entered into any agreement or undertaking that is otherwise inconsistent with, or would interfere with, or prohibit or prevent it from satisfying, its obligations pursuant to this Agreement.

Annex D-3

  c.   The Sponsor (i) is a legal entity duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of the jurisdiction of its organization and (ii) has all requisite limited liability company or other power and authority and has taken all limited liability company or other action necessary in order to, execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Sponsor and constitutes a valid and binding agreement of the Sponsor enforceable against the Sponsor in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

d.           Each Director has the power, authority and capacity to execute, deliver and perform this Agreement and that this Agreement has been duly authorized, executed and delivered by such Director.

e.           Other than the filings, notices and reports pursuant to, in compliance with or required to be made under the Exchange Act, no filings, notices, reports, consents, registrations, approvals, permits, waivers, expirations of waiting periods or authorizations are required to be obtained by the Sponsor or any Director from, or to be given by the Sponsor or any Director to, or be made by the Sponsor or any Director with, any Governmental Authority in connection with the execution, delivery and performance by the Sponsor or any Director of this Agreement, the consummation of the transactions contemplated hereby or the Merger and the other transactions contemplated by the BCA.

f.            The execution, delivery and performance of this Agreement by the Sponsor and each Director does not, and the consummation of the transactions contemplated hereby or the Merger and the other transactions contemplated by the BCA will not, constitute or result in (i) a breach or violation of, or a default under, the limited liability company agreement or similar governing documents of the Sponsor, (ii) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) of or a default under, the loss of any benefit under, the creation, modification or acceleration of any obligations under or the creation of a Lien on any of the properties, rights or assets of the Sponsor or any Director pursuant to any contract binding upon the Sponsor or any Director or (iii) any change in the rights or obligations of any party under any contract legally binding upon the Sponsor or any Director, except, in the case of clause (ii) or (iii) directly above, for any such breach, violation, termination, default, creation, acceleration or change that would not, individually or in the aggregate, reasonably be expected to prevent or materially delay or impair the Sponsor’s or any Director’s ability to perform its or her obligations hereunder or to consummate the transactions contemplated hereby, the consummation of the Merger or the other transactions contemplated by the BCA.

g.           As of the date of this Agreement, there is no Action pending against the Sponsor or any Director or, to the knowledge of the Sponsor or any Director, respectively, threatened against the Sponsor or any Director, before (or, in the case of threatened Actions, that would be before) any arbitrator or any Governmental Authority, which in any manner questions the beneficial or record ownership of the Sponsor Shares or challenges or seeks to prevent, enjoin or materially delay the performance by the Sponsor or any Director of its, his or her obligations under this Agreement.

h.           The Sponsor and each Director understands and acknowledges that each of Athena and the Company is entering into the BCA in reliance upon the Sponsor’s and each Director’s execution and delivery of this Agreement and the representations, warranties, covenants and other agreements of the Sponsor and each Director contained herein.

ARTICLE III

MISCELLANEOUS

1. Further Assurances. From time to time, at either Athena’s or the Company’s request and without further consideration, the Sponsor and each Director shall execute and deliver such additional documents and take all such further action as may be reasonably necessary or reasonably requested to effect the actions and consummate the transactions contemplated by this Agreement.

Annex D-4

2.           Amendment and Modification. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing signed by the Sponsor, Athena, each of the Directors, and the Company.

3.           Waiver of Jury Trial. Each of the parties hereto hereby waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement or the Transactions. Each of the parties hereto (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce that foregoing waiver and (b) acknowledges that it and the other hereto have been induced to enter into this Agreement and the Transactions, as applicable, by, among other things, the mutual waivers and certifications in this Section 3.3.

4.           Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, by email (with confirmation of receipt) or sent by a nationally recognized overnight courier service to the parties hereto at the following addresses (or at such other address for a party as shall be specified by like notice made pursuant to this Section 3.4):

If to Athena, to it at:

Athena Technology Acquisition Corp.
125 Townpark Drive, Suite 300
Kennesaw, GA 30144
Attention:	Phyllis Newhouse, Chief Executive Officer
Isabelle Freidheim, Chairman of the Board
Email:	phyllisnewhouse@athena1.com; isabelle@athena1.com
with a copy to:

DLA Piper LLP (US)
1201 W Peachtree St NE #2800
Atlanta, GA 30309
Attention:	Gerry Williams
Email:	gerry.williams@dlapiper.com
If to the Sponsor:

Athena Technology Sponsor LLC
125 Townpark Drive, Suite 300
Kennesaw, GA 30144
Attention:	Phyllis Newhouse, Chief Executive Officer
Isabelle Freidheim, Chairman of the Board
Email:	phyllisnewhouse@athena1.com; isabelle@athena1.com
If to a Director, to the address or email address set forth for such Director on the signature page hereof.

If to the Company:

Heliogen, Inc.
130 West Union Street
Pasadena, California
Attention:	Debbie Chen, General Counsel
Email:	debbie@heliogen.com

Annex D-5

with a copy to:

Cooley LLP
1333 2nd Street, Suite 400
Santa Monica, CA 90401-4100
Attention:	Dave Young
Email:	dyoung@cooley.com
Cooley LLP
101 California St, 5th Floor
San Francisco, CA 94111-5800
Attention:	Garth Osterman
David Peinsipp
Email:	gosterman@cooley.com; dpeinsipp@cooley.com

5.           Entire Agreement. This Agreement and the BCA constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter hereof and thereof.

6.           No Third-Party Beneficiaries. The Sponsor and each Director hereby agrees that its or her, as applicable, representations, warranties and covenants set forth herein are solely for the benefit of Athena and the Company in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any person other than the parties hereto any rights or remedies hereunder, including, without limitation, the right to rely upon the representations and warranties set forth herein, and the parties hereto hereby further agree that this Agreement may only be enforced against, and any action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against, the persons expressly named as parties hereto.

7.           Governing Law. This Agreement shall be governed by, interpreted under, and construed in accordance with, the laws of the State of Delaware applicable to Contracts executed in and to be performed in that State. All legal actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in any Delaware Chancery Court; provided, that if jurisdiction is not then available in the Delaware Chancery Court, then any such legal Action may be brought in any federal court located in the State of Delaware or any other Delaware state court. The parties hereto hereby (a) irrevocably submit to the exclusive jurisdiction of the aforesaid courts for themselves and with respect to their respective properties for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto, and (b) agree not to commence any Action relating thereto except in the courts described above in Delaware, other than Actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Action arising out of or relating to this Agreement or the transactions contemplated hereby, (i) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (ii) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) that (A) the Action in any such court is brought in an inconvenient forum, (B) the venue of such Action is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

Annex D-6

8.           Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto in whole or in part (whether by operation of Law or otherwise) without the prior written consent of the other party, and any such assignment without such consent shall be null and void. This Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns.

9.           Specific Performance. Each party acknowledges and agrees that the other parties hereto would be irreparably harmed and would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, each party agrees that the other parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the chancery court or any other state or federal court within the State of Delaware, this being in addition to any other remedy to which such parties are entitled at law or in equity.

10.         Severability. In the event that any provision of this Agreement or the application thereof becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto.

11.         Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, it being understood that each party need not sign the same counterpart. This Agreement shall become effective when each party shall have received a counterpart hereof signed by all of the other parties. Signatures delivered electronically or by facsimile shall be deemed to be original signatures.

12.         Termination. This Agreement shall terminate upon the earliest of (i) the termination of the BCA in accordance with its terms, and (ii) the time this Agreement is terminated upon the mutual written agreement of Athena, the Company and the Sponsor (the earliest such date under clause (i) and (ii) being referred to herein as the “Termination Date”); provided, that the provisions set forth in Sections 1.1 through 1.8 shall no longer be effective from and after the Closing of the Merger; provided further, that the provisions set forth in Sections 3.3 through 3.12 shall survive the Termination Date.

[Signature Pages Follow]

Annex D-7

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed (where applicable, by their respective officers or other authorized persons thereunto duly authorized) as of the date first written above.

Athena Technology Acquisition Corp.

By:	/s/ Phyllis W. Newhouse
Name:	Phyllis W. Newhouse
Title:	Chief Executive Officer

Athena Technology Sponsor LLC

By:	/s/ Phyllis W. Newhouse
Name:	Phyllis W. Newhouse
Title:	Managing Member

Heliogen, Inc.

By:	/s/ Bill Gross
Name:	Bill Gross
Title:	Chief Executive Officer and Founder

DIRECTORS

By:	/s/ Isabelle D. Freidheim
Name:	Isabelle D. Freidheim
Address:
[***]

By:	/s/ Phyllis W. Newhouse
Name:	Phyllis W. Newhouse

Address:
[***]

By:	/s/ Kay Koplovitz
Name: Kay Koplovitz

Address:
[***]

By:	/s/ Annette Nazareth
Name: Annette Nazareth

Address:
[***]

By:	/s/ Judith Rodin
Name: Judith Rodin

Annex D-8

Address:
[***]

By:	/s/ Janice Bryant Howroyd
Name: Janice Bryant Howroyd

Address:
[***]

Annex D-9

Annex E

Execution Version

FORM OF SUBSCRIPTION AGREEMENT

This SUBSCRIPTION AGREEMENT (this “Subscription Agreement”) is entered into on July 6, 2021, by and between Athena Technology Acquisition Corp., a Delaware corporation (the “Company”), and [•] (“Subscriber”).

WHEREAS, concurrently with the execution of this Subscription Agreement, the Company is entering into a definitive Business Combination Agreement (as may be amended, the “Business Combination Agreement” and the transactions contemplated by the Business Combination Agreement, the “Transaction”), by and among the Company, HelioMax Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and Heliogen, Inc., a Delaware corporation (f/k/a Edisun Heliostats, Inc.) (“Heliogen”) providing for the combination of the Company and Heliogen;

WHEREAS, in connection with the Transaction, Subscriber desires to subscribe for and purchase from the Company, immediately prior to the consummation of the Transaction, that number of shares of the Company’s Class A common stock, par value $0.0001 per share (which, following the closing of the Transaction, will be renamed “common stock” of Heliogen) (the “Common Stock”), set forth on the signature page hereto (the “Subscribed Shares”) for a purchase price of $10.00 per share (the “Per Share Price” and the aggregate of such Per Share Price for all Subscribed Shares being referred to herein as the “Purchase Price”), and the Company desires to issue and sell to Subscriber the Subscribed Shares in consideration of the payment of the Purchase Price by or on behalf of Subscriber to the Company; and

WHEREAS, on or about the date of this Subscription Agreement, the Company is entering into other subscription agreements (each, an “Other Subscription Agreement”) with certain other accredited investors (the “Other Subscribers”), which are on the same terms as the terms of this Subscription Agreement (other than the number of shares of Common Stock to be subscribed for and purchased by the Other Subscribers), pursuant to which such subscribers have agreed to purchase on the closing date of the Transaction, inclusive of the Subscribed Shares, an aggregate amount of Sixteen Million, Five Hundred Thousand (16,500,000) shares of Common Stock at the Per Share Price for an aggregate purchase price, inclusive of the Purchase Price, of One Hundred Sixty-Five Million Dollars ($165,000,000).

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1. Subscription. Subject to the terms and conditions hereof, at the Closing (as defined below), Subscriber hereby agrees to subscribe for and purchase from the Company, and the Company hereby agrees to issue and sell to Subscriber, upon the payment of the Purchase Price, the Subscribed Shares (such subscription and issuance, the “Subscription”).

2. Closing.

a. The consummation of the Subscription contemplated hereby (the “Closing”) shall occur on the closing date of the Transaction (the “Closing Date”) immediately prior to or concurrently with, and conditioned upon the effectiveness of, the consummation of the Transaction.

b. At least five (5) Business Days before the anticipated Closing Date, the Company shall deliver written notice to Subscriber (the “Closing Notice”) specifying (i) the anticipated Closing Date and (ii) the wire instructions for delivery of the Purchase Price to the Company. No later than two (2) Business Days prior to the Closing Date as set forth in the Closing Notice, Subscriber shall deliver the Purchase Price for the Subscribed Shares by wire transfer of United States dollars in immediately available funds to the account specified by the Company in the Closing Notice, such funds to be held by the Company in escrow until the Closing. Upon satisfaction (or, if

Annex E-1

applicable, waiver) of the conditions set forth in this Section 2, the Company shall deliver to Subscriber (i) at the Closing, the Subscribed Shares in book entry form, free and clear of any liens or other restrictions (other than those arising under applicable securities laws), in the name of Subscriber (or its nominee in accordance with its delivery instructions), and (ii) as promptly as practicable after the Closing, evidence from the Company’s transfer agent of the issuance to Subscriber of the Subscribed Shares on and as of the Closing Date. Notwithstanding the foregoing two sentences, for any Subscriber that informs the Company (1) that it is an investment company registered under the Investment Company Act of 1940, as amended, (2) that it is advised by an investment adviser subject to regulation under the Investment Advisers Act of 1940, as amended, or (3) that its internal compliance policies and procedures so require it, then, in lieu of the settlement procedures in the foregoing two sentences, the following shall apply: such Subscriber shall deliver at 10:00 a.m. New York City time on the Closing Date (or as soon as practicable following receipt of evidence from the Company’s transfer agent of the issuance to Subscriber of the Subscribed Shares on and as of the Closing Date) the Purchase Price for the Subscribed Shares by wire transfer of United States dollars in immediately available funds to the account specified by the Company in the Closing Notice (which account shall not be an escrow account) against delivery by the Company to Subscriber of the Subscribed Shares in book entry form, free and clear of any liens or other restrictions (other than those arising under applicable securities laws), in the name of Subscriber (or its nominee in accordance with its delivery instructions) and evidence from the Company’s transfer agent of the issuance to Subscriber of the Subscribed Shares on and as of the Closing Date. In the event that the consummation of the Transaction does not occur within two (2) Business Days after the anticipated Closing Date specified in the Closing Notice, unless otherwise agreed to in writing by the Company and the Subscriber, the Company shall promptly (but in no event later than three (3) Business Days after the anticipated Closing Date specified in the Closing Notice) return the funds so delivered by Subscriber to the Company by wire transfer in immediately available funds to the account specified by Subscriber, and any book entries shall be deemed cancelled. Notwithstanding such return or cancellation (x) a failure to close on the anticipated Closing Date shall not, by itself, be deemed to be a failure of any of the conditions to Closing set forth in this Section 2 to be satisfied or waived on or prior to the Closing Date, and (y) unless and until this Subscription Agreement is terminated in accordance with Section 6 herein, Subscriber shall remain obligated (A) to redeliver funds to the Company following the Company’s delivery to Subscriber of a new Closing Notice in accordance with this Section 2 and (B) to consummate the Closing upon satisfaction of the conditions set forth in this Section 2. For the purposes of this Subscription Agreement, “Business Day” means any day other than a Saturday or Sunday, or any other day on which banks located in New York, New York are required or authorized by law to be closed for business.

c. The Closing shall be subject to the satisfaction or waiver in writing by the Company, on the one hand, or the Subscriber, on the other, of the conditions that, on the Closing Date:

(i) no suspension of the qualification of the Common Stock for sale or trading on the New York Stock Exchange (the “NYSE”), or, to the Company’s knowledge, initiation or threatening of any proceedings for any of such purposes, shall have occurred, and the Subscribed Shares shall have been approved for listing on the NYSE, subject to official notice of issuance;

(ii) (i) all conditions precedent to the closing of the Transaction set forth in the Business Combination Agreement, including all necessary approvals of the Company’s stockholders and regulatory approvals, if any, shall have been satisfied (as determined by the parties to the Business Combination Agreement) or waived in writing by the person with the authority to make such waiver (other than those conditions which, by their nature, are to be satisfied at the closing of the Transaction pursuant to the Business Combination Agreement), and the closing of the Transaction shall be scheduled to occur on the Closing Date; and

(iii) no governmental authority shall have enacted, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation (whether temporary, preliminary or permanent) which is then in effect and has the effect of making consummation of the transactions contemplated hereby illegal or otherwise restraining, prohibiting or enjoining consummation of the transactions contemplated hereby; and no such governmental authority shall have instituted or threatened in writing a proceeding seeking to impose any such restraint or prohibition.

Annex E-2

d. The obligation of the Company to consummate the Closing shall be subject to the satisfaction or waiver in writing by the Company of the additional conditions that, on the Closing Date:

(i) all representations and warranties of Subscriber contained in this Subscription Agreement are true and correct in all material respects (other than representations and warranties that are qualified as to materiality, which representations and warranties shall be true in all respects) at and as of the Closing Date; and

(ii) Subscriber shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to the Closing.

e. The obligation of Subscriber to consummate the Closing shall be subject to the satisfaction or waiver in writing by Subscriber of the additional conditions that, on the Closing Date:

(i) all representations and warranties of the Company contained in this Subscription Agreement are true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Company Material Adverse Effect (as defined below), which representations and warranties shall be true in all respects) at and as of the Closing Date;

(ii) the Company shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to the Closing;

(iii) there shall have been no amendment, waiver or modification to the Business Combination Agreement that would reasonably be expected to materially and adversely affect the economic benefits that Subscriber would reasonably expect to receive under this Subscription Agreement without having received Subscriber’s prior written consent; and

(iv) the Company shall not have entered into any Other Subscription Agreement with a lower purchase price per share of Common Stock or other terms more favorable to such Other Subscriber or investor than as set forth in this Subscription Agreement and there shall have been no amendment, waiver or modification to any such Other Subscription Agreement that materially benefits such Other Subscriber thereunder unless the Subscriber has been offered the same benefits.

f. Prior to or at the Closing, Subscriber shall deliver all such other information as is reasonably requested in order for the Company to issue the Subscribed Shares to Subscriber, including, without limitation, the legal name of the person in whose name the Subscribed Shares are to be issued (or the Subscriber’s nominee in accordance with its delivery instructions) and a duly completed and executed Internal Revenue Service Form W-9 or appropriate form W-8.

3. Company Representations and Warranties. For purposes of this Section 3, the term “Company” shall refer to the Company as of the date hereof and, for purposes of only the representations contained in subsections (f), (i), (k) and (o) of this Section 3, in each case, to the extent such representations and warranties are made as of the Closing Date, the combined company after giving effect to the Transaction as of the Closing Date. The Company represents and warrants to Subscriber that:

a. The Company (i) is duly organized and is validly existing and in good standing under the laws of the State of Delaware, (ii) has the requisite power and authority to own, lease and operate its properties, to carry on its business as it is now being conducted and to enter into and perform its obligations under this Subscription Agreement, and (iii) is duly licensed or qualified to conduct its business and, if applicable, is in good standing under the laws of each jurisdiction (other than its jurisdiction of incorporation) in which the conduct of its business or the ownership of its properties or assets requires such license or qualification, except, with respect to the foregoing clause (iii), where the failure to be in good standing would not reasonably be expected to have a Company Material

Annex E-3

Adverse Effect. For purposes of this Subscription Agreement, a “Company Material Adverse Effect” means any event, circumstance, change, development, effect or occurrence (collectively “Effect”) that, individually or in the aggregate with all other Effects, (a) is or would reasonably be expected to be materially adverse to the business, financial condition or results of operations of the Company; or (b) would prevent, materially delay or materially impede the performance by the Company or Merger Sub of their respective obligations under this Subscription Agreement or the consummation of the Transaction; provided, however, that none of the following shall be deemed to constitute, alone or in combination, or be taken into account in the determination of whether, there has been or will be a Company Material Adverse Effect: (i) any change or proposed change in or change in the interpretation of any statute, law, ordinance, regulation, rule, code, executive order, injunction, judgment, decree or other order, in each case, of any governmental authority, or United States generally accepted accounting principles after the date of this Subscription Agreement; (ii) any change or proposed changes in or change in the interpretation in accounting or reporting principles, requirements or the Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies on April 12, 2021 issued by the staff of the Division of Corporation Finance (the “SEC Warrant Statement”); (iii) events or conditions generally affecting the industries or geographic areas in which the Company operates; (iv) any downturn in general economic conditions, including changes in the credit, debt, securities, financial or capital markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets); (v) acts of war, sabotage, civil unrest or terrorism, or any escalation or worsening of any such acts of war, sabotage, civil unrest or terrorism, or changes in global, national, regional, state or local political or social conditions; (vi) any hurricane, tornado, flood, earthquake, natural disaster, or other acts of God, (vii) any actions taken or not taken by the Company as required by this Subscription Agreement or any Other Subscription Agreement, (viii) any Effect attributable to the announcement or execution, pendency, negotiation or consummation of the Transaction, or (ix) any actions taken, or failures to take action, or such other changes or events, in each case, which the Subscriber has requested or to which it has consented or which actions are contemplated by this Subscription Agreement, except in the cases of clauses (i) through (iv), to the extent that the Company is disproportionately affected thereby as compared with other participants in the industry in which the Company operates.

b. The Subscribed Shares have been duly authorized and, when issued and delivered to Subscriber against full payment therefor in accordance with the terms of this Subscription Agreement, will be validly issued, fully paid and non-assessable, and will not have been issued in violation of any preemptive rights created under the Company’s organizational documents or the laws of the State of Delaware.

c. The Subscribed Shares are not, and following the Closing, will not be, subject to any Transfer Restriction. The term “Transfer Restriction” means any condition to or restriction on the ability of the undersigned or any other holder of the Subscribed Shares to pledge, sell, assign or otherwise transfer the Subscribed Shares under any organizational document, policy or agreement of, by or with the Company, but excluding the restrictions on transfer described in Section 4(e) of this Subscription Agreement with respect to the status of the Subscribed Shares as “restricted securities” pending their registration for resale under the Securities Act of 1933, as amended (the “Securities Act”) in accordance with the terms of this Subscription Agreement.

d. This Subscription Agreement has been, and the Business Combination Agreement will be, duly authorized, executed and delivered by the Company, and assuming the due authorization, execution and delivery of the same by the other parties thereto, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with their terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors generally and by the availability of equitable remedies.

e. The execution, delivery and performance of this Subscription Agreement, the issuance and sale of the Subscribed Shares and the compliance by the Company with all of the provisions of this Subscription Agreement and the consummation of the transactions contemplated herein will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Company pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which the Company is a

Annex E-4

party or by which the Company is bound or to which any of the property or assets of the Company is subject; (ii) the organizational documents of the Company; or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Company or any of its properties that, in the case of clauses (i) and (iii), would reasonably be expected to have a Company Material Adverse Effect.

f. Assuming the accuracy of the representations and warranties of the Subscriber set forth in Section 4 of this Subscription Agreement, the Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization (including the NYSE or other person in connection with the execution, delivery and performance of this Subscription Agreement (including, without limitation, the issuance of the Subscribed Shares), other than (i) filings required by applicable state securities laws, (ii) the filing of the Registration Statement pursuant to Section 5 below, (iii) the filing of a Notice of Exempt Offering of Securities on Form D with the United States Securities and Exchange Commission (the “Commission”) under Regulation D of the Securities Act, if applicable, (iv) those required by the NYSE, including with respect to obtaining stockholder approval, (v) those required to consummate the Transaction as provided under each Business Combination Agreement, (vi) the filing of notification under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, if applicable, and (vii) the failure of which to obtain would not be reasonably likely to have a Company Material Adverse Effect.

g. As of their respective dates, all reports required to be filed by the Company with the Commission (the “SEC Reports”) complied in all material respects with the requirements of the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations of the Commission promulgated thereunder, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, except as otherwise set forth in this Section 3(g). Except as otherwise set forth in this Section 3(g), the financial statements of the Company included in the SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect at the time of filing and fairly present in all material respects the financial position of the Company as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, year-end audit adjustments. Notwithstanding anything to the contrary set forth in this Section 3(g), no representation or warranty is made by the Company as to changes in accounting arising in connection with any required revision or restatement of the Company’s historical financial statements, or as to any deficiencies in disclosure (including with respect to financial statement presentation, internal controls over financial reporting or other accounting procedures and disclosure controls) arising from the treatment of such warrants as liabilities or other required changes in the Company’s historical financial statements and Company SEC Reports in accordance with, or related to, the SEC Warrant Statement. There are no outstanding or unresolved comments in comment letters received by the Company from the Commission with respect to any SEC Report.

h. As of the date hereof and as of immediately prior to the Closing, the authorized share capital of the Company consists of (i) 320,000,000 shares of common stock, par value $0.0001 per share, of which (i) 300,000,000 shares are designated as Class A common stock (the “Class A Common”), and 20,000,000 shares are designated Class B common stock (the “Class B Common”), and (ii) 1,000,000 shares of preferred stock, par value $0.0001 per share (“Preferred Shares”). As of the Closing Date (and immediately after the consummation of the Transaction), the authorized share capital of the Company will consist of 500,000,000 shares of Common Stock and 10,000,000 Preferred Shares. As of the date hereof and as of immediately prior to the Closing: (i) 25,000,000 shares of Class A Common, 8,566,667 shares of Class B Common and no Preferred Shares were issued and outstanding; and (ii) 8,566,667 warrants, each exercisable to purchase a whole share of Common Stock at $11.50 per full share (the “Warrants”), were issued and outstanding. As of the date hereof, the Company had no outstanding long-term indebtedness (other than fees payable under the business combination marketing agreement entered into in connection with its initial public offering) and will not have any long-term indebtedness immediately prior to the Closing. No Warrants are exercisable on or prior to the Closing. All (i) issued and outstanding Common Stock has been duly authorized and validly issued, is fully paid and non-assessable and is not subject to preemptive rights, and (ii) issued and outstanding Warrants constitute legal, valid and binding obligations of the Company,

Annex E-5

enforceable against the Company in accordance with their terms. As of the date hereof, except as set forth above and pursuant to the Other Subscription Agreements, and the Business Combination Agreement, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from the Company any Common Stock or other equity interests in the Company (collectively, “Equity Interests”) or securities convertible into or exchangeable or exercisable for Equity Interests. Other than Merger Sub, the Company has no subsidiaries and does not own, directly or indirectly, interests or investments (whether equity or debt) in any person, whether incorporated or unincorporated. There are no stockholder agreements, voting trusts or other agreements or understandings to which the Company is a party or by which it is bound relating to the voting, transfer or registration of any Equity Interests, other than (A) the letter agreements entered into by the Company in connection with the Company’s initial public offering on March 16, 2021 pursuant to which the Company’s sponsor and the Company’s executive officers and independent directors agreed to vote in favor of any proposed Business Combination (as defined therein), which includes the Transaction, (B) the Registration Rights Agreement, dated March 16, 2021, by and between the Company and the Company’s sponsor and (C) as contemplated by the Business Combination Agreement. Except as set forth in the Company’s organizational documents, there are no securities or instruments issued by or to which the Company is a party containing anti-dilution or similar provisions that will be triggered by the issuance of (i) the Subscribed Shares, or (ii) the shares to be issued pursuant to any Other Subscription Agreement.

i. Except for such matters as would not reasonably be expected to have a Company Material Adverse Effect or have a material adverse effect on the Company’s ability to consummate the transactions contemplated hereby, including the issuance and sale of the Subscribed Shares, as of the date hereof, there is no (i) suit, action, proceeding or arbitration before a governmental authority or arbitrator pending, or, to the knowledge of the Company, threatened in writing against the Company or (ii) judgment, decree, injunction, ruling or order of any governmental authority or arbitrator outstanding against the Company.

j. The issued and outstanding shares of Common Stock are registered pursuant to Section 12(b) of the Exchange Act, and are listed for trading on the NYSE under the symbol “ATHN” (it being understood that the trading symbol will be changed in connection with the Transaction). There is no suit, action, proceeding or investigation pending or, to the knowledge of the Company, threatened against the Company by the NYSE or the Commission with respect to any intention by such entity to deregister the shares of Common Stock or prohibit or terminate the listing of the shares of Common Stock on the NYSE. The Company has taken no action that is designed to terminate the registration of the shares of Common Stock under the Exchange Act.

k. Assuming the accuracy of Subscriber’s representations and warranties set forth in Section 4 of this Subscription Agreement, no registration under the Securities Act is required for the offer and sale of the Subscribed Shares by the Company to Subscriber.

l. Neither the Company nor any person acting on its behalf has engaged or will engage in any form of general solicitation or general advertising (within the meaning of Regulation D) in connection with any offer or sale of the Subscribed Shares.

m. No “bad actor” disqualifying event described in Rule 506(d)(1)(i)-(viii) of the Securities Act (a “Disqualification Event”) is applicable to the Company, except for a Disqualification Event as to which Rule 506(d)(2)(ii–iv) or (d)(3) is applicable.

n. Except for Cohen & Company Capital Markets (the “Placement Agent”), no broker or finder is entitled to any brokerage or finder’s fee or commission from the Company solely in connection with the sale of the Subscribed Shares to Subscriber.

o. Except for such matters as have not had a Company Material Adverse Effect, the Company is, and has been since its inception, in compliance with all state and federal laws applicable to the conduct of its business. The Company has not received any written, or to its knowledge, other communication from a governmental entity that alleges that the Company is not in compliance with or is in default or violation of any applicable law, except where such non-compliance, default or violation would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.

Annex E-6

p. The Company has not in the past nor will it hereafter take any action to sell, offer for sale or solicit offers to buy any securities of the Company that could result in the initial sale of the Subscribed Shares not being exempt from the registration requirements of Section 5 of the Securities Act.

q. The Company is not, and immediately after receipt of payment for the Subscribed Shares will not be, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

r. Other than the Other Subscription Agreements, the Business Combination Agreement and the transaction agreements contemplated thereby, or as disclosed in the Company’s SEC Reports, the Company has not entered into any side letter or similar agreement with any Other Subscriber or other investor in connection with such Other Subscriber’s or other investor’s direct or indirect investment in the Company. No Other Subscription Agreement includes terms and conditions that are more favorable to the Other Subscriber thereunder than the Subscriber hereunder, other than terms particular to the regulatory requirements of such Other Subscriber or its affiliates or related funds that are mutual funds or are otherwise subject to regulations related to the timing of funding and the issuance of the related Subscribed Shares.

4. Subscriber Representations and Warranties. Subscriber represents and warrants to the Company and the Placement Agent that:

a. Subscriber (i) is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or formation, as applicable, and (ii) has the requisite power and authority to enter into and perform its obligations under this Subscription Agreement.

b. This Subscription Agreement has been duly executed and delivered by Subscriber, and assuming the due authorization, execution and delivery of the same by the Company, this Subscription Agreement shall constitute the valid and legally binding obligation of Subscriber, enforceable against Subscriber in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors generally and by the availability of equitable remedies.

c. The execution and delivery of this Subscription Agreement, the purchase of the Subscribed Shares and the compliance by Subscriber with all of the provisions of this Subscription Agreement and the consummation of the transactions contemplated herein will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of Subscriber pursuant to the terms of (i) any material indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which Subscriber is a party or by which Subscriber is bound or to which any of the property or assets of Subscriber is subject; (ii) the organizational documents of Subscriber; or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over Subscriber or any of its properties that, in the case of clauses (i) and (iii), would reasonably be expected to have a material adverse effect on Subscriber’s ability to consummate the transactions contemplated hereby, including the purchase of the Subscribed Shares.

d. Subscriber (i) is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3) or (7) under the Securities Act), in each case, satisfying the applicable requirements set forth on Annex A, (ii) is acquiring the Subscribed Shares only for its own account and not for the account of others, or if Subscriber is subscribing for the Subscribed Shares as a fiduciary or agent for one or more investor accounts, each owner of such account is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3) or (7) under the Securities Act) and Subscriber has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations and agreements herein on behalf of each owner of each such account, and (iii) is not acquiring the Subscribed Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act (and has provided the Company with the requested information on Annex A following the signature page hereto). Subscriber is not an entity formed for the specific purpose of acquiring the Subscribed Shares.

Annex E-7

e. Subscriber understands that the Subscribed Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Subscribed Shares have not been registered under the Securities Act. Subscriber understands that the Subscribed Shares may not be offered, resold, transferred, pledged or otherwise disposed of by Subscriber absent an effective registration statement under the Securities Act, except (i) to the Company or a subsidiary thereof, (ii) pursuant to a stock lending program, or (iii) pursuant to an applicable exemption from the registration requirements of the Securities Act, and, in each of cases (i) and (ii), in accordance with any applicable securities laws of the applicable states and other jurisdictions of the United States, and that any book-entry position or certificates representing the Subscribed Shares shall contain a legend to such effect. As a result of these transfer restrictions, Subscriber understands that Subscriber may not be able to readily resell the Subscribed Shares and may be required to bear the financial risk of an investment in the Subscribed Shares for an indefinite period of time. Subscriber acknowledges and agrees that the Subscribed Shares will not be eligible for offer, resale or disposition pursuant to Rule 144 promulgated under the Securities Act until at least one year from the Closing Date. Subscriber understands that it has been advised to consult legal counsel prior to making any offer, resale, pledge or transfer of any of the Subscribed Shares. Subscriber acknowledges and agrees that it does not currently have, and it will not before Closing enter into, any binding commitment to transfer any of the Subscribed Shares.

Each book entry for the Subscribed Shares shall contain a notation, and each certificate (if any) evidencing the Subscribed Shares shall be stamped or otherwise imprinted with a legend, in substantially the following form:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION, AND MAY NOT BE OFFERED OR TRANSFERRED BY SALE, ASSIGNMENT, PLEDGE OR OTHERWISE UNLESS (I) A REGISTRATION STATEMENT FOR THESE SECURITIES UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS IS IN EFFECT OR (II) THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY TO THE EFFECT THAT SUCH REGISTRATION IS NOT REQUIRED.

f. Subscriber and its investment advisor, as applicable, agrees that Subscriber is purchasing the Subscribed Shares directly from the Company. Subscriber further acknowledges that there have not been, and Subscriber hereby agrees that it is not relying on, any representations, warranties, covenants or agreements made to Subscriber by the Company, any other party to the Transaction or any other person or entity (including the Placement Agent, and after the Closing, Heliogen), expressly or by implication, other than those representations, warranties, covenants and agreements of the Company set forth in this Subscription Agreement, and Subscriber is not relying on any representations, warranties or covenants other than those expressly set forth herein. Subscriber acknowledges that certain information provided by the Company was based on projections, and such projections were prepared based on assumptions and estimates that are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections.

g. In making its decision to purchase the Subscribed Shares, Subscriber or its investment advisor, as applicable, has relied solely upon independent investigation made by Subscriber. Without limiting the generality of the foregoing, Subscriber or its investment advisor, as applicable, has not relied on any statements or other information provided by anyone other than the Company concerning the Company or the Subscribed Shares or the offer and sale of the Subscribed Shares. Subscriber or its investment advisor, as applicable, acknowledges and agrees that Subscriber has received access to, and has had an adequate opportunity to review, such information as Subscriber deems necessary in order to make an investment decision with respect to the Subscribed Shares. Subscriber or its investment advisor, as applicable, acknowledges and agrees that neither the Placement Agent nor any affiliate of the Placement Agent, has provided Subscriber or its investment advisor, as applicable, with any advice with respect to the Subscribed Shares nor is such information or advice necessary or desired. Neither the Placement Agent nor any affiliate of the Placement Agent and, except for the representations and warranties

Annex E-8

contained in this Subscription Agreement, none of the Company, Heliogen or any of their respective affiliates, has made or makes any representation as to the Company, Heliogen or the quality or value of the Subscribed Shares and any non-public information with respect to the Company or Heliogen which any such parties may have acquired need not be provided to Subscriber or its investment advisor, as applicable. However, neither any inquiries, nor any due diligence investigation conducted by Subscriber or any of Subscriber’s professional advisors nor anything else contained herein, shall modify, limit or otherwise affect Subscriber’s right to rely on the Company’s representations, warranties, covenants and agreements contained in this Subscription Agreement. In connection with the issuance of the Subscribed Shares to Subscriber, none of the Placement Agent, any affiliate of the Placement Agent, or the Company, Heliogen or any of their respective affiliates has acted as a financial advisor or fiduciary to Subscriber. The Subscriber agrees that the Placement Agent shall not be liable to any Subscriber for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the Subscriber’s purchase of the Subscribed Shares.

h. Subscriber or its investment advisor, as applicable, became aware of this offering of the Subscribed Shares solely by means of direct contact between Subscriber and the Company or by means of contact from the Placement Agent, Heliogen and/or their respective advisors (including, without limitation, attorneys, accountants, bankers, consultants and financial advisors), agents, control persons, representatives, affiliates, directors, officers, managers, members, and/or employees, and/or the representatives of such persons (such parties referred to collectively as “Representatives”). The Subscribed Shares were offered to Subscriber solely by direct contact between Subscriber and the Company, the Placement Agent, Heliogen and/or their respective Representatives. Subscriber acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person or entity (including, without limitation, the Company, Heliogen and/or their respective Representatives), other than the representations and warranties contained in this Subscription Agreement, in making its investment or decision to invest in the Company. Subscriber did not become aware of this offering of the Subscribed Shares, nor were the Subscribed Shares offered to Subscriber, by any other means, and none of the Company, the Placement Agent, Heliogen or their respective Representatives acted as investment advisor, broker or dealer to Subscriber. Subscriber acknowledges that the Company represents and warrants that the Subscribed Shares (i) were not offered by any form of general solicitation or general advertising and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.

i. Subscriber or its investment advisor, as applicable, acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Subscribed Shares. Subscriber or its investment advisor, as applicable, has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Subscribed Shares, and Subscriber or its investment advisor, as applicable, has had an opportunity to seek, and has sought, such accounting, legal, business and tax advice as Subscriber has considered necessary to make an informed investment decision. Subscriber or its investment advisor, as applicable, acknowledges that it is a sophisticated investor, experienced in investing in private equity transaction and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities.

j. Alone, or together with any professional advisor(s), Subscriber represents and acknowledges that Subscriber has adequately analyzed and fully considered the risks of an investment in the Subscribed Shares and determined that the Subscribed Shares are a suitable investment for Subscriber and that Subscriber is able at this time and in the foreseeable future to bear the economic risk of a total loss of Subscriber’s investment in the Company. Subscriber acknowledges specifically that a possibility of total loss exists.

k. Subscriber understands that no federal or state agency has passed upon or endorsed the merits of the offering of the Subscribed Shares or made any findings or determination as to the fairness of this investment.

l. Subscriber is not (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) or in any Executive Order issued by the President of the United States and administered by OFAC, or a person or entity prohibited by any OFAC sanctions program, or a person or entity whose property and interests in property subject

Annex E-9

to U.S. jurisdiction are otherwise blocked under any U.S. laws, Executive Orders or regulations, (ii) a person or entity listed on the Sectoral Sanctions Identifications (“SSI”) List maintained by OFAC or otherwise determined by OFAC to be subject to one or more of the Directives issued under Executive Order 13662 of March 20, 2014, or on any other of the OFAC Consolidated Sanctions Lists, (iii) an entity owned, directly or indirectly, individually or in the aggregate, 50 percent or more by one or more persons described in subsections (i) or (ii), (iv) a person or entity named on the U.S. Department of Commerce, Bureau of Industry and Security (“BIS”) Denied Persons List, Entity List, or Unverified List (“BIS Lists”) (collectively with (i) through (iv), a “Restricted Person”) or (v) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank. Subscriber agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law, provided that Subscriber is permitted to do so under applicable law. Subscriber represents that if it is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.), as amended by the USA PATRIOT Act of 2001 and its implementing regulations (collectively, the “BSA/PATRIOT Act”), that Subscriber maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. Subscriber also represents that, to the extent required, it maintains policies and procedures reasonably designed for the screening of its investors against the OFAC and BIS sanctions programs, including for Restricted Persons, and otherwise to ensure compliance with all applicable sanctions and embargo laws, statutes, and regulations. Subscriber further represents and warrants that, to the extent required, it maintains policies and procedures reasonably designed to ensure that the funds held by Subscriber and used to purchase the Subscribed Shares were legally derived.

m. RESERVED.

n. If Subscriber is an employee benefit plan that is subject to Title I of ERISA, a plan, an individual retirement account or other arrangement that is subject to Section 4975 of the Code or an employee benefit plan that is a governmental plan (as defined in Section 3(32) of ERISA), a church plan (as defined in Section 3(33) of ERISA), a non-U.S. plan (as described in Section 4(b)(4) of ERISA) or other plan that is not subject to the foregoing but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Internal Revenue Code of 1986, as amended, or an entity whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”) subject to the fiduciary or prohibited transaction provisions of ERISA or Section 4975 of the Code, the Subscriber represents and warrants that neither the Company, nor any of its respective affiliates (the “Transaction Parties”) has acted as the Plan’s fiduciary, or has been relied on for advice, with respect to its decision to acquire and hold the Subscribed Shares, and none of the Transaction Parties shall at any time be relied upon as the Plan’s fiduciary with respect to any decision to acquire, continue to hold or transfer the Subscribed Shares.

o. Subscriber at the Closing will have sufficient funds to pay the Purchase Price pursuant to Section 2(b) of this Subscription Agreement.

p. Except as set forth in this Subscription Agreement, the Placement Agent has made no independent investigation with respect to the accuracy, completeness or adequacy of any information supplied to the Subscriber by the Company or Heliogen.

q. No foreign person (as defined in 31 C.F.R. Part 800.224) in which the national or subnational governments of a single foreign state have a substantial interest (as defined in 31 C.F.R. Part 800.244) will acquire a substantial interest in the Company as a result of the purchase and sale of securities hereunder such that a declaration to the Committee on Foreign Investment in the United States would be mandatory under 31 C.F.R. Part 800.401, and no foreign person will have control (as defined in 31 C.F.R. Part 800.208) over the Company from and after the Closing as a result of the purchase and sale of the Subscribed Shares hereunder.

r. Except for the representations and warranties contained in this Section 4, Subscriber makes no express or implied representation or warranty, and Subscriber hereby disclaims any such representation or warranty with respect to the execution and delivery of this Agreement and the consummation of the transactions contemplated herein.

Annex E-10

5. Registration of Subscribed Shares.

a. The Company agrees that, within thirty (30) calendar days following the Closing Date (the “Filing Deadline”), the Company will file with the Commission (at the Company’s sole cost and expense) a registration statement registering the resale of the Subscribed Shares (the “Registration Statement”), and the Company shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof, but in any event no later than sixty (60) calendar days after the Closing Date (the “Effectiveness Deadline”); provided, that the Effectiveness Deadline shall be extended to ninety (90) calendar days after the Closing Date if the Registration Statement is reviewed by, and comments thereto are provided from, the Commission; provided, further that the Company shall have the Registration Statement declared effective within five (5) Business Days after the date the Company is notified (orally or in writing, whichever is earlier) by the staff of the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review and that if the Effectiveness Deadline falls on a Saturday, Sunday or other day that the Commission is closed for business, the Effectiveness Deadline shall be extended to the next Business Day on which the Commission is open for business. Without limiting the foregoing, the Company’s obligations to include the Subscribed Shares in the Registration Statement are contingent upon the undersigned furnishing in writing to the Company such information regarding the undersigned, the securities of the Company held by the undersigned and the intended method of disposition of the Subscribed Shares as shall be reasonably requested by the Company to effect the registration of the Subscribed Shares, and shall execute such documents in connection with such registration as the Company may reasonably request that are customary of a selling stockholder in similar situations; provided that Subscriber shall not in connection with the foregoing be required to execute any lock-up or similar agreement or otherwise be subject to any contractual restriction on the ability to transfer the Subscribed Shares. Unless required under applicable laws and Commission rules, in no event shall the Subscriber be identified as a statutory underwriter in the Registration Statement; provided that if the Subscriber is required to be so identified as a statutory underwriter in the Registration Statement, the Subscriber will have an opportunity to withdraw its Subscribed Shares from the Registration Statement. Notwithstanding the foregoing, if the Commission prevents the Company from including any or all of the shares of Common Stock proposed to be registered under the Registration Statement due to limitations on the use of Rule 415 of the Securities Act for the resale of shares of Common Stock by the applicable stockholders or otherwise, such Registration Statement shall register for resale such number of the shares that is equal to the maximum number of the shares as is permitted by the Commission. In such event, the number of shares to be registered for each selling stockholder named in the Registration Statement shall be reduced pro rata among all such selling stockholders and as promptly as practicable after being permitted to register additional shares under Rule 415 under the Securities Act, the Company shall amend the Registration Statement or file a new Registration Statement to register such additional shares and cause such amendment or Registration Statement to become effective as promptly as practicable. The Company will use its commercially reasonable efforts to maintain the continuous effectiveness of the Registration Statement, and to supplement and amend the Registration Statement to the extent necessary to ensure that such Registration Statement is available or, if not available, that another registration statement is available for the resale of the Subscribed Shares, until the earliest of (i) the date on which all of the Subscribed Shares may be resold without volume or manner of sale limitations pursuant to Rule 144 promulgated under the Securities Act and, so long as Subscriber is not an “affiliate” of the Company, without the requirement that the Company be in compliance with the current public information required under Rule 144(c)(1) (or Rule 144(i)(2), if applicable), (ii) the date on which all of the Subscribed Shares have actually been sold pursuant to Rule 144 or another exemption from registration or pursuant to the Registration Statement and (iii) the date which is three years after the Closing. For purposes of clarification, any failure by the Company to file the Registration Statement by the Filing Deadline or to effect such Registration Statement by the Effectiveness Deadline shall not otherwise relieve the Company of its obligations to file or effect the Registration Statement set forth in this Section 5.

b. Notwithstanding anything to the contrary in this Subscription Agreement, the Company shall be entitled to delay or postpone the effectiveness of the Registration Statement, and from time to time to require any Subscriber not to sell under the Registration Statement or to suspend the effectiveness thereof, if the negotiation or consummation of a transaction by the Company or its subsidiaries is pending or an event has occurred, which negotiation, consummation or event, the Company’s board of directors reasonably believes, upon the advice of legal

Annex E-11

counsel, would require additional disclosure by the Company in the Registration Statement of material information that the Company has a bona fide business purpose for keeping confidential and the non-disclosure of which in the Registration Statement would be expected, in the reasonable determination of the Company’s board of directors, upon the advice of legal counsel, to cause the Registration Statement to fail to comply with applicable disclosure requirements (each such circumstance, a “Suspension Event”); provided, however, that the Company may not delay or suspend the Registration Statement on more than two occasions or for more than sixty (60) consecutive calendar days, or more than ninety (90) total calendar days, in each case during any twelve-month period. Upon receipt of any written notice from the Company of the happening of any Suspension Event (which notice shall not contain material non-public information) during the period that the Registration Statement is effective or if as a result of a Suspension Event the Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made (in the case of the prospectus) not misleading, Subscriber agrees that (i) it will immediately discontinue offers and sales of the Subscribed Shares under the Registration Statement (excluding, for the avoidance of doubt, sales conducted pursuant to Rule 144) until such Subscriber receives copies of a supplemental or amended prospectus (which the Company agrees to promptly prepare) that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment has become effective or unless otherwise notified by the Company that it may resume such offers and sales, and (ii) it will maintain the confidentiality of any information included in such written notice delivered by the Company unless otherwise required by law or subpoena. If so directed by the Company, Subscriber will deliver to the Company or, in such Subscriber’s sole discretion destroy, all copies of the prospectus covering the Subscribed Shares in such Subscriber’s possession; provided, however, that this obligation to deliver or destroy all copies of the prospectus covering the Subscribed Shares shall not apply (i) to the extent such Subscriber is required to retain a copy of such prospectus (a) in order to comply with applicable legal, regulatory, self-regulatory or professional requirements or (b) in accordance with a bona fide pre-existing document retention policy or (ii) to copies stored electronically on archival servers as a result of automatic data back-up.

c. In the case of the registration effected by the Company pursuant to his Section 5, the Company shall, upon reasonable request of Subscriber, inform Subscriber as to the status of such registration. At its reasonable expense the Company shall:

(i) Advise Subscriber within 2 Business Days:

1. when a Registration Statement or any amendment thereto has been filed with the Commission and when such Registration Statement or any post-effective amendment thereto has become effective;

2. of any written request by the Commission for amendments or supplements to any Registration Statement or the prospectus included therein or for additional information;

3. of the issuance by the Commission of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for such purpose;

4. of the receipt by the Company of any notification with respect to the suspension of the qualification of the Subscribed Shares included therein for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and

5. subject to the provisions in this Subscription Agreement, of the occurrence of any event that requires the making of any changes in any Registration Statement or prospectus so that, as of such date, the statements therein are not misleading and do not omit to state a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances

Annex E-12

under which they were made) not misleading (provided that any such notice pursuant to this Section 5(c)(i)(5) shall solely provide that the use of the Registration Statement or prospectus has been suspended without setting forth the reason for such suspension).

Notwithstanding anything to the contrary set forth herein, the Company shall not, when so advising the Subscriber of such events, provide Subscriber with any material, nonpublic information regarding the Company other than to the extent that providing notice to the Subscriber of the occurrence of the events listed in (1) through (5) above constitutes material, nonpublic information regarding the Company;

(ii) use commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement as soon as reasonably practicable;

(iii) upon the occurrence of any Suspension Event, except for such times as the Company is permitted hereunder to suspend, and has suspended, the use of a prospectus forming part of a Registration Statement, the Company shall use its commercially reasonable efforts to as soon as reasonably practicable prepare a post-effective amendment to such Registration Statement or a supplement to the related prospectus, or file any other required document so that, as thereafter delivered to purchasers of the Subscribed Shares included therein, such prospectus will not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(iv) use its commercially reasonable efforts to cause all Subscribed Shares held by Subscriber to be listed on each securities exchange or market, if any, on which the Subscribed Shares have been listed;

(v) use its commercially reasonable efforts to take all other steps necessary to effect the registration of the Subscribed Shares contemplated hereby and to enable Subscriber to sell the Subscribed Shares under Rule 144 (when available), including to (x) make and keep public information available, as those terms are understood and defined in Rule 144, (y) file all reports and other materials required to be filed by the Exchange Act so long as the Company remains subject to such requirements and the filing of such reports and other documents is required for the applicable provisions of Rule 144, and (z) furnish to Subscriber, promptly upon request, (A) a written statement by the Company, if true, that it has complied with the reporting requirements of Rule 144, the Securities Act and the Exchange Act, (B) a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company, and (C) such other information as may reasonably be requested to enable Subscriber to sell the Subscribed Shares under Rule 144 without registration; and without the requirement that the Company be in compliance with the current public information required under Rule 144(c)(1) (or Rule 144(i)(2), if applicable); and

(vi) for as long as the Subscriber holds Subscribed Shares, use its commercially reasonable efforts to cause the Company’s transfer agent to remove any restrictive legend when the Subscribed Shares are sold pursuant to Rule 144 under the Securities Act or the Registration Statement within two (2) Business Days of request by the Subscriber. In connection therewith, (A) Subscriber shall provide customary representation letters reasonably acceptable to the Company and the Company’s transfer agent, (B) if required by the Company’s transfer agent, the Company will promptly cause an opinion of counsel to be delivered to its transfer agent, together with any other authorizations, certificates and directions reasonably requested by the Company in order to render such opinion and/or required by the transfer agent that authorize and direct the transfer agent to issue such Subscribed Shares without any such legend and (C) the Company shall be responsible for the fees of its transfer agent, legal counsel and any DTC fees associated with such issuance.

Annex E-13

d. If the total number of shares of Common Stock that the Subscriber and any other person(s) intend to include in an underwritten offering exceeds the number of shares of Common Stock that can be sold in an underwritten offering without being likely to have an adverse effect on the price, timing or distribution of shares of the Common Stock offered or the market for the shares of Common Stock, then the shares of Common Stock to be included in such offering shall include the number of shares of Common Stock that the managing underwriter of the offering advises the Company can be sold without having such adverse effect, with such number to be allocated (i) first, to the Company or other party or parties initiating such registration and (ii) second, to the Subscriber and the other holders of shares of Common Stock with registration rights entitling them to participate in such underwritten offering, allocated among the Subscriber and such other holders pro rata on the basis of the number of shares of Common Stock proposed to be sold by each applicable holder in such underwritten offering (based, for each such participant described in this clause (ii), on the percentage derived by dividing (x) the number of shares of Common Stock proposed to be sold by such participant in such underwritten offering by (y) the aggregate number of shares of Common Stock proposed to be sold by all such participants) or in such manner as they may agree. In such event, the number of shares to be registered for each selling stockholder named in the Registration Statement shall be reduced pro rata among all such selling stockholders and, as promptly as practicable after the managing underwriter of the offering advises the Company additional shares can be sold without being likely to have an adverse effect on the price, timing or distribution of shares of the Common Stock that may be offered or the market for the shares of Common Stock, then and the Company is otherwise permitted to register additional shares, the Company shall amend the Registration Statement or file a new Registration Statement to register such additional shares of Common Stock that were originally proposed to be sold by each applicable holder in such underwritten offering that were not registered and cause such amendment or Registration Statement to become effective as promptly as practicable.

e. The Company shall, notwithstanding any termination of this Subscription Agreement, indemnify, defend and hold harmless Subscriber (to the extent a seller under the Registration Statement), and its officers, directors, investment advisers and agents, and each person who controls such Subscriber (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) to the fullest extent permitted by applicable law, from and against any and all losses, claims, damages, liabilities, costs (including, without limitation, reasonable attorneys’ fees) and expenses (collectively, “Losses”), that arise out of or are based upon (i) any untrue or alleged untrue statement of a material fact contained in the Registration Statement, any prospectus included in the Registration Statement or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading, or (ii) any violation or alleged violation by the Company of the Securities Act, Exchange Act or any state securities law or any rule or regulation thereunder, in connection with the performance of its obligations under this Section 5, except to the extent, but only to the extent, that such untrue statements, alleged untrue statements, omissions or alleged omissions are based upon and in conformity with information regarding such Subscriber furnished in writing to the Company by or on behalf of such Subscriber expressly for use therein or such Subscriber has omitted a material fact from such information; provided, however, that the indemnification contained in this Section 5 shall not apply to amounts paid in settlement of any Losses if such settlement is effected by or on behalf of the Subscriber without the consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed), nor shall the Company be liable for any Losses to the extent they arise out of or are based upon a violation which occurs (A) in connection with any failure of the Subscriber to deliver or cause to be delivered a prospectus made available to the Subscriber by or on behalf of the Company in a timely manner, (B) as a result of offers or sales effected by or on behalf of the Subscriber by means of a freewriting prospectus (as defined in Rule 405) that was not authorized in writing by the Company, or (C) in connection with any offers or sales effected by or on behalf of a Subscriber in violation of Section 5(b) of this Subscription Agreement. The Company shall notify such Subscriber promptly of the institution, threat or assertion of any proceeding arising from or in connection with the transactions contemplated by this Section 5 of which the Company is aware. The indemnity set forth in this Section 5(c) shall remain in full force and effect regardless of any investigation made by or on behalf of an indemnified party and shall survive the transfer of the Subscribed Shares by such Subscriber.

Annex E-14

f. The Subscriber may deliver written notice (an “Opt-Out Notice”) to the Company requesting that the Subscriber not receive notices from the Company otherwise required by Section 5(e); provided, however, that the Subscriber may later revoke any such Opt-Out Notice in writing. Following receipt of an Opt-Out Notice from the Subscriber (unless subsequently revoked), (i) the Company shall not deliver any such notices to the Subscriber and the Subscriber shall no longer be entitled to the rights associated with any such notice and (ii) each time prior to the Subscriber’s intended use of an effective Registration Statement, the Subscribers will notify the Company in writing at least two (2) Business Days in advance of such intended use, and if a notice of a Suspension Event was previously delivered (or would have been delivered but for the provisions of this Section 8(c)) and the related suspension period remains in effect, the Company will so notify the Subscriber, within one (1) Business Day of the Subscriber’s notification to the Company, by delivering to the Subscriber a copy of such previous notice of Suspension Event, and thereafter will provide the Subscriber with the related notice of the conclusion of such Suspension Event promptly following its availability.

g. Subscriber shall, severally and not jointly with any Other Subscriber or any other selling stockholder named in the registration statement, indemnify and hold harmless the Company, its directors, officers, agents and employees, and each person who controls the Company (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), to the fullest extent permitted by applicable law, from and against all Losses, as incurred, arising out of or based upon any untrue or alleged untrue statement of a material fact contained in the Registration Statement, any prospectus included in the Registration Statement, or any form of prospectus, or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus, or any form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading, in any such case to the extent, but only to the extent, that such untrue statements, alleged untrue statements, or omissions or alleged omissions are based upon and in conformity with information regarding such Subscriber furnished in writing to the Company by such Subscriber expressly for use therein; provided, however, that the indemnification contained in this Section 5 shall not apply to amounts paid in settlement of any Losses if such settlement is effected without the consent of such Subscriber (which consent shall not be unreasonably withheld, conditioned or delayed). In no event shall the liability of any Subscriber be greater in amount than the dollar amount of the net proceeds received by such Subscriber upon the sale of the Subscribed Shares giving rise to such indemnification obligation. Subscriber shall notify the Company promptly of the institution, threat or assertion of any proceeding arising from or in connection with the transactions contemplated by this Section 5 of which such Subscriber is aware. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of an indemnified party and shall survive the transfer of the Subscribed Shares by such Subscriber.

6. Termination. This Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earlier to occur of (a) such date and time as either Business Combination Agreement is terminated in accordance with its terms, (b) upon the mutual written agreement of the parties to terminate this Subscription Agreement, (c) if, on the Closing Date of the Transaction, any of the conditions to Closing set forth in Section 2 of this Subscription Agreement have not been satisfied as of the time required hereunder to be so satisfied or waived (to the extent a waiver is capable of being issued) by the party entitled to grant such waiver and, as a result thereof, the transactions contemplated by this Subscription Agreement are not consummated, or (d) December 31, 2021; provided, that nothing herein will relieve any party from liability for any willful breach hereof (including, for the avoidance of doubt, a Subscriber’s willful breach of Section 2(c) of this Subscription Agreement with respect to its representations, warranties and covenants as of the date of the Closing) prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from such breach. The Company shall notify Subscriber of the termination of either Business Combination Agreement promptly after the termination thereof. For the avoidance of doubt, if any termination hereof occurs after the delivery by the Subscriber of the Purchase Price for the Subscribed Shares, the Company shall promptly (but not later than one (1) Business Day thereafter) return the Purchase Price to the Subscriber without any deduction for or on account of any tax, tax withholding, tax charges, or set-off for taxes.

Annex E-15

7. Trust Account Waiver. Subscriber hereby acknowledges that the Company has established a trust account (the “Trust Account”) containing the proceeds of its initial public offering (the “IPO”) and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of the Company’s public stockholders and certain other parties (including the underwriters of the IPO). For and in consideration of the Company entering into this Subscription Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Subscriber hereby (i) agrees that it does not now and shall not at any time hereafter have any right, title, interest or claim of any kind in or to any assets held in the Trust Account, and shall not bring any action, suit, claim or other proceeding against the Trust Account, regardless of whether such claim arises as a result of, in connection with or relating in any way to this Subscription Agreement, the transactions contemplated hereby, the Subscribed Shares or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to hereafter as the “Released Claims”), (ii) irrevocably waives any Released Claims that it may have against the Trust Account now or in the future as a result of, or arising out of, any negotiations, contracts or agreements with the Company, and (iii) will not seek recourse against the Trust Account for any reason whatsoever; provided however, that nothing in this Section 7 shall be deemed to limit any Subscriber’s right to distributions from the Trust Account in accordance with the Company’s amended and restated certificate of incorporation in respect of any redemptions by Subscriber of its shares of public Common Stock of the Company acquired by any means other than pursuant to this Subscription Agreement. The Subscriber acknowledges and agrees that it shall not have any redemption rights with respect to the Subscribed Shares pursuant to the Company’s organizational documents in connection with the Transaction or any other business combination, any subsequent liquidation of the Trust Account, the Company or otherwise. In the event Subscriber has any claim against the Company as a result of, or arising out of, this Subscription Agreement, the transactions contemplated hereby or the Subscribed Shares, it shall pursue such claim solely against the Company and its assets outside the Trust Account and not against the Trust Account or any monies or other assets in the Trust Account.

8. Miscellaneous.

a. All notices, requests, demands, claims, and other communications hereunder shall be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given (i) when delivered personally to the recipient, (ii) when sent by electronic mail, on the date of transmission to such recipient; provided, that such notice, request, demand, claim or other communication is also sent to the recipient pursuant to clauses (i), (iii) or (iv) of this Section 8(a), (iii) one Business Day after being sent to the recipient by reputable overnight courier service (charges prepaid), or (iv) four (4) Business Days after being mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid, and, in each case, addressed to the intended recipient at its address specified on the signature page hereof or to such electronic mail address or address as subsequently modified by written notice given in accordance with this Section 8(a).

b. Subscriber acknowledges that the Company, the Placement Agent, and, after the Closing, Heliogen, will rely on the acknowledgments, understandings, agreements, representations and warranties of Subscriber contained in this Subscription Agreement. In addition, the parties hereto agree that the Placement Agent is an express third-party beneficiary of its express rights in Section 3, Section 4, this Section 8(b) and Section 8(c) of this Subscription Agreement. Prior to the Closing, Subscriber agrees to promptly notify the Company and the Placement Agent if it becomes aware that any of the acknowledgments, understandings, agreements, representations and warranties of Subscriber set forth herein are no longer accurate in all material respects. Subscriber acknowledges and agrees that the purchase by Subscriber of Subscribed Shares from the Company will constitute a reaffirmation of the acknowledgments, understandings, agreements, representations and warranties herein (as modified by any such notice) by Subscriber as of the time of such purchase except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality, which representations and warranties shall be true and correct in all respects) as of such earlier date. The Company acknowledges that Subscriber and others (including the Placement Agent, and after the Closing, Heliogen) will rely

Annex E-16

on the acknowledgments, understandings, agreements, representations and warranties of the Company contained in Section 4 of this Subscription Agreement. Prior to the Closing, the Company agrees to promptly notify Subscriber if it becomes aware that any of the acknowledgments, understandings, agreements, representations and warranties of the Company set forth herein are no longer accurate in all material respects. The Company acknowledges and agrees that the sale to Subscriber of Subscribed Shares by the Company will constitute a reaffirmation of the acknowledgments, understandings, agreements, representations and warranties herein (as modified by any such notice) by the Company as of the time of such purchase except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality, which representations and warranties shall be true and correct in all respects) as of such earlier date.

c. Each of the Company and Subscriber is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

d. Each party shall pay all of its own expenses in connection with this Subscription Agreement and the transactions contemplated herein.

e. Neither this Subscription Agreement nor any rights that may accrue to Subscriber hereunder (other than the Subscribed Shares acquired hereunder, if any) may be transferred or assigned by Subscriber. Neither this Subscription Agreement nor any rights that may accrue to the Company hereunder may be transferred or assigned (provided, that, for the avoidance of doubt, the Company may transfer its rights (but not obligations) hereunder solely in connection with the consummation of the Transaction and exclusively to another entity under the control of, or under common control with, the Company). Notwithstanding the foregoing, Subscriber may assign its rights and obligations under this Subscription Agreement to one or more of its affiliates (including other investment funds or accounts managed or advised by the investment manager who acts on behalf of the Subscriber or by an affiliate of such investment manager) or, with the Company’s prior written consent, to another person that is eligible to enter into this Subscription Agreement, provided that no such assignment shall relieve Subscriber of its obligations hereunder if any such assignee fails to perform such obligations, unless the Company and Heliogen have each given its prior written consent to such relief and such assignee agrees in writing to be bound by the terms hereof.

f. All the agreements, representations and warranties made by each party hereto in this Subscription Agreement shall survive the Closing.

g. The Company may request from Subscriber such additional information as the Company may reasonably deem necessary to evaluate the eligibility of Subscriber to acquire the Subscribed Shares and to register the Subscribed Shares for resale, and Subscriber shall provide such information as may be reasonably requested, to the extent readily available and to the extent consistent with its internal policies and procedures provided that Company agrees to keep any such information provided by Subscriber confidential, except (A) as required by the federal securities laws, rules or regulations and (B) to the extent such disclosure is required by other laws, rules or regulations, at the request of the staff of the Commission or regulatory agency or under the regulations of the NYSE. Subscriber acknowledges that the Company may file a form of this Subscription Agreement with the Commission as an exhibit to a current or periodic report of the Company or a registration statement of the Company.

h. This Subscription Agreement may not be amended, modified, waived or terminated except by an instrument in writing, signed by the party against whom enforcement of such modification, waiver, or termination is sought.

i. This Subscription Agreement constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof, except that any confidentiality agreement with respect to the undersigned or its affiliates shall remain in full force and effect.

Annex E-17

j. Except as otherwise expressly provided herein, this Subscription Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns.

k. If any provision of this Subscription Agreement shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

l. This Subscription Agreement may be executed and delivered in one or more counterparts (including by facsimile or electronic mail or in .pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com or other transmission method) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.

m. Remedies.

(i) The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Subscription Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Subscription Agreement and to enforce specifically the terms and provisions of this Subscription Agreement, this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise.

(ii) Each of the parties hereto shall be entitled to seek and obtain equitable relief, without proof of actual damages, including an injunction or injunctions or order for specific performance to prevent breaches of this Subscription Agreement and to enforce specifically the terms and provisions of this Subscription Agreement to cause Subscriber to fund the Purchase Price and cause the Closing to occur if the conditions in Section 2 of this Subscription Agreement have been satisfied or, to the extent permitted by applicable law, waived by the applicable party entitled to waive any such condition. The parties hereto further agree (i) to waive any requirement for the security or posting of any bond in connection with any such equitable remedy, (ii) not to assert that a remedy of specific enforcement pursuant to this Section 8(m) is unenforceable, invalid, contrary to applicable law or inequitable for any reason and (iii) to waive any defense that a remedy at law would be adequate. In any dispute arising out of or related to this Subscription Agreement, or any other agreement, document, instrument or certificate contemplated hereby, or any transactions contemplated hereby or thereby, the applicable adjudicating body shall award to the prevailing party, if any, the costs and attorneys’ fees reasonably incurred by the prevailing party in connection with the dispute and the enforcement of its rights under this Subscription Agreement or any other agreement, document, instrument or certificate contemplated hereby and, if the adjudicating body determines a party to be the prevailing party under circumstances where the prevailing party won on some but not all of the claims and counterclaims, the adjudicating body may award the prevailing party an appropriate percentage of the costs and attorneys’ fees reasonably incurred by the prevailing party in connection with the adjudication and the enforcement of its rights under this Subscription Agreement or any other agreement, document, instrument or certificate contemplated hereby or thereby.

 n. This Subscription Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to the principles of conflicts of laws that would otherwise require the application of the law of any other state.

o. EACH PARTY HEREBY WAIVES ITS RESPECTIVE RIGHTS TO A TRIAL BY JURY OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OR RELATED TO THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IN ANY ACTION, PROCEEDING OR OTHER LITIGATION OF ANY TYPE BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY OR ANY AFFILIATE OF ANY OTHER SUCH PARTY, WHETHER

Annex E-18

WITH RESPECT TO CONTRACT CLAIMS, TORT CLAIMS OR OTHERWISE. THE PARTIES AGREE THAT ANY SUCH CLAIM OR CAUSE OF ACTION SHALL BE TRIED BY A COURT TRIAL WITHOUT A JURY. WITHOUT LIMITING THE FOREGOING, THE PARTIES FURTHER AGREE THAT THEIR RESPECTIVE RIGHT TO A TRIAL BY JURY IS WAIVED BY OPERATION OF THIS SECTION AS TO ANY ACTION, COUNTERCLAIM OR OTHER PROCEEDING WHICH SEEKS, IN WHOLE OR IN PART, TO CHALLENGE THE VALIDITY OR ENFORCEABILITY OF THIS SUBSCRIPTION AGREEMENT OR ANY PROVISION HEREOF. THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT.

p. The parties agree that all disputes, legal actions, suits and proceedings arising out of or relating to this Subscription Agreement must be brought exclusively in the United States District Court for the Southern District of New York, the Supreme Court of the State of New York and the federal courts of the United States of America located in the State of New York, and sitting in the County of New York (collectively the “Designated Courts”). Each party hereby consents and submits to the exclusive jurisdiction of the Designated Courts. No legal action, suit or proceeding with respect to this Subscription Agreement may be brought in any other forum. Each party hereby irrevocably waives all claims of immunity from jurisdiction, and any objection which such party may now or hereafter have to the laying of venue of any suit, action or proceeding in any Designated Court, including any right to object on the basis that any dispute, action, suit or proceeding brought in the Designated Courts has been brought in an improper or inconvenient forum or venue. Each of the parties also agrees that delivery of any process, summons, notice or document to a party hereof in compliance with Section 8(a) of this Subscription Agreement shall be effective service of process for any action, suit or proceeding in a Designated Court with respect to any matters to which the parties have submitted to jurisdiction as set forth above.

q. This Subscription Agreement may only be enforced against, and any claim, action, suit or other legal proceeding based upon, arising out of, or related to this Subscription Agreement, or the negotiation, execution or performance of this Subscription Agreement, may only be brought against the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party. No past, present or future director, officer, employee, incorporator, manager, member, partner, stockholder, affiliate, agent, attorney or other representative of any party hereto or of any affiliate of any party hereto, or any of their successors or permitted assigns, shall have any liability for any obligations or liabilities of any party hereto under this Subscription Agreement or for any claim, action, suit or other legal proceeding based on, in respect of or by reason of the transactions contemplated hereby.

r. The Company shall, by 9:00 a.m., New York City time, on the first (1st) Business Day immediately following the date of this Subscription Agreement, issue one or more press releases or file with the Commission a Current Report on Form 8-K (collectively, the “Disclosure Document”) disclosing, to the extent not previously publicly disclosed, all material terms of the transactions contemplated hereby (and by the Other Subscription Agreements), the Transaction and any other material, nonpublic information that the Company has provided to Subscriber at any time prior to the filing of the Disclosure Document. From and after the issuance of the Disclosure Document, Subscriber shall not be in possession of any material, non-public information received from the Company, Heliogen or any of their respective officers, directors or employees or the Placement Agent, as applicable, and the Subscriber shall no longer be subject to any confidentiality or similar obligations under any current agreement, whether written or oral, with the Company, Heliogen or any of their respective affiliates, relating to the transactions contemplated hereby. Notwithstanding the foregoing, without the prior written consent (including by e-mail) of Subscriber, the Company shall not publicly disclose the name of Subscriber or investment advisor of Subscriber or any of their affiliates, or include the name of Subscriber or investment advisor of Subscriber or any of their affiliates (i) in any press release or marketing materials or (ii) in any filing with the Commission or any regulatory agency or trading market except as required by the federal securities laws, rules or regulations and to the extent such disclosure is required by other laws, rules or regulations, at the request of the staff of the Commission or regulatory agency or under NYSE regulations, in which case the Company shall provide Subscriber with prior written notice (including by e-mail) and a copy of such permitted disclosure under this clause (ii), and shall reasonably consult with Subscriber regarding such disclosure and shall include such revisions to such proposed

Annex E-19

disclosure as Subscriber shall reasonably request. Subscriber will promptly provide any information reasonably requested by the Company that is necessary for any regulatory application or filing required in connection with the Transaction (including filings with the Commission) to the extent reasonably available and, if such information is not already public, the Company agrees to keep such information confidential and disclose only such information as is required with respect to such filings.

s. The obligations of Subscriber under this Subscription Agreement are several and not joint with the obligations of any Other Subscriber or any other investor under the Other Subscription Agreements, and Subscriber shall not be responsible in any way for the performance of the obligations of any Other Subscriber under this Subscription Agreement or any other investor under the Other Subscription Agreements. The decision of Subscriber to purchase Subscribed Shares pursuant to this Subscription Agreement has been made by Subscriber independently of any Other Subscriber or any other investor and independently of any information, materials, statements or opinions as to the business, affairs, operations, assets, properties, liabilities, results of operations, condition (financial or otherwise) or prospects of the Company or any of its subsidiaries which may have been made or given by any Other Subscriber or investor or by any agent or employee of any Other Subscriber or investor, and neither Subscriber nor any of its agents or employees shall have any liability to any Other Subscriber or investor (or any other person) relating to or arising from any such information, materials, statements or opinions. Nothing contained herein or in any Other Subscription Agreement, and no action taken by Subscriber or investor pursuant hereto or thereto, shall be deemed to constitute the Subscriber and other investors as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Subscriber and other investors are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by the this Subscription Agreement and the Other Subscription Agreements. Subscriber acknowledges that no Other Subscriber has acted as agent for the Subscriber in connection with making its investment hereunder and no Other Subscriber will be acting as agent of the Subscriber in connection with monitoring its investment in the Subscribed Shares or enforcing its rights under this Subscription Agreement. Subscriber shall be entitled to independently protect and enforce its rights, including without limitation the rights arising out of this Subscription Agreement, and it shall not be necessary for any Other Subscriber or investor to be joined as an additional party in any proceeding for such purpose.

t. If the Company enters into any Other Subscription Agreement and such Other Subscription Agreement contains any term, condition, right, benefit or other provision that is (i) more favorable to the investor party thereto than the comparable term, condition, right, benefit or other provision contained in this Agreement or (ii) favorable to the investor party thereto and this Subscription Agreement does not contain a comparable term, condition, right, benefit or other provision, then (A) the Company shall promptly inform the Subscriber of such Other Subscription Agreement and provide a true and complete copy thereof to the Subscriber and, (B) at the option and election of the Subscriber, this Subscription Agreement shall be deemed amended, supplemented and/or modified to include such favorable or more favorable term, condition, right, benefit or other provision. The Subscriber shall exercise such option and election by delivering written notice thereof to the Company at any time or from time to time after the Company enters into any such Other Subscription Agreement.

Annex E-20

IN WITNESS WHEREOF, each of the Company and Subscriber has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date first set forth above.

ATHENA TECHNOLOGY ACQUISITION CORP.

By:
Name:	Phyllis W. Newhouse
Title:	Chief Executive Officer

Address for Notices:

125 Townpark Drive, Suite 300
Kennesaw, GA 30144
Attn:	Phyllis W. Newhouse
Email:	phyllisnewhouse@athena1.com

with a copy (not to constitute notice) to:

DLA Piper LLP (US)
One Atlantic Center
1201 West Peachtree Street, Suite 2800
Atlanta, Georgia 30309-3450
Attn:	Gerry Williams, Esq.
Email:	gerry.williams@us.dlapiper.com

DLA Piper LLP (US)
The Marbury Building
6225 Smith Avenue
Baltimore, Maryland 21209
Attn:	Penny Minna, Esq.
Email:	penny.minna@us.dlapiper.com

Signature Page to Athena Technology Acquisition Corp. Subscription Agreement

By:
Name:
Title:
Date:
Address for Notices:

Email:
Name in which shares are to be registered:

Subscriber’s EIN:
Jurisdiction of Residency:

Annex E-21

Number of Subscribed Shares subscribed for:
Price Per Subscribed Share:		$10.00
Aggregate Purchase Price:	$

You must pay the Purchase Price by wire transfer of United States dollars in immediately available funds to the account of the Company specified by the Company in the Closing Notice.

Signature Page to Athena Technology Acquisition Corp. Subscription Agreement

Annex E-22

ANNEX A

ELIGIBILITY REPRESENTATIONS OF SUBSCRIBER

This Annex A should be completed and signed by Subscriber
and constitutes a part of the Subscription Agreement.

A.     QUALIFIED INSTITUTIONAL BUYER STATUS (Please check the box, if applicable)

☐ Subscriber is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act).

**OR**

B.      ACCREDITED INVESTOR STATUS (Please check the box, if applicable)

☐ Subscriber is an “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3) or (7) under the Securities Act) and has marked and initialed the appropriate box below indicating the provision under which it qualifies as an “accredited investor.”

**AND**

C.     AFFILIATE STATUS (Please check the applicable box)

SUBSCRIBER:

☐ is:

☐ is not:

an “affiliate” (as defined in Rule 144 under the Securities Act) of the Company or acting on behalf of an affiliate of the Company.

Rule 501(a), in relevant part, states that an “accredited investor” shall mean any person who comes within any of the below listed categories, or who the issuer reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. Subscriber has indicated, by marking and initialing the appropriate box below, the provision(s) below which apply to Subscriber and under which Subscriber accordingly qualifies as an “accredited investor.”

☐ Any bank, registered broker or dealer, insurance company, registered investment company, business development company, or small business investment company;

☐ Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

☐ Any employee benefit plan, within the meaning of the Employee Retirement Income Security Act of 1974, if a bank, insurance company, or registered investment adviser makes the investment decisions, or if the plan has total assets in excess of $5,000,000;

☐ Any corporation, similar business trust, partnership, limited liability company, or any organization described in Section 501(c)(3) of the Internal Revenue Code, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000; or

☐ Any trust with assets in excess of $5,000,000, not formed to acquire the securities offered, whose purchase is directed by a sophisticated person.

SUBSCRIBER:
Print Name:
By:
Name:
Title:

Annex E-23

Annex F

July 6, 2021

Board of Directors

Athena Technology Acquisition Corp.

125 Townpark Drive, Suite 300

Kennesaw, GA 30144

Members of the Board:

BTIG, LLC (“BTIG” or “we”) has been advised that Athena Technology Acquisition Corp. (“Athena”) proposes to enter into a Business Combination Agreement, dated as of July 6, 2021 (the “Agreement”), with Heliogen, Inc. (the “Company”) and HelioMax Merger Sub, Inc., a subsidiary of Athena (“Merger Sub”), pursuant to which, among other things, (i) Merger Sub will merge with and into the Company (the “Merger”), (ii) the issued and outstanding shares of common stock of the Company (the “Company Common Stock”), other than Company Common Stock held in the treasury of the Company, shall be converted into the right to receive a number of shares of Class A common stock of Athena, par value $0.0001 per share, equal to the quotient of (a) the Aggregate Merger Consideration (as defined in the Agreement) divided by (b) the sum of the aggregate number of shares of Company Common Stock, that are issued and outstanding as of immediately prior to the effective time of the Merger, plus the aggregate number of shares of Company Common Stock issuable upon the full exercise, settlement, exchange or conversion of Company options and Company RSU awards that are outstanding as of immediately prior to the effective time of the Merger (together, the “Merger Consideration”), and (iii) Athena shall pay or cause to be paid all of the Outstanding Company Transaction Expenses (as defined in the Agreement). The summary of the transaction set forth above is qualified in its entirety by the terms of the Agreement.

The Board of Directors of Athena (the “Board”) has requested BTIG’s opinion, as investment bankers, as to (i) the fairness, from a financial point of view, to Athena of the Merger Consideration to be paid by Athena in the Merger pursuant to the Agreement, and (ii) whether the fair market value of the Company equals or exceeds 80% of the amount of funds held by Athena in its trust account for the benefit of its public stockholders (excluding any deferred underwriters fees and taxes payable on the income earned on the trust account) (the “Opinion”).

In rendering our Opinion, we have, among other things:

(i)     discussed the Merger and related matters with the Company and Athena’s managements and reviewed the Agreement;

(ii)    reviewed the audited financial statements of the Company for the two years ended December 31, 2020;

(iii)   reviewed and discussed with Athena’s management certain other publicly available information concerning Athena and the Company;

(iv)   reviewed certain non-publicly available information concerning the Company, including internal financial analyses and forecasts prepared by management of the Company which we were directed by Athena to use for purposes of our analysis, and held discussions with the Company’s management regarding recent developments;

(v)    reviewed and analyzed certain publicly available information concerning the terms of selected merger and acquisition transactions that we considered relevant to our analysis;

(vi)   reviewed and analyzed certain publicly available financial and stock market data relating to selected public companies that we considered relevant to our analysis;

Annex F-1

(vii)  evaluated the enterprise value of the Company implied by the various financial analyses we conducted;

(viii) conducted such other financial studies, analyses and investigations and considered such other information as we deemed necessary or appropriate for purposes of our opinion; and

(ix)   took into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuations and our knowledge of the Company’s industry generally.

In rendering our Opinion, we have relied upon and assumed, with your acknowledgement and consent, without independent investigation or verification, the accuracy and completeness of all of the financial and other information that was provided to BTIG by or on behalf of Athena or the Company, or that was otherwise reviewed by BTIG, and have not assumed any responsibility for independently verifying any of such information. With respect to the financial forecasts regarding the Company prepared by management of the Company and supplied to us by the Company, we have assumed, at the direction of Athena, that they were reasonably prepared on the basis of reflecting the best currently available estimates and judgments of the management of the Company as to the future operating and financial performance of the Company and that they provided a reasonable basis upon which we could form our opinion. All such projected financial information is based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in such projected financial information. BTIG has relied on this projected information without independent verification or analysis and does not in any respect assume any responsibility for the accuracy or completeness thereof.

We also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of Athena or the Company since the date of the last financial statements made available to us. We did not make or obtain any independent evaluation, appraisal or physical inspection of either Athena’s or the Company’s assets or liabilities, nor have we been furnished with any such evaluation or appraisal. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Because such estimates are inherently subject to uncertainty, BTIG assumes no responsibility for their accuracy.

We have assumed, with your consent, that there are no factors that would delay or subject to any adverse conditions any necessary regulatory or governmental approval and that all conditions to the Merger will be satisfied and not waived. We have also assumed that the Merger will be consummated substantially on the terms and conditions described in the Agreement, including the PIPE Financing (as defined in the Agreement) in an amount equal to the PIPE Financing Amount (as defined in the Agreement), without any waiver of material terms or conditions by Athena or any other party, and that obtaining any necessary regulatory approvals or satisfying any other conditions for consummation of the Merger will not have an adverse effect on Athena, the Company or the Merger. We have assumed that the Merger will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations and all other laws applicable to Athena and the Company. We have further assumed that Athena has relied upon the advice of its counsel, independent accountants and other advisors (other than BTIG) as to all legal, financial reporting, tax, accounting and regulatory matters with respect to Athena, the Company, the Merger and the Agreement.

Our Opinion is limited to whether, as of the date hereof, (i) the Merger Consideration to be paid by Athena in the Merger pursuant to the Agreement is fair to Athena from a financial point of view, and (ii) the fair market value of the Company equals or exceeds 80% of the amount of funds held by Athena in its trust account for the benefit of its public stockholders (excluding any deferred underwriters fees and taxes payable on the income earned on the trust account), and does not address any other terms, aspects or implications of the Merger, including, without limitation, the form or structure of the Merger, any consequences of the Merger on Athena, its stockholders, creditors or any other constituencies of Athena, or any terms, aspects or implications of any voting, support, stockholder, or other agreements, arrangements or understandings contemplated or entered into in connection with

Annex F-2

the Merger or otherwise. Our Opinion also does not consider, address or include: (i) any other strategic alternatives currently (or which have been or may be) contemplated by Athena; (ii) the legal, tax or accounting consequences of the Merger on Athena, its stockholders or any other party; (iii) the fairness of the amount or nature of any compensation to any officers, directors or employees of the Company or Athena, or any class of any such person, relative to the compensation paid to any other party; (iv) whether Athena has sufficient cash, available lines of credit or other sources of funds to enable it to pay the Merger Consideration at the closing of the Merger or (v) the effect of any financing of Athena to pay the Merger Consideration or other amounts provided in the Agreement. Furthermore, we are not expressing any opinion herein as to the prices, trading range or volume at which Athena’s securities will trade following public announcement or consummation of the Merger or other transactions contemplated by the Agreement. We also have not been requested to, and have not, participated in the structuring or negotiation of the transaction.

Our Opinion is necessarily based on economic, market, financial and other conditions as they exist on the date hereof, and on the information made available to us by or on behalf of the Company or Athena or their respective advisors, or information otherwise reviewed by BTIG, as of the date of this Opinion. It is understood that subsequent developments may affect the conclusion reached in this Opinion and that BTIG does not have any obligation to update, revise or reaffirm this Opinion. Further, the credit, financial and stock markets are often affected by periods of volatility and we express no opinion or view as to any potential effects of such volatility on Athena, the Company or the Merger. Our Opinion is for the information of, and directed to, the Board for its information and assistance in connection with its consideration of the financial terms of the Merger. Our Opinion does not constitute a recommendation to the Board as to how the Board should vote on the Merger or to any stockholder of Athena or the Company as to how any such stockholder should vote at any stockholders’ meeting at which Athena may be considered, or whether or not any stockholder of Athena or the Company should enter into a voting, stockholders’ or affiliates’ agreement with respect to the Merger, or exercise any redemption or repurchase or exchange rights that may be available to such stockholder. In addition, the Opinion does not compare the relative merits of the Merger with any other alternative transactions or business strategies which may have been available to Athena and does not address the underlying business decision of the Board or Athena to proceed with or effect the Merger.

We are not legal, tax, regulatory or bankruptcy advisors. We have not considered any potential legislative or regulatory changes currently being considered or recently enacted by the United States Congress, the Securities and Exchange Commission (the “SEC”), or any other regulatory bodies, or any changes in accounting methods or generally accepted accounting principles that may be adopted by the SEC or the Financial Accounting Standards Board. Our Opinion is not a solvency opinion and does not in any way address the solvency or financial condition of Athena or the Company.

BTIG, as part of its investment banking services, is regularly engaged in the independent valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, and private placements. We have acted as financial advisor to the Board and will receive a fee, a quarter of which was due upon execution of our engagement letter agreement with Athena and the balance upon delivery of this Opinion, that is not contingent upon consummation of the Merger and is not creditable against any advisory fee. We will not receive any other significant payment or compensation contingent upon the successful consummation of the Merger. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. BTIG may seek to provide investment banking services to Athena, the Company or their respective affiliates in the future, for which we would seek customary compensation. In the ordinary course of business, BTIG and our clients may effect transactions in the equity securities of the Company and may at any time hold a long or short position in such securities.

BTIG’s Fairness Opinion Committee has approved the issuance of this Opinion. Our Opinion may not be published or otherwise used or referred to, nor shall any public reference to BTIG be made, without our prior written consent, except in accordance with the terms and conditions of BTIG’s engagement letter agreement with Athena. This Opinion supersedes in its entirety any other written analyses or materials previously furnished by BTIG to the Company or its representatives.

Annex F-3

Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, (i) the Merger Consideration to be paid by Athena in the Merger pursuant to the Agreement is fair, from a financial point of view, to Athena, and (ii) the fair market value of the Company equals or exceeds 80% of the amount of funds held by Athena in its trust account for the benefit of its public stockholders (excluding any deferred underwriters fees and taxes payable on the income earned on the trust account).

Very truly yours,

BTIG, LLC

/s/ BTIG, LLC

Annex F-4

Annex G

SECOND AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

ATHENA TECHNOLOGY ACQUISITION CORP.

[•], 2021

Athena Technology Acquisition Corp., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY AS FOLLOWS:

1.           The name of the Corporation is “Athena Technology Acquisition Corp.” The original certificate of incorporation was filed with the Secretary of State of the State of Delaware on December 8, 2020, and an amended and restated certificate of incorporation was filed with the Secretary of State of the State of Delaware on March 16, 2021 (as amended to date, the “Original Certificate”).

2.           This Second Amended and Restated Certificate of Incorporation (the “Second Amended and Restated Certificate”), which both restates and amends the provisions of the Original Certificate, was duly adopted in accordance with Sections 228, 242 and 245 of the General Corporation Law of the State of Delaware, as amended from time to time (the “DGCL”).

3.           This Second Amended and Restated Certificate shall become effective on the date of filing with the Secretary of State of Delaware.

4.           Certain capitalized terms used in this Amended and Restated Certificate are defined where appropriate herein.

5.           The text of the Original Certificate is hereby restated and amended in its entirety to read as follows:

Article I
NAME

The name of the corporation is [PUBCO] (the “Corporation”).

Article II
PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

Article III
REGISTERED AGENT

The address of the Corporation’s registered office in the State of Delaware is 251 Little Falls Drive, in the City of Wilmington, County of New Castle, State of Delaware, 19808, and the name of the Corporation’s registered agent at such address is Corporation Service Company.

Annex G-1

Article IV
CAPITALIZATION

Section 4.1          Authorized Capital Stock. The total number of shares of all classes of capital stock which the Corporation is authorized to issue is 510,000,000 shares, consisting of (a) 500,000,000 shares of common stock, par value $0.0001 per share (the “Common Stock”) and (b) 10,000,000 shares of preferred stock, par value $0.0001 per share (the “Preferred Stock”).

Section 4.2          Preferred Stock. The Preferred Stock may be issued from time to time in one or more series. The Board of Directors of the Corporation (the “Board”) is hereby expressly authorized to provide out of the unissued shares of the Preferred Stock for one or more series of Preferred Stock and to establish from time to time the number of shares to be included in each such series and to fix the voting rights, if any, designations, powers, preferences and relative, participating, optional, special and other rights, if any, of each such series and any qualifications, limitations and restrictions thereof, as shall be stated in the resolution or resolutions adopted by the Board providing for the issuance of such series and included in a certificate of designation (a “Preferred Stock Designation”) filed pursuant to the DGCL, and the Board is hereby expressly vested with the authority to the full extent provided by law, now or hereafter, to adopt any such resolution or resolutions.

Section 4.3          Common Stock.

(a)         Voting.

(i)          Except as otherwise required by law or this Second Amended and Restated Certificate (including any Preferred Stock Designation), the holders of the shares of Common Stock shall exclusively possess all voting power with respect to the Corporation.

(ii)         Except as otherwise required by law or this Second Amended and Restated Certificate (including any Preferred Stock Designation), the holders of shares of Common Stock shall be entitled to one vote for each such share on each matter properly submitted to the stockholders of the Corporation on which the holders of the shares of Common Stock are entitled to vote.

(iii)        Except as otherwise required by law or this Second Amended and Restated Certificate (including any Preferred Stock Designation), at any annual or special meeting of the stockholders of the Corporation, the holders of shares of Common Stock shall have the exclusive right to vote for the election of directors and on all other matters properly submitted to a vote of the stockholders of the Corporation. Notwithstanding the foregoing, except as otherwise required by law or this Second Amended and Restated Certificate (including any Preferred Stock Designation), the holders of the shares of Common Stock shall not be entitled to vote on any amendment to this Second Amended and Restated Certificate (including any amendment to any Preferred Stock Designation) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series of Preferred Stock are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Second Amended and Restated Certificate (including any Preferred Stock Designation) or the DGCL.

(b)         Dividends. Subject to applicable law, the rights, if any, of the holders of any outstanding series of the Preferred Stock, the holders of the shares of Common Stock shall be entitled to receive such dividends and other distributions (payable in cash, property or capital stock of the Corporation) when, as and if declared thereon by the Board from time to time out of any assets or funds of the Corporation legally available therefor and shall share equally on a per share basis in such dividends and distributions.

(c)         Liquidation, Dissolution or Winding Up of the Corporation. Subject to applicable law, the rights, if any, of the holders of any outstanding series of the Preferred Stock, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after payment or provision for payment of the

Annex G-2

debts and other liabilities of the Corporation, the holders of the shares of Common Stock shall be entitled to receive all the remaining assets of the Corporation available for distribution to its stockholders, ratably in proportion to the number of shares of Common Stock held by them.

Section 4.4          Rights and Options. The Corporation has the authority to create and issue rights, warrants and options entitling the holders thereof to acquire from the Corporation any shares of its capital stock of any class or classes, with such rights, warrants and options to be evidenced by or in instrument(s) approved by the Board. The Board is empowered to set the exercise price, duration, times for exercise and other terms and conditions of such rights, warrants or options; provided, however, that the consideration to be received for any shares of capital stock issuable upon exercise thereof may not be less than the par value thereof.

Article V
BOARD OF DIRECTORS

Section 5.1          Board Powers. The business and affairs of the Corporation shall be managed by, or under the direction of, the Board. In addition to the powers and authority expressly conferred upon the Board by statute, this Second Amended and Restated Certificate or the Bylaws of the Corporation (as they may be amended from time to time, “Bylaws”), the Board is hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject, nevertheless, to the provisions of the DGCL, this Second Amended and Restated Certificate and any Bylaws adopted by the stockholders of the Corporation; provided, however, that no Bylaws hereafter adopted by the stockholders of the Corporation shall invalidate any prior act of the Board that would have been valid if such Bylaws had not been adopted.

Section 5.2          Number, Election and Term.

(a)         The number of directors of the Corporation, other than those who may be elected by the holders of one or more series of the Preferred Stock voting separately by class or series, shall be fixed from time to time exclusively by the Board pursuant to a resolution adopted by a majority of the Board.

(b)         Subject to Section 5.5 hereof, the Board shall be divided into three classes, as nearly equal in number as possible and designated Class I, Class II and Class III. The Board is authorized to assign members of the Board already in office to Class I, Class II or Class III. The term of the initial Class I Directors shall expire at the first annual meeting of the stockholders of the Corporation following the effectiveness of this Second Amended and Restated Certificate, the term of the initial Class II Directors shall expire at the second annual meeting of the stockholders of the Corporation following the effectiveness of this Second Amended and Restated Certificate and the term of the initial Class III Directors shall expire at the third annual meeting of the stockholders of the Corporation following the effectiveness of this Second Amended and Restated Certificate. At each succeeding annual meeting of the stockholders of the Corporation, beginning with the first annual meeting of the stockholders of the Corporation following the effectiveness of this Second Amended and Restated Certificate, each of the successors elected to replace the class of directors whose term expires at that annual meeting shall be elected for a three-year term or until the election and qualification of their respective successors in office, subject to their earlier death, resignation or removal. Subject to Section 5.5 hereof, if the number of directors that constitute the Board is changed, any increase or decrease shall be apportioned by the Board among the classes so as to maintain the number of directors in each class as nearly equal as possible, but in no case shall a decrease in the number of directors constituting the Board shorten the term of any incumbent director. Subject to the rights of the holders of one or more series of Preferred Stock, voting separately by class or series, to elect directors pursuant to the terms of one or more series of Preferred Stock, the election of directors shall be determined by a plurality of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon. The Board is hereby expressly authorized, by resolution or resolutions thereof, to assign members of the Board already in office to the aforesaid classes at the time this Second Amended and Restated Certificate (and therefore such classification) becomes effective in accordance with the DGCL.

Annex G-3

(c)         Subject to Section 5.5 hereof, a director shall hold office until the annual meeting for the year in which his or her term expires and until his or her successor has been elected and qualified, subject, however, to such director’s earlier death, resignation, retirement, disqualification or removal.

(d)         Unless and except to the extent that the Bylaws shall so require, the election of directors need not be by written ballot. The holders of shares of Common Stock shall not have cumulative voting rights with regard to election of directors.

Section 5.3          Newly Created Directorships and Vacancies. Subject to Section 5.5 hereof, newly created directorships resulting from an increase in the number of directors and any vacancies on the Board resulting from death, resignation, retirement, disqualification, removal or other cause may be filled solely and exclusively by a majority vote of the remaining directors then in office, even if less than a quorum or by a sole remaining director (and not by stockholders), and any director so chosen shall hold office for the remainder of the full term of the class of directors to which the new directorship was added or in which the vacancy occurred and until his or her successor has been elected and qualified, subject, however, to such director’s earlier death, resignation, retirement, disqualification or removal.

Section 5.4          Removal. Subject to Section 5.5 hereof, any or all of the directors may be removed from office, but only for cause and only by the affirmative vote of holders of a majority of the voting power of all then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, at a meeting called for that purpose.

Section 5.5          Preferred Stock — Directors. Notwithstanding any other provision of this Article V, and except as otherwise required by law, whenever the holders of one or more series of the Preferred Stock shall have the right, voting separately by class or series, to elect one or more directors, the term of office, the filling of vacancies, the removal from office and other features of such directorships shall be governed by the terms of such series of the Preferred Stock as set forth in this Second Amended and Restated Certificate (including any Preferred Stock Designation) and such directors shall not be included in any of the classes created pursuant to this Article V unless expressly provided by such terms.

Section 5.6          Quorum. A quorum for the transaction of business by the directors shall be set forth in the Bylaws.

Article VI
BYLAWS

In furtherance and not in limitation of the powers conferred upon it by law, the Board shall have the power and is expressly authorized to adopt, amend, alter or repeal the Bylaws. The affirmative vote of a majority of the Board shall be required to adopt, amend, alter or repeal the Bylaws. The Bylaws also may be adopted, amended, altered or repealed by the stockholders of the Corporation; provided, however, that in addition to any vote of the holders of any class or series of capital stock of the Corporation required by law or by this Second Amended and Restated Certificate (including any Preferred Stock Designation), the affirmative vote of the holders of at least a majority of the voting power of all then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required for the stockholders of the Corporation to adopt, amend, alter or repeal the Bylaws; and provided further, however, that no Bylaws hereafter adopted by the stockholders of the Corporation shall invalidate any prior act of the Board that would have been valid if such Bylaws had not been adopted.

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Article VII
SPECIAL MEETINGS OF STOCKHOLDERS; ACTION BY WRITTEN CONSENT

Section 7.1          Special Meetings. Subject to the rights, if any, of the holders of any outstanding series of the Preferred Stock, and to the requirements of applicable law, special meetings of stockholders of the Corporation may be called only by the Chairman of the Board, Chief Executive Officer of the Corporation, or the Board pursuant to a resolution adopted by a majority of the Board, and the ability of the stockholders of the Corporation to call a special meeting is hereby specifically denied. Except as provided in the foregoing sentence, special meetings of stockholders of the Corporation may not be called by another person or persons.

Section 7.2          Advance Notice. Advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the Bylaws.

Section 7.3          Action by Written Consent. Except as may be otherwise provided for or fixed pursuant to this Second Amended and Restated Certificate (including any Preferred Stock Designation) relating to the rights of the holders of any outstanding series of Preferred Stock, any action required or permitted to be taken by the stockholders of the Corporation must be effected by a duly called annual or special meeting of such stockholders and may not be effected by written consent of the stockholders of the Corporation.

Article VIII
LIMITED LIABILITY; INDEMNIFICATION

Section 8.1          Limitation of Director Liability. A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or may hereafter be amended unless a director violated his or her duty of loyalty to the Corporation or its stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized unlawful payments of dividends, unlawful stock purchases or unlawful redemptions, or derived improper personal benefit from his or her actions as a director. Any amendment, modification or repeal of the foregoing sentence shall not adversely affect any right or protection of a director of the Corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.

Section 8.2          Indemnification and Advancement of Expenses.

(a)         To the fullest extent permitted by applicable law, as the same exists or may hereafter be amended, the Corporation shall indemnify and hold harmless each person who is or was made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”) by reason of the fact that he or she is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, other enterprise or nonprofit entity, including service with respect to an employee benefit plan (an “indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent, or in any other capacity while serving as a director, officer, employee or agent, against all liability and loss suffered and expenses (including, without limitation, attorneys’ fees, judgments, fines, ERISA excise taxes and penalties and amounts paid in settlement) reasonably incurred by such indemnitee in connection with such proceeding. The Corporation shall to the fullest extent not prohibited by applicable law pay the expenses (including attorneys’ fees) incurred by an indemnitee in defending or otherwise participating in any proceeding in advance of its final disposition; provided, however, that, to the extent required by applicable law, such payment of expenses in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking, by or on behalf of the indemnitee, to repay all amounts so advanced if it shall ultimately be determined that the indemnitee is not entitled to be indemnified under this Section 8.2 or otherwise. The rights

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to indemnification and advancement of expenses conferred by this Section 8.2 shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators. Notwithstanding the foregoing provisions of this Section 8.2(a), except for proceedings to enforce rights to indemnification and advancement of expenses, the Corporation shall indemnify and advance expenses to an indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board.

(b)         The rights to indemnification and advancement of expenses conferred on any indemnitee by this Section 8.2 shall not be exclusive of any other rights that any indemnitee may have or hereafter acquire under law, this Second Amended and Restated Certificate, the Bylaws, an agreement, vote of stockholders or disinterested directors, or otherwise.

(c)         Any repeal or amendment of this Section 8.2 by the stockholders of the Corporation or by changes in law, or the adoption of any other provision of this Second Amended and Restated Certificate inconsistent with this Section 8.2, shall, unless otherwise required by law, be prospective only (except to the extent such amendment or change in law permits the Corporation to provide broader indemnification rights on a retroactive basis than permitted prior thereto), and shall not in any way diminish or adversely affect any right or protection existing at the time of such repeal or amendment or adoption of such inconsistent provision in respect of any proceeding (regardless of when such proceeding is first threatened, commenced or completed) arising out of, or related to, any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision.

(d)         This Section 8.2 shall not limit the right of the Corporation, to the extent and in the manner authorized or permitted by law, to indemnify and to advance expenses to persons other than indemnitees.

Article IX
Corporate OPPORTUNITY

Section 9.1          Corporate Opportunities and Non-Employee Directors.

(a)         In recognition and anticipation that members of the Board who are not employees of the Corporation (the “Non-Employee Directors”) and their respective Affiliates may now engage and may continue to engage in the same or similar activities or related lines of business as those in which the Corporation, directly or indirectly, may engage and/or other business activities that overlap with or compete with those in which the Corporation, directly or indirectly, may engage, the provisions of this Article IX are set forth to regulate and define the conduct of certain affairs of the Corporation with respect to certain classes or categories of business opportunities as they may involve any of the Non-Employee Directors or their respective Affiliates and the powers, rights, duties and liabilities of the Corporation and its directors, officers and stockholders in connection therewith. For purposes of this Article IX, (i) “Affiliate” shall mean, (a) in respect of each Non-Employee Director, any Person that, directly or indirectly, is controlled by such Non-Employee Director (other than the Corporation and any entity that is controlled by the Corporation) and (b) in respect of the Corporation, any Person that, directly or indirectly, is controlled by the Corporation; and (ii) “Person” shall mean any individual, corporation, general or limited partnership, limited liability company, joint venture, trust, association or any other entity.

(b)         No Non-Employee Director (including any Non-Employee Director who serves as an officer of the Corporation in both his or her director and officer capacities) or his or her Affiliates (such Persons being referred to, collectively, as “Identified Persons” and, individually, as an “Identified Person”) shall, to the fullest extent permitted by law, have any duty to refrain from directly or indirectly (1) engaging in the same or similar business activities or lines of business in which the Corporation or any of its Affiliates now engages or proposes to engage or (2) otherwise competing with the Corporation or any of its Affiliates, and, to the fullest extent permitted by law, no Identified Person shall be liable to the Corporation or its stockholders or to any Affiliate of the Corporation for breach of any fiduciary duty solely by reason of the fact that such Identified Person engages in any such activities. To the fullest extent permitted by law, the Corporation hereby renounces any interest or expectancy

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in, or right to be offered an opportunity to participate in, any business opportunity which may be a corporate opportunity for an Identified Person and the Corporation or any of its Affiliates, except as provided in Section 9.1(c) of this Article IX. Subject to said Section 9.1(c) of this Article IX, in the event that any Identified Person acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself, herself or himself and the Corporation or any of its Affiliates, such Identified Person shall, to the fullest extent permitted by law, have no duty to communicate or offer such transaction or other business opportunity to the Corporation or any of its Affiliates and, to the fullest extent permitted by law, shall not be liable to the Corporation or its stockholders or to any Affiliate of the Corporation for breach of any fiduciary duty as a stockholder, director or officer of the Corporation solely by reason of the fact that such Identified Person pursues or acquires such corporate opportunity for itself, herself or himself, or offers or directs such corporate opportunity to another Person.

(c)         The Corporation does not renounce its interest in any corporate opportunity offered to any Non-Employee Director (including any Non-Employee Director who serves as an officer of this Corporation) if such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of the Corporation, and the provisions of Section 9.1(b) of this Article IX shall not apply to any such corporate opportunity.

(d)         In addition to and notwithstanding the foregoing provisions of this Article IX, a corporate opportunity shall not be deemed to be a potential corporate opportunity for the Corporation if it is a business opportunity that (i) the Corporation is unable, financially or legally, or is not contractually permitted to undertake, (ii) from its nature, is not in the line of the Corporation’s business or is of no practical advantage to the Corporation or (iii) is one in which the Corporation has no interest or reasonable expectancy.

(e)         To the fullest extent permitted by law, any Person purchasing or otherwise acquiring any interest in any shares of capital stock of the Corporation shall be deemed to have notice of and to have consented to the provisions of this Article IX.

(f)          Neither the alteration, amendment, addition to or repeal of this Article IX, nor the adoption of any provision of this Second Amended and Restated Certificate (including any Preferred Stock Designation) inconsistent with this Article IX, shall eliminate or reduce the effect of this Article IX in respect of any corporate opportunity first identified or any other matter occurring, or any cause of action, suit or claim that, but for this Article IX, would accrue or arise, prior to such alteration, amendment, addition, repeal or adoption.

Article X
AMENDMENT OF Second AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

The Corporation reserves the right at any time and from time to time to amend, alter, change or repeal any provision contained in this Second Amended and Restated Certificate (including any Preferred Stock Designation), and other provisions authorized by the laws of the State of Delaware at the time in force that may be added or inserted, in the manner now or hereafter prescribed by this Second Amended and Restated Certificate and the DGCL; and, except as set forth in Article VIII, all rights, preferences and privileges of whatever nature herein conferred upon stockholders, directors or any other persons by and pursuant to this Second Amended and Restated Certificate in its present form or as hereafter amended are granted subject to the right reserved in this Article XI.

Article XI
EXCLUSIVE FORUM FOR CERTAIN LAWSUITS

Section 11.1        Forum. Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (the “Court of Chancery”) shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director,

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officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the DGCL or this Second Amended and Restated Certificate or the Bylaws, or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel, except any action (A) as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or (C) for which the Court of Chancery does not have subject matter jurisdiction. Notwithstanding the foregoing, (i) the provisions of this Section 11.1 will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction, and (ii) unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder.

Section 11.2        Consent to Jurisdiction. If any action the subject matter of which is within the scope of Section 11.1 immediately above is filed in a court other than a court located within the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (i) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce Section 11.1 (an “FSC Enforcement Action”) and (ii) having service of process made upon such stockholder in any such FSC Enforcement Action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.

Section 11.3        Severability. If any provision or provisions (or any part thereof) of this Second Amended and Restated Certificate shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Second Amended and Restated Certificate (including, without limitation, each portion of any sentence of this Article XI containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article XI.

Section 11.4        Deemed Notice. Any person or entity purchasing or otherwise acquiring or holding any interest in any security of the Corporation shall be deemed to have notice of and consented to this Article XI.

[Signature Page Follows]

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IN WITNESS WHEREOF, Athena Technology Acquisition Corp. has caused this Second Amended and Restated Certificate to be duly executed and acknowledged in its name and on its behalf by an authorized officer as of the date first set forth above.

ATHENA TECHNOLOGY ACQUISITION CORP.

By:
Name: Phyllis W. Newhouse
Title: Chief Executive Officer

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Annex H

Heliogen, Inc.

2021 Equity Incentive Plan

Adopted by the Board of Directors: [DATE]
Approved by the Stockholders: [DATE]

1.           General.

(a)         Plan Purpose.    The Company, by means of the Plan, seeks to secure and retain the services of Employees, Directors and Consultants, to provide incentives for such persons to exert maximum efforts for the success of the Company and any Affiliate and to provide a means by which such persons may be given an opportunity to benefit from increases in value of the Common Stock through the granting of Awards.

(b)         Available Awards.    The Plan provides for the grant of the following Awards: (i) Incentive Stock Options; (ii) Nonstatutory Stock Options; (iii) SARs; (iv) Restricted Stock Awards; (v) RSU Awards; (vi) Performance Awards; and (vii) Other Awards.

(c)         Adoption Date; Effective Date.    The Plan will come into existence on the Adoption Date, but no Award may be granted prior to the Effective Date.

2.           Shares Subject to the Plan.

(a)         Share Reserve.    Subject to adjustment in accordance with Section 2(c) and any adjustments as necessary to implement any Capitalization Adjustments, the aggregate number of shares of Common Stock that may be issued pursuant to Awards will not exceed [______] shares of Common Stock (equal to five percent (5%) of the Fully Diluted Common Stock). In addition, subject to any adjustments as necessary to implement any Capitalization Adjustments, such aggregate number of shares of Common Stock will automatically increase on January 1 of each year for a period of ten years commencing on January 1, 2022 and ending on (and including) January 1, 2031, in an amount equal to four percent (4%) of the total number of shares of the Company’s Capital Stock outstanding on December 31 of the preceding year; provided, however that the Board may act prior to January 1st of a given year to provide that the increase for such year will be a lesser number of shares of Common Stock.

(b)         Aggregate Incentive Stock Option Limit.    Notwithstanding anything to the contrary in Section 2(a) and subject to any adjustments as necessary to implement any Capitalization Adjustments, the aggregate maximum number of shares of Common Stock that may be issued pursuant to the exercise of Incentive Stock Options is [______] shares (equal to three hundred percent (300%) of the total number of shares of Common Stock initially reserved for issuance under Section 2(a)).

(c)         Share Reserve Operation.

(i)            Limit Applies to Common Stock Issued Pursuant to Awards.    For clarity, the Share Reserve is a limit on the number of shares of Common Stock that may be issued pursuant to Awards and does not limit the granting of Awards, except that the Company will keep available at all times the number of shares of Common Stock reasonably required to satisfy its obligations to issue shares pursuant to such Awards. Shares may be issued in connection with a merger or acquisition as permitted by, as applicable, Nasdaq Listing Rule 5635(c), NYSE Listed Company Manual Section 303A.08, NYSE American Company Guide Section 711 or other applicable rule, and such issuance will not reduce the number of shares available for issuance under the Plan.

(ii)           Actions that Do Not Constitute Issuance of Common Stock and Do Not Reduce Share Reserve.    The following actions do not result in an issuance of shares under the Plan and accordingly do not reduce the number of shares subject to the Share Reserve and available for issuance under the Plan: (1) the expiration or termination of any portion of an Award without the shares covered by such portion of the Award having been issued; (2) the settlement of any portion of an Award in cash (i.e., the Participant receives cash rather

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than Common Stock); (3) the withholding of shares that would otherwise be issued by the Company to satisfy the exercise, strike or purchase price of an Award; or (4) the withholding of shares that would otherwise be issued by the Company to satisfy a tax withholding obligation in connection with an Award.

(iii)          Reversion of Previously Issued Shares of Common Stock to Share Reserve.    The following shares of Common Stock previously issued pursuant to an Award and accordingly initially deducted from the Share Reserve will be added back to the Share Reserve and again become available for issuance under the Plan: (1) any shares that are forfeited back to or repurchased by the Company because of a failure to meet a contingency or condition required for the vesting of such shares, (2) any shares that are reacquired by the Company to satisfy the exercise, strike or purchase price of an Award, and (3) any shares that are reacquired by the Company to satisfy a tax withholding obligation in connection with an Award.

3.           Eligibility and Limitations.

(a)         Eligible Award Recipients.    Subject to the terms of the Plan, Employees, Directors and Consultants are eligible to receive Awards.

(b)         Specific Award Limitations.

(i)            Limitations on Incentive Stock Option Recipients.    Incentive Stock Options may be granted only to Employees of the Company or a “parent corporation” or “subsidiary corporation” thereof (as such terms are defined in Sections 424(e) and (f) of the Code).

(ii)           Incentive Stock Option $100,000 Limitation.    To the extent that the aggregate Fair Market Value (determined at the time of grant) of Common Stock with respect to which Incentive Stock Options are exercisable for the first time by any Optionholder during any calendar year (under all plans of the Company and any Affiliates) exceeds $100,000 (or such other limit established in the Code) or otherwise does not comply with the rules governing Incentive Stock Options, the Options or portions thereof that exceed such limit (according to the order in which they were granted) or otherwise do not comply with such rules will be treated as Nonstatutory Stock Options, notwithstanding any contrary provision of the applicable Option Agreement(s).

(iii)          Limitations on Incentive Stock Options Granted to Ten Percent Stockholders.    A Ten Percent Stockholder may not be granted an Incentive Stock Option unless (1) the exercise price of such Option is at least 110% of the Fair Market Value on the date of grant of such Option and (2) the Option is not exercisable after the expiration of five years from the date of grant of such Option.

(iv)          Limitations on Nonstatutory Stock Options and SARs.    Nonstatutory Stock Options and SARs may not be granted to Employees, Directors and Consultants unless the stock underlying such Awards is treated as “service recipient stock” under Section 409A or unless such Awards otherwise comply with the requirements of Section 409A.

(c)         Aggregate Incentive Stock Option Limit.    The aggregate maximum number of shares of Common Stock that may be issued pursuant to the exercise of Incentive Stock Options is the number of shares specified in Section 2(b).

(d)         Non-Employee Director Compensation Limit.    The aggregate value of all compensation granted or paid, as applicable, to any individual for service as a Non-Employee Director with respect to any period commencing on the date of the Company’s Annual Meeting of Stockholders for a particular year and ending on the day immediately prior to the date of the Company’s Annual Meeting of Stockholders for the next subsequent year (the “Annual Period”), including Awards granted and cash fees paid by the Company to such Non-Employee Director, will not exceed (1) $750,000 in total value or (2) in the event such Non-Employee Director is first appointed or elected to the Board during such Annual Period, $1,000,000 in total value, in each case, calculating the value of any equity awards based on the grant date fair value of such equity awards for financial reporting purposes. The limitations in this Section 3(d) shall apply commencing with the Annual Period that begins on the Company’s first Annual Meeting of Stockholders following the Effective Date.

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4.           Options and Stock Appreciation Rights.

Each Option and SAR will have such terms and conditions as determined by the Board. Each Option will be designated in writing as an Incentive Stock Option or Nonstatutory Stock Option at the time of grant; provided, however, that if an Option is not so designated or if an Option designated as an Incentive Stock Option fails to qualify as an Incentive Stock Option, then such Option will be a Nonstatutory Stock Option, and the shares purchased upon exercise of each type of Option will be separately accounted for. Each SAR will be denominated in shares of Common Stock equivalents. The terms and conditions of separate Options and SARs need not be identical; provided, however, that each Option Agreement and SAR Agreement will conform (through incorporation of provisions hereof by reference in the Award Agreement or otherwise) to the substance of each of the following provisions:

(a)         Term.    Subject to Section 3(b) regarding Ten Percent Stockholders, no Option or SAR will be exercisable after the expiration of ten years from the date of grant of such Award or such shorter period specified in the Award Agreement.

(b)         Exercise or Strike Price.    Subject to Section 3(b) regarding Ten Percent Stockholders, the exercise or strike price of each Option or SAR will not be less than 100% of the Fair Market Value on the date of grant of such Award. Notwithstanding the foregoing, an Option or SAR may be granted with an exercise or strike price lower than 100% of the Fair Market Value on the date of grant of such Award if such Award is granted pursuant to an assumption of or substitution for another option or stock appreciation right pursuant to a Corporate Transaction and in a manner consistent with the provisions of Sections 409A and, if applicable, 424(a) of the Code.

(c)         Exercise Procedure and Payment of Exercise Price for Options.    In order to exercise an Option, the Participant must provide notice of exercise to the Plan Administrator in accordance with the procedures specified in the Option Agreement or otherwise provided by the Company. The Board has the authority to grant Options that do not permit all of the following methods of payment (or otherwise restrict the ability to use certain methods) and to grant Options that require the consent of the Company to utilize a particular method of payment. The exercise price of an Option may be paid, to the extent permitted by Applicable Law and as determined by the Board, by one or more of the following methods of payment to the extent set forth in the Option Agreement:

(i)            by cash or check, bank draft or money order payable to the Company;

(ii)           pursuant to a “cashless exercise” program developed under Regulation T as promulgated by the Federal Reserve Board that, prior to the issuance of the Common Stock subject to the Option, results in either the receipt of cash (or check) by the Company or the receipt of irrevocable instructions to pay the exercise price to the Company from the sales proceeds;

(iii)          by delivery to the Company (either by actual delivery or attestation) of shares of Common Stock that are already owned by the Participant free and clear of any liens, claims, encumbrances or security interests, with a Fair Market Value on the date of exercise that does not exceed the exercise price, provided that (1) at the time of exercise the Common Stock is publicly traded, (2) any remaining balance of the exercise price not satisfied by such delivery is paid by the Participant in cash or other permitted form of payment, (3) such delivery would not violate any Applicable Law or agreement restricting the redemption of the Common Stock, (4) any certificated shares are endorsed or accompanied by an executed assignment separate from certificate, and (5) such shares have been held by the Participant for any minimum period necessary to avoid adverse accounting treatment as a result of such delivery;

(iv)          if the Option is a Nonstatutory Stock Option, by a “net exercise” arrangement pursuant to which the Company will reduce the number of shares of Common Stock issuable upon exercise by the largest whole number of shares with a Fair Market Value on the date of exercise that does not exceed the exercise price, provided that (1) such shares used to pay the exercise price will not be exercisable thereafter and (2) any remaining balance of the exercise price not satisfied by such net exercise is paid by the Participant in cash or other permitted form of payment; or
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(v)           in any other form of consideration that may be acceptable to the Board and permissible under Applicable Law.

(d)         Exercise Procedure and Payment of Appreciation Distribution for SARs.    In order to exercise any SAR, the Participant must provide notice of exercise to the Plan Administrator in accordance with the SAR Agreement. The appreciation distribution payable to a Participant upon the exercise of a SAR will not be greater than an amount equal to the excess of (i) the aggregate Fair Market Value on the date of exercise of a number of shares of Common Stock equal to the number of Common Stock equivalents that are vested and being exercised under such SAR, over (ii) the strike price of such SAR. Such appreciation distribution may be paid to the Participant in the form of Common Stock or cash (or any combination of Common Stock and cash) or in any other form of payment, as determined by the Board and specified in the SAR Agreement.

(e)         Transferability.    Options and SARs may not be transferred to third party financial institutions for value. The Board may impose such additional limitations on the transferability of an Option or SAR as it determines. In the absence of any such determination by the Board, the following restrictions on the transferability of Options and SARs will apply, provided that except as explicitly provided herein, neither an Option nor a SAR may be transferred for consideration and provided, further, that if an Option is an Incentive Stock Option, such Option may be deemed to be a Nonstatutory Stock Option as a result of such transfer:

(i)            Restrictions on Transfer.    An Option or SAR will not be transferable, except by will or by the laws of descent and distribution, and will be exercisable during the lifetime of the Participant only by the Participant; provided, however, that the Board may permit transfer of an Option or SAR in a manner that is not prohibited by applicable tax and securities laws upon the Participant’s request, including to a trust if the Participant is considered to be the sole beneficial owner of such trust (as determined under Section 671 of the Code and applicable state law) while such Option or SAR is held in such trust, provided that the Participant and the trustee enter into a transfer and other agreements required by the Company.

(ii)           Domestic Relations Orders.    Notwithstanding the foregoing, subject to the execution of transfer documentation in a format acceptable to the Company and subject to the approval of the Board or a duly authorized Officer, an Option or SAR may be transferred pursuant to a domestic relations order.

(f)          Vesting.    The Board may impose such restrictions on or conditions to the vesting and/or exercisability of an Option or SAR as determined by the Board. Except as otherwise provided in the Award Agreement or other written agreement between a Participant and the Company or an Affiliate, vesting of Options and SARs will cease upon termination of the Participant’s Continuous Service.

(g)         Termination of Continuous Service for Cause.    Except as explicitly otherwise provided in the Award Agreement or other written agreement between a Participant and the Company or an Affiliate, if a Participant’s Continuous Service is terminated for Cause, the Participant’s Options and SARs will terminate and be forfeited immediately upon such termination of Continuous Service, and the Participant will be prohibited from exercising any portion (including any vested portion) of such Awards on and after the date of such termination of Continuous Service and the Participant will have no further right, title or interest in such forfeited Award, the shares of Common Stock subject to the forfeited Award, or any consideration in respect of the forfeited Award.

(h)         Post-Termination Exercise Period Following Termination of Continuous Service for Reasons Other than Cause.    Subject to Section 4(i), if a Participant’s Continuous Service terminates for any reason other than for Cause, the Participant may exercise his or her Option or SAR to the extent vested, but only within the following period of time or, if applicable, such other period of time provided in the Award Agreement or other written agreement between a Participant and the Company or an Affiliate; provided, however, that in no event may such Award be exercised after the expiration of its maximum term (as set forth in Section 4(a)):

(i)            three months following the date of such termination if such termination is a termination without Cause (other than any termination due to the Participant’s Disability or death);

(ii)           12 months following the date of such termination if such termination is due to the Participant’s Disability;

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(iii)          18 months following the date of such termination if such termination is due to the Participant’s death; or

(iv)          18 months following the date of the Participant’s death if such death occurs following the date of such termination but during the period such Award is otherwise exercisable (as provided in (i) or (ii) above).

Following the date of such termination, to the extent the Participant does not exercise such Award within the applicable Post-Termination Exercise Period (or, if earlier, prior to the expiration of the maximum term of such Award), such unexercised portion of the Award will terminate, and the Participant will have no further right, title or interest in the terminated Award, the shares of Common Stock subject to the terminated Award, or any consideration in respect of the terminated Award.

(i)          Restrictions on Exercise; Extension of Exercisability.    A Participant may not exercise an Option or SAR at any time that the issuance of shares of Common Stock upon such exercise would violate Applicable Law. Except as otherwise provided in the Award Agreement or other written agreement between a Participant and the Company or an Affiliate, if a Participant’s Continuous Service terminates for any reason other than for Cause and, at any time during the last thirty days of the applicable Post-Termination Exercise Period: (i) the exercise of the Participant’s Option or SAR would be prohibited solely because the issuance of shares of Common Stock upon such exercise would violate Applicable Law, or (ii) the immediate sale of any shares of Common Stock issued upon such exercise would violate the Company’s Trading Policy, then the applicable Post-Termination Exercise Period will be extended to the last day of the calendar month that commences following the date the Award would otherwise expire, with an additional extension of the exercise period to the last day of the next calendar month to apply if any of the foregoing restrictions apply at any time during such extended exercise period, generally without limitation as to the maximum permitted number of extensions); provided, however, that in no event may such Award be exercised after the expiration of its maximum term (as set forth in Section 4(a)).

(j)          Non-Exempt Employees.    No Option or SAR, whether or not vested, granted to an Employee who is a non-exempt employee for purposes of the Fair Labor Standards Act of 1938, as amended, will be first exercisable for any shares of Common Stock until at least six months following the date of grant of such Award. Notwithstanding the foregoing, in accordance with the provisions of the Worker Economic Opportunity Act, any vested portion of such Award may be exercised earlier than six months following the date of grant of such Award in the event of (i) such Participant’s death or Disability, (ii) a Corporate Transaction in which such Award is not assumed, continued or substituted, (iii) a Change in Control, or (iv) such Participant’s retirement (as such term may be defined in the Award Agreement or another applicable agreement or, in the absence of any such definition, in accordance with the Company’s then current employment policies and guidelines). This Section 4(j) is intended to operate so that any income derived by a non-exempt employee in connection with the exercise or vesting of an Option or SAR will be exempt from his or her regular rate of pay.

(k)         Whole Shares.    Options and SARs may be exercised only with respect to whole shares of Common Stock or their equivalents.

5.           Awards Other Than Options and Stock Appreciation Rights.

(a)         Restricted Stock Awards and RSU Awards.    Each Restricted Stock Award and RSU Award will have such terms and conditions as determined by the Board; provided, however, that each Restricted Stock Award Agreement and RSU Award Agreement will conform (through incorporation of the provisions hereof by reference in the Award Agreement or otherwise) to the substance of each of the following provisions:

(i)            Form of Award.

(1)         Restricted Stock Awards: To the extent consistent with the Company’s Bylaws, at the Board’s election, shares of Common Stock subject to a Restricted Stock Award may be (A) held in book entry form subject to the Company’s instructions until such shares become vested or any other restrictions lapse, or (B) evidenced by a certificate, which certificate will be held in such form and manner as determined by the Board. Unless otherwise determined by the Board, a Participant will have voting and other rights as a stockholder of the Company with respect to any shares subject to a Restricted Stock Award.

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(2)         RSU Awards: An RSU Award represents a Participant’s right to be issued on a future date the number of shares of Common Stock that is equal to the number of restricted stock units subject to the RSU Award. As a holder of an RSU Award, a Participant is an unsecured creditor of the Company with respect to the Company’s unfunded obligation, if any, to issue shares of Common Stock in settlement of such Award and nothing contained in the Plan or any RSU Agreement, and no action taken pursuant to its provisions, will create or be construed to create a trust of any kind or a fiduciary relationship between a Participant and the Company or an Affiliate or any other person. A Participant will not have voting or any other rights as a stockholder of the Company with respect to any RSU Award (unless and until shares are actually issued in settlement of a vested RSU Award).

(ii)           Consideration.

(1)         Restricted Stock Awards: A Restricted Stock Award may be granted in consideration for (A) cash or check, bank draft or money order payable to the Company, (B) past services to the Company or an Affiliate, or (C) any other form of consideration (including future services) as the Board may determine and permissible under Applicable Law.

(2)         RSU Awards: Unless otherwise determined by the Board at the time of grant, an RSU Award will be granted in consideration for the Participant’s services to the Company or an Affiliate, such that the Participant will not be required to make any payment to the Company (other than such services) with respect to the grant or vesting of the RSU Award, or the issuance of any shares of Common Stock pursuant to the RSU Award. If, at the time of grant, the Board determines that any consideration must be paid by the Participant (in a form other than the Participant’s services to the Company or an Affiliate) upon the issuance of any shares of Common Stock in settlement of the RSU Award, such consideration may be paid in any form of consideration as the Board may determine and permissible under Applicable Law.

(iii)          Vesting.    The Board may impose such restrictions on or conditions to the vesting of a Restricted Stock Award or RSU Award as determined by the Board. Except as otherwise provided in the Award Agreement or other written agreement between a Participant and the Company or an Affiliate, vesting of Restricted Stock Awards and RSU Awards will cease upon termination of the Participant’s Continuous Service.

(iv)          Termination of Continuous Service.    Except as otherwise provided in the Award Agreement or other written agreement between a Participant and the Company or an Affiliate, if a Participant’s Continuous Service terminates for any reason, (1) the Company may receive through a forfeiture condition or a repurchase right any or all of the shares of Common Stock held by the Participant under his or her Restricted Stock Award that have not vested as of the date of such termination as set forth in the Restricted Stock Award Agreement and the Participant will have no further right, title or interest in the Restricted Stock Award, the shares of Common Stock subject to the Restricted Stock Award, or any consideration in respect of the Restricted Stock Award and (2) any portion of his or her RSU Award that has not vested will be forfeited upon such termination and the Participant will have no further right, title or interest in the RSU Award, the shares of Common Stock issuable pursuant to the RSU Award, or any consideration in respect of the RSU Award.

(v)           Dividends and Dividend Equivalents.    Dividends or dividend equivalents may be paid or credited, as applicable, with respect to any shares of Common Stock subject to a Restricted Stock Award or RSU Award, as determined by the Board and specified in the Award Agreement.

(vi)          Settlement of RSU Awards.    An RSU Award may be settled by the issuance of shares of Common Stock or cash (or any combination thereof) or in any other form of payment, as determined by the Board and specified in the RSU Award Agreement. At the time of grant, the Board may determine to impose such restrictions or conditions that delay such delivery to a date following the vesting of the RSU Award.

(b)         Performance Awards.    With respect to any Performance Award, the length of any Performance Period, the Performance Goals to be achieved during the Performance Period, the other terms and conditions of such Award, and the measure of whether and to what degree such Performance Goals have been attained will be determined by the Board.

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(c)         Other Awards.    Other forms of Awards valued in whole or in part by reference to, or otherwise based on, Common Stock, including the appreciation in value thereof may be granted either alone or in addition to Awards provided for under Section 4 and the preceding provisions of this Section 5. Subject to the provisions of the Plan, the Board will have sole and complete discretion to determine the persons to whom and the time or times at which such Other Awards will be granted, the number of shares of Common Stock (or the cash equivalent thereof) to be granted pursuant to such Other Awards and all other terms and conditions of such Other Awards.

6.           Adjustments upon Changes in Common Stock; Other Corporate Events.

(a)         Capitalization Adjustments.    In the event of a Capitalization Adjustment, the Board shall appropriately and proportionately adjust: (i) the class(es) and maximum number of shares of Common Stock subject to the Plan, and the maximum number of shares by which the Share Reserve may annually increase pursuant to Section 2(a); (ii) the class(es) and maximum number of shares that may be issued pursuant to the exercise of Incentive Stock Options pursuant to Section 2(a); and (iii) the class(es) and number of securities and exercise price, strike price or purchase price of Common Stock subject to outstanding Awards. The Board shall make such adjustments, and its determination shall be final, binding and conclusive. Notwithstanding the foregoing, no fractional shares or rights for fractional shares of Common Stock shall be created in order to implement any Capitalization Adjustment. The Board shall determine an appropriate equivalent benefit, if any, for any fractional shares or rights to fractional shares that might be created by the adjustments referred to in the preceding provisions of this Section.

(b)         Dissolution or Liquidation.    Except as otherwise provided in the Award Agreement, in the event of a dissolution or liquidation of the Company, all outstanding Awards (other than Awards consisting of vested and outstanding shares of Common Stock not subject to a forfeiture condition or the Company’s right of repurchase) will terminate immediately prior to the completion of such dissolution or liquidation, and the shares of Common Stock subject to the Company’s repurchase rights or subject to a forfeiture condition may be repurchased or reacquired by the Company notwithstanding the fact that the holder of such Award is providing Continuous Service, provided, however, that the Board may determine to cause some or all Awards to become fully vested, exercisable and/or no longer subject to repurchase or forfeiture (to the extent such Awards have not previously expired or terminated) before the dissolution or liquidation is completed but contingent on its completion.

(c)         Corporate Transaction.    The following provisions will apply to Awards in the event of a Corporate Transaction except as set forth in Section 11 unless otherwise provided in the instrument evidencing the Award or any other written agreement between the Company or any Affiliate and the Participant or unless otherwise expressly provided by the Board at the time of grant of an Award.

(i)            Awards May Be Assumed.    In the event of a Corporate Transaction, any surviving corporation or acquiring corporation (or the surviving or acquiring corporation’s parent company) may assume or continue any or all Awards outstanding under the Plan or may substitute similar awards for Awards outstanding under the Plan (including but not limited to, awards to acquire the same consideration paid to the stockholders of the Company pursuant to the Corporate Transaction), and any reacquisition or repurchase rights held by the Company in respect of Common Stock issued pursuant to Awards may be assigned by the Company to the successor of the Company (or the successor’s parent company, if any), in connection with such Corporate Transaction. A surviving corporation or acquiring corporation (or its parent) may choose to assume or continue only a portion of an Award or substitute a similar award for only a portion of an Award, or may choose to assume or continue the Awards held by some, but not all Participants. The terms of any assumption, continuation or substitution will be set by the Board.

(ii)           Awards Held by Current Participants.    In the event of a Corporate Transaction in which the surviving corporation or acquiring corporation (or its parent company) does not assume or continue such outstanding Awards or substitute similar awards for such outstanding Awards, then with respect to Awards that have not been assumed, continued or substituted and that are held by Participants whose Continuous Service has not terminated prior to the effective time of the Corporate Transaction (referred to as the “Current Participants”), the vesting of such Awards (and, with respect to Options and Stock Appreciation Rights, the time when such Awards may be exercised) will be accelerated in full to a date prior to the effective time of such Corporate Transaction (contingent upon the effectiveness of the Corporate Transaction) as the Board determines (or, if the Board does not determine such a date, to the date that is five days prior to the effective time of the Corporate Transaction), and such Awards

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will terminate if not exercised (if applicable) at or prior to the effective time of the Corporate Transaction, and any reacquisition or repurchase rights held by the Company with respect to such Awards will lapse (contingent upon the effectiveness of the Corporate Transaction). With respect to the vesting of Performance Awards that will accelerate upon the occurrence of a Corporate Transaction pursuant to this subsection (ii) and that have multiple vesting levels depending on the level of performance, unless otherwise provided in the Award Agreement, the vesting of such Performance Awards will accelerate at 100% of the target level upon the occurrence of the Corporate Transaction in which the Awards are not assumed in accordance with Section 6(c)(i). With respect to the vesting of Awards that will accelerate upon the occurrence of a Corporate Transaction pursuant to this subsection (ii) and are settled in the form of a cash payment, such cash payment will be made no later than 30 days following the occurrence of the Corporate Transaction or such later date as required to comply with Section 409A of the Code.

(iii)          Awards Held by Persons other than Current Participants.    In the event of a Corporate Transaction in which the surviving corporation or acquiring corporation (or its parent company) does not assume or continue such outstanding Awards or substitute similar awards for such outstanding Awards, then with respect to Awards that have not been assumed, continued or substituted and that are held by persons other than Current Participants, such Awards will terminate if not exercised (if applicable) prior to the occurrence of the Corporate Transaction; provided, however, that any reacquisition or repurchase rights held by the Company with respect to such Awards will not terminate and may continue to be exercised notwithstanding the Corporate Transaction.

(iv)          Payment for Awards in Lieu of Exercise.    Notwithstanding the foregoing, in the event an Award will terminate if not exercised prior to the effective time of a Corporate Transaction, the Board may provide, in its sole discretion, that the holder of such Award may not exercise such Award but will receive a payment, in such form as may be determined by the Board, equal in value, at the effective time, to the excess, if any, of (1) the value of the property the Participant would have received upon the exercise of the Award (including, at the discretion of the Board, any unvested portion of such Award), over (2) any exercise price payable by such holder in connection with such exercise.

(d)         Appointment of Stockholder Representative.    As a condition to the receipt of an Award under this Plan, a Participant will be deemed to have agreed that the Award will be subject to the terms of any agreement governing a Corporate Transaction involving the Company, including, without limitation, a provision for the appointment of a stockholder representative that is authorized to act on the Participant’s behalf with respect to any escrow, indemnities and any contingent consideration.

(e)         No Restriction on Right to Undertake Transactions.    The grant of any Award under the Plan and the issuance of shares pursuant to any Award does not affect or restrict in any way the right or power of the Company or the stockholders of the Company to make or authorize any adjustment, recapitalization, reorganization or other change in the Company’s capital structure or its business, any merger or consolidation of the Company, any issue of stock or of options, rights or options to purchase stock or of bonds, debentures, preferred or prior preference stocks whose rights are superior to or affect the Common Stock or the rights thereof or which are convertible into or exchangeable for Common Stock, or the dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.

7.           Administration.

(a)         Administration by Board.    The Board will administer the Plan unless and until the Board delegates administration of the Plan to a Committee or Committees, as provided in subsection (c) below.

(b)         Powers of Board.    The Board will have the power, subject to, and within the limitations of, the express provisions of the Plan:

(i)            To determine from time to time (1) which of the persons eligible under the Plan will be granted Awards; (2) when and how each Award will be granted; (3) what type or combination of types of Award will be granted; (4) the provisions of each Award granted (which need not be identical), including the time or times when a person will be permitted to receive an issuance of Common Stock or other payment pursuant to an Award; (5) the

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number of shares of Common Stock or cash equivalent with respect to which an Award will be granted to each such person; (6) the Fair Market Value applicable to an Award; and (7) the terms of any Performance Award that is not valued in whole or in part by reference to, or otherwise based on, the Common Stock, including the amount of cash payment or other property that may be earned and the timing of payment.

(ii)           To construe and interpret the Plan and Awards granted under it, and to establish, amend and revoke rules and regulations for its administration. The Board, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan or in any Award Agreement, in a manner and to the extent it deems necessary or expedient to make the Plan or Award fully effective.

(iii)          To settle all controversies regarding the Plan and Awards granted under it.

(iv)          To accelerate the time at which an Award may first be exercised or the time during which an Award or any part thereof will vest, notwithstanding the provisions in the Award Agreement stating the time at which it may first be exercised or the time during which it will vest.

(v)           To prohibit the exercise of any Option, SAR or other exercisable Award during a period of up to 30 days prior to the consummation of any pending stock dividend, stock split, combination or exchange of shares, merger, consolidation or other distribution (other than normal cash dividends) of Company assets to stockholders, or any other change affecting the shares of Common Stock or the share price of the Common Stock including any Corporate Transaction, for reasons of administrative convenience.

(vi)          To suspend or terminate the Plan at any time. Suspension or termination of the Plan will not Materially Impair rights and obligations under any Award granted while the Plan is in effect except with the written consent of the affected Participant.

(vii)         To amend the Plan in any respect the Board deems necessary or advisable; provided, however, that stockholder approval will be required for any amendment to the extent required by Applicable Law. Except as provided above, rights under any Award granted before amendment of the Plan will not be Materially Impaired by any amendment of the Plan unless (1) the Company requests the consent of the affected Participant, and (2) such Participant consents in writing.

(viii)        To submit any amendment to the Plan for stockholder approval.

(ix)          To approve forms of Award Agreements for use under the Plan and to amend the terms of any one or more Awards, including, but not limited to, amendments to provide terms more favorable to the Participant than previously provided in the Award Agreement, subject to any specified limits in the Plan that are not subject to Board discretion; provided however, that, a Participant’s rights under any Award will not be Materially Impaired by any such amendment unless (1) the Company requests the consent of the affected Participant, and (2) such Participant consents in writing.

(x)           Generally, to exercise such powers and to perform such acts as the Board deems necessary or expedient to promote the best interests of the Company and that are not in conflict with the provisions of the Plan or Awards.

(xi)          To adopt such procedures and sub-plans as are necessary or appropriate to permit and facilitate participation in the Plan by, or take advantage of specific tax treatment for Awards granted to, Employees, Directors or Consultants who are foreign nationals or employed outside the United States (provided that Board approval will not be necessary for immaterial modifications to the Plan or any Award Agreement to ensure or facilitate compliance with the laws of the relevant foreign jurisdiction).

(xii)         To effect, at any time and from time to time, subject to the consent of any Participant whose Award is Materially Impaired by such action, (1) the reduction of the exercise price (or strike price) of any outstanding Option or SAR; (2) the cancellation of any outstanding Option or SAR and the grant in substitution therefor of (A) a new Option, SAR, Restricted Stock Award, RSU Award or Other Award, under the Plan or another

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equity plan of the Company, covering the same or a different number of shares of Common Stock, (B) cash and/or (C) other valuable consideration (as determined by the Board); or (3) any other action that is treated as a repricing under generally accepted accounting principles.

(c)         Delegation to Committee.

(i)            General.    The Board may delegate some or all of the administration of the Plan to a Committee or Committees. If administration of the Plan is delegated to a Committee, the Committee will have, in connection with the administration of the Plan, the powers theretofore possessed by the Board that have been delegated to the Committee, including the power to delegate to another Committee or a subcommittee of the Committee any of the administrative powers the Committee is authorized to exercise (and references in this Plan to the Board will thereafter be to the Committee or subcommittee), subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board. Each Committee may retain the authority to concurrently administer the Plan with Committee or subcommittee to which it has delegated its authority hereunder and may, at any time, revest in such Committee some or all of the powers previously delegated. The Board may retain the authority to concurrently administer the Plan with any Committee and may, at any time, revest in the Board some or all of the powers previously delegated.

(ii)           Rule 16b-3 Compliance.    To the extent an Award is intended to qualify for the exemption from Section 16(b) of the Exchange Act that is available under Rule 16b-3 of the Exchange Act, the Award will be granted by the Board or a Committee that consists solely of two or more Non-Employee Directors, as determined under Rule 16b-3(b)(3) of the Exchange Act and thereafter any action establishing or modifying the terms of the Award will be approved by the Board or a Committee meeting such requirements to the extent necessary for such exemption to remain available.

(d)         Effect of Board’s Decision.    All determinations, interpretations and constructions made by the Board or any Committee in good faith will not be subject to review by any person and will be final, binding and conclusive on all persons.

(e)         Delegation to an Officer.    The Board or any Committee may delegate to one or more Officers the authority to do one or both of the following (i) designate Employees who are not Officers to be recipients of Options and SARs (and, to the extent permitted by Applicable Law, other types of Awards) and, to the extent permitted by Applicable Law, the terms thereof, and (ii) determine the number of shares of Common Stock to be subject to such Awards granted to such Employees; provided, however, that the resolutions or charter adopted by the Board or any Committee evidencing such delegation will specify the total number of shares of Common Stock that may be subject to the Awards granted by such Officer and that such Officer may not grant an Award to himself or herself. Any such Awards will be granted on the applicable form of Award Agreement most recently approved for use by the Board or the Committee, unless otherwise provided in the resolutions approving the delegation authority. Notwithstanding anything to the contrary herein, neither the Board nor any Committee may delegate to an Officer who is acting solely in the capacity of an Officer (and not also as a Director) the authority to determine the Fair Market Value.

8.           Tax Withholding

(a)         Withholding Authorization.    As a condition to acceptance of any Award under the Plan, a Participant authorizes withholding from payroll and any other amounts payable to such Participant, and otherwise agrees to make adequate provision for (including), any sums required to satisfy any U.S. federal, state, local and/or foreign tax or social insurance contribution withholding obligations of the Company or an Affiliate, if any, which arise in connection with the exercise, vesting or settlement of such Award, as applicable. Accordingly, a Participant may not be able to exercise an Award even though the Award is vested, and the Company shall have no obligation to issue shares of Common Stock subject to an Award, unless and until such obligations are satisfied.

(b)         Satisfaction of Withholding Obligation.    To the extent permitted by the terms of an Award Agreement, the Company may, in its sole discretion, satisfy any U.S. federal, state, local and/or foreign tax or social insurance withholding obligation relating to an Award by any of the following means or by a combination of such means: (i) causing the Participant to tender a cash payment; (ii) withholding shares of Common Stock from the shares of Common Stock issued or otherwise issuable to the Participant in connection with the Award;

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(iii) withholding cash from an Award settled in cash; (iv) withholding payment from any amounts otherwise payable to the Participant; (v) by allowing a Participant to effectuate a “cashless exercise” pursuant to a program developed under Regulation T as promulgated by the Federal Reserve Board; or (vi) by such other method as may be set forth in the Award Agreement.

(c)         No Obligation to Notify or Minimize Taxes; No Liability to Claims.    Except as required by Applicable Law the Company has no duty or obligation to any Participant to advise such holder as to the time or manner of exercising such Award. Furthermore, the Company has no duty or obligation to warn or otherwise advise such holder of a pending termination or expiration of an Award or a possible period in which the Award may not be exercised. The Company has no duty or obligation to minimize the tax consequences of an Award to the holder of such Award and will not be liable to any holder of an Award for any adverse tax consequences to such holder in connection with an Award. As a condition to accepting an Award under the Plan, each Participant (i) agrees to not make any claim against the Company, or any of its Officers, Directors, Employees or Affiliates related to tax liabilities arising from such Award or other Company compensation and (ii) acknowledges that such Participant was advised to consult with his or her own personal tax, financial and other legal advisors regarding the tax consequences of the Award and has either done so or knowingly and voluntarily declined to do so. Additionally, each Participant acknowledges any Option or SAR granted under the Plan is exempt from Section 409A only if the exercise or strike price is at least equal to the “fair market value” of the Common Stock on the date of grant as determined by the Internal Revenue Service and there is no other impermissible deferral of compensation associated with the Award. Additionally, as a condition to accepting an Option or SAR granted under the Plan, each Participant agrees not make any claim against the Company, or any of its Officers, Directors, Employees or Affiliates in the event that the Internal Revenue Service asserts that such exercise price or strike price is less than the “fair market value” of the Common Stock on the date of grant as subsequently determined by the Internal Revenue Service.

(d)         Withholding Indemnification.    As a condition to accepting an Award under the Plan, in the event that the amount of the Company’s and/or its Affiliate’s withholding obligation in connection with such Award was greater than the amount actually withheld by the Company and/or its Affiliates, each Participant agrees to indemnify and hold the Company and/or its Affiliates harmless from any failure by the Company and/or its Affiliates to withhold the proper amount.

9.           Miscellaneous.

(a)         Source of Shares.    The stock issuable under the Plan will be shares of authorized but unissued or reacquired Common Stock, including shares repurchased by the Company on the open market or otherwise.

(b)         Use of Proceeds from Sales of Common Stock.    Proceeds from the sale of shares of Common Stock pursuant to Awards will constitute general funds of the Company.

(c)         Corporate Action Constituting Grant of Awards.    Corporate action constituting a grant by the Company of an Award to any Participant will be deemed completed as of the date of such corporate action, unless otherwise determined by the Board, regardless of when the instrument, certificate, or letter evidencing the Award is communicated to, or actually received or accepted by, the Participant. In the event that the corporate records (e.g., Board consents, resolutions or minutes) documenting the corporate action approving the grant contain terms (e.g., exercise price, vesting schedule or number of shares) that are inconsistent with those in the Award Agreement or related grant documents as a result of a clerical error in the Award Agreement or related grant documents, the corporate records will control and the Participant will have no legally binding right to the incorrect term in the Award Agreement or related grant documents.

(d)         Stockholder Rights.    No Participant will be deemed to be the holder of, or to have any of the rights of a holder with respect to, any shares of Common Stock subject to such Award unless and until (i) such Participant has satisfied all requirements for exercise of the Award pursuant to its terms, if applicable, and (ii) the issuance of the Common Stock subject to such Award is reflected in the records of the Company.

(e)         No Employment or Other Service Rights.    Nothing in the Plan, any Award Agreement or any other instrument executed thereunder or in connection with any Award granted pursuant thereto will confer upon any Participant any right to continue to serve the Company or an Affiliate in the capacity in effect at the time the

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Award was granted or affect the right of the Company or an Affiliate to terminate at will and without regard to any future vesting opportunity that a Participant may have with respect to any Award (i) the employment of an Employee with or without notice and with or without cause, (ii) the service of a Consultant pursuant to the terms of such Consultant’s agreement with the Company or an Affiliate, or (iii) the service of a Director pursuant to the Bylaws of the Company or an Affiliate, and any applicable provisions of the corporate law of the state or foreign jurisdiction in which the Company or the Affiliate is incorporated, as the case may be. Further, nothing in the Plan, any Award Agreement or any other instrument executed thereunder or in connection with any Award will constitute any promise or commitment by the Company or an Affiliate regarding the fact or nature of future positions, future work assignments, future compensation or any other term or condition of employment or service or confer any right or benefit under the Award or the Plan unless such right or benefit has specifically accrued under the terms of the Award Agreement and/or Plan.

(f)          Change in Time Commitment.    In the event a Participant’s regular level of time commitment in the performance of his or her services for the Company and any Affiliates is reduced (for example, and without limitation, if the Participant is an Employee of the Company and the Employee has a change in status from a full-time Employee to a part-time Employee or takes an extended leave of absence) after the date of grant of any Award to the Participant, the Board may determine, to the extent permitted by Applicable Law, to (i) make a corresponding reduction in the number of shares or cash amount subject to any portion of such Award that is scheduled to vest or become payable after the date of such change in time commitment, and (ii) in lieu of or in combination with such a reduction, extend the vesting or payment schedule applicable to such Award. In the event of any such reduction, the Participant will have no right with respect to any portion of the Award that is so reduced or extended.

(g)         Execution of Additional Documents.    As a condition to accepting an Award under the Plan, the Participant agrees to execute any additional documents or instruments necessary or desirable, as determined in the Plan Administrator’s sole discretion, to carry out the purposes or intent of the Award, or facilitate compliance with securities and/or other regulatory requirements, in each case at the Plan Administrator’s request.

(h)         Electronic Delivery and Participation.    Any reference herein or in an Award Agreement to a “written” agreement or document will include any agreement or document delivered electronically, filed publicly at www.sec.gov (or any successor website thereto) or posted on the Company’s intranet (or other shared electronic medium controlled by the Company to which the Participant has access). By accepting any Award the Participant consents to receive documents by electronic delivery and to participate in the Plan through any on-line electronic system established and maintained by the Plan Administrator or another third party selected by the Plan Administrator. The form of delivery of any Common Stock (e.g., a stock certificate or electronic entry evidencing such shares) shall be determined by the Company.

(i)          Clawback/Recovery.    All Awards granted under the Plan will be subject to recoupment in accordance with any clawback policy that the Company is required to adopt pursuant to the listing standards of any national securities exchange or association on which the Company’s securities are listed or as is otherwise required by the Dodd-Frank Wall Street Reform and Consumer Protection Act or other Applicable Law and any clawback policy that the Company otherwise adopts, to the extent applicable and permissible under Applicable Law. In addition, the Board may impose such other clawback, recovery or recoupment provisions in an Award Agreement as the Board determines necessary or appropriate, including but not limited to a reacquisition right in respect of previously acquired shares of Common Stock or other cash or property upon the occurrence of Cause. No recovery of compensation under such a clawback policy will be an event giving rise to a Participant’s right to voluntarily terminate employment upon a “resignation for good reason,” or for a “constructive termination” or any similar term under any plan of or agreement with the Company.

(j)          Securities Law Compliance.    A Participant will not be issued any shares in respect of an Award unless either (i) the shares are registered under the Securities Act; or (ii) the Company has determined that such issuance would be exempt from the registration requirements of the Securities Act. Each Award also must comply with other Applicable Law governing the Award, and a Participant will not receive such shares if the Company determines that such receipt would not be in material compliance with Applicable Law.

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(k)         Transfer or Assignment of Awards; Issued Shares.    Except as expressly provided in the Plan or the form of Award Agreement, Awards granted under the Plan may not be transferred or assigned by the Participant. After the vested shares subject to an Award have been issued, or in the case of Restricted Stock and similar awards, after the issued shares have vested, the holder of such shares is free to assign, hypothecate, donate, encumber or otherwise dispose of any interest in such shares provided that any such actions are in compliance with the provisions herein, the terms of the Trading Policy and Applicable Law.

(l)          Effect on Other Employee Benefit Plans.    The value of any Award granted under the Plan, as determined upon grant, vesting or settlement, shall not be included as compensation, earnings, salaries, or other similar terms used when calculating any Participant’s benefits under any employee benefit plan sponsored by the Company or any Affiliate, except as such plan otherwise expressly provides. The Company expressly reserves its rights to amend, modify, or terminate any of the Company’s or any Affiliate’s employee benefit plans.

(m)        Deferrals.    To the extent permitted by Applicable Law, the Board, in its sole discretion, may determine that the delivery of Common Stock or the payment of cash, upon the exercise, vesting or settlement of all or a portion of any Award may be deferred and may also establish programs and procedures for deferral elections to be made by Participants. Deferrals will be made in accordance with the requirements of Section 409A.

(n)         Section 409A.    Unless otherwise expressly provided for in an Award Agreement, the Plan and Award Agreements will be interpreted to the greatest extent possible in a manner that makes the Plan and the Awards granted hereunder exempt from Section 409A, and, to the extent not so exempt, in compliance with the requirements of Section 409A. If the Board determines that any Award granted hereunder is not exempt from and is therefore subject to Section 409A, the Award Agreement evidencing such Award will incorporate the terms and conditions necessary to avoid the consequences specified in Section 409A(a)(1) of the Code, and to the extent an Award Agreement is silent on terms necessary for compliance, such terms are hereby incorporated by reference into the Award Agreement. Notwithstanding anything to the contrary in this Plan (and unless the Award Agreement specifically provides otherwise), if the shares of Common Stock are publicly traded, and if a Participant holding an Award that constitutes “deferred compensation” under Section 409A is a “specified employee” for purposes of Section 409A, no distribution or payment of any amount that is due because of a “separation from service” (as defined in Section 409A without regard to alternative definitions thereunder) will be issued or paid before the date that is six months and one day following the date of such Participant’s “separation from service” or, if earlier, the date of the Participant’s death, unless such distribution or payment can be made in a manner that complies with Section 409A, and any amounts so deferred will be paid in a lump sum on the day after such six month period elapses, with the balance paid thereafter on the original schedule.

(o)         Choice of Law.    This Plan and any controversy arising out of or relating to this Plan shall be governed by, and construed in accordance with, the internal laws of the State of Delaware, without regard to conflict of law principles that would result in any application of any law other than the law of the State of Delaware.

10.         Covenants of the Company.

(a)         Compliance with Law.    The Company will seek to obtain from each regulatory commission or agency, as may be deemed to be necessary, having jurisdiction over the Plan such authority as may be required to grant Awards and to issue and sell shares of Common Stock upon exercise or vesting of the Awards; provided, however, that this undertaking will not require the Company to register under the Securities Act the Plan, any Award or any Common Stock issued or issuable pursuant to any such Award. If, after reasonable efforts and at a reasonable cost, the Company is unable to obtain from any such regulatory commission or agency the authority that counsel for the Company deems necessary or advisable for the lawful issuance and sale of Common Stock under the Plan, the Company will be relieved from any liability for failure to issue and sell Common Stock upon exercise or vesting of such Awards unless and until such authority is obtained. A Participant is not eligible for the grant of an Award or the subsequent issuance of Common Stock pursuant to the Award if such grant or issuance would be in violation of any Applicable Law.

Annex H-13

11.         Additional Rules for Awards Subject to Section 409A.

(a)         Application.    Unless the provisions of this Section of the Plan are expressly superseded by the provisions in the form of Award Agreement, the provisions of this Section shall apply and shall supersede anything to the contrary set forth in the Award Agreement for a Non-Exempt Award.

(b)         Non-Exempt Awards Subject to Non-Exempt Severance Arrangements.    To the extent a Non-Exempt Award is subject to Section 409A due to application of a Non-Exempt Severance Arrangement, the following provisions of this subsection (b) apply.

(i)            If the Non-Exempt Award vests in the ordinary course during the Participant’s Continuous Service in accordance with the vesting schedule set forth in the Award Agreement, and does not accelerate vesting under the terms of a Non-Exempt Severance Arrangement, in no event will the shares be issued in respect of such Non-Exempt Award any later than the later of: (i) December 31st of the calendar year that includes the applicable vesting date, or (ii) the 60th day that follows the applicable vesting date.

(ii)           If vesting of the Non-Exempt Award accelerates under the terms of a Non-Exempt Severance Arrangement in connection with the Participant’s Separation from Service, and such vesting acceleration provisions were in effect as of the date of grant of the Non-Exempt Award and, therefore, are part of the terms of such Non-Exempt Award as of the date of grant, then the shares will be earlier issued in settlement of such Non-Exempt Award upon the Participant’s Separation from Service in accordance with the terms of the Non-Exempt Severance Arrangement, but in no event later than the 60th day that follows the date of the Participant’s Separation from Service. However, if at the time the shares would otherwise be issued the Participant is subject to the distribution limitations contained in Section 409A applicable to “specified employees,” as defined in Section 409A(a)(2)(B)(i) of the Code, such shares shall not be issued before the date that is six months following the date of such Participant’s Separation from Service, or, if earlier, the date of the Participant’s death that occurs within such six month period.

(iii)          If vesting of a Non-Exempt Award accelerates under the terms of a Non-Exempt Severance Arrangement in connection with a Participant’s Separation from Service, and such vesting acceleration provisions were not in effect as of the date of grant of the Non-Exempt Award and, therefore, are not a part of the terms of such Non-Exempt Award on the date of grant, then such acceleration of vesting of the Non-Exempt Award shall not accelerate the issuance date of the shares, but the shares shall instead be issued on the same schedule as set forth in the Grant Notice as if they had vested in the ordinary course during the Participant’s Continuous Service, notwithstanding the vesting acceleration of the Non-Exempt Award. Such issuance schedule is intended to satisfy the requirements of payment on a specified date or pursuant to a fixed schedule, as provided under Treasury Regulations Section 1.409A-3(a)(4).

(c)         Treatment of Non-Exempt Awards Upon a Corporate Transaction for Employees and Consultants.    The provisions of this subsection (c) shall apply and shall supersede anything to the contrary set forth in the Plan with respect to the permitted treatment of any Non-Exempt Award in connection with a Corporate Transaction if the Participant was either an Employee or Consultant upon the applicable date of grant of the Non-Exempt Award.

(i)            Vested Non-Exempt Awards.    The following provisions shall apply to any Vested Non-Exempt Award in connection with a Corporate Transaction:

(1)         If the Corporate Transaction is also a Section 409A Change in Control then the Acquiring Entity may not assume, continue or substitute the Vested Non-Exempt Award. Upon the Section 409A Change in Control the settlement of the Vested Non-Exempt Award will automatically be accelerated and the shares will be immediately issued in respect of the Vested Non-Exempt Award. Alternatively, the Company may instead provide that the Participant will receive a cash settlement equal to the Fair Market Value of the shares that would otherwise be issued to the Participant upon the Section 409A Change in Control.

Annex H-14

(2)         If the Corporate Transaction is not also a Section 409A Change in Control, then the Acquiring Entity must either assume, continue or substitute each Vested Non-Exempt Award. The shares to be issued in respect of the Vested Non-Exempt Award shall be issued to the Participant by the Acquiring Entity on the same schedule that the shares would have been issued to the Participant if the Corporate Transaction had not occurred. In the Acquiring Entity’s discretion, in lieu of an issuance of shares, the Acquiring Entity may instead substitute a cash payment on each applicable issuance date, equal to the Fair Market Value of the shares that would otherwise be issued to the Participant on such issuance dates, with the determination of the Fair Market Value of the shares made on the date of the Corporate Transaction.

(ii)           Unvested Non-Exempt Awards.    The following provisions shall apply to any Unvested Non-Exempt Award unless otherwise determined by the Board pursuant to subsection (e) of this Section.

(1)         In the event of a Corporate Transaction, the Acquiring Entity shall assume, continue or substitute any Unvested Non-Exempt Award. Unless otherwise determined by the Board, any Unvested Non-Exempt Award will remain subject to the same vesting and forfeiture restrictions that were applicable to the Award prior to the Corporate Transaction. The shares to be issued in respect of any Unvested Non-Exempt Award shall be issued to the Participant by the Acquiring Entity on the same schedule that the shares would have been issued to the Participant if the Corporate Transaction had not occurred. In the Acquiring Entity’s discretion, in lieu of an issuance of shares, the Acquiring Entity may instead substitute a cash payment on each applicable issuance date, equal to the Fair Market Value of the shares that would otherwise be issued to the Participant on such issuance dates, with the determination of Fair Market Value of the shares made on the date of the Corporate Transaction.

(2)         If the Acquiring Entity will not assume, substitute or continue any Unvested Non-Exempt Award in connection with a Corporate Transaction, then such Award shall automatically terminate and be forfeited upon the Corporate Transaction with no consideration payable to any Participant in respect of such forfeited Unvested Non-Exempt Award. Notwithstanding the foregoing, to the extent permitted and in compliance with the requirements of Section 409A, the Board may in its discretion determine to elect to accelerate the vesting and settlement of the Unvested Non-Exempt Award upon the Corporate Transaction, or instead substitute a cash payment equal to the Fair Market Value of such shares that would otherwise be issued to the Participant, as further provided in subsection (e)(ii) below. In the absence of such discretionary election by the Board, any Unvested Non-Exempt Award shall be forfeited without payment of any consideration to the affected Participants if the Acquiring Entity will not assume, substitute or continue the Unvested Non-Exempt Awards in connection with the Corporate Transaction.

(3)         The foregoing treatment shall apply with respect to all Unvested Non-Exempt Awards upon any Corporate Transaction, and regardless of whether or not such Corporate Transaction is also a Section 409A Change in Control.

(d)         Treatment of Non-Exempt Awards Upon a Corporate Transaction for Non-Employee Directors.    The following provisions of this subsection (d) shall apply and shall supersede anything to the contrary that may be set forth in the Plan with respect to the permitted treatment of a Non-Exempt Director Award in connection with a Corporate Transaction.

(i)            If the Corporate Transaction is also a Section 409A Change in Control then the Acquiring Entity may not assume, continue or substitute the Non-Exempt Director Award. Upon the Section 409A Change in Control the vesting and settlement of any Non-Exempt Director Award will automatically be accelerated and the shares will be immediately issued to the Participant in respect of the Non-Exempt Director Award. Alternatively, the Company may provide that the Participant will instead receive a cash settlement equal to the Fair Market Value of the shares that would otherwise be issued to the Participant upon the Section 409A Change in Control pursuant to the preceding provision.

(ii)           If the Corporate Transaction is not also a Section 409A Change in Control, then the Acquiring Entity must either assume, continue or substitute the Non-Exempt Director Award. Unless otherwise determined by the Board, the Non-Exempt Director Award will remain subject to the same vesting and forfeiture

Annex H-15

restrictions that were applicable to the Award prior to the Corporate Transaction. The shares to be issued in respect of the Non-Exempt Director Award shall be issued to the Participant by the Acquiring Entity on the same schedule that the shares would have been issued to the Participant if the Corporate Transaction had not occurred. In the Acquiring Entity’s discretion, in lieu of an issuance of shares, the Acquiring Entity may instead substitute a cash payment on each applicable issuance date, equal to the Fair Market Value of the shares that would otherwise be issued to the Participant on such issuance dates, with the determination of Fair Market Value made on the date of the Corporate Transaction.

(e)         If the RSU Award is a Non-Exempt Award, then the provisions in this Section 11(e) shall apply and supersede anything to the contrary that may be set forth in the Plan or the Award Agreement with respect to the permitted treatment of such Non-Exempt Award:

(i)            Any exercise by the Board of discretion to accelerate the vesting of a Non-Exempt Award shall not result in any acceleration of the scheduled issuance dates for the shares in respect of the Non-Exempt Award unless earlier issuance of the shares upon the applicable vesting dates would be in compliance with the requirements of Section 409A.

(ii)           The Company explicitly reserves the right to earlier settle any Non-Exempt Award to the extent permitted and in compliance with the requirements of Section 409A, including pursuant to any of the exemptions available in Treasury Regulations Section 1.409A-3(j)(4)(ix).

(iii)          To the extent the terms of any Non-Exempt Award provide that it will be settled upon a Change in Control or Corporate Transaction, to the extent it is required for compliance with the requirements of Section 409A, the Change in Control or Corporate Transaction event triggering settlement must also constitute a Section 409A Change in Control. To the extent the terms of a Non-Exempt Award provides that it will be settled upon a termination of employment or termination of Continuous Service, to the extent it is required for compliance with the requirements of Section 409A, the termination event triggering settlement must also constitute a Separation From Service. However, if at the time the shares would otherwise be issued to a Participant in connection with a “separation from service” such Participant is subject to the distribution limitations contained in Section 409A applicable to “specified employees,” as defined in Section 409A(a)(2)(B)(i) of the Code, such shares shall not be issued before the date that is six months following the date of the Participant’s Separation From Service, or, if earlier, the date of the Participant’s death that occurs within such six month period.

(iv)          The provisions in this subsection (e) for delivery of the shares in respect of the settlement of an RSU Award that is a Non-Exempt Award are intended to comply with the requirements of Section 409A so that the delivery of the shares to the Participant in respect of such Non-Exempt Award will not trigger the additional tax imposed under Section 409A, and any ambiguities herein will be so interpreted.

12.         Severability.

If all or any part of the Plan or any Award Agreement is declared by any court or governmental authority to be unlawful or invalid, such unlawfulness or invalidity shall not invalidate any portion of the Plan or such Award Agreement not declared to be unlawful or invalid. Any Section of the Plan or any Award Agreement (or part of such a Section) so declared to be unlawful or invalid shall, if possible, be construed in a manner which will give effect to the terms of such Section or part of a Section to the fullest extent possible while remaining lawful and valid.

13.         Termination of the Plan.

The Board may suspend or terminate the Plan at any time. No Incentive Stock Options may be granted after the tenth anniversary of the earlier of: (i) the Adoption Date, or (ii) the date the Plan is approved by the Company’s stockholders. No Awards may be granted under the Plan while the Plan is suspended or after it is terminated.

Annex H-16

14.         Definitions.

As used in the Plan, the following definitions apply to the capitalized terms indicated below:

(a)         “Acquiring Entity” means the surviving or acquiring corporation (or its parent company) in connection with a Corporate Transaction.

(b)         “Adoption Date” means the date the Plan is first approved by the Board or Compensation Committee.

(c)         “Affiliate” means, at the time of determination, any “parent” or “subsidiary” of the Company as such terms are defined in Rule 405 promulgated under the Securities Act. The Board may determine the time or times at which “parent” or “subsidiary” status is determined within the foregoing definition.

(d)         “Applicable Law” means any applicable securities, federal, state, foreign, material local or municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, listing rule, regulation, judicial decision, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (including under the authority of any applicable self-regulating organization such as the Nasdaq Stock Market, New York Stock Exchange, or the Financial Industry Regulatory Authority).

(e)         “Award” means any right to receive Common Stock, cash or other property granted under the Plan (including an Incentive Stock Option, a Nonstatutory Stock Option, a Restricted Stock Award, an RSU Award, a SAR, a Performance Award or any Other Award).

(f)          “Award Agreement” means a written or electronic agreement between the Company and a Participant evidencing the terms and conditions of an Award. The Award Agreement generally consists of the Grant Notice and the agreement containing the written summary of the general terms and conditions applicable to the Award and which is provided, including through electronic means, to a Participant along with the Grant Notice.

(g)         “Board” means the Board of Directors of the Company (or its designee). Any decision or determination made by the Board shall be a decision or determination that is made in the sole discretion of the Board (or its designee), and such decision or determination shall be final and binding on all Participants.

(h)         “Business Combination Agreement” means that certain Business Combination Agreement, dated as of July 6, 2021, by and among Athena Technology Acquisition Corp., a Delaware corporation (“Athena”), HelioMax Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Athena, and Heliogen, Inc., a Delaware corporation.

(i)          “Capital Stock” means each and every class of common stock of the Company, regardless of the number of votes per share.

(j)          “Capitalization Adjustment” means any change that is made in, or other events that occur with respect to, the Common Stock subject to the Plan or subject to any Award after the date the Plan is adopted by the Board without the receipt of consideration by the Company through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, stock split, reverse stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or any similar equity restructuring transaction, as that term is used in Statement of Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor thereto). Notwithstanding the foregoing, the conversion of any convertible securities of the Company will not be treated as a Capitalization Adjustment.

(k)         “Cause” has the meaning ascribed to such term in any written agreement between a Participant and the Company defining such term and, in the absence of such agreement, such term means, with respect to a Participant, the occurrence of any of the following events: (i) the Participant’s dishonest statements or acts with respect to the Company or any Affiliate of the Company, or any current or prospective customers, suppliers, vendors

Annex H-17

or other third parties with which such entity does business; (ii) the Participant’s commission of (A) a felony or (B) any misdemeanor involving moral turpitude, deceit, dishonesty or fraud; (iii) the Participant’s failure to perform the Participant’s assigned duties and responsibilities to the reasonable satisfaction of the Company which failure continues, in the reasonable judgment of the Company, after written notice given to the Participant by the Company; (iv) the Participant’s gross negligence, willful misconduct or insubordination with respect to the Company or any Affiliate of the Company; or (v) the Participant’s material violation of any provision of any agreement(s) between the Participant and the Company relating to noncompetition, nonsolicitation, nondisclosure and/or assignment of inventions. The determination that a termination of the Participant’s Continuous Service is either for Cause or without Cause will be made by the Board with respect to Participants who are executive officers of the Company and by the Company’s Chief Executive Officer with respect to Participants who are not executive officers of the Company. Any determination by the Company that the Continuous Service of a Participant was terminated with or without Cause for the purposes of outstanding Awards held by such Participant will have no effect upon any determination of the rights or obligations of the Company or such Participant for any other purpose.

(l)          “Change in Control” or “Change of Control” means the occurrence, in a single transaction or in a series of related transactions, of any one or more of the following events:

(i)            any Exchange Act Person becomes the Owner, directly or indirectly, of securities of the Company representing more than 50% of the combined voting power of the Company’s then outstanding securities other than by virtue of a merger, consolidation or similar transaction. Notwithstanding the foregoing, a Change in Control shall not be deemed to occur (A) on account of the acquisition of securities of the Company directly from the Company, (B) on account of the acquisition of securities of the Company by an investor, any affiliate thereof or any other Exchange Act Person that acquires the Company’s securities in a transaction or series of related transactions the primary purpose of which is to obtain financing for the Company through the issuance of equity securities, or (C) solely because the level of Ownership held by any Exchange Act Person (the “Subject Person”) exceeds the designated percentage threshold of the outstanding voting securities as a result of a repurchase or other acquisition of voting securities by the Company reducing the number of shares outstanding, provided that if a Change in Control would occur (but for the operation of this sentence) as a result of the acquisition of voting securities by the Company, and after such share acquisition, the Subject Person becomes the Owner of any additional voting securities that, assuming the repurchase or other acquisition had not occurred, increases the percentage of the then outstanding voting securities Owned by the Subject Person over the designated percentage threshold, then a Change in Control shall be deemed to occur;

(ii)           there is consummated a merger, consolidation or similar transaction involving (directly or indirectly) the Company and, immediately after the consummation of such merger, consolidation or similar transaction, the stockholders of the Company immediately prior thereto do not Own, directly or indirectly, either (A) outstanding voting securities representing more than 50% of the combined outstanding voting power of the Acquiring Entity in such merger, consolidation or similar transaction or (B) more than 50% of the combined outstanding voting power of the parent of the Acquiring Entity in such merger, consolidation or similar transaction, in each case in substantially the same proportions as their Ownership of the outstanding voting securities of the Company immediately prior to such transaction;

(iii)          there is consummated a sale, lease, exclusive license or other disposition of all or substantially all of the consolidated assets of the Company and its Subsidiaries, other than a sale, lease, license or other disposition of all or substantially all of the consolidated assets of the Company and its Subsidiaries to an Entity, more than 50% of the combined voting power of the voting securities of which are Owned by stockholders of the Company in substantially the same proportions as their Ownership of the outstanding voting securities of the Company immediately prior to such sale, lease, license or other disposition; or

(iv)          individuals who, on the date the Plan is adopted by the Board, are members of the Board (the “Incumbent Board”) cease for any reason to constitute at least a majority of the members of the Board; provided, however, that if the appointment or election (or nomination for election) of any new Board member was approved or recommended by a majority vote of the members of the Incumbent Board then still in office, such new member shall, for purposes of this Plan, be considered as a member of the Incumbent Board.

Annex H-18

Notwithstanding the foregoing or any other provision of this Plan, (A) the term Change in Control shall not include a sale of assets, merger or other transaction effected exclusively for the purpose of changing the domicile of the Company, (B) the definition of Change in Control (or any analogous term) in an individual written agreement between the Company or any Affiliate and the Participant shall supersede the foregoing definition with respect to Awards subject to such agreement; provided, however, that if no definition of Change in Control or any analogous term is set forth in such an individual written agreement, the foregoing definition shall apply, and (C) with respect to any nonqualified deferred compensation that becomes payable on account of the Change in Control, the transaction or event described in clause (i), (ii), (iii), or (iv) also constitutes a Section 409A Change in Control if required in order for the payment not to violate Section 409A of the Code.

(m)        “Code” means the Internal Revenue Code of 1986, as amended, including any applicable regulations and guidance thereunder.

(n)         “Committee” means the Compensation Committee and any other committee of one or more Directors to whom authority has been delegated by the Board or Compensation Committee in accordance with the Plan.

(o)         “Common Stock” means the Class A common stock of the Company.

(p)         “Company” means Heliogen, Inc., a Delaware corporation.

(q)         “Compensation Committee” means the Compensation Committee of the Board.

(r)         “Consultant” means any person, including an advisor, who is (i) engaged by the Company or an Affiliate to render consulting or advisory services and is compensated for such services, or (ii) serving as a member of the board of directors of an Affiliate and is compensated for such services. However, service solely as a Director, or payment of a fee for such service, will not cause a Director to be considered a “Consultant” for purposes of the Plan. Notwithstanding the foregoing, a person is treated as a Consultant under this Plan only if a Form S-8 Registration Statement under the Securities Act is available to register either the offer or the sale of the Company’s securities to such person.

(s)          “Continuous Service” means that the Participant’s service with the Company or an Affiliate, whether as an Employee, Director or Consultant, is not interrupted or terminated. A change in the capacity in which the Participant renders service to the Company or an Affiliate as an Employee, Director or Consultant or a change in the Entity for which the Participant renders such service, provided that there is no interruption or termination of the Participant’s service with the Company or an Affiliate, will not terminate a Participant’s Continuous Service; provided, however, that if the Entity for which a Participant is rendering services ceases to qualify as an Affiliate, as determined by the Board, such Participant’s Continuous Service will be considered to have terminated on the date such Entity ceases to qualify as an Affiliate. For example, a change in status from an Employee of the Company to a Consultant of an Affiliate or to a Director will not constitute an interruption of Continuous Service. To the extent permitted by law, the Board or the chief executive officer of the Company, in that party’s sole discretion, may determine whether Continuous Service will be considered interrupted in the case of (i) any leave of absence approved by the Board or chief executive officer, including sick leave, military leave or any other personal leave, or (ii) transfers between the Company, an Affiliate, or their successors. Notwithstanding the foregoing, a leave of absence will be treated as Continuous Service for purposes of vesting in an Award only to such extent as may be provided in the Company’s leave of absence policy, in the written terms of any leave of absence agreement or policy applicable to the Participant, or as otherwise required by law. In addition, to the extent required for exemption from or compliance with Section 409A, the determination of whether there has been a termination of Continuous Service will be made, and such term will be construed, in a manner that is consistent with the definition of “separation from service” as defined under Treasury Regulation Section 1.409A-1(h) (without regard to any alternative definition thereunder).

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(t)          “Corporate Transaction” means the consummation, in a single transaction or in a series of related transactions, of any one or more of the following events:

(i)            a sale or other disposition of all or substantially all, as determined by the Board, of the consolidated assets of the Company and its Subsidiaries;

(ii)           a sale or other disposition of at least 50% of the outstanding securities of the Company;

(iii)          a merger, consolidation or similar transaction following which the Company is not the surviving corporation; or

(iv)          a merger, consolidation or similar transaction following which the Company is the surviving corporation but the shares of Common Stock outstanding immediately preceding the merger, consolidation or similar transaction are converted or exchanged by virtue of the merger, consolidation or similar transaction into other property, whether in the form of securities, cash or otherwise.

Notwithstanding the foregoing or any other provision of this Plan, (A) the term Corporate Transaction shall not include a sale of assets, merger or other transaction effected exclusively for the purpose of changing the domicile of the Company, (B) the definition of Corporate Transaction (or any analogous term) in an individual written agreement between the Company or any Affiliate and the Participant shall supersede the foregoing definition with respect to Awards subject to such agreement; provided, however, that if no definition of Corporate Transaction or any analogous term is set forth in such an individual written agreement, the foregoing definition shall apply, and (C) with respect to any nonqualified deferred compensation that becomes payable on account of the Corporate Transaction, the transaction or event described in clause (i), (ii), (iii), or (iv) also constitutes a Section 409A Change in Control if required in order for the payment not to violate Section 409A of the Code.

(u)         “Director” means a member of the Board.

(v)         “determine” or “determined” means as determined by the Board or the Committee (or its designee) in its sole discretion.

(w)        “Disability” means, with respect to a Participant, such Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than 12 months, as provided in Section 22(e)(3) of the Code, and will be determined by the Board on the basis of such medical evidence as the Board deems warranted under the circumstances.

(x)         “Effective Date” means the effective date of this Plan, which is the date of the closing of the transactions contemplated by the Business Combination Agreement, provided that this Plan is approved by the Company’s stockholders prior to such date.

(y)         “Employee” means any person employed by the Company or an Affiliate. However, service solely as a Director, or payment of a fee for such services, will not cause a Director to be considered an “Employee” for purposes of the Plan.

(z)         “Employer” means the Company or the Affiliate of the Company that employs the Participant.

(aa)       “Entity” means a corporation, partnership, limited liability company or other entity.

(bb)       “Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

(cc)        “Exchange Act Person” means any natural person, Entity or “group” (within the meaning of Section 13(d) or 14(d) of the Exchange Act), except that “Exchange Act Person” will not include (i) the Company or any Subsidiary of the Company, (ii) any employee benefit plan of the Company or any Subsidiary of the Company or

Annex H-20

any trustee or other fiduciary holding securities under an employee benefit plan of the Company or any Subsidiary of the Company, (iii) an underwriter temporarily holding securities pursuant to a registered public offering of such securities, (iv) an Entity Owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their Ownership of stock of the Company; or (v) any natural person, Entity or “group” (within the meaning of Section 13(d) or 14(d) of the Exchange Act) that, as of the Effective Date, is the Owner, directly or indirectly, of securities of the Company representing more than 50% of the combined voting power of the Company’s then outstanding securities.

(dd)       “Fair Market Value” means, as of any date, unless otherwise determined by the Board, the value of the Common Stock (as determined on a per share or aggregate basis, as applicable) determined as follows:

(i)            If the Common Stock is listed on any established stock exchange or traded on any established market, the Fair Market Value will be the closing sales price for such stock as quoted on such exchange or market (or the exchange or market with the greatest volume of trading in the Common Stock) on the date of determination, as reported in a source the Board deems reliable.

(ii)           If there is no closing sales price for the Common Stock on the date of determination, then the Fair Market Value will be the closing selling price on the last preceding date for which such quotation exists.

(iii)          In the absence of such markets for the Common Stock, or if otherwise determined by the Board, the Fair Market Value will be determined by the Board in good faith and in a manner that complies with Sections 409A and 422 of the Code.

(ee)        “Fully Diluted Common Stock” means, immediately following the effective time of the transaction contemplated by the Business Combination Agreement, the aggregate number of (i) shares of Common Stock and (ii) securities convertible into or exercisable for shares of Common Stock (whether vested or unvested).

(ff)         “Governmental Body” means any: (i) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (ii) federal, state, local, municipal, foreign or other government; (iii) governmental or regulatory body, or quasi-governmental body of any nature (including any governmental division, department, administrative agency or bureau, commission, authority, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal, and for the avoidance of doubt, any Tax authority) or other body exercising similar powers or authority; or (iv) self-regulatory organization (including the Nasdaq Stock Market, New York Stock Exchange, and the Financial Industry Regulatory Authority).

(gg)       “Grant Notice” means the notice provided to a Participant that he or she has been granted an Award under the Plan and which includes the name of the Participant, the type of Award, the date of grant of the Award, number of shares of Common Stock subject to the Award or potential cash payment right, (if any), the vesting schedule for the Award (if any) and other key terms applicable to the Award.

(hh)       “Incentive Stock Option” means an option granted pursuant to Section 4 of the Plan that is intended to be, and qualifies as, an “incentive stock option” within the meaning of Section 422 of the Code.

(ii)         “Materially Impair” means any amendment to the terms of the Award that materially adversely affects the Participant’s rights under the Award. A Participant’s rights under an Award will not be deemed to have been Materially Impaired by any such amendment if the Board, in its sole discretion, determines that the amendment, taken as a whole, does not materially impair the Participant’s rights. For example, the following types of amendments to the terms of an Award do not Materially Impair the Participant’s rights under the Award: (i) imposition of reasonable restrictions on the minimum number of shares subject to an Option or SAR that may be exercised, (ii) to maintain the qualified status of the Award as an Incentive Stock Option under Section 422 of the Code, (iii) to change the terms of an Incentive Stock Option in a manner that disqualifies, impairs or otherwise affects the qualified status of the Award as an Incentive Stock Option under Section 422 of the Code, (iv) to clarify the manner of exemption from, or to bring the Award into compliance with or qualify it for an exemption from, Section 409A,or (v) to comply with other Applicable Laws.

Annex H-21

(jj)         “Non-Employee Director” means a Director who either (i) is not a current employee or officer of the Company or an Affiliate, does not receive compensation, either directly or indirectly, from the Company or an Affiliate for services rendered as a consultant or in any capacity other than as a Director (except for an amount as to which disclosure would not be required under Item 404(a) of Regulation S-K promulgated pursuant to the Securities Act (“Regulation S-K”)), does not possess an interest in any other transaction for which disclosure would be required under Item 404(a) of Regulation S-K, and is not engaged in a business relationship for which disclosure would be required pursuant to Item 404(b) of Regulation S-K; or (ii) is otherwise considered a “non-employee director” for purposes of Rule 16b-3.

(kk)       “Non-Exempt Award” means any Award that is subject to, and not exempt from, Section 409A, including as the result of (i) a deferral of the issuance of the shares subject to the Award which is elected by the Participant or imposed by the Company, or (ii) the terms of any Non-Exempt Severance Agreement.

(ll)         “Non-Exempt Director Award” means a Non-Exempt Award granted to a Participant who was a Director but not an Employee on the applicable grant date.

(mm)     “Non-Exempt Severance Arrangement” means a severance arrangement or other agreement between the Participant and the Company that provides for acceleration of vesting of an Award and issuance of the shares in respect of such Award upon the Participant’s termination of employment or separation from service (as such term is defined in Section 409A(a)(2)(A)(i) of the Code (and without regard to any alternative definition thereunder) (“Separation from Service”) and such severance benefit does not satisfy the requirements for an exemption from application of Section 409A provided under Treasury Regulations Section 1.409A-1(b)(4), 1.409A-1(b)(9) or otherwise.

(nn)       “Nonstatutory Stock Option” means any option granted pursuant to Section 4 of the Plan that does not qualify as an Incentive Stock Option.

(oo)       “Officer” means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act.

(pp)       “Option” means an Incentive Stock Option or a Nonstatutory Stock Option to purchase shares of Common Stock granted pursuant to the Plan.

(qq)       “Option Agreement” means a written or electronic agreement between the Company and the Optionholder evidencing the terms and conditions of the Option grant. The Option Agreement includes the Grant Notice for the Option and the agreement containing the written summary of the general terms and conditions applicable to the Option and which is provided, including through electronic means, to a Participant along with the Grant Notice. Each Option Agreement will be subject to the terms and conditions of the Plan.

(rr)        “Optionholder” means a person to whom an Option is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Option.

(ss)        “Other Award” means an award valued in whole or in part by reference to, or otherwise based on, Common Stock, including the appreciation in value thereof (e.g., options or stock rights with an exercise price or strike price less than 100% of the Fair Market Value at the time of grant) that is not an Incentive Stock Option, Nonstatutory Stock Option, SAR, Restricted Stock Award, RSU Award or Performance Award.

(tt)         “Other Award Agreement” means a written or electronic agreement between the Company and a holder of an Other Award evidencing the terms and conditions of an Other Award grant. Each Other Award Agreement will be subject to the terms and conditions of the Plan.

(uu)       “Own,” “Owned,” “Owner,” “Ownership” means that a person or Entity will be deemed to “Own,” to have “Owned,” to be the “Owner” of, or to have acquired “Ownership” of securities if such person or Entity, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares voting power, which includes the power to vote or to direct the voting, with respect to such securities.

Annex H-22

(vv)       “Participant” means an Employee, Director or Consultant to whom an Award is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Award.

(ww)     “Performance Award” means an Award that may vest or may be exercised or a cash award that may vest or become earned and paid contingent upon the attainment during a Performance Period of certain Performance Goals and which is granted under the terms and conditions of Section 5(b) pursuant to such terms as are approved by the Board. In addition, to the extent permitted by Applicable Law and set forth in the applicable Award Agreement, the Board may determine that cash or other property may be used in payment of Performance Awards. Performance Awards that are settled in cash or other property are not required to be valued in whole or in part by reference to, or otherwise based on, the Common Stock.

(xx)       “Performance Criteria” means the one or more criteria that the Board will select for purposes of establishing the Performance Goals for a Performance Period. The Performance Criteria that will be used to establish such Performance Goals may be based on any one of, or combination of, the following as determined by the Board: earnings (including earnings per share and net earnings); earnings before interest, taxes and depreciation; earnings before interest, taxes, depreciation and amortization; total stockholder return; return on equity or average stockholder’s equity; return on assets, investment, or capital employed; stock price; margin (including gross margin); income (before or after taxes); operating income; operating income after taxes; pre-tax profit; operating cash flow; sales or revenue targets; increases in revenue or product revenue; expenses and cost reduction goals; improvement in or attainment of working capital levels; economic value added (or an equivalent metric); market share; cash flow; cash flow per share; share price performance; debt reduction; customer satisfaction; stockholders’ equity; capital expenditures; debt levels; operating profit or net operating profit; workforce diversity; growth of net income or operating income; billings; financing; regulatory milestones; stockholder liquidity; corporate governance and compliance; intellectual property; personnel matters; progress of internal research; progress of partnered programs; partner satisfaction; budget management; partner or collaborator achievements; internal controls, including those related to the Sarbanes-Oxley Act of 2002; investor relations, analysts and communication; implementation or completion of projects or processes; employee retention; number of users, including unique users; strategic partnerships or transactions (including in-licensing and out-licensing of intellectual property); establishing relationships with respect to the marketing, distribution and sale of the Company’s products; supply chain achievements; co-development, co-marketing, profit sharing, joint venture or other similar arrangements; individual performance goals; corporate development and planning goals; and other measures of performance selected by the Board or Committee whether or not listed herein.

(yy)       “Performance Goals” means, for a Performance Period, the one or more goals established by the Board for the Performance Period based upon the Performance Criteria. Performance Goals may be based on a Company-wide basis, with respect to one or more business units, divisions, Affiliates, or business segments, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise by the Board (i) in the Award Agreement at the time the Award is granted or (ii) in such other document setting forth the Performance Goals at the time the Performance Goals are established, the Board will appropriately make adjustments in the method of calculating the attainment of Performance Goals for a Performance Period as follows: (1) to exclude restructuring and/or other nonrecurring charges; (2) to exclude exchange rate effects; (3) to exclude the effects of changes to generally accepted accounting principles; (4) to exclude the effects of any statutory adjustments to corporate tax rates; (5) to exclude the effects of items that are “unusual” in nature or occur “infrequently” as determined under generally accepted accounting principles; (6) to exclude the dilutive effects of acquisitions or joint ventures; (7) to assume that any business divested by the Company achieved performance objectives at targeted levels during the balance of a Performance Period following such divestiture; (8) to exclude the effect of any change in the outstanding shares of common stock of the Company by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends; (9) to exclude the effects of stock based compensation and the award of bonuses under the Company’s bonus plans; (10) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to be expensed under generally accepted accounting principles; and (11) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under generally accepted accounting principles. In addition, the Board may establish or provide for other adjustment items in the Award Agreement at the time the Award is granted or in such other document setting forth the Performance Goals at the time the Performance Goals are established. In addition, the Board retains the discretion to reduce or

Annex H-23

eliminate the compensation or economic benefit due upon attainment of Performance Goals and to define the manner of calculating the Performance Criteria it selects to use for such Performance Period. Partial achievement of the specified criteria may result in the payment or vesting corresponding to the degree of achievement as specified in the Award Agreement or the written terms of a Performance Cash Award.

(zz)        “Performance Period” means the period of time selected by the Board over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Participant’s right to vesting or exercise of an Award. Performance Periods may be of varying and overlapping duration, at the sole discretion of the Board.

(aaa)     “Plan” means this Heliogen, Inc. 2021 Equity Incentive Plan, as amended from time to time.

(bbb)     “Plan Administrator” means the person, persons, and/or third-party administrator designated by the Company to administer the day to day operations of the Plan and the Company’s other equity incentive programs.

(ccc)      “Post-Termination Exercise Period” means the period following termination of a Participant’s Continuous Service within which an Option or SAR is exercisable, as specified in Section 4(h).

(ddd)     “Restricted Stock Award” or “RSA” means an Award of shares of Common Stock which is granted pursuant to the terms and conditions of Section 5(a).

(eee)      “Restricted Stock Award Agreement” means a written or electronic agreement between the Company and a holder of a Restricted Stock Award evidencing the terms and conditions of a Restricted Stock Award grant. The Restricted Stock Award Agreement includes the Grant Notice for the Restricted Stock Award and the agreement containing the written summary of the general terms and conditions applicable to the Restricted Stock Award and which is provided, including by electronic means, to a Participant along with the Grant Notice. Each Restricted Stock Award Agreement will be subject to the terms and conditions of the Plan.

(fff)       “RSU Award” or “RSU” means an Award of restricted stock units representing the right to receive an issuance of shares of Common Stock which is granted pursuant to the terms and conditions of Section 5(a).

(ggg)     “RSU Award Agreement” means a written or electronic agreement between the Company and a holder of an RSU Award evidencing the terms and conditions of an RSU Award. The RSU Award Agreement includes the Grant Notice for the RSU Award and the agreement containing the written summary of the general terms and conditions applicable to the RSU Award and which is provided, including by electronic means, to a Participant along with the Grant Notice. Each RSU Award Agreement will be subject to the terms and conditions of the Plan.

(hhh)     “Rule 16b-3” means Rule 16b-3 promulgated under the Exchange Act or any successor to Rule 16b-3, as in effect from time to time.

(iii)        “Rule 405” means Rule 405 promulgated under the Securities Act.

(jjj)       “Section 409A” means Section 409A of the Code and the regulations and other guidance thereunder.

(kkk)     “Section 409A Change in Control” means a change in the ownership or effective control of the Company, or in the ownership of a substantial portion of the Company’s assets, as provided in Section 409A(a)(2)(A)(v) of the Code and Treasury Regulations Section 1.409A-3(i)(5) (without regard to any alternative definition thereunder).

(lll)        “Securities Act” means the Securities Act of 1933, as amended.

(mmm) “Share Reserve” means the number of shares available for issuance under the Plan as set forth in Section 2(a).

Annex H-24

(nnn)     “Stock Appreciation Right” or “SAR” means a right to receive the appreciation on Common Stock that is granted pursuant to the terms and conditions of Section 4.

(ooo)     “SAR Agreement” means a written or electronic agreement between the Company and a holder of a SAR evidencing the terms and conditions of a SAR grant. The SAR Agreement includes the Grant Notice for the SAR and the agreement containing the written summary of the general terms and conditions applicable to the SAR and which is provided, including by electronic means, to a Participant along with the Grant Notice. Each SAR Agreement will be subject to the terms and conditions of the Plan.

(ppp)     “Subsidiary” means, with respect to the Company, (i) any corporation of which more than 50% of the outstanding capital stock having ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether, at the time, stock of any other class or classes of such corporation will have or might have voting power by reason of the happening of any contingency) is at the time, directly or indirectly, Owned by the Company, and (ii) any partnership, limited liability company or other entity in which the Company has a direct or indirect interest (whether in the form of voting or participation in profits or capital contribution) of more than 50%.

(qqq)     “Ten Percent Stockholder” means a person who Owns (or is deemed to Own pursuant to Section 424(d) of the Code) stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or any Affiliate.

(rrr)      “Trading Policy” means the Company’s policy permitting certain individuals to sell Company shares only during certain “window” periods and/or otherwise restricts the ability of certain individuals to transfer or encumber Company shares, as in effect from time to time.

(sss)       “Unvested Non-Exempt Award” means the portion of any Non-Exempt Award that had not vested in accordance with its terms upon or prior to the date of any Corporate Transaction.

(ttt)       “Vested Non-Exempt Award” means the portion of any Non-Exempt Award that had vested in accordance with its terms upon or prior to the date of a Corporate Transaction.

Annex H-25

Annex I

Heliogen, Inc.
2021 Employee Stock Purchase Plan

Adopted by the Board of Directors: [DATE]
Approved by the Stockholders: [DATE]

1.           General; Purpose.

(a)         The Plan provides a means by which Eligible Employees of the Company and certain Designated Companies may be given an opportunity to purchase shares of Common Stock. The Plan permits the Company to grant a series of Purchase Rights to Eligible Employees under an Employee Stock Purchase Plan. In addition, the Plan permits the Company to grant a series of Purchase Rights to Eligible Employees that do not meet the requirements of an Employee Stock Purchase Plan.

(b)         The Plan includes two components: a 423 Component and a Non-423 Component. The Company intends (but makes no undertaking or representation to maintain) the 423 Component to qualify as an Employee Stock Purchase Plan. The provisions of the 423 Component, accordingly, will be construed in a manner that is consistent with the requirements of Section 423 of the Code. In addition, this Plan authorizes grants of Purchase Rights under the Non-423 Component that do not meet the requirements of an Employee Stock Purchase Plan. Except as otherwise provided in the Plan or determined by the Board, the Non-423 Component will operate and be administered in the same manner as the 423 Component. In addition, the Company may make separate Offerings which vary in terms (provided that such terms are not inconsistent with the provisions of the Plan or the requirements of an Employee Stock Purchase Plan to the extent the Offering is made under the 423 Component), and the Company will designate which Designated Company is participating in each separate Offering.

(c)         The Company, by means of the Plan, seeks to retain the services of Eligible Employees, to secure and retain the services of new Employees and to provide incentives for such persons to exert maximum efforts for the success of the Company and its Related Corporations.

2.           Administration.

(a)         The Board will administer the Plan unless and until the Board delegates administration of the Plan to a Committee or Committees, as provided in Section 2(c).

(b)         The Board will have the power, subject to, and within the limitations of, the express provisions of the Plan:

(i)          To determine how and when Purchase Rights will be granted and the provisions of each Offering (which need not be identical).

(ii)         To designate from time to time (A) which Related Corporations of the Company will be eligible to participate in the Plan as Designated 423 Companies, (B) which Related Corporations or Affiliates will be eligible to participate in the Plan as Designated Non-423 Companies, (C) which Affiliates or Related Corporations may be excluded from participation in the Plan, and (D) which Designated Companies will participate in each separate Offering (to the extent that the Company makes separate Offerings).

(iii)        To construe and interpret the Plan and Purchase Rights, and to establish, amend and revoke rules and regulations for its administration. The Board, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan, in a manner and to the extent it deems necessary or expedient to make the Plan fully effective.

(iv)        To settle all controversies regarding the Plan and Purchase Rights granted under the Plan.

(v)         To suspend or terminate the Plan at any time as provided in Section 12.

Annex I-1

(vi)        To amend the Plan at any time as provided in Section 12.

(vii)       Generally, to exercise such powers and to perform such acts as it deems necessary or expedient to promote the best interests of the Company and its Related Corporations and to carry out the intent that the Plan be treated as an Employee Stock Purchase Plan with respect to the 423 Component.

(viii)      To adopt such rules, procedures and sub-plans as are necessary or appropriate to permit or facilitate participation in the Plan by Employees who are foreign nationals or employed or located outside the United States. Without limiting the generality of, and consistent with, the foregoing, the Board specifically is authorized to adopt rules, procedures, and sub-plans regarding, without limitation, eligibility to participate in the Plan, the definition of eligible “earnings,” handling and making of Contributions, establishment of bank or trust accounts to hold Contributions, payment of interest, conversion of local currency, obligations to pay payroll tax, determination of beneficiary designation requirements, withholding procedures and handling of share issuances, any of which may vary according to applicable requirements, and which, if applicable to a Designated Non-423 Company, do not have to comply with the requirements of Section 423 of the Code.

(c)         The Board may delegate some or all of the administration of the Plan to a Committee or Committees. If administration is delegated to a Committee, the Committee will have, in connection with the administration of the Plan, the powers theretofore possessed by the Board that have been delegated to the Committee, including the power to delegate to a subcommittee any of the administrative powers the Committee is authorized to exercise (and references in this Plan and any applicable Offering Document to the Board will thereafter be to the Committee or subcommittee), subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board. Further, to the extent not prohibited by Applicable Law, the Board or Committee may, from time to time, delegate some or all of its authority under the Plan to one or more officers of the Company or other persons or groups of persons as it deems necessary, appropriate or advisable under conditions or limitations that it may set at or after the time of the delegation. The Board may retain the authority to concurrently administer the Plan with the Committee and may, at any time, revest in the Board some or all of the powers previously delegated. Whether or not the Board has delegated administration of the Plan to a Committee, the Board will have the final power to determine all questions of policy and expediency that may arise in the administration of the Plan.

(d)         All determinations, interpretations and constructions made by the Board in good faith will not be subject to review by any person and will be final, binding and conclusive on all persons.

3.           Shares of Common Stock Subject to the Plan.

(a)         Subject to the provisions of Section 11(a) relating to Capitalization Adjustments, the maximum number of shares of Common Stock that may be issued under the Plan will not exceed [________] shares of Common Stock (equal to two percent (2%) of the Fully Diluted Common Stock) (the “Initial Share Reserve”), plus the number of shares of Common Stock that are automatically added on January 1st of each year for a period of up to ten years, commencing on January 1, 2022 and ending on (and including) January 1, 2031, in an amount equal to the lesser of (x) one percent (1%) of the total number of shares of Capital Stock outstanding on December 31st of the preceding calendar year, and (y) [________] shares of Common Stock (equal to two hundred percent (200%) of the Initial Share Reserve). Notwithstanding the foregoing, the Board may act prior to the first day of any calendar year to provide that there will be no January 1st increase in the share reserve for such calendar year or that the increase in the share reserve for such calendar year will be a lesser number of shares of Common Stock than would otherwise occur pursuant to the preceding sentence. For the avoidance of doubt, up to the maximum number of shares of Common Stock reserved under this Section 3(a) may be used to satisfy purchases of Common Stock under the 423 Component and any remaining portion of such maximum number of shares may be used to satisfy purchases of Common Stock under the Non-423 Component.

(b)         If any Purchase Right granted under the Plan terminates without having been exercised in full, the shares of Common Stock not purchased under such Purchase Right will again become available for issuance under the Plan.

Annex I-2

(c)         The stock purchasable under the Plan will be shares of authorized but unissued or reacquired Common Stock, including shares repurchased by the Company on the open market.

4.           Grant of Purchase Rights; Offering.

(a)         The Board may from time to time grant or provide for the grant of Purchase Rights to Eligible Employees under an Offering (consisting of one or more Purchase Periods) on an Offering Date or Offering Dates selected by the Board. Each Offering will be in such form and will contain such terms and conditions as the Board will deem appropriate, and with respect to the 423 Component, will comply with the requirement of Section 423(b)(5) of the Code that all Employees granted Purchase Rights will have the same rights and privileges. The terms and conditions of an Offering shall be incorporated by reference into the Plan and treated as part of the Plan. The provisions of separate Offerings need not be identical, but each Offering will include (through incorporation of the provisions of this Plan by reference in the document comprising the Offering or otherwise) the period during which the Offering will be effective, which period will not exceed 27 months beginning with the Offering Date, and the substance of the provisions contained in Sections 5 through 8, inclusive.

(b)         If a Participant has more than one Purchase Right outstanding under the Plan, unless he or she otherwise indicates in forms delivered to the Company or a third party designated by the Company (each, a “Company Designee”): (i) each form will apply to all of his or her Purchase Rights under the Plan, and (ii) a Purchase Right with a lower exercise price (or an earlier-granted Purchase Right, if different Purchase Rights have identical exercise prices) will be exercised to the fullest possible extent before a Purchase Right with a higher exercise price (or a later-granted Purchase Right if different Purchase Rights have identical exercise prices) will be exercised.

(c)         The Board will have the discretion to structure an Offering so that if the Fair Market Value of a share of Common Stock on the first Trading Day of a new Purchase Period within that Offering is less than or equal to the Fair Market Value of a share of Common Stock on the Offering Date for that Offering, then (i) that Offering will terminate immediately as of that first Trading Day, and (ii) the Participants in such terminated Offering will be automatically enrolled in a new Offering beginning on the first Trading Day of such new Purchase Period.

5.           Eligibility.

(a)         Purchase Rights may be granted only to Employees of the Company or, as the Board may designate in accordance with Section 2(b), to Employees of a Related Corporation or an Affiliate. Except as provided in Section 5(b) or as required by Applicable Law, an Employee will not be eligible to be granted Purchase Rights unless, on the Offering Date, the Employee has been in the employ of the Company, the Related Corporation or the Affiliate, as the case may be, for such continuous period preceding such Offering Date as the Board may (unless prohibited by Applicable Law) require, but in no event will the required period of continuous employment be equal to or greater than two years. In addition, the Board may provide that no Employee will be eligible to be granted Purchase Rights under the Plan unless, on the Offering Date, such Employee’s customary employment with the Company, the Related Corporation, or the Affiliate is more than 20 hours per week and more than five months per calendar year or such other criteria as the Board may determine consistent with Section 423 of the Code with respect to the 423 Component. The Board may also exclude from participation in the Plan or any Offering Employees who are “highly compensated employees” (within the meaning of Section 423(b)(4)(D) of the Code) of the Company or a Related Corporation or a subset of such highly compensated employees.

(b)         The Board may provide that each person who, during the course of an Offering, first becomes an Eligible Employee will, on a date or dates specified in the Offering which coincides with the day on which such person becomes an Eligible Employee or which occurs thereafter, receive a Purchase Right under that Offering, which Purchase Right will thereafter be deemed to be a part of that Offering. Such Purchase Right will have the same characteristics as any Purchase Rights originally granted under that Offering, as described herein, except that:

(i)          the date on which such Purchase Right is granted will be the “Offering Date” of such Purchase Right for all purposes, including determination of the exercise price of such Purchase Right;

Annex I-3

(ii)         the period of the Offering with respect to such Purchase Right will begin on its Offering Date and end coincident with the end of such Offering; and

(iii)        the Board may provide that if such person first becomes an Eligible Employee within a specified period of time before the end of the Offering, he or she will not receive any Purchase Right under that Offering.

(c)         No Employee will be eligible for the grant of any Purchase Rights under the 423 Component if, immediately after any such Purchase Rights are granted, such Employee owns stock possessing five percent or more of the total combined voting power or value of all classes of stock of the Company or of any Related Corporation. For purposes of this Section 5(c), the rules of Section 424(d) of the Code will apply in determining the stock ownership of any Employee, and stock which such Employee may purchase under all outstanding Purchase Rights and options will be treated as stock owned by such Employee.

(d)         As specified by Section 423(b)(8) of the Code, an Eligible Employee may be granted Purchase Rights under the 423 Component only if such Purchase Rights, together with any other rights granted under all Employee Stock Purchase Plans of the Company and any Related Corporations, do not permit such Eligible Employee’s rights to purchase stock of the Company or any Related Corporation to accrue at a rate which, when aggregated, exceeds $25,000 of Fair Market Value of such stock (determined at the time such rights are granted, and which, with respect to the Plan, will be determined as of their respective Offering Dates) for each calendar year in which such rights are outstanding at any time.

(e)         Officers of the Company and any Designated Company, if they are otherwise Eligible Employees, will be eligible to participate in Offerings under the Plan. Notwithstanding the foregoing, the Board may (unless prohibited by Applicable Law) provide in an Offering that Employees who are highly compensated Employees within the meaning of Section 423(b)(4)(D) of the Code will not be eligible to participate.

(f)          Notwithstanding anything in this Section 5 to the contrary, in the case of an Offering under the Non-423 Component, an Eligible Employee (or group of Eligible Employees) may be excluded from participation in the Plan or an Offering if the Board has determined, in its sole discretion, that participation of such Eligible Employee(s) is not advisable or practical for any reason.

6.           Purchase Rights; Purchase Price.

(a)         On each Offering Date, each Eligible Employee, pursuant to an Offering made under the Plan, will be granted a Purchase Right to purchase up to that number of shares of Common Stock purchasable either with a percentage or with a maximum dollar amount, as designated by the Board during the period that begins on the Offering Date (or such later date as the Board determines for a particular Offering) and ends on the date stated in the Offering, which date will be no later than the end of the Offering.

(b)         The Board will establish one or more Purchase Dates during an Offering on which Purchase Rights granted for that Offering will be exercised and shares of Common Stock will be purchased in accordance with such Offering.

(c)         In connection with each Offering made under the Plan, the Board may specify (i) a maximum number of shares of Common Stock that may be purchased by any Participant on any Purchase Date during such Offering, (ii) a maximum aggregate number of shares of Common Stock that may be purchased by all Participants pursuant to such Offering and/or (iii) a maximum aggregate number of shares of Common Stock that may be purchased by all Participants on any Purchase Date under the Offering. If the aggregate purchase of shares of Common Stock issuable upon exercise of Purchase Rights granted under the Offering would exceed any such maximum aggregate number, then, in the absence of any Board action otherwise, a pro rata (based on each Participant’s accumulated Contributions) allocation of the shares of Common Stock (rounded down to the nearest whole share) available will be made in as nearly a uniform manner as will be practicable and equitable.

Annex I-4

(d)         The purchase price of shares of Common Stock acquired pursuant to Purchase Rights will be specified by the Board prior to commencement of an Offering and will not be less than the lesser of:

(i)          an amount equal to 85% of the Fair Market Value of the shares of Common Stock on the Offering Date; or

(ii)         an amount equal to 85% of the Fair Market Value of the shares of Common Stock on the applicable Purchase Date.

7.           Participation; Withdrawal; Termination.

(a)         An Eligible Employee may elect to participate in an Offering and authorize payroll deductions as the means of making Contributions by completing and delivering to the Company or a Company Designee, within the time specified in the Offering, an enrollment form provided by the Company or Company Designee. The enrollment form will specify the amount of Contributions not to exceed the maximum amount specified by the Board. Each Participant’s Contributions will be credited to a bookkeeping account for such Participant under the Plan and will be deposited with the general funds of the Company except where Applicable Law requires that Contributions be deposited with a third party. If permitted in the Offering, a Participant may begin such Contributions with the first payroll occurring on or after the Offering Date (or, in the case of a payroll date that occurs after the end of the prior Offering but before the Offering Date of the next new Offering, Contributions from such payroll will be included in the new Offering). If permitted in the Offering, a Participant may thereafter reduce (including to zero) or increase his or her Contributions. If required under Applicable Law or if specifically provided in the Offering and to the extent permitted by Section 423 of the Code with respect to the 423 Component, in addition to or instead of making Contributions by payroll deductions, a Participant may make Contributions through payment by cash, check or wire transfer prior to a Purchase Date.

(b)         During an Offering, a Participant may cease making Contributions and withdraw from the Offering by delivering to the Company or a Company Designee a withdrawal form provided by the Company. The Company may impose a deadline before a Purchase Date for withdrawing. Upon such withdrawal, such Participant’s Purchase Right in that Offering will immediately terminate and the Company will distribute as soon as practicable to such Participant all of his or her accumulated but unused Contributions and such Participant’s Purchase Right in that Offering shall thereupon terminate. A Participant’s withdrawal from that Offering will have no effect upon his or her eligibility to participate in any other Offerings under the Plan, but such Participant will be required to deliver a new enrollment form to participate in subsequent Offerings.

(c)         Unless otherwise required by Applicable Law, Purchase Rights granted pursuant to any Offering under the Plan will terminate immediately if the Participant either (i) is no longer an Employee for any reason or for no reason (subject to any post-employment participation period required by Applicable Law) or (ii) is otherwise no longer eligible to participate. The Company will distribute as soon as practicable to such individual all of his or her accumulated but unused Contributions.

(d)         Unless otherwise determined by the Board, a Participant whose employment transfers or whose employment terminates with an immediate rehire (with no break in service) by or between the Company and a Designated Company or between Designated Companies will not be treated as having terminated employment for purposes of participating in the Plan or an Offering; however, if a Participant transfers from an Offering under the 423 Component to an Offering under the Non-423 Component, the exercise of the Participant’s Purchase Right will be qualified under the 423 Component only to the extent such exercise complies with Section 423 of the Code. If a Participant transfers from an Offering under the Non-423 Component to an Offering under the 423 Component, the exercise of the Purchase Right will remain non-qualified under the Non-423 Component. The Board may establish different and additional rules governing transfers between separate Offerings within the 423 Component and between Offerings under the 423 Component and Offerings under the Non-423 Component.

(e)         During a Participant’s lifetime, Purchase Rights will be exercisable only by such Participant. Purchase Rights are not transferable by a Participant, except by will, by the laws of descent and distribution, or, if permitted by the Company, by a beneficiary designation as described in Section 10.

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(f)          Unless otherwise specified in the Offering or as required by Applicable Law, the Company will have no obligation to pay interest on Contributions.

8.           Exercise of Purchase Rights.

(a)         On each Purchase Date, each Participant’s accumulated Contributions will be applied to the purchase of shares of Common Stock, up to the maximum number of shares of Common Stock permitted by the Plan and the applicable Offering, at the purchase price specified in the Offering. No fractional shares will be issued unless specifically provided for in the Offering.

(b)         Unless otherwise provided in the Offering, if any amount of accumulated Contributions remains in a Participant’s account after the purchase of shares of Common Stock and such remaining amount is less than the amount required to purchase one share of Common Stock on the final Purchase Date of an Offering, then such remaining amount will be held in such Participant’s account for the purchase of shares of Common Stock under the next Offering under the Plan, unless such Participant withdraws from or is not eligible to participate in such next Offering, in which case such amount will be distributed to such Participant after the final Purchase Date without interest (unless the payment of interest is otherwise required by Applicable Law). If the amount of Contributions remaining in a Participant’s account after the purchase of shares of Common Stock is at least equal to the amount required to purchase one (1) whole share of Common Stock on the final Purchase Date of an Offering, then such remaining amount will be distributed in full to such Participant after the final Purchase Date of such Offering without interest (unless otherwise required by Applicable Law).

(c)         No Purchase Rights may be exercised to any extent unless the shares of Common Stock to be issued upon such exercise under the Plan are covered by an effective registration statement pursuant to the Securities Act and the Plan is in material compliance with all applicable U.S. federal and state, foreign and other securities, exchange control and other laws applicable to the Plan. If on a Purchase Date the shares of Common Stock are not so registered or the Plan is not in such compliance, no Purchase Rights will be exercised on such Purchase Date, and, subject to Section 423 of the Code with respect to the 423 Component, the Purchase Date will be delayed until the shares of Common Stock are subject to such an effective registration statement and the Plan is in material compliance, except that the Purchase Date will in no event be more than 27 months from the Offering Date. If, on the Purchase Date, as delayed to the maximum extent permissible, the shares of Common Stock are not registered and the Plan is not in material compliance with all Applicable Laws, as determined by the Company in its sole discretion, no Purchase Rights will be exercised and all accumulated but unused Contributions will be distributed to the Participants without interest (unless the payment of interest is otherwise required by Applicable Law).

9.           Covenants of the Company.

The Company will seek to obtain from each U.S. federal or state, foreign or other regulatory commission, agency or other Governmental Body having jurisdiction over the Plan such authority as may be required to grant Purchase Rights and issue and sell shares of Common Stock thereunder unless the Company determines, in its sole discretion, that doing so is not practical or would cause the Company to incur costs that are unreasonable. If, after commercially reasonable efforts, the Company is unable to obtain the authority that counsel for the Company deems necessary for the grant of Purchase Rights or the lawful issuance and sale of Common Stock under the Plan, and at a commercially reasonable cost, the Company will be relieved from any liability for failure to grant Purchase Rights and/or to issue and sell Common Stock upon exercise of such Purchase Rights.

10.         Designation of Beneficiary.

(a)         The Company may, but is not obligated to, permit a Participant to submit a form designating a beneficiary who will receive any shares of Common Stock and/or Contributions from the Participant’s account under the Plan if the Participant dies before such shares and/or Contributions are delivered to the Participant. The Company may, but is not obligated to, permit the Participant to change such designation of beneficiary. Any such designation and/or change must be on a form approved by the Company.

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(b)         If a Participant dies, and in the absence of a valid beneficiary designation, the Company will deliver any shares of Common Stock and/or Contributions to the executor or administrator of the estate of the Participant. If no executor or administrator has been appointed (to the knowledge of the Company), the Company, in its sole discretion, may deliver such shares of Common Stock and/or Contributions, without interest (unless the payment of interest is otherwise required by Applicable Law) to the Participant’s spouse, dependents or relatives, or if no spouse, dependent or relative is known to the Company, then to such other person as the Company may designate.

11.         Adjustments upon Changes in Common Stock; Corporate Transactions.

(a)         In the event of a Capitalization Adjustment, the Board will appropriately and proportionately adjust: (i) the class(es) and maximum number of securities subject to the Plan pursuant to Section 3(a), (ii) the class(es) and maximum number of securities by which the share reserve is to increase automatically each year pursuant to Section 3(a), (iii) the class(es) and number of securities subject to, and the purchase price applicable to outstanding Offerings and Purchase Rights, and (iv) the class(es) and number of securities that are the subject of the purchase limits under each ongoing Offering. The Board will make these adjustments, and its determination will be final, binding and conclusive.

(b)         In the event of a Corporate Transaction, then: (i) any surviving corporation or acquiring corporation (or the surviving or acquiring corporation’s parent company) may assume or continue outstanding Purchase Rights or may substitute similar rights (including a right to acquire the same consideration paid to the stockholders in the Corporate Transaction) for outstanding Purchase Rights, or (ii) if any surviving or acquiring corporation (or its parent company) does not assume or continue such Purchase Rights or does not substitute similar rights for such Purchase Rights, then the Participants’ accumulated Contributions will be used to purchase shares of Common Stock (rounded down to the nearest whole share) within ten business days (or such other period specified by the Board) prior to the Corporate Transaction under the outstanding Purchase Rights, and the Purchase Rights will terminate immediately after such purchase.

12.         Amendment, Termination or Suspension of the Plan.

(a)         The Board may amend the Plan at any time in any respect the Board deems necessary or advisable. However, except as provided in Section 11(a) relating to Capitalization Adjustments, stockholder approval will be required for any amendment of the Plan for which stockholder approval is required by Applicable Law.

(b)         The Board may suspend or terminate the Plan at any time. No Purchase Rights may be granted under the Plan while the Plan is suspended or after it is terminated.

(c)         Any benefits, privileges, entitlements and obligations under any outstanding Purchase Rights granted before an amendment, suspension or termination of the Plan will not be materially impaired by any such amendment, suspension or termination except (i) with the consent of the person to whom such Purchase Rights were granted, (ii) as necessary to facilitate compliance with any laws, listing requirements, or governmental regulations (including, without limitation, the provisions of Section 423 of the Code and the regulations and other interpretive guidance issued thereunder relating to Employee Stock Purchase Plans) including without limitation any such regulations or other guidance that may be issued or amended after the date the Plan is adopted by the Board, or (iii) as necessary to obtain or maintain favorable tax, listing, or regulatory treatment. To be clear, the Board may amend outstanding Purchase Rights without a Participant’s consent if such amendment is necessary to ensure that the Purchase Right and/or the Plan complies with the requirements of Section 423 of the Code with respect to the 423 Component or with respect to other Applicable Laws. Notwithstanding anything in the Plan or any Offering Document to the contrary, the Board will be entitled to: (i) establish the exchange ratio applicable to amounts withheld in a currency other than U.S. dollars; (ii) permit Contributions in excess of the amount designated by a Participant in order to adjust for mistakes in the Company’s processing of properly completed Contribution elections; (iii) establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that amounts applied toward the purchase of Common Stock for each Participant properly correspond with amounts withheld from the Participant’s Contributions; (iv) amend any outstanding Purchase Rights or clarify any ambiguities regarding the terms of any Offering to enable the Purchase Rights to qualify under and/or comply with Section 423 of the Code with respect to the 423 Component; and (v) establish other limitations or procedures as the

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Board determines in its sole discretion advisable that are consistent with the Plan. The actions of the Board pursuant to this paragraph will not be considered to alter or impair any Purchase Rights granted under an Offering as they are part of the initial terms of each Offering and the Purchase Rights granted under each Offering.

13.         Tax Qualification; Tax Withholding.

(a)         Although the Company may endeavor to (i) qualify a Purchase Right for special tax treatment under the laws of the United States or jurisdictions outside of the United States or (ii) avoid adverse tax treatment, the Company makes no representation to that effect and expressly disavows any covenant to maintain special or to avoid unfavorable tax treatment, notwithstanding anything to the contrary in this Plan. The Company will be unconstrained in its corporate activities without regard to the potential negative tax impact on Participants.

(b)         Each Participant will make arrangements, satisfactory to the Company and any applicable Related Corporation, to enable the Company or the Related Corporation to fulfill any withholding obligation for Tax-Related Items. Without limitation to the foregoing, in the Company’s sole discretion and subject to Applicable Law, such withholding obligation may be satisfied in whole or in part by (i) withholding from the Participant’s salary or any other cash payment due to the Participant from the Company or a Related Corporation; (ii) withholding from the proceeds of the sale of shares of Common Stock acquired under the Plan, either through a voluntary sale or a mandatory sale arranged by the Company; or (iii) any other method deemed acceptable by the Board. The Company shall not be required to issue any shares of Common Stock under the Plan until such obligations are satisfied.

(c)         The 423 Component is exempt from the application of Section 409A of the Code, and any ambiguities herein shall be interpreted to so be exempt from Section 409A of the Code. The Non-423 Component is intended to be exempt from the application of Section 409A of the Code under the short-term deferral exception and any ambiguities shall be construed and interpreted in accordance with such intent. In furtherance of the foregoing and notwithstanding any provision in the Plan to the contrary, if the Committee determines that an option granted under the Plan may be subject to Section 409A of the Code or that any provision in the Plan would cause an option under the Plan to be subject to Section 409A, the Committee may amend the terms of the Plan and/or of an outstanding option granted under the Plan, or take such other action the Committee determines is necessary or appropriate, in each case, without the participant’s consent, to exempt any outstanding option or future option that may be granted under the Plan from or to allow any such options to comply with Section 409A of the Code, but only to the extent any such amendments or action by the Committee would not violate Section 409A of the Code. Notwithstanding the foregoing, the Company shall have no liability to a participant or any other party if the option under the Plan that is intended to be exempt from or compliant with Section 409A of the Code is not so exempt or compliant or for any action taken by the Committee with respect thereto.

14.         Effective Date of Plan.

The Plan will become effective immediately prior to and contingent upon the Effective Date. No Purchase Rights will be exercised unless and until the Plan has been approved by the stockholders of the Company, which approval must be within 12 months before or after the date the Plan is adopted (or if required under Section 12(a) above, materially amended) by the Board.

15.         Miscellaneous Provisions.

(a)         Proceeds from the sale of shares of Common Stock pursuant to Purchase Rights will constitute general funds of the Company.

(b)         A Participant will not be deemed to be the holder of, or to have any of the rights of a holder with respect to, shares of Common Stock subject to Purchase Rights unless and until the Participant’s shares of Common Stock acquired upon exercise of Purchase Rights are recorded in the books of the Company (or its transfer agent).

(c)         The Plan and Offering do not constitute an employment contract. Nothing in the Plan or in the Offering will in any way alter the at will nature of a Participant’s employment or amend a Participant’s employment contract, if applicable, or be deemed to create in any way whatsoever any obligation on the part of any Participant to continue in the employ of the Company or a Related Corporation or an Affiliate, or on the part of the Company, a Related Corporation or an Affiliate to continue the employment of a Participant.

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(d)         The provisions of the Plan will be governed by the laws of the State of Delaware without resort to that state’s conflicts of laws rules.

(e)         If any particular provision of the Plan is found to be invalid or otherwise unenforceable, such provision will not affect the other provisions of the Plan, but the Plan will be construed in all respects as if such invalid provision were omitted.

(f)          If any provision of the Plan does not comply with Applicable Law, such provision shall be construed in such a manner as to comply with Applicable Law.

16.         Definitions.

As used in the Plan, the following definitions will apply to the capitalized terms indicated below:

(a)         “423 Component” means the part of the Plan, which excludes the Non-423 Component, pursuant to which Purchase Rights that satisfy the requirements for an Employee Stock Purchase Plan may be granted to Eligible Employees.

(b)         “Affiliate” means any entity, other than a Related Corporation, whether now or subsequently established, which is at the time of determination, a “parent” or “subsidiary” of the Company as such terms are defined in Rule 405 promulgated under the Securities Act. The Board may determine the time or times at which “parent” or “subsidiary” status is determined within the foregoing definition.

(c)         “Applicable Law” means shall mean the Code and any applicable securities, federal, state, foreign, material local or municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, listing rule, regulation, judicial decision, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (or under the authority of the New York Stock Exchange, NASDAQ Stock Market or the Financial Industry Regulatory Authority).

(d)         “Board” means the Board of Directors of the Company.

(e)         “Business Combination Agreement” means that certain Business Combination Agreement, dated as of July 6, 2021, by and among Athena Technology Acquisition Corp., a Delaware corporation (“Athena”), HelioMax Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Athena, and Heliogen, Inc., a Delaware corporation.

(f)          “Capital Stock” means each and every class of common stock of the Company, regardless of the number of votes per share.

(g)         “Capitalization Adjustment” means any change that is made in, or other events that occur with respect to, the Common Stock subject to the Plan or subject to any Purchase Right after the date the Plan is adopted by the Board without the receipt of consideration by the Company through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or other similar equity restructuring transaction, as that term is used in Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor thereto). Notwithstanding the foregoing, the conversion of any convertible securities of the Company will not be treated as a Capitalization Adjustment.

(h)         “Code” means the U.S. Internal Revenue Code of 1986, as amended, including any applicable regulations and guidance thereunder.

(i)          “Committee” means a committee of one or more members of the Board to whom authority has been delegated by the Board in accordance with Section 2(c).

(j)          “Common Stock” means the Class A common stock of the Company.

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(k)         “Company” means Heliogen, Inc., a Delaware corporation.

(l)          “Contributions” means the payroll deductions and other additional payments specifically provided for in the Offering that a Participant contributes to fund the exercise of a Purchase Right. A Participant may make additional payments into his or her account if specifically provided for in the Offering, and then only if the Participant has not already had the maximum permitted amount withheld during the Offering through payroll deductions and, with respect to the 423 Component, to the extent permitted by Section 423.

(m)        “Corporate Transaction” means the consummation, in a single transaction or in a series of related transactions, of any one or more of the following events:

(i)          a sale or other disposition of all or substantially all, as determined by the Board in its sole discretion, of the consolidated assets of the Company and its subsidiaries;

(ii)         a sale or other disposition of more than 50% of the outstanding securities of the Company;

(iii)        a merger, consolidation or similar transaction following which the Company is not the surviving corporation; or

(iv)        a merger, consolidation or similar transaction following which the Company is the surviving corporation but the shares of Common Stock outstanding immediately preceding the merger, consolidation or similar transaction are converted or exchanged by virtue of the merger, consolidation or similar transaction into other property, whether in the form of securities, cash or otherwise.

(n)         “Designated 423 Company” means any Related Corporation selected by the Board as participating in the 423 Component.

(o)         “Designated Company” means any Designated Non-423 Corporation or Designated 423 Company, provided, however, that at any given time, a Related Corporation participating in the 423 Component shall not be a Related Corporation participating in the Non-423 Component.

(p)         “Designated Non-423 Company” means any Related Corporation or Affiliate selected by the Board as participating in the Non-423 Component.

(q)         “Director” means a member of the Board.

(r)         “Effective Date” means the effective date of this Plan, which is the date of the closing of the transactions contemplated by the Business Combination Agreement.

(s)          “Eligible Employee” means an Employee who meets the requirements set forth in the document(s) governing the Offering for eligibility to participate in the Offering, provided that such Employee also meets the requirements for eligibility to participate set forth in the Plan.

(t)          “Employee” means any person, including an Officer or Director, who is “employed” for purposes of Section 423(b)(4) of the Code by the Company or a Related Corporation or solely with respect to the Non-423 Component, an Affiliate. However, service solely as a Director, or payment of a fee for such services, will not cause a Director to be considered an “Employee” for purposes of the Plan.

(u)         “Employee Stock Purchase Plan” means a plan that grants Purchase Rights intended to be options issued under an “employee stock purchase plan,” as that term is defined in Section 423(b) of the Code.

(v)         “Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder.

(w)        “Fair Market Value” means, as of any date, the value of the Common Stock determined as follows:

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(i)          If the Common Stock is listed on any established stock exchange or traded on any established market, the Fair Market Value of a share of Common Stock will be, unless otherwise determined by the Board, the closing sales price for such stock as quoted on such exchange or market (or the exchange or market with the greatest volume of trading in the Common Stock) on the date of determination, as reported in such source as the Board deems reliable. Unless otherwise provided by the Board, if there is no closing sales price for the Common Stock on the date of determination, then the Fair Market Value will be the closing sales price on the last preceding date for which such quotation exists.

(ii)         In the absence of such markets for the Common Stock, the Fair Market Value will be determined by the Board in good faith in compliance with Applicable Laws and regulations and, to the extent applicable as determined in the sole discretion of the Board, in a manner that complies with Sections 409A of the Code.

(x)         “Fully Diluted Common Stock” means, immediately following the effective time of the transaction contemplated by the Business Combination Agreement, the aggregate number of (i) shares of Common Stock and (ii) securities convertible into or exercisable for shares of Common Stock (whether vested or unvested).

(y)         “Governmental Body” means any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental or regulatory body, or quasi-governmental body of any nature (including any governmental division, department, administrative agency or bureau, commission, authority, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or entity and any court or other tribunal, and for the avoidance of doubt, any tax authority) or other body exercising similar powers or authority; or (d) self-regulatory organization (including the New York Stock Exchange, the NASDAQ Stock Market and the Financial Industry Regulatory Authority).

(z)          “Non-423 Component” means the part of the Plan, which excludes the 423 Component, pursuant to which Purchase Rights that are not intended to satisfy the requirements for an Employee Stock Purchase Plan may be granted to Eligible Employees.

(aa)       “Offering” means the grant to Eligible Employees of Purchase Rights, with the exercise of those Purchase Rights automatically occurring at the end of one or more Purchase Periods. The terms and conditions of an Offering will generally be set forth in the “Offering Document” approved by the Board for that Offering.

(bb)       “Offering Date” means a date selected by the Board for an Offering to commence.

(cc)        “Officer” means a person who is an officer of the Company or a Related Corporation within the meaning of Section 16 of the Exchange Act.

(dd)       “Participant” means an Eligible Employee who holds an outstanding Purchase Right.

(ee)        “Plan” means this Heliogen, Inc. 2021 Employee Stock Purchase Plan, as amended from time to time, including both the 423 Component and the Non-423 Component.

(ff)         “Purchase Date” means one or more dates during an Offering selected by the Board on which Purchase Rights will be exercised and on which purchases of shares of Common Stock will be carried out in accordance with such Offering.

(gg)       “Purchase Period” means a period of time specified within an Offering, generally beginning on the Offering Date or on the first Trading Day following a Purchase Date, and ending on a Purchase Date. An Offering may consist of one or more Purchase Periods.

(hh)       “Purchase Right” means an option to purchase shares of Common Stock granted pursuant to the Plan.

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(ii)         “Related Corporation” means any “parent corporation” or “subsidiary corporation” of the Company whether now or subsequently established, as those terms are defined in Sections 424(e) and (f), respectively, of the Code.

(jj)         “Securities Act” means the U.S. Securities Act of 1933, as amended.

(kk)       “Tax-Related Items” means any income tax, social insurance, payroll tax, fringe benefit tax, payment on account or other tax-related items arising out of or in relation to a Participant’s participation in the Plan, including, but not limited to, the exercise of a Purchase Right and the receipt of shares of Common Stock or the sale or other disposition of shares of Common Stock acquired under the Plan.

(ll)         “Trading Day” means any day on which the exchange(s) or market(s) on which shares of Common Stock are listed, including but not limited to the New York Stock Exchange, Nasdaq Global Select Market, the Nasdaq Global Market, the Nasdaq Capital Market or any successors thereto, is open for trading.

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INDEMNIFICATION OF OFFICERS AND DIRECTORS

Our amended and restated certificate of incorporation will provide that all of our directors, officers, employees and agents shall be entitled to be indemnified by us to the fullest extent permitted by Section 145 of the Delaware General Corporation Law (“DGCL”). Section 145 of the Delaware General Corporation Law concerning indemnification of officers, directors, employees and agents is set forth below.

Section 145. Indemnification of officers, directors, employees and agents; insurance.

(a)     A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

(b)    A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

(c)     To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

(d)    Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

(e)     Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys’ fees) incurred by former officers and directors or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

(f)     The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office. A right to indemnification or to advancement of expenses arising under a provision of the certificate of incorporation or a bylaw shall not be eliminated or impaired by an amendment to such provision after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such action or omission has occurred.

(g)    A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under this section.

(h)    For purposes of this section, references to “the corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

(i)     For purposes of this section, references to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to “serving at the request of the corporation” shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the corporation” as referred to in this section.

(j)     The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(k)    The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any by law, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation’s obligation to advance expenses (including attorneys’ fees).

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to the court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

In accordance with Section 102(b)(7) of the DGCL, our amended and restated certificate of incorporation will provide that no director shall be personally liable to us or any of our stockholders for monetary damages resulting from breaches of their fiduciary duty as directors, except to the extent such limitation on or exemption from liability is not permitted under the DGCL. The effect of this provision of our amended and restated certificate of incorporation is to eliminate our rights and those of our stockholders (through stockholders’ derivative suits on our behalf) to recover monetary damages against a director for breach of the fiduciary duty of care as a director, including breaches resulting from negligent or grossly negligent behavior, except, as restricted by Section 102(b)(7) of the DGCL. However, this provision does not limit or eliminate our rights or the rights of any stockholder to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director’s duty of care.

If the DGCL is amended to authorize corporate action further eliminating or limiting the liability of directors, then, in accordance with our amended and restated certificate of incorporation, the liability of our directors to us or our stockholders will be eliminated or limited to the fullest extent authorized by the DGCL, as so amended. Any repeal or amendment of provisions of our amended and restated certificate of incorporation limiting or eliminating the liability of directors, whether by our stockholders or by changes in law, or the adoption of any other provisions inconsistent therewith, will (unless otherwise required by law) be prospective only, except to the extent such amendment or change in law permits us to further limit or eliminate the liability of directors on a retroactive basis.

Our amended and restated certificate of incorporation will also provide that we will, to the fullest extent authorized or permitted by applicable law, indemnify our current and former officers and directors, as well as those persons who, while directors or officers of our corporation, are or were serving as directors, officers, employees or agents of another entity, trust or other enterprise, including service with respect to an employee benefit plan, in connection with any threatened, pending or completed proceeding, whether civil, criminal, administrative or investigative, against all expense, liability and loss (including, without limitation, attorney’s fees, judgments, fines, ERISA excise taxes and penalties and amounts paid in settlement) reasonably incurred or suffered by any such person in connection with any such proceeding.

Notwithstanding the foregoing, a person eligible for indemnification pursuant to our amended and restated certificate of incorporation will be indemnified by us in connection with a proceeding initiated by such person only if such proceeding was authorized by our board of directors, except for proceedings to enforce rights to indemnification.

The right to indemnification which will be conferred by our amended and restated certificate of incorporation is a contract right that includes the right to be paid by us the expenses incurred in defending or otherwise participating in any proceeding referenced above in advance of its final disposition, provided, however, that if the DGCL requires, an advancement of expenses incurred by our officer or director (solely in the capacity as an officer or director of our corporation) will be made only upon delivery to us of an undertaking, by or on behalf of such officer or director, to repay all amounts so advanced if it is ultimately determined that such person is not entitled to be indemnified for such expenses under our amended and restated certificate of incorporation or otherwise.

The rights to indemnification and advancement of expenses will not be deemed exclusive of any other rights which any person covered by our amended and restated certificate of incorporation may have or hereafter acquire under law, our amended and restated certificate of incorporation, our bylaws, an agreement, vote of stockholders or disinterested directors, or otherwise.

Any repeal or amendment of provisions of our amended and restated certificate of incorporation affecting indemnification rights, whether by our stockholders or by changes in law, or the adoption of any other provisions inconsistent therewith, will (unless otherwise required by law) be prospective only, except to the extent such amendment or change in law permits us to provide broader indemnification rights on a retroactive basis, and will not in any way diminish or adversely affect any right or protection existing at the time of such repeal or amendment or adoption of such inconsistent provision with respect to any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision. Our amended and restated certificate of incorporation will also permit us, to the extent and in the manner authorized or permitted by law, to indemnify and to advance expenses to persons other that those specifically covered by our amended and restated certificate of incorporation.

Our bylaws, which we intend to adopt immediately prior to the closing of this offering, include the provisions relating to advancement of expenses and indemnification rights consistent with those which will be set forth in our amended and restated certificate of incorporation. In addition, our bylaws provide for a right of indemnity to bring a suit in the event a claim for indemnification or advancement of expenses is not paid in full by us within a specified period of time. Our bylaws also permit us to purchase and maintain insurance, at our expense, to protect us and/or any director, officer, employee or agent of our corporation or another entity, trust or other enterprise against any expense, liability or loss, whether or not we would have the power to indemnify such person against such expense, liability or loss under the DGCL.

Any repeal or amendment of provisions of our bylaws affecting indemnification rights, whether by our board of directors, stockholders or by changes in applicable law, or the adoption of any other provisions inconsistent therewith, will (unless otherwise required by law) be prospective only, except to the extent such amendment or change in law permits us to provide broader indemnification rights on a retroactive basis, and will not in any way diminish or adversely affect any right or protection existing thereunder with respect to any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision.

We will enter into indemnification agreements with each of our officers and directors a form of which is to be filed as an exhibit to this Registration Statement. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

Pursuant to the Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement, we have agreed to indemnify the underwriters and the underwriters have agreed to indemnify us against certain civil liabilities that may be incurred in connection with this offering, including certain liabilities under the Securities Act.

Item 21. Exhibits and Financial Statement Schedules

Exhibit	Description
2.1†**

Business Combination Agreement, dated as of July 6, 2021, by and among Athena Technology Acquisition Corp., HelioMax Merger Sub, Inc. and Heliogen, Inc. (included as Annex A to the proxy statement/prospectus, which is a part of this Registration Statement).

3.1**

Amended and Restated Certificate of Incorporation of Athena Technology Acquisition Corp. (incorporated herein by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on March 22, 2021 (File No. 001-40209)).

3.2**	Bylaws of Athena Technology Acquisition Corp. (incorporated herein by reference to Exhibit 3.3 to the Company’s Registration Statement on Form S-1 filed on February 5, 2021 (File No. 333-252812)).
4.1**

Warrant Agreement, dated, March 16, 2021, by and between Athena Technology Acquisition Corp. and Continental Stock Transfer & Trust Company, as warrant agent. (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on March 22, 2021 (File No. 001-40209)).

5.1*	Opinion of DLA Piper LLP (US).
8.1*	Opinion of DLA Piper LLP (US) as to tax matters.
10.1**

Letter Agreement, dated March 16, 2021, by and among Athena Technology Acquisition Corp., Athena Technology Sponsor LLC and its officers and directors (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on March 22, 2021 (File No. 001-40209)).

10.2**

Investment Management Trust Agreement, dated March 16, 2021, by and among Athena Technology Acquisition Corp., and Continental Stock Transfer & Trust Company, as trustee (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on March 22, 2021 (File No. 001-40209)).

Exhibit	Description
10.3**

Registration Rights Agreement, dated March 16, 2021, by and among Athena Technology Acquisition Corp. and Athena Technology Sponsor LLC (incorporated herein by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on March 22, 2021 (File No. 001-40209)).

10.4**

Administrative Support Agreement, dated March 16, 2021, by and among Athena Technology Acquisition Corp. and Athena Technology Sponsor LLC (incorporated herein by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on March 22, 2021 (File No. 001-40209)).

10.5**

Private Placement Units Purchase Agreement, dated March 16, 2021, by and among Athena Technology Acquisition Corp. and Athena Technology Sponsor LLC (incorporated herein by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed on March 22, 2021 (File No. 001-40209)).

10.6**

Promissory Note issued to Athena Technology Sponsor LLC, dated December 8, 2020, by Athena Technology Acquisition Corp. (incorporated herein by reference to Exhibit 10.6 to the Company’s Registration Statement on Form S-1 filed on February 5, 2021 (File No. 333-252812)).

10.7**

Amended and Restated Securities Subscription Agreement, dated December 28, 2020, by and between Athena Technology Acquisition Corp. and Athena Technology Sponsor LLC (incorporated herein by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-1 filed on February 5, 2021 (File No. 333-252812)).

10.8**

Sponsor Support Agreement, dated as of July 6, 2021, by and among Athena Technology Acquisition Corp., Heliogen, Inc. and Athena Technology Sponsor LLC (included as Annex D to the proxy statement/prospectus, which is a part of this Registration Statement).

10.9**

Stockholder Support Agreement, dated as of July 6, 2021, by and among Athena Technology Acquisition Corp. and certain stockholders of Heliogen, Inc. (included as Annex C to the proxy statement/prospectus, which is a part of this Registration Statement).

10.10**	Form of Subscription Agreement (included as Annex E to the proxy statement/prospectus, which is a part of this Registration Statement).
10.11#	Heliogen, Inc. 2021 Equity Incentive Plan (included as Annex H to the proxy statement/prospectus, which is a part of this Registration Statement).
10.12#	Heliogen, Inc. 2021 Employee Stock Purchase Plan (included as Annex I to the proxy statement/prospectus, which is a part of this Registration Statement).
10.13**#	Offer Letter, dated January 30, 2018, by and between Edisun Microgrids, Inc. and Steve Schell.
10.14**#	Offer Letter, dated March 3, 2021, by and between Heliogen, Inc. and Christiana Obiaya.
10.15*	Executive Employment Agreement, dated November 19, 2021, by and between William T. “Bill” Gross and Heliogen, Inc.
23.1*	Consent of DLA Piper LLP (US) for legality opinion (included in Exhibit 5.1).
23.2*	Consent of DLA Piper LLP (US) as to tax matters (included in Exhibit 8.1).
23.3*	Consent of Marcum LLP
23.4*	Consent of BDO USA, LLP
23.5*	Consent of BTIG, LLC
23.6*	Consent of Bill Gross
23.7*	Consent of Stacey Abrams
23.8*	Consent of Paddy Padmanathan
23.9*	Consent of Julie M. Kane
23.10*	Consent of Robert Kavner
23.11*	Consent of David Crane
99.1*	Form of Preliminary Proxy Card
99.2**	Heliogen, Inc. 2013 Stock Incentive Plan

____________

*        Filed herewith.

**      Previously Filed

†        Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

#        Indicates management contract or compensatory plan or arrangement.

Item 22. Undertakings

The undersigned registrant hereby undertakes:

A.     To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)     To include any prospectus required by section 10(a)(3) of the Securities Act;

(ii)    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

B.      That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C.     To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

D.     That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

E.      That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)     Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)   Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

F.      That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

G.     That every prospectus (i) that is filed pursuant to paragraph (F) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

H.     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

I.       The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

J.       To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES AND POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Kennesaw, State of Georgia, on November 19, 2021.

ATHENA TECHNOLOGY ACQUISITION CORP.

By:	/s/ Phyllis W. Newhouse
Name:	Phyllis W. Newhouse
Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following person in the capacities and on the dates indicated:

Signature	Position	Date
*	Chairman of the Board of Directors	November 19, 2021
Isabelle Freidheim
/s/ Phyllis W. Newhouse	Chief Executive Officer and Director	November 19, 2021
Phyllis W. Newhouse	(Principal Executive Officer)
/s/ Grace Vandecruze	Chief Financial Officer	November 19, 2021
Grace Vandecruze	(Principal Financial and Accounting Officer)
*	Director	November 19, 2021
Kay Koplovitz
*	Director	November 19, 2021
Annette Nazareth
*	Director	November 19, 2021
Judith Rodin
*	Director	November 19, 2021
Janice Bryant Howroyd

*By:	/s/ Phyllis W. Newhouse
Attorney-in-Fact
November 19, 2021